As filed with the Securities and Exchange Commission on August 29, 2025

Registration No. 333-288792

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CARISMA THERAPEUTICS INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	26-2025616
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

3675 Market Street, Suite 401

Philadelphia, PA 19104

(267) 491-6422

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Steven Kelly

President and Chief Executive Officer

Carisma Therapeutics Inc.

3675 Market Street, Suite 401

Philadelphia, PA 19104

(267) 491-6422

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Brian A. Johnson, Esq. Christoper D. Barnstable-Brown, Esq. Mark Nylen, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, New York 10007 (212) 230-8800	Rachael M. Bushey, Esq. Jennifer L. Porter, Esq. Laura Umbrecht Gulick, Esq. Goodwin Procter LLP 3025 John F. Kennedy Boulevard 8th Floor Philadelphia, PA 19104 (445) 207-7800

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 29, 2025

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Carisma Therapeutics Inc. and OrthoCellix, Inc.,

Carisma Therapeutics Inc., a Delaware corporation (“Carisma”), Azalea Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Carisma (“Merger Sub”), Ocugen, Inc. (“Ocugen”), a Delaware corporation and OrthoCellix, Inc., a Delaware corporation and wholly owned subsidiary of Ocugen (“OrthoCellix”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) on June 22, 2025, pursuant to which, among other matters, Merger Sub will merge with and into OrthoCellix, with OrthoCellix surviving as a wholly owned subsidiary of Carisma and the surviving corporation of the merger (the “Merger”). In connection with the Merger, Carisma will change its corporate name to “OrthoCellix, Inc.” Carisma following the Merger is referred to herein as the “Combined Company.”

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.00001 per share, of OrthoCellix (“OrthoCellix common stock”), issued and outstanding (other than other than shares of OrthoCellix common stock (a) held as treasury stock, (b) owned, directly or indirectly, by Carisma or Merger Sub immediately prior to the Effective Time or (c) as to which appraisal rights have been properly exercised in accordance with Delaware law) will be converted into and become exchangeable for the right to receive a number of shares of common stock, par value $0.001 per share, of Carisma, calculated by reference to the exchange ratio described in more detail in the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 186 of the accompanying proxy statement/prospectus, referred to herein as the “Exchange Ratio.”

In addition, (a) Carisma intends to enter into securities purchase agreements (“subscription agreements”) with certain investors, pursuant to which Carisma will sell, and such investors will purchase, in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder, up to $            million of shares of Carisma common stock, which are expected to be issued at a purchase price per share equal to the Aggregate Valuation (as defined below) divided by the Post-Closing Carisma Shares (as defined below), immediately following the Effective Time (such transaction, the “Investor Investment”) and (b) on August 29, 2025, as part of the Concurrent Financing (as defined below), Ocugen entered into a subscription agreement with Carisma, pursuant to which Ocugen committed to purchase, immediately following the Effective Time, shares of Carisma’s common stock for aggregate gross proceeds equal to $5.0 million, which are expected to be issued at a purchase price per share equal to the Aggregate Valuation divided by the Post-Closing Carisma Shares (the “Guarantor Investment”, and together with the Investor Investment, the “Concurrent Financing”). The terms of the Guarantor Investment include a “most favored nations” provision pursuant to which the terms of the Guarantor Investment will be automatically modified to reflect any more favorable terms (subject to certain exceptions) contained in any other subscription agreement entered into in connection with the Concurrent Financing.Carisma also intends to enter into a registration rights agreement with the investors that will participate in the anticipated Concurrent Financing (“Registration Rights Agreement”) at the closing of the anticipated Concurrent Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration of the resale of certain shares of Carisma common stock that are held by the investors participating in the anticipated Concurrent Financing from time to time on Form S-1 or Form S-3. The closing of the anticipated Concurrent Financing (including in respect of the Guarantor Investment) is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the Merger, as well as certain other conditions. The anticipated Concurrent Financing is more fully described in the section titled “Agreements Related to the Merger — Anticipated Subscription Agreements and Registration Rights Agreement” beginning on page 209 of the accompanying proxy statement/prospectus.

Each share of Carisma common stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares will be unaffected by the Merger.

Based on Carisma’s and OrthoCellix’s capitalization as of July 31, 2025, each share of OrthoCellix common stock is currently estimated to be entitled to receive approximately 335,355.7827 shares of Carisma’s common stock. This estimated Exchange Ratio does not give effect to the contemplated Carisma reverse stock split (which is more fully described below) and is subject to adjustment based on Carisma’s estimated Net Cash (as defined herein) at the closing of the Merger as described in more detail, including other adjustments, in the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 186 of the accompanying proxy statement/prospectus.

Immediately after the Merger and the anticipated Concurrent Financing, Carisma securityholders as of immediately prior to the Merger are expected to own approximately 10.0% of the outstanding shares of the Combined Company on a fully-diluted basis, OrthoCellix’s sole stockholder, Ocugen (but excluding for this purpose any shares purchased by Ocugen in the anticipated Concurrent Financing pursuant to the Guarantor Investment), is expected to own approximately 73.3% of the outstanding shares of the Combined Company on a fully-diluted basis, and the investors in the anticipated Concurrent Financing (including for this purpose shares purchased in the Concurrent Financing by Ocugen pursuant to the Guarantor Investment) would own approximately 16.7% of the outstanding shares of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Carisma’s Net Cash as of the closing of the Merger being approximately $0 and the anticipated Concurrent Financing amount being equal to $25.0 million (the “Concurrent Financing Amount”). Under certain circumstances, as described below, the ownership percentages may be adjusted upward or downward based on the level of Carisma’s Net Cash at the closing of the Merger and the actual Concurrent Financing Amount at the Effective Time.

After the completion of the Merger, Ocugen will continue to control a majority of the voting power for the election of directors of the Combined Company, owning approximately 76.7% of the Combined Company’s common stock on a fully-diluted basis and subject to certain assumptions, including, but not limited to, Carisma’s Net Cash as of closing being approximately $0 and the anticipated Concurrent Financing Amount of $25.0 million. As a result, the Combined Company will be a “controlled company” within the meaning of the rules of The Nasdaq Stock Market LLC (“Nasdaq”) and may elect not to comply with certain corporate governance standards. While the Combined Company does not presently intend to rely on these exemptions, the Combined Company may opt to utilize these exemptions in the future as long as it remains a controlled company.

Shares of Carisma common stock are currently listed on the Nasdaq Capital Market under the symbol “CARM.” Carisma is not currently in compliance with the Nasdaq Capital Market listing requirements. Carisma has filed an initial listing application for the Combined Company with the Nasdaq Capital Market. After completion of the Merger, Carisma will be renamed “OrthoCellix, Inc.” and it is expected that the common stock of the Combined Company will trade on Nasdaq under the symbol “OCLX.” It is a condition of the consummation of the Merger that Carisma obtains approval of the listing of the Combined Company on Nasdaq, but there can be no assurance such listing condition will be met or that Carisma will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties. However, in the event that the shares of Carisma common stock to be issued in the Merger are not approved for listing on Nasdaq, it is possible that Carisma and OrthoCellix may mutually agree to waive the applicable condition and nonetheless proceed with completing the Merger. If such condition is waived, Carisma will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. If Carisma proceeds with the Merger in these circumstances, the Combined Company’s stock may not be listed on Nasdaq. Accordingly, you are advised that Carisma stockholders will not have certainty regarding the listing of the Combined Company’s shares at the time you are asked to vote at the Carisma Special Meeting (as defined below). On August 28, 2025, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Carisma common stock was $0.2280 per share.

Carisma’s stockholders are cordially invited to attend the special meeting of Carisma’s stockholders. Carisma is holding its special meeting of stockholders in lieu of an annual meeting of stockholders (the “Carisma Special Meeting”), on            , 2025, at             a.m., Eastern Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the Merger and other matters. The Carisma Special Meeting will be held via the Internet at https://meetnow.global/MMLQXXY.

At the Carisma Special Meeting, Carisma will ask its stockholders to:

1.	To approve, pursuant to Nasdaq Listing Rules 5635(a), 5635(b) and 5635(d), the issuance of shares of common stock of Carisma to (i) Ocugen, the sole stockholder of OrthoCellix, pursuant to the terms of the Merger Agreement among Ocugen, Carisma, OrthoCellix and Merger Sub, dated as of June 22, 2025, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus and (ii) investors in the anticipated Concurrent Financing, pursuant to the terms of the subscription agreements, the form of which is filed as Annex I to this registration statement, which will (a) represent more than 20.0% of the shares of Carisma common stock outstanding immediately prior to the Merger and (b) result in a change of control in Carisma (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);
2.	To approve the OrthoCellix, Inc. 2025 Stock Option and Incentive Plan, which will become effective as of and contingent on the completion of the Merger (the “Stock Plan Proposal” or “Proposal No. 2”);
3.	To elect three Class II directors, Steven Kelly, Briggs Morrison, M.D. and Sanford Zweifach, to Carisma’s board of directors and to hold office until Carisma’s 2028 annual meeting of stockholders and until their respective successor has been duly elected and qualified, or until their earlier death, resignation or removal; provided that if the Merger is consummated, the election of these directors will only have an effect until the completion of the Merger because the composition of Carisma’s board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement (the “Director Election Proposal” or “Proposal No. 3”);
4.	To ratify the appointment of KPMG LLP as Carisma’s independent registered public accounting firm for the fiscal year ending December 31, 2025 (the “Auditor Ratification Proposal” or “Proposal No. 4”);
5.	To approve, on an advisory basis, named executive officer compensation (the “Say on Pay Proposal” or Proposal No. 5”);
6.	To approve, on an advisory basis, certain compensation arrangements for Carisma’s named executive officers that are based on or otherwise relate to the Merger (the “Merger Compensation Proposal” or “Proposal No. 6”);
7.	To approve an adjournment of the Carisma Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1 (the “Adjournment Proposal” or “Proposal No. 7”); and
8.	To transact such other business as may properly come before the stockholders at the Carisma Special Meeting or any adjournment or postponement thereof.

Carisma held a separate special meeting of Carisma stockholders on August 5, 2025 (the “reverse stock split special meeting”), at which Carisma’s stockholders approved an amendment to Carisma’s certificate of incorporation to effect a reverse stock split of Carisma’s issued and outstanding common stock at a ratio of not less than 1-for-10 and not greater than 1-for-50, with the exact ratio within such range to be determined at the discretion of Carisma’s board of directors, without further approval or authorization of Carisma’s stockholders (the “reverse stock split”).

As described in the accompanying proxy statement/prospectus, certain executive officers and directors of Carisma who in the aggregate owned approximately 0.03% of the outstanding shares of Carisma as of June 22, 2025, and Ocugen, the sole stockholder of OrthoCellix, are parties to stockholder support agreements with Carisma and OrthoCellix, respectively, whereby such stockholders have agreed to vote in favor of the approval of the transactions contemplated therein, including, with respect to OrthoCellix common stockholders, adoption of the Merger Agreement and approval of the Merger and, with respect to such Carisma’s stockholders, Proposal No. 1, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, OrthoCellix common stockholders holding a sufficient number of shares of OrthoCellix capital stock to adopt the Merger Agreement and approve the Merger and related transactions will be asked to execute written consents providing for such adoption and approval.

After careful consideration, each of the Carisma and OrthoCellix boards of directors have approved the Merger Agreement and have determined that it is advisable to consummate the Merger. Carisma’s board of directors has approved the proposals described in the accompanying proxy statement/prospectus and unanimously recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/ prospectus.

More information about Carisma, OrthoCellix, the Merger Agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Carisma urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 29 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Carisma and OrthoCellix are excited about the opportunities the Merger brings to Carisma’s and OrthoCellix’s stockholders and thank you for your consideration and continued support. Sincerely,

Steven Kelly
President and Chief Executive Officer
Carisma Therapeutics Inc.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/ prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated          , 2025, and is first being mailed to Carisma’s stockholders on or about          , 2025.

CARISMA THERAPEUTICS INC.

3675 Market Street, Suite 401

Philadelphia, PA 19104

(267) 491-6422

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS IN LIEU OF ANNUAL MEETING OF STOCKHOLDERS

To the stockholders of Carisma Therapeutics Inc.:

NOTICE IS HEREBY GIVEN that a special meeting in lieu of the annual meeting of stockholders (the “Carisma Special Meeting”), will be held on          , 2025, at          a.m., Eastern Time, unless postponed or adjourned to a later date. The Carisma Special Meeting will be held via the Internet by virtual audio web conference at https://meetnow.global/MMLQXXY. You will be able to attend and participate in the Carisma Special Meeting virtually where you will be able to listen to the meeting live, submit questions and vote.

The Carisma Special Meeting will be held for the following purposes:

1.	To approve, pursuant to Nasdaq Listing Rules 5635(a), 5635(b) and 5635(d), the issuance of shares of common stock of Carisma Therapeutics Inc. (“Carisma”) to (i) Ocugen, Inc. (“Ocugen”), the sole stockholder of OrthoCellix, Inc. (“OrthoCellix”), pursuant to the terms of the Agreement and Plan of Merger among Ocugen, Carisma, OrthoCellix and Azalea Merger Sub, Inc. (“Merger Sub”), dated as of June 22, 2025, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, which is referred to in this notice as the “Merger Agreement”; and (ii) investors in the anticipated Concurrent Financing, pursuant to the terms of the subscription agreements, the form of which is filed as Annex I to this registration statement, which will (a) represent more than 20.0% of the shares of Carisma common stock outstanding immediately prior to the Merger (as defined herein) and (b) result in a change of control in Carisma (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);
2.	To approve the OrthoCellix, Inc. 2025 Stock Option and Incentive Plan, which will become effective as of and contingent on the completion of the Merger (the “Stock Plan Proposal” or “Proposal No. 2”);
3.	To elect three Class II directors, Steven Kelly, Briggs Morrison, M.D. and Sanford Zweifach, to Carisma’s board of directors and to hold office until Carisma’s 2028 annual meeting of stockholders and until their respective successor has been duly elected and qualified, or until their earlier death, resignation or removal; provided that if the Merger is consummated, the election of these directors will only have an effect until the completion of the Merger because the composition of Carisma’s board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement (the “Director Election Proposal” or “Proposal No. 3”);
4.	To ratify the appointment of KPMG LLP as Carisma’s independent registered public accounting firm for the fiscal year ending December 31, 2025 (the “Auditor Ratification Proposal” or “Proposal No. 4”);
5.	To approve, on an advisory basis, named executive officer compensation (the “Say on Pay Proposal” or Proposal No. 5”);
6.	To approve, on an advisory basis, certain compensation arrangements for Carisma’s named executive officers that are based on or otherwise relate to the Merger (the “Merger Compensation Proposal” or “Proposal No. 6”);
7.	To approve an adjournment of the Carisma Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1 (the “Adjournment Proposal” or “Proposal No. 7”); and
8.	To transact such other business as may properly come before the stockholders at the Carisma Special Meeting or any adjournment or postponement thereof.

Record Date: Carisma’s board of directors has fixed          , 2025 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Carisma Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of Carisma common stock at the close of business on the record date are entitled to notice of, and to vote at, the Carisma Special Meeting. At the close of business on the record date, Carisma had            shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of a majority of the votes properly cast at the Carisma Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 4, 5, 6 and 7. With respect to Proposal No. 3, the directors are elected by a plurality of the votes properly cast at the Carisma Special Meeting, and the three nominees for director receiving the highest number of affirmative votes will be elected. Approval of Proposal No. 1 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1.

Even if you plan to virtually attend the Carisma Special Meeting, Carisma requests that you sign and return the enclosed proxy or vote by mail, telephone or online to ensure that your shares will be represented at the Carisma Special Meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Carisma Special Meeting.

CARISMA’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO CARISMA AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. CARISMA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CARISMA’S STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders’ Meeting            to Be Held on           , 2025 at            a.m., Eastern Time via the Internet by virtual audio web conference at https://meetnow.global/MMLQXXY.

The proxy statement/prospectus and annual report to stockholders in connection with the Carisma Special Meeting are available at https://meetnow.global/MMLQXXY.

By Order of Carisma’s Board of Directors,

Steven Kelly

President, Chief Executive Officer and Director

Philadelphia, Pennsylvania

                      , 2025

EXPLANATORY NOTE

The issuances of all shares of Carisma common stock in exchange for each share of OrthoCellix common stock is intended to be covered by this registration statement on Form S-4 of which this proxy statement/prospectus is a part.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Carisma Therapeutics Inc. that is not included in or delivered with this document. You may obtain this information without charge through the SEC website (www.sec.gov) or upon your written or oral request by contacting the Secretary of Carisma Therapeutics Inc., 3675 Market Street, Suite 401, Philadelphia, Pennsylvania 19104 Attention: Corporate Secretary or by calling (267) 491-6422.

To ensure timely delivery of these documents, any request should be made no later than          , 2025, which is five business days prior to the date of the Carisma Special Meeting, in order to receive them before the Carisma Special Meeting.

For additional details about where you can find information about Carisma, please see the section titled “Where You Can Find More Information” beginning on page 389 of this proxy statement/prospectus.

i

ii

*	To be filed by amendment.

iii

QUESTIONS AND ANSWERS

Carisma held a separate special meeting of Carisma stockholders on August 5, 2025 (the “reverse stock split special meeting”), at which Carisma’s stockholders approved an amendment to Carisma’s certificate of incorporation to effect a reverse stock split of Carisma’s issued and outstanding common stock at a ratio of not less than 1-for-10 and not greater than 1-for-50, with the exact ratio within such range to be determined at the discretion of Carisma’s board of directors, without further approval or authorization of Carisma’s stockholders (the “reverse stock split”). Except where specifically noted, the following information and all other information contained in this proxy statement/ prospectus does not give effect to the contemplated reverse stock split described in Carisma’s definitive proxy statement filed with the SEC on July 7, 2025.

The following section provides answers to frequently asked questions about the Carisma Special Meeting, the Merger, the anticipated Concurrent Financing and the proposals to be voted on at the Carisma Special Meeting. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:What is the Merger?

A:

On June 22, 2025, Carisma, Merger Sub, OrthoCellix and Ocugen entered into the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement contains the terms and conditions of the proposed Merger. Pursuant to the Merger Agreement, Merger Sub will merge with and into OrthoCellix, with OrthoCellix continuing as a wholly owned subsidiary of Carisma and the surviving corporation of the Merger. This entire transaction is referred to in this proxy statement/prospectus as the “Merger.” In connection with the Merger, Carisma will change its corporate name to “OrthoCellix, Inc.”

Q:What will OrthoCellix’s securityholder receive in the Merger?

A:

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of OrthoCellix common stock issued and outstanding immediately prior to the Effective Time (other than any held as treasury stock, owned, directly or indirectly, by Carisma or Merger Sub immediately prior to the Effective Time or as to which appraisal rights have been properly exercised in accordance with Delaware law) shall be converted into and become exchangeable for the right to receive, a number of shares of Carisma common stock equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 186 of this proxy statement/prospectus).

For a more complete description of the treatment of OrthoCellix securities in the Merger, please see the sections titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 186 of this proxy statement/prospectus.

Q:What will Carisma securityholders receive in the Merger?

A:

Each share of Carisma common stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares will be unaffected by the Merger. Immediately after the Merger and the anticipated Concurrent Financing, Carisma securityholders as of immediately prior to the Merger are expected to own approximately 10.0% of the outstanding shares of the Combined Company on a fully-diluted basis, and Ocugen, the sole stockholder of OrthoCellix, along with the other investors in the anticipated Concurrent Financing are expected to own approximately 90.0% of the outstanding shares of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Carisma’s Net Cash as of the closing of the Merger being approximately $0 and the anticipated Concurrent Financing Amount of $25.0 million. The anticipated Concurrent Financing is more fully described in the section titled “Agreements Related to the Merger — Anticipated Subscription Agreements and Registration Rights Agreement”.

In addition, each option to purchase shares of Carisma’s common stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, will survive the closing and remain outstanding in accordance with its terms. For a more complete description of the treatment of Carisma securities in the Merger, please see the sections titled “Market Price and Dividend Information” and “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on pages 142 and 186, respectively, of this proxy statement/prospectus.

Further, at or prior to the Effective Time, Carisma is expected to enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a designated rights agent (the “Rights Agent”) pursuant to which pre-Merger Carisma common stockholders, subject to the terms and conditions set forth in the CVR Agreement, will receive one contingent value right (each, a “CVR”) for each outstanding share of Carisma common stock held by such stockholder on such date. The CVR Agreement and the CVRs are described in more detail in the question titled “What are the Carisma CVRs?” and in the section titled “Agreements Related to the Merger — Carisma Contingent Value Rights Agreement.”

Q: What are the Carisma CVRs?

A:

At or prior to the Effective Time, Carisma is expected to enter into a CVR Agreement with a designated Rights Agent pursuant to which pre-Merger Carisma common stockholders, subject to the terms and conditions set forth in the CVR Agreement, will receive one CVR for each outstanding share of Carisma common stock held by such stockholder on such date.

Each CVR will represent the contractual right to receive a contingent cash payment equal to (i) the Net Proceeds (as defined in the CVR Agreement) received by Carisma to the extent such payment related to the disposition of any Carisma Legacy Assets (as defined in the next paragraph) during the period beginning on the execution date of the Merger Agreement and ending on the second anniversary of the closing of the Merger, if any, plus (ii) the Net Proceeds received by Carisma to the extent such payment related to any royalties, milestones or other payments received by Carisma following the closing of the Merger under certain of Carisma’s existing agreements, including its collaboration and license agreement (the “Moderna collaboration agreement”) with ModernaTX, Inc. (“Moderna”), in each case subject to adjustment based on the terms and conditions set forth in the CVR Agreement.

“Carisma Legacy Assets” means all assets, technology and intellectual property of Carisma, as they existed at any time prior to the date of the Merger Agreement, relating to Carisma’s research and development programs, as conducted and proposed to be conducted, including its CT-0525, CT-0508, CT-1119 and its engineered macrophage, and in vivo mRNA/LNP CAR-M programs and its partnership with Moderna, including, for purposes of clarity, the tangible and intangible assets of Carisma relating thereto.

Any cash payments received by Carisma prior to the closing of the Merger pursuant to a Carisma Legacy Asset monetization transaction will be part of Carisma’s cash balance as of closing of the Merger and will therefore be factored into Carisma’s Net Cash for purposes of determining the Exchange Ratio. In addition, cash payments related to a Carisma Legacy Asset monetization transaction that Carisma and OrthoCellix mutually agree will be received within 90 days following the closing of the Merger will also be included as Carisma Net Cash for purposes of determining the Exchange Ratio. Such cash payments received prior to the closing of the Merger (or that Carisma and OrthoCellix mutually agree to count as Carisma Net Cash as described above) would not result in a cash payment under the CVR.

Cash payments received by the Combined Company following the closing of the Merger to the extent such payments related to (i) the disposition of Carisma Legacy Assets during the Disposition Period or (ii) any royalties, milestones or other payments received by the Combined Company following the closing of the Merger under certain of Carisma’s existing agreements (and in each case other than as mutually agreed by Carisma and OrthoCellix to be factored into Carisma Net Cash as described above) would not be factored into Carisma Net Cash and instead would result in a cash payment under the CVR, subject to adjustment based on the terms and conditions set forth in the CVR Agreement.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any holders of CVRs will receive any payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Carisma or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

Q:Why are the two companies proposing to merge?

A:

Carisma and OrthoCellix believe that combining the two companies will result in a company focused on developing NeoCart® as an autologous cartilage implant technology utilizing patient cells to repair articular cartilage defects of the knee. If the Merger is completed, the business of OrthoCellix will continue as the business of the Combined Company. NeoCart® is OrthoCellix’s only product candidate in clinical development and the only product candidate the Combined Company initially plans to develop. Carisma will attempt to enter into a sale or other disposition transactions with respect to any Carisma Legacy Assets, the proceeds of which may be paid to Carisma’s legacy stockholders pursuant to the terms of the CVR Agreement (as defined below). For a more complete description of the reasons for the Merger, please see the sections titled “The Merger — Carisma’s Reasons for the Merger” and “The Merger — OrthoCellix’s Reasons for the Merger” beginning on pages 153 and 155, respectively, of this proxy statement/prospectus. For a more complete description of the CVR Agreement, see the section titled “Agreements Related to the Merger — Carisma Contingent Value Rights Agreement” beginning on page 204 of this proxy statement/prospectus.

Q:What will happen to Carisma if, for any reason, the Merger with OrthoCellix does not close?

A:

Carisma has invested significant time and incurred, and expects to continue to incur, significant expenses related to the proposed Merger with OrthoCellix. Carisma’s future operations are highly dependent on the success of the Merger. In the event the Merger does not close, Carisma will have a limited ability to continue its current operations. Although Carisma’s board of directors may elect, among other things, to attempt to identify and complete another strategic transaction if the Merger with OrthoCellix does not close, Carisma’s board of directors may instead commence bankruptcy or take steps necessary to liquidate or dissolve Carisma’s business and assets. If Carisma decides to dissolve and liquidate its assets, Carisma would be required to pay all of its outstanding contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount of and the timing of such liquidation and distribution of available cash left to distribute to stockholders after paying the obligations of Carisma and setting aside funds for reserves. Accordingly, holders of Carisma common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of the company. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to Carisma’s stockholders. For more information about the risks related to not consummating the Merger, please see the section titled “Risk Factors — Risks Related to Carisma — Risks Related to Our Evaluation of the Merger and Strategic Alternatives” on page 33 of this proxy statement/prospectus.

Q:Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Carisma as of the applicable record date, and you are entitled to vote to approve the matters set forth herein. This document serves as:

●	a proxy statement of Carisma used to solicit proxies for the Carisma Special Meeting to vote on the matters set forth herein; and
●	a prospectus of Carisma used to offer shares of Carisma common stock issued in exchange for shares of OrthoCellix common stock in the Merger.

Q:What is the Concurrent Financing?

A:

Carisma is expected to enter into the subscription agreements with certain investors, pursuant to which Carisma will sell, and such investors will purchase, shares of Carisma common stock at a purchase price per share equal to the Aggregate Valuation divided by the Post-Closing Carisma Shares (each as defined below), for an aggregate purchase price of up to $          million. Carisma and the investors participating in the anticipated Concurrent Financing will enter into the registration rights agreement at the closing of the Concurrent Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of Carisma common stock that are held by the investors participating in the Concurrent Financing from time to time pursuant to Rule 415 under the Securities Act. The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of the conditions set forth in the subscription agreements and of each of the conditions to the closing of the Merger. Further, as part of the anticipated Concurrent Financing, on August 29, 2025, Ocugen entered into a subscription agreement, pursuant to which Ocugen committed to purchase $5.0 million of shares of Carisma common stock, which are expected to be issued at a purchase price per share equal to the Aggregate Valuation divided by the Post-Closing Carisma Shares. The terms of the Guarantor Investment include a “most favored nations” provision pursuant to which the terms of the Guarantor Investment will be automatically modified to reflect any more favorable terms (subject to certain exceptions) contained in any other subscription agreement entered into in connection with the Concurrent Financing. Immediately after the Merger and the anticipated Concurrent Financing, Carisma securityholders as of immediately prior to the Merger are expected to own approximately 10.0% of the outstanding shares of the Combined Company on a fully-diluted basis, and the sole stockholder of OrthoCellix along with the other investors in the anticipated Concurrent Financing are expected to own approximately 90.0% of the outstanding shares of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Carisma’s Net Cash as of the closing of the Merger being approximately $0 and the anticipated Concurrent Financing Amount of $25.0 million.

Q:What proposals will be voted on at the Carisma Special Meeting in connection with the Merger?

A:	Pursuant to the terms of the Merger Agreement, the following proposal must be approved by the requisite stockholder vote at the Carisma Special Meeting in order for the Merger to close:
●	To approve, pursuant to Nasdaq Listing Rules 5635(a), 5635(b) and 5635(d), the issuance of shares of common stock of Carisma to (i) the sole stockholder of OrthoCellix pursuant to the terms of the Merger Agreement, and (ii) investors in the anticipated Concurrent Financing, pursuant to the terms of the subscription agreements, which will (a) represent more than 20.0% of the shares of Carisma common stock outstanding immediately prior to the Merger; and (b) result in the change of control of Carisma (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”).

Approval of Proposal No. 1 is a condition to completion of the Merger. The issuance of Carisma common stock in connection with the Merger and the anticipated Concurrent Financing and the change of control resulting from the Merger and the anticipated Concurrent Financing will not take place unless Proposal No. 1 is approved by Carisma stockholders and the Merger is consummated.

In addition to the requirement of obtaining Carisma stockholder approval, the closing of the Merger Agreement is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 189 of this proxy statement/prospectus.

Q: Have any stockholders of Carisma and/or OrthoCellix agreed to vote for the Nasdaq Stock Issuance Proposal?

A:

Concurrently and in connection with the execution of the Merger Agreement, Ocugen (solely in its capacity as the sole stockholder of OrthoCellix) entered into a support agreement with Carisma and OrthoCellix to vote all of its shares of OrthoCellix’s capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby. Additionally, certain executive officers and directors of Carisma holding approximately 0.03% of the outstanding shares of Carisma common stock have entered into support agreements with Carisma and OrthoCellix to vote all of their shares of Carisma common stock in favor of the Nasdaq Stock Issuance Proposal.

Q:What proposals are to be voted on at the Carisma Special Meeting, other than the Nasdaq Stock Issuance Proposal?

A:	At the Carisma Special Meeting, the holders of Carisma common stock will also be asked to vote on the following proposals:
●	To approve the OrthoCellix, Inc. 2025 Stock Option and Incentive Plan, which will become effective as of and contingent on the completion of the Merger (the “Stock Plan Proposal” or “Proposal No. 2”);
●	To elect three Class II directors, Steven Kelly, Briggs Morrison, M.D. and Sanford Zweifach, to Carisma’s board of directors and to hold office until Carisma’s 2028 annual meeting of stockholders and until their respective successor has been duly elected and qualified, or until their earlier death, resignation or removal; provided that if the Merger is consummated, the election of these directors will only have an effect until the completion of the Merger because the composition of Carisma’s board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement (the “Director Election Proposal” or “Proposal No. 3”);
●	To ratify the appointment of KPMG LLP as Carisma’s independent registered public accounting firm for the fiscal year ending December 31, 2025 (the “Auditor Ratification Proposal” or “Proposal No. 4”);
●	To approve, on an advisory basis, named executive officer compensation (the “Say on Pay Proposal” or Proposal No. 5”);
●	To approve, on an advisory basis, certain compensation arrangements for Carisma’s named executive officers that are based on or otherwise relate to the Merger (the “Merger Compensation Proposal” or “Proposal No. 6”);

●	To approve an adjournment of the Carisma Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1 (the “Adjournment Proposal” or “Proposal No. 7”); and
●	To transact such other business as may properly come before the stockholders at the Carisma Special Meeting or any adjournment or postponement thereof.

The approvals of Proposal Nos. 2, 3, 4, 5, 6 and 7 are not conditions to the closing of the Merger. Proposal No. 2 is conditioned on the consummation of the Merger.

Carisma does not expect any other matter to be brought before the Carisma Special Meeting.

Q:What constitutes a quorum at the Carisma Special Meeting?

A:

A quorum is needed to hold a valid stockholder meeting. A quorum will be present if the holders of at least a majority in voting power of the shares of Carisma common stock issued and outstanding and entitled to vote on the record date are present at the Carisma Special Meeting either “in person” virtually or as represented by proxy. For purposes of establishing a quorum, abstentions and broker non-votes, if any, are counted as present or represented. If a quorum is not present, Carisma expects to adjourn the Carisma Special Meeting until Carisma obtains a quorum. Shares present virtually during the Carisma Special Meeting will be considered shares of Carisma common stock present in person at the meeting.

Q:What stockholder votes are required to approve the proposals at the Carisma Special Meeting?

A:	The affirmative vote of a majority of votes properly cast at the Carisma Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 4, 5, 6, and 7.

If you vote to ABSTAIN on Proposal Nos. 1, 2, 4, 5, 6 or 7, your shares will not be voted FOR or AGAINST such proposal and will also not be counted as votes cast or shares voting on such proposal. As a result, abstentions and broker non-votes, if any, will have no effect on Proposal Nos. 1, 2, 4, 5, 6, and 7.

With respect to Proposal No. 3 (the Director Election Proposal), a nominee will be elected as a director if the nominee receives a plurality of the votes cast by stockholders entitled to vote at the Carisma Special Meeting. Broker non-votes will have no effect on the voting on Proposal 3. Votes that are withheld will not be included in the vote tally for the election of directors and will not affect the vote results. You may vote FOR all nominees; vote FOR a particular nominee and WITHHOLD your vote from the other nominees; or WITHHOLD your vote from all nominees.

Q:	Why is Carisma seeking stockholder approval to issue shares of Carisma common stock to the sole stockholder of OrthoCellix in the Merger?
A:

Because the Carisma common stock is listed on Nasdaq, Carisma is subject to the Nasdaq rules. Nasdaq Listing Rule 5635(a) requires stockholder approval with respect to the issuance of Carisma common stock when, among other instances, (i) the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to 20.0% or more of the outstanding shares of Carisma common stock before the issuance and (ii) any director, officer or “Substantial Shareholder” (as defined by Nasdaq Listing Rule 5635(e)(3)) of such company has a five percent or greater interest (or such persons collectively have a 10.0% or greater interest), directly or indirectly, in the company to be acquired or in the consideration to be paid in the transaction and the issuance of common stock could result in an increase in outstanding common shares or voting power of five percent or more. Nasdaq Listing Rule 5635(b) also requires stockholder approval when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20.0% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Nasdaq will consider all facts and circumstances concerning a transaction, including whether there are any other relationships or agreements between the company and the investor or group. Nasdaq Listing Rule 5635(d) also requires stockholder approval for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common equity securities (or securities convertible into or exercisable for common equity securities) at a price that is less than market value of the stock if the number of equity securities to be issued is or may equal to 20.0% or more of the common stock, or 20.0% or more of the voting power, outstanding before the issuance.

The potential issuance of the shares of Carisma common stock in the Merger and the anticipated Concurrent Financing exceeds 20.0% or more of the outstanding shares of Carisma common stock before the issuance. Immediately after the Merger and the anticipated Concurrent Financing, Carisma securityholders as of immediately prior to the Merger are expected to own approximately 10.0% of the outstanding shares of the Combined Company on a fully-diluted basis, and the sole stockholder of OrthoCellix along with the other investors in the anticipated Concurrent Financing are expected to own approximately 90.0% of the outstanding shares of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Carisma’s Net Cash as of the closing of the Merger being approximately $0 and the anticipated Concurrent Financing Amount of $25.0 million.

Accordingly, Carisma is seeking stockholder approval of such issuances under the Nasdaq Listing Rules 5635(a), (b) and (d).

Q:Will the common stock of the Combined Company trade on an exchange?

A:

Shares of Carisma common stock are currently listed on the Nasdaq Capital Market under the symbol “CARM.” Carisma has filed an initial listing application for the common stock of the Combined Company with Nasdaq. After completion of the Merger, Carisma will be renamed “OrthoCellix, Inc.” and it is expected that the common stock of the Combined Company will trade on the Nasdaq Capital Market under the symbol “OCLX.” It is a condition to the consummation of the Merger that Carisma will receive confirmation from Nasdaq that the Combined Company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that Carisma will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties; however, if such condition is waived, Carisma will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. Accordingly, you are advised that Carisma stockholders will not have certainty regarding the listing of the Combined Company’s shares at the time you are asked to vote at the Carisma Special Meeting. For more information, please see the section entitled “Risk Factors —  Risks Related to the Merger” —  “Carisma and OrthoCellix may mutually agree to waive the condition to the Merger requiring approval for listing on Nasdaq, and if such condition is waived, the Combined Company’s stock may not be listed on Nasdaq following completion of the Merger” on page 30 of this proxy statement/prospectus.

On August 28, 2025, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Carisma common stock was $0.2280 per share.

Q:Who will be the directors of the Combined Company following the Merger?

A:

Immediately following the Merger, the Combined Company’s board of directors will be composed of six members, five of whom have been designated by OrthoCellix and one of whom will be designated by Carisma. Effective as of the Effective Time, Steven Kelly will be designated by Carisma’s board of directors to continue his service as a member of the board of directors of the Combined Company and Carisma’s board of directors will appoint the following OrthoCellix designees: David Anderson, Dennis Carey, Karthik Musunuri, Michael Shine and Sanjay Subramanian , to the board of directors of the Combined Company and concurrently therewith, all of Carisma’s other current directors will resign from their positions as directors of Carisma’s board of directors.     is expected to be appointed as Chair of the board of directors of the Combined Company. The staggered structure of the Carisma board of directors will remain in place for the Combined Company following the completion of the Merger. For additional information, please see the section titled “Management Following the Merger” beginning on page 351 of this proxy statement/prospectus.

Q:Who will be the executive officers of the Combined Company immediately following the Merger?

A:

Immediately following the Merger, Steven Kelly, Carisma’s President and Chief Executive Officer, is expected to serve as the President and Chief Executive Officer of the Combined Company and Natalie McAndrew, Carisma’s Vice President of Finance (Carisma’s principal financial officer and principal accounting officer) is expected to serve as the Vice President of Finance (principal financial officer and principal accounting officer) of the Combined Company.

Q:As a Carisma stockholder, how does Carisma’s board of directors recommend that I vote?

A:

Carisma’s board of directors, in consultation with financial and legal advisors and management, evaluated the terms of the Merger Agreement and the related transactions contemplated thereby and: (i) determined that the transactions contemplated by the

Merger Agreement are fair to, advisable and in the best interests of Carisma and its stockholders; (ii) approved and declared advisable the Merger Agreement and the related transactions, including the issuance of shares of Carisma common stock in connection with the Merger and in the anticipated Concurrent Financing; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the holders of Carisma common stock vote “FOR” the Nasdaq Stock Issuance Proposal.

Carisma’s board of directors also unanimously recommends that Carisma’s stockholders vote:

●	“FOR” the Stock Plan Proposal;
●	“FOR” each of the director nominees named in the Director Election Proposal;
●	“FOR” the Auditor Ratification Proposal;
●	“FOR” the Say on Pay Proposal;
●	“FOR” the Merger Compensation Proposal; and
●	“FOR” the Adjournment Proposal.

Q:What risks should I consider in deciding whether to vote in favor of the Merger?

A:

You should carefully review the section titled “Risk Factors” beginning on page 29 of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the Combined Company’s business will be subject, and risks and uncertainties to which each of Carisma and OrthoCellix, as independent companies, are subject.

Q:When do you expect the Merger to be consummated?

A:

The Merger is anticipated to close early in the fourth quarter of 2025, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 189 of this proxy statement/prospectus.

Q:What do I need to do now?

A:	Carisma urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference herein, and to consider how the Merger affects you.

Q:How do I register to attend the Carisma Special Meeting virtually on the Internet?

A:

If you are a registered stockholder (i.e., you hold your shares through Carisma’s transfer agent, Computershare Trust Company, N.A.), you do not need to register to attend the Carisma Special Meeting virtually on the Internet. Please follow the instructions on the notice or proxy card that you received.

If you hold your shares through an intermediary, such as a bank, broker or other nominee, you must register in advance to attend the Carisma Special Meeting virtually on the Internet. To register to attend the Carisma Special Meeting online you must submit proof of your proxy power (legal proxy) reflecting your Carisma holdings along with your name and email address to Computershare Trust Company, N.A. Requests for registration must be labeled as “Legal Proxy” and be received no later than            Eastern Time, on            , 2025. You will receive confirmation of your registration by email after Carisma receives your registration materials.

Requests for registration should be directed to Carisma at the following:

By email:

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com

By mail:

Computershare

Carisma Therapeutics Inc. Legal Proxy

P.O. Box 43001

Providence, RI 02940-3001

Q:What if I have trouble accessing the Carisma Special Meeting virtually?

A:

The virtual meeting platform is fully supported across browsers and devices running the most up-to-date version of applicable software and plugins. Internet Explorer is not a supported browser. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Carisma encourages you to access the meeting prior to the start time. Technical assistance will be available one hour prior to and during the Carisma Special Meeting by dialing 1-888-724-2416.

Q:Why is the Carisma Special Meeting a virtual, online meeting?

A:

Carisma believes that hosting a virtual meeting will facilitate stockholder attendance and participation at the Carisma Special Meeting by enabling stockholders to participate remotely from any location around the world. Carisma’s virtual meeting will be governed by Carisma’s Rules of Conduct and Procedures, which will be posted on the virtual meeting platform in advance of the Carisma Special Meeting and will be available for review before and during the Carisma Special Meeting. Carisma has designed the virtual Carisma Special Meeting to provide the same rights and opportunities to stockholders to participate as stockholders would have at an in-person meeting, including the right to vote and ask questions through the virtual meeting platform. There will not be a physical meeting location, and stockholders will not be able to attend the Carisma Special Meeting in person at a physical location.

Q:How do I vote?

A:	If you are the stockholder of record of your shares, you can vote your shares by proxy prior to the Carisma Special Meeting or online during the Carisma Special Meeting.

If you choose to vote by proxy prior to the Carisma Special Meeting, you may do so by telephone, via the Internet or by mail as follows:

●	By Telephone. You may transmit your proxy over the phone prior to the Carisma Special Meeting by calling 1-800-652-VOTE and following the instructions provided on the proxy card. You will need to have your proxy card in hand when you call.
●	Via the Internet. You may transmit your proxy via the Internet prior to the Carisma Special Meeting by following the instructions provided in the proxy card. You will need to have your proxy card in hand when you access the website. The website for voting is available at www.investorvote.com/CARM.
●	By Mail. You can vote by mailing your proxy card as described in the proxy materials.

If your shares are held in “street name,” in order to attend the meeting and vote your shares electronically during the Carisma Special Meeting, you must register prior to the deadline of     , 2025 at      p.m. Eastern Time. See “How do I register to attend the Carisma Special Meeting virtually on the Internet?” You may vote your shares online while virtually attending the Carisma Special Meeting by following the instructions found on your proxy card and/or voting instruction form and subsequent instructions that will be delivered to you via email following your registration. If you vote by proxy prior to the Carisma Special Meeting and choose to attend the Carisma Special Meeting online, there is no need to vote again during the Carisma Special Meeting unless you wish to change your vote. If your shares are held in “street name,” you must demonstrate proof of beneficial ownership to virtually attend the Carisma Special Meeting and must obtain a legal proxy from your bank, broker or other nominee to vote at the Carisma Special Meeting.

If your shares are held in “street name,” your bank, broker or other nominee is required to vote the shares it holds on your behalf according to your instructions. The proxy materials, as well as voting and revocation instructions, should have been forwarded to you by the bank, broker or other nominee that holds your shares. In order to vote your shares, you will need to follow the instructions that your bank, broker or other nominee provides you. The voting deadlines and availability of telephone and Internet voting for beneficial owners of shares held in “street name” will depend on the voting processes of the bank, broker or other nominee that holds your shares. Therefore, Carisma urges you to carefully review and follow the voting instruction form and any other materials that you receive from that organization.

Even if you plan to attend the Carisma Special Meeting online, Carisma urges you to vote your shares by proxy in advance of the Carisma Special Meeting so that if you should become unable to attend the Carisma Special Meeting your shares will be voted as directed by you.

Q:What if I sign and return a proxy card or otherwise vote but do not indicate specific choices?

A:	Registered Stockholder: Shares Registered in Your Name

If your shares are registered directly in your name, your shares will not be voted if you do not submit a proxy over the Internet, by telephone or by returning your proxy by mail prior to the Carisma Special Meeting, or attend and vote online at the virtual Carisma Special Meeting.

The shares represented by each signed and returned proxy will be voted at the Carisma Special Meeting by the persons named as proxies in the proxy card in accordance with the instructions indicated on the proxy card. However, if you are the registered stockholder and sign and return your proxy card without giving specific instructions, the persons named as proxies in the proxy card will vote your shares in accordance with the recommendations of the Carisma board of directors. Your shares will be counted toward the quorum requirement.

Beneficial Owner: Shares Registered in the Name of a Bank, Broker, Fiduciary, Custodian or Other Nominee

If you are the beneficial owner and do not direct your bank, broker, fiduciary, custodian or other nominee how to vote your shares, your broker, fiduciary or custodian will only be able to vote your shares with respect to proposals considered to be “routine” or “discretionary.” Your broker, fiduciary or custodian is not entitled to vote your shares with respect to “non-routine” or “non-discretionary” proposals, resulting in a “broker non-vote” with respect to such proposal.

The Auditor Ratification Proposal is a matter on which banks, brokers, fiduciaries, custodians or other nominees are expected to have discretionary voting authority under applicable stock exchange rules. If your shares are held by a bank, broker, fiduciary, custodian or other nominee and you do not timely provide voting instructions with respect to your shares, Carisma expects that your bank, broker or other nominee will have the authority to vote your shares on the Auditor Ratification Proposal.

Carisma encourages you to timely provide voting instructions to your banks, brokers, fiduciaries, custodians or other nominees. This ensures that your shares will be voted at the Carisma Special Meeting according to your instructions. You should receive directions from your bank, broker, fiduciary, custodian or other nominee about how to submit your voting instructions to them.

Q:	Who counts the votes?
A:

Computershare has been engaged as Carisma’s independent agent to tabulate stockholder votes, which Carisma refers to as the inspector of election. If you are a stockholder of record, your executed proxy card is returned directly to the inspector of election for tabulation. If you hold your shares through a broker, your broker returns one proxy card to the inspector or election on behalf of all its clients.

Q:How can I find out the voting results?

A:	Final voting results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the Carisma Special Meeting.

Q:Can I revoke my proxy and can I change my vote?

A:	If you are a stockholder of record, you may revoke your proxy before the vote is taken at the Carisma Special Meeting:
●	by submitting a new proxy with a later date before the applicable deadline, either signed and returned by mail or transmitted using the telephone or Internet voting procedures described in the “How do I vote?” section above, in each case, prior to the Carisma Special Meeting;
●	by voting online at the Carisma Special Meeting using the procedures described in the “How do I vote?” section above; or
●	by filing a written revocation with Carisma’s Corporate Secretary prior to the Carisma Special Meeting.

If your shares are held in “street name,” you may submit new voting instructions by contacting your bank, broker or other nominee holding your shares. You may also vote online during the Carisma Special Meeting, which will have the effect of revoking any previously submitted voting instructions, if you obtain a legal proxy from the organization that holds your shares and follow the procedures described in the “How do I vote?” section above.

Your virtual attendance at the Carisma Special Meeting, without voting online during the Carisma Special Meeting, will not revoke your proxy.

Q:Who is soliciting proxies and paying for this proxy solicitation?

A:

Carisma and OrthoCellix will share equally the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Carisma common stock for the forwarding of solicitation materials to the beneficial owners of Carisma common stock. Carisma will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Carisma has retained MacKenzie Partners, Inc. to assist in soliciting proxies using the means referred to above. Carisma will pay the fees of MacKenzie Partners, Inc., which Carisma expects to be approximately $15,000, plus reimbursement for certain out-of-pocket expenses. In addition to solicitation by mail, the directors, officers, employees and agents of Carisma may solicit proxies from Carisma’s stockholders by personal interview, telephone, email, fax or otherwise without additional compensation.

Q:What are the material U.S. federal income tax considerations of the Merger to U.S. Holders of Carisma common stock?

A:

Carisma stockholders will not sell, exchange or dispose of any shares of Carisma common stock as a result of the Merger. Thus, there will be no U.S. federal income tax considerations to Carisma stockholders as a result of the Merger.

Q:	What are the material U.S. federal income tax considerations of the receipt of the CVRs to Carisma stockholders?
A:

The U.S. federal income tax treatment of Carisma stockholders’ receipt of the CVRs is unclear. Carisma will report the issuance of the CVRs to Carisma stockholders as a distribution of property with respect to Carisma common stock. Assuming such treatment, each Carisma stockholder will be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such Carisma stockholder on the date of the issuance. This distribution should be treated first as a taxable dividend to the extent of the Carisma stockholder’s pro rata share of Carisma’s current or accumulated earnings and profits for the year of issuance (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Carisma stockholder’s basis in its Carisma common stock, and finally as capital gain from the sale or exchange of Carisma common stock with respect to any remaining value. Carisma has no accumulated earnings and profits and expects to have no current earnings and profits for the relevant taxable year. Thus, Carisma expects this distribution to be treated as a non-dividend distribution for U.S. federal income tax purposes. See the section titled “Agreements Related to the Merger — Carisma Contingent Value Rights Agreement — Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” beginning on page 205 of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the receipt of CVRs to Carisma stockholders, including possible alternative treatments.

Q:	Who can help answer my questions?
A:

If you are a Carisma stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Merger or the other Proposals, including the procedures for voting your shares, you should contact Carisma’s proxy solicitor at the following address, telephone number or email address:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

800-322-2885

proxy@mackenziepartners.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the Carisma Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/ prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 389 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the contemplated reverse stock split.

The Companies

Carisma Therapeutics Inc.

3675 Market Street, Suite 401

Philadelphia, PA, 19104

(267) 491-6422

Carisma is a biotechnology company that was previously focused on applying its industry leading expertise in macrophage engineering to develop transformative therapies to treat serious diseases including liver fibrosis and cancer.

In March and December 2024, Carisma’s board of directors approved revised operating plans to reduce monthly operating expenses, conserve cash, and refocus its efforts on strategic priorities (the “2024 revised operating plans”). As part of the 2024 revised operating plans, in March 2024 Carisma elected to cease further development of its first lead product candidate, CT-0508. In December 2024 as part of the 2024 revised operating plans, Carisma elected to cease further development of its then lead product candidate, CT-0525, following an assessment of the competitive landscape in anti-human epidermal growth factor receptor 2 (“HER2”) treatments and the impact of recently approved therapies on HER2 antigen loss/downregulation, and the effects on the future development strategy of any anti-HER2 product.

As part of the cash preservation plan approved by Carisma’s board of directors on March 25, 2025, Carisma reduced its operations to those necessary to identify and explore, a range of strategic alternatives to maximize value and prepare to wind down its business. Carisma currently has no intention of resuming historical research and development activities.

OrthoCellix, Inc.

11 Great Valley Parkway

Malvern, PA 19355

(484) 328-4701

OrthoCellix is a biotechnology company focused on discovering, developing, and commercializing new regenerative cell therapies that improve health and offer hope for patients across the globe.

OrthoCellix’s initial product candidate is a regenerative cell therapy platform technology, NeoCart (autologous chondrocyte-derived neocartilage), which combines breakthroughs in bioengineering and cell processing to enhance the autologous cartilage repair process and is being developed for the repair of knee cartilage injuries in adults. Knee injury increases the risk of developing Osteoarthritis (“OA”). Approximately 27.0 million people in the United States are diagnosed each year with knee OA–a large portion due to cartilage damage. It is estimated that more than 50.0% of patients with knee OA ultimately undergo total joint replacement. The average medical cost of knee OA management in the United States is $140,300 per person. Based on recent market research statistics and the current reimbursed cost of autologous-chondrocyte implantations (“ACI”), we believe the addressable market for NeoCart is approximately $3.0 billion.

NeoCart is a three-dimensional tissue-engineered disc of new cartilage that is manufactured by growing the patient’s own chondrocytes, the cells responsible for maintaining cartilage health. Current surgical and nonsurgical treatment options for knee cartilage injuries in adults are limited in their efficacy and durability. In prior clinical studies, NeoCart was shown to be generally well-tolerated, with a greater number of patients achieving responder status than patients who underwent microfracture surgery at two years after treatment. Based on this demonstrated clinical benefit, the U.S. Food and Drug Administration (“FDA”) granted Regenerative Medicine Advanced Therapy (“RMAT”) designation to NeoCart for the repair of full-thickness lesions of knee cartilage injuries in adults.

A Phase 3 clinical trial was previously conducted to assess the safety and effectiveness of NeoCart as compared to microfracture surgery to treat cartilage defects in the knee. The Phase 3 clinical trial of NeoCart missed the primary endpoint of a statistically significant improvement in pain and function in a dual threshold responder analysis one year after the treatment as compared to microfracture surgery. OrthoCellix, vis-à-vis Ocugen, has aligned with the FDA on an additional confirmatory Phase 3 trial design where chondroplasty will be used as a control group is planning to file an IND amendment to initiate the Phase 3 trial in the first half of 2026 and initiate enrollment following FDA clearance of IND amendment. Ocugen has completed renovating an existing facility into a good manufacturing practice (“GMP”) facility in accordance with the FDA’s regulations in support of NeoCart manufacturing for personalized Phase 3 trial material, and OrthoCellix plans to engage Ocugen for the manufacture of the substances for NeoCart and the final product of NeoCart for clinical trials.

OrthoCellix is a direct, wholly owned subsidiary of Ocugen.

Azalea Merger Sub, Inc.

3675 Market Street, Suite 401

Philadelphia, PA, 19104

(267) 491-6422

Merger Sub is a direct, wholly owned subsidiary of Carisma and was formed solely for the purpose of carrying out the Merger.

The Merger (see page 146)

Subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, at the closing of the Merger, Merger Sub will merge with and into OrthoCellix, with OrthoCellix surviving as a wholly owned subsidiary of Carisma and the surviving corporation of the Merger.

Carisma’s Reasons for the Merger (see page 153)

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, Carisma’s board of directors held numerous meetings, consulted with Carisma’s management, Carisma’s consultants and advisors and outside legal counsel and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, Carisma’s board of directors considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

●	the financial condition and prospects of Carisma and the risks associated with continuing to operate Carisma on a stand-alone basis, particularly in light of Carisma’s March 2025 decision to preserve its existing cash resources and reduce its operations to those necessary to identify and explore a range of strategic alternatives to prepare to wind down its business;
●	that Carisma’s board of directors undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates and Carisma’s board of directors’ view that no alternatives to the Merger (including remaining a standalone company, a liquidation and dissolution of Carisma and the distribution of any available cash, and alternative strategic transactions) were reasonably likely to create greater value to Carisma’s stockholders;
●	that Carisma’s board of directors undertook to additionally seek value of its remaining assets, including CT-2401, CT-1119, Carisma’s macrophage and monocyte engineering platform and our CAR-M platform and sought to realize value for the potential milestone and royalty payments under Carisma’s Moderna collaboration agreement;
●	Carisma’s board of directors’ conclusion that the Merger would provide Carisma’s existing stockholders an opportunity to participate in the potential growth of the Combined Company following the Merger, which will focus on OrthoCellix’s lead asset;
●	Carisma’s board of directors’ belief, after thorough review of strategic alternatives and discussions with Carisma’s management and outside legal counsel, that the Merger is more favorable to Carisma’s stockholders than the potential value that might have resulted from other strategic alternatives available to Carisma, including a liquidation and dissolution of Carisma and the distribution of any available cash;

●	Carisma’s board of directors’ belief that the $15.0 million enterprise value ascribed to Carisma would provide the existing Carisma stockholders significant value for Carisma’s public listing, and afford the Carisma stockholders an opportunity to participate in the potential growth of the Combined Company following the Merger at the negotiated exchange ratio;
●	Carisma’s board of directors’ belief, after a thorough review of strategic alternatives, such as attempting to further advance the development of its internal programs, entering into a licensing, sale or other strategic agreement related to certain assets sufficient to fund operations, combining with other potential strategic transaction candidates, and discussions with Carisma management and legal counsel, that the Merger is more favorable to Carisma stockholders than the potential value that might have resulted from other strategic alternatives available to Carisma;
●	Carisma’s board of directors’ belief that, as a result of arm’s length negotiations with OrthoCellix, Carisma and its representatives negotiated the highest exchange ratio to which OrthoCellix was willing to agree and that the other terms of the Merger Agreement include the most favorable terms to Carisma in the aggregate to which OrthoCellix was willing to agree;
●	Carisma’s board of directors’ consideration of the expected cash balances of the Combined Company as of the closing of the Merger resulting from the expected gross proceeds of approximately $25.0 million from the anticipated Concurrent Financing;
●	Carisma’s board of directors’ consideration that Ocugen, as OrthoCellix’s sole stockholder, committed to participate in an amount of at least $5.0 million in the anticipated Concurrent Financing;
●	Carisma’s board of directors’ view that the Combined Company will be led by an experienced board of directors and senior management team; and
●	the potential for Carisma’s stockholders to receive certain cash payments following the closing of the Merger pursuant to the CVR Agreement, from a sale or other disposition of a Carisma Legacy Asset.

In the course of its deliberations, Carisma’s board of directors also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

●	the $750,000 termination fee payable by Carisma upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative acquisition that may be more advantageous of Carisma’s stockholders;
●	the substantial expenses to be incurred by Carisma in connection with the Merger;
●	the prohibition on Carisma to solicit alternative acquisition proposals during the pendency of the Merger;
●	the possible volatility of the trading price of Carisma common stock resulting from the announcement, pendency or completion of the Merger;
●	the risk that the Merger might not be consummated in a timely manner or at all and the potential effect of the public announcement of the Merger or the failure to complete the Merger on the reputation of Carisma;
●	the possibility that the remaining Carisma Legacy Assets may not be monetized and the consequential potential that Carisma’s stockholders will not receive any consideration related to a sale or other disposition of a Carisma Legacy Asset; and
●	the various other risks associated with the Combined Company and the proposed transaction, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 29 and 143, respectively, of this proxy statement/prospectus.

The foregoing information and factors considered by Carisma’s board of directors are not intended to be exhaustive but are believed to be a summary of material factors considered by Carisma’s board of directors. Carisma’s board of directors conducted an overall analysis of these factors and other factors, including thorough discussions with, and questioning of, Carisma management and outside legal counsel, and considered the factors overall to be favorable to, and to support, its determination. For additional information, please see the section titled “The Merger — Carisma’s Reasons for the Merger” beginning on page 153 of this proxy statement/prospectus.

OrthoCellix’s Reasons for the Merger (see page 155)

In the course of reaching its decision to approve the Merger, each of Ocugen’s and OrthoCellix’s board of directors considered a wide variety of factors. Ultimately, each of Ocugen’s and OrthoCellix’s board of directors concluded that a merger with Carisma, together with the additional financing from the anticipated Concurrent Financing, was the best option to generate capital resources to support the advancement of OrthoCellix’s pipeline and fund the Combined Company.

Additional factors each of Ocugen’s and OrthoCellix’s board of directors considered included the following (which factors are not necessarily presented in any order of relative importance):

●	the Merger will potentially expand the access to capital and the range of investors available as a public company to support the clinical development of NeoCart and potentially provide OrthoCellix with a greater opportunity to advance the NeoCart platform as an independent public company;
●	the anticipated Concurrent Financing will generate capital resources to fund the Combined Company;
●	the potential benefits from increased public market awareness of OrthoCellix and NeoCart and the ability to dedicate financial, management and other resources to the NeoCart platform as part of an independent public company;
●	the historical and current information concerning OrthoCellix’s business, including its readiness to initiate a Phase 3 clinical trial for NeoCart;
●	the competitive nature of the industry in which OrthoCellix intends to operate;
●	OrthoCellix’s board of directors’ fiduciary duties to the sole stockholder of OrthoCellix;
●	OrthoCellix’s board of directors’ belief that no alternatives to the Merger, together with the additional financing from the anticipated Concurrent Financing, were reasonably likely to create a better path to commercial viability for NeoCart, after considering the various other alternative transactions with respect to the development of NeoCart including additional financing and other strategic options;
●	OrthoCellix’s board of directors’ expectation that the Merger, together with the additional financing from the anticipated Concurrent Financing, would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;
●	the expected operations, management structure and operating plans of the Combined Company (including the ability to support the Combined Company’s current and planned preclinical studies and planned clinical trials);
●	the business, history, operations, financial resources, assets, technology and credibility of Carisma;
●	the availability of appraisal rights under the Delaware General Corporation Law (the “DGCL”) to holders of OrthoCellix capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of OrthoCellix capital stock as determined by the Delaware Court of Chancery;
●	the terms and conditions of the Merger Agreement, including the following:
●	the determination that the expected relative percentage ownership of Carisma stockholders and OrthoCellix’s sole stockholder in the Combined Company was appropriate, based on OrthoCellix’s board of directors’ judgment and assessment of the approximate valuations of Carisma and OrthoCellix (including the value of the amount of proceeds from the anticipated Concurrent Financing);

●	the expectation that the Merger will be treated as a tax-deferred exchange described in Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and/or as a reorganization for U.S. federal income tax purposes, with the result that OrthoCellix’s sole stockholder will generally not recognize taxable gain or loss for U.S. federal income tax purposes with respect to the Merger;
●	the limited number and nature of the conditions of the obligation of Carisma to consummate the Merger;
●	the rights of OrthoCellix under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should OrthoCellix receive a superior offer;
●	the conclusion of OrthoCellix’s board of directors that the potential termination fees and/or expense reimbursement payable by Carisma or OrthoCellix to the other party, and the circumstances when such fee may be payable, were reasonable; and
●	the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;
●	the fact that shares of Carisma’s common stock to be issued in the anticipated Concurrent Financing to OrthoCellix’s sole stockholder and other investors will be registered on Form S-1 and Form S-3;
●	the support agreements, pursuant to which certain directors, officers and stockholders of OrthoCellix and Carisma, respectively, have agreed, solely in their capacity as stockholders of OrthoCellix and Carisma, respectively, to vote all of their shares of OrthoCellix capital stock or Carisma common stock in favor of the adoption or approval, respectively, of the Merger Agreement;
●	the ability to obtain a Nasdaq listing and the change of the Combined Company’s name to OrthoCellix, Inc. prior to or upon the closing of the Merger; and
●	the likelihood that the Merger will be consummated on a timely basis.

OrthoCellix’s board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

●	the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of OrthoCellix and the ability of OrthoCellix to obtain financing in the future in the event the Merger is not completed;
●	the possibility that the anticipated Concurrent Financing might not be completed or completed in accordance with the terms of the subscription agreements and the potential adverse effect of the public announcement of the anticipated Concurrent Financing on the reputation of OrthoCellix and the ability of OrthoCellix to obtain financing in the future in the event the anticipated Concurrent Financing is not completed;
●	the Exchange Ratio used to establish the number of shares of Carisma’s common stock to be issued to the sole stockholder of OrthoCellix and other anticipated investors in the anticipated Concurrent Financing in the Merger is fixed, except for adjustments due to Carisma’s Net Cash balances, the amount of proceeds from the anticipated Concurrent Financing and outstanding capital stock at the closing of the Merger, and thus the relative percentage ownership of Carisma stockholders and OrthoCellix’s sole stockholder in the Combined Company immediately following the completion of the Merger is similarly fixed;
●	the potential reduction of Carisma’s Net Cash prior to the closing of the Merger or the potential failure of Carisma to satisfy the minimum threshold level of Net Cash required for the closing of the Merger to occur;
●	the possibility that Carisma could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

●	the risk that the Merger might not be consummated in a timely manner or at all, for a variety of reasons, such as the failure of Carisma to obtain the required stockholder vote or the failure of OrthoCellix to close the anticipated Concurrent Financing, and the potential adverse effect on the reputation of OrthoCellix and the ability of OrthoCellix to obtain financing in the future in the event the Merger is not completed;
●	the costs involved in connection with completing the Merger, the time and effort of OrthoCellix senior management required to complete the Merger, the related disruptions or potential disruptions to OrthoCellix’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with OrthoCellix, and related administrative challenges associated with combining the companies;
●	the additional expenses and obligations to which OrthoCellix’s business will be subject to following the Merger that OrthoCellix is a newly formed entity and as such, has not previously been subject to the operational challenges of being an operating business as well as additional considerations with respect to the operation of a newly formed entity as a public company;
●	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise after the closing of the Merger;
●	the risk that future sales of common stock by existing Carisma stockholders may cause the price of Carisma common stock to fall, thus reducing the potential value of Carisma common stock received by OrthoCellix’s sole stockholder following the Merger; and
●	various other risks associated with the Combined Company and the Merger, including the risks described in the section titled “Risk Factors” beginning on page 29 of this proxy statement/prospectus.

Interests of Carisma’s Directors and Executive Officers in the Merger (see page 171)

In considering the recommendation of Carisma’s board of directors with respect to issuing shares of Carisma’s common stock as contemplated by the Merger Agreement and the other matters to be acted upon by Carisma’s stockholders at the Carisma Special Meeting, Carisma’s stockholders should be aware that certain members of the board of directors and certain executive officers of Carisma have interests in the Merger that may be different from, or in addition to, the interests of Carisma’s stockholders. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

●	Steven Kelly, Carisma’s President and Chief Executive Officer, is expected to serve as the President and Chief Executive Officer of the Combined Company and Natalie McAndrew, Carisma’s Vice President of Finance (Carisma’s principal financial officer and principal accounting officer) is expected to serve as the Vice President of Finance (principal financial officer and principal accounting officer) of the Combined Company;
●	Steven Kelly, a member of Carisma’s board of directors, is expected to continue to serve as a director of the Combined Company;
●	Under the Merger Agreement, Carisma’s directors and executive officers are entitled to continued indemnification, expense advancements and insurance coverage;
●	In connection with the Merger, all unvested Carisma options held by Carisma’s non-employee directors will vest in full upon the closing of the Merger in accordance with Carisma’s non-employee director compensation policy;
●	Steven Kelly is expected to receive the Retention Bonus and the Transaction Bonus (each as defined below) in connection with the closing of the Merger, pursuant to the Bonus Agreement (as defined below) with Carisma; and
●	Michael Klichinsky, Carisma’s Chief Scientific Officer, is eligible to receive severance benefits pursuant to his employment agreement with Carisma.

These interests are discussed in more detail in the section titled “The Merger — Interests of Carisma’s Directors and Executive Officers in the Merger” beginning on page 171 of this proxy statement/prospectus. The Carisma board of directors was aware of certain of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend, that Carisma’s stockholders approve the proposals to be presented for consideration at the Carisma Special Meeting as contemplated by this proxy statement/prospectus. At the time that the Carisma board of directors approved the Merger Agreement and Merger, the Carisma board of directors anticipated that Steven Kelly would be terminated in connection with the closing of the Merger and would, as a result, be eligible to receive severance benefits pursuant to his employment agreement with Carisma.

Interests of OrthoCellix’s Directors and Executive Officers in the Merger (see page 176)

In considering the recommendation of OrthoCellix’s board of directors with respect to approving the Merger, stockholders should be aware that OrthoCellix’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of OrthoCellix common stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

●	One of OrthoCellix’s directors is expected to become a director of the Combined Company upon completion of the Merger; and
●	OrthoCellix’s directors and officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

OrthoCellix’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that OrthoCellix’s sole stockholder approves the Merger as contemplated by this proxy statement/prospectus.

Opinion of Carisma’s Financial Advisor (see page 158)

Carisma retained Lucid Capital Markets, LLC (“Lucid”) to render an opinion to Carisma’s board of directors as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of common stock of Carisma in connection with the Merger and the other transactions contemplated by the Merger Agreement. On June 22, 2025, at the request of Carisma’s board of directors, Lucid rendered its oral opinion, subsequently confirmed in writing, to Carisma’s board of directors, that the exchange ratio was fair, from a financial point of view, to the holders of common stock of Carisma as of such date and based upon the various assumptions, qualifications and limitations set forth therein (the “Lucid Opinion”).

The full text of the Lucid Opinion, dated June 22, 2025, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Carisma encourages its stockholders to read the Lucid Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Lucid. The summary of the Lucid Opinion set forth herein is qualified by reference to the full text of the Lucid Opinion. The Lucid Opinion is intended for the benefit and use by Carisma’s board of directors (in its capacity as such) in its consideration of the financial terms of the merger. The Lucid Opinion does not constitute a recommendation to Carisma’s board of directors of whether to approve the Merger or to any Carisma stockholder or other person as to how to vote or act with respect to the proposed merger or any other matter.

The full text of the written opinion of Lucid should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by Lucid in preparing its opinion.

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration and Adjustment (see page 178)

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each then-outstanding share of OrthoCellix common stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Carisma common stock equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 186 of this proxy statement/prospectus).

No fractional shares of Carisma common stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. For purposes of calculating the merger consideration issuable to the holder of OrthoCellix common stock, the number of shares of Carisma common stock to be issued shall be rounded down to the nearest whole number (without any consideration payable for such fractional shares).

Carisma Common Stock and Carisma Options (see page 189)

Each share of Carisma common stock issued and outstanding at the time of the Merger will remain issued and outstanding, and will be unaffected by the Merger. In addition, each option to purchase shares of Carisma common stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, will survive the closing of the Merger and remain outstanding in accordance with its terms. The number of shares of Carisma common stock underlying such options and the exercise prices for such stock options will be appropriately adjusted to reflect the contemplated reverse stock split.

Conditions to the Completion of the Merger (see page 189)

To complete the Merger, Carisma’s stockholders must approve Proposal No. 1 and the sole stockholder of OrthoCellix must adopt the Merger Agreement and approve the Merger and the related transactions contemplated by the Merger Agreement. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

No Solicitation (see page 192)

The Merger Agreement contains non-solicitation provisions prohibiting Carisma and OrthoCellix from soliciting a competing transaction, except as it relates to the anticipated Concurrent Financing and any Parent Legacy Transaction (as such term is defined in the Merger Agreement). Each of Carisma and OrthoCellix have agreed that, subject to certain exceptions, Carisma and OrthoCellix and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by it or any of its subsidiaries to, directly or indirectly:

●	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below);
●	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;
●	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;
●	subject to certain exceptions set forth in the Merger Agreement, approve, endorse or recommend any Acquisition Proposal;
●	execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below);
●	take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or
●	publicly propose to do any of the foregoing.

Board Recommendation Change (see page 194)

Neither Carisma’s board of directors nor OrthoCellix’s board of directors may change its recommendation in favor of the Merger, except that prior to receipt by such party of its stockholder approval, such party’s board of directors may effect a change in recommendation as a result of a material development or change in circumstances (“Intervening Event”), or with respect to a superior offer that did not result from a material breach of the Merger Agreement if:

●	such party’s board of directors shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to effect such change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;
●	such party has provided at least four business days’ prior written notice to the other party that it intends to effect a change in recommendation, and during such period has, and has caused its lead financial advisor and outside legal counsel to, negotiate with the other party in good faith to make such adjustments to the terms and conditions so that the acquisition proposal ceases to constitute a superior offer; and

●	if, after the other party shall have delivered to such party an irrevocable written offer to alter the terms or conditions of the Merger Agreement during the four-business day period referred to above, such party’s board of directors shall have determined in good faith (based on the advice of its outside legal counsel), that the failure to effect a change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

In the event of any material amendment to any superior offer, the party considering the superior offer would be required to provide the other party with notice of such material amendment and there would be a new two-business day period following such notification during which the parties would be obligated to comply again with the requirements described above.

In the case of an Intervening Event, the party suffering such event shall promptly notify the other party before effecting a change in recommendation. The written notice is required to state the material facts and circumstances related to the applicable Intervening Event and that such party’s board of directors intends to make a change in its recommendation.

Termination of the Merger Agreement (see page 200)

Either Carisma or OrthoCellix may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see page 202)

If the Merger Agreement is terminated under certain circumstances, Carisma could be required to pay OrthoCellix a termination fee of $500,000 or OrthoCellix could be required to pay Carisma a termination fee of $750,000. In addition, under certain circumstances, OrthoCellix could be required to reimburse Carisma for reasonable out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $500,000.

Support Agreements (see page 204)

Ocugen (solely in its capacity as the sole stockholder of OrthoCellix) entered into a support agreement with Carisma and OrthoCellix to vote all of its shares of OrthoCellix’s capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby (the “OrthoCellix Support Agreement”). Certain executive officers and directors of Carisma holding approximately 0.03% of the outstanding shares of Carisma common stock have entered into support agreements with Carisma and OrthoCellix to vote all of their shares of Carisma common stock in favor of Proposal No. 1.

Lock-Up Agreements (see page 204)

Concurrently and in connection with the execution of the Merger Agreement, Ocugen, the sole stockholder of OrthoCellix, has entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which, Ocugen has agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Carisma’s common stock or any securities convertible into or exercisable or exchangeable for Carisma common stock, currently or thereafter owned, until 180 days following the closing of the Merger.

Anticipated Subscription Agreement and Registration Rights Agreement (see page 209)

Pursuant to the anticipated Concurrent Financing, Carisma intends to enter into subscription agreements with certain investors, pursuant to which Carisma will sell, and such investors will purchase, in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, up to $         million of shares of Carisma common stock, which are expected to be issued at a purchase price per share equal to the Aggregate Valuation (as defined below) divided by the Post-Closing Carisma Shares (as defined below), immediately following the Effective Time. On August 29, 2025, as part of the anticipated Concurrent Financing, Ocugen entered into a subscription agreement with Carisma, pursuant to which Ocugen committed to purchase, immediately following the Effective Time, shares of Carisma’s common stock for aggregate gross proceeds equal to $5.0 million, which are expected to be issued at a purchase price per share equal to the Aggregate Valuation divided by the Post-Closing Carisma Shares. The terms of the Guarantor Investment include a “most favored nations” provision pursuant to which the terms of the Guarantor Investment will be automatically modified to reflect any more favorable terms (subject to certain exceptions) contained in any other subscription agreement entered into in connection with the Concurrent Financing. Carisma also intends to enter into a registration rights agreement with the investors that will participate in the anticipated Concurrent Financing at the closing of the anticipated Concurrent Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration of the resale of certain shares of Carisma common stock that are held by the investors participating in the anticipated Concurrent Financing from time to time on Form S-1 or Form S-3. The closing of the anticipated Concurrent Financing (including in respect of the Guarantor Investment) is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the Merger as well as certain other conditions.

Asset Contribution Agreement between OrthoCellix and Ocugen (see page 210)

In June 2025, OrthoCellix entered into an asset contribution agreement with Ocugen pursuant to which Ocugen agreed to contribute to OrthoCellix, and OrthoCellix agreed to acquire from Ocugen, all of its rights, title and interest in and to, and obligations and liabilities associated with, NeoCart. As consideration, OrthoCellix granted Ocugen 1,000 shares of OrthoCellix’s common stock.

Management Following the Merger (see page 351)

The following table sets forth the name, age as of July 31, 2025 and position of each of the individuals who are expected to serve as executive officers and directors of the Combined Company following completion of the Merger:

Name	Age	Title
Executive Officers
Steven Kelly	60	President, Chief Executive Officer and Director
Natalie McAndrew	51	Vice President of Finance (principal financial officer and principal accounting officer)
Non-Employee Directors
David Anderson	72	Director
Dennis Carey	75	Director
Karthik Musunuri	31	Director
Michael Shine, MBA	61	Director
Sanjay Subramanian	49	Director

Carisma Contingent Value Rights Agreement (see page 204)

At or prior to the Effective Time, Carisma is expected to enter into a CVR Agreement with a designated Rights Agent pursuant to which pre-Merger Carisma common stockholders, subject to the terms and conditions set forth in the CVR Agreement, will receive one CVR for each outstanding share of Carisma common stock held by such stockholder on such date.

Each CVR will represent the contractual right to receive a contingent cash payment equal to (i) the Net Proceeds (as defined in the CVR Agreement) received by Carisma to the extent such payment related to the disposition of any Carisma Legacy Assets (as defined in the next paragraph) during the period beginning on the execution date of the Merger Agreement and ending on the second anniversary of the closing of the Merger, if any, plus (ii) the Net Proceeds received by Carisma to the extent such payment related to any royalties, milestones or other payments received by Carisma following the closing of the Merger under certain of Carisma’s existing agreements, including the Moderna collaboration agreement, in each case subject to adjustment based on the terms and conditions set forth in the CVR Agreement.

“Carisma Legacy Assets” means all assets, technology and intellectual property of Carisma, as they existed at any time prior to the date of the Merger Agreement, relating to Carisma’s research and development programs, as conducted and proposed to be conducted, including its CT-0525, CT-0508, CT-1119 and its engineered macrophage, and in vivo mRNA/LNP CAR-M programs and its partnership with Moderna, including, for purposes of clarity, the tangible and intangible assets of Carisma relating thereto.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any holders of CVRs will receive any payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Carisma or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

For a more detailed description of the CVRs and CVR Agreement see the section titled “Agreements Related to the Merger — Carisma Contingent Value Rights Agreement — on page 204 of this proxy statement/prospectus.

Pre-Closing Carisma Legacy Asset Monetization Transactions (see page 209)

Prior to the completion of the Merger, Carisma will continue to seek to enter into a series of transactions with certain third parties to monetize certain Carisma Legacy Assets, including the intellectual property licensed under license agreement with the University of Pennsylvania (the “Penn License Agreement”) and the license agreement with NYU (the “NYU License Agreement”), in accordance with the limitations and requirements set forth in the Merger Agreement. Any cash payments received by Carisma prior to the closing of the Merger pursuant to a Carisma Legacy Asset monetization transaction will be part of Carisma’s cash balance as of closing of the Merger and will therefore be factored into Carisma’s Net Cash for purposes of determining the Exchange Ratio.

On August 18, 2025, Carisma entered into a patent purchase agreement (the “Patent Purchase Agreement”) for the sale of certain early-stage preclinical assets of Carisma to Resolution Therapeutics Limited (“Resolution”). Pursuant to the Patent Purchase Agreement, Carisma sold to Resolution all right, title and interest in and to certain patents, know-how and electronic files (each as described in the Patent Purchase Agreement) related to (a) engineered macrophages secreting fibrolytic/anti-inflammatory factors, and (b) engineered macrophages expressing cytokine switch receptors for a cash payment from Resolution of $0.5 million. This sale did not include any intellectual property related to Carisma’s former lead liver fibrosis program CT-2401, to which Carisma retains all rights. This sale included all right, title, and interest of Carisma in all causes of action and enforcement rights for the purchased assets, including all of its rights to pursue damages, injunctive relief, and other remedies for past, current, and future infringement of the purchased assets.

Risk Factors (see page 29)

Both Carisma and OrthoCellix are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Merger

●	The Exchange Ratio will not be adjusted based on the market price of Carisma common stock as the Exchange Ratio depends, among other things, on the Carisma Net Cash at the closing of the Merger and not the market price of Carisma common stock, so the Merger Consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.
●	The issuance of Carisma common stock to OrthoCellix’s sole stockholder pursuant to the Merger Agreement and to investors in the anticipated Concurrent Financing and the resulting change in control from the Merger must be approved by Carisma stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by OrthoCellix’s sole stockholder. Failure to obtain these approvals would prevent the closing of the Merger.
●	Failure to complete the Merger may result in either Carisma or OrthoCellix paying a termination fee to the other party, and could harm the common stock price of Carisma and future business and operations of each company.
●	If the conditions to the Merger are not satisfied or waived, the Merger may not occur.
●	Carisma and OrthoCellix may mutually agree to waive the condition to the Merger requiring approval for listing on Nasdaq, and if such condition is waived, the Combined Company’s stock may not be listed on Nasdaq following completion of the Merger.
●	Carisma and OrthoCellix may mutually agree to complete the Merger even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.
●	If Carisma and OrthoCellix complete the Merger, the Combined Company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the Combined Company’s stockholders or restrict the Combined Company’s operations.

●	Carisma stockholders and OrthoCellix’s sole stockholder may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, including the issuance of shares of common stock in the anticipated Concurrent Financing.
●	If the Merger is not completed, Carisma’s stock price may decline significantly.
●	Carisma stockholders and OrthoCellix’s sole stockholder will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Combined Company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.
●	During the pendency of the Merger, Carisma and OrthoCellix may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.
●	Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.
●	Because the lack of a public market for OrthoCellix’s capital stock makes it difficult to evaluate the fair market value of OrthoCellix’s capital stock, the value of the Carisma common stock to be issued to OrthoCellix’s sole stockholder may be more or less than the fair market value of OrthoCellix’s capital stock.
●	Lawsuits may be filed against Carisma, OrthoCellix, or any of the members of their respective boards of directors arising out of the Merger, which may delay or prevent the closing of the Merger.
●	Carisma is substantially dependent on Carisma’s remaining employees to facilitate the consummation of the Merger.

Risks Related to Carisma

●	Carisma may not be successful in consummating the Merger or identifying and consummating any other strategic alternatives.
●	If Carisma neither successfully consummates the Merger nor identifies another strategic alternative or, if such other strategic alternative is identified, consummate such a transaction, it is highly unlikely that there will be cash available for distribution to Carisma’s stockholders.
●	If the Merger is not consummated and Carisma does consummate another strategic alternative, the amount of cash available for distribution to Carisma’s stockholders, if any, will depend heavily on the proceeds derived from the other strategic transaction, the timing of any distribution to stockholders, whether as a dividend or through a liquidation and dissolution of Carisma’s business, as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.
●	If Carisma does not successfully consummate the Merger, Carisma’s board of directors may elect to commence bankruptcy or liquidation and dissolution proceedings, and such proceedings may delay Carisma’s potential wind down timeframe, increase Carisma’s costs, and decrease the cash, if any, that may be available for stockholders.
●	Carisma may experience difficulties, delays or unexpected costs and not achieve anticipated benefits and savings from its cash preservation plan, and such plan may adversely affect Carisma’s ability to consummate the Merger or other strategic transaction that enhances stockholder value.
●	Carisma will be substantially dependent on its remaining employees and consultants, along with any other advisors and consultants it may engage, to facilitate the consummation of the Merger or other strategic alternative.
●	Even if Carisma is successful in completing the Merger, Carisma may be exposed to other operational and financial risks.
●	Carisma may become involved in litigation, including securities class action litigation, that could divert management’s attention and harm Carisma’s business, and insurance coverage may not be sufficient to cover all costs and damages.

●	Carisma has incurred significant losses since its inception. Carisma has very limited cash resources remaining and a very short operating runway before it depletes its cash resources. Carisma expects to continue to incur significant expenses and operating losses while Carisma continues to consummate the Merger.
●	If the Merger is not completed, any future resumption of Carisma’s historical research and development activities would depend on completing a strategic transaction that would support Carisma’s prior operating plans or otherwise obtaining significant additional funding. Significant additional financing may not be available to Carisma on acceptable terms, or at all.
●	Carisma’s independent registered public accounting firm has included an explanatory paragraph relating to Carisma’s ability to continue as a going concern in its report on Carisma’s audited consolidated financial statements included in this proxy statement/prospectus.
●	Carisma has never generated revenue from product sales and may never achieve or maintain profitability.
●	Carisma’s limited operating history and its cash preservation plan may make it difficult for you to evaluate the success of Carisma’s business to date and to assess Carisma’s future viability.
●	The market price of Carisma’s common stock is volatile, and the market price of Carisma’s common stock may drop in the future.
●	Carisma does not currently meet the requirements for continued listing on the Nasdaq Capital Market. If Carisma fails to meet the requirements for continued listing on the Nasdaq Capital Market, trading in its common stock could be suspended and Carisma’s common stock delisted from Nasdaq, which would have a negative effect on the price of Carisma’s common stock and Carisma’s ability to raise additional capital.
●	The contemplated reverse stock split may not increase Carisma’s stock price over the long-term.

Risks Related to OrthoCellix

●	OrthoCellix is a Phase 3 biotechnology company with a limited operating history on which to assess its business; and has no products approved for commercial sale, which may make it difficult for you to evaluate its current business and likelihood of success and viability.
●	Even if the Merger and the anticipated Concurrent Financing are successful, OrthoCellix may require substantial additional capital to finance its operations in the future, which raises substantial doubt about its ability to continue as a going concern. If OrthoCellix is unable to raise such capital when needed, or on acceptable terms, OrthoCellix may be forced to delay, reduce and/or eliminate one or more of its development programs or future commercialization efforts.
●	OrthoCellix expects to incur losses for the foreseeable future, at least until conclusion of the Phase 3 pivotal trial of NeoCart and may not be able to achieve or sustain profitability in the future. OrthoCellix has no products approved for sale, has not generated any revenue from its product candidate and any future product candidates and may never generate revenue or become profitable.
●	Even though NeoCart received RMAT Designation, this designation may not lead to a faster development or regulatory review or approval process and will not by itself increase the likelihood that NeoCart will receive marketing approval.
●	The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming, and inherently unpredictable. If OrthoCellix is not able to obtain, or if there are delays in obtaining required regulatory approvals for NeoCart, OrthoCellix will not be able to commercialize NeoCart as expected, and OrthoCellix’s ability to generate revenue will be materially impaired.
●	If OrthoCellix experiences delays or difficulties in the enrollment of patients in clinical trials, OrthoCellix’s completion of clinical trials and receipt of necessary regulatory approvals could be delayed or prevented.
●	OrthoCellix is heavily dependent on the success of NeoCart, its only product candidate to date.
●	Data from preclinical studies and early-stage clinical trials and “top-line,” initial or preliminary data from OrthoCellix’s clinical trials may not be predictive of success in later clinical trials.

●	Failure to obtain marketing approval in international jurisdictions would prevent NeoCart from being marketed abroad.
●	OrthoCellix will need to obtain FDA approval of the name, NeoCart, and any failure or delay associated with such approval may adversely affect OrthoCellix’s business.
●	Geopolitical events and conditions could adversely affect OrthoCellix’s business, financial condition and operating results.
●	OrthoCellix has never commercialized a product and will need to build and scale its business for potential commercialization of NeoCart, including building its compliance, medical affairs and commercial organizations, which, if it is not able to do so successfully could negatively impact its business, including the potential for a successful commercialization of NeoCart.
●	OrthoCellix faces significant competition from other pharmaceutical and biotechnology companies, academic institutions, government agencies, and other research organizations. OrthoCellix’s operating results will suffer if OrthoCellix fails to compete effectively.
●	As an organization, OrthoCellix has limited experience in the development, manufacturing, distribution, or commercialization of a biological product candidate.
●	OrthoCellix expects to rely on third parties to conduct, supervise, and monitor a Phase 3 clinical trial that OrthoCellix may initiate for NeoCart, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of the clinical trial or failing to comply with regulatory requirements.
●	OrthoCellix will be substantially dependent on Ocugen for the manufacturing of NeoCart and support of general and administrative functions of the NeoCart program. If Ocugen fails to produce NeoCart pursuant to the terms of contractual arrangements with OrthoCellix or fails to comply with stringent regulations applicable to biotechnology manufacturers, OrthoCellix may face delays in the development and commercialization of, or be unable to meet demand for, NeoCart, if approved, and may lose potential revenues.
●	OrthoCellix or OrthoCellix’s third-party manufacturers may also encounter shortages in the materials necessary to produce NeoCart in the quantities needed for a Phase 3 clinical trial or, if NeoCart is approved, in sufficient quantities for commercialization.
●	The number of available, qualified third-party manufacturers is limited, and if OrthoCellix is compelled to locate an alternative manufacturing partner, NeoCart’s activities and commercialization could be delayed and additional expense would be incurred.
●	OrthoCellix is subject to stringent and changing laws, regulations and standards, and contractual obligations relating to privacy, data protection, and data security. The actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), fines and sanctions, private litigation and/or adverse publicity and could negatively affect OrthoCellix’s operating results and business.
●	As with all patent prosecution, there is no guarantee of obtaining and maintaining patent protection for NeoCart. In addition, there is no guarantee that the scope of the patent protection obtained is sufficiently broad or enforceable, to prevent OrthoCellix’s competitors from developing and commercializing technology and products similar or identical to NeoCart. Furthermore, OrthoCellix’s ability to successfully commercialize NeoCart may be impaired due to circumstances that may be out of OrthoCellix’s control.
●	If OrthoCellix is not able to obtain patent term extension for NeoCart in the United States under the The Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), and in foreign countries under similar legislation, OrthoCellix’s business may be materially harmed.
●	Third parties may initiate legal proceedings alleging that NeoCart infringes, misappropriate, or otherwise violates their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of OrthoCellix’s business.
●	If OrthoCellix fails to comply with OrthoCellix’s obligations in OrthoCellix’s license, development or collaboration agreements, including its agreement with Purpose, OrthoCellix could lose rights that are important to OrthoCellix’s business.

●	OrthoCellix may not be able to protect OrthoCellix’s intellectual property and proprietary rights related to NeoCart throughout the world.
●	Intellectual property litigation or other legal proceedings relating to intellectual property could cause OrthoCellix to spend substantial resources and distract OrthoCellix’s personnel from their normal responsibilities.
●	If OrthoCellix is unable to protect the confidentiality of OrthoCellix’s trade secrets, OrthoCellix’s business and competitive position would be harmed.
●	Healthcare legislative or regulatory reform measures may have a negative impact on OrthoCellix’s business and results of operations.
●	Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of OrthoCellix’s product candidates.
●	OrthoCellix faces risks related to OrthoCellix’s collection and use of data, which could result in investigations, inquiries, litigation, fines, legislative and regulatory action, and negative press about OrthoCellix’s privacy and data protection practices.
●	OrthoCellix is subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws, and other laws governing OrthoCellix’s operations. If OrthoCellix fails to comply with these laws, OrthoCellix could be subject to civil or criminal penalties, other remedial measures and legal expenses, or be precluded from developing, manufacturing, and selling certain products outside the United States, which could adversely affect OrthoCellix’s business, results of operations, and financial condition.
●	The use of new and evolving technologies, such as artificial intelligence, in OrthoCellix’s business may result in spending material resources and presents risks and challenges that can impact OrthoCellix’s business including by posing security and other risks to OrthoCellix’s confidential and/or proprietary information, including personal information, and as a result OrthoCellix may be exposed to reputational harm and liability.
●	OrthoCellix’s independent registered public accounting firm has included an explanatory paragraph relating to OrthoCellix’s ability to continue as a going concern in its report on the combined financial statements of the NeoCart Business of Ocugen included in this proxy statement/prospectus.

Risks Related to the Combined Company

●	Following the Merger, the Combined Company may be unable to integrate successfully the businesses of Carisma and OrthoCellix and realize the anticipated benefits of the Merger.
●	If any of the events described in “Risks Related to Carisma” or “Risks Related to OrthoCellix” occur, those events could cause potential benefits of the Merger not to be realized.
●	The market price of the Combined Company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.
●	If the assets subject to the CVR Agreement are not disposed of in a timely manner, the Combined Company may have to incur time and resources to wind down or dispose of such assets.
●	Our stockholders may not receive any payment on the CVR and the CVR may expire valueless.
●	The Combined Company may incur losses for the foreseeable future and may never achieve profitability.
●	Conflicts of interest may arise between the Combined Company and Ocugen.
●	If the Combined Company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

●	The Combined Company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.
●	The Combined Company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.
●	The unaudited pro forma condensed combined financial information for Carisma and OrthoCellix included in this proxy statement/prospectus are preliminary, and the Combined Company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.
●	Carisma and OrthoCellix do not anticipate that the Combined Company will pay any cash dividends in the foreseeable future.
●	Future sales of shares by existing stockholders could cause the Combined Company’s stock price to decline.
●	After completion of the Merger, the Combined Company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the Combined Company’s stockholders for approval.
●	If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the Combined Company, its business or its market, its stock price and trading volume could decline.
●	The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and the proceeds from the anticipated Concurrent Financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

Risks Related to Being a Controlled Company

●	Following the Merger, the Combined Company will be a controlled company within the meaning of the Nasdaq Listing Rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. The stockholders of the Combined Company may not have the same protection afforded to stockholders of companies that are subject to such governance requirements.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 29 of this proxy statement/prospectus. Carisma and OrthoCellix both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 180)

Each of Carisma and OrthoCellix will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, if any, and to submit promptly any additional information requested by any such governmental authority.

Nasdaq Stock Market Listing (see page 182)

Shares of Carisma common stock are currently listed on the Nasdaq Capital Market under the symbol “CARM.” Carisma is not currently in compliance with the Nasdaq Capital Market listing requirements. Carisma has filed an initial listing application for the Combined Company common stock with Nasdaq. If such application is accepted, Carisma anticipates that the common stock of the Combined Company will be listed on Nasdaq following the closing of the Merger under the trading symbol “OCLX.” It is a condition to the consummation of the Merger that Carisma obtains approval of the listing of the Combined Company on Nasdaq, but there can be no assurance such listing condition will be met or that Carisma will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties. However, in the event that the shares of Carisma common stock to be issued in the Merger are not approved for listing on Nasdaq, it is possible that Carisma and OrthoCellix may mutually agree to waive the applicable condition and nonetheless proceed with completing the Merger. If such condition is waived, Carisma will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. If Carisma proceeds with the Merger in these circumstances, the Combined Company’s stock may not be listed on Nasdaq.

Anticipated Accounting Treatment (see page 182)

The Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, OrthoCellix will be considered the accounting acquirer for financial reporting purposes. This determination was primarily based on the expectations that, immediately following the Merger: (i) OrthoCellix’s sole stockholder will own a substantial majority of the voting rights of the Combined Company and (ii) OrthoCellix will designate a majority of the initial members of the board of directors of the Combined Company. For accounting purposes, the Merger will be treated as the equivalent of OrthoCellix issuing stock to acquire the net assets of Carisma, which are expected to primarily consist of nominal non-operating assets and liabilities. Following the closing of the Merger, the net assets of Carisma will be recorded at fair value, which is expected to approximate their carrying value, with no goodwill or other intangible assets recorded in the financial statements of OrthoCellix and the reported operating results prior to the Merger will be those of OrthoCellix. See the “Unaudited Pro Forma Condensed Combined Financial Information” on page 361 of this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 183)

Holders of Carisma common stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Holders of OrthoCellix capital stock may be entitled to appraisal rights in connection with the Merger under Delaware law.

Comparison of Rights of Holders of Carisma Capital Stock and OrthoCellix Capital Stock (see page 376)

Carisma and OrthoCellix are each incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, OrthoCellix common stockholders will become Carisma common stockholders, and their rights will be governed by the DGCL, the by-laws of Carisma and the certificate of incorporation of Carisma. The rights of Carisma common stockholders contained in Carisma’s certificate of incorporation and by-laws differ from the rights of OrthoCellix common stockholders under OrthoCellix’s certificate of incorporation and OrthoCellix’s by-laws, as more fully described under the section titled “Comparison of Rights of Holders of Carisma Capital Stock and OrthoCellix Capital Stock” beginning on page 376 of this proxy statement/prospectus.

RISK FACTORS

The Combined Company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Carisma common stock. You should also read and consider the other information in this proxy statement/prospectus and additional information about Carisma set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as amended by Amendment No. 1 to Form 10-K, which are filed with the SEC, as updated by its Quarterly Reports on Form 10-Q. Please see the section titled “Where You Can Find More Information” beginning on page 389 of this proxy statement/prospectus for further information.

Risks Related to the Merger

The Exchange Ratio will not be adjusted based on the market price of Carisma common stock as the Exchange Ratio depends, among other things, on the Carisma Net Cash at the closing of the Merger and not the market price of Carisma common stock, so the Merger Consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.

At the Effective Time, as described in the Merger Agreement, outstanding shares of OrthoCellix capital stock will be converted into shares of Carisma common stock. Based on Carisma’s and OrthoCellix’s capitalization as of July 31, 2025, the Exchange Ratio before giving effect to the contemplated Carisma reverse stock split is estimated to be equal to approximately 335,355.7827 shares of Carisma common stock for each share of OrthoCellix common stock. Immediately after the Merger and the anticipated Concurrent Financing, the sole stockholder of OrthoCellix and the other investors in the anticipated Concurrent Financing are expected to own approximately 90.0% of the aggregate number of shares of Carisma common stock on a fully-diluted basis and Carisma securityholders immediately before the Merger are expected to own approximately 10.0% of the aggregate number of shares of Carisma common stock on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Carisma’s Net Cash as of the closing of the Merger being approximately $0 and an anticipated Concurrent Financing Amount of $25.0 million. In the event Carisma’s Net Cash is above or below $0, the Exchange Ratio will be adjusted and the number of shares therefore issued to OrthoCellix’s sole stockholder in connection with the closing of the Merger will be adjusted.

Any changes in the market price of Carisma common stock before the completion of the Merger will not affect the Exchange Ratio or the number of shares OrthoCellix’s sole stockholder will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of Carisma common stock increases from the market price on the date of the Merger Agreement, then OrthoCellix’s sole stockholder could receive Merger Consideration with substantially more value for its shares of OrthoCellix capital stock than the parties had negotiated when they established the Exchange Ratio. Similarly, if before the completion of the Merger the market price of Carisma common stock declines from the market price on the date of the Merger Agreement, then OrthoCellix’s sole stockholder could receive Merger Consideration with substantially lower value than the parties negotiated when they established the Exchange Ratio. The Merger Agreement does not include a price-based termination right.

The issuance of Carisma common stock to OrthoCellix’s sole stockholder pursuant to the Merger Agreement and to investors in the anticipated Concurrent Financing and the resulting change in control from the Merger must be approved by Carisma stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by OrthoCellix’s sole stockholder. Failure to obtain these approvals would prevent the closing of the Merger.

Before the Merger can be completed, Carisma stockholders must approve, among other things, the issuance of Carisma common stock to OrthoCellix’s sole stockholder pursuant to the Merger Agreement and to investors in the anticipated Concurrent Financing and the resulting change in control from the Merger, and OrthoCellix’s sole stockholder must adopt the Merger Agreement and approve the Merger and the related transactions. Failure to obtain the required stockholder approvals may result in a material delay in, or the abandonment of, the Merger. Any delay in completing the Merger may materially adversely affect the timing and benefits that are expected to be achieved from the Merger.

Failure to complete the Merger may result in either Carisma or OrthoCellix paying a termination fee to the other party, and could harm the common stock price of Carisma and future business and operations of each company.

If the Merger is not completed, Carisma and OrthoCellix are subject to the following risks:

●	if the Merger Agreement is terminated under specified circumstances, Carisma could be required to pay OrthoCellix a termination fee of $500,000;
●	if the Merger Agreement is terminated under specified circumstances, including in the event that OrthoCellix fails to secure the Concurrent Financing Amount of at least $25.0 million by or before September 15, 2025, OrthoCellix could be required to pay Carisma a termination fee of $750,000 and reimbursement of up to $500,000 for Carisma’s reasonable out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby;
●	the price of Carisma common stock may decline and could fluctuate significantly; and
●	substantial costs related to the Merger may be incurred by either party, such as financial advisor, legal and accounting fees, a majority of which must be paid even if the Merger is not completed.

If the Merger Agreement is terminated and the board of directors of Carisma or OrthoCellix determines to seek another business combination, there can be no assurance that either Carisma or OrthoCellix will be able to find another third party to transact a business combination with, yielding comparable or greater benefits.

If the conditions to the Merger are not satisfied or waived, the Merger may not occur.

Even if the Merger is approved by the sole stockholder of OrthoCellix and Proposal No. 1 as described in this proxy statement/prospectus is approved by the Carisma stockholders, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the Merger. These conditions are set forth in the Merger Agreement and each material condition to the completion of the Merger is described in the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 189 of this proxy statement/prospectus. Carisma and OrthoCellix cannot assure you that all of the conditions to the consummation of the Merger will be satisfied or waived, including the need for Ocugen to obtain consent from Avenue Capital Management II, L.P., Avenue Venture Opportunities Fund II, L.P., as a lender, and Avenue Venture Opportunities Fund, L.P. (collectively, “Avenue Capital”) pursuant to its Loan and Security Agreement with Avenue Capital. If the conditions are not satisfied or waived, the Merger may not occur or the closing may be delayed.

It is a condition of the consummation of the Merger that the Combined Company’s stock is approved for listing on Nasdaq. There can be no assurance such listing condition will be met and, at the time you are asked to vote on the Merger, you will have no assurance that the common stock of the Combined Company will be listed on Nasdaq following the completion of the Merger. Further, Carisma is not currently in compliance with the listing requirements of the Nasdaq Capital Market. There can be no assurance that Carisma will not be delisted from Nasdaq prior to the closing of the Merger. For risks related to Carisma’s noncompliance with the Nasdaq listing standards, see the section titled “Risks Related to Carisma — We do not currently meet the requirements for continued listing on the Nasdaq Capital Market. If we fail to meet the requirements for continued listing on the Nasdaq Capital Market, trading in our common stock could be suspended and our common stock delisted from Nasdaq, which would have a negative effect on the price of our common stock and our ability to raise additional capital.”

Carisma and OrthoCellix may mutually agree to waive the condition to the Merger requiring approval for listing on Nasdaq, and if such condition is waived, the Combined Company’s stock may not be listed on Nasdaq following completion of the Merger.

Pursuant to the Merger Agreement, Carisma agreed to reasonably cooperate to seek approval of the listing of the Combined Company on Nasdaq and to prepare and submit to Nasdaq a notification form for the listing of shares of Carisma common stock to be issued in connection with the contemplated transactions. Additionally, under the Merger Agreement, each of Carisma’s and OrthoCellix’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties of various conditions, including that the shares of Carisma common stock to be issued in the Merger have been approved for listing on Nasdaq as of the closing of the Merger. In the event that the shares of Carisma common stock to be issued in the Merger are not approved for listing on Nasdaq, it is possible that Carisma and OrthoCellix may mutually agree to waive the applicable condition and nonetheless proceed with completing the Merger. If such condition is waived, Carisma will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. If Carisma proceeds with the Merger in these circumstances, the Combined Company’s stock may not be listed on Nasdaq.

If the Combined Company’s stock is not listed on Nasdaq following completion of the Merger, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities, such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the Combined Company; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the Combined Company. Also, it may be difficult for the Combined Company to raise additional capital if the Combined Company’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the Combined Company and could have a material adverse effect on the Combined Company.

Carisma and OrthoCellix may mutually agree to complete the Merger even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.

In general, neither Carisma nor OrthoCellix is obligated to complete the Merger if there is a material adverse effect affecting the other party between June 22, 2025, the date of the Merger Agreement, and the closing of the Merger. However, certain types of events and/or causes are excluded from the concept of a “material adverse effect.” Such exclusions include, but are not limited to, changes or conditions generally affecting the industries in which the parties operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general. Therefore, if any of these events were to occur and adversely affect Carisma or OrthoCellix, the other party would still be obligated to consummate the closing notwithstanding such material adverse effects. If any such adverse effects occur and Carisma and OrthoCellix consummates the closing, the stock price of the Combined Company may suffer. This, in turn, may reduce the value of the Merger to the stockholders of Carisma, OrthoCellix or both. For a more complete discussion of what constitutes a “material adverse effect” on Carisma or OrthoCellix, please see the section titled “The Merger Agreement — Representations and Warranties” beginning on page 191 of this proxy statement/prospectus.

If Carisma and OrthoCellix complete the Merger, the Combined Company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the Combined Company’s stockholders or restrict the Combined Company’s operations.

Additional financing may not be available to the Combined Company when it is needed or may not be available on favorable terms. To the extent that the Combined Company raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of the Combined Company, including Carisma’s pre-Merger securityholders and OrthoCellix’s former securityholders. It is also possible that the terms of any new equity securities may have preferences over the Combined Company’s common stock. Any debt financing the Combined Company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the Combined Company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the Combined Company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the Combined Company.

Carisma stockholders and OrthoCellix’s sole stockholder may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, including the issuance of shares of common stock in the anticipated Concurrent Financing.

If the Combined Company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Carisma stockholders and OrthoCellix’s sole stockholder will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

If the Merger is not completed, Carisma’s stock price may decline significantly.

The market price of Carisma common stock is subject to significant fluctuations. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of Carisma common stock will likely be volatile based on whether stockholders and other anticipated investors believe that Carisma can complete the Merger or otherwise raise additional capital to support Carisma’s operations if the Merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of Carisma common stock is exacerbated by low trading volume. Additional factors that may cause the market price of Carisma common stock to fluctuate include:

●	the entry into, or termination of, key agreements, including commercial partner agreements;
●	announcements by commercial partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;
●	the loss of key employees;
●	future sales of its common stock;
●	general and industry-specific economic conditions that may affect its research and development expenditures;
●	the failure to meet industry analyst expectations; and
●	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Carisma common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Carisma’s stockholders and OrthoCellix’s sole stockholder will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Combined Company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, the current stockholders of Carisma and the sole stockholder of OrthoCellix will generally own a smaller percentage of the Combined Company than their ownership of their respective companies prior to the Merger. Immediately after the Merger and the anticipated Concurrent Financing, Carisma securityholders as of immediately prior to the Merger are expected to own approximately 10.0% of the outstanding shares of the Combined Company on a fully-diluted basis, and the sole stockholder of OrthoCellix along with other anticipated investors in the anticipated Concurrent Financing are expected to own approximately 90.0% of the outstanding shares of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Carisma’s Net Cash as of the closing of the Merger being approximately $0 and an anticipated Concurrent Financing Amount of $25.0 million. After the closing of the Merger, OrthoCellix will be a Controlled Company. For more information, please see the section entitled “Risk Factors —  Risks Related to the Controlled Company.”

During the pendency of the Merger, Carisma and OrthoCellix may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

Covenants in the Merger Agreement impede the ability of Carisma and OrthoCellix to make acquisitions during the pendency of the Merger, subject to specified exceptions. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or taking any action that could reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them. For more information, please see the section titled “The Merger Agreement — No Solicitation” beginning on page 192 of this proxy statement/prospectus.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Carisma and OrthoCellix from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the sections titled “The Merger Agreement — No Solicitation” beginning on page 192 of this proxy statement/prospectus. In addition, if Carisma terminates the Merger Agreement under specified circumstances, Carisma could be required to pay OrthoCellix a termination fee of $500,000, or OrthoCellix could be required to pay Carisma a termination fee of $750,000. In certain circumstances, OrthoCellix may also be required to pay a reimbursement of up to $500,000 for Carisma’s reasonable out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. This termination fee may discourage third parties from submitting competing proposals to Carisma, OrthoCellix or their respective stockholders, and may cause the Carisma or OrthoCellix board of directors to be less inclined to recommend a competing proposal.

Because the lack of a public market for OrthoCellix’s capital stock makes it difficult to evaluate the fair market value of OrthoCellix’s capital stock, the value of the Carisma common stock to be issued to OrthoCellix’s sole stockholder may be more or less than the fair market value of OrthoCellix’s capital stock.

The outstanding capital stock of OrthoCellix is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of OrthoCellix’s capital stock. Because the percentage of Carisma equity to be issued to OrthoCellix’s sole stockholder was determined based on negotiations between the parties, it is possible that the value of the Carisma common stock to be issued to OrthoCellix’s sole stockholder will be more or less than the fair market value of OrthoCellix’s capital stock.

Lawsuits may be filed against Carisma, OrthoCellix, or any of the members of their respective boards of directors arising out of the Merger, which may delay or prevent the closing of the Merger.

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Carisma, the Carisma board of directors, OrthoCellix, the OrthoCellix board of directors and others in connection with the transactions contemplated by the Merger Agreement. The outcome of litigation is uncertain, and Carisma or OrthoCellix may not be successful in defending against any such future claims. Lawsuits that may be filed against Carisma, the Carisma board of directors, OrthoCellix, or the OrthoCellix board of directors could delay or prevent the Merger, divert the attention of Carisma’s or OrthoCellix’s management and employees from their day-to-day business and otherwise adversely affect Carisma and OrthoCellix financially.

Carisma is substantially dependent on Carisma’s remaining employees to facilitate the consummation of the Merger.

As of July 31, 2025, Carisma had only two full-time employees. Carisma’s ability to successfully complete the Merger depends in large part on Carisma’s ability to retain certain remaining personnel. Despite Carisma’s efforts to retain these employees, one or more employees may terminate their employment with Carisma on short notice. The loss of the service of certain employees could potentially harm Carisma’s ability to consummate the Merger, as well as fulfill Carisma’s reporting obligations as a public company.

Risks Related to Carisma

As used in this section, references to “the” “Company, “Carisma,” “we,” “us,” and “our” refer to Carisma Therapeutics Inc. (formerly Sesen Bio, Inc.) and its consolidated subsidiaries.

Risks Related to Our Evaluation of the Merger and Strategic Alternatives

We may not be successful in consummating the Merger or identifying and consummating any other strategic alternatives.

As part of our cash preservation plan approved by our board of directors on March 25, 2025 to preserve our existing cash resources following reduction in workforce, we reduced our operations to those necessary to identify and explore a range of strategic alternatives to maximize value and prepare to wind down our business. After a comprehensive review of strategic alternatives, on June 22, 2025, we entered into the Merger Agreement for the proposed Merger. If the Merger is completed, the business of OrthoCellix will continue as the business of the Combined Company. Prior to the completion of the Merger, we will continue to seek to enter into a series of transactions with certain third parties to monetize certain legacy assets, in accordance with the limitations and requirements set forth in the Merger Agreement.

Carisma’s future operations are highly dependent on the success of the Merger. Although we intend to consummate the Merger, there is no assurance that we will be able to successfully consummate the Merger on a timely basis, or at all, and there can be no assurance that the Merger will enhance stockholder value or deliver anticipated benefits. The process of completing the Merger is costly, time-consuming and complex, and the consummation of the Merger is subject to certain closing conditions, including, among other things, approval by Carisma’s stockholders of certain of the voting proposals contained in the proxy statement/prospectus. We cannot predict with certainty whether or when any of the required closing conditions will be satisfied or if another uncertainty may arise and cannot assure you that the proposed Merger will be successfully consummated. We believe that our current cash and cash equivalents are sufficient to sustain our operating expenses and capital expenditure requirements into the fall of 2025, and as such, we only have a short period of time to consummate the Merger or other strategic alternative before we deplete our resources. Although we have completed the sale of certain early-stage preclinical assets to Resolution in August 2025, we may not be successful in pursuing and consummating any additional Carisma asset monetization transactions.

Further, we are not currently in compliance with the listing criteria for the Nasdaq Capital Market, which may impact our ability to consummate the Merger. The Nasdaq Hearings Panel (the “Panel”) has granted us an exception to, and an extension of time to comply with, the Nasdaq listing standards (the “Panel Decision”). The Panel Decision initially required us to demonstrate compliance with Nasdaq Listing Rule 5550(a)(2) (the “Capital Market Minimum Bid Price Rule”) by evidencing a closing bid price of $1.00 or more per share for a minimum of 10 consecutive trading sessions, complete a strategic transaction and otherwise demonstrate compliance with all initial listing requirements for the Nasdaq Capital Market, in each case on or before October 7, 2025 (the “Nasdaq Compliance Date”). The extension of time was further subject to our meeting an interim milestone for a strategic transaction in connection with our ongoing strategic process. In early August 2025, we sent a written update and request to the Panel seeking to modify certain terms of the Panel Decision. The Panel subsequently notified us that, based on our satisfaction of the milestones thus far set forth in the Panel Decision and our progress toward completing the Merger and reverse stock split within the timeframes presented to the Panel, the Panel granted our request to modify the Panel Decision to provide that we must demonstrate continued compliance with the Capital Market Minimum Bid Price Rule by evidencing a closing bid price of $1.00 or more per share for a minimum of 10 consecutive trading sections, on or before October 21, 2025, instead of on or before the Nasdaq Compliance Date. The other terms of the Panel Decision remained the same, which are that: (i) on or before the Nasdaq Compliance Date, we must complete the Merger, and (ii) on or before the Nasdaq Compliance Date, we must demonstrate compliance with all initial listing requirements for the Nasdaq Capital Market, including a closing bid price of $4.00 or more per share prior to the closing of the Merger. There can be no assurance that we will be able to satisfy the requirements or conditions for continued listing within the period of time granted by the Panel. Further, consummation of the Merger is subject to certain closing conditions, including, among other things, Nasdaq’s approval of the listing of the shares of our common stock to be issued in connection with the Merger. There can be no assurance that we will be able to satisfy the initial listing requirements for the Combined Company in connection with the Merger.

If the Merger is not completed, this may cause reputational harm with stockholders and the value of our securities may be adversely impacted. In addition, speculation regarding the completion of the Merger and perceived uncertainties related to our future could cause our stock price to fluctuate significantly.

If, for any reason, the Merger does not close, our board of directors may elect to, among other things, attempt to identify and complete another strategic transaction like the Merger, attempt to sell or otherwise dispose of our remaining assets or dissolve and liquidate our assets. Any of these alternatives would be costly and time-consuming, and we might not have enough time or resources remaining to identify, evaluate and complete another strategic transaction before the Nasdaq Compliance Date. Further, we may face substantial competition for attractive counterparties for any proposed strategic transactions. For example, there may be many other biotechnology and pharmaceutical companies that halt development of their programs and instead choose to pursue strategic transactions like the ones we have been exploring in connection with our strategic review process. These companies may possess greater financial and managerial resources than we do, and they may have more attractive product candidates, intellectual property or other assets. As a result, these other companies may prove to be more attractive than us to counterparties pursuing strategic transactions.

If we neither successfully consummate the Merger nor identify another strategic alternative or, if such other strategic alternative is identified, consummate such a transaction, it is highly unlikely that there will be cash available for distribution to our stockholders.

Although we believe that our current cash and cash equivalents are sufficient to sustain our operating expenses and capital expenditure requirements into the fall of 2025, we do not expect that our cash and cash equivalents will support our operations for more than one year following the date of our consolidated financial statements included in this proxy statement/prospectus. Our available cash resources continue to decrease as we incur fees and expenses in connection with the consummation of the Merger. If the Merger Agreement is terminated under certain circumstances, we may be required to pay OrthoCellix a termination fee of $500,000. Even if a termination fee is not payable in connection with a termination of the Merger Agreement, we will have incurred significant fees and expenses, which must be paid whether or not the Merger is completed.

If, for any reason, the Merger does not close, our board of directors may elect to, among other things, attempt to identify and complete another strategic transaction like the Merger, attempt to sell or otherwise dispose of our remaining assets or dissolve and liquidate our assets. Any of these alternatives would be costly and time-consuming and our cash resources would continue to decrease as we evaluate other strategic alternatives and prepare for the potential wind down, liquidation or dissolution of our operations. If the Merger does not close, we might not have enough time or resources remaining to identify, evaluate and complete another strategic transaction before the Nasdaq Compliance Date.

There can be no assurance that the Merger will result in a successfully consummated transaction, and if we do not successfully identify another strategic alternative, or such other strategic alternative is not consummated, it is highly unlikely that there will be cash available for distribution to our stockholders. Accordingly, holders of our common stock and other securities would lose all of their investment in the company.

If the Merger is not consummated and we do consummate another strategic alternative, the amount of cash available for distribution to our stockholders, if any, will depend heavily on the proceeds derived from the other strategic transaction, the timing of any distribution to stockholders, whether as a dividend or through a liquidation and dissolution of our business, as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

If the Merger is not consummated and we do consummate another strategic alternative, the amount of cash available for distribution to our stockholders, if any, will depend heavily on the proceeds derived from the other strategic transaction, the timing of any distribution to stockholders, whether as a dividend or through a liquidation and dissolution of our business, as well as the amount of cash that will need to be reserved for commitments and contingent liabilities. Our available cash resources continue to decrease in connection with the consummation of the Merger, and if not completed, as we prepare for the potential wind down, liquidation or dissolution activities. We cannot assure our stockholders of any recovery, or any specific level of recovery, on their claims and interests if we were to determine to pay a dividend or seek a liquidation or dissolution in connection with a strategic transaction. Our estimates of these amounts may be inaccurate. Accordingly, holders of our common stock and other securities could lose all or a significant portion of their investment in the company.

If we do not successfully consummate the Merger, our board of directors may elect to commence bankruptcy or liquidation and dissolution proceedings, and such proceedings may delay our potential wind down timeframe, increase our costs, and decrease the cash, if any, that may be available for stockholders.

If the Merger is not completed, our board of directors may decide that it is in the best interests of our stockholders to commence bankruptcy or liquidation and dissolution proceedings. In that event, the amount of cash available for distribution to our stockholders would depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of our cash resources continues to decrease as we continue our wind down activities and incur fees and expenses related to the Merger. In addition, if our board of directors were to approve and recommend, and our stockholders were to approve, a dissolution of the company, we would be required under Delaware law to pay our outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to our stockholders. As a result of this requirement, a portion of our assets may need to be reserved pending the resolution of such obligations. In addition, we may be subject to litigation or other claims related to a liquidation and dissolution of the company. If a liquidation and dissolution were pursued, our board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, our stockholders could lose all or a significant portion of their investment in the event of a liquidation and dissolution of the company. Accordingly, holders of our common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of the company. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to our stockholders.

We may experience difficulties, delays or unexpected costs and not achieve anticipated benefits and savings from our cash preservation plan, and such plan may adversely affect our ability to consummate the Merger or other strategic transaction that enhances stockholder value.

As part of our cash preservation plan, our board of directors determined to terminate all of our employees not deemed necessary to pursue strategic alternatives and execute an orderly wind down of our operations. We expect to incur approximately $3.8 million in expenses in connection with the reduction in workforce, which primarily represents one-time employee termination benefits directly associated with the workforce reduction. We also expect to pay the majority of related reduction in workforce amounts by the end of this year. We may also incur other charges or cash expenditures not currently contemplated due to events that may occur as a result of, or associated with, this reduction in workforce.

While we have retained employees we deemed necessary to pursue strategic alternatives, including consummating the Merger, and prepare for a potential wind down, liquidation or dissolution of our operations, the reduction in workforce resulted in the loss of a number of long-term employees, the loss of institutional knowledge and expertise, and the reallocation of certain job responsibilities, all of which could negatively affect operational efficiencies and increase our operating expenses such that we may not fully realize anticipated savings from a potential wind down and complete the Merger on terms that are favorable to us, or at all.

We will be substantially dependent on our remaining employees and consultants, along with any other advisors and consultants we may engage, to facilitate the consummation of the Merger or other strategic alternative.

In connection with our cash preservation plan, we have terminated all but two of our employees as of July 31, 2025. Our ability to successfully consummate the Merger or identify and consummate any other strategic alternative depends in large part on our ability to retain our remaining employees and consultants along with any other advisors and consultants we may engage. One or more may terminate their engagement with us on short notice. It is also possible that we will determine to undertake future reductions in workforce. The loss of the services of any of these individuals could potentially harm our ability to consummate the Merger, identify, evaluate and pursue other strategic alternatives as well as engage in potential wind down activities or fulfill our continuing reporting obligations as a public company.

Even if we are successful in completing the Merger, we may be exposed to other operational and financial risks.

Although there can be no assurance that the Merger will be completed, the negotiation and consummation of the Merger will require significant time on the part of our management. The negotiation and consummation of the Merger may also require more time or greater cash resources than we anticipate and may expose us to other operational and financial risks, including increased near-term and long-term expenditures; exposure to unknown liabilities; higher than expected acquisition or integration costs; incurrence of substantial debt or dilutive issuances of equity securities to fund future operations; write-downs of assets or goodwill or incurrence of non-recurring, impairment or other charges; increased amortization expenses; and possibility of future litigation. Any of the foregoing risks could have a material adverse effect on our business, financial condition and prospects.

We may become involved in litigation, including securities class action litigation, that could divert management’s attention and harm our business, and insurance coverage may not be sufficient to cover all costs and damages.

In the past, litigation, including securities class action litigation, has often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, or the announcement of negative events, such as negative regulatory decisions or a determination to wind down operations. These events may also result in investigations by the SEC. We may be exposed to such litigation or investigation even if no wrongdoing occurred. Litigation and investigations are usually expensive and divert management’s attention and resources, which could adversely affect our cash resources and our ability to consummate a potential strategic transaction.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We have very limited cash resources remaining and a very short operating runway before we deplete our cash resources. We expect to continue to incur significant expenses and operating losses while we continue to consummate the Merger.

Since inception, we have incurred significant operating losses. Our net losses were $60.5 million and $86.9 million for the years ended December 31, 2024 and 2023, respectively, and $9.8 million and $11.2 million for the three months ended June 30, 2025 and

2024, respectively. We expect to continue to incur significant expenses and operating losses while we carry out the consummation of the Merger, operate as a public company and continue to wind down our historical operations, including the payment one-time employee termination benefits to terminated employees. We may also incur other charges or cash expenditures not currently contemplated due to events that may occur as a result of, or associated with, our reduction in workforce or the Merger.

As of June 30, 2025, we had cash and cash equivalents of $2.0 million and an accumulated deficit of $324.6 million. Although we believe that our current cash and cash equivalents are sufficient to sustain our operating expenses and capital expenditures requirements into the fall of 2025, we do not expect that our cash and cash equivalents will support our operations for more than one year following the date of our consolidated financial statements included in this proxy statement/prospectus. As a result of these conditions, substantial doubt exists about our ability to continue as a going concern. We have based this estimate on assumptions that may prove to be wrong. In addition, changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. As a result, we could deplete our capital resources sooner than we currently expect, including before we are able to consummate the Merger.

To date, we have not yet commercialized any products or generated any revenue from product sales and have financed our operations primarily with proceeds from sales of our preferred stock, proceeds from our Moderna collaboration agreement, research tax credits, convertible debt financing and completion of the business combination in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of September 20, 2022 (the “Sesen Bio Merger Agreement”), pursuant to which Seahawk Merger Sub, Inc., our wholly-owned subsidiary merged with and into CTx Operations, Inc. (formerly CARISMA Therapeutics Inc.) (“Legacy Carisma”), with Legacy Carisma continuing as our wholly owned subsidiary and the surviving corporation of the merger (the “Sesen Bio Merger”) and related financing. Because Moderna nominated all 12 oncology research targets under the collaboration agreement as of February 2025, we will no longer be conducting any additional research activities under the Moderna collaboration agreement and we will not be receiving any further payments from Moderna for research and development services under the Moderna collaboration agreement. Significant additional financing may not be available to us on acceptable terms, or at all, and may be impacted by the economic climate and market conditions.

We have historically devoted substantially all of our financial resources and efforts to pursuing discovery, research and early clinical development of our product candidates. As part of our cash preservation plan, we determined to pause all of our research and development activities. If the Merger is completed, the business of OrthoCellix will continue as the business of the Combined Company. Prior to the closing of Merger, we will also continue to seek to enter into a series of transactions with certain third parties to monetize certain of our legacy assets in accordance with the limitations and requirements set forth in the Merger Agreement. As such, we currently have no intention of resuming our historical research and development activities. If the Merger is not completed, any future resumption of our historical research and development activities would significantly depend on completing a strategic transaction that would support our prior operating plans or otherwise obtaining significant additional funding. We expect that it would be difficult to secure such additional significant financing in a timely manner, on favorable terms or at all.

If the Merger is not completed, any future resumption of our historical research and development activities would significantly depend on completing a strategic transaction that would support our prior operating plans or otherwise obtaining significant additional funding. Significant additional financing may not be available to us on acceptable terms, or at all.

If the Merger is not completed, any future resumption of our historical research and development activities would significantly depend on completing a strategic transaction that would support our prior operating plans or otherwise obtaining significant additional funding. We expect that it would be difficult to secure such additional significant financing in a timely manner, on favorable terms or at all. We would only have a short period of time to consummate another strategic alternative before we deplete our cash resources. Any future resumption of our historical activities would also depend on the terms of any transactions we may enter with certain third parties to monetize certain of our legacy assets. Although we have completed the sale of certain early-stage preclinical assets to Resolution in August 2025, we may not be successful in pursuing and consummating any additional Carisma asset monetization transactions.

To the extent that we are able to raise additional capital through the public or private sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of those securities may include liquidation or other preferences that adversely affect your rights as a holder of our common stock. Debt financing and preferred equity financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our operations and ability to take specific actions, such as incurring additional debt, making acquisitions, engaging in acquisition, merger or collaboration transactions, selling or licensing our assets, making capital expenditures, redeeming our stock, making certain investments, declaring dividends or other operating restrictions that could adversely impact our ability to conduct business.

If we are able to raise funds through a strategic collaboration or partnership with one or more parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, discovery programs or product candidates, grant licenses on terms that may not be favorable to us or grant rights to develop and market product candidates that we would otherwise prefer to develop and market on our own, any of which may have a material adverse effect on our business, operating results and prospects.

If we were able to resume any of our historical research and development activities, our future capital requirements will depend on many factors, including:

●	the progress, costs and results of pre-clinical testing of our product candidates;
●	the progress, costs and results of clinical trials of our product candidates;
●	the number of and development requirements for additional indications for our product candidates;
●	the success of our collaborations with Moderna or others;
●	our ability to scale up our manufacturing processes and capabilities to support clinical trials of the product candidates we are developing and may develop in the future;
●	the costs, timing and outcome of regulatory review of our product candidates;
●	potential changes in the regulatory environment and enforcement rules;
●	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;
●	the payment of license fees and other costs of our technology license arrangements;
●	the costs and timing of future commercialization activities, including product manufacturing, sales, marketing and distribution, for our product candidates;
●	our ability to obtain and maintain acceptance of any approved products by patients, the medical community and third-party payors;
●	the amount and timing of revenue, if any, received from commercial sales of any of our product candidates for which we receive marketing approval;
●	potential changes in pharmaceutical pricing and reimbursement infrastructure;
●	the availability of raw materials for use in production of our product candidates;
●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights and defending any intellectual property-related claims; and
●	the extent to which we in-license or acquire additional technologies or product candidates.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited consolidated financial statements included in this proxy statement/prospectus.

The report from our independent registered public accounting firm for the year ended December 31, 2024 includes an explanatory paragraph stating that our recurring losses raise substantial doubt about our ability to continue as a going concern. In connection with our cash preservation plan, we expect to continue to incur significant expenses and operating losses while we carry out the consummation of the Merger, operate as a public company and continue to wind down our historical operations.

If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors will lose all or a part of their investment.

We have never generated revenue from product sales and may never achieve or maintain profitability.

Prior to pausing research and development activities, we were in the early stages of development of our product candidates. If we were to resume our historical research and development activities, we expect that it will be a number of years, if ever, before we have a product candidate ready for commercialization. To become and remain profitable, we must succeed in completing development of, obtaining marketing approval for and eventually commercializing, one or more products that generate significant revenue. The ability to achieve this success would require us to be effective in a range of challenging activities, including completing pre-clinical testing and clinical development, timely filing and receiving acceptance of our Investigational New Drug (“IND”) applications in order to commence clinical trials, initiating, enrolling patients in and completing clinical development of our product candidates, scaling up our manufacturing processes and capabilities to support clinical trials, obtaining marketing approval for our product candidates, manufacturing, marketing and selling any products for which we may obtain marketing approval and maintaining a continued acceptable safety profile of our products following approval. We may never succeed in these activities and, even if we do, we may never generate revenues that are significant enough to achieve profitability.

Even if we were to achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our discovery and product development efforts, diversify our pipeline of product candidates or even continue our operations.

Our limited operating history and our cash preservation plan may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We were formed as Carma Therapeutics LLC, a Pennsylvania limited liability company, in April 2016 and converted to a Delaware corporation in May 2017 under the name CARISMA Therapeutics Inc. In connection with the merger consummated in March 2023, CARISMA Therapeutics Inc. merged with and into a wholly-owned subsidiary of Sesen Bio and was renamed “CTx Operations, Inc.” Sesen Bio’s name was changed to “Carisma Therapeutics Inc.”. Following the completion of the Sesen Bio Merger, the business conducted by the public company became primarily the business conducted by us. We are a biotechnology company with a limited operating history. Cell therapy product development is a highly speculative undertaking and involves a substantial degree of risk. Our operations historically have been limited to organizing and staffing our company, business planning, capital raising, establishing and maintaining our intellectual property portfolio, building our pipeline of product candidates, conducting drug discovery activities, undertaking pre-clinical studies, manufacturing process development studies, conducting early-stage clinical trials, and providing general and administrative support for these operations.

In connection with our cash preservation plan, we reduced our operations to those necessary to identify and explore a range of strategic alternatives to maximize value and prepare to wind down our business. We currently have no intention of resuming our historical research and development activities.

Our prospects must be considered in light the foregoing and in light of the uncertainties, risks, expenses and difficulties frequently encountered by companies in their early stages of operations. Prior to pausing our research and development activities, we had not yet demonstrated our ability to successfully develop any product candidate, obtain marketing approvals, manufacture a commercial scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate.

In addition we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown obstacles. If we were to resume our historical research and clinical activities, we will need to transition at some point from a company with a discovery and pre-clinical focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Changes in tax laws or in their implementation or interpretation could adversely affect our business and financial condition.

Income, sales, use or other tax laws, statutes, rules, or regulations could be enacted or amended at any time, which could affect our business or financial condition, including causing potentially adverse impacts to our effective tax rate, tax liabilities, and cash tax obligations. For example, the Inflation Reduction Act, or IRA, was signed into law in August 2022, and the One Big Beautiful Bill Act, or OBBBA, was signed into law in July 2025. The IRA introduced new tax provisions, including a one percent excise tax imposed on certain stock repurchases by publicly traded companies. The one percent excise tax generally applies to any acquisition of stock by the publicly traded company (or certain of its affiliates) from a stockholder of the company in exchange for money or other property (other than stock of the company itself), subject to a de minimis exception. Thus, the excise tax could apply to certain transactions that are not traditional stock repurchases. The OBBBA contains numerous tax provisions that we are currently in the process of evaluating, and which may significantly affect our business or financial condition. The recent changes under the OBBBA include tax rate extensions and changes to the business interest deduction limitation, the expensing of domestic research and development expenditures (in contrast to the continued capitalization and amortization of foreign research and development expenditures), the bonus depreciation deduction rules, and the international tax framework. Regulatory guidance under the IRA, the OBBBA, and other tax-related legislation is and continues to be forthcoming, and such guidance could ultimately increase or lessen the impact of these laws on our business and financial condition. In addition, it is uncertain if and to what extent various states will conform to changes to federal tax legislation. Prospective investors should consult their tax advisors regarding the potential consequences of changes in tax law on our business and on the ownership and disposition of our common stock.

Our ability to use our net operating losses and research and development tax credit carryforwards to offset future taxable income may be subject to certain limitations.

We have had a history of cumulative losses and anticipate that we will continue to incur significant losses in the foreseeable future. As a result, we do not know whether or when we will generate taxable income necessary to utilize our pre-change net operating losses (“NOLs”) or research and development tax credit carryforwards.

In general, under Section 382 of the Code and corresponding provisions of state law, a corporation that undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in equity ownership by certain stockholders over a three-year period, is subject to limitations on its ability to utilize pre-change NOLs and research and development tax credit carryforwards to offset future taxable income. We have not conducted a study to assess whether any such ownership changes have occurred. We may have experienced such ownership changes in the past and may experience such ownership changes in the future (which may be outside our control), including as a result of the Merger. As a result, if and to the extent we earn net taxable income, our ability to use our pre-change NOLs and research and development tax credit carryforwards to offset such taxable income may be subject to limitations.

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We currently have no intention of resuming historical research and development activities, and the following are risks primarily relating to our prior operations and historical activities, unless otherwise noted.

Risks Related to Our Historical Discovery Programs and Research and Development of Our Product Candidates

Cell therapy is a rapidly evolving area of science, and the approach we have taken to discover and develop product candidates by utilizing genetically modified macrophages and monocytes is novel and may never lead to approved or marketable products.

Cell therapy has yet to be broadly applied to solid tumors, inflammatory disease, fibrotic disease or neurodegeneration. The discovery, research and development of engineered macrophages and monocytes to treat disease is an emerging field and our CAR-M platform, which is the first CAR-M to be evaluated in a human clinical trial, is a relatively new technology. Our future success depends on the successful development of this novel therapeutic approach. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. As such, there may be adverse effects or limited favorable results from treatment with any of our product candidates that we cannot predict at this time.

Our success also depends on our successful application of our proprietary macrophage engineering platform in the combination setting and to other indications by reprogramming the target specificity of our CAR-M cell product and developing product candidates against a plethora of tumor associated antigens, including in therapeutic areas beyond oncology. However, our macrophage engineering platform may not allow us to generate new INDs to expand our pipeline on our anticipated timeline or in a cost-efficient manner or at all, which could cause the potential value of our business to decline and materially harm our business prospects.

As a result of these factors, it is more difficult for us to predict the time and cost of product candidate development, and we cannot predict whether the application of macrophage engineering platform will result in the development and marketing approval of any products. Any development problems we experience in the future related to our macrophage engineering platform or any of our discovery programs may cause significant delays or unanticipated costs or may prevent the development of a commercially viable product. Any of these factors may prevent us from completing our clinical trials or pre-clinical studies or commercializing any product candidates we may develop on a timely or profitable basis, if at all.

We are early in our development efforts. If we are unable to commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

We are early in our development efforts. Prior to pausing research and development activities as part of our cash preservation plan, we were focusing our development efforts on CT-2401, our product candidate in development for liver fibrosis, and CT-1119, our product candidate in development for mesothelin-positive solid tumors. We have not initiated clinical development of either CT-2401 or CT-1119. We had planned to conduct pre-clinical development of CT-2401 sufficient to enable a regulatory submission to initiate a clinical trial. We had also planned to initiate a Phase 1 clinical trial of CT-1119, a mesothelin-targeted CAR-Monocyte, in combination with tislelizumab, an anti-PD-1 antibody, in adult patients with mesothelin-positive solid tumors.

Our ability to generate revenues from product sales, which we do not expect will occur for a number of years, if ever, will depend heavily on the successful development, marketing approval and eventual commercialization of our product candidates, which may never occur. The success of our product candidates will depend on many factors, including the following:

●	successfully completing pre-clinical studies;
●	timely filing and receiving clearance of IND applications to commence clinical trials;
●	successfully initiating, enrolling patients in and completing clinical trials;
●	scaling up manufacturing processes and capabilities to support clinical trials;
●	applying for and receiving marketing approvals from applicable regulatory authorities;
●	obtaining and maintaining intellectual property protection and regulatory exclusivity for our product candidates;
●	making arrangements with third-party manufacturers, or establishing commercial manufacturing capabilities, for both clinical and commercial supplies of our product candidates;
●	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;
●	acceptance of our product candidates, if and when approved, by patients, the medical community and third-party payors;
●	effectively competing with other therapies;
●	obtaining and maintaining coverage, adequate pricing and adequate reimbursement from third-party payors, including government payors;
●	maintaining, enforcing, defending and protecting our rights in our intellectual property portfolio;
●	not infringing, misappropriating or otherwise violating others’ intellectual property or proprietary rights; and
●	maintaining a continued acceptable safety profile of our products following receipt of any marketing approvals.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully develop and commercialize our product candidates, which would materially harm our business. As a company, we have limited experience in clinical development. Any predictions about the future success or viability of our product candidates we are developing or may develop in the future may not be as accurate as they could be if we had a longer history of conducting clinical trials.

Drug development involves a lengthy and expensive process, with an uncertain outcome. The results of pre-clinical studies and early clinical trials may not be predictive of future results. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

The risk of failure for our product candidates is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of a product candidate, we must complete pre-clinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of such product candidate in humans. Clinical trials may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. Even if the clinical trials are successful, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application.

Before we can commence clinical trials for a product candidate, we must complete extensive pre-clinical testing and studies, manufacturing process development studies, and analytical development studies that support our planned INDs and other applications to regulatory authorities in the United States or similar applications in other jurisdictions. We cannot be certain of the timely completion or outcome of our pre-clinical testing and studies and cannot predict if the outcome of our pre-clinical testing and studies will ultimately support the further development of our product candidates or whether regulatory authorities will accept our proposed clinical programs. As a result, we may not be able to submit applications to initiate clinical development of product candidates on the timelines we expect, if at all, and the submission of these applications may not result in regulatory authorities allowing clinical trials to begin. Furthermore, product candidates are subject to continued pre-clinical safety studies, which may be conducted concurrently with our clinical testing. The outcomes of these safety studies may delay the launch of or enrollment in future clinical trials and could impact our ability to continue to conduct our clinical trials.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to the outcome. We cannot guarantee that any of our clinical trials will be conducted as planned or completed on schedule, or at all. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, among other things, flaws in study design, dose selection issues, placebo effects, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits.

Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of any of our product candidates to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of our other product candidates or cause regulatory authorities to require additional testing before approving any of our product candidates.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any product candidates, including:

●	regulators or institutional review boards (“IRBs”), may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site or at all;
●	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;
●	regulators may determine that the planned design of our clinical trials is flawed or inadequate;
●	clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

●	we may be unable to establish clinical endpoints that applicable regulatory authorities consider clinically meaningful, or, if we seek accelerated approval, biomarker efficacy endpoints that applicable regulatory authorities consider likely to predict clinical benefit;
●	pre-clinical testing may produce results based on which we may decide, or regulators may require us, to conduct additional pre-clinical studies before we proceed with certain clinical trials, limit the scope of our clinical trials, halt clinical trials or abandon product development programs;
●	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate (including because of a decrease in the pool of available patients) or participants may drop out of these clinical trials at a higher rate than we anticipate;
●	third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
●	we may decide, or regulators or IRBs may require us, to suspend or terminate clinical trials of our product candidates for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
●	regulators or IRBs may require us to perform additional or unanticipated clinical trials to obtain approval or we may be subject to additional post-marketing testing requirements to maintain marketing approval;
●	regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate;
●	the cost of clinical trials of our product candidates may be greater than we anticipate;
●	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;
●	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our clinical investigators, regulators or IRBs to suspend or terminate the trials;
●	regulators may withdraw their approval of a product or impose restrictions on its distribution; and
●	business interruptions resulting from any health epidemics, pandemics or other contagious outbreaks may result in adverse effects on our business and operations.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive, if there are safety concerns or if we determine that the observed safety or efficacy profile would not be competitive in the marketplace, we may:

●	incur unplanned costs;
●	be delayed in obtaining marketing approval for our product candidates;
●	not obtain marketing approval at all;
●	obtain marketing approval in some countries and not in others;
●	obtain approval for indications or patient populations that are not as broad as intended or desired;
●	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

●	be subject to additional post-marketing testing requirements; or
●	have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in pre-clinical studies or clinical trials or in obtaining marketing or other regulatory approvals. We do not know whether any of our pre-clinical studies or clinical trials will begin timely, will need to be restructured or will be completed on schedule, or at all. We may also determine to change the design or protocol of one or more of our clinical trials, including to add additional patients or arms, which could result in increased costs and expenses or delays. Significant pre-clinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted. For example, in December 2022, with the passage of the Food and Drug Omnibus Reform Act of 2022 (“FDORA”) Congress required sponsors to develop and submit a diversity action plan (“DAP”) for each Phase 3 clinical trial or any other “pivotal study” of a new drug or biological product. These plans are meant to encourage the enrollment of more diverse patient populations in late-stage clinical trials of FDA-regulated products. Specifically, DAPs must include the sponsor’s goals for enrollment, the underlying rationale for those goals, and an explanation of how the sponsor intends to meet them. In June 2024, as mandated by FDORA, the FDA issued draft guidance outlining the general requirements for DAPs. Unlike most guidance documents issued by the FDA, the DAP guidance when finalized will have the force of law because FDORA specifically dictates that the form and manner for submission of DAPs are specified in FDA guidance.

Similarly, the regulatory landscape related to clinical trials in the European Union recently evolved. The EU Clinical Trials Regulation (the “EU-CTR”) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the Clinical Trials Directive required a separate Clinical Trial Application (the “CTA”) to be submitted in each member state, to both the competent national health authority and an independent ethics committee, the EU-CTR introduces a centralized process and only requires the submission of a single application to all member states concerned. The EU-CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. If we are not able to adapt to these and other changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.

Further, cancer therapies are sometimes characterized as first-line, second-line, or third-line, and the FDA often approves new therapies initially only for second-line or third-line use. When cancer is detected early enough, first-line therapy, usually hormone therapy, surgery, radiation therapy, chemotherapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. For any of our products that prove to be sufficiently beneficial, we would expect to seek approval potentially as a first-line therapy, but any product candidates we develop, even if approved, may not be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

We may conduct clinical trials at sites outside the United States. The FDA may not accept data from trials conducted in such locations, and the conduct of trials outside the United States could subject us to additional delays and expense.

We may conduct one or more clinical trials with one or more trial sites that are located outside the United States. The acceptance by the FDA or other regulatory authorities of study data from clinical trials conducted outside their jurisdiction may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the U.S., the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant good clinical practices (“GCP”) regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.

In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the U.S. or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

Conducting clinical trials outside the U.S. also exposes us to additional risks, including risks associated with:

●	additional foreign regulatory requirements;
●	foreign exchange fluctuations;
●	compliance with foreign manufacturing, customs, shipment and storage requirements;
●	cultural differences in medical practice and clinical research;
●	diminished protection of intellectual property in some countries; and
●	interruptions or delays in our trials resulting from geopolitical events, such as war or terrorism.

The results of early-stage clinical trials and pre-clinical studies may not be predictive of future results. Initial success in clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

The outcome of pre-clinical testing and early clinical trials may not be predictive of the success of later clinical trials, and preliminary or interim results of a clinical trial do not necessarily predict final results. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. In particular, the small number of patients in our early clinical trials may make the results of these trials less predictive of the outcome of later clinical trials. Our product candidates may also fail to show the desired safety and efficacy in clinical development despite positive results in pre-clinical studies or having successfully advanced through initial clinical trials.

Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Our clinical trials may not ultimately be successful or support further clinical development of any of our product candidates and we cannot assure you that any clinical trials that we may conduct will demonstrate consistent or adequate efficacy and safety to support marketing approval. There is a high failure rate for product candidates proceeding through clinical trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in pre-clinical testing and earlier-stage clinical trials, and we cannot be certain that we will not face similar setbacks. Any such setbacks in our clinical development could materially harm our business and results of operations.

Interim and preliminary results from our clinical trials that we announce or publish from time to time may change as more participant data become available and are subject to audit and verification procedures, which could result in material changes in the final data.

From time to time, we may announce or publish interim or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. Preliminary or interim results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could be material and could significantly harm our reputation and business prospects and may cause the trading price of our common stock to fluctuate significantly.

If we experience delays or difficulties in the enrollment of patients in our clinical trials for any of our product candidates, our receipt of necessary marketing approvals could be delayed or prevented.

Identifying and qualifying patients to participate in our clinical trials of any of our product candidates in the future is critical to our success. Successful and timely completion of clinical trials will require that we enroll a sufficient number of patients who remain in the trial until its conclusion. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside of the United States. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. We cannot predict how successful we will be at enrolling subjects in future clinical trials. Patient enrollment is affected by a variety of other factors, including:

●	the prevalence and severity of the disease under investigation;
●	the eligibility criteria for the trial in question;
●	the perceived risks and benefits of the product candidate under trial;
●	the requirements of the trial protocols;
●	the availability of existing treatments for the indications for which we are conducting clinical trials;
●	the ability to recruit clinical trial investigators with the appropriate competencies and experience;
●	the efforts to facilitate timely enrollment in clinical trials;
●	the ability to identify specific patient populations based on specific genetic mutations or other factors;
●	the patient referral practices of physicians;
●	the ability to monitor patients adequately during and after treatment;
●	our ability to obtain and maintain patient consents;
●	the proximity and availability of clinical trial sites for prospective patients;
●	the conduct of clinical trials by competitors for product candidates that treat the same indications or address the same patient populations as our product candidates;
●	the cost to, or lack of adequate compensation for, prospective patients; and
●	the impact of any health epidemics, pandemics or other contagious outbreaks.

Our inability to locate and enroll a sufficient number of patients for our clinical trials would result in significant delays, could require us to abandon one or more clinical trials altogether and could delay or prevent our receipt of necessary marketing approvals. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which could cause the value of our business to decline and limit our ability to obtain additional financing.

If serious adverse events, undesirable side effects or unexpected characteristics are identified during the development of any of our product candidates, we may need to abandon or limit our further clinical development of those product candidates.

If any of our product candidate are associated with serious adverse events or undesirable side effects in clinical trials or have characteristics that are unexpected in clinical trials or pre-clinical testing, we may need to abandon development of such product candidate or limit development to more narrow uses or subpopulations in which the serious adverse events, undesirable side effects or unexpected characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In pharmaceutical development, many compounds that initially show promise in early-stage or clinical testing are later found to cause side effects that delay or prevent further development of the compound or decrease the size of the patient population for whom the compound could ultimately be prescribed.

Additionally, if results of our clinical trials reveal undesirable side effects, we, regulatory authorities or the IRBs at the institutions in which our studies are conducted could suspend or terminate our clinical trials, regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications or we could be forced to materially modify the design of our clinical trials. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our clinical trials or result in potential liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff.

If we elect or are forced to suspend or terminate any clinical trial of our product candidates, the commercial prospects of such product candidate will be harmed, and our ability to generate revenues from sales of such product candidate will be delayed or eliminated. Any of these occurrences could materially harm our business.

If any of our product candidates receives marketing approval and we, or others, later discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, our ability to market the drug could be compromised.

Clinical trials will be conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If one or more of our product candidates receives marketing approval, and we, or others, later discover that they are less effective than previously believed, or cause undesirable side effects, a number of potentially significant negative consequences could result, including:

●	withdrawal or limitation by regulatory authorities of approvals of such product;
●	seizure of the product by regulatory authorities;
●	recall of the product;
●	restrictions on the marketing of the product or the manufacturing process for any component thereof;
●	requirement by regulatory authorities of additional warnings on the label;
●	requirement that we implement a risk evaluation and mitigation strategy or create a medication guide outlining the risks of such side effects for distribution to patients;
●	commitment to expensive post-marketing studies as a prerequisite of approval by regulatory authorities of such product;
●	the product may become less competitive;
●	initiation of regulatory investigations and government enforcement actions;
●	initiation of legal action against us to hold us liable for harm caused to patients; and
●	harm to our reputation and resulting harm to physician or patient acceptance of our products.

Any of these events could prevent us from achieving or maintaining market acceptance of a particular product candidate, if approved, and could significantly harm our business, financial condition, and results of operations.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we have historically focused on discovery programs and product candidates that we identify for specific indications. As a result, we have and may in the future forego or delay the pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. For example, in 2024, we determined to cease further development of CT-0525 and CT-0508 to refocus our efforts on other strategic priorities at the time. In the future we may further curtail, pause, delay or cease development of other product candidates at any stage of pre-clinical or clinical development based on a variety of factors, including our judgments regarding costs or timing of further development, probability of success of pre-clinical and clinical development, regulatory requirements, competitive landscapes, commercial potential, relative benefits and costs compared to other product candidates in our portfolio, and our overall strategy.

Our resource allocation decisions in the future may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Spending on discovery and product development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Failure to allocate resources or capitalize on strategies in a successful manner will have an adverse impact on our business.

Prior to the closing of the Merger, we will continue to seek to enter into a series of transactions with certain third parties to monetize certain legacy assets in accordance with the limitations and requirements set forth in the Merger Agreement.

We may evaluate certain of our product candidates in combination with other drugs. If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs, revoke their approval of such drugs, or if safety, efficacy, manufacturing or supply issues arise with the drugs we choose to evaluate in combination with our product candidates, we may be unable to obtain approval of our product candidates.

We may evaluate certain of our product candidates in combination with other drugs. For example, prior to pausing research and development activities, we planned to initiate a Phase 1 clinical trial of CT-1119, in combination with tislelizumab, in adult patients with mesothelin-positive solid tumors.

We have not developed or obtained marketing approval for, nor have we manufactured or sold, any approved drug that we may study in combination with our product candidates. If the FDA or similar regulatory authorities outside of the United States revokes their approval of any drug or drugs in combination with which we determine to develop any of our product candidates, we will not be able to market such product candidates in combination with such revoked drugs.

If safety or efficacy issues arise with any of these drugs, we could experience significant regulatory delays, and the FDA or similar regulatory authorities outside of the United States may require us to redesign or terminate the applicable clinical trials. If the drugs we use are replaced as the standard of care for the indications we choose for our product candidates, the FDA or similar regulatory authorities outside of the United States may require us to conduct additional clinical trials. In addition, if manufacturing or other issues result in a shortage of supply of the drugs with which we determine to combine with any of our product candidates, we may not be able to initiate or complete clinical development of such product candidates on a desired timeline or at all.

Even if any of our product candidates were to receive marketing approval or be commercialized for use in combination with other existing drugs, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the drugs used in combination with our product candidates or that safety, efficacy, manufacturing or supply issues could arise with these existing drugs. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our other product candidates for use in combination with other drugs for cancer or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

We may not be successful in our efforts to identify or discover additional potential product candidates.

A key element of our strategy is to apply our macrophage engineering platform to address a broad array of indications and targets to generate next-generation therapeutics, including programs for indications outside of liver fibrosis and oncology. The discovery efforts that we are conducting may not be successful in identifying product candidates that are useful in treating cancer or other diseases. Our discovery engine may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

●	potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be drugs that will receive marketing approval or achieve market acceptance; or
●	potential product candidates may not be effective in treating their targeted diseases.

Discovery programs to identify new product candidates require substantial technical, financial and human resources. We may choose to focus our efforts and resources on a potential product candidate that ultimately proves to be unsuccessful. If we are unable to identify additional suitable product candidates for pre-clinical and clinical development, it will limit our potential to obtain revenues from sale of products in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price.

Adverse public perception of genetic medicine, and gene therapy in particular, may negatively impact regulatory approval of, or demand for, our potential products.

The clinical and commercial success of our potential products will depend in part on public acceptance of the use of gene therapy for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, unethical, or immoral, and, consequently, our products may not gain the acceptance of the public or the medical community. Adverse public attitudes may adversely impact our ability to enroll clinical trials. Moreover, our success will depend upon physicians prescribing, and their patients being willing to receive, treatments that involve the use of product candidates that we may develop in lieu of, or in addition to, existing treatments with which they are already familiar and for which greater clinical data may be available.

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We currently have no intention of resuming our historical research and development activities, and the following are risks primarily relating to our prior operations and historical activities, unless otherwise noted.

Risks Related to the Commercialization of Our Product Candidates

Even if any of our product candidates receives marketing approval, we may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, and the market opportunity for any of our product candidates, if approved, may be smaller than we estimate.

If any of our product candidates receives marketing approval, we may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current cancer treatments, such as chemotherapy and radiation therapy, are well established in the medical community and doctors may continue to rely on these and similar treatments. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant revenues from product sales and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

●	the efficacy and potential advantages of our product candidates compared to the advantages and relative risks of alternative treatments;
●	the effectiveness of sales and marketing efforts;
●	our ability to offer our products, if approved, for sale at competitive prices;
●	the clinical indications for which the product is approved;
●	the cost of treatment in relation to alternative treatments;

●	the convenience and ease of administration compared to alternative treatments;
●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
●	the strength of marketing and distribution support;
●	the timing of market introduction of competitive products;
●	the availability of third-party coverage and adequate reimbursement, and patients’ willingness to pay out of pocket for required co-payments or in the absence of third-party coverage or adequate reimbursement;
●	product labeling or product insert requirements of the FDA, the European Medical Agency (the “EMA”) or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;
●	the prevalence and severity of any side effects;
●	support from patient advocacy groups; and
●	any restrictions on the use of our products, if approved, together with other medications.

Our assessment of the potential market opportunity for our product candidates is based on industry and market data that we obtained from industry publications, research, surveys and studies conducted by third parties and our analysis of these data, research, surveys and studies. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. Our estimates of the potential market opportunities for our product candidates include a number of key assumptions based on our industry knowledge, industry publications and third-party research, surveys and studies, which may be based on a small sample size and fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. If any of our assumptions or estimates, or these publications, research, surveys or studies prove to be inaccurate, then the actual market for any of our product candidates may be smaller than we expect, and as a result our revenues from product sales may be limited and it may be more difficult for us to achieve or maintain profitability.

If we are unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience as a company in the sale, marketing or distribution of biopharmaceutical products. To achieve commercial success for any product for which we may obtain marketing approval, we will need to establish a sales, marketing and distribution organization, either ourselves or through collaborations or other arrangements with third parties.

We currently expect that we would build our own focused, specialized sales and marketing organization to support the commercialization in the United States of product candidates for which we receive marketing approval and that can be commercialized with such capabilities. There are risks involved with us establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. These efforts may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. In general, the cost of establishing and maintaining a sales and marketing organization may exceed the cost-effectiveness of doing so.

Factors that may inhibit our efforts to commercialize our products on our own include:

●	our inability to recruit, train and retain adequate numbers of effective sales, marketing, market access, distribution, customer service, medical affairs and other support personnel;
●	our inability to equip sales personnel with effective materials;

●	our inability to effectively manage a geographically dispersed sales and marketing team;
●	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;
●	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement and other acceptance by payors;
●	the inability to price our products at a sufficient price point to ensure an adequate and attractive level of profitability;
●	restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population;
●	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and
●	unforeseen costs and expenses associated with creating an independent commercialization organization.

If we are unable to establish our own sales, marketing and distribution capabilities and we enter into arrangements with third parties to perform these services, our revenues from product sales and our profitability, if any, are likely to be lower than if we were to market, sell and distribute any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are acceptable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do, thus rendering our products non-competitive, obsolete or reducing the size of the market for our products.

The biopharmaceutical industry, and in particular the cell therapy field and the liver fibrosis fields, is characterized by intense investment and competition aimed at rapidly advancing new technologies. Our platform and therapeutic product candidates are expected to face substantial competition from multiple technologies, marketed products and numerous other therapies being developed by third parties that use protein degradation, antibody therapy, inhibitory nucleic acid, gene editing or gene therapy development platforms and from companies focused on more traditional therapeutic modalities, such as small molecule inhibitors. The competition is likely to come from multiple sources, including biopharmaceutical companies, academic research institutions, governmental agencies and private research institutions that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. The competition is likely to come from multiple sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, government agencies and public and private research institutions.

We are aware of a number of companies generally pursuing the development of myeloid cell therapies, including, among others Myeloid Therapeutics, Shoreline Biosciences, Inceptor Bio, Thunder Bio, Resolution Therapeutics, CellOrigin, and others. We are also facing competition from companies pursuing autologous T cell therapies, allogeneic T cell therapies, NK and other cell therapies, direct in vivo reprogrammed cell therapies, liver fibrosis therapies and other macrophage-targeted oncology therapeutics.

Additionally, we are aware of a number of companies either marketing or pursuing the development of liver fibrosis/metabolic associated liver disease (“MASH”) therapies, including Madrigal, Akero, 89bio, Boston Bio, Resolution Therapeutics, and major pharmaceutical companies developing incretin therapies such as Eli Lilly, NovoNordisk, and others.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining marketing approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our development programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other marketing approval for their products more rapidly than we may obtain approval for our products, including as a result of our decision to pause research and development activities, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. There are generic products currently on the market for certain of the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our product candidates are approved, we expect that they will be priced at a significant premium over competitive generic products.

Technology in the biopharmaceutical industry has undergone rapid and significant change, and we expect that it will continue to do so. Any products or processes that we develop may become obsolete or uneconomical before we recover any expenses incurred in connection with their development.

Mergers and acquisitions in the biopharmaceutical industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We have pursued and, if we were to resume our historical research and development activities, may in the future pursue the in-license or acquisition of rights to complementary technologies and product candidates on an opportunistic basis. However, we may be unable to in-license or acquire any additional technologies or product candidates from third parties. The acquisition and licensing of technologies and product candidates is a competitive area, and a number of more established companies also have similar strategies to in-license or acquire technologies and product candidates that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to in-license or acquire the relevant technology or product candidate on terms that would allow us to make an appropriate return on our investment.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations, third-party coverage or reimbursement practices or healthcare reform initiatives, which could harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost effectiveness of our product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we may obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. The availability of coverage and adequacy of reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford medical services and pharmaceutical products, including our product candidates. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, government authorities and third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers its costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases on short notice, and we believe that changes in these rules and regulations are likely.

There can be no assurance that our product candidates, even if they are approved for sale in the United States, in the European Union or in other countries, will be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors, or that coverage and an adequate level of reimbursement will be available or that third-party payors’ reimbursement policies will not adversely affect our ability to sell our product candidates profitably.

Clinical trial and product liability lawsuits against us could divert our resources and could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of clinical trial and product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. While we currently have no products that have been approved for commercial sale, the use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated adverse effects. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for any product candidates or products that we may develop;
●	termination of clinical trials;
●	withdrawal of marketing approval, recall, restriction on the approval or a “black box” warning or contraindication for an approved drug;
●	withdrawal of clinical trial participants;
●	significant costs to defend any related litigation;
●	substantial monetary awards to trial participants or patients;
●	loss of revenue;
●	injury to our reputation and significant negative media attention;
●	reduced resources of our management to pursue our business strategy;

●	distraction of management’s attention from our primary business; and
●	the inability to commercialize any products that we may develop.

We currently hold $10.0 million in product liability insurance coverage in the aggregate, with a per incident limit of $10.0 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage if we initiate and expand our clinical trials or commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful clinical trial or product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

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We currently have no intention of resuming our historical research and development activities. The following are risks primarily relating to our prior operations and historical activities, except for the risks relating to our ongoing collaboration with Moderna or as other otherwise noted below.

Risks Related to Our Dependence on Third Parties

We have relied, and if we resume our historical research and development activities expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, which may prevent or delay our ability to seek or obtain marketing approval for or commercialize our product candidates or otherwise harm our business. If we are not able to maintain these third-party relationships or if these arrangements are terminated, we may have to alter our development and commercialization plans and our business could be adversely affected.

We historically relied on, and if we resume our historical research and development activities expect to continue to rely on third-party clinical research organizations, in addition to other third parties such as research collaboratives, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials. We currently have no plans to independently conduct any clinical trials of our product candidates. These Contract Research Organizations (“CROs”) and other third parties play a significant role in the conduct and timing of these trials and subsequent collection and analysis of data. These third-party arrangements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, our product development activities might be delayed.

Our reliance on these third parties for discovery and product development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Regulatory authorities in Europe and other jurisdictions have similar requirements. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or trial sites fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We are also required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully develop and commercialize our product candidates. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned, and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application we submit to the FDA. Any such delay or rejection could prevent us from commercializing our product candidates.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties or do so on commercially reasonable terms. Switching or adding more CROs, investigators and other third parties involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays can occur, which could materially impact our ability to meet our desired clinical development timelines. Although we plan to carefully manage our relationships with our CROs, investigators and other third parties, we may nonetheless encounter challenges or delays in the future, which could have a material and adverse impact on our business, financial condition and prospects.

We have relied on, and if we resume our historical research and development activities expect to continue to rely on third-party CMOs for the manufacture of both drug substance and finished drug product of our product candidates for pre-clinical and clinical testing and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We have relied on, and if we resume our historical research and development activities, expect to continue to rely, on third-party CMOs for both drug substance and finished drug product, as well as for commercial manufacture if any of our product candidates receive marketing approval. We have relied on these third parties for the manufacture of plasmid and viral vectors, patient leukapheresis material logistics, as well as packaging, labeling, sterilization, storage, distribution and other production logistics. We continue to rely on these third parties for storage, distribution and other logistics of manufactured plasmid and viral vectors. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

●	reliance on the third party for regulatory compliance and quality assurance;
●	the possible breach of the manufacturing agreement by the third party;
●	the potential failure to manufacture our product candidate or product according to our specifications;
●	the potential failure to manufacture our product candidate or product according to our schedule or at all;
●	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and
●	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

We or our third-party manufacturers may encounter shortages in the raw materials or active pharmaceutical ingredients necessary to produce our product candidates in the quantities needed for our clinical trials or, if our product candidates are approved, in sufficient quantities for commercialization or to meet an increase in demand, as a result of capacity constraints or delays or disruptions in the market for the raw materials or active pharmaceutical ingredients, including shortages caused by the purchase of such raw materials or active pharmaceutical ingredients by our competitors or others. Our or our third-party manufacturers’ failure to obtain the raw materials or active pharmaceutical ingredients necessary to manufacture sufficient quantities of our product candidates may have a material adverse effect on our business.

Our third-party manufacturers are subject to inspection and approval by regulatory authorities before we can commence the manufacture and sale of any of our product candidates, and thereafter subject to ongoing inspection from time to time. Third-party manufacturers may not be able to comply with current good manufacturing practices (“cGMP”) regulations or similar regulatory requirements outside of the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. As a result, we may not obtain access to these facilities on a priority basis or at all. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If any of our contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement or be unable to reach agreement with an alternative manufacturer.

Our future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We have relied, and may in the future, rely on single-source suppliers for certain materials and components used in the manufacturing of our product candidates.

We have relied, and may in the future, rely on single-source suppliers for certain materials and components used in the manufacturing of our product candidates. There are, for certain of these materials and components, few, if any, alternative sources of supply and there is limited need for multiple suppliers at this stage of our business. We cannot ensure that these suppliers will remain in business, have sufficient capacity or supply to meet our needs, be able to supply materials to us at costs that are acceptable to us, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single-source suppliers of certain materials and components exposes us to several risks, including disruptions in supply, price increases or late deliveries. This supplier may be unable or unwilling to meet our future demands for our clinical trials. Establishing additional or replacement suppliers for these materials and components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from these single-source suppliers could lead to supply delays or interruptions which would materially adversely affect our business, financial condition and results of operations.

We expect to depend on collaborations with third parties for the research, development and commercialization of certain of our product candidates, including our collaboration agreement with Moderna. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates and our business could be adversely affected.

We may depend on collaborations with third parties for the research, development and commercialization of certain of our product candidates. For example, we entered into a strategic collaboration with Moderna in January 2022 focused on the development of in vivo CAR-M therapeutics. In collaboration with Moderna, we have established a Messenger RNA/lipid nanoparticle (“mRNA/LNP”) in vivo CAR-M platform for research targets, which enables an off-the-shelf approach wherein the patient’s own myeloid cells are engineered directly within their body via the administration of a LNP encapsulating macrophage reprogramming mRNA CAR constructs, removing the requirement for ex vivo cell manufacturing entirely. In June 2024, we announced the nomination of the first development candidate under the collaboration with Moderna. The development candidate targets Glypican-3 (“GPC3”). In February 2025, Moderna nominated 10 additional oncology research targets, four of which replaced two oncology research targets and two autoimmune research targets, which Moderna concurrently ceased developing. As of February 2025, Moderna has nominated all 12 oncology research targets under the collaboration for which we have the potential to receive future milestones and royalties. We will not conduct any additional research activities under the Moderna collaboration agreement and we will not be receiving any further payments from Moderna for research and development services under the collaboration agreement.

Under the terms of the Moderna collaboration agreement, assuming Moderna develops and commercializes 12 products, each directed to a different development target, we are eligible to receive up to between $247.0 million and $253.0 million per product in development target designation, development, regulatory and commercial milestone payments. We are also eligible to receive tiered mid-to-high single digit royalties of net sales of any products that are commercialized under the agreement, which may be, subject to reductions. We cannot be certain that Moderna will take the steps to achieve any of these development, regulatory and commercial milestones, all of which are outside of our control. Therefore, we may not be entitled to receive from Moderna any remaining milestone payments or any royalty payments.

Prior to the completion of the Merger, we will continue to seek to enter into a series of transactions with certain third parties to monetize certain legacy assets, in accordance with the limitations and requirements set forth in the Merger Agreement.

Collaborators for collaboration arrangements may include large and mid-size pharmaceutical companies and biotechnology companies, among others. We cannot provide any commitment that we will enter into any collaboration. Any such arrangements with third parties will likely limit our control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates we may seek to develop with them. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any collaboration that we enter into and we cannot be certain that they provide any value for our company or our stockholders.

Collaborations involving our discovery programs or any product candidates we may develop, including our collaboration with Moderna, pose the following risks to us:

●	collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to these collaborations; for example, our collaboration with Moderna is managed by a JSC, which is comprised of representatives from the Company and Moderna, with Moderna having final decision-making authority, subject to specified limitations;
●	collaborators may not perform their obligations as expected;
●	collaborators may not pursue development of our product candidates or may elect not to continue or renew development programs based on results of clinical trials or other studies, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition or business combination, that divert resources or create competing priorities;
●	collaborators may not pursue development and commercialization of any product candidates that achieve marketing approval or may elect not to continue or renew commercialization programs based on results of clinical trials or other studies, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition or business combination, that may divert resources or create competing priorities;
●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
●	we may not have access to, or may be restricted from disclosing, certain information regarding product candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform our stockholders about the status of such product candidates on a discretionary basis; for example, data, results and know-how generated in the performance of the Moderna collaboration is deemed the confidential information of Moderna, which we may not disclose except under limited circumstances;
●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates and products if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
●	product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;
●	a collaborator may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;
●	a collaborator may seek to renegotiate or terminate their relationship with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;
●	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve marketing approval may not commit sufficient resources to the marketing and distribution of such product or products;
●	disagreements with collaborators, including disagreements over intellectual property or proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

●	we may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control;
●	collaborators may not properly obtain, maintain, enforce, defend or protect our intellectual property or proprietary rights or may use our proprietary information in such a way as to potentially lead to disputes or legal proceedings that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation; for example, Moderna has the first right to prosecute, enforce or defend certain patent rights under its agreement with us, and although we may have the right to assume the prosecution, enforcement or defense of such patent rights if Moderna does not, our ability to do so may be compromised by Moderna’s actions;
●	disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;
●	collaborators may infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of third parties, which may expose us to litigation and potential liability;
●	collaborations may be terminated, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates; for example, Moderna has the right to terminate its agreement with us for convenience in its entirety or with respect to a specific product or target on 90 days’ prior notice, in connection with a material breach of the agreement by us that remains uncured for a specified period of time or in the event of specified insolvency events involving us; and
●	collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If a present or future collaborator of ours was to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program under such collaboration could be delayed, diminished or terminated.

If any collaborations that we enter into do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, or receive it in the timeframe in which we expect to receive it, the development of our product candidates could be delayed, and we may need additional resources to develop our product candidates. All of the risks relating to product development, marketing approval and commercialization described herein also apply to the activities of our collaborators.

We may in the future decide to collaborate with biopharmaceutical companies for the development and potential commercialization of any product candidates we may develop. These relationships, or those like them, may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business. In addition, we could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex. Our ability to reach a definitive collaboration agreement will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of several factors. If we license rights to any product candidates we or our collaborators may develop, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture.

If we are not able to establish or maintain additional collaborations, on commercially reasonable terms, we may have to alter our development and commercialization plans, and our business could be adversely affected.

We face significant competition in attracting appropriate collaborators, and a number of more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that we consider attractive. These established companies may have a competitive advantage over us due to their size, financial resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or other regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, the terms of any existing collaboration agreements, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate, document and execute. In addition, there have been a significant number of recent business combinations among large biopharmaceutical companies that have resulted in a reduced number of potential future collaborators. Any collaboration we may enter into may limit our ability to enter into future agreements on particular terms or covering similar target indications with other potential collaborators.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms or at all, we may have to curtail the development of a product candidate, reduce or delay our development program or one or more of our other development programs, delay our potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market and generate revenue from product sales, which could have an adverse effect on our business, prospects, financial condition and results of operations.

We have a number of academic collaborations to supplement our internal discovery and product development programs. If any such collaborator decides to discontinue or devote less resources to such research, our discovery programs could be diminished.

Our discovery engine is supplemented by academic collaborations to expand our platform, which we rely upon to advance our development and commercialization plans for our product candidates. For example, in August 2020, we entered into a scientific research and licensing agreement with Nathaniel R. Landau, Ph.D. and NYU Langone Health through which we obtained exclusive rights to develop their Vpx lentiviral vector globally for all indications. In addition, we, from time to time, may enter into academic research collaborations to explore the development of new technologies and indications.

While these academic institutions have contractual obligations to us, they are independent entities and are not under our control or the control of our officers or directors. Our research and licensing agreements with academic collaborators generally provide academic collaborators with license maintenance fees, development and regulatory milestone payments, royalties on net sales of products and a portion of sublicense income that we receive. Upon the scheduled expiration of any academic collaboration, we may not be able to renew the related agreement, or any renewal could be on terms less favorable to us than those contained in the existing agreement. Furthermore, either we or the academic institution generally may terminate the sponsored research agreement for convenience following a specified notice period. If any of these academic institutions decides to not renew or to terminate the related agreement or decides to devote fewer resources to such activities, our discovery efforts would be diminished, while our royalty obligations, if any, would continue unmodified.

Any acquisitions or in-license transactions that we complete could disrupt our business, cause dilution to our stockholders or reduce our financial resources.

We have licensed four patent families from the University of Pennsylvania (“Penn”) and one patent family from NYU and may enter into transactions to in-license or acquire other businesses, intellectual property, technologies, product candidates or products. If we determine to pursue a particular transaction, we may not be able to complete the transaction on favorable terms, or at all. Any in-licenses or acquisitions we complete may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We may decide to incur debt in connection with an in-license or acquisition or issue our common stock or other equity securities to the stockholders of the target company, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities that are not covered by the indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and nondisruptive manner. In-license and acquisition transactions may also divert management attention from day-to-day responsibilities, increase our expenses and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of additional future in-licenses or acquisitions or the effect that any such transactions might have on our operating results.

See “Risks Related to the Merger” on page 29 and “Risks Related to Our Evaluation of the Merger and Strategic Alternatives” on page 33 for risks related to the Merger and our pursuit of strategic alternatives.

The FDA, EMA, or other comparable foreign regulatory authorities could require the clearance or approval of a companion diagnostic device as a condition of approval for any product candidate that requires or would commercially benefit from such tests. Failure to successfully validate, develop and obtain regulatory clearance or approval for companion diagnostics on a timely basis or at all could harm our product development strategy and we may not realize the commercial potential of any such product candidate.

If safe and effective use of any of our other product candidates depends on an in vitro diagnostic, then the FDA generally will require approval or clearance of that diagnostic, known as a companion diagnostic, at the same time that the FDA approves our product candidates. The process of obtaining or creating such diagnostic is time consuming and costly. Companion diagnostics, which provide information that is essential for the safe and effective use of a corresponding therapeutic product, are subject to regulation by the FDA, EMA and other comparable foreign regulatory authorities as medical devices and require separate regulatory approval from therapeutic approval prior to commercialization. The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to a product candidate to obtain pre-market approval (“PMA”) simultaneously with approval of the therapeutic candidate. The PMA process, including the gathering of pre-clinical and clinical data and the submission and review by the FDA, can take several years or longer. It involves a rigorous pre-market review during which the sponsor must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing, and labeling. After a device is placed on the market, it remains subject to significant regulatory requirements, including requirements governing development, testing, manufacturing, distribution, marketing, promotion, labeling, import, export, record-keeping, and adverse event reporting.

Given our limited experience in developing and commercializing diagnostics, we do not plan to develop companion diagnostics internally and thus will be dependent on the sustained cooperation and effort of third-party collaborators in developing and obtaining approval for these companion diagnostics. We may not be able to enter into arrangements with a provider to develop a companion diagnostic for use in connection with a registrational trial for our product candidates or for commercialization of our product candidates, or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our product candidates. We and our future collaborators may encounter difficulties in developing and obtaining approval for the companion diagnostics, including issues relating to selectivity/specificity, analytical validation, reproducibility, or clinical validation. Any delay or failure by our collaborators to develop or obtain regulatory approval of the companion diagnostics could delay or prevent approval of our product candidates. In addition, we, our collaborators or third parties may encounter production difficulties that could constrain the supply of the companion diagnostics, and both they and we may have difficulties gaining acceptance of the use of the companion diagnostics by physicians.

Any companion diagnostic collaborator or third party with whom we contract may decide not to commercialize or to discontinue selling or manufacturing the companion diagnostic that we anticipate using in connection with development and commercialization of our product candidates, or our relationship with such collaborator or third party may otherwise terminate. We may not be able to enter into arrangements with another provider to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our product candidates.

***

We currently have no intention of resuming our historical research and development activities, and the following are risks primarily relating to our prior operations and historical activities, unless otherwise noted.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain and enforce patent protection for our technology and product candidates or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected and we may not be able to compete effectively in our market.

Our success depends in part on our ability to obtain, maintain and enforce protection of the intellectual property we may own solely and jointly with others or may license from others, particularly patents, in the United States and other countries with respect to any proprietary technology and product candidates. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our technologies and product candidates that are important to our business and by in-licensing intellectual property related to such technologies and product candidates. If we are unable to obtain, maintain or enforce patent protection with respect to any proprietary technology or product candidate, our business, financial condition, results of operations and prospects could be materially harmed. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Moreover, the patent applications we own, co-own or license may fail to result in issued patents in the United States or in other foreign countries.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, defend or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain, enforce and defend the patents, covering technology that we license from third parties. Therefore, these in-licensed patents and applications may not be prepared, filed, prosecuted, maintained, defended and enforced in a manner consistent with the best interests of our business.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the scope of patent protection outside of the United States is uncertain and laws of foreign countries may not protect our rights to the same extent as the laws of the United States or vice versa. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. With respect to both owned and in-licensed patent rights, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Further, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not published at all. Therefore, neither we nor our licensors can know with certainty whether either we or our licensors were the first to make the inventions claimed in the patents and patent applications we own or in-license now or in the future, or that either we or our licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Moreover, our owned or in-licensed pending and future patent applications may not result in patents being issued which protect our technology and product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents and our ability to obtain, protect, maintain, defend and enforce our patent rights, narrow the scope of our patent protection and, more generally, could affect the value or narrow the scope of our patent rights.

Moreover, we or our licensors may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (“USPTO”) or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. If the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Our owned or licensed patent estate includes patent applications, many of which are at an early-stage of prosecution. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if our owned or in-licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. The issuance of a patent is not conclusive as to our inventorship, scope, validity or enforceability, and our owned and in-licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Such proceedings also may result in substantial costs and require significant time from our management and employees, even if the eventual outcome is favorable to us. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, our competitors may be able to circumvent our owned or in-licensed patents by developing similar or alternative technologies or products in a non-infringing manner. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing technology and products similar or identical to any of our technology and product candidates.

Patent terms may be inadequate to protect our competitive position with respect to our current or future product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but there is no assurance that any such extensions will be obtained, and the life of a patent, and the protection it affords, is limited. Even if patents covering our current or future product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

In the United States, patent term can also be adjusted due to delays that occur during examination of patent applications, which may extend the term of a patent beyond 20 years. There is a risk that we may take action that reduces any accrued patent term adjustment.

It is necessary to pay certain maintenance fees, also referred to as annuities or renewal fees in some countries, throughout the lifetime of a patent at regular intervals. Failure to pay these fees can cause a granted patent to prematurely expire, without an opportunity for revival. There is a risk that we may be unable to maintain patent protection for certain patents in all markets due to finite availability of resources.

If we are unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with our obligations under such agreements, our business could be harmed.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected product candidate(s), which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales or an obligation on our part to pay royalties and/or other forms of compensation. Even if we are able to obtain a license, we may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

If we are unable to obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology and product candidates, which could harm our business, financial condition, results of operations and prospects significantly.

Additionally, if we fail to comply with our obligations under any license agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement.

Termination of these agreements or reduction or elimination of our rights under these agreements, or restrictions on our ability to freely assign or sublicense our rights under such agreements when it is in the interest of our business to do so, may result in us having to negotiate new or restated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or technology or impede, or delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements.

If we do not obtain patent term extension for any product candidates we may develop, our business may be materially harmed.

In the United States, the term of a patent that covers an FDA-approved drug may, in certain cases, be eligible for a patent term extension under the Hatch-Waxman Act, as compensation for the loss of a patent term during the FDA regulatory review process for a drug product subject to the provisions of the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years, but patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and certain other non-United States jurisdictions to extend the term of a patent that covers an approved drug. While, in the future, if and when our product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those product candidates. There is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions could be for a shorter period than we anticipate. We may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request. If we are unable to obtain any patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following the expiration of our patent rights, and our business, financial condition, results of operations and prospects could be materially harmed.

Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the maintenance, enforcement or defense of our owned or in-licensed issued patents.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we own or have licensed or that we may obtain in the future.

The federal government retains certain rights in inventions created using its financial assistance under the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights”. March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. We collaborate with a number of universities with respect to certain of our research and development. We cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. If, in the future, we co-own or in-license technology which is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.

Although we or our licensors are not currently involved in any intellectual property litigation, we may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate our or our licensor’s issued patents, the patents of our licensors or other intellectual property. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s product. To counter infringement or misappropriation, we or our licensors may need to file infringement, misappropriation or other intellectual property related claims, which can be expensive and time-consuming and can distract our management and scientific personnel. There can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Any claims we assert against perceived infringers could provoke such parties to assert counterclaims against us, alleging that we infringe, misappropriate or otherwise violate their intellectual property.

In addition, in a patent infringement proceeding, such parties could counterclaim that the patents we or our licensors have asserted are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including novelty, non-obviousness, enablement, or written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may institute such claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Similarly, if we or our licensors assert trademark infringement claims, a court may determine that the marks we or our licensors have asserted are invalid or unenforceable, or that the party against whom we or our licensors have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks, which could materially harm our business and negatively affect our position in the marketplace.

An adverse result in any such proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly, could put any of our owned or in-licensed patent applications at risk of not yielding an issued patent, and could limit our or our licensor’s ability to assert those patents against those parties, or other competitors, and curtail or preclude our ability to exclude third parties from developing and commercializing similar or competitive products. A court may also refuse to stop the third party from using the technology at issue in a proceeding on the grounds that our owned or in-licensed patents do not cover such technology. Even if we establish infringement, a court may not order the third party to stop using the technology at issue and instead award only monetary damages to us, which may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information or trade secrets could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Any of the foregoing could allow such third parties to develop and commercialize competing technologies and products and have a material adverse impact on our business, financial condition, results of operations and prospects.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to us from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management, technical personnel and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Any such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources in one or more aspects, or for other reasons. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights, that are important or necessary to the development of our products. It may be necessary for us to use the patented or proprietary technology of a third party to commercialize our own technology or products, in which case we would be required to obtain a license from such third party. A license to such intellectual property may not be available or may not be available on commercially reasonable terms, which could have a material adverse effect on our business and financial condition.

The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than us, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. We may not be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. There is considerable patent and other intellectual property litigation in the biopharmaceutical industry. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our technology and product candidates, including interference proceedings, post grant review, inter partes review, and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions, such as opposition proceedings before the European Patent Office. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biopharmaceutical industry expands and more patents are issued, the risk increases that our technologies or product candidates that we may identify may be subject to claims of infringement of the patent rights of third parties.

The legal threshold for initiating litigation or contested proceedings is low, so even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. The risks of being involved in such litigation and proceedings may increase if and as our product candidates near commercialization and as we gain the greater visibility associated with being a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of merit. Even if we diligently search third-party patents for potential infringement by our products or product candidates, we may not successfully find patents our products or product candidates may infringe. We may not be aware of all such intellectual property rights potentially relating to our technology and product candidates and their uses, or we may incorrectly conclude that third-party intellectual property is invalid or that our activities and product candidates do not infringe such intellectual property. Thus, we do not know with certainty that our technology and product candidates, or our development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third party’s intellectual property.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations or methods, such as methods of manufacture or methods for treatment, related to the discovery, use or manufacture of the product candidates that we may identify or related to our technologies. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that the product candidates that we may identify may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, as noted above, there may be existing patents that we are not aware of or that we have incorrectly concluded are invalid or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover, for example, the manufacturing process of the product candidates that we may identify, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize the product candidates that we may identify. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may choose to take a license or, if we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we could also be required to obtain a license from such third party to continue developing, manufacturing and marketing our technology and product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we are able to obtain a license, we could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us and could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right, we could be forced to indemnify our customers or collaborators. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. In addition, we may be forced to redesign our product candidates, seek new regulatory approvals and indemnify third parties pursuant to contractual agreements. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

While we seek to protect the trademarks and trade names we use in the United States and in other countries, we may be unsuccessful in obtaining registrations or otherwise protecting these trademarks and trade names, which we need to build name recognition in our markets of interest and among potential partners or customers. We rely on both registration and common law protection for our trademarks. Our registered or unregistered trademarks or trade names may be challenged, infringed, diluted or declared generic, or determined to be infringing on other marks. At times, competitors may adopt trademarks and trade names similar to ours, or our collaborators may fail to use our trade names or trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks. If we are unable to protect our rights to trademarks and trade names, we may be prevented from using such marks and names unless we enter into appropriate royalty, license or coexistence agreements, which may not be available or may not be available on commercially reasonable terms.

During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Effective trademark protection may not be available or may not be sought in every country in which our products are made available. Any name we propose to use for our products in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed product names, we may be required to expend significant additional resources in an effort to identify a usable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected.

We may license our trademarks and trade names to third parties, such as distributors and collaborators. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of or failure to use our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, know-how, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property litigation or other legal proceedings relating to intellectual property could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and may also have an advantage in such proceedings due to their more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could compromise our ability to compete in the marketplace.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance, renewal and annuity fees and various other government fees on any issued patent and pending patent application must be paid to the USPTO and foreign patent agencies in several stages or annually over the lifetime of our patents and patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, we rely on our licensing partners to pay these fees to, or comply with the procedural and documentary rules of, the relevant patent agency. With respect to our patents, we rely on an annuity service, outside firms and outside counsel to remind us of the due dates and to make payment after we instruct them to do so. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, potential competitors might be able to enter the market with similar or identical products or technology. If we or our licensors fail to maintain the patents and patent applications covering our product candidates, it would have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to comply with our obligations in our current and future intellectual property licenses and funding arrangements with third parties, or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

We are party to a number of license and research agreements. Some of these agreements provide us with the intellectual property rights required for the development of our product candidates, including the Penn License Agreement. These licenses and research agreements and similar agreements in the future may impose diligence, development and commercialization timelines, and milestone payment, royalty, insurance and other obligations on us. If we fail to comply with such obligations, the parties to these agreements may decide to terminate the agreements or require us to grant them certain rights, in which we may not be able to develop, manufacture, or market any products without the rights granted to us by these agreements and may face other penalties. Any such occurrences could adversely affect the value of any product candidate being developed.

For a variety of purposes, we will likely enter into additional licensing and funding arrangements with third parties that may impose similar obligations on us. Termination of these agreements or reduction or elimination of our rights under these agreements may result in us having to negotiate new or restated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, which would have a material adverse effect on our business, financial condition, results of operations and prospects. While we still face all of the risks described herein with respect to such agreements, we cannot prevent third parties from also accessing those technologies. In addition, our licenses may place restrictions on our future business opportunities.

In addition to the above risks, intellectual property rights that our licenses in the future may include sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to develop and commercialize our product candidates may be materially harmed.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

●	the scope of rights granted under the license agreement and other interpretation related issues;

●	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
●	the sublicensing of patent and other rights under our collaborative development relationships;
●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
●	the payment obligations with respect to licensed technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected technology and product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Further, licensors could retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on our licensors to control the prosecution, maintenance and enforcement of all of our licensed and sublicensed intellectual property, and even when we do have such rights, we may require the cooperation of our licensors and upstream licensors, which may not be forthcoming. Licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. Our business could be adversely affected if we or our licensors are unable to prosecute, maintain and enforce our licensed and sublicensed intellectual property effectively.

Our current or future licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents and patent applications of our in-licenses. If other third parties have ownership rights to patents or patent applications of our in-licenses, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize product candidates and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products and technologies identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, and even where such protection is nominally available, judicial and governmental enforcement of such intellectual property rights may be lacking. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection or licenses, but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. In addition, certain jurisdictions do not protect to the same extent or at all inventions that constitute new methods of treatment.

Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Although it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims by third parties asserting that our employees, consultants or contractors have wrongfully used or disclosed confidential information of third parties, including of their current or former employers or claims asserting we have misappropriated their intellectual property, or is claiming ownership of what we regard as our own intellectual property.

Many of our employees, consultants and contractors have been previously employed at universities or other biopharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could have a material adverse effect on our competitive business position and prospects. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products, which license may not be available on commercially reasonable terms, or at all, or such license may be non-exclusive. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and employees.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, to maintain our competitive position.

We seek to protect our trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We may have also entered into confidentiality and invention or patent assignment agreements with our employees and consultants, but we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology. To the extent we become involved in litigation that may require discovery of our trade secrets, know-how and other proprietary technology, we will seek to secure protective orders from the court that bind the parties with access to the discovered information. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside of the United States are less willing or unwilling to protect trade secrets. In addition, we cannot be certain that proprietary technical information and related confidential documents that we have shared with our collaborators and/or submitted to governmental agencies, including regulatory agencies for evaluation and supervision of pharmaceutical products, will be kept confidential. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

Intellectual property rights do not necessarily address all potential threats to us.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to make product candidates that are similar to ours but that are not covered by the claims of the patents that we own or license;
●	we, or our license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent applications that we license or may own in the future;
●	we, or our license partners or current or future collaborators, might not have been the first to file patent applications covering our inventions;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;
●	it is possible that our owned or in-licensed pending patent applications or those we may own or in-license in the future will not lead to issued patents;
●	claims of issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
●	our competitors might conduct research, development, testing or commercialization activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
●	we cannot ensure that any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our product candidates;
●	we cannot ensure that any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates or will provide us with any competitive advantages;
●	the U.S. Supreme Court, other federal courts, Congress, the USPTO or similar foreign authorities may change the standards of patentability and any such changes could narrow or invalidate, or change the scope of, our or our licensors’ patents;

●	patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time;
●	we cannot ensure that our commercial activities or product candidates will not infringe upon the patents of others;
●	we cannot ensure that we will be able to successfully commercialize our product candidates on a substantial scale, if approved, before the relevant patents that we own or license expire;
●	we may not develop additional proprietary technologies that are patentable;
●	the patents of others may harm our business; and
●	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

If approved, our product candidates that are licensed and regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) was enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “ACA”) to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic.

Under the BPCIA, a reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product In addition, the licensure of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still develop and receive approval of a competing biologic, so long as its biologics license application (“BLA”) does not reply on the reference product, sponsor’s data or submit the application as a biosimilar application.

We believe that any of the product candidates we develop as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products will depend on a number of marketplace and regulatory factors that are still developing. Nonetheless, the approval of a biosimilar to our product candidates would have a material adverse impact on our business due to increased competition and pricing pressure.

In addition, foreign regulatory authorities may change their approval policies and new regulations may be enacted. For instance, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products (potentially reducing the duration of regulatory data protection, revising the eligibility for expedited pathways, etc.) was published on April 26, 2023. On April 10, 2024, the European Parliament adopted a position on the proposal requesting several amendments to the package. The proposed revisions remain to be agreed and adopted by the European Parliament and European Council and the proposals may therefore be substantially revised before adoption, which is not anticipated before early 2026. The revisions may, however, have a significant impact on the pharmaceutical industry and our business in the long term.

***

We currently have no intention of resuming our historical research and development activities, and the following are risks primarily relating to our prior operations and historical activities, unless otherwise noted.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

The regulatory approval process of the FDA is lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain marketing approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained marketing approval for any product candidate, and it is possible that none of our existing product candidates, or any product candidates we may seek to develop in the future will ever obtain marketing approval.

Our product candidates could fail to receive marketing approval for many reasons, including the following:

●	the FDA may disagree with the design or implementation of our clinical trials;
●	we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for our proposed indication;
●	results of clinical trials may not meet the level of statistical significance required by the FDA for approval;
●	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
●	the FDA may disagree with our interpretation of data from pre-clinical studies or clinical trials;
●	data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA to the FDA or other submission or to obtain marketing approval in the United States;
●	the FDA may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and
●	the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in us failing to obtain marketing approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects. The FDA has substantial discretion in the approval process and determining when or whether marketing approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA. Risks similar to those outlined above exist with regard to regulatory authorities outside the United States.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Even if we complete the necessary pre-clinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of our product candidates. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize, or will be delayed in commercializing, our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, export and import are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States and by the EMA and other regulatory authorities outside of the United States. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not submitted an application for or received marketing approval for any of our product candidates in the United States or in any other jurisdiction.

We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party clinical research organizations or other third-party consultants or vendors to assist us in this process. Securing marketing approval requires the submission of extensive pre-clinical and clinical data and supporting information, including manufacturing information, to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining marketing approval or prevent or limit commercial use. New cancer drugs frequently are indicated only for patient populations that have not responded to an existing therapy or have relapsed.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional pre-clinical, clinical or other studies. In addition, varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Further, under the Pediatric Research Equity Act of 2003 (“PREA”), a BLA or supplement to a BLA for certain biological products must contain data to assess the safety and effectiveness of the biological product in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective, unless the sponsor receives a deferral or waiver from the FDA. A deferral may be granted for several reasons, including a finding that the product or therapeutic candidate is ready for approval for use in adults before pediatric trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric trials begin. The applicable legislation in the European Union also requires sponsors to either conduct clinical trials in a pediatric population in accordance with a Pediatric Investigation Plan approved by the Pediatric Committee of the EMA or to obtain a waiver or deferral from the conduct of these studies by this Committee. For any of our product candidates for which we are seeking regulatory approval in the United States or the European Union, we cannot guarantee that we will be able to obtain a waiver or alternatively complete any required studies and other requirements in a timely manner, or at all, which could result in associated reputational harm and subject us to enforcement action, invalidation of the marketing application, and/or financial penalties. Our collaborators are also subject to similar requirements outside of the United States and the European Union and thus the attendant risks and uncertainties.

In addition, we could be adversely affected by several significant administrative law cases decided by the U.S. Supreme Court in 2024. In Loper Bright Enterprises v. Raimondo, for example, the court overruled Chevron U.S.A., Inc. v. Natural Resources Defense Council, Inc., which for 40 years required federal courts to defer to permissible agency interpretations of statutes that are silent or ambiguous on a particular topic. The U.S. Supreme Court stripped federal agencies of this presumptive deference and held that courts must exercise their independent judgment when deciding whether an agency such as the FDA acted within its statutory authority under the Administrative Procedure Act (the “APA”). Additionally, in Corner Post, Inc. v. Board of Governors of the Federal Reserve System, the court held that actions to challenge a federal regulation under the APA can be initiated within six years of the date of injury to the plaintiff, rather than the date the rule is finalized. The decision appears to give prospective plaintiffs a personal statute of limitations to challenge longstanding agency regulations. Another decision, Securities and Exchange Commission v. Jarkesy, overturned regulatory agencies’ ability to impose civil penalties in administrative proceedings. These decisions could introduce additional uncertainty into the regulatory process and may result in additional legal challenges to actions taken by federal regulatory agencies, including the FDA and Centers for Medicare & Medicaid Services (the “CMS”), that we rely on. In addition to potential changes to regulations as a result of legal challenges, these decisions may result in increased regulatory uncertainty and delays and other impacts, any of which could adversely impact our business and operations.

Finally, our ability to develop and market new drug products may be impacted if litigation challenging the FDA’s approval of another company’s drug continues. In April 2023, the U.S. District Court for the Northern District of Texas invalidated the approval by the FDA of mifepristone, a drug product which was originally approved in 2000 and whose distribution is governed by various measures adopted under a Risk Evaluation and Mitigation Strategy (“REMS”). The Court of Appeals for the Fifth Circuit declined to order the removal of mifepristone from the market but did hold that plaintiffs were likely to prevail in their claim that changes allowing for expanded access of mifepristone, which the FDA authorized in 2016 and 2021, were arbitrary and capricious. In June 2024, the Supreme Court reversed and remanded that decision after unanimously finding that the plaintiffs did not have standing to bring this legal action against the FDA. In October 2024, the Attorneys General of three states filed an amended complaint in the district court in Texas challenging FDA’s actions. In January 2025, the district court agreed to allow these states to file an amended complaint and continue to pursue this challenge. Depending on the outcome of this litigation, if it continues, our ability to develop new drug product candidates and to maintain approval of existing drug products is at risk and could be delayed, undermined or subject to protracted litigation.

Failure to obtain marketing approval in foreign jurisdictions would prevent our product candidates from being marketed in such jurisdictions, which, in turn, would materially impair our ability to generate revenue.

In order to market and sell our products in the European Union and many other foreign jurisdictions, we and our collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The marketing approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. The failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any jurisdiction, which would materially impair our ability to generate revenue.

Additionally, we could face heightened risks with respect to obtaining marketing authorization in the United Kingdom as a result of the withdrawal of the United Kingdom from the European Union, commonly referred to as Brexit. The United Kingdom is no longer part of the European Single Market and EU Customs Union. As of January 1, 2025, the Medicines and Healthcare products Regulatory Agency (“MHRA”) is responsible for approving all medicinal products destined for the United Kingdom market (i.e., Great Britian and Northern Ireland). At the same time, a new international recognition procedure (“IRP”) will apply, which intends to facilitate approval of pharmaceutical products in the UK. The IRP is open to applicants that have already received an authorization for the same product from one of the MHRA’s specified Reference Regulators (“RRs”). The RRs notably include EMA and regulators in the EU/European Economic Area (“EEA”) member states for approvals in the EU centralized procedure and mutual recognition procedure as well as the FDA (for product approvals granted in the U.S. However, the concrete functioning of the IRP is currently unclear. Any delay in obtaining, or an inability to obtain, any marketing authorizations may force us to restrict or delay efforts to seek regulatory approval in the United Kingdom for our product candidates, which could significantly and materially harm our business.

We expect that we will be subject to additional risks in commercializing any of our product candidates that receive marketing approval outside the United States, including tariffs, trade barriers and regulatory requirements; economic weakness, including inflation, or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country; and workforce uncertainty in countries where labor unrest is more common than in the United States.

Inadequate funding for the FDA, the SEC and other government agencies, including from government shutdowns, funding shortages, personnel losses, regulatory reform or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the FDA have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

In addition, disruptions may result from events similar to the COVID-19 pandemic. During the COVID-19 pandemic, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. In the event of a similar public health emergency in the future, the FDA may not be able to continue its current pace and review timelines could be extended. Regulatory authorities outside the United States facing similar circumstances may adopt similar restrictions or other policy measures in response to a similar public health emergency and may also experience delays in their regulatory activities.

There is also substantial uncertainty as to how measures being implemented by the new Trump Administration across the government will impact the FDA, CMS and other federal agencies with jurisdiction over our activities. For example, since taking office, President Trump has issued a number of executive orders, which could have a significant impact on the manner in which the FDA conducts its operations and engages in regulatory and oversight activities. Further, while the FDA’s review of BLAs and other applications is funded through the user fee program established under Prescription Drug User Fee Act (“PDUFA”), the Trump Administration has indicated that it will be reviewing that program and its implementation. If these or other orders or executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. In addition, the loss of FDA personnel could lead to further disruptions and delays in FDA review and oversight of our product candidates.

Accordingly, if a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

Regulatory requirements governing gene therapy products are periodically updated and may continue to change in the future.

The FDA has established the Office of Tissues and Advanced Therapies (the “OTAT”) within the Center for Biologics Evaluation and Research (the “CBER”) to consolidate the review of gene therapy and related products, and has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER in its review. In September 2022, the FDA announced retitling of the OTAT to the Office of Therapeutic Products (the “OTP”) and elevation of the OTP to a “Super Office” to meet its growing cell and gene therapy workload and new commitments under the Prescription Drug User Fee Act agreement for fiscal years 2023 to 2027.

Gene therapy clinical trials conducted at institutions that receive funding for recombinant DNA research from the U.S. National Institutes of Health (“NIH”) also are potentially subject to review by the Office of Biotechnology Activities’ Recombinant DNA Advisory Committee (the “RDAC”); however, the NIH announced that the RDAC will only publicly review clinical trials if the trials cannot be evaluated by standard oversight bodies and pose unusual risks. Although the FDA decides whether individual gene therapy protocols may proceed, the RDAC public review process, if undertaken, can delay the initiation of a clinical trial, even if the FDA has reviewed the trial design and details and approved its initiation. Conversely, the FDA can put an IND on a clinical hold even if the RDAC has provided a favorable review or an exemption from in-depth, public review. If we were to engage a NIH-funded institution to conduct a clinical trial, that institution’s Institutional Biosafety Committee as well as our IRB would need to review the proposed clinical trial to assess the safety of the trial. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of our product candidates.

The FDA has issued various guidance documents regarding gene therapies, including a draft guidance from November 2024 addressing various questions and final guidance documents released in January 2020 relating to chemistry, manufacturing and controls (“CMC”), information for gene therapy INDs, gene therapies for rare diseases and gene therapies for retinal disorders. Although the FDA has indicated that these and other guidance documents it previously issued are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any gene therapy product candidate that we may develop. The guidance documents provide additional factors that the FDA will consider at each of the above stages of development and relate to, among other things, the proper pre-clinical assessment of gene therapies; the CMC information that should be included in an IND; the proper design of tests to measure product potency in support of an IND or BLA; and measures to observe delayed adverse effects in subjects who have been exposed to investigational gene therapies when the risk of such effects is high. Further, the FDA usually recommends that sponsors observe subjects for potential gene therapy-related delayed adverse events for a 15-year period, including a minimum of five years of annual examinations followed by 10 years of annual queries, either in person or by questionnaire.

Further, for a gene therapy product, the FDA also will not approve the product if the manufacturer is not in compliance with good tissue practices (“GTP”). These standards are found in FDA regulations and guidance that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue-based products (“HCT/Ps”), which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue-based products are manufactured in a manner designed to prevent the introduction, transmission, and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing.

Finally, ethical, social and legal concerns about gene therapy, genetic testing and genetic research could result in additional regulations or prohibiting the processes that we may use. Federal and state agencies, congressional committees and foreign governments have expressed their intentions to further regulate biotechnology. More restrictive regulations or claims that our product candidates are unsafe or pose a hazard could prevent us from commercializing any products. New government requirements may be established that could delay or prevent regulatory approval of our product candidates under development. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be.

As we advance our product candidates through clinical development, we will be required to consult with these regulatory and advisory groups and comply with applicable guidelines. These regulatory review committees and advisory groups and any new guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue.

Any product for which we obtain marketing approval in the future could be subject to post-marketing restrictions or withdrawal from the market and we may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with any such product following approval.

Any product for which we obtain marketing approval, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such product, among other things, will be subject to ongoing requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a REMS.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we market any product for an indication that is not approved, we may be subject to warnings or enforcement action for off-label marketing. Violation of the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and

other statutes, including the False Claims Act (the “FCA”), relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with any product for which we may obtain marketing approval and its manufacturers or manufacturing processes or failure to comply with regulatory requirements, may yield various results, including:

●	restrictions on such product, manufacturers or manufacturing processes;
●	restrictions on the labeling or marketing of the product;
●	restrictions on product distribution or use;
●	requirements to conduct post-marketing studies or clinical trials;
●	warning letters or untitled letters;
●	withdrawal of the product from the market;
●	refusal to approve pending applications or supplements to approved applications that we submit;
●	recall of the product;
●	restrictions on coverage by third-party payors;
●	fines, restitution or disgorgement of profits or revenues;
●	suspension or withdrawal of marketing approvals;
●	refusal to permit the import or export of the product;
●	product seizure; or
●	injunctions or the imposition of civil or criminal penalties.

Similar restrictions apply to the approval of our products in the EU. The holder of a marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include: compliance with the EU’s stringent pharmacovigilance or safety reporting rules, which can impose post-authorization studies and additional monitoring obligations; the manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory; and the marketing and promotion of authorized drugs, which are strictly regulated in the European Union and are also subject to EU Member State laws. The failure to comply with these and other EU requirements can also lead to significant penalties and sanctions.

Any regulatory approval to market our products will be limited by indication. If we fail to comply or are found to be in violation of FDA regulations restricting the promotion of our products for unapproved uses, we could be subject to criminal penalties, substantial fines or other sanctions and damage awards.

The regulations relating to the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA, EMA, MHRA and other government agencies. In September 2021, the FDA published final regulations which describe the types of evidence that the agency will consider in determining the intended use of a drug product. Physicians may nevertheless prescribe our products off-label to their patients in a manner that is inconsistent with the approved label. We intend to implement compliance and training programs designed to ensure that our sales and marketing practices comply with applicable regulations. Notwithstanding these programs, the FDA or other government agencies may allege or find that our practices constitute prohibited promotion of our products for unapproved uses. We also cannot be sure that our employees will comply with company policies and applicable regulations regarding the promotion of products for unapproved uses.

Notwithstanding the regulatory restrictions on off-label promotion, the FDA and other regulatory authorities allow companies to engage in truthful, non-misleading, and non-promotional scientific communications concerning their products in certain circumstances.

We will also need to carefully navigate the FDA’s various regulations, guidance and policies, along with recently enacted legislation, to ensure compliance with restrictions governing promotion of our products. In September 2021, the FDA published final regulations which describe the types of evidence that the Agency will consider in determining the intended use of a drug or biologic. Moreover, with passage of the Pre-Approval Information Exchange Act in December 2022, sponsors of products that have not been approved may proactively communicate to payors certain information about products in development to help expedite patient access upon product approval. In addition, in January 2025, the FDA published final guidance outlining its policies governing the distribution of scientific information to healthcare providers about unapproved uses of approved products. The final guidance calls for such communications to be truthful, non-misleading and scientifically sound and to include all information necessary for healthcare providers to interpret the strengths and weaknesses and validity and utility of the information about the unapproved use of the approved product. If a company engages in such communications consistent with the guidance’s recommendations, the FDA indicated that it will not treat such communications as evidence of unlawful promotion of a new intended use for the approved product.

In recent years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various federal and state regulatory, investigative, prosecutorial and administrative entities in connection with the promotion of products for unapproved uses and other sales practices, including the Department of Justice and various U.S. Attorneys’ Offices, the Office of Inspector General of the HHS, the FDA, the Federal Trade Commission (the “FTC”) and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the FDCA, the FCA, the Prescription Drug Marketing Act and anti-kickback laws and other alleged violations in connection with the promotion of products for unapproved uses, pricing and Medicare and/or Medicaid reimbursement. Many of these investigations originate as “qui tam” actions under the FCA. Under the FCA, any individual can bring a claim on behalf of the government alleging that a person or entity has presented a false claim or caused a false claim to be submitted to the government for payment. The person bringing a qui tam suit is entitled to a share of any recovery or settlement. Qui tam suits, also commonly referred to as “whistleblower suits,” are often brought by current or former employees. In a qui tam suit, the government must decide whether to intervene and prosecute the case. If it declines, the individual may pursue the case alone.

If the FDA or any other governmental agency initiates an enforcement action against us or if we are the subject of a qui tam suit and it is determined that we violated prohibitions relating to the promotion of products for unapproved uses, we could be subject to substantial civil or criminal fines or damage awards and other sanctions such as consent decrees and corporate integrity agreements pursuant to which our activities would be subject to ongoing scrutiny and monitoring to ensure compliance with applicable laws and regulations. Any such fines, awards or other sanctions would have an adverse effect on our revenue, business, financial prospects and reputation.

We may seek certain designations for our product candidates, including Breakthrough Therapy, Fast Track and Priority Review designations in the United States, but we might not receive such designations, and even if we do, such designations may not lead to a faster development or regulatory review or approval process.

We may seek certain designations for one or more of our product candidates that could expedite review and approval by the FDA. A Breakthrough Therapy product is defined as a product that is intended, alone or in combination with one or more other products, to treat a serious condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For products that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens.

The FDA may also designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective.

We may also seek a priority review designation for one or more of our product candidates. If the FDA determines that a product candidate offers major advances in treatment or provides a treatment where no adequate therapy exists, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of 10 months.

These designations are within the discretion of the FDA. Accordingly, even if we believe that one of our product candidates meets the criteria for these designations, the FDA may disagree and instead determine not to make such designation. Further, even if we receive a designation, the receipt of such designation for a product candidate may not result in a faster development or regulatory review or approval process compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualifies for these designations, the FDA may later decide that the product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may seek PRIME Designation in the European Union for our product candidates, but we might not receive such designations, and even if we do, such designations may not lead to a faster development or regulatory review or approval process.

In the EU, we may seek PRIME designation for some of our product candidates in the future. PRIME is a voluntary program aimed at enhancing the EMA’s role to reinforce scientific and regulatory support in order to optimize development and enable accelerated assessment of new medicines that are of major public health interest with the potential to address unmet medical needs. The program focuses on medicines that target conditions for which there exists no satisfactory method of treatment in the European Union or even if such a method exists, it may offer a major therapeutic advantage over existing treatments. PRIME is limited to medicines under development and not authorized in the European Union and where the sponsor intends to apply for an initial marketing authorization application through the centralized procedure. To be accepted for PRIME, a product candidate must meet the eligibility criteria in respect of its major public health interest and therapeutic innovation based on information that is capable of substantiating the claims. The benefits of a PRIME designation include the appointment of a rapporteur under the EMA’s Committee for Human Medicinal Products to provide continued support and help to build knowledge ahead of a marketing authorization application, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review, meaning reduction in the review time for an opinion on approvability to be issued earlier in the application process. PRIME enables a sponsor to request parallel EMA scientific advice and health technology assessment advice to facilitate timely market access. Even if we receive PRIME designation for any of our product candidates, the designation may not result in a materially faster development process, review or approval compared to conventional EMA procedures. Further, obtaining PRIME designation does not assure or increase the likelihood of EMA’s grant of a marketing authorization.

We, or our collaborators, may seek approval from the FDA or comparable foreign regulatory authorities to use accelerated development pathways for our product candidates. If we, or our collaborators, are not able to use such pathways, we, or they, may be required to conduct additional clinical trials beyond those that are contemplated, which would increase the expense of obtaining, and delay the receipt of, necessary marketing approvals, if we, or they, receive them at all. In addition, even if an accelerated approval pathway is available to us, or our collaborators, it may not lead to expedited approval of our product candidates, or approval at all.

Under the FDCA and implementing regulations, the FDA may grant accelerated approval to a product candidate to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies, upon a determination that the product has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage but is a clinically important improvement from a patient and public health perspective. Prior to seeking such accelerated approval, we, or our collaborators, will continue to seek feedback from the FDA or comparable foreign regulatory agencies and otherwise evaluate our, or their, ability to seek and receive such accelerated approval.

There can be no assurance that we will satisfy all FDA requirements, including new provisions that govern accelerated approval. For example, with passage of the FDORA in December 2022, Congress modified certain provisions governing accelerated approval of drug and biologic products. Specifically, the new legislation authorized the FDA to: require a sponsor to have its confirmatory clinical trial underway before accelerated approval is awarded, require a sponsor of a product granted accelerated approval to submit progress reports on its post-approval studies to the FDA every six months (until the study is completed; and use expedited procedures to withdraw accelerated approval of a BLA if certain conditions are met, including where a required confirmatory study fails to verify and describe the predicted clinical benefit or where evidence demonstrates the product is not shown to be safe or effective under the conditions of use. The FDA may also use such procedures to withdraw an accelerated approval if a sponsor fails to conduct any required post-approval study of the product with due diligence, including with respect to “conditions specified by the Secretary.” The new procedures include the provision of due notice and an explanation for a proposed withdrawal, and opportunities for a meeting with the Commissioner or the Commissioner’s designee and a written appeal, among other things. We will need to fully comply with these and other requirements in connection with the development and approval of any product candidate that qualifies for accelerated approval.

In March 2023, the FDA issued draft guidance that outlines its current thinking and approach to accelerated approval. The FDA indicated that the accelerated approval pathway is commonly used for approval of oncology drugs due to the serious and life-threatening nature of cancer. Although single-arm trials have been commonly used to support accelerated approval, a randomized controlled trial is the preferred approach as it provides a more robust efficacy and safety assessment and allows for direct comparisons to an available therapy. To that end, the FDA outlined considerations for designing, conducting, and analyzing data for trials intended to support accelerated approvals of oncology therapeutics. Subsequently, in December 2024 and January 2025, the FDA issued additional draft guidance relating to accelerated approval. These guidances describe FDA’s views on what it means to conduct a confirmatory trial with due diligence and how the agency plans to interpret whether such a study needs to be underway at the time of approval. While these guidances are currently only in draft form and will ultimately not be legally binding even when finalized, sponsors typically observe the FDA’s guidance closely to seek accelerated approval for any product candidates.

In the European Union, a “conditional” marketing authorization may be granted in cases where all the required safety and efficacy data are not yet available. A conditional marketing authorization is subject to conditions to be fulfilled for generating missing data or ensuring increased safety measures. A conditional marketing authorization is valid for one year and has to be renewed annually until fulfillment of all relevant conditions. Once the applicable pending studies are provided, a conditional marketing authorization can become a “standard” marketing authorization. However, if the conditions are not fulfilled within the timeframe set by the EMA, the marketing authorization will cease to be renewed.

There can be no assurance that the FDA or comparable foreign regulatory agencies will agree with our, or our collaborators’, surrogate endpoints or intermediate clinical endpoints in any of our, or their, clinical trials, or that we, or our collaborators, will decide to pursue or submit any additional application for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that, after feedback from the FDA or comparable foreign regulatory agencies, we, or our collaborators, will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval. Furthermore, for any submission of an application for accelerated approval or application under another expedited regulatory designation, there can be no assurance that such submission or application will be accepted for filing or that any expedited development, review or approval will be granted on a timely basis, or at all.

A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidates, or withdrawal of a product candidate, would result in a longer time period until commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

We may not be able to obtain orphan drug exclusivity for any product candidates we may develop, and even if we do, that exclusivity may not prevent the FDA or the EMA from approving other competing products.

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition. A similar regulatory scheme governs approval of orphan products by the EMA in the European Union. Generally, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same product for the same therapeutic indication for that time period. The applicable period is seven years in the United States and 10 years in the European Union. The exclusivity period in the European Union can be reduced to six years if a product no longer meets the criteria for orphan drug designation, in particular if the product is sufficiently profitable so that market exclusivity is no longer justified.

In order for the FDA to grant orphan drug exclusivity to one of our products, the FDA must find that the product is indicated for the treatment of a condition or disease with a patient population of fewer than 200,000 individuals in the United States. The FDA may conclude that the condition or disease for which we seek orphan drug exclusivity does not meet this standard. Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition. In addition, even after an orphan drug is approved, the FDA and comparable foreign regulatory authorities such as the EMA can subsequently approve the same product for the same condition if the FDA or such other authorities conclude that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of the patients with the rare disease or condition.

In 2017, the Congress passed the FDA Reauthorization Act (“FDARA”). The FDARA, among other things, codified the FDA’s pre-existing regulatory interpretation, to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. Under omnibus legislation signed by former President Trump in December 2020, the requirement for a product to show clinical superiority applies to drugs and biologics that received orphan drug designation before enactment of the FDARA in 2017, but have not yet been approved or licensed by the FDA.

The FDA and Congress may further reevaluate the Orphan Drug Act and its regulations and policies. This may be particularly true in light of a decision from the Court of Appeals for the 11th Circuit in September 2021 finding that, for the purpose of determining the scope of exclusivity, the term “same disease or condition” means the designated “rare disease or condition” and could not be interpreted by the FDA to mean the “indication or use.” Thus, the court concluded, orphan drug exclusivity applies to the entire designated disease or condition rather than the “indication or use.” Although there have been legislative proposals to overrule this decision, they have not been enacted into law. On January 23, 2023, the FDA announced that, in matters beyond the scope of that court order, the FDA will continue to apply its existing regulations tying orphan-drug exclusivity to the uses or indications for which the orphan drug was approved. However, on February 14, 2025, a federal district court in Washington, D.C. fully embraced the reasoning of the court decision in another decision challenging the scope of orphan drug exclusivity. The implications of this decision, and its impact on the FDA’s implementation of the Orphan Drug Act, are unclear at this point.

We do not know if, when, or how the FDA or Congress may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

In addition, to obtain orphan drug designation in the EU, we would need to demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the medicinal product will be of significant benefit to those affected by that condition. There is no assurance that we would be able to meet that standard for any of our product candidates. Further, if we do obtain orphan drug designation for a product candidate in the EU, we will not be able to maintain that designation if we are not able to show, to the satisfaction of the EU regulatory authorities, that the product candidate is of significant benefit to patients over available commercial products for the indication in the European Union and any additional products that are ahead of our product candidate in clinical development for the indication.

If we are required by the FDA, EMA or comparable regulatory authority to obtain clearance or approval of a companion diagnostic test in connection with approval of any of our product candidates or a group of therapeutic products, and we do not obtain or we face delays in obtaining clearance or approval of a diagnostic test, we may not be able to commercialize the product candidate and our ability to generate revenue may be materially impaired.

If we are required by the FDA, EMA or a comparable regulatory authority to obtain clearance or approval of a companion diagnostic test in connection with approval of any of our product candidates, such companion diagnostic test would be used during our more advanced phase clinical trials as well as in connection with the commercialization of our product candidates. To be successful in developing and commercializing product candidates in combination with these companion diagnostics, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to ensuring the safe and effective use of a novel therapeutic product or new indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared. In certain circumstances (for example, when a therapeutic product is intended to treat a serious or life-threatening condition for which no satisfactory available therapy exists or when the labelling of an approved product needs to be revised to address a serious safety issue), however, the FDA may approve a therapeutic product without the prior or contemporaneous marketing authorization of a companion diagnostic. In this case, approval of a companion diagnostic may be a post-marketing requirement or commitment.

Co-development of companion diagnostics and therapeutic products is critical to the advancement of precision medicine. Whether initiated at the outset of development or at a later point, co-development should generally be conducted in a way that will facilitate obtaining contemporaneous marketing authorizations for the therapeutic product and the associated companion diagnostic. If a companion diagnostic is required to identify patients who are most likely to benefit from receiving the product, to be at increased risk for serious adverse events as a result of treatment with a particular therapeutic product, or to monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness, then the FDA has required marketing approval of all companion diagnostic tests essential for the safe and effective use of a therapeutic product for cancer therapies. Various foreign regulatory authorities also regulate in vitro companion diagnostics as medical devices and, under those regulatory frameworks, will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of any future diagnostics we may develop, which we expect will require separate regulatory clearance or approval prior to commercialization in those countries.

The approval of a companion diagnostic as part of the therapeutic product’s labeling limits the use of the therapeutic product to only those patients who express the specific genomic alteration or mutation alteration that the companion diagnostic was developed to detect. If the FDA, EMA or a comparable regulatory authority requires clearance or approval of a companion diagnostic for any of our product candidates, whether before, concurrently with approval, or post-approval of the product candidate, we, and/or future collaborators, may encounter difficulties in developing and obtaining clearance or approval for these companion diagnostics. The process of obtaining or creating such companion diagnostics is time consuming and costly. The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to a product candidate to obtain PMA, simultaneously with approval of the therapeutic candidate. The PMA process, including the gathering of pre-clinical and clinical data and the submission and review by the FDA, can take several years or longer. It involves a rigorous pre-market review during which the sponsor must prepare and provide FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing, and labeling. After a device is placed on the market, it remains subject to significant regulatory requirements, including requirements governing development, testing, manufacturing, distribution, marketing, promotion, labeling, import, export, record-keeping, and adverse event reporting.

It is possible that an in vitro companion diagnostic device could be subject to FDA enforcement discretion from compliance with the FDCA if it meets the definition of a Laboratory Developed Test (“LDT”). However, FDA issued a final rule in April 2024 to end enforcement discretion for LDTs and actively regulate such products as medical devices. Under this final rule, LDTs are required to come into compliance with FDA’s medical device regulatory requirements in a staged approach over the course of four years. The implementation of this LDT final rule could potentially be affected by the Executive Order, Regulatory Freeze Pending Review, issued by President Trump on January 20, 2025 and/or the anticipated change in leadership at FDA under the new administration. Further, while the final regulation is set to take effect on May 6, 2025, a number of parties have challenged the legality of the LDT regulation in a federal district court. That court held a hearing on this matter on February 19, 2025, and is expected to issue a ruling soon.

Any delay or failure by us or third-party collaborators to develop or obtain regulatory clearance or approval of a companion diagnostic could delay or prevent approval or continued marketing of our related product candidates. Further, in April 2020, the FDA issued new guidance on developing and labeling companion diagnostics for a specific group of oncology therapeutic products, including recommendations to support a broader labeling claim rather than individual therapeutic products. We will continue to evaluate the impact of this guidance on our companion diagnostic development and strategy. This guidance and future issuances from the FDA, EMA and other regulatory authorities may impact our development of a companion diagnostic for our product candidates and could result in delays in regulatory clearance or approval or a change in the determination for whether or not a companion diagnostic is still required for our product candidates. We may be required to conduct additional studies to support a broader claim or more narrowed claim for a subset population. Also, to the extent other approved diagnostics are able to broaden their labeling claims to include any of our future approved product candidates covered indications, we may no longer need to continue our companion diagnostic development plans or we may need to alter those companion diagnostic development strategies, which could adversely impact our ability to generate revenue from the sale of our companion diagnostic test.

Additionally, we may rely on third parties for the design, development and manufacture of companion diagnostic tests for our product candidates. If we enter into such collaborative agreements, we will be dependent on the sustained cooperation and effort of our future collaborators in developing and obtaining clearance or approval for these companion diagnostics. It may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory clearance or approval processes. Moreover, even if data from pre-clinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We and our future collaborators may encounter difficulties in developing, obtaining regulatory clearance or approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our product candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance.

If we are unable to successfully develop companion diagnostics for our product candidates, or experience delays in doing so, the development of our product candidates may be adversely affected, our product candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of our product candidates that obtain marketing approval. As a result, our business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of product candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the co-development or commercialization of our companion diagnostic and therapeutic product candidates.

Our relationships with healthcare providers, physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to civil, criminal and administrative sanctions, contractual damages, reputational harm and diminished future profits and earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any drugs for which we obtain marketing approval. Our future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable state and federal fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any drugs for which we obtain marketing approval. These include the following:

●	Anti-Kickback Statute — prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, or receiving remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchasing, ordering, leasing, arranging for, or recommending the purchasing, ordering, or leasing of, any good or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare or Medicaid;
●	FCA — the federal civil and criminal false claims laws, including the civil FCA, and Civil Monetary Penalties Law, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, false or fraudulent claims for payment or knowingly making, using or causing to made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government;
●	Health Insurance Portability and Accountability Act (“HIPAA”) — the federal HIPAA, which created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters, and apply regardless of the payor (e.g., public or private);
●	HIPAA and Health Information Technology for Economic and Clinical Health Act (“HITECH”) — HIPAA, as amended by HITECH, and their implementing regulations, which impose obligations on HIPAA covered entities and their business associates, including mandatory contractual terms and required implementation of administrative, physical and technical safeguards to maintain the privacy and security of individually identifiable health information;
●	Transparency Requirements — the federal physician transparency requirements known as the Physician Payments Sunshine Act, under the ACA, as amended by the Health Care Education Reconciliation Act, which requires manufacturers of drugs, medical devices, biological and medical supplies covered by Medicare, Medicaid, or State Children’s Health Insurance Program to report annually to the CMS, within the HHS information related to payments and other transfers of value made by that entity to physicians, other healthcare providers and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and
●	Analogous State, Local and Foreign Laws — analogous state, local and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, which may be broader than similar federal laws, can apply to claims involving healthcare items or services regardless of payor, and are enforced by many different federal and state agencies as well as through private actions.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, as well as tracking and reporting of transfers of value by pharmaceutical manufacturers to physicians and healthcare organizations, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and/or administrative penalties, damages, fines, individual imprisonment, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU Member States.

Current and future legislation may increase the difficulty and cost for us and any of our collaborators to obtain marketing approval of and commercialize product candidates and affect the prices we, or any of our collaborators, may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, impact pricing and reimbursement and affect our ability, or the ability of any of our collaborators, to profitably sell or commercialize any product candidates for which we, or any of our collaborators, obtain marketing approval. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by legislative initiatives. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. Current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any of our collaborators, may receive for any FDA approved products.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “MMA”) changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for prescription drugs purchased through a pharmacy by the elderly and disabled and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this statute provides authority for limiting the number of drugs that will be covered in any therapeutic class, subject to certain exceptions. Cost reduction initiatives and other provisions of this statute could decrease the coverage and price that we receive for any approved products. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

In March 2010, then-President Obama signed into law the ACA. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers of up to two percent per fiscal year, which went into effect in April 2013 and will remain in effect through 2031 under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Under current legislation, the actual reductions in Medicare payments may vary up to four percent.

The Consolidated Appropriations Act (the “Appropriations Act”) which was signed into law by President Biden in December 2022, made several changes to sequestration of the Medicare program. Section 1001 of the Appropriations Act delays the four percent Statutory Pay-As-You-Go Act of 2010 sequester for two years, through the end of calendar year 2024. Triggered by enactment of the American Rescue Plan Act of 2021, the four percent cut to the Medicare program would have taken effect in January 2023. The Appropriation Act’s health care offset title includes Section 4163, which extends the two percent Budget Control Act of 2011 Medicare sequester for six months into fiscal year 2032 and lowers the payment reduction percentages in fiscal years 2030 and 2031.

Further, with passage of the Inflation Reduction Act (the “IRA”) Congress extended the expansion of the Affordable Care Act premium tax credits through 2025. Those subsidies were originally extended through 2022 under the American Rescue Plan Act of 2021. These laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Since enactment of the ACA, there have been and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”), Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, became effective in 2019. Further, in June 2021, the U.S. Supreme Court dismissed a lawsuit challenging the constitutionality of the ACA after finding that the plaintiffs do not have standing to bring the litigation. Shortly after taking office in January 2025, President Trump revoked numerous executive orders issued by President Biden, including at least two executive orders which where were designed to further implement the ACA. We anticipate similar efforts to undermine the ACA, and the accompanying uncertainty, for the foreseeable future.

Further, the recent election of President Trump, coupled with a consolidation of party control of both chambers of the U.S. Congress, has led to new legislative and regulatory initiatives in the United States and the roll-back of many initiatives of the previous presidential administration, which may impact our business in unpredictable ways. Market uncertainty and volatility have been magnified and may intensify due to the statements and actions of the new U.S. presidential administration and resulting uncertainties regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies, including with respect to treaties and tariffs.

In the EU, on December 13, 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA”) amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the products concerned. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products as well as certain high-risk medical devices, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

We expect that these healthcare reforms, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product and/or the level of reimbursement physicians receive for administering any approved product we might bring to market. Reductions in reimbursement levels may negatively impact the prices we receive or the frequency with which our products are prescribed or administered. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Accordingly, such reforms, if enacted, could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain marketing approval and may affect our overall financial condition and ability to develop or commercialize product candidates.

The prices of prescription pharmaceuticals in the United States and foreign jurisdictions are subject to scrutiny and considerable legislative and executive actions that could impact the prices we obtain for our drug products, if and when approved.

The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the United States and foreign jurisdictions. There have been several U.S. congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to pharmaceutical pricing, review the relationship between pricing and manufacturer patient programs, and reduce the costs of pharmaceuticals under Medicare and Medicaid.

In addition, in October 2020, the HHS and the FDA published a final rule allowing states and other entities to develop a Section 804 Importation Program (“SIP”) to import certain prescription drugs from Canada into the United States. That regulation was challenged in a lawsuit by the Pharmaceutical Research and Manufacturers of America (“PhRMA”) but the case was dismissed by a federal district court in February 2023 after the court found that PhRMA did not have standing to sue the HHS. Several states have passed laws allowing for the importation of drugs from Canada and a few states have passed legislation establishing workgroups to examine the impact of the state importation program. Several states have submitted Section 804 Importation Program (“ SIP”) proposals to the FDA. On January 5, 2024, the FDA approved Florida’s plan for Canadian drug importation. That state now has authority to import certain drugs from Canada for a period of two years once certain conditions are met. Florida will first need to submit a pre-import request for each drug selected for importation, which must be approved by the FDA. Florida will also need to relabel the drugs and perform quality testing of the products to meet FDA standards.

Further, on November 20, 2020, the HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed, and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. The IRA further delayed implementation of this rule to January 1, 2032.

The IRA has implications for Medicare Part D, which is a program available to individuals who are entitled to Medicare Part A or enrolled in Medicare Part B to give them the option of paying a monthly premium for outpatient prescription drug coverage. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare beginning in 2026, with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation; and replaces the Part D coverage gap discount program with a new discounting program beginning in 2025. The IRA permits the Secretary of the HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years.

Specifically, with respect to price negotiations, Congress authorized Medicare to negotiate lower prices for certain costly single-source drug and biologic products that do not have competing generics or biosimilars and are reimbursed under Medicare Part B and Part D. CMS may negotiate prices for 10 high-cost drugs paid for by Medicare Part D starting in 2026, followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and beyond. This provision applies to drug products that have been approved for at least 9 years and biologics that have been licensed for 13 years, but it does not apply to drugs and biologics that have been approved for a single rare disease or condition. Nonetheless, since CMS may establish a maximum price for these products in price negotiations, we would be fully at risk of government action if our products are the subject of Medicare price negotiations. Moreover, given the risk that could be the case, these provisions of the IRA may also further heighten the risk that we would not be able to achieve the expected return on our drug products or full value of our patents protecting our products if prices are set after such products have been on the market for nine years.

The first cycle of negotiations for the Medicare Drug Price Negotiation Program commenced in the summer of 2023. On August 15, 2024, HHS published the results of the first Medicare drug price negotiations for 10 selected drugs that treat a range of conditions. The prices of these 10 drugs will become effective January 1, 2026. In January 2025, CMS announced the selection of up to 15 additional drugs covered by Part D for the second cycle of negotiations. This second cycle of negotiations with participating drug companies will occur during 2025, and any negotiated prices for this second set of drugs will be effective starting January 1,

2027. CMS issued a public statement on January 29, 2025, declaring that lowering the cost of prescription drugs is a top priority of the new administration and CMS is committed to considering opportunities to bring greater transparency in the negotiation program.

Further, the legislation subjects drug manufacturers to civil monetary penalties and a potential excise tax for failing to comply with the legislation by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law or for taking price increases that exceed inflation. In addition, the IRA established inflation rebate programs under Medicare Part B and Part D. The legislation also requires manufacturers to pay rebates for drugs in Medicare Part D whose price increases exceed inflation. On December 9, 2024, with issuance of its 2025 Physician Fee Schedule final regulation, CMS finalized its rules governing the IRA inflation rebate programs. The new law also caps Medicare out-of-pocket drug costs at an estimated $24,000 a year beginning in 2025. In addition, the IRA potentially raises legal risks with respect to individuals participating in a Medicare Part D prescription drug plan who may experience a gap in coverage if they required coverage above their initial annual coverage limit before they reached the higher threshold, or “catastrophic period” of the plan. Individuals requiring services exceeding the initial annual coverage limit and below the catastrophic period, must pay 100.0% of the cost of their prescriptions until they reach the catastrophic period. Among other things, the IRA contains many provisions aimed at reducing this financial burden on individuals by reducing the co-insurance and co-payment costs, expanding eligibility for lower income subsidy plans, and price caps on annual out-of-pocket expenses, each of which could have potential pricing and reporting implications.

On June 6, 2023, Merck & Co. filed a lawsuit against the HHS and CMS asserting that, among other things, the IRA’s Drug Price Negotiation Program for Medicare constitutes an uncompensated taking in violation of the Fifth Amendment of the Constitution. Subsequently, a number of other parties, including the U.S. Chamber of Commerce and certain, also filed lawsuits in various courts with similar constitutional claims against the HHS and CMS. HHS has generally won the substantive disputes in these cases, and various federal district court judges have expressed skepticism regarding the merits of the legal arguments being pursued by the pharmaceutical industry. Certain of these cases are now on appeal and, on October 30, 2024, the Court of Appeals for the Third Circuit heard oral argument in three of these cases. We expect that litigation involving these and other provisions of the IRA will continue, with unpredictable and uncertain results.

Accordingly, while it is currently unclear how the IRA will be effectuated, we cannot predict with certainty what impact any federal or state health reforms will have on us, but such changes could impose new or more stringent regulatory requirements on our activities or result in reduced reimbursement for our products, any of which could adversely affect our business, results of operations and financial condition.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, health care organizations and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures. This is increasingly true with respect to products approved pursuant to the accelerated approval pathway. State Medicaid programs and other payers are developing strategies and implementing significant coverage barriers, or refusing to cover these products outright, arguing that accelerated approval drugs have insufficient or limited evidence despite meeting the FDA’s standards for accelerated approval.

In other countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. To obtain reimbursement or pricing approval in some countries, we, or our collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of our drug to other available therapies. If reimbursement of our drugs is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the Foreign Corrupt Practices Act (the “FCPA”) the U.K. Bribery Act 2010 (the “Bribery Act”), and other anti-corruption laws that apply in countries where we do business and may do business in the future. The FCPA, the Bribery Act, and these other laws generally prohibit us, our officers and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We may in the future operate in jurisdictions that pose a high risk of potential FCPA or Bribery Act violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA, the Bribery Act, or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States, United Kingdom, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations (collectively, the “Trade Control Laws”).

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA, the Bribery Act, or other legal requirements, including Trade Control Laws. If we are not in compliance with the FCPA, the Bribery Act, and other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have a material adverse impact on our business, financial condition, results of operations and liquidity. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions. Likewise, any investigation of any potential violations of the FCPA, the Bribery Act, other anti-corruption laws or Trade Control Laws by the United States, the United Kingdom or other authorities could also have an adverse impact on our reputation, business, results of operations and financial condition.

On February 10, 2025, President Trump issued an executive order directing the Attorney General to review the guidelines and policies governing FCPA investigations and enforcement actions. Per the executive order, this review will result in new DOJ FCPA guidelines intended to enhance American economic competitiveness and to safeguard national security interests. During the 180-day review period, any new FCPA investigations and enforcement actions are to be suspended absent authorization from the Attorney General, and all existing FCPA investigations and enforcement actions will be reviewed. Additionally, after the Attorney General issues revised guidelines, the executive order directs the Attorney General to assess whether “remedial measures” related to past FCPA actions are warranted. We will need to carefully monitor the implementation of this order.

We are subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies, contractual obligations and failure to comply with such requirements could subject us to significant fines and penalties, which may have a material adverse effect on our business, financial condition or results of operations.

We are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personally-identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information, including comprehensive regulatory systems in the United States, the European Union and the United Kingdom. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in an enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. These obligations may be applicable to some or all of our business activities now or in the future. In recent months, the Office of Civil Rights at HHS (“OCR”) has been especially active in enforcing the HIPAA rules. Additionally, OCR is looking to amend the HIPAA Security Rule, which (if and when finalized) could create additional compliance obligations and risk for our business.

If we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts. Further, if we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face civil and criminal penalties. The HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.

In addition to potential enforcement by the HHS, we are also potentially subject to privacy enforcement from the FTC. The FTC has been particularly focused on the unpermitted processing of health and genetic data through its recent enforcement actions and is expanding the types of privacy violations that it interprets to be “unfair” under Section 5 of 15 U.S.C § 45(a) (the “FTC Act”), as well as the types of activities it views to trigger the Health Breach Notification Rule (which the FTC also has the authority to enforce). The agency is also in the process of developing rules related to commercial surveillance and data security that may impact our business. We will need to account for the FTC’s evolving rules and guidance for proper privacy and data security practices in order to mitigate our risk for a potential enforcement action, which may be costly. If we are subject to a potential FTC enforcement action, we may be subject to a settlement order that requires us to adhere to very specific privacy and data security practices, which may impact our business. We may also be required to pay fines as part of a settlement (depending on the nature of the alleged violations). If we violate any consent order that we reach with the FTC, we may be subject to additional fines and compliance requirements. Finally, both the FTC and HHS’s enforcement priorities (as well as those of other federal regulators) may be impacted by the change in administration and new leadership. These shifts in enforcement priorities may also impact our business.

There are also increased restrictions at the federal level relating to transferring sensitive data outside of the United States to certain foreign countries. For example, in 2024, Congress passed H.B. 815, which included the Protecting Americans’ Data from Foreign Adversaries Act of 2024. This law creates certain restrictions for entities that disclose sensitive data (including potential health data) to countries such as China. Failure to comply with these rules can lead to a potential FTC enforcement action. Additionally, the DOJ recently finalized a rule implementing Executive Order 14117, which creates similar restrictions related to the transfer of sensitive U.S. data to countries such as China. These data transfer restrictions (and others that may pass in the future) may create operational challenges and legal risks for our business.

States are also active in creating specific rules relating to the processing of personal information. In 2018, California passed into law the California Consumer Privacy Act (the “CCPA”), which took effect on January 1, 2020 and imposed many requirements on businesses that process the personal information of California residents. Many of the CCPA’s requirements are similar to those found in the EU General Data Protection Regulation 2016/679 (“EU GDPR”) and the EU GDPR as incorporated into the laws of the United Kingdom (“UK GDPR,” together with the EU GDPR, “GDPR”) including requiring businesses to provide notice to data subjects regarding the information collected about them and how such information is used and shared, and providing data subjects the right to request access to such personal information and, in certain cases, request the erasure of such personal information. The CCPA also affords California residents the right to opt-out of “sales” of their personal information. The CCPA contains significant penalties for companies that violate its requirements. In November 2020, California voters passed a ballot initiative for the CPRA, which will significantly expand the CCPA to incorporate additional GDPR-like provisions including requiring that the use, retention, and sharing of personal information of California residents be reasonably necessary and proportionate to the purposes of collection or processing, granting additional protections for sensitive personal information, and requiring greater disclosures related to notice to residents regarding retention of information. Most CPRA provisions took effect on January 1, 2023, though the obligations apply to any personal information collected after January 1, 2022. These provisions may apply to some of our business activities.

In addition to California, a number of states have passed comprehensive privacy laws similar to the CCPA and CPRA. These laws are either in effect or will go into effect sometime over the next few years. Like the CCPA and CPRA, these laws create obligations related to the processing of personal information, as well as special obligations for the processing of “sensitive” data, which includes health data in some cases. Some of the provisions of these laws may apply to our business activities. There are also states that are strongly considering or have already passed comprehensive privacy laws during the 2025 legislative sessions. Other states will be considering similar laws in the future, and Congress has also been debating passing a federal privacy law. There are also states that are specifically regulating health information that may affect our business. For example, the State of Washington passed the My Health My Data Act in 2023 which specifically regulated health information that is not otherwise regulated by the HIPAA rules, and the law also has a private right of action, which further increases the relevant compliance risk. Connecticut and Nevada have also passed similar laws regulating consumer health data, and more states are considering such legislation in 2025. These laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products, if approved.

Plaintiffs’ lawyers in the United States are also increasingly using privacy-related statutes at both the state and federal level to bring lawsuits against companies for their data-related practices. In particular, there have been a significant number of cases filed against companies for their use of pixels and other web trackers. These cases often allege violations of the California Invasion of Privacy Act and other state laws regulating wiretapping, as well as the federal Video Privacy Protection Act. The rise in these types of lawsuits creates potential risk for our business.

Additionally, laws in all 50 states require businesses to provide notice to customers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify affected individuals or other counterparties of a security breach, incident, or compromise. Although we may have contractual protections with our vendors, any actual or perceived security breach, incident, or compromise could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach, incident, or compromise. Any contractual protections we may have from our vendors may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply.

Similar to the laws in the United States, there are significant privacy and data security laws that apply in Europe and other countries. The collection, use, disclosure, transfer, or other processing of personal data, including personal health data, regarding individuals who are located in the EEA and the processing of personal data that takes place in the EEA, is regulated by the GDPR, which went into effect in May 2018 and which imposes obligations on companies that operate in our industry with respect to the processing of personal data and the cross-border transfer of such data. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. If our or our partners’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to £20.0 million or up to four percent of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.

The GDPR places restrictions on the cross-border transfer of personal data from the European Union to countries that have not been found by the European Commission to offer adequate data protection legislation, such as the United States. There are ongoing concerns about the ability of companies to transfer personal data from the European Union to other countries. In July 2020, the Court of Justice of the EU (the “CJEU”) invalidated the European Union-United States Privacy Shield (“Privacy Shield”) one of the mechanisms used to legitimize the transfer of personal data from the EEA to the United States. The CJEU decision also drew into question the long-term viability of an alternative means of data transfer, the standard contractual clauses, for transfers of personal data from the EEA to the United States. While we are not self-certified under the Privacy Shield, this CJEU decision may lead to increased scrutiny on data transfers from the EEA to the United States, generally, and increase our costs of compliance with data privacy legislation as well as our costs of negotiating appropriate privacy and security agreements with our vendors and business partners.

Following the CJEU decision, in October 2022, President Biden signed an executive order to implement the EU-U.S. Data Privacy Framework, which would serve as a replacement to the EU-U.S. Privacy Shield. The European Union initiated the process to adopt an adequacy decision for the EU-U.S. Data Privacy Framework in December 2022, and the European Commission adopted the adequacy decision in July 2023. The adequacy decision permits U.S. companies who self-certify to the EU-U.S. Data Privacy Framework to rely on it as a valid data transfer mechanism for data transfers from the European Union to the United States. However, some privacy advocacy groups have already suggested that they will be challenging the EU-U.S. Data Privacy Framework. If these challenges are successful, they may not only impact the EU-U.S. Data Privacy Framework, but also further limit the viability of the standard contractual clauses and other data transfer mechanisms. The uncertainty around this issue has the potential to impact our business.

On June 23, 2016, the electorate in the United Kingdom. voted in favor of leaving the European Union, commonly referred to as Brexit. As with other issues related to Brexit, there are open questions about how personal data will be protected in the United Kingdom. and whether personal information can transfer from the European Union to the United Kingdom. Following the withdrawal of the United Kingdom from the European Union, the UK Data Protection Act 2018 applies to the processing of personal data that takes place in the United Kingdom and includes parallel obligations to those set forth by GDPR. While the Data Protection Act of 2018 in the United Kingdom that “implements” and complements the GDPR has achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is unclear whether transfer of data from the EEA to the United Kingdom will remain lawful under the GDPR, although these transfers currently are permitted by an adequacy decision from the European Commission. The United Kingdom government has already determined that it considers all European Union 27 and EEA member states to be adequate for the purposes of data protection, ensuring that data flows from the United Kingdom. to the EU/EEA remain unaffected. In addition, a recent decision from the European Commission appears to deem the United Kingdom. as being “essentially adequate” for purposes of data transfer from the European Union to the United Kingdom., although this decision may be re-evaluated in the future. The United Kingdom. and the United States. have also agreed to a U.S.-UK “Data Bridge,” which functions similarly to the EU-U.S. Data Privacy Framework and provides an additional legal mechanism for companies to transfer data from the United Kingdom to the United States. In addition to the United Kingdom., Switzerland is also in the process of approving an adequacy decision in relation to the Swiss-U.S. Data Privacy Framework (which would function similarly to the EU-U.S. Data Privacy Framework and the U.S.-UK Data Bridge in relation to data transfers from Switzerland to the United States). Any changes or updates to these developments have the potential to impact our business.

Beyond GDPR, there are privacy and data security laws in a growing number of countries around the world. While many loosely follow GDPR as a model, other laws contain different or conflicting provisions. These laws will impact our ability to conduct our business activities, including both our clinical trials and any eventual sale and distribution of commercial products, through increased compliance costs, costs associated with contracting and potential enforcement actions.

While we continue to address the implications of the recent changes to data privacy regulations, data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect and continued legal challenges, and our efforts to comply with the evolving data protection rules may be unsuccessful. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. We must devote significant resources to understanding and complying with this changing landscape. Failure to comply with laws regarding data protection would expose us to risk of enforcement actions taken by data protection authorities in the EEA and elsewhere and carries with it the potential for significant penalties if we are found to be non-compliant. Similarly, failure to comply with federal and state laws in the United States regarding privacy and security of personal information could expose us to penalties under such laws. Any such failure to comply with data protection and privacy laws could result in government-imposed fines or orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects.

If our employees, independent contractors, consultants, collaborators and vendors engage in misconduct or other improper activities, including non-compliance with regulatory standards and/or requirements and insider trading, we could sustain significant liability and harm to our reputation.

We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, consultants, collaborators and vendors. Misconduct by these partners could include intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. This could include violations of HIPAA, other U.S. federal and state laws, and requirements of foreign jurisdictions, including the GDPR. We are also exposed to risks in connection with any insider trading violations by employees or others affiliated with us. It is not always possible to identify and deter employee or third-party misconduct, and the precautions that we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards, regulations, guidance or codes of conduct. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

If we or any third-party manufacturer we engage now or in the future fails to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs or liabilities that could significantly harm our business.

We and third-party manufacturers we engage now are, and any third-party manufacturer we may engage in the future will be, subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Although we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain general liability insurance as well as workers’ compensation insurance to cover costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, but this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts, which could adversely affect our business, financial condition, results of operations or prospects. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Risks Related to Employee Matters

Our internal computer systems, or those of our collaborators, vendors, suppliers, contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Our internal computer systems and those of any of our collaborators, vendors, suppliers, contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such systems are also vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees, third-party vendors and/or business partners, or from cyber-attacks by malicious third parties. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyber-attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, unauthorized access to or deletion of files, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Cyber-attacks also could include phishing attempts or email fraud to cause payments or information to be transmitted to an unintended recipient.

If we experience any material system failure, accident, cyber-attack or security that causes interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed, and the further development and commercialization of our product candidates could be delayed.

Our employees, independent contractors, including principal investigators, consultants and vendors and any third parties we may engage in connection with discovery programs, research, development, regulatory, manufacturing, quality assurance and other pharmaceutical functions and commercialization may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could cause significant liability for us and harm our reputation.

We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, including principal investigators, consultants and vendors and any other third parties we engage. Misconduct by these parties could include intentional, reckless or negligent conduct or unauthorized activities that include failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide complete and accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards, comply with federal and state data privacy, security, fraud and other healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report complete financial information or data accurately or disclose unauthorized activities to us. Misconduct by employees and other third parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. This could include violations of HIPAA, other U.S. federal and state law, and requirements of non-U.S. jurisdictions, including the EU Data Protection Directive. We are also exposed to risks in connection with any insider trading violations by employees or others affiliated with us. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards, regulations, guidance or codes of conduct. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

Risks Related to the Ownership of Our Common Stock

The market price of our common stock is volatile, and the market price of our common stock may drop in the future.

The market price of our common stock has been and could be subject to significant fluctuations. Some of the factors that may cause the market price of our common stock to fluctuate include:

●	our ability to successfully consummate the Merger;
●	our ability to successfully implement our cash preservation plan;
●	our determination to pause research and development activities;
●	failure to conduct an orderly wind down of our operations;
●	if we were to resume our historical research and development activities, results of clinical trials and pre-clinical studies of our product candidates, or those of our collaborators;
●	results of clinical trials and pre-clinical studies of our competitors;
●	failure to meet or exceed financial and development projections we may provide to the public;
●	failure to meet or exceed the financial and development projections of the investment community;
●	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by our competitors;
●	actions taken by regulatory agencies with respect to our product candidates, clinical studies, manufacturing process or sales and marketing terms;
●	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
●	additions or departures of qualified scientific and management personnel;
●	significant lawsuits, including patent or stockholder litigation;
●	if securities or industry analysts do not publish research or reports about our business, or if they issue adverse or misleading opinions regarding our business and stock;
●	changes in the market valuations of similar companies;
●	general market or macroeconomic conditions or market conditions in the biopharmaceutical sector;

●	sales of securities by us or our stockholders in the future;
●	if we fail to raise an adequate amount of capital to fund our operations and continued development of our product candidates;
●	trading volume of our common stock;
●	announcements with respect to compliance with the Nasdaq listing requirements;
●	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;
●	adverse publicity relating to product candidates, including with respect to other products in such markets;
●	the introduction of technological innovations or new therapies that compete with our products and services; and
●	period-to-period fluctuations in our financial results.

The price of our shares of common stock may experience increased volatility as we provide updates regarding our cash preservation plan, the Merger and the wind down of our historical operations. For additional discussion of the risks related to our evaluation of strategic alternatives and the wind down of our operations, see “Risk Factors — Risks Related to Our Evaluation of the Merger and Strategic Alternatives.”

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of our common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect our business and the value of our common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased stockholder activism if we experience a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with our strategic direction or seek changes in the composition of our board of directors could have an adverse effect on our operating results and financial condition.

We incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company, including costs associated with public company reporting obligations under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Some of our management team has not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that we comply with all of these requirements. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

We do not currently meet the requirements for continued listing on the Nasdaq Capital Market. If we fail to meet the requirements for continued listing on the Nasdaq Capital Market, trading in our common stock could be suspended and our common stock delisted from Nasdaq, which would have a negative effect on the price of our common stock and our ability to raise additional capital.

Our common stock is currently listed on the Nasdaq Capital Market. We are currently not in compliance with the Nasdaq Capital Market listing standards.

On October 10, 2024, we received written notice from the Nasdaq Listing Qualifications Department, indicating that we no longer satisfied Nasdaq Listing Rule 5450(b)(2)(A), which required us to maintain a minimum market value of listed securities of $50.0 million (the “MVLS Rule”) for continued listing on the Nasdaq Global Market. In accordance with the Nasdaq Listing Rule 5810(c)(3) (the “Grace Period Rule”) Nasdaq granted us 180 calendar days, or until April 8, 2025, to regain compliance with the

MVLS Rule. We did not regain compliance with the MVLS Rule by April 8, 2025, and accordingly, on April 10, 2025, Nasdaq notified us that our securities were subject to delisting from Nasdaq unless we timely requested a hearing before the Panel.

Also, on April 10, 2025, Nasdaq notified us that we no longer satisfied Nasdaq Listing Rule 5450(b)(2)(C), which required us to maintain a minimum market value of publicly held shares of $15.0 million (the “MVPHS Rule”) for continued listing on the Nasdaq Global Market. In accordance with the Grace Period Rule, Nasdaq provided us 180 calendar days, or until October 7, 2025, to regain compliance with the MVPHS Rule. Additionally, on January 6, 2025, Nasdaq notified us that we no longer satisfied Nasdaq Listing Rule 5450(a)(1), which required us to maintain a minimum bid price of $1.00 per share (the “Bid Price Rule”) for continued listing on the Nasdaq Global Market. In accordance with the Grace Period Rule, Nasdaq provided us 180 calendar days, or until July 7, 2025, to regain compliance with the Bid Price Rule.

Following a timely request for a hearing, we presented to the Panel our plan to achieve compliance with applicable Nasdaq listing criteria and requested an extension of time to do so. As previously disclosed, on June 10, 2025, Nasdaq notified us that the Panel determined to grant our request for an exception to, and an extension of time to comply with, Nasdaq listing standards. As part of this determination, the Panel directed that our listing be transferred to the Nasdaq Capital Market, effective as of the open of business on June 12, 2025, and specified additional conditions for our listing on the Nasdaq Capital Market. The Panel Decision initially required us to demonstrate compliance with the Capital Market Minimum Bid Price Rule by evidencing a closing bid price of $1.00 or more per share for a minimum of 10 consecutive trading sessions, complete a strategic transaction and otherwise demonstrate compliance with all initial listing requirements for the Nasdaq Capital Market, in each case on or before the Nasdaq Compliance Date. The extension of time is further subject to us meeting an interim milestone for a strategic transaction in connection with our ongoing strategic process. In early August 2025, we sent a written update and request to the Panel seeking to modify certain terms of the Panel Decision. The Panel subsequently notified us that, based on our satisfaction of the milestones thus far set forth in the Panel Decision and our progress toward completing the Merger and reverse stock split within the timeframes presented to the Panel, the Panel granted our request to modify the Panel Decision to provide that we must demonstrate continued compliance with the Capital Market Minimum Bid Price Rule by evidencing a closing bid price of $1.00 or more per share for a minimum of 10 consecutive trading sessions, on or before October 21, 2025, instead of on or before the Nasdaq Compliance Date. The other terms of the Panel Decision remained the same, which are that: (i) on or before the Nasdaq Compliance Date, we must complete the Merger, and (ii) on or before the Nasdaq Compliance Date, we must demonstrate compliance with all initial listing requirements for the Nasdaq Capital Market, including a closing bid price of $4.00 or more per share prior to the closing of the Merger. The Panel has the right to reconsider its determination based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of our securities inadvisable or unwarranted.

We held a special meeting of our stockholders on August 5, 2025, at which our stockholders approved an amendment to our certificate of incorporation to effect a reverse stock split of our common stock, at a ratio of not less than 1-for-10 and not greater than 1-for-50, with the ratio within such range to be determined at the discretion of our board of directors, without further approval or authorization of our stockholders. One of the purposes of the contemplated reverse stock split is to increase the per-share market price of our common stock so as to demonstrate compliance with the Capital Market Minimum Bid Price Rule and help us avoid delisting of our common stock from Nasdaq, subject to compliance with other continued listing rules. Another purpose of the contemplated reverse stock split is to help us meet the minimum closing price requirement for filing an initial listing application in connection with the closing of the Merger. It cannot be assured, however, that the contemplated reverse stock split will accomplish these objectives at all or for any meaningful period of time.

We cannot assure you that we will not be delisted from Nasdaq. The delisting of our common stock from Nasdaq could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and would also make it more difficult for our stockholders to sell or purchase our common stock when they wish to do so. If delisted, we will likely trade on the OTC Markets system, which could make it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock, and may lead to a reduction in coverage by securities analysts and the news media, which could cause the price of our common stock to decline further.

The contemplated reverse stock split may not increase our stock price over the long-term.

One of the purposes of the contemplated reverse stock split is to increase the per-share market price of our common stock so as to demonstrate compliance with the Capital Market Minimum Bid Price Rule and help us avoid delisting of our common stock from Nasdaq, subject to compliance with other continued listing rules. Another purpose of the contemplated reverse stock split is to help us meet the minimum closing price requirement for filing an initial listing application in connection with the closing of the Merger. It cannot be assured, however, that the contemplated reverse stock split will accomplish these objectives at all or for any meaningful period of time.

While it is expected that the reduction in the number of outstanding shares of our common stock will proportionally increase the per-share market price of our common stock, it cannot be assured that the contemplated reverse stock split will increase the per-share market price of our common stock by a multiple of the contemplated reverse stock split ratio, or result in any permanent or sustained increase in the per-share market price of our common stock, which is dependent upon many factors, including business and financial performance, general economic, market and industry conditions and prospects for future success.

The contemplated reverse stock split may decrease the liquidity of our common stock.

The liquidity of our common stock may be negatively impacted by the contemplated reverse stock split, given the reduced number of shares that would be outstanding after the reverse stock split, particularly if the per-share market price does not increase as a result of the reverse stock split. For instance, if the reverse stock split is implemented, it may result in some stockholders owning “odd lots” (less than 100 shares) of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 shares. If we effect the reverse stock split, the resulting per-share price may nevertheless fail to attract institutional investors and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve. Accordingly, the reverse stock split may not increase marketability of our common stock.

If a significant portion of our total outstanding shares are sold into the market, the market price of our common stock could drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Certain of our stockholders have rights, subject to specified conditions, under our resale registration statement on Form S-3 registering 3,730,608 shares of our common stock under which they may sell their shares of common stock in the public market, so long as the resale registration statement on Form S-3 remains effective. We have also filed registrations statement registering all shares of common stock that we may issue under our equity compensation plans.

Moreover, we are also party to the Sale Agreement with Jefferies, as sales agent, pursuant to which we may offer and sell shares of our common stock having an aggregate offering price of up to $100.0 million from time to time through Jefferies under an “at-the-market offering” program (“ATM”). The number of shares that are sold by Jefferies after we request that sales be made will fluctuate based on the market price of our common stock during the sales period and limits we set with Jefferies. Therefore, it is not possible to predict the number of shares that will ultimately be issued by us, if any, pursuant to the sales agreement. As of June 30, 2025, we have sold 1,362,917 shares of our common stock under the ATM for net proceeds of $3.0 million.

If at some point we are no longer a “smaller reporting company” or otherwise no longer qualify for applicable exemptions, we will be subject to additional laws and regulations affecting public companies that will increase our costs and the demands on management and could harm our operating results.

We will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition as well as other disclosure and corporate governance requirements. However, as a “smaller reporting company,” as defined in Item 10(f)(1) of Regulation S-K, we may take advantage of certain exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2022 and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. If at some point we are no longer qualified as a smaller reporting company or otherwise no longer qualify for these exemptions, we will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If we are not able to comply with the requirements in a timely manner or at all, our financial condition or the market price of our common stock may be harmed. For example, if we or our independent auditor identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, then we could face additional costs to remedy those deficiencies, the market price of our stock could decline or we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our executive officers, directors and principal stockholders may have the ability to significantly influence all matters submitted to our stockholders for approval.

As of July 31, 2025, our executive officers, directors and principal stockholders, in the aggregate, beneficially owned 38.72% of our outstanding shares of common stock. As a result, if these stockholders were to choose to act together, they would be able to significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of the Company on terms that other stockholders may desire.

We have broad discretion in the use of our cash and cash equivalents and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

We have broad discretion over the use of our cash and cash equivalents and have adopted a cash preservation plan. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. Our failure to apply these resources effectively could compromise our ability to pursue our growth strategy and we may not be able to yield a significant return, if any, on our investment of these net proceeds. You do not have the opportunity to influence our decisions on how to use our cash resources.

Risks Related to OrthoCellix

Risks Related to OrthoCellix’s Limited Operating History, Financial Position and Capital Requirements

OrthoCellix is a Phase 3 biotechnology company with a limited operating history on which to assess its business; and has no products approved for commercial sale, which may make it difficult for you to evaluate its current business and likelihood of success and viability.

OrthoCellix is a wholly owned subsidiary of Ocugen and is a Phase 3 clinical stage biotechnology company with limited operating history. Since its inception in February 2025, it has incurred operating losses with no corresponding revenue and has utilized substantially all of its resources. While OrthoCellix has obtained FDA feedback on the planned Phase 3 registration enabling clinical trial design, OrthoCellix has not yet initiated the pivotal trial and has not yet demonstrated an ability to obtain regulatory approvals, manufacture a clinical or commercial-scale product or arrange for a third party to do so on its behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about OrthoCellix’s future success or viability may not be as accurate as they could be if OrthoCellix had a longer operating history.

In addition, as OrthoCellix’s business grows, it may encounter unforeseen expenses, restrictions, difficulties, complications, delays and other known and unknown factors. OrthoCellix will need to transition at some point from a company with a focus on supporting clinical trials and eventually transition to supporting commercial activities. OrthoCellix may not be successful in such a transition.

Even if the Merger and the anticipated Concurrent Financing are successful, OrthoCellix will require substantial additional capital to finance its operations in the future, which raises substantial doubt about its ability to continue as a going concern. If OrthoCellix is unable to raise such capital when needed, or on acceptable terms, OrthoCellix may be forced to delay, reduce and/or eliminate one or more of its development programs or future commercialization efforts.

Developing biotechnology products is a very long, time-consuming, expensive and uncertain process that takes years to complete. OrthoCellix expects its expenses to increase in connection with its ongoing activities, particularly as OrthoCellix conducts the planned Phase 3 pivotal clinical trial and seeks regulatory approval for NeoCart. OrthoCellix may elect to advance future programs and product candidates, which will require additional financing. Even if one or more of the programs that OrthoCellix develops is approved for commercial sale, OrthoCellix may incur significant costs associated with sales, marketing, manufacturing and distribution activities to launch any such product, if OrthoCellix elects to commercialize on its own. OrthoCellix’s expenses could increase beyond expectations if it is required by the FDA or other regulatory agencies to perform other clinical trials in addition to the planned NeoCart Phase 3 clinical trial. Because the outcome of OrthoCellix’s planned Phase 3 clinical trial is not guaranteed, it cannot reasonably estimate the actual amount of funding that will be necessary to commercialize NeoCart. OrthoCellix’s future capital requirements depend on many factors, including but not limited to:

●	the scope, progress, and results of the Phase 3 NeoCart trial;

●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing OrthoCellix’s intellectual property and proprietary rights, and defending intellectual property-related claims, including claims of infringement, misappropriation or other violations of third-party intellectual property;
●	the costs, timing and outcome of the regulatory review of OrthoCellix’s product candidates and obtaining the requisite regulatory approvals;
●	the costs of OrthoCellix’s future commercialization activities, either by itself or in collaboration with others, including product sales, marketing, manufacturing, and distribution for any product candidate for which OrthoCellix receives regulatory approval;
●	the revenue, if any, received from commercial sales of product candidates for which OrthoCellix receives regulatory approval;
●	the success of OrthoCellix’s future collaborations and any future license agreements OrthoCellix enters into;
●	OrthoCellix’s ability to establish and maintain collaborations on favorable terms, if at all;
●	the extent to which OrthoCellix acquires or in-licenses products, intellectual property and technologies;
●	the costs of operational, financial and management information systems and associated personnel; and
●	the costs of operating as a public company.

Accordingly, OrthoCellix will require substantial additional funding to continue its operations. As of June 30, 2025, OrthoCellix had no cash. Even if the Merger and the anticipated Concurrent Financing are successful, OrthoCellix will still need to raise additional capital to continue to fund its operations in the future.

OrthoCellix has concluded there is substantial doubt about its ability to continue as a going concern for at least 12 months from the issuance date of OrthoCellix’s financial statements for the three and six months ended June 30, 2025. In light of these concerns, OrthoCellix’s independent registered public accounting firm included in its opinion on the financial statements as of and for the years ending December 31, 2024 and 2023 an explanatory paragraph expressing substantial doubt about the NeoCart Business of Ocugen’s ability to continue as a going concern beyond 12 months from the date its combined financial statements were issued.

OrthoCellix may be required to seek additional funds sooner than planned through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources, and adequate additional financing may not be available to it on acceptable terms, or at all. Such financing may dilute OrthoCellix’s sole stockholder or the failure to obtain such financing may restrict its operating activities. Any additional fundraising efforts may divert OrthoCellix’s management from their day-to-day activities, which may adversely affect its business. To the extent that OrthoCellix raises additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences and anti-dilution protections that adversely affect your rights as a stockholder. Debt financing may result in the imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect OrthoCellix’s business. If OrthoCellix raises additional funds through upfront payments or milestone payments pursuant to current or future collaborations with third parties, OrthoCellix may have to relinquish valuable rights to its product candidates, or grant licenses on terms that are not favorable to it. OrthoCellix’s ability to raise additional capital may be adversely impacted by global macroeconomic conditions and volatility in the credit and financial markets in the United States and worldwide. OrthoCellix’s failure to raise capital as and when needed or on acceptable terms would have a negative impact on its financial condition and its ability to pursue its business strategy, and OrthoCellix may have to delay, reduce the scope of, suspend or eliminate one or more of its product candidates, clinical trials or future commercialization efforts or cease its operations.

OrthoCellix expects to incur losses for the foreseeable future, at least until conclusion of the Phase 3 pivotal trial of NeoCart and may not be able to achieve or sustain profitability in the future. OrthoCellix has no products approved for sale, has not generated any revenue from its product candidate and any future product candidates and may never generate revenue or become profitable.

Investment in biotechnology product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risks that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. OrthoCellix expects to incur losses for the foreseeable future and may not be able to achieve or sustain profitability in the future. OrthoCellix does not expect to generate product revenue unless or until it successfully completes its planned Phase 3 NeoCart clinical trial and obtains regulatory approval of, and then successfully commercializes its lead product candidate. OrthoCellix may not succeed in these activities and, even if it does, may not generate revenues that are significant or large enough to achieve profitability. If OrthoCellix is unable to raise sufficient additional capital to advance a product candidate to commercialization or generate sufficient revenue through the sale of any approved products, OrthoCellix may be unable to continue operations without additional funding.

The NeoCart Business of Ocugen generated net losses of $1,026 and $2,081 for the years ended December 31, 2024 and 2023, respectively. The NeoCart Business of Ocugen expects to continue to incur significant expenses for the foreseeable future. OrthoCellix’s operating expenses and net losses may fluctuate significantly from quarter to quarter and year to year. OrthoCellix anticipates that its expenses will increase substantially if and as it:

●	advances its existing and future product candidates through preclinical and clinical development, including potential expansion into additional indications;
●	seeks to identify additional product candidates;
●	maintains, expands, enforces, defends and protects its intellectual property portfolio;
●	seeks, obtains and maintains regulatory and regulatory approvals for its product candidates;
●	seeks to identify, establish and maintain additional collaborations and license agreements;
●	ultimately establishes a sales, marketing and distribution infrastructure to commercialize any drug products for which OrthoCellix may obtain regulatory approval, either by itself or in collaboration with others;
●	generates revenue from commercial sales of product candidates for which OrthoCellix receives regulatory approval, if any;
●	hires additional personnel including research and development, clinical and commercial personnel;
●	adds operational, financial and management information systems and personnel, including personnel to support its product development;
●	acquires or in-licenses products, intellectual property and technologies;
●	establishes clinical and commercial-scale cGMP capabilities through a third-party or its own manufacturing facility; and
●	operates as a public company.

In addition, OrthoCellix’s expenses will increase if, among other things, it is required by the FDA or other regulatory authorities to perform clinical trials or studies in addition to, or different than, those that OrthoCellix currently anticipates, there are any delays in completing its clinical trials or the development of any of its product candidates, or there are any third-party challenges to OrthoCellix’s intellectual property or OrthoCellix needs to defend against any intellectual property-related claim.

Even if OrthoCellix obtains regulatory approval for, and is successful in commercializing, one or more of its product candidates, OrthoCellix expects to incur substantial additional research and development and other expenditures to develop and market additional product candidates and/or to expand the approved indications of any marketed product. OrthoCellix may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of OrthoCellix’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue.

OrthoCellix’s failure to become profitable would decrease OrthoCellix’s value and could impair its ability to raise capital, maintain its research and development efforts, expand its business and/or continue its operations. A decline in OrthoCellix’s value of could also cause you to lose all or part of your investment.

Risks Related to OrthoCellix’s Development of NeoCart

OrthoCellix is substantially dependent on the success of NeoCart.

OrthoCellix’s future success is substantially dependent on its ability to timely obtain regulatory approval for, and then successfully commercialize, NeoCart, as its lead product candidate. NeoCart will require additional clinical development, evaluation of clinical and manufacturing activities, regulatory approval in multiple jurisdictions, substantial investment and significant marketing efforts before OrthoCellix generates any revenues from product sales. OrthoCellix is not permitted to market or promote NeoCart before it receives regulatory approval from the FDA and comparable foreign regulatory authorities, and OrthoCellix may never receive such regulatory approvals.

The success of NeoCart will depend on a variety of factors. OrthoCellix does not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to OrthoCellix’s intellectual property rights, potential threats from the intellectual property rights of third parties and the manufacturing, marketing, distribution and sales efforts of any current or future collaborator. Accordingly, OrthoCellix cannot assure you that OrthoCellix will ever be able to generate revenue through the sale NeoCart, even if approved. If OrthoCellix is not successful in obtaining regulatory approval and commercializing NeoCart, or is significantly delayed in doing so, OrthoCellix’s business will be materially harmed.

Even though NeoCart received RMAT Designation, this designation may not lead to a faster development or regulatory review or approval process and will not by itself increase the likelihood that NeoCart will receive marketing approval.

In May 2022, the FDA granted RMAT designation to NeoCart for the repair of full-thickness lesions of the knee cartilage in adults. The RMAT designation was created to expedite the development and review of regenerative medicine therapies intended to treat, modify, reverse, or cure a serious condition. Although RMAT designation may expedite the development or approval process, it does not change the standards for approval. The receipt of RMAT designation, or any other product designation may not result in a faster development process, review, or approval compared to product candidates considered for approval under conventional FDA procedures and does not assure ultimate marketing approval by the FDA. In addition, the FDA may later decide that NeoCart may no longer meet the designation conditions, in which case any granted designations may be revoked.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming, and inherently unpredictable. If OrthoCellix is not able to obtain, or if there are delays in obtaining required regulatory approvals for NeoCart, OrthoCellix will not be able to commercialize NeoCart as expected, and OrthoCellix’s ability to generate revenue will be materially impaired.

The research, testing, manufacturing, labeling, approval, selling, marketing, and distribution of pharmaceutical products are subject to extensive regulations by the FDA and other regulatory authorities, which regulations differ from country to country. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials. The outcome of the approval process is inherently uncertain and depends upon numerous factors, including the substantial discretion of the regulatory authorities. This is especially true for rare and/or complicated diseases. Failure can occur at any time during the clinical trial process. OrthoCellix cannot predict if or when OrthoCellix might receive regulatory approval for NeoCart. Any delay in OrthoCellix obtaining or OrthoCellix’s failure to obtain required approvals could materially adversely affect their ability to generate revenue from NeoCart, which could result in harm to OrthoCellix’s financial position.

Securing marketing approval requires the submission of extensive clinical data and supporting information to regulatory authorities which establish NeoCart’s safety and efficacy to repair of knee cartilage injuries in adults. OrthoCellix may be unable to execute a Phase 3 clinical trial to support marketing approval. Securing marketing approval also requires the submission of information about NeoCart’s manufacturing process to, and inspection of, manufacturing facilities and clinical trial sites by the regulatory authorities. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that OrthoCellix’s data is insufficient for approval and require additional preclinical, clinical, or other studies. The FDA or other similar regulatory authorities may determine that NeoCart is not effective or only moderately effective (e.g., studies may not produce the necessary result on all study endpoints), that OrthoCellix’s studies failed to reach the necessary level of statistical significance, or that NeoCart has undesirable or unintended side effects, toxicities, or other characteristics that preclude OrthoCellix from obtaining marketing approval or prevent or limit commercial use.

OrthoCellix may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent OrthoCellix’s ability to receive marketing approval or commercialize OrthoCellix’s product candidates, including:

●	regulators, including the FDA and the NIH, or IRBs may not authorize OrthoCellix or OrthoCellix’s investigators to commence or continue a clinical trial, conduct a clinical trial at a prospective trial site, or amend trial protocols, or may require that OrthoCellix modify or amend OrthoCellix’s clinical trial protocols;
●	OrthoCellix may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;
●	the number of patients required for clinical trials of OrthoCellix’s product candidates may be larger than OrthoCellix anticipates, enrollment in these clinical trials may be slower than OrthoCellix anticipates, or participants may drop out of these clinical trials, or be lost to follow-up at a higher rate than OrthoCellix anticipates;
●	OrthoCellix’s third-party contractors may fail to comply with regulatory requirements or the clinical trial protocol, or meet their contractual obligations to OrthoCellix in a timely manner, or at all, or OrthoCellix may be required to engage in additional clinical trial site monitoring;
●	regulatory authorities or IRBs may require the suspension or termination of clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks, undesirable side effects, or other unexpected characteristics (alone or in combination with other products) of the product candidate, or due to findings of undesirable effects caused by a chemically or mechanistically similar therapeutic or therapeutic candidate;
●	changes in marketing approval policies or regulations, or changes in or the enactment of additional statutes or regulations, during the development period rendering OrthoCellix’s data insufficient to obtain marketing approval and requiring OrthoCellix to conduct additional studies;
●	the cost of clinical trials of OrthoCellix’s product candidates may be greater than OrthoCellix anticipates or OrthoCellix may have insufficient funds for a clinical trial or to pay the substantial user fees required by the FDA upon the filing of a marketing application;
●	the supply or quality of OrthoCellix’s product candidates or other materials necessary to conduct clinical trials of OrthoCellix’s product candidates may be insufficient or inadequate;
●	OrthoCellix may have delays in adding new investigators or clinical trial sites, or OrthoCellix may experience a withdrawal of clinical trial sites;
●	patients that enroll in OrthoCellix’s studies may misrepresent their eligibility or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the study, increase the needed enrollment size for the study, or extend the study’s duration;
●	the FDA or comparable foreign regulatory authorities may disagree with OrthoCellix’s study design, including endpoints, or OrthoCellix’s interpretation of data from preclinical studies and clinical trials or find that a product candidate’s benefits do not outweigh its safety risks;
●	the FDA or comparable foreign regulatory authorities may not accept data from studies with clinical trial sites in foreign countries;
●	the FDA or comparable foreign regulatory authorities may disagree with OrthoCellix’s intended indications;
●	the FDA or comparable foreign regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or OrthoCellix’s contract manufacturer’s manufacturing facility for clinical and future commercial supplies;

●	the data collected from clinical trials of OrthoCellix’s product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a marketing application, or other comparable submissions in foreign jurisdictions, or to obtain regulatory approval in the United States or elsewhere;
●	the FDA or comparable foreign regulatory authorities may take longer than OrthoCellix anticipates to make a decision on OrthoCellix’s product candidates; and
●	OrthoCellix may not be able to demonstrate that a product candidate provides an advantage over current standards of care or current or future competitive therapies in development.

Significant delays relating to any clinical trials also could shorten any periods during which OrthoCellix may have the exclusive right to commercialize OrthoCellix’s product candidates, if approved, or allow OrthoCellix’s competitors to bring products to market before OrthoCellix does. This may prevent OrthoCellix from receiving marketing approvals and impair OrthoCellix’s ability to successfully commercialize OrthoCellix’s product candidates, if approved, and may harm OrthoCellix’s business and results of operations. In addition, many of the factors that cause, or lead to, delays in clinical trials may ultimately lead to the denial of marketing approval of any of OrthoCellix’s product candidates. If any of this occurs, OrthoCellix’s business, financial condition, results of operations, and prospects will be materially harmed.

The failure to comply with FDA and comparable foreign regulatory requirements may, either before or after product approval, if any, subject OrthoCellix to administrative or judicially imposed sanctions, including:

●	restrictions on OrthoCellix’s ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;
●	restrictions on OrthoCellix’s products, manufacturers, or manufacturing process;
●	warning letters, Form 483s, or untitled letters alleging violations;
●	civil and criminal penalties;
●	injunctions;
●	suspension or withdrawal of regulatory approvals;
●	product seizures, detentions, or import bans;
●	voluntary or mandatory product recalls and publicity requirements;
●	total or partial suspension of production;
●	imposition of restrictions on operations, including costly new manufacturing requirements; and
●	refusal to approve pending marketing applications or supplements to approved marketing applications.

Even if OrthoCellix were to obtain regulatory approval of a product candidate, the FDA or comparable foreign regulatory authorities may grant approval for fewer or more limited indications, populations, or uses than OrthoCellix requests, may require significant safety warnings, including black box warnings, contraindications, and precautions, may grant approval contingent on the performance of costly post-marketing clinical trials, surveillance, restrictions on use or other requirements, including a REMS to monitor the safety or efficacy of the product, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of these scenarios could compromise the commercial prospects for OrthoCellix’s product candidates.

If OrthoCellix experiences delays or difficulties in the enrollment of patients in clinical trials, OrthoCellix’s completion of clinical trials and receipt of necessary regulatory approvals could be delayed or prevented.

Identifying and qualifying patients to participate in clinical trials of OrthoCellix’s product candidates is critical to OrthoCellix’s success. The timing of OrthoCellix’s clinical trials depends on the speed at which OrthoCellix can recruit patients to participate in testing OrthoCellix’s product candidates. Once initiated, OrthoCellix’s ongoing clinical trials could be discontinued early if they experience slow enrollment, and OrthoCellix may also experience similar difficulties in future clinical trials. If patients are unwilling to participate in OrthoCellix’s clinical trials because of negative publicity from adverse events related to NeoCart, or in the industry more broadly, in the clinical trials for related third party product candidates, or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting studies, and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing OrthoCellix’s product development, delays in testing the effectiveness of OrthoCellix’s product candidates, or termination of the clinical trials altogether.

OrthoCellix or OrthoCellix’s clinical trial sites may not be able to identify, recruit, and enroll a sufficient number of patients, or those with the required or desired characteristics in a clinical trial, to complete OrthoCellix’s clinical trials in a timely manner. Patient enrollment is affected by other factors including:

●	the size and nature of the patient population (for instance, OrthoCellix is pursuing clinical trials for certain orphan indications, for which the size of the patient population is limited);
●	the severity of the disease under investigation;
●	the existence of current treatments for the indications for which OrthoCellix is conducting clinical trials;
●	the eligibility criteria for and design of the clinical trial in question, including factors such as frequency of required assessments, length of the study, and ongoing monitoring requirements;
●	the perceived risks and benefits of the product candidate, including the potential advantages or disadvantages of the product candidate being studied in relation to other available therapies;
●	competition in recruiting and enrolling patients in clinical trials;
●	efforts to facilitate timely enrollment in clinical trials;
●	patient referral practices of physicians;
●	effectiveness of publicity created by clinical trial sites regarding the trial;
●	patients’ ability to comply with the specific instructions related to the trial protocol, proper documentation, and use of the product candidate;
●	an inability to obtain or maintain patients’ informed consents;
●	the risk that enrolled patients will drop out before completion or not return for post-treatment follow-up;
●	the ability to monitor patients adequately during and after treatment;
●	the ability to compensate patients for their time and effort; and
●	the proximity and availability of clinical trial sites for prospective patients.

OrthoCellix may not be able to initiate or continue conducting clinical trials for OrthoCellix’s product candidates if OrthoCellix is unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials as required by the FDA or similar regulatory authorities outside the United States. OrthoCellix’s inability to enroll a sufficient number of patients for OrthoCellix’s clinical trials would result in significant delays and could require OrthoCellix to abandon one or more clinical trials altogether. In particular, there may be low or slow enrollment, and the studies may enroll subjects that do not meet the inclusion criteria, requiring the erroneously enrolled subjects to be excluded and the trial population to be increased. Moreover, patients in OrthoCellix’s clinical trials, especially patients in OrthoCellix’s control groups, may be at risk for dropping out of OrthoCellix’s studies if they are not experiencing relief of their disease. A significant number of withdrawn patients would compromise the quality of a study’s data.

Enrollment difficulties or delays in OrthoCellix’s clinical trials may result in increased development costs for OrthoCellix’s product candidates, or the inability to complete development of OrthoCellix’s product candidates, which would cause OrthoCellix’s value to decline, limit OrthoCellix’s ability to obtain additional financing, and materially impair OrthoCellix’s ability to generate revenues.

OrthoCellix is heavily dependent on the success of NeoCart, its only product candidate to date.

OrthoCellix currently has no products that are approved for commercial sale and may never be able to develop marketable products. OrthoCellix expects that a substantial portion of its efforts and expenditures over the next several years will be devoted to development of NeoCart, which is currently its only product candidate. Accordingly, its business currently depends heavily on the successful development, regulatory approval, and commercialization of NeoCart. OrthoCellix can provide no assurance that NeoCart will receive regulatory approval or be successfully commercialized even if OrthoCellix receives regulatory approval. If OrthoCellix were required to discontinue development of NeoCart or if NeoCart does not receive regulatory approval or fails to achieve significant market acceptance, OrthoCellix would be delayed by many years in its ability to achieve profitability, if ever.

The research, testing, manufacturing, safety, efficacy, recordkeeping, labeling, approval, licensure, sale, marketing, advertising, promotion and distribution of NeoCart is, and will remain, subject to comprehensive regulation by the FDA and foreign regulatory authorities. Failure to obtain regulatory approval for NeoCart in the United States, Europe and other major markets around the world will prevent OrthoCellix from commercializing and marketing NeoCart in such jurisdictions.

Even if OrthoCellix were to successfully obtain approval from the FDA and foreign regulatory authorities for NeoCart, any approval might contain significant limitations related to use, including limitations on the type of injury NeoCart is approved to treat, as well as restrictions for specified age groups, warnings, precautions or contraindications, or REMS. Any such limitations or restrictions could similarly impact any supplemental marketing approvals OrthoCellix may obtain for NeoCart. Furthermore, even if OrthoCellix obtains regulatory approval for NeoCart, it will still need to develop a commercial infrastructure or develop relationships with collaborators to commercialize, establish a commercially viable pricing structure and obtain coverage and adequate reimbursement from third-party payors, including government healthcare programs. If OrthoCellix, or any future collaborators, are unable to successfully commercialize NeoCart, it may not be able to generate sufficient revenue to continue its business.

Data from preclinical studies and early-stage clinical trials and “top-line,” initial or preliminary data from OrthoCellix’s clinical trials may not be predictive of success in later clinical trials.

The results of preclinical studies, preliminary study results, and early-stage clinical trials of OrthoCellix’s product candidates may not be predictive of the results of later-stage clinical trials or the ultimately completed Phase 3 registration enabling clinical trial. Preliminary and final results from such studies may not be representative of study results that are found in larger, controlled, blinded, and more long-term studies. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies have suffered significant setbacks in advanced clinical trials, notwithstanding promising results in earlier clinical trials. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols, and the rate of dropout among clinical trial participants.

In addition, from time to time, OrthoCellix may publish interim, “top-line,” initial, or preliminary data from OrthoCellix’s clinical trials. Interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data becomes available. Preliminary, initial, or “top-line” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data previously published. As a result, interim, “top-line,” initial, and preliminary data should be viewed with caution until the final data are available. Adverse changes between preliminary, initial, “top-line” or interim data and final data could significantly harm OrthoCellix’s business prospects.

The FDA may determine that our product candidates have undesirable side effects that could delay or prevent their regulatory approval or commercialization. If such side effects are identified during the development of our product candidates, we may need to abandon our development of such product candidates.

Undesirable side effects caused by our product candidates could cause us, IRBs, and other reviewing entities or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. For example, if concerns are raised regarding the safety NeoCart as a result of undesirable side effects identified during preclinical or clinical testing, the FDA may order us to cease further development or issue a letter requesting additional data or information prior to making a final decision regarding whether or not to approve the product candidate. FDA requests for additional data or information can result in substantial delays in the approval of a new product candidate.

Undesirable side effects caused by any unexpected characteristics of NeoCart (alone or in combination with other products) could also result in denial of regulatory approval by the FDA or other comparable foreign authorities for any or all targeted indications or the inclusion of unfavorable information in our product labeling, such as limitations on the indicated uses or populations for which the products may be marketed or distributed, or a label with significant safety warnings. A label without statements necessary or desirable for successful commercialization may result in requirements for costly post-marketing testing and surveillance, or other requirements, including REMS, to monitor the safety or efficacy of a product. These could prevent us from commercializing and generating revenues from the sale of NeoCart, even if approved.

Many product candidates that initially showed promise in clinical or earlier stage testing have later been found to cause side effects that prevented further development of the candidate. In addition, adverse events which had initially been considered unrelated to the study treatment may later be found to be caused by the study treatment. If NeoCart or any other product candidates we may develop are associated with SAEs, undesirable side effects, or have properties that are unexpected, we may need to abandon development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective. The therapeutic-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. We may also be held liable for harm caused to patients and our reputation may suffer. Any of these occurrences may significantly harm our business, financial condition, results of operations, and prospects.

Failure to obtain marketing approval in international jurisdictions would prevent NeoCart from being marketed abroad.

In order to market and sell NeoCart in jurisdictions outside the United States, OrthoCellix must obtain separate marketing approvals in international jurisdictions and comply with numerous and varying regulatory requirements. The approval procedures vary among countries and the time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. The clinical trials of NeoCart done to gain FDA approval may not be sufficient to support an application for marketing approval outside the United States. Seeking foreign regulatory approval could result in difficulties and costs for OrthoCellix and require additional preclinical studies or clinical trials which could be costly and time consuming.

NeoCart is not approved for sale in any jurisdiction, including in international markets, and OrthoCellix does not have experience in obtaining regulatory approval in international markets. OrthoCellix, or any current or eventual collaborators, may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not guarantee approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not guarantee approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, the failure to obtain approval in one jurisdiction may compromise OrthoCellix’s ability to obtain approval elsewhere. OrthoCellix may not be able to file for marketing approvals and may not receive necessary approvals to commercialize NeoCart in any market.

OrthoCellix may be subject to fines, penalties, injunctions, or other enforcement actions if OrthoCellix is determined to be promoting the use of OrthoCellix’s products, if approved, for unapproved or “off-label” uses, resulting in damage to OrthoCellix’s reputation and business.

OrthoCellix must comply with requirements concerning advertising and promotion for any product candidates for which OrthoCellix obtains marketing approval. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing scrutiny from the FDA, Department of Justice, HHS’ Office of Inspector General, state attorneys general, members of Congress, and the public. When the FDA or comparable foreign regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific uses and indications for which a product is approved. OrthoCellix may not market or promote them for other indications and uses, referred to as off-label uses. OrthoCellix further must be able to sufficiently substantiate any claims that OrthoCellix makes for OrthoCellix’s products, if approved, including claims comparing OrthoCellix’s products to other companies’ products and must abide by the FDA’s strict requirements regarding the content of promotion and advertising. While physicians may choose to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical studies and approved by the regulatory authorities, OrthoCellix is prohibited from marketing and promoting the products for indications and uses that are not specifically approved by the FDA.

If OrthoCellix is found to have impermissibly promoted any of OrthoCellix’s product candidates, OrthoCellix may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations regarding product promotion, particularly those prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted a product may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees of permanent injunctions under which specified promotional conduct is changed or curtailed.

In the United States, engaging in the impermissible promotion of approved products for off-label uses can also subject OrthoCellix to false claims and other litigation under federal and state statutes, including fraud and abuse and consumer protection laws. Such litigation can lead to civil and criminal penalties and fines, agreements with governmental authorities that materially restrict the manner in which OrthoCellix promotes or distributes therapeutic products and do business through, for example, corporate integrity agreements, suspension or exclusion from participation in federal and state healthcare programs, suspension and debarment from government contracts, and refusal of orders under existing government contracts. These false claims statutes include the federal civil FCA, which allows any individual to bring a lawsuit against a company on behalf of the federal government (“qui tam” action) alleging submission of false or fraudulent claims, or causing others to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government decides to intervene and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. These FCA lawsuits against sponsors of drugs and biologics have increased significantly in volume and breadth in recent years, leading to several substantial civil and criminal settlements, up to $3.0 billion, pertaining to certain sales practices and promoting off-label uses. In addition, FCA lawsuits may expose sponsors to follow-on claims by private payors based on fraudulent marketing practices. This growth in litigation has increased the risk that companies will have to defend a false claim action, and pay settlements fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid, or other federal and state healthcare programs. If OrthoCellix does not lawfully promote OrthoCellix’s approved products, if any, OrthoCellix may become subject to such litigation and, if OrthoCellix does not successfully defend against such actions, those actions may have a material adverse effect on OrthoCellix’s business, financial condition, results of operations, and prospects.

In the United States, the distribution of product samples to physicians must further comply with the requirements of the United States PDMA, and the promotion of biologic and pharmaceutical products are subject to additional FDA requirements and restrictions on promotional statements. If the FDA determines that OrthoCellix’s promotional activities violate OrthoCellix’s regulations and policies pertaining to product promotion, it could request that OrthoCellix modifies OrthoCellix’s promotional materials or subject OrthoCellix to regulatory or other enforcement actions, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, requests for recalls, payment of civil fines, disgorgement of money, imposition of operating restrictions, injunctions or criminal prosecution, and other enforcement actions. These regulatory and enforcement actions could significantly harm OrthoCellix’s business, financial condition, results of operations, and prospects.

Even if NeoCart receives regulatory approval, OrthoCellix will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

If OrthoCellix obtains marketing approval for NeoCart, OrthoCellix will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities, including requirements related to the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising, marketing, and promotional activities for NeoCart. These requirements further include submissions of safety and other post-marketing information, including manufacturing deviations and reports, registration and listing requirements, the payment of annual fees, continued compliance with cGMP requirements relating to manufacturing, quality control, quality assurance, and corresponding maintenance of records and documents, for any clinical trials that OrthoCellix conduct post-approval.

Even if marketing approval of NeoCart is granted, the approval may be subject to limitations on the indicated uses and populations for which NeoCart may be marketed or to the conditions of approval, including significant safety warnings, such as contraindications and precautions that are not desirable for successful commercialization. NeoCart may also be subject to a REMS that render it not commercially viable or other post-market requirements, such as Phase 4 studies, or restrictions. If the FDA or comparable foreign regulatory authorities become aware of new safety information after the approval of NeoCart, they may, among other actions, withdraw approval, establish REMS, impose significant restrictions on NeoCart’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

OrthoCellix and any of OrthoCellix’s collaborators, including Ocugen and any future contract manufacturers, could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMP and other FDA regulatory requirements. Application holders must further notify the FDA, and depending on the nature of the change, obtain FDA pre-approval for product and manufacturing changes.

In addition, later discovery of previously unknown adverse events or that NeoCart is less effective than previously thought or other problems with NeoCart, manufacturers, or manufacturing processes, or failure to comply with regulatory requirements both before and after approval, may yield various results, including:

●	restrictions on manufacturing, distribution, or marketing of NeoCart;
●	modifications to promotional pieces;
●	issuance of corrective information;
●	requirements to conduct post-marketing studies or other clinical trials;
●	clinical holds or termination of clinical trials;
●	requirements to establish or modify a REMS, or a comparable foreign authority may require that OrthoCellix establish or modify a similar strategy;
●	liability for harm caused to patients or subjects;
●	reputational harm;
●	warning, untitled, Form FDA 483s, or cyber letters;
●	suspension of marketing or withdrawal or recall of NeoCart from the market;
●	regulatory authority issuance of safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warnings or other safety information about NeoCart;
●	refusal to approve pending applications or supplements to approved applications that OrthoCellix submits;
●	fines, restitution, or disgorgement of profits or revenues;
●	suspension or withdrawal of marketing approvals;
●	refusal to permit the import or export of NeoCart;
●	seizure or detention of NeoCart;
●	FDA debarment, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from federal healthcare programs, consent decrees, or corporate integrity agreements; or
●	injunctions or the imposition of civil or criminal penalties, including imprisonment.

Any of these events could prevent OrthoCellix from achieving or maintaining market acceptance of NeoCart, if approved, or could substantially increase the costs and expenses of developing and commercializing of NeoCart, which in turn could delay or prevent OrthoCellix from generating significant revenues from its sale. Any of these events could further have other material and adverse effects on OrthoCellix’s operations and business.

The FDA’s policies may change, and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of NeoCart, limit the marketability of NeoCart, or impose additional regulatory obligations on OrthoCellix. Changes in medical practice and standard of care may also impact the marketability of NeoCart, if approved.

OrthoCellix will need to obtain FDA approval of the name, NeoCart, and any failure or delay associated with such approval may adversely affect OrthoCellix’s business.

The name, NeoCart, has not been evaluated or cleared by the FDA. The name, NeoCart, will require approval from the FDA. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. The FDA may also object to a product name if it believes the name inappropriately implies medical claims or contributes to an overstatement of efficacy. If the FDA objects to the name, NeoCart, OrthoCellix may be required to adopt an alternative name. If OrthoCellix adopts an alternative name, OrthoCellix would lose the benefit of any existing trademark applications for NeoCart and may be required to expend significant additional resources in an effort to identify a suitable product name that would qualify under applicable trademark laws, not infringe upon the existing rights of third-parties, and be acceptable to the FDA. OrthoCellix may be unable to build a successful brand identity for a new trademark in a timely manner or at all, which would limit OrthoCellix’s ability to commercialize NeoCart, if approved.

Geopolitical events and conditions could adversely affect OrthoCellix’s business, financial condition and operating results.

Changes in U.S. government and other nations’ administrations and their associated shifts in policy and priorities could also impact OrthoCellix’s operations and market conditions. OrthoCellix’s business is highly sensitive to geopolitical issues, including foreign policy actions taken by governments such as tariffs, sanctions, embargoes, export and import controls, and other trade restrictions, which can affect the demand for, and OrthoCellix’s ability to sell, OrthoCellix’s products and services, cause disruptions to OrthoCellix’s supply chain, and, ultimately, could adversely affect OrthoCellix’s business. Global conflicts, including Russia’s invasion of Ukraine, conflicts in the Middle East, and heightened tensions in the Pacific region, have significantly elevated global geopolitical tensions and security concerns. Economic sanctions, export controls, and other trade restrictions, for instance those that the U.S. Government and other nations implemented against Russia in light of its invasion of Ukraine or those relating to the conflict in the Middle East, could directly and indirectly result in the disruption of OrthoCellix’s business and supply chain. Although OrthoCellix does not have any clinical trial sites or operations in the currently affected regions, if the current conflict expands further into the region or continues, resulting heightened economic sanctions from the United States and the international community, in addition to environmental regulations, could limit OrthoCellix’s ability to procure or use certain materials or manufacturing slots for the products needed for OrthoCellix’s clinical trials, which could lead to delays in these trials.

However, portions of OrthoCellix’s clinical trials are planned to be conducted outside of the United States, and unfavorable economic conditions resulting in the weakening of the U.S. dollar would make those clinical trials more costly to operate. Significant political, trade, or regulatory developments in the jurisdictions in which OrthoCellix sells OrthoCellix’s products, if approved, such as those stemming from the change in U.S. federal administration, are difficult to predict and may have a material adverse effect on OrthoCellix. Similarly, changes in U.S. federal policy that affect the geopolitical landscape could give rise to circumstances outside OrthoCellix’s control that could have negative impacts on OrthoCellix’s business operations. For example, on February 1, 2025, the U.S. imposed a 25.0% tariff on imports from Canada and Mexico, which were subsequently suspended for a period of one month, and a 10.0% additional tariff on imports from China. Historically, tariffs have led to increased trade and political tensions. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any changes in political, trade, regulatory, and economic conditions, including U.S. trade policies, could have a material adverse effect on OrthoCellix’s financial condition or results of operations.

Changes in funding for, or disruptions to the staffing and operations of the FDA, the SEC and other government agencies, including from government shut downs could hinder their ability to hire and retain key leadership and other personnel, prevent NeoCart from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of OrthoCellix’s business may rely, which could negatively impact OrthoCellix’s business

Currently, federal agencies in the U.S. are operating under a continuing resolution that is set to expire on September 30, 2025. Without appropriation of additional funding to federal agencies, OrthoCellix’s business operations related to NeoCart’s development could be impacted. The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which OrthoCellix’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies, including substantial leadership departures, personnel cuts, and policy changes, may also slow the time necessary for product candidates, such as NeoCart, to be reviewed and/or approved by necessary government agencies, which would adversely affect OrthoCellix’s business. A prolonged government shutdown or significant leadership, personnel, and/or policy changes, or other substantial modification in agency activities could significantly impact the ability of the FDA to timely review and process OrthoCellix’s regulatory submissions related to NeoCart, or other disruptions could have a material adverse effect on OrthoCellix’s business. Further, future government shutdowns could impact OrthoCellix’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue OrthoCellix’s operations.

The U.S. Congress, the Trump Administration, or any new administration may make substantial changes to fiscal, tax, and other federal policies that may adversely affect OrthoCellix’s business.

In 2017, the U.S. Congress and the Trump Administration made substantial changes to U.S. policies, which included comprehensive corporate and individual tax reform. In addition, the Trump Administration called for significant changes to U.S. trade, healthcare, immigration and government regulatory policy. With the transition to the Biden Administration in early 2021, changes to U. S. policy occurred and since the start of the Trump Administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. Changes to U.S. policy implemented by the U.S. Congress, the Trump Administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Although OrthoCellix cannot predict the impact, if any, of these changes to OrthoCellix’s business, they could adversely affect OrthoCellix’s business. Until OrthoCellix knows what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact OrthoCellix’s business and the business of OrthoCellix’s competitors over the long term, OrthoCellix will not know if, overall, OrthoCellix will benefit from them or be negatively affected by them.

Risks Related to OrthoCellix’s Commercialization of NeoCart

OrthoCellix has never commercialized a product and will need to build and scale its business for potential commercialization of NeoCart, including building its compliance, medical affairs and commercial organizations, which, if it is not able to do so successfully could negatively impact its business, including the potential for a successful commercialization of NeoCart.

OrthoCellix has no prior sales or distribution experience and limited capabilities for marketing and market access. OrthoCellix expects to invest significant financial and management resources over time to establish compliance, medical affairs and commercial organizations for the marketing, sales and distribution of NeoCart, if approved, and other capabilities and infrastructure to support commercial operations. If OrthoCellix is unable to establish these commercial capabilities and infrastructure in a timely manner or to enter into agreements with third parties to market, sell, and/or distribute NeoCart if approved, it may be unable to complete a successful commercial launch. To the extent we enter into agreements with third parties, the revenue we receive may depend upon the efforts of such third parties, over which it may have limited or no control, and its revenue from product sales may be lower than if we had commercialized the products itself. OrthoCellix also faces competition in its search for third parties to assist it with the distribution, sales and marketing of its products.

If NeoCart receives approval and does not achieve broad market acceptance, the revenues that OrthoCellix generates from its sales will be limited.

Even if NeoCart is approved by the appropriate regulatory authorities for marketing and sale, it may not gain acceptance among physicians, patients, third-party payors, and others in the medical community. OrthoCellix has never commercialized a product candidate for any indication, and efforts to educate the medical community and third-party payors on the benefits of NeoCart may require significant resources and may not be successful.

Market acceptance of NeoCart by the medical community, patients, and third-party payors will depend on a number of factors, some of which are beyond OrthoCellix’s control. If NeoCart, if approved, does not gain an adequate level of market acceptance, it may not generate significant revenue for OrthoCellix or become profitable.

The degree of market acceptance of NeoCart will depend on a number of factors, including:

●	the efficacy of NeoCart;
●	the prevalence and severity of adverse events associated with NeoCart;
●	the clinical indications for which NeoCart is approved and the approved claims that OrthoCellix may make for NeoCart;
●	limitations or warnings contained in NeoCart’s FDA-approved labeling, including potential limitations or warnings for NeoCart that may be more restrictive than other competitive products;
●	changes in the standard of care for the for the repair of knee cartilage injuries in adults could reduce the marketing impact of any claims that OrthoCellix could make following FDA approval, if obtained;
●	the relative convenience and ease of administration of NeoCart;
●	cost of treatment versus economic and clinical benefit in relation to alternative treatments or therapies;
●	the availability of third-party formulary coverage and adequate coverage or reimbursement by third parties, such as insurance companies and other healthcare payors, and by government healthcare programs;
●	the price concessions required by third party payors to obtain coverage;
●	the extent and strength of OrthoCellix’s manufacturing, marketing, and distribution of NeoCart;
●	distribution and use restrictions imposed by the FDA with respect to NeoCart or to which OrthoCellix agrees as part of a REMS or voluntary risk management plan;
●	adverse publicity about NeoCart or favorable publicity about competitive products; and
●	potential product liability claims.

If the market opportunities for NeoCart are smaller than OrthoCellix believes, OrthoCellix’s revenue may be adversely affected, and OrthoCellix’s business may suffer.

The potential market opportunities for NeoCart is difficult to precisely estimate. OrthoCellix’s estimate of the potential market opportunities are predicated on many assumptions, which may include industry knowledge and publications, third-party research reports, and other surveys, some of which OrthoCellix may have commissioned. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While OrthoCellix believes these industry publications and third-party research, surveys, and studies are reliable, OrthoCellix has not independently verified such data. In addition, while OrthoCellix believes that OrthoCellix’s internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of OrthoCellix’s management, are inherently uncertain, and the reasonableness of these assumptions has not been assessed by an independent source. If any assumptions prove to be inaccurate, the actual markets for NeoCart could be smaller than OrthoCellix’s estimates of the potential market opportunities, and as a result, revenue from NeoCart, if approved, may be limited, and it may be more difficult for OrthoCellix to achieve or maintain profitability.

If OrthoCellix obtains approval to commercialize NeoCart outside of the United States, a variety of risks associated with international operations could materially adversely affect OrthoCellix’s business.

If NeoCart is approved for commercialization, OrthoCellix may enter into agreements with third parties to market them on a worldwide basis or in more limited geographical regions. OrthoCellix expects that it will be subjected to additional risks related to conducting marketing and sales activities in international jurisdictions and entering into international business relationships, including:

●	different regulatory requirements for approval of drugs and biologics in foreign countries;
●	challenges enforcing OrthoCellix’s contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;
●	the need to seek additional patent approvals, licenses to patents held by third parties, and/or face claims of infringing third-party patent rights;
●	tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries), trade protection measures, import or export licensing requirements, trade embargoes, sanctions (including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury), other trade barriers (including further legislation or actions taken by the United States or other countries that restrict trade), and protectionist or retaliatory measures taken by the United States or other countries;
●	economic weakness, including inflation or political instability in particular foreign economies and markets;
●	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;
●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
●	difficulties staffing and managing foreign operations;
●	workforce uncertainty in countries where labor unrest is more common than in the United States;
●	potential liability under the FCPA, the U.K. Bribery Act 2010 (the “Bribery Act”), or other comparable foreign regulations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including pandemics or other outbreaks of infectious disease, earthquakes, typhoons, floods, and fires.

These and other risks associated with international operations may materially adversely affect OrthoCellix’s ability to attain or maintain profitable operations.

If OrthoCellix is unable to establish effective marketing and sales capabilities or enter into agreements with third parties to market and sell NeoCart, if approved, OrthoCellix may be unable to generate product revenues related to NeoCart.

OrthoCellix does not currently have a commercial infrastructure for the marketing, sale, and distribution of biotechnology products. If approved, in order to commercialize NeoCart, OrthoCellix must build OrthoCellix’s marketing, sales, and distribution capabilities or make arrangements with third parties to perform these services. If OrthoCellix does not establish sales, marketing, and distribution capabilities successfully, either alone or in collaboration with third parties, OrthoCellix will not be successful in commercializing NeoCart for which OrthoCellix will receive marketing approval.

Subject to regulatory approval of NeoCart, OrthoCellix may build a commercial team of specialty sales and marketing representatives in support of NeoCart that OrthoCellix develops in the United States or other foreign countries, if approved, as well as distribution capabilities. There are risks involved with OrthoCellix establishing OrthoCellix’s own sales, marketing, and distribution capabilities. Recruiting and training a sales force is expensive and time-consuming, particularly to the extent that OrthoCellix seeks to commercialize NeoCart, if approved, for repairing knee cartilage injuries in adults. OrthoCellix will be competing with many companies that currently have extensive and well-funded marketing and sales operations to recruit, hire, train, and retain marketing and sales personnel. Further, OrthoCellix may underestimate the size of the sales force required for a successful product launch and may need to expand OrthoCellix’s sales force earlier and at a higher cost than OrthoCellix anticipates. If the commercial launch of NeoCart, if approved, for which OrthoCellix recruits a sales force and establish marketing capabilities is delayed or does not occur for any reason, OrthoCellix would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and OrthoCellix’s investment would be lost if OrthoCellix cannot retain or reposition OrthoCellix’s sales and marketing personnel.

OrthoCellix may also or alternatively decide to collaborate with a third-party or contract sales organization to commercialize NeoCart, in which event, OrthoCellix’s ability to generate product revenues related to NeoCart may be limited. OrthoCellix’s product revenues and profitability, if any, under any third-party collaboration, distribution, or other marketing arrangements are likely to be lower than if OrthoCellix were to market, sell, and distribute NeoCart, if approved, entirely themselves. OrthoCellix may not be successful in entering into arrangements with third parties to sell, market, and distribute NeoCart, if approved, or may be unable to do so on terms that are favorable to OrthoCellix. In addition, OrthoCellix would have less control over the sales efforts of any other third parties involved in OrthoCellix’s commercialization efforts and any of them may fail to devote the necessary resources and attention to sell and market NeoCart, if approved, effectively. OrthoCellix could also be held liable if such third parties failed to comply with applicable legal or regulatory requirements.

In the event OrthoCellix is unable to develop a team of marketing and sales representatives or to establish an effective third-party contractual relationship for such services, OrthoCellix may not be able to commercialize NeoCart, if approved, which would limit OrthoCellix’s ability to generate product revenues related to NeoCart. Even if OrthoCellix is able to effectively hire a sales force and develop a marketing and sales infrastructure, OrthoCellix’s sales force and marketing teams may not be successful in commercializing NeoCart, if approved.

OrthoCellix faces significant competition from other pharmaceutical and biotechnology companies, academic institutions, government agencies, and other research organizations. OrthoCellix’s operating results will suffer if OrthoCellix fails to compete effectively.

The biotechnology industry is characterized by rapidly advancing technologies as well as a strong emphasis on intellectual property leading to a highly competitive environment for the development and commercialization of regenerative medicines. OrthoCellix faces competition with respect to OrthoCellix’s current product candidates and will face competition with respect to any product candidates that OrthoCellix may seek to develop or commercialize in the future. OrthoCellix faces competition from many different sources, including from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies, academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

The regenerative medicine sector is characterized by innovative science, rapidly advancing technologies, and a strong emphasis on proprietary products. The competitive landscape in the field of articular cartilage repair in the United States is emerging and has stimulated a substantial amount of interest from companies developing tissue repair solutions. Products that may compete with NeoCart include Vericel Corporation’s collagen membrane (“MACI”), the only FDA-approved ACI product in the United States, and Aesculap Biologics, LLC’s NOVOCART 3D, which is currently in their Phase 3 clinical trial.

OrthoCellix’s commercial opportunities could be reduced or eliminated if OrthoCellix’s competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than NeoCart, if approved. OrthoCellix competitors also may obtain FDA or other regulatory approval for their products more rapidly than OrthoCellix may obtain approval for NeoCart, which could result in OrthoCellix’s competitors establishing a strong market position before OrthoCellix is able to enter the market. They may obtain patent protection or other intellectual property rights that allow them to develop and commercialize their products before OrthoCellix and could limit OrthoCellix’s ability to develop or commercialize NeoCart.

In addition, OrthoCellix’s ability to compete may be affected in many cases by insurers or other third-party payors’ coverage decisions.

Many of the companies against which OrthoCellix is competing against or which OrthoCellix may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than OrthoCellix. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of OrthoCellix’s competitors. Early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with OrthoCellix in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for NeoCart.

If third-party payors do not reimburse patients for NeoCart, if approved, or if reimbursement levels are set too low for OrthoCellix to sell NeoCart at a profit, OrthoCellix’s ability to successfully commercialize NeoCart, if approved, and OrthoCellix’s results of operations will be harmed.

OrthoCellix’s ability to successfully commercialize NeoCart, if approved, will depend in part on the extent to which coverage and adequate reimbursement for NeoCart will be available in a timely manner from third-party payors, including governmental healthcare programs such as Medicare and Medicaid, commercial health insurers, and managed care organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, determine which medications and surgeries they will cover and establish reimbursement levels. Reimbursement decisions by particular third-party payors depend upon a number of factors, including each third-party payor’s determination that use of a product is:

●	a covered benefit under its health plan;
●	appropriate and medically necessary for the specific condition or disease;
●	cost effective; and
●	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for NeoCart from government authorities or other third-party payors may be a time consuming and costly process that could require OrthoCellix to provide supporting scientific, clinical, and cost-effectiveness data, including expensive pharmacoeconomic studies beyond the data required to obtain marketing approval, for the use of NeoCart to each government authority or other third-party payor. OrthoCellix may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement.

Third-party payors may deny reimbursement for NeoCart if they determine that it was not used in accordance with cost-effective diagnosis methods, as determined by the third-party payor, or was used for an unapproved indication. Third-party payors also may refuse to reimburse for procedures and devices deemed to be experimental. Third-party payors may also limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for repairing knee cartilage injuries in adults.

Please see the section titled “OrthoCellix’s Business — Government Regulation and Product Approval — Coverage and Reimbursement” beginning on page 314 of this proxy statement/prospectus for a more detailed description of the third-party payor coverage and reimbursement concerns that may affect OrthoCellix’s ability to operate.

As an organization, OrthoCellix has limited experience in the development, manufacturing, distribution, or commercialization of a biological product candidate.

OrthoCellix has limited experience in the development of product candidates and have never undertaken the manufacturing, distribution, or commercialization, and OrthoCellix may be unable to obtain regulatory authorization or approval. Additionally, development of an effective product candidate depends on the success of OrthoCellix’s and OrthoCellix’s partner’s manufacturing capabilities, which OrthoCellix will initially be reliant upon Ocugen for. In addition, the development and manufacture of NeoCart may prove to be particularly complex. Further, OrthoCellix may be unable to effectively create a supply chain for NeoCart that will adequately support demand. OrthoCellix may also face challenges with sourcing a sufficient amount of raw materials to support the demand for NeoCart.

Risks Related to OrthoCellix’s Dependence on Third Parties

OrthoCellix expects to rely on third parties to conduct, supervise, and monitor a Phase 3 clinical trial OrthoCellix may initiate for NeoCart, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of the clinical trial or failing to comply with regulatory requirements.

OrthoCellix expects to rely on third parties, such as CMOs, clinical data management organizations, medical and scientific institutions, and clinical and preclinical investigators, and others to conduct, supervise, and monitor a Phase 3 clinical trial for NeoCart. OrthoCellix may have to negotiate budgets and contracts with such third parties, and if OrthoCellix is unsuccessful or if the negotiations take longer than anticipated, this could result in delays to NeoCart’s development timeline and increased costs.

While OrthoCellix expects to have agreements governing the activities of such third parties, OrthoCellix will have limited influence and control over their actual performance and activities. Third-party service providers are not OrthoCellix’s employees, and except for remedies available to OrthoCellix under agreements with such third parties, OrthoCellix cannot control whether or not they devote sufficient time and resources to the Phase 3 clinical trial. Nevertheless, OrthoCellix will be responsible for ensuring that each of the clinical trial is conducted in accordance with the applicable protocol and legal, regulatory, and scientific standards, and OrthoCellix’s reliance on third parties will not relieve OrthoCellix of OrthoCellix’s regulatory responsibilities. For example, OrthoCellix will remain responsible for ensuring that the Phase 3 clinical trial is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA and comparable foreign regulatory authorities require OrthoCellix to comply with GCPs for conducting, recording, and reporting the results of the clinical trial to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. The FDA enforces these GCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites, and IRBs.

OrthoCellix’s failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require OrthoCellix to repeat a clinical trial, which would delay the regulatory approval process for NeoCart. Moreover, OrthoCellix’s business may be implicated if any of these third parties violate federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

If these third parties upon which OrthoCellix depends do not successfully carry out their contractual duties, meet expected deadlines, conduct the clinical trial in accordance with regulatory requirements or OrthoCellix’s stated protocols, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to OrthoCellix’s protocols, regulatory requirements, or for other reasons:

●	OrthoCellix, OrthoCellix’s CMOs, or other third-party collaborators may be subject to regulatory enforcement or other legal actions;
●	the data generated in a clinical trial may be deemed unreliable and a clinical trial may need to be repeated, extended, delayed, or terminated;
●	OrthoCellix may need to identify new CMOs with which to partner for the supply of NeoCart;
●	OrthoCellix may not be able to obtain, or may be delayed in obtaining, marketing approvals for NeoCart; or
●	OrthoCellix may not be able to, or may be delayed in OrthoCellix’s efforts to, successfully commercialize NeoCart, if approved.

OrthoCellix cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that a Phase 3 clinical trial will comply with the applicable regulatory requirements. To the extent OrthoCellix is unable to successfully identify and manage the performance of third-party service providers in the future, OrthoCellix’s business may be materially and adversely affected. As a result, OrthoCellix’s results of operations and the commercial prospects for NeoCart would be harmed, OrthoCellix’s costs could increase, and OrthoCellix’s ability to generate revenues from NeoCart could be delayed.

OrthoCellix’s reliance on third parties for a future Phase 3 clinical trial for NeoCart would entail additional risks. OrthoCellix’s third-party service providers may have relationships with other entities, some of which may be OrthoCellix’s competitors, for whom they may also be conducting clinical trials or other therapeutic development activities that could harm OrthoCellix’s competitive position. In addition, OrthoCellix will be required to report certain financial interests of OrthoCellix’s third-party investigators if these relationships exceed certain financial thresholds or meet other criteria. The FDA or comparable foreign regulatory authorities may question the integrity of the data from those clinical trials conducted by investigators who may have conflicts of interest. Lastly, OrthoCellix would be required to register certain clinical trials and post the results of certain completed clinical trials on a government-sponsored database, clinicaltrials.gov, within specified timeframes. Failure to do so can result in enforcement actions and adverse publicity.

Agreements with third parties conducting or otherwise assisting with NeoCart’s clinical study might terminate for a variety of reasons, including a failure to perform by the third parties. If any of OrthoCellix’s relationships with these third parties terminate, OrthoCellix may not be able to enter into arrangements with alternative providers or do so on commercially reasonable terms. Switching or adding additional third parties involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, if OrthoCellix needs to enter into alternative arrangements, it could delay NeoCart’s development and adversely affect OrthoCellix’s business. Though OrthoCellix intends to carefully manage OrthoCellix’s relationships with third parties, there can be no assurance that OrthoCellix will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on OrthoCellix’s business, financial condition, prospects, and results of operations.

OrthoCellix will also rely on other third parties to store and distribute NeoCart for the Phase 3 clinical trial. Any performance failure on the part of OrthoCellix’s distributors could delay development, marketing approval, or commercialization of NeoCart, if approved, producing additional losses and depriving OrthoCellix of potential revenue derived from NeoCart.

OrthoCellix will be substantially dependent on Ocugen for the manufacturing of NeoCart and support of general and administrative functions of the NeoCart program. If Ocugen fails to produce NeoCart pursuant to the terms of contractual arrangements with OrthoCellix or fails to comply with stringent regulations applicable to biotechnology manufacturers, OrthoCellix may face delays in the development and commercialization of, or be unable to meet demand for, NeoCart, if approved, and may lose potential revenues.

OrthoCellix is expected to enter into a transition services agreement with Ocugen (“TSA”) pursuant to which Ocugen will provide, or cause its affiliates to provide, OrthoCellix with certain services to help facilitate an orderly transition of the NeoCart program. See “OrthoCellix Manufacturing Agreement” and “Agreements Related to the Merger — OrthoCellix Transition Services Agreement” on page 210 for more information on the terms of the TSA. OrthoCellix is also expected to enter a Manufacturing and Supply Agreement with Ocugen (the “OrthoCellix Manufacturing Agreement”) for the manufacturing of NeoCart. Ocugen completed renovating an existing facility into a cGMP facility to support clinical study and initial commercial launch in support of NeoCart manufacturing for Phase 3 clinical trial material. This facility is needed to generate a patient-specific NeoCart implant from chondrocytes derived from a knee biopsy. See “Agreements Related to the Merger — OrthoCellix Manufacturing Agreement” on page 210 for more information on the terms of the OrthoCellix Manufacturing Agreement.

OrthoCellix will rely on Ocugen and may rely on other third-party CMOs to manufacture some of NeoCart’s supplies and may rely on third-parties for future Phase 3 clinical trial supplies and, if approved, will rely on Ocugen and other third-party CMOs to manufacture NeoCart. There can be no assurance that OrthoCellix’s clinical development, and, if approved, commercial product supplies for NeoCart will not be limited or interrupted, including as a result of impacts of current macroeconomic and geopolitical events, increasing rates of inflation, rising interest rates, or that OrthoCellix’s product supplies will be of satisfactory quality or continue to be available at acceptable prices.

As with the third parties on which OrthoCellix relies or expects to rely on for its Phase 3 clinical trial or possible future clinical trials for NeoCart, OrthoCellix has agreements governing the activities of Ocugen as a manufacturer but has limited influence and control over Ocugen’s actual performance and activities. Ocugen employees are not OrthoCellix’s employees, and except for remedies available to OrthoCellix under OrthoCellix’s agreements with Ocugen, OrthoCellix cannot control whether or not Ocugen devotes sufficient time and resources to OrthoCellix’s manufacturing requirements. If Ocugen does not successfully carry out its contractual duties, meet expected deadlines or manufacture NeoCart in accordance with regulatory requirements, and if there are disagreements between OrthoCellix and Ocugen, clinical development or marketing approval of NeoCart could be delayed.

The manufacture of biotechnology products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of therapeutics often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel, and compliance with strictly enforced federal, state, and foreign regulations. If Ocugen were to encounter any of these difficulties and were unable to perform as agreed, OrthoCellix’s ability to provide NeoCart to patients in OrthoCellix’s Phase 3 clinical trial and for commercial use, if approved, would be jeopardized.

In addition, any manufacturers of NeoCart must comply with cGMP requirements enforced by the FDA that are applicable to both finished products and their active components used for both clinical and commercial supply. The FDA enforces these requirements through its facilities inspection program. Ocugen must be approved by the FDA pursuant to inspections that will be conducted after OrthoCellix submits OrthoCellix’s marketing applications to the agency. Ocugen will also be subject to continuing FDA and other regulatory authority inspections should OrthoCellix receive marketing approval. Further, OrthoCellix, in cooperation with OrthoCellix’s CMOs, must supply all necessary CMC documentation to the FDA in support of a marketing application on a timely basis.

The cGMP requirements include quality control, quality assurance, and the maintenance of records and documentation. Ocugen may be unable to comply with OrthoCellix’s specifications, cGMP requirements, and with other FDA, state, and foreign regulatory requirements. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. If Ocugen or future CMOs cannot successfully manufacture material that conforms to OrthoCellix’s specifications and the strict regulatory requirements of the FDA or other regulatory authorities, they will not be able to secure or maintain regulatory approval for their manufacturing facilities. Any such deviations may also require remedial measures that may be costly and/or time-consuming for OrthoCellix or a third party to implement and that may include the temporary or permanent suspension of the Phase 3 clinical trial, once started, or commercial sales or the temporary or permanent closure of a facility. Any resulting delays in NeoCart’s compliance with the applicable regulatory requirements may result in delays to clinical trials, and NeoCart’s approval and commercialization. It may also require that OrthoCellix conduct additional studies.

While OrthoCellix is ultimately responsible for the manufacture of NeoCart, other than through OrthoCellix’s contractual arrangements, OrthoCellix has little control over OrthoCellix’s manufacturers’ compliance with these regulations and standards. A failure to comply with the applicable regulatory requirements may result in regulatory enforcement actions against OrthoCellix’s manufacturers or OrthoCellix, including fines and civil and criminal penalties, including imprisonment, suspension or restrictions of production, injunctions, delays, withdrawal or denial of NeoCart’s approval, clinical holds or termination of clinical studies, warning or untitled letters, Form 483s, regulatory authority communications warning the public about safety issues with the product, refusal to permit the import or export of the products, product seizure, detention, or recall, operating restrictions, suits under the civil FCA, corporate integrity agreements, or consent decrees. Depending on the severity of any potential regulatory action, OrthoCellix’s clinical or commercial supply could be interrupted or limited, which could have a material adverse effect on OrthoCellix’s business.

Any problems or delays OrthoCellix experience in preparing for commercial-scale manufacturing of NeoCart, including manufacturing validation, may result in a delay in FDA approval or commercial launch, if approved, of NeoCart or may impair OrthoCellix’s ability to manufacture commercial quantities or such quantities at an acceptable cost, which could result in the delay, prevention, or impairment of commercialization of NeoCart and could adversely affect OrthoCellix’s business.

If OrthoCellix needs to identify and retain alternative CMOs for any reason, the technical skills required to manufacture NeoCart may be unique or proprietary to Ocugen and OrthoCellix may have difficulty, or there may be contractual restrictions prohibiting OrthoCellix from, transferring such skills to a back-up or alternate supplier, or OrthoCellix may be unable to transfer such skills at all. In addition, if OrthoCellix is required to change CMOs for any reason, OrthoCellix will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. OrthoCellix will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce NeoCart according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CMO could negatively affect OrthoCellix’s ability to develop NeoCart or commercialize it in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of NeoCart that such CMO owns independently. This would increase OrthoCellix’s reliance on such CMO or require OrthoCellix to obtain a license from such CMO in order to have another CMO manufacture NeoCart.

OrthoCellix or OrthoCellix’s third-party manufacturers may also encounter shortages in the materials necessary to produce NeoCart in the quantities needed for a Phase 3 clinical trial or, if NeoCart is approved, in sufficient quantities for commercialization.

OrthoCellix’s Phase 3 clinical trial will require a patient-specific NeoCart implant from chondrocytes derived from a knee biopsy. OrthoCellix, Ocugen, or future third-party manufacturers may also encounter shortages in the raw materials, therapeutic substances, or active pharmaceutical ingredients necessary to produce NeoCart in the quantities needed for the clinical trial or, if NeoCart is approved, in sufficient quantities for commercialization or to meet an increase in demand. Such shortages may occur for a variety of reasons, including capacity constraints, delays or disruptions in the market, and shortages caused by the purchase of such materials by OrthoCellix’s competitors or others. OrthoCellix, Ocugen, or future third-party manufacturers’ failure to obtain the raw materials, therapeutic substances, or active pharmaceutical ingredients necessary to manufacture sufficient quantities of NeoCart may cause the manufacturers to fail to deliver the required commercial quantities of NeoCart on a timely basis and at commercially reasonable prices. If such failure occurs, OrthoCellix would likely be unable to meet the demand for NeoCart, if approved, and OrthoCellix would lose potential revenues.

The number of available, qualified third-party manufacturers is limited, and if OrthoCellix is compelled to locate an alternative manufacturing partner, NeoCart’s activities and commercialization could be delayed and additional expense would be incurred.

There are a limited number of manufacturers that operate under cGMP regulations, that are both capable of manufacturing for OrthoCellix and willing to do so, and therefore NeoCart may compete with other products and product candidates for access to manufacturing facilities. Moreover, because NeoCart must be manufactured under sterile conditions, the number of manufacturers who can meet this requirement is even more limited. Initially, Ocugen will be the exclusive manufacturer of NeoCart. If Ocugen, or the third parties that OrthoCellix engages in the future to manufacture NeoCart, if approved, or components thereof, for commercial sale or for Phase 3 clinical trial materials OrthoCellix expects to initiate in the future, should cease to continue to do so for any reason (including the termination of OrthoCellix’s agreements with such manufacturers, which can occur for a variety of reasons, or the bankruptcy of such manufacturers), it would be difficult to obtain a suitable alternative manufacturer. OrthoCellix would likely experience delays in obtaining sufficient quantities of NeoCart for OrthoCellix to meet commercial demand or to advance OrthoCellix’s clinical trials while OrthoCellix identifies and qualifies replacement suppliers. Any change in OrthoCellix’s manufacturers could be costly because the commercial terms of any new arrangement could be less favorable and because the expenses relating to the transfer of necessary technology and processes could be significant.

If the FDA or a comparable foreign regulatory authority inspects the facilities for the manufacture of NeoCart and finds that they are not in compliance with cGMP regulations now or in the future, OrthoCellix may need to find alternative manufacturing facilities. Any new manufacturers would need to either obtain or develop the necessary manufacturing know-how, and obtain the necessary equipment and materials, which may take substantial time and investment. OrthoCellix must also receive FDA approval for the use of any new manufacturers for commercial supply. Any such developments would significantly impact OrthoCellix’s ability to develop, obtain, and maintain regulatory authorization or approval for or market NeoCart, if approved.

The number of available third-party facilities may also be further limited by natural disasters, such as pandemics, floods, fire, or such facilities could face manufacturing issues, such as contamination or regulatory findings following a regulatory inspection of such facility. In such instances, an appropriate replacement third-party relationship may not be readily available to OrthoCellix or on acceptable terms, which would cause additional delays and increased expense and may have a material adverse effect on OrthoCellix’s business.

OrthoCellix faces potential product liability exposure, and if successful claims are brought against OrthoCellix, OrthoCellix may incur substantial liability for NeoCart and may have to limit OrthoCellix’s commercialization.

The use of NeoCart in clinical trials and the future sale of NeoCart, if OrthoCellix obtains regulatory approval, exposes OrthoCellix to the risk of product liability claims. Product liability claims might be brought against OrthoCellix by consumers, healthcare providers, pharmaceutical or biotechnology companies, or others selling or otherwise coming into contact with NeoCart. For example, OrthoCellix may be sued if NeoCart causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing, or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, or a breach of warranties. Claims could also be asserted under state consumer protection acts. If OrthoCellix cannot successfully defend itself against these claims, OrthoCellix will incur substantial liabilities or be required to limit development or commercialization of NeoCart. Even successful defense would require significant financial and management resources. Regardless of merit or eventual outcome, liability claims may result in:

●	loss of revenue from decreased demand for NeoCart;
●	impairment of OrthoCellix’s business reputation or financial stability;
●	costs of related litigation;

●	substantial monetary awards to patients or other claimants;
●	exhaustion of any available insurance and OrthoCellix’s capital resources;
●	diversion of management attention;
●	withdrawal of clinical trial participants and potential termination of clinical trial sites or entire clinical programs;
●	the inability to commercialize NeoCart;
●	significant negative media attention;
●	decrease in OrthoCellix’s stock price;
●	initiation of investigations and enforcement actions by regulators; or
●	recalls, withdrawals, revocation of approvals, or labeling, marketing, or promotional restrictions.

OrthoCellix may need to obtain and increase OrthoCellix’s insurance coverage as OrthoCellix continues to conduct OrthoCellix’s clinical trials. OrthoCellix will need to further increase OrthoCellix’s insurance coverage if OrthoCellix commences commercialization of NeoCart, if approved. Insurance coverage is increasingly expensive. OrthoCellix may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. On occasion, large judgments have been awarded in class action lawsuits based on therapeutics that had unanticipated side effects. OrthoCellix’s insurance policies also have various exclusions, and OrthoCellix may be subject to a product liability claim for which OrthoCellix has no coverage. A successful product liability claim or series of claims brought against OrthoCellix and, if judgments exceed OrthoCellix’s insurance coverage, could decrease OrthoCellix’s cash and adversely affect OrthoCellix’s business and OrthoCellix’s prospects.

OrthoCellix may seek to collaborate with third parties for the development or commercialization of OrthoCellix’s product candidates. OrthoCellix may not be successful in establishing or maintaining collaborative relationships, any of which could adversely affect OrthoCellix’s ability to develop and commercialize OrthoCellix’s product candidates.

In the future, OrthoCellix may seek to enter into additional collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of other product candidates. OrthoCellix may utilize a variety of types of collaboration, distribution, and other marketing arrangements with third parties to develop and commercialize OrthoCellix’s product candidates, both inside and outside the United States. In particular, OrthoCellix may enter into arrangements with third parties to perform certain services in the United States or other countries if OrthoCellix does not establish OrthoCellix’s own sales, marketing, and distribution capabilities in such countries, or if OrthoCellix determines that such third-party arrangements are otherwise beneficial. OrthoCellix may also consider potential collaborative partnership opportunities for sales, marketing, distribution, development, or licensing or broader collaboration arrangements, including with mid-size and large pharmaceutical companies, regional and national pharmaceutical companies, and biotechnology companies.

The success of OrthoCellix’s current and future collaboration arrangements will depend heavily on the efforts and activities of OrthoCellix’s collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to collaboration arrangements. Accordingly, with respect to any such arrangements with any third parties, OrthoCellix will likely have limited control over the amount and timing of resources that OrthoCellix’s collaborators dedicate to the development or commercialization of OrthoCellix’s product candidates. OrthoCellix’s ability to generate revenues from these arrangements will depend in part on OrthoCellix’s collaborator’s abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Moreover, disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercialization of the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Moreover, collaborations with pharmaceutical companies and other third parties are often terminated or allowed to expire. Any such termination or expiration would adversely affect OrthoCellix financially and could harm OrthoCellix’s business reputation.

OrthoCellix’s current and future collaborations may pose a number of additional risks, including the following:

●	collaborators may not pursue development of product candidates and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;
●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;
●	collaborators could fail to make timely regulatory submissions for a product candidate;
●	collaborators may not comply with all applicable regulatory requirements or may fail to report safety data in accordance with all applicable regulatory requirements, which could subject them or OrthoCellix to regulatory enforcement actions;
●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with OrthoCellix’s product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than OrthoCellix’s;
●	product candidates discovered in collaboration with OrthoCellix may be viewed by OrthoCellix’s collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of OrthoCellix’s product candidates;
●	a collaborator with marketing and distribution rights to one or more of OrthoCellix’s product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product candidate or product;
●	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation, or the preferred course of development, might cause delays or termination of the research, development, or commercialization of product candidates, might lead to additional responsibilities for OrthoCellix with respect to product candidates, or might result in litigation or arbitration, any of which would be time consuming and expensive;
●	collaborators may not properly maintain or defend OrthoCellix’s intellectual property rights or may use OrthoCellix’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate OrthoCellix’s intellectual property or proprietary information or expose OrthoCellix to potential litigation;
●	collaborators may infringe the intellectual property rights of third parties or fail to maintain intellectual property rights which they license to OrthoCellix, which may expose OrthoCellix to litigation and potential liability; and
●	collaborations may be terminated for the convenience of the collaborator and, if terminated, OrthoCellix could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of OrthoCellix’s product candidates in the most efficient manner, or at all. If any collaborations do not result in the successful development and commercialization of OrthoCellix’s product candidates or if one of OrthoCellix’s collaborators subsequently terminates OrthoCellix’s agreement with OrthoCellix, OrthoCellix may not receive any future research funding, milestone, or royalty payments under the collaboration, as applicable. If OrthoCellix does not receive the funding OrthoCellix expects under the agreements, OrthoCellix’s development of OrthoCellix’s product candidates could be delayed, and OrthoCellix may need additional resources to develop OrthoCellix’s product candidates and OrthoCellix’s product platform. All of the risks relating to product development, regulatory approval, and commercialization described in this report also apply to the activities of OrthoCellix’s collaborators.

Additionally, if any collaborator of OrthoCellix’s is involved in a business combination, the collaborator might de-emphasize or terminate development or commercialization of any product candidate licensed to them by OrthoCellix. If one of OrthoCellix’s collaborators terminates its agreement with OrthoCellix, OrthoCellix may find it more difficult to attract new collaborators and OrthoCellix’s reputation in the business and financial communities could be adversely affected.

Risks Related to OrthoCellix’s Business and Operations

In order to successfully implement its plans and strategies, OrthoCellix will need to grow the size of its organization and it may experience difficulties in managing this growth.

OrthoCellix expects to experience significant growth in the number of its employees and the scope of its operations, particularly in the areas of preclinical and clinical drug development, technical operations, clinical operations and regulatory affairs. To manage its anticipated future growth, OrthoCellix must continue to implement and improve its managerial, operational and financial personnel and systems, expand its facilities and continue to recruit and train additional qualified personnel. Due to OrthoCellix’s limited financial resources and the limited experience of its management team working together in managing a company with such anticipated growth, OrthoCellix may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel.

OrthoCellix will be highly dependent on its key personnel and anticipates hiring new key personnel. If OrthoCellix is not successful in attracting and retaining highly qualified personnel, it may not be able to successfully implement its business strategy.

OrthoCellix’s ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. OrthoCellix will be highly dependent on its managerial, scientific and medical personnel, including its Chief Executive Officer and other key members of its leadership team. Although OrthoCellix intends to enter into employment agreements with its future executive officers, each of them will be able to terminate their employment with OrthoCellix at any time. OrthoCellix does not maintain “key person” insurance for any of its officers, and in the future, may not maintain “key person” insurance for any of its executives or employees. The loss of the services of OrthoCellix’s executive officers or other key employees could in the future impede the achievement of its research, development and commercialization objectives and seriously harm its ability to successfully implement its business strategy. Furthermore, replacing executive officers and key personnel may be difficult and may take an extended period of time. If OrthoCellix does not succeed in attracting and retaining qualified personnel, it could materially adversely affect OrthoCellix’s business, financial condition and results of operations. OrthoCellix could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in OrthoCellix’s employee recruitment and retention efforts.

OrthoCellix’s future growth may depend, in part, on its ability to operate in foreign markets, where OrthoCellix would be subject to additional regulatory burdens and other risks and uncertainties.

OrthoCellix’s future growth may depend, in part, on its ability to develop and commercialize its product candidates, if approved, in foreign markets for which OrthoCellix may rely on collaboration with third parties. OrthoCellix is not permitted to market or promote any of its product candidates before OrthoCellix receives regulatory approval from the applicable foreign regulatory authority, and may never receive such regulatory approval for any of its product candidates. To obtain separate regulatory approval in many other countries, OrthoCellix must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of OrthoCellix’s product candidates, if approved, and OrthoCellix cannot predict success in these jurisdictions. If OrthoCellix fails to comply with the regulatory requirements in international markets and receive applicable regulatory approvals, OrthoCellix’s target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed and its business will be adversely affected. Moreover, even if OrthoCellix obtains approval of its product candidates and ultimately commercializes its product candidates in foreign markets, OrthoCellix would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and reduced protection of intellectual property rights in some foreign countries.

OrthoCellix’s employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CMOs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

OrthoCellix is exposed to the risk that its employees, independent contractors, consultants, commercial collaborators, principal investigators, clinical research organizations, CMOs, suppliers and vendors acting for or on OrthoCellix’s behalf may engage in misconduct or other improper activities. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to OrthoCellix that violates FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare laws and regulations, and laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to OrthoCellix’s reputation. OrthoCellix will adopt a code of conduct, which will become effective as of the closing of the Merger, but it is not always possible to identify and deter misconduct by these parties and the precautions OrthoCellix takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting OrthoCellix from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.

OrthoCellix is subject to stringent and changing laws, regulations and standards, and contractual obligations relating to privacy, data protection, and data security. The actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), fines and sanctions, private litigation and/or adverse publicity and could negatively affect OrthoCellix’s operating results and business.

OrthoCellix, and third parties who OrthoCellix works with are or may become subject to numerous domestic and foreign laws, regulations, and standards relating to privacy, data protection, and data security, the scope of which is changing, subject to differing applications and interpretations, and may be inconsistent among countries, or conflict with other rules. In addition, OrthoCellix is or may become subject to the terms of contractual obligations related to privacy, data protection, and data security. OrthoCellix’s obligations may also change or expand as its business grows. The actual or perceived failure by OrthoCellix or third parties related to OrthoCellix to comply with such laws, regulations and obligations could increase OrthoCellix’s compliance and operational costs, expose OrthoCellix to regulatory scrutiny, actions, fines and penalties, result in reputational harm, lead to a loss of customers, result in litigation and liability, and otherwise cause a material adverse effect on OrthoCellix’s business, financial condition, and results of operations. Please see the section titled “OrthoCellix’s Business — Government Regulation and Product Approval — Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations” beginning on page 311 of this proxy statement/prospectus for a more detailed description of the laws that may affect OrthoCellix’s ability to operate.

If OrthoCellix fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of OrthoCellix’s business.

OrthoCellix is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. OrthoCellix’s operations may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. In addition, OrthoCellix may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair OrthoCellix’s research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

OrthoCellix may be subject to adverse legislative or regulatory tax changes that could negatively impact its financial condition.

The rules governing U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect OrthoCellix’s sole stockholder or OrthoCellix. OrthoCellix assesses the impact of various tax reform proposals and modifications to existing tax treaties in all jurisdictions where OrthoCellix has operations to determine the potential effect on OrthoCellix’s business and any assumptions it has made about OrthoCellix’s future taxable income. OrthoCellix cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on OrthoCellix’s business if they were to be enacted. For example, the United States enacted the Inflation Reduction Act of 2022, which implements, among other changes, a one percent excise tax on certain stock buybacks, and on July 4, 2025, the OBBBA was signed into law and made significant changes to U.S. federal income tax law. Such changes, among others, may adversely affect OrthoCellix’s effective tax rate, results of operation and general business condition.

OrthoCellix may acquire businesses, product candidates or products, or form strategic alliances, in the future, and may not realize the benefits of such acquisitions.

OrthoCellix may acquire additional businesses or products, form strategic alliances, or create joint ventures with third parties that OrthoCellix believes will complement or augment its existing business. If OrthoCellix acquires businesses with promising markets or technologies, it may not be able to realize the benefit of acquiring such businesses if OrthoCellix is unable to successfully integrate them with its existing operations and company culture. OrthoCellix may encounter numerous difficulties in developing, manufacturing and marketing any new product candidates or products resulting from a strategic alliance or acquisition that delay or prevent OrthoCellix from realizing their expected benefits or enhancing OrthoCellix’s business. There is no assurance that, following any such acquisition, OrthoCellix will achieve the synergies expected in order to justify the transaction, which could result in a material adverse effect on OrthoCellix’s business and prospects.

Risks Related to OrthoCellix’s Intellectual Property

As with all patent prosecution, there is no guarantee of obtaining and maintaining patent protection for NeoCart. In addition, there is no guarantee that the scope of the patent protection obtained is sufficiently broad or enforceable, to prevent OrthoCellix’s competitors from developing and commercializing technology and products similar or identical to NeoCart. Furthermore, OrthoCellix’s ability to successfully commercialize NeoCart may be impaired due to circumstances that may be out of OrthoCellix’s control.

OrthoCellix’s success depends in large part on OrthoCellix’s ability to obtain and maintain patent protection in the United States and other countries, with respect to OrthoCellix’s proprietary technology related to NeoCart. As of July 21, 2025, OrthoCellix has 17 issued United States patents (two of which are licensed from Purpose Co., Ltd. (“Purpose”)), four pending United States patent applications, 20 issued or registered foreign patents (two of which are licensed from Purpose), and eight pending foreign patent applications related to NeoCart. Its patent portfolio encompasses foreign jurisdictions such as the United Kingdom, France, Belgium, Switzerland, Germany, Ireland, Luxembourg, Monaco, Canada and Japan.

The patent prosecution process is expensive and time-consuming, and OrthoCellix may not have filed, maintained, or prosecuted and OrthoCellix may not be able to file, maintain, and prosecute all necessary or desirable patents or patent applications at a reasonable cost or in a timely manner. In some cases, OrthoCellix may not be able to or it may be difficult to timely identify patentable aspects of OrthoCellix’s research and development output to obtain patent protection.

The patent position of pharmaceutical and biotechnology companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. As a result, the further issuance, scope, validity, enforceability, and commercial value of OrthoCellix’s patent rights are uncertain. OrthoCellix’s pending and future patent applications related to NeoCart may fail to result in issued patents in the United States or in other foreign countries which may impact protection of NeoCart, or which may effectively prevent others from commercializing it. In addition, the laws of foreign countries may not protect OrthoCellix’s rights to the same extent as the laws of the United States, and the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, unlike patent law in the United States, European patent law precludes the patentability of methods of treatment of the human body and imposes substantial restrictions on the scope of claims it will grant. In addition, unlike the United States the European Patent Office typically limits the claims to those commensurate in scope with specifically disclosed embodiments. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after the earliest priority date, or in some cases not at all. Therefore, OrthoCellix cannot be certain whether OrthoCellix or OrthoCellix’s licensors were the first to make the inventions claimed in OrthoCellix’s owned or licensed patents or pending patent applications, or that OrthoCellix or OrthoCellix’s licensors were the first to file for patent protection of such inventions. Databases for patents and publications, and methods for searching them, are inherently limited so OrthoCellix may not know the full scope of all issued and pending patent applications. As a result, the issuance, scope, validity, enforceability, and commercial value of OrthoCellix’s patent rights related to NeoCart are uncertain. OrthoCellix’s pending and future patent applications may not result in patents being issued, thereby limited protection of NeoCart, in whole or in part, or allowing a third party to commercialize competitive technologies or products. In particular, during prosecution of any patent application, the issuance of any patents based on the application may depend upon OrthoCellix’s ability to generate additional preclinical or clinical data that support the patentability of OrthoCellix’s proposed claims. OrthoCellix may not be able to generate sufficient additional data on a timely basis, or at all. Moreover, changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of OrthoCellix’s patents or narrow the scope of OrthoCellix’s patent protection.

Even if OrthoCellix’s owned and licensed patent applications issue as patents, they may not issue in a form that will provide OrthoCellix with any commercially meaningful protection for NeoCart, prevent competitors from competing with OrthoCellix, or otherwise provide OrthoCellix with any competitive advantage. OrthoCellix’s competitors may be able to circumvent OrthoCellix’s owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. In addition, in order to practice OrthoCellix’s owned or licensed patents, OrthoCellix may need to license additional patents to commercialize NeoCart in certain territories.

The issuance of a patent is not conclusive as to OrthoCellix’s inventorship, ownership, scope, validity, or enforceability of NeoCart, and OrthoCellix’s owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit OrthoCellix’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of NeoCart.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of OrthoCellix’s patent applications relating to NeoCart and the enforcement or defense of OrthoCellix’s issued patents relating to NeoCart.

In 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was signed into law. The Leahy-Smith Act includes a number of significant changes to the United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, became effective in 2013. The first to file provisions limit the rights of an inventor to patent an invention if the inventor is not the first to file an application for patenting that invention. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of OrthoCellix’s four pending United States patent applications and eight pending foreign patent applications related to NeoCart and the enforcement or defense of OrthoCellix’s 17 issued United States patents and 20 issued or registered foreign patents related to NeoCart, which could have a material adverse effect on OrthoCellix’s business, financial condition, results of operations, and prospects. For example, the Leahy-Smith Act created a new administrative tribunal known as the Patent Trial and Appeals Board (“PTAB”), that provides a venue for any third parties to challenge the validity of patents at a cost that is significantly lower than district court litigation and on timelines that are much faster. Although it is not clear what, if any, long term impact the PTAB proceedings will have on the operation of OrthoCellix’s business, the outcome of patent challenge proceedings before the PTAB since its inception in 2013 have resulted in the invalidation of many United States patents. The availability of the PTAB as a lower-cost, faster, and potentially more potent tribunal for challenging patents could therefore increase the likelihood that OrthoCellix’s own patents will be challenged, thereby increasing the uncertainties and costs of maintaining, defending, and enforcing them.

If OrthoCellix is not able to obtain patent term extension for NeoCart in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, OrthoCellix’s business may be materially harmed.

Depending upon the timing, duration, and specifics of FDA marketing approval of NeoCart, one of the United States patents covering NeoCart or the use thereof may be eligible for up to five years of patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act allows a maximum of one patent to be extended per FDA approved product to account for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it, or a method for manufacturing it may be extended. Patent term extension also may be available in certain foreign countries upon regulatory approval of NeoCart. Nevertheless, OrthoCellix may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than OrthoCellix requests.

If OrthoCellix is unable to obtain patent term extension or restoration, or the term of any such extension is less than OrthoCellix requests, the period during which OrthoCellix will have the right to exclusively market NeoCart will be shortened. In such cases, OrthoCellix’s competitors will likely obtain approval of competing products, including NOVOCART 3D, sooner than OrthoCellix might have anticipated, which may have a negative impact on OrthoCellix’s revenue.

Further, for OrthoCellix’s licensed patents, OrthoCellix does not have the right to control prosecution, including filing with the USPTO, a petition for patent term extension under the Hatch-Waxman Act. Thus, if one of OrthoCellix’s licensed patents is eligible for patent term extension under the Hatch-Waxman Act, OrthoCellix may not be able to control whether a petition to obtain a patent term extension is filed, or obtained, from the USPTO.

OrthoCellix may become involved in lawsuits to protect or enforce the 20 issued or registered foreign patents, and eight pending foreign patent applications related to NeoCart, which could be expensive, time-consuming, and unsuccessful.

NeoCart’s competitors, including Vericel Corporation’s MACI and Aesculap Biologics, LLC’s NOVOCART 3D, and other third parties may infringe, misappropriate, or otherwise violate OrthoCellix’s rights to owned and licensed patents or other intellectual property related to NeoCart. As a result, to discourage, prevent, or counter infringement, misappropriation, or unauthorized use, OrthoCellix may be required to file infringement or misappropriation claims or other intellectual property related proceedings, which can be expensive and time-consuming. Any claims OrthoCellix asserts against perceived infringers could provoke such parties to assert counterclaims against OrthoCellix alleging that OrthoCellix infringed their patents or that OrthoCellix’s asserted patents are invalid. In addition, in a patent infringement or other intellectual property related proceeding, a court may decide that a patent of OrthoCellix’s is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that OrthoCellix’s patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of OrthoCellix’s patents at risk of being invalidated, held unenforceable, or interpreted narrowly.

OrthoCellix may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in other contested proceedings such as opposition, derivation, reexamination, inter partes review, post-grant review, or interference proceedings in the United States or elsewhere, challenging OrthoCellix’s patent rights or the patent rights of others. An adverse determination in any such submission, proceeding, or litigation could invalidate or reduce the scope of OrthoCellix’s patent rights, allow third parties to commercialize OrthoCellix’s technology or NeoCart and compete directly with OrthoCellix, without payment to OrthoCellix, or result in OrthoCellix’s inability to manufacture or commercialize NeoCart without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by OrthoCellix’s intellectual property is threatened, it could dissuade companies from collaborating with OrthoCellix to license, develop, or commercialize NeoCart.

Third parties may initiate legal proceedings alleging that NeoCart infringes, misappropriates, or otherwise violates their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of OrthoCellix’s business.

Part of OrthoCellix’s commercial success depends upon OrthoCellix’s ability to develop, manufacture, market, and sell NeoCart and use OrthoCellix’s proprietary technologies without infringing or otherwise violating the intellectual property and other proprietary rights of third parties. There is a considerable amount of intellectual property litigation in the biotechnology and pharmaceutical industries. OrthoCellix may become party to, or threatened with, claims by a third party for use, misappropriation, or infringement of their intellectual property rights regarding NeoCart’s technology. Claims of use, misappropriation, or infringement of intellectual property rights may arise from competitors or even from entities that may have patents but do not use or practice their patent. OrthoCellix’s own patent portfolio may have no deterrent effect on entities that do not use of practice their own patent. Moreover, OrthoCellix may become party to future adversarial proceedings or litigation regarding the 17 issued United States patents, four pending United States patent applications, 20 issued or registered foreign patents, and eight pending foreign patent applications related to NeoCart, or the patents of third parties. Such proceedings could also include contested post-grant proceedings such as oppositions, inter partes review, reexamination, interference, or derivation proceedings before the USPTO or foreign patent offices.

The legal threshold for initiating litigation or contested proceedings is low, so even lawsuits or proceedings with a low probability of success might be initiated by a third party, which will require significant resources from OrthoCellix to defend. Litigation and contested proceedings can be expensive and time-consuming, and OrthoCellix’s adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than OrthoCellix does. The risks of being involved in such litigation and proceedings may increase as NeoCart nears commercialization and as OrthoCellix gains the greater visibility associated with being a public company. Third parties may assert infringement claims against OrthoCellix based on NeoCart’s existing patents or patents that may be granted in the future. OrthoCellix may not be aware of all such intellectual property rights potentially relating to NeoCart and their uses. Thus, OrthoCellix does not know with certainty that NeoCart does not and will not infringe or otherwise violate any third party’s intellectual property.

If NeoCart is found to infringe or otherwise violate a third party’s intellectual property rights, OrthoCellix could be required to obtain a license from such third party to continue developing and marketing NeoCart. However, OrthoCellix may not be able to obtain any required license on commercially reasonable terms or at all. Even if OrthoCellix is able to obtain a license, it could be non-

exclusive, thereby giving OrthoCellix’s competitors access to the same technologies licensed to OrthoCellix and could require OrthoCellix to make substantial licensing and royalty payments. OrthoCellix could be forced, including by court order, to cease commercializing or practicing the infringing technology or product. In addition, OrthoCellix could be found liable for monetary damages, including treble damages and attorneys’ fees if OrthoCellix is found to have willfully infringed a patent, and could be forced to indemnify OrthoCellix’s customers or collaborators. A finding of infringement could also result in an injunction that prevents OrthoCellix from commercializing NeoCart or forces OrthoCellix to cease some of OrthoCellix’s business operations related to NeoCart, which could materially harm OrthoCellix’s business. In addition, OrthoCellix may be forced to redesign NeoCart, seek new regulatory approvals, and indemnify third parties pursuant to contractual agreements.

Obtaining and maintaining patent protection for NeoCart depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and OrthoCellix’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance, renewal, and annuity fees on any issued patent must be paid to the USPTO and foreign patent agencies in several stages or annually over the lifetime of OrthoCellix’s 17 issued United States patents, four pending United States patent applications, 20 issued or registered foreign patents, and eight pending foreign patent applications related to NeoCart. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If OrthoCellix, Purpose, or other future licensors fail to maintain the patents and patent applications covering NeoCart, it would have a material adverse effect on OrthoCellix’s business.

If OrthoCellix fails to comply with OrthoCellix’s obligations in OrthoCellix’s license, development or collaboration agreements, including its agreement with Purpose, OrthoCellix could lose rights that are important to OrthoCellix’s business.

OrthoCellix’s agreements, including the Purpose Agreement (as defined herein) under which OrthoCellix licenses certain of OrthoCellix’s patent rights and a significant portion of the technology for NeoCart imposes royalty and other financial and performance obligations. OrthoCellix may also enter into additional licensing and funding arrangements with third parties that may impose diligence, development, and commercialization timelines and milestone payment, royalty, insurance, and other obligations. If OrthoCellix fails to comply with OrthoCellix’s obligations under the Purpose Agreement or its other license, development or collaboration agreements, or any future license and collaboration agreements, OrthoCellix’s counterparties may have the right to terminate these agreements, in which event OrthoCellix might not be able to develop, manufacture, or market any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could diminish the value of NeoCart. Termination of these agreements or reduction or elimination of OrthoCellix’s rights under these agreements may result in OrthoCellix having to negotiate new or reinstated agreements with less favorable terms or cause OrthoCellix to lose OrthoCellix’s rights under these agreements, including OrthoCellix’s rights to important intellectual property or technology.

In addition, the Purpose Agreement and OrthoCellix’s other license, development and collaboration agreements are complex, and as with any agreements certain provisions in such agreement may be susceptible to different interpretations by the parties. The resolution of any contract interpretation disagreement that may arise could narrow what OrthoCellix believes to be the scope of OrthoCellix’s rights to the relevant intellectual property and technology or increase what OrthoCellix believes to be OrthoCellix’s financial or other obligations under any such agreement, either of which could have a material adverse effect on OrthoCellix’s business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that OrthoCellix has licensed prevent or impair OrthoCellix’s ability to maintain the Purpose Agreement or its other license, development and collaboration agreements on commercially acceptable terms, OrthoCellix may be unable to successfully develop and commercialize NeoCart, which could have a material adverse effect on OrthoCellix’s business, financial conditions, results of operations, and prospects.

OrthoCellix may not be able to protect OrthoCellix’s intellectual property and proprietary rights related to NeoCart throughout the world.

Filing additional patents or prosecuting and defending OrthoCellix’s current patents in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect OrthoCellix’s rights to the same extent as the laws of the United States. Consequently, OrthoCellix may not be able to prevent third parties from practicing regenerative cell therapy in all countries outside the United States, or from selling or importing products made using OrthoCellix’s regenerative cell therapy technology in and into the United States or other jurisdictions. Competitors may use OrthoCellix’s regenerative cell therapy technology in jurisdictions where OrthoCellix has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where OrthoCellix has patent protection or licenses, but enforcement is not as strong as that in the United States. These products may compete with NeoCart, and OrthoCellix’s NeoCart patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for OrthoCellix to stop the infringement of OrthoCellix’s NeoCart patents or marketing of competing products in violation of OrthoCellix’s intellectual property and proprietary rights generally. Proceedings to enforce OrthoCellix’s intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert OrthoCellix’s efforts, resources, and attention from other aspects of OrthoCellix’s business, could put OrthoCellix’s patents at risk of being invalidated or interpreted narrowly, could put OrthoCellix’s patent applications at risk of not being issued, or could provoke third parties to assert claims against OrthoCellix. OrthoCellix may not prevail in any lawsuits that OrthoCellix initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, OrthoCellix’s efforts to enforce OrthoCellix’s intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that OrthoCellix develops or licenses.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If OrthoCellix or Purpose are forced to grant a license to third parties with respect to any patents relevant to OrthoCellix’s business, OrthoCellix’s competitive position may be impaired, and OrthoCellix’s business, financial condition, results of operations, and prospects may be adversely affected.

Intellectual property litigation or other legal proceedings relating to intellectual property could cause OrthoCellix to spend substantial resources and distract OrthoCellix’s personnel from their normal responsibilities.

Even if resolved in OrthoCellix’s favor, litigation or other legal proceedings relating to intellectual property claims may cause OrthoCellix to divert significant resources or incur significant expenses and could distract OrthoCellix’s technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of OrthoCellix’s common stock. Such litigation or proceedings could substantially increase OrthoCellix’s operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. OrthoCellix may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of OrthoCellix’s competitors may be able to sustain the costs and resources of such litigation or proceedings more effectively than OrthoCellix because of their greater financial resources and may also have an advantage in such proceedings due to their more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on OrthoCellix’s ability to compete in the marketplace.

If OrthoCellix is unable to protect the confidentiality of OrthoCellix’s trade secrets, OrthoCellix’s business and competitive position would be harmed.

In addition to seeking patents for OrthoCellix’s technology and product candidates, OrthoCellix also relies on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain OrthoCellix’s competitive position. OrthoCellix seeks to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as OrthoCellix’s employees, corporate collaborators, outside scientific collaborators, CMOs, consultants, advisors, and other third parties. OrthoCellix also enters into confidentiality and invention or patent assignment agreements with OrthoCellix’s employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose OrthoCellix’s proprietary information, including OrthoCellix’s trade secrets, and OrthoCellix may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, many jurisdictions, both foreign and domestic, are less willing or unwilling to protect trade secrets. Moreover, if any of OrthoCellix’s trade secrets were to be lawfully obtained or independently developed by a competitor, OrthoCellix would have no right to prevent them from using or disclosing such information to compete with OrthoCellix. If any of OrthoCellix’s trade secrets were to be legally obtained by or independently developed by a competitor, OrthoCellix’s competitive position would be harmed.

Risks Related to Legal and Compliance Matters

If OrthoCellix fails to maintain proper and effective internal control over financial reporting, OrthoCellix’s ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in OrthoCellix’s financial reporting, and the trading price of OrthoCellix’s common stock may decline.

Pursuant to Section 404 of Sarbanes-Oxley, OrthoCellix’s management is required to report upon the effectiveness of OrthoCellix’s internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by OrthoCellix’s management in internal control over financial reporting. The rules governing the standards that must be met for management to assess OrthoCellix’s internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. If OrthoCellix is unable to conclude that OrthoCellix’s internal control over financial reporting is effective, investors may lose confidence in OrthoCellix’s financial reporting and the trading price of OrthoCellix’s common stock may decline.

OrthoCellix continues to implement measures designed to improve OrthoCellix’s internal controls over financial reporting. Failure to implement and maintain effective internal control over financial reporting or a material weakness in OrthoCellix’s internal control over financial reporting could result in an increased probability of fraud, litigation from OrthoCellix’s shareholder, reduction in OrthoCellix’s ability to obtain financing, and require additional expenditures to remediate. Additionally, if OrthoCellix is unable to conclude that OrthoCellix’s internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of OrthoCellix’s financial reports, the market price of OrthoCellix’s common stock could decline, and OrthoCellix could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities. Failure to remedy any material weakness in OrthoCellix’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict OrthoCellix’s future access to the capital markets.

OrthoCellix may in the future be subject to securities litigation, which is expensive and could divert management attention.

OrthoCellix may become subject to additional securities class action lawsuits in the future. This risk is especially relevant for OrthoCellix because life sciences companies have experienced significant stock price volatility in recent years.

The cost of defending against these types of claims against OrthoCellix or the ultimate resolution of such claims, whether by settlement or adverse court decision, may divert management’s attention and harm OrthoCellix’s business. Further, potential claimants may be encouraged to bring lawsuits based on a settlement from OrthoCellix or adverse court decisions against OrthoCellix. OrthoCellix cannot currently assess the likely outcome of such lawsuits, but the commencement and/or resolution of such lawsuits (particularly if the outcome were negative), could have a material adverse effect on OrthoCellix’s reputation, results of operations, financial condition, and cash flows. They could also cause a decline in the market price of OrthoCellix’s common stock.

If OrthoCellix fails to comply with federal and state healthcare laws, including fraud, abuse, and health and other information privacy and security laws, OrthoCellix could face substantial penalties and OrthoCellix’s business, financial condition, results of operations, and prospects could be adversely affected.

As a biotechnology company, OrthoCellix is subject to many federal and state healthcare laws, such as the federal Anti-Kickback Statute, the federal civil and criminal FCA, the civil monetary penalties statute, the Medicaid Drug Rebate (“MDR”) statute and other price reporting requirements, the Veterans Healthcare Administration, HIPAA, the FCPA, the ACA, and similar state laws. OrthoCellix may also be subject to laws regarding transparency (such as the Physician Payments Sunshine Act) and patient privacy laws. Even though OrthoCellix does not and will not control referrals of healthcare services or bills directly to Medicare, Medicaid, or other third-party payors, certain federal and state healthcare laws, and regulations pertaining to fraud and abuse, reimbursement programs, government procurement, and patients’ rights are and will be applicable to OrthoCellix’s business.

It is possible that governmental authorities will conclude that OrthoCellix’s business practices may not comply with current or future statutes, regulations, or case law involving applicable fraud, abuse, or other healthcare laws and regulations. If OrthoCellix’s operations are found to be in violation of any federal or state healthcare law, or any other governmental laws or regulations that applies to OrthoCellix, OrthoCellix may be subject to penalties, including civil, criminal, and administrative penalties, damages, fines, imprisonment, disgorgement, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from participation in the United States federal or state health care programs, corporate integrity agreements, and the curtailment or restructuring of OrthoCellix’s operations, any of which could materially adversely affect OrthoCellix’s ability to operate OrthoCellix’s business and OrthoCellix’s financial results. Although an effective compliance program can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security, reimbursement, and fraud laws may prove costly. Any action against OrthoCellix for the violation of these laws, even if OrthoCellix successfully defends against it, could cause OrthoCellix to incur significant legal expenses and divert OrthoCellix management’s attention from the operation of OrthoCellix’s business.

Please see the section titled “OrthoCellix’s Business — Government Regulation and Product Approval — Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations” beginning on page 311 of this proxy statement/prospectus for a more detailed description of the laws that may affect OrthoCellix’s ability to operate.

Healthcare legislative or regulatory reform measures may have a negative impact on OrthoCellix’s business and results of operations.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system. The United States government, state legislatures, and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription products. In recent years, Congress has considered reductions in Medicare reimbursement levels for products administered by physicians.

The ACA substantially changed the way healthcare is financed by both governmental and private insurers and significantly impacts the pharmaceutical industry. The ACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. There have been significant ongoing administrative, executive, and legislative efforts to modify or eliminate the ACA. The ACA has also been subject to challenges in the courts. Further, other legislative changes have been proposed and adopted since the passage of the ACA.

Additional changes to and under the ACA remain possible, but it is unknown what form any such changes or any law proposed to replace or revise the ACA would take, and how or whether it may affect OrthoCellix’s business in the future. OrthoCellix expects that changes to the ACA, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate prices and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing, or other legislation in individual states, could have a material adverse effect on the healthcare industry.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

OrthoCellix expects that additional federal, state, and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement, and reduced demand for OrthoCellix’s products, once approved, or additional pricing pressures.

Please see the section titled “OrthoCellix’s Business — Government Regulation and Product Approval — Healthcare Reform Measures” beginning on page 315 of this proxy statement/prospectus for a more detailed description of the laws that may affect OrthoCellix’s ability to operate.

OrthoCellix’s internal computer systems or those of OrthoCellix’s development collaborators, third-party CMOs, or other contractors or consultants may fail or suffer cybersecurity incidents, data breaches, or other disruptions, which could result in a material disruption of OrthoCellix’s product development programs and cause OrthoCellix’s business and operations to suffer.

OrthoCellix’s internal computer systems and those of OrthoCellix’s CMOs and other contractors and consultants are vulnerable to cybersecurity incidents or data breaches and damage from computer viruses, unauthorized access, ransomware, social engineering attacks (including phishing attacks), natural disasters, terrorism, war, and telecommunication and electrical failures. While OrthoCellix has not experienced any material system failure, accident, or cybersecurity incident or data breach to date, OrthoCellix, like other companies in its industry, have experienced, and may in the future continue to experience, threats and cybersecurity incidents relating to OrthoCellix’s and OrthoCellix’s third-party vendors’ information systems. If a material event were to occur and cause interruptions in OrthoCellix’s operations, it could result in a material disruption of OrthoCellix’s business operations and product candidate development and, if any of OrthoCellix’s product candidates are approved, commercialization programs. Likewise, OrthoCellix intends to rely on third parties to manufacture OrthoCellix’s product candidates and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on OrthoCellix’s business and operations. To the extent that any disruption or cybersecurity incident or other data breach were to result in a loss of, or damage to, OrthoCellix’s data or applications, or inappropriate disclosure of confidential or proprietary information, OrthoCellix could incur liability, the further development and commercialization of OrthoCellix’s product candidates could be delayed, and OrthoCellix’s reputation could be harmed.

Additionally, OrthoCellix’s business processes personal data, including some data related to health. When conducting clinical trials, OrthoCellix faces risks associated with collecting trial participants’ data, especially health data, in a manner consistent with applicable laws and regulations. OrthoCellix also faces risks inherent in handling large volumes of data and in protecting the security of such data. OrthoCellix could be subject to attacks on OrthoCellix’s systems by outside parties or fraudulent or inappropriate behavior by OrthoCellix’s service providers or employees. Third parties may also gain access to OrthoCellix’s systems using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, or other means, and may use such access to obtain personal data. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, OrthoCellix may be unable to anticipate these techniques or implement adequate preventative measures.

Any failure by OrthoCellix or OrthoCellix’s service providers, collaborators, consultants, contractors or partners to detect, prevent, respond to or mitigate data breaches or cybersecurity incidents, compromises, or improper access to, use of, or inappropriate disclosure of any of this information or other confidential or sensitive information, including patients’ personal data, or the perception that any such failure has occurred, could result in claims, litigation, regulatory investigations and other proceedings, significant liability under state, federal and international law, and other financial, legal or reputational harm to OrthoCellix, including class action lawsuits from affected individuals. Further, such failures or perceived failures could result in liability and a material disruption of OrthoCellix’s development programs and OrthoCellix’s business operations, which could lead to significant delays or setbacks in OrthoCellix’s research, delays to commercialization of OrthoCellix’s product candidates, lost revenues or other adverse consequences, any of which could have a material adverse effect on OrthoCellix’s business, results of operations, financial condition, prospects and cashflow. For example, the loss or alteration of clinical trial data from future clinical trials could result in delays in OrthoCellix’s regulatory approval efforts and significantly increase OrthoCellix’s costs to recover or reproduce the data.

Cybersecurity incidents or data breaches could subject OrthoCellix to individual or consumer class action litigation and governmental investigations and proceedings by federal, state, and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil and/or criminal liability. Additionally, applicable laws and regulations relating to privacy, data protection or cybersecurity, external contractual commitments and internal privacy and security policies may require OrthoCellix to notify relevant stakeholders if there has been a cybersecurity incident or data breach, including affected individuals, business partners and regulators. Such disclosures are costly, and the disclosures or any actual or alleged failure to comply with such requirements could lead to a materially adverse impact on the business, including negative publicity, a loss of confidence in OrthoCellix’s services or security measures by OrthoCellix’s business partners or breach of contract claims. There can be no assurance that the limitations of liability in OrthoCellix’s contracts would be enforceable or adequate or would otherwise protect OrthoCellix from liabilities or damages if OrthoCellix fails to comply with applicable data protection laws, privacy policies or other data protection obligations related to information cybersecurity incidents, compromises, or security breaches. Further, although OrthoCellix intends to obtain cyber liability insurance, this insurance may not provide adequate coverage against potential liabilities related to any cybersecurity incident or data breach.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of OrthoCellix’s product candidates.

The United States Supreme Court’s June 2024 decision in Loper Bright Enterprises v. Raimondo overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper decision could result in additional legal challenges to regulations and guidance issued by federal agencies, including the FDA, on which OrthoCellix relies. Any such legal challenges, if successful, could have a material impact on OrthoCellix’s business. Additionally, the Loper decision may result in increased regulatory uncertainty, inconsistent judicial interpretations, and other impacts to the agency rulemaking process, any of which could adversely impact OrthoCellix’s business and operations. OrthoCellix cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action or as a result of legal challenges, either in the United States or abroad. If OrthoCellix is slow or unable to adapt to changes in existing requirements or adoption of new requirements or policies, or if OrthoCellix is not able to maintain regulatory compliance, OrthoCellix’s business could be materially harmed.

OrthoCellix’s future employees, independent contractors, consultants, commercial partners, principal investigators, or CMOs may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on OrthoCellix’s business.

OrthoCellix is exposed to the risk of employee fraud or other misconduct. Misconduct by future employees, independent contractors, consultants, commercial partners, manufacturers, investigators, or CMOs could include intentional, reckless, negligent, or unintentional failures to (i) comply with FDA regulations or other similar regulatory requirements, (ii) comply with manufacturing standards, including cGMP requirements, (iii) comply with applicable fraud and abuse laws, (iv) comply with federal and state data privacy, security, fraud and abuse, and other healthcare laws and regulations in the United States and abroad, (v) provide accurate information to the FDA, (vi) properly calculate pricing information required by federal programs, (vii) comply with federal procurement rules or contract terms, (viii) report financial information or data accurately, or (ix) disclose unauthorized activities to OrthoCellix. This misconduct could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to OrthoCellix’s reputation.

It is not always possible to identify and deter this type of misconduct, and the precautions OrthoCellix takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting OrthoCellix from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.

If any such actions are instituted against OrthoCellix, and OrthoCellix is not successful in defending itself or asserting its rights, those actions could have a significant impact on OrthoCellix’s business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if OrthoCellix becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of OrthoCellix’s operations, any of which could adversely affect OrthoCellix’s ability to operate OrthoCellix’s business and OrthoCellix’s results of operations.

OrthoCellix faces risks related to OrthoCellix’s collection and use of data, which could result in investigations, inquiries, litigation, fines, legislative and regulatory action, and negative press about OrthoCellix’s privacy and data protection practices.

As OrthoCellix’s operations and business grow, OrthoCellix may become subject to or be affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities, including various domestic and international privacy and security regulations. The legislative and regulatory landscape for privacy and data protection continues to evolve. In the United States, at the federal level, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Through executive and legislative action, the federal government has also taken steps to restrict data transactions involving certain sensitive data categories — including health data, genetic data, and biospecimens — with persons affiliated with China, Russia, and other countries of concern.

In addition, certain U.S. states have adopted privacy and security laws and regulations that may be more stringent than applicable federal law. For example, the CCPA, which took effect on January 1, 2020, established a comprehensive privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. The California Privacy Rights Act of 2020 (“CPRA”), effective January 1, 2023, expanded the CCPA’s requirements, including expanding consumers’ rights with respect to certain sensitive personal information, broadening the application of the CCPA to personal information of business representatives and employees and establishing a new regulatory agency to implement and enforce the law. While clinical trial data and information governed by HIPAA are currently exempt from the current version of the CCPA, other personal information may be applicable and possible changes to the CCPA may broaden its scope.

Similar laws have been passed in numerous other states. Other states have proposed new privacy laws which, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. The existence of comprehensive privacy laws in different states in the country would make OrthoCellix’s compliance obligations more complex and costly and may increase the likelihood that OrthoCellix may be subject to enforcement actions or otherwise incur liability for noncompliance. There are also states that are specifically regulating health information. For example, Washington’s My Health My Data Act (“WMHMDA”), which went into effect March 31, 2024, regulates the collection and sharing of health information. WMHMDA also has a private right of action, which further increases the relevant compliance risk. Connecticut and Nevada have also passed similar laws regulating consumer health data. In addition, other states have proposed and/or passed legislation that regulates the privacy and/or security of certain specific types of information. For example, a small number of states have passed laws that regulate biometric data specifically. These various privacy and security laws may impact OrthoCellix’s business activities, including OrthoCellix’s identification of research subjects, relationships with business partners and ultimately the marketing and distribution of OrthoCellix’s products. State laws are changing rapidly and there have been discussions in the United States Congress of a new comprehensive federal data privacy law to which OrthoCellix may likely become subject, if enacted.

OrthoCellix may also in the future be subject to data protection laws and regulations of other jurisdictions, such as the GDPR. The GDPR in the EU and the UK, which have been incorporated into their respective laws, impose stringent requirements on the processing of health and other sensitive data. These requirements encompass: (i) providing information to individuals regarding data processing activities; (ii) ensuring a legal basis or condition applies to the processing of personal data and, where applicable, obtaining consent from individuals to whom the data processing relates; (iii) responding to data subject requests; (iv) imposing requirements to notify the competent national data protection authorities and data subjects of personal data breaches; (v) implementing safeguards in connection with the security and confidentiality of the personal data; (vi) accountability requirements; and (vii) taking certain measures when engaging third-party processors. In the event that OrthoCellix is subject to or affected by privacy and data protection laws, including the CCPA, CPRA, or GDPR and other domestic or international privacy and data protection laws, OrthoCellix may expend significant resources to comply with such laws, and any liability from failure to comply with the requirements of these laws could adversely affect OrthoCellix’s financial condition.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants and legal advisors, which are likely to increase over time. In addition, such requirements may require OrthoCellix to modify OrthoCellix’s data processing practices and policies, utilize management’s time and/or divert resources from other initiatives and projects. Any failure or perceived failure by OrthoCellix to comply with any applicable federal, state or foreign laws and regulations relating to data privacy and security could result in damage to OrthoCellix’s reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject OrthoCellix to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on OrthoCellix’s business, financial condition, results of operations and prospects.

OrthoCellix is subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws, and other laws governing OrthoCellix’s operations. If OrthoCellix fails to comply with these laws, OrthoCellix could be subject to civil or criminal penalties, other remedial measures and legal expenses, or be precluded from developing, manufacturing, and selling certain products outside the United States, which could adversely affect OrthoCellix’s business, results of operations, and financial condition.

If OrthoCellix expands its operations outside of the United States, OrthoCellix must dedicate additional resources to comply with anti-corruption laws, including the Bribery Act, the FCPA, and other anti-corruption laws that apply to countries where OrthoCellix does business and may do business in the future. The Bribery Act, FCPA, and these other laws generally prohibit OrthoCellix, OrthoCellix’s officers, and OrthoCellix’s employees and intermediaries from bribing, being bribed, or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage.

Compliance with the FCPA, in particular, is expensive and difficult, particularly in countries in which corruption is a recognized problem. The FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

OrthoCellix may in the future operate in jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and OrthoCellix may participate in collaborations and relationships with third parties whose actions could potentially subject OrthoCellix to liability under the Bribery Act, FCPA, or local anti-corruption laws. OrthoCellix is also subject to other laws and regulations governing OrthoCellix’s international operations, including the Trade Control Laws. In addition, various laws, regulations, and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-United States nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If OrthoCellix expands its presence outside of the United States, it will require OrthoCellix to dedicate additional resources to comply with these laws, and these laws may preclude OrthoCellix from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit OrthoCellix’s growth potential and increase OrthoCellix’s development costs.

If OrthoCellix is not in compliance with the Bribery Act, the FCPA, and other anti-corruption laws or Trade Control Laws, OrthoCellix may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on OrthoCellix’s business, financial condition, results of operations, and liquidity. The SEC also may suspend or bar issuers from trading securities on the United States exchanges for violations of the FCPA’s accounting provisions. Any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control Laws by U.K., the United States, or other authorities could also have an adverse impact on OrthoCellix’s reputation, OrthoCellix’s business, results of operations, and financial condition.

The use of new and evolving technologies, such as artificial intelligence, in OrthoCellix’s business may result in spending material resources and presents risks and challenges that can impact OrthoCellix’s business including by posing security and other risks to OrthoCellix’s confidential and/or proprietary information, including personal information, and as a result OrthoCellix may be exposed to reputational harm and liability

OrthoCellix may use and integrate artificial intelligence into OrthoCellix’s business processes, and this innovation presents risks and challenges that could affect its adoption, and therefore OrthoCellix’s business. If OrthoCellix enables or offers solutions that draw controversy due to perceived or actual negative societal impact, OrthoCellix may experience brand or reputational harm, competitive harm or legal liability. The use of certain artificial intelligence technology can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement. Additionally, OrthoCellix expects to see increasing government and supranational regulation related to artificial intelligence use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area. For example, the EU’s Artificial Intelligence Act (“AI Act”) — the world’s first comprehensive AI law — which entered into force on August 1, 2024 and most provisions of which will become effective on August 2, 2026. This legislation imposes significant obligations on providers and deployers of high-risk artificial intelligence systems, and encourages providers and deployers of artificial intelligence systems to account for EU ethical principles in their development and use of these systems. If OrthoCellix develops or uses AI systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. Furthermore, in the U.S., a number of states have proposed and passed laws regulating various uses of AI, and federal regulators have issued guidance affecting the use of AI in regulated sectors.

The rapid evolution of artificial intelligence will require the application of significant resources to design, develop, test and maintain OrthoCellix’s products and services to help ensure that artificial intelligence is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. OrthoCellix’s vendors may in turn incorporate artificial intelligence tools into their offerings, and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these effects could damage OrthoCellix’s reputation, result in the loss of valuable property and information, cause OrthoCellix to breach applicable laws and regulations, and adversely impact OrthoCellix’s business.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about OrthoCellix’s research, product candidates, and the diseases those product candidates and investigational medicines are being developed to treat. Social media practices in the biotechnology industry and the FDA’s regulation of social media continues to evolve. This evolution creates uncertainty and risk of noncompliance with regulations applicable to OrthoCellix’s business, resulting in potential regulatory actions against OrthoCellix. For example, OrthoCellix’s employees or agents may use social media channels to inadvertently provide inaccurate or misleading information about OrthoCellix’s product candidates. If regulators become aware of such disclosures, they may take administrative or enforcement action against OrthoCellix. There is also a risk that third parties will use social media to disseminate inaccurate or misleading information about OrthoCellix or OrthoCellix’s product candidates. If this occurs, OrthoCellix may not be able to adequately defend OrthoCellix’s business or the public’s perception of OrthoCellix or OrthoCellix’s product candidates, particularly given restrictions on what OrthoCellix may say about OrthoCellix’s product candidates prior to FDA approval. If any of these events were to occur or OrthoCellix otherwise fail to comply with applicable regulations, OrthoCellix could incur liability, face regulatory actions, or incur other harm to OrthoCellix’s business.

Evolving expectations around corporate responsibility practices, specifically related to environmental, social and governance (“ESG”) matters, may expose OrthoCellix to reputational and other risks.

Investors, stockholders, customers, suppliers and other third parties are increasingly focusing on ESG and corporate social responsibility endeavors and reporting. Certain institutional investors, investment funds, other influential investors, customers, suppliers and other third parties are also increasingly focused on ESG practices. Companies that do not adapt to or comply with the evolving investor or stakeholder expectations and standards, or which are perceived to have not responded appropriately, may suffer from reputational damage and result in the business, financial condition, and/or stock price of a company being materially and adversely affected. Further, this increased focus on ESG issues may result in new regulations and/or third party requirements that could adversely impact OrthoCellix’s business, or certain shareholders reducing or eliminating their holdings of OrthoCellix’s stock. Additionally, an allegation or perception that OrthoCellix has not taken sufficient action in these areas could negatively harm OrthoCellix’s reputation.

OrthoCellix expects to be a “smaller reporting company” as defined in the Exchange Act, and has elected and expects to elect to take advantage of certain of the scaled disclosures available to smaller reporting companies, including reduced disclosure obligations regarding executive compensation.

OrthoCellix expects be a “smaller reporting company” as defined in the Exchange Act and has elected and expects to elect to take advantage of certain of the scaled disclosures available to smaller reporting companies, including, among other things, providing only two years of audited financial statements. OrthoCellix will remain a smaller reporting company if (1) the market value of OrthoCellix’s common stock held by non-affiliates is less than $250.0 million as of the last business day of the second fiscal quarter, or (2) OrthoCellix’s annual revenues in OrthoCellix’s most recent fiscal year completed before the last business day of OrthoCellix’s second fiscal quarter are less than $100.0 million and the market value of OrthoCellix’s common stock held by non-affiliates is less than $700.0 million as of the last business day of the second fiscal quarter.

Risks Related to the Combined Company

Following the Merger, the Combined Company may be unable to integrate successfully the businesses of Carisma and OrthoCellix and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies which currently operate as independent companies. Following the Merger, the Combined Company will be required to devote significant management attention and resources to integrating its business practices and operations. The Combined Company may fail to realize some or all of the anticipated benefits of the merger, including the benefits anticipated in the Financial Forecasts described under “The Merger-Certain Unaudited Prospective Financial Information,” if the integration process takes longer than expected or is more costly than expected. Potential difficulties the Combined Company may encounter in the integration process include the following:

●	the inability to successfully combine the businesses of Carisma and OrthoCellix in a manner that permits the Combined Company to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

●	creation of uniform standards, controls, procedures, policies and information systems; and
●	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger.

If any of the events described in “Risks Related to Carisma” or “Risks Related to OrthoCellix” occur, those events could cause potential benefits of the Merger not to be realized.

Following completion of the Merger, the Combined Company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to Carisma” and “Risks Related to OrthoCellix.” To the extent any of the events in the risks described in those sections occur, the potential benefits of the Merger may not be realized and the results of operations and financial condition of the Combined Company could be adversely affected in a material way. This could cause the market price of the Combined Company’s common stock to decline.

The market price of the Combined Company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.

The market price of the Combined Company’s common stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the Combined Company’s common stock to fluctuate include:

●	results of clinical trials and preclinical studies of the Combined Company’s product candidates, or those of the Combined Company’s competitors or the Combined Company’s existing or future collaborators;
●	failure to meet or exceed financial and development projections the Combined Company may provide to the public;
●	failure to meet or exceed the financial and development projections of the investment community;
●	if the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;
●	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the Combined Company or its competitors;
●	actions taken by regulatory agencies with respect to the Combined Company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;
●	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the Combined Company’s ability to obtain patent protection for its technologies;
●	additions or departures of key personnel;
●	significant lawsuits, including patent or stockholder litigation;
●	if securities or industry analysts do not publish research or reports about the Combined Company’s business, or if they issue adverse or misleading opinions regarding its business and stock;
●	changes in the market valuations of similar companies;
●	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;
●	sales of securities by the Combined Company or its securityholders in the future;
●	if the Combined Company fails to raise an adequate amount of capital to fund its operations or continued development of its product candidates;
●	trading volume of the Combined Company’s common stock;

●	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;
●	adverse publicity relating to precision medicine product candidates, including with respect to other products in such markets;
●	the introduction of technological innovations or new therapies that compete with the products and services of the Combined Company; and
●	period-to-period fluctuations in the Combined Company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the Combined Company’s common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the Combined Company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the Combined Company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the Combined Company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results, financial condition and cash flows.

If the assets subject to the CVR Agreement are not disposed of in a timely manner, the Combined Company may have to incur time and resources to wind down or dispose of such assets.

In connection with the Merger, Carisma intends to declare a dividend to each person who as of immediately prior to the Effective Time of the Merger was a stockholder of record of Carisma of the right to receive one non-transferable CVR for each then outstanding share of Carisma common stock, each representing the non-transferable contractual right to receive certain contingent payments from the Combined Company upon the occurrence of certain events within agreed time periods. See the section titled “Agreements Related to the Merger- Carisma Contingent Value Rights Agreement” beginning on page 204 of this proxy statement/prospectus. Pursuant to the terms of the CVR Agreement, if the Combined Company is unable to sell the assets subject to the CVR Agreement prior to the two-year anniversary of the Closing Date (as defined in the Merger Agreement), the Combined Company will be responsible for any wind-down costs associated with the termination of such assets within the parameters contained in the CVR Agreement. Further, pursuant to the terms of the CVR Agreement, the holders of Carisma common stock prior to the closing, rather than the holders of the Combined Company’s common stock, are the primary recipients of any net proceeds of the disposition of the assets subject to the CVR Agreement. Absent such CVR Agreement, the Combined Company may have allocated such funds, time and resources to its core programs and the foregoing could be a distraction to the Combined Company’s management and employees. As a result, the Combined Company’s operations and financial condition may be adversely affected.

Our stockholders may not receive any payment on the CVR and the CVR may expire valueless.

At or prior to the Effective Time, Carisma will enter into a the CVR Agreement with a rights agent pursuant to which pre-Merger Carisma common stockholders, subject to the terms and conditions set forth in the CVR Agreement will receive one CVR for each outstanding share of Carisma common stock held by such stockholder on such date.

There can be no assurance any payments will be made with respect to the CVRs. The CVRs will not be transferable, except in the limited circumstances specified in the CVR Agreement, will not have any voting or dividend rights, and will not represent any equity or ownership interest in OrthoCellix, the Combined Company or any constituent party to the Merger Agreement. Accordingly, the right of any of our stockholders to receive any future payment on or derive any value from the CVRs will be contingent solely upon the occurrence of certain events, as outlined in the CVR Agreement, and if no such events are achieved for any reason within the time periods specified in the CVR Agreement, no payments will be made under the CVRs, and the CVRs will expire valueless.

The U.S. federal income tax treatment of the CVRs is unclear, and there can be no assurance that the Internal Revenue Service would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs.

The U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments on, the CVRs, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs. As discussed in the section titled “Agreements Related to the Merger — Carisma Contingent Value Rights Agreement — Material U.S. Federal Income Tax Consequences of the Receipt of CVRs,” Carisma will treat the issuance of the CVRs as a distribution of property with respect to its stock. However, there is no authority directly addressing whether contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to the corporation’s stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. In addition, although Carisma will estimate the value of the CVRs for purposes of reporting the distribution on Form 1099-DIV to Carisma stockholders, the value of the CVRs is uncertain, and the IRS or a court could determine that the value of the CVRs at the time of issuance was higher. In such case, the Carisma stockholders could be treated as having additional income or gain upon receipt of the CVRs as described further in the section titled “Agreements Related to the Merger — Carisma Contingent Value Rights Agreement — Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” beginning on page 205 of this proxy statement/prospectus. Further, notwithstanding Carisma’s position that the receipt of CVRs and the contemplated reverse stock split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the Carisma stockholders’ receipt of the CVRs and the proposed reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to Carisma’s position, which could result in adverse U.S. federal income tax consequences to holders of the CVRs. The tax consequences of such alternative treatments are described below under the section titled “Agreements Related to the Merger — Carisma Contingent Value Rights Agreement — Material U.S. Federal Income Tax Consequences of the Receipt of CVRs,” beginning on page 205 of this proxy statement/prospectus.

The Combined Company may incur losses for the foreseeable future and may never achieve profitability.

The Combined Company may never become profitable, even if it is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The Combined Company will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, is expected to result in substantial increased operating losses for at least the next several years. Even if the Combined Company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

Conflicts of interest may arise between the Combined Company and Ocugen.

Ocugen is currently the sole stockholder of OrthoCellix and immediately following the Merger and the anticipated Concurrent Financing (including Ocugen’s purchase of $5.0 million of common stock in the anticipated Concurrent Financing) is expected to beneficially own 76.7% of the Combined Company’s common stock, on a fully diluted basis and subject to certain assumptions, including, but not limited to, Carisma’s Net Cash as of the closing of the Merger being approximately $0 and an anticipated Concurrent Financing Amount of $25.0 million.

One of the Combined Company’s non-employee directors, Michael Shine, was affiliated with Ocugen as he was formerly an employee. Additionally, Karthik Musunuri, who is expected to serve on the board of directors of the Combined Company, is the son of Shankar Musunuri, the Chief Executive Officer of Ocugen. The remaining members of the Combined Company’s board of directors are not affiliated with Ocugen. The Combined Company’s relationship with Ocugen and OrthoCellix’s non-employee director may create, or may create the appearance of, conflicts of interest when the Combined Company is faced with decisions that could have different implications for Ocugen than the decisions have for the Combined Company. For example, such conflicts may arise in connection with the manufacturing agreement, selection of additional targets, the negotiation of the terms of any future license agreements, the allocation of resources and expenses, the enforcement or defense of intellectual property rights, the pursuit of strategic partnerships or transactions, or the resolution of any disputes that may arise between the Combined Company and Ocugen. These potential conflicts of interest may make it more difficult for the Combined Company to favorably advance the Combined Company’s business interests and may adversely affect the Combined Company’s competitive position, business, financial condition, results of operations and prospects.

If the Combined Company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

The Combined Company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The Combined Company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the Combined Company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the Combined Company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The Combined Company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

The Combined Company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The Combined Company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of NeoCart and the Combined Company’s future product candidates. The Combined Company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could, for example, through the sale of common stock or securities convertible or exchangeable into common stock, significantly dilute the Combined Company’s stockholders’ ownership interests or inhibit the Combined Company’s ability to achieve its business objectives. If the Combined Company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. In addition, any debt financing may subject the Combined Company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Combined Company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the Combined Company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the Combined Company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the Combined Company or its stockholders.

The Combined Company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The Combined Company will incur significant legal, accounting and other expenses as a public company that OrthoCellix did not incur as a private company, including costs associated with public company reporting obligations under the Exchange Act. These executive officers and other personnel of the Combined Company will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the Combined Company complies with all of these requirements. Any changes the Combined Company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the Combined Company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Upon completion of the Merger, failure by the Combined Company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.

Upon completion of the Merger, Carisma, under the new name “OrthoCellix, Inc.,” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements.Pursuant to the Merger Agreement, Carisma and OrthoCellix agreed to reasonably cooperate to seek approval of the listing of the shares of Carisma common stock being issued in the Merger on Nasdaq at or prior to the Effective Time of the Merger. Based on information currently available to Carisma, Carisma anticipates that its stock will be unable to meet the $4.00 minimum bid price initial listing requirement at the closing of the Merger, unless prior to the closing, it effects a reverse stock split. Carisma held a separate special meeting of Carisma stockholders on August 5, 2025, at which Carisma’s stockholders approved an amendment to Carisma’s certificate of incorporation to effect a reverse stock split of Carisma’s issued and outstanding common stock at a ratio of no less than 1-for-10 and no greater than 1-for-50, with the ratio within such range to be determined at the discretion of Carisma’s board of directors, without further approval or authorization of Carisma’s stockholders. There can be no assurance that Carisma’s stock after the reverse stock split will meet the $4.00 minimum bid price initial listing requirement.

In addition, often a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. Following the Merger, if the Combined Company is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the Combined Company that its shares of common stock will not be listed on Nasdaq.

Upon a potential delisting from Nasdaq, if the common stock of the Combined Company is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the Combined Company; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the Combined Company. Also, it may be difficult for the Combined Company to raise additional capital if the Combined Company’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the Combined Company and could have a material adverse effect on the Combined Company.

Once the Combined Company is no longer a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the Combined Company will be subject to additional laws and regulations affecting public companies that will increase the Combined Company’s costs and the demands on management and could harm the Combined Company’s operating results and cash flows.

The Combined Company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the Combined Company file with the SEC, annual, quarterly and current reports with respect to the Combined Company’s business and financial condition as well as other disclosure and corporate governance requirements. However, as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, the Combined Company may take advantage of exemptions from disclosure requirements and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the Combined Company’s periodic reports and proxy statements. In addition, if the Combined Company is a smaller reporting company with less than $100.0 million in annual revenue, it would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Once the Combined Company is no longer a smaller reporting company or otherwise no longer qualifies for these exemptions, the Combined Company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the Combined Company is not able to comply with the requirements in a timely manner or at all, the Combined Company’s financial condition or the market price of the Combined Company’s common stock may be harmed. For example, if the Combined Company or its independent auditor identifies deficiencies in the Combined Company’s internal control over financial reporting that are deemed to be material weaknesses the Combined Company could face additional costs to remedy those deficiencies, the market price of the Combined Company’s stock could decline or the Combined Company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

If the Combined Company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

Provided the Combined Company continues to be listed on Nasdaq, the Combined Company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the Combined Company maintain effective disclosure controls and procedures and internal control over financial reporting. The Combined Company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, OrthoCellix has not been required to document and test its internal controls over financial reporting nor has its management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. Following the Merger, the Combined Company will be required to incur substantial professional fees and internal costs to expand its accounting and finance functions and expend significant management efforts. The Combined Company may experience difficulty in meeting these reporting requirements in a timely manner.

The Combined Company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The Combined Company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the Combined Company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the Combined Company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The unaudited pro forma condensed combined financial information for Carisma and OrthoCellix included in this proxy statement/prospectus are preliminary, and the Combined Company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma financial information for Carisma and OrthoCellix included in this proxy statement/prospectus are presented for illustrative purposes only and is not necessarily indicative of the Combined Company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the period presented. The Combined Company’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial information included in this proxy statement/prospectus. The Exchange Ratio reflected in this proxy statement/prospectus is preliminary. The final Exchange Ratio could differ from the preliminary Exchange Ratio used to prepare the pro forma adjustments. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 361 of this proxy statement/prospectus.

Carisma and OrthoCellix do not anticipate that the Combined Company will pay any cash dividends in the foreseeable future.

The current expectation is that the Combined Company will retain its future earnings, if any, to fund the growth of the Combined Company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the Combined Company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the Combined Company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for shares of OrthoCellix capital stock. An active trading market for the Combined Company’s shares of common stock may never develop or be sustained. If an active market for the Combined Company’s common stock does not develop or is not sustained, it may be difficult for the Combined Company’s stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the Combined Company’s stock price to decline.

If existing securityholders of Carisma and OrthoCellix sell, or indicate an intention to sell, substantial amounts of the Combined Company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the Combined Company could decline. Based on shares outstanding as of July 31, 2025, after giving effect to the estimated Exchange Ratio, the shares of Carisma’s common stock to be issued in the anticipated Concurrent Financing and shares expected to be issued upon completion of the Merger and prior to giving effect to the contemplated reverse stock split, the Combined Company is expected to have outstanding a total of approximately 453,361,102 shares of common stock immediately following the completion of the Merger. Of the shares of common stock, approximately 350,599,227 shares will become available for sale in the public market beginning 180 days after the closing of the Merger as a result of the expiration of lock-up agreements between Carisma and OrthoCellix on the one hand and certain securityholders of Carisma and OrthoCellix on the other hand (and without giving effect to any restrictions on resale under securities laws). All other outstanding shares of common stock, other than shares held by affiliates of the Combined Company and shares of Carisma common stock to be issued in the anticipated Concurrent Financing, will be freely tradable, without restriction, in the public market.

After completion of the Merger, the Combined Company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the Combined Company’s stockholders for approval.

Upon the completion of the Merger, and after giving effect to the issuance of the shares of Carisma common stock in the Merger and in the anticipated Concurrent Financing, it is anticipated that the Combined Company’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 76.7% of the Combined Company’s outstanding shares of common stock subject to certain assumptions, including, but not limited to, Carisma’s Net Cash as of closing being approximately $0 and the anticipated Concurrent Financing Amount of $25.0 million. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the Combined Company’s stockholders for approval, as well as the Combined Company’s management and affairs. For example, these stockholders, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the Combined Company’s assets. This concentration of voting power could delay or prevent an acquisition of the Combined Company on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the Combined Company, its business or its market, its stock price and trading volume could decline.

The trading market for the Combined Company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the Combined Company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of the Combined Company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the Combined Company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and the proceeds from the anticipated Concurrent Financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The Combined Company will have broad discretion over the use of the cash and cash equivalents of the Combined Company and the proceeds from the anticipated Concurrent Financing. You may not agree with the Combined Company’s decisions, and its use of the proceeds may not yield any return on your investment. The Combined Company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the Combined Company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the Combined Company’s cash resources.

The Combined Company’s ability to use NOL carryforwards and other tax attributes may be limited, including as a result of the Merger.

As discussed above, Carisma has incurred losses during its history, and the Combined Company does not expect to become profitable in the near future and may never achieve profitability. As of December 31, 2024, Carisma had federal, state and local NOL carryforwards of approximately $374.7 million, $280.3 million and $65.1 million, respectively. Carisma had approximately $12.6 million and $0.8 million of federal and state research and development credits, respectively, that may be used to offset future taxable income. Under current law, Carisma’s U.S. federal NOLs of $120.0 million incurred in tax years before 2018 begin to expire in 2043, if not utilized. In addition, under current law, Carisma’s U.S. federal NOLs of $254.7 million incurred in tax years beginning after 2017 may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80.0% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, U.S. federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least five percent of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Combined Company’s ability to utilize its NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including, as discussed above, in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the Combined Company earns taxable income, such limitations could result in increased future income tax liability to the Combined Company, and the Combined Company’s future cash flows could be adversely affected.

Unfavorable global economic conditions could adversely affect the Combined Company’s business, financial condition, results of operations or cash flows.

The Combined Company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the Combined Company’s business, including, weakened demand for the Combined Company’s product candidates and the Combined Company’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain the Combined Company’s suppliers, possibly resulting in supply disruption, or cause the Combined Company’s customers to delay making payments for its services. Any of the foregoing could harm the Combined Company’s business and the Combined Company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

Risks Related to Being a Controlled Company

Following the Merger, the Combined Company will be a controlled company within the meaning of the Nasdaq Listing Rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. The stockholders of the Combined Company may not have the same protection afforded to stockholders of companies that are subject to such governance requirements.

After the Merger, Ocugen will continue to control a majority of the voting power of the outstanding shares of the Combined Company’s common stock. As a result, the Combined Company will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these corporate governance standards, a company of which more than 50.0% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:

●	are not required to have a board that is composed of a majority of “independent directors” as defined under the Nasdaq listing rules;
●	are not required to have a compensation committee that is composed entirely of independent directors or have a written charter addressing the committee’s purpose and responsibilities; and
●	are not required to have director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominating and corporate governance committee that is composed entirely of independent directors, and to adopt a written charter or a board resolution addressing the nominations process.

While it is expected that the Combined Company does not initially intend to rely on these exemptions, the Combined Company may opt to utilize these exemptions in the future as long as it remains a controlled company. Accordingly, the Combined Company’s common stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

If the Combined Company ceases to be a “controlled company” in the future, it will be required to comply with the Nasdaq Listing Rules, which may require replacing a number of its directors and may require development of certain other governance-related policies and practices. These and any other actions necessary to achieve compliance with such rules may increase the Combined Company’s legal and administrative costs, will make some activities more difficult, time-consuming, and costly and may also place additional strain on the Combined Company’s personnel, systems and resources.

MARKET PRICE AND DIVIDEND INFORMATION

Carisma’s common stock is currently listed on the Nasdaq Capital Market under the symbol “CARM”.

The closing price of Carisma’s common stock on June 20, 2025, the last day of trading prior to the announcement of the Merger, as reported on the Nasdaq Capital Market, was $0.441 per share. The closing price of Carisma’s common stock on August 28, 2025 as reported on the Nasdaq Capital Market, was $0.2280 per share. OrthoCellix is a private company and OrthoCellix shares are not publicly traded.

Because the market price of Carisma’s common stock is subject to fluctuation, the market value of the shares of the Carisma common stock that OrthoCellix’s sole stockholder will be entitled to receive in the Merger may increase or decrease.

Assuming approval of the Nasdaq Stock Issuance Proposal (Proposal No. 1) by Carisma’s stockholders at the Carisma Special Meeting and successful application for initial listing with Nasdaq, following the consummation of the Merger, Carisma’s common stock is expected to trade on the Nasdaq Capital Market under Carisma’s new name, “OrthoCellix, Inc.”, and new trading symbol “OCLX”.

As of            , 2025, the record date for the Carisma Special Meeting, there were approximately            registered holders of record of Carisma’s common stock. This number does not include stockholders for whom shares are held in “nominee” or “street” name. As of            , 2025, OrthoCellix had one holder of record of OrthoCellix’s common stock. For detailed information regarding the beneficial ownership of certain Carisma and OrthoCellix stockholders, see the sections of this proxy statement/prospectus titled “Principal Stockholders of Carisma” and “Principal Stockholder of OrthoCellix”.

Dividends

Carisma has never declared or paid any cash dividends on its common stock and does not anticipate paying cash dividends on Carisma’s common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the Combined Company’s then-current board of directors and will depend upon a number of factors, including the Combined Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors that the then-current board of directors deems relevant.

OrthoCellix has never paid or declared any cash dividends on its capital stock. If the Merger does not occur, OrthoCellix does not anticipate paying any cash dividends on its capital stock in the foreseeable future, and OrthoCellix intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the OrthoCellix board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors that the OrthoCellix board of directors deems relevant.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements” (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning, among other things, the following:

●	the structure, timing and completion of the Merger;
●	the likelihood of the satisfaction of certain conditions to the completion of the Merger;
●	the expected effects, perceived benefits or opportunities of the Merger and the anticipated Concurrent Financing;
●	the Combined Company’s anticipated listing on Nasdaq after the closing of the Merger;
●	expectations regarding the structure, timing and completion of the anticipated Concurrent Financing, including investment amounts from investors, timing of the closing of the anticipated Concurrent Financing, expected proceeds, expectations regarding the use of proceeds, and impact on ownership structure;
●	expectations regarding the ownership structure of the Combined Company;
●	expectations regarding the CVRs to be granted to Carisma stockholders;
●	the expected executive officers and directors of the Combined Company;
●	the expectations regarding the anticipated Concurrent Financing;
●	each company’s and the Combined Company’s expected cash position at the closing and cash runway of the Combined Company following the Merger and anticipated Concurrent Financing;
●	the future operations of the Combined Company, including research and development activities;
●	the nature, strategy and focus of the Combined Company;
●	the development and commercial potential and potential benefits of any product candidates of the Combined Company, including expectations around market exclusivity and intellectual property protection;
●	anticipated clinical drug development activities and related timelines, including the expected timing for announcement of data and other clinical results;
●	expectations regarding or plans for discovery, preclinical studies, clinical trials and research and development programs, in particular with respect to OrthoCellix’s NeoCart® technology, and any developments or results in connection therewith, including the target product profile of NeoCart®;
●	the anticipated timing of the commencement of and results from those studies and trials;
●	the sufficiency of post-transaction resources to support the advancement of OrthoCellix’s pipeline through certain milestones and the time period over which OrthoCellix’s post-transaction capital resources will be sufficient to fund its anticipated operations;
●	the outcome of any legal proceedings that may be instituted against Carisma, OrthoCellix or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby;
●	the ability of OrthoCellix and the Combined Company to protect their intellectual property rights;
●	the expectations of the Combined Company’s financial performance;

●	the potential paths of the companies if the Merger is not consummated; and
●	the anticipated structure, timing and benefits of the contemplated reverse stock split.

These forward-looking statements should not be relied upon as predictions of future events as Carisma and OrthoCellix cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. In some cases, you can identify forward-looking statements by the use of forward-looking terminology including “could,” “would,” “predicts,” “projects,” “targets,” “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these terms and phrases or other variations of these words and phrases or comparable terminology but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The events and circumstances reflected in forward-looking statements may not be achieved or occur and actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation:

●	the risk that the conditions to the closing of the Merger or the anticipated Concurrent Financing are not satisfied;
●	the failure to timely obtain stockholder approval for the Merger from both Carisma’s stockholders and OrthoCellix’s sole stockholder, if at all;
●	uncertainties as to the timing of the consummation of the Merger and the anticipated Concurrent Financing;
●	risks related to Carisma’s continued listing on Nasdaq until the closing of the Merger;
●	risks related to Carisma’s and OrthoCellix’s ability to manage their operating expenses and their expenses associated with the Merger pending the closing of the Merger, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the Combined Company upon closing and other events and unanticipated spending and costs that could reduce the Combined Company’s cash resources;
●	the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;
●	the risk that the Merger Agreement may be terminated in circumstances that require Carisma or OrthoCellix to pay a termination fee;
●	the risk that as a result of adjustments to the Exchange Ratio, Carisma stockholders and OrthoCellix’s sole stockholder could own more or less of the Combined Company than is currently anticipated;
●	risks related to the market price of Carisma’s common stock relative to the value suggested by the Exchange Ratio;
●	unexpected costs, charges or expenses resulting from the Merger;
●	competitive responses to the Merger;
●	potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger;
●	the possibility that Carisma CVR holders may never receive any proceeds pursuant to the CVR Agreement;
●	the ability of the Combined Company to recognize the anticipated benefits that may be derived from the Merger, including the commercial or market opportunity, including estimates of the number of patients who suffer from the diseases it is targeting may be lower than expected, of the product candidates of the Combined Company;
●	the uncertainties associated with OrthoCellix’s product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials;

●	OrthoCellix’s reliance on the manufacture of product candidates for clinical trials;
●	OrthoCellix’s plans regarding, and its ability to maintain, obtain and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize its programs;
●	risks related to the inability of the Combined Company to obtain sufficient additional capital to continue to advance these product candidates;
●	uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom;
●	risks related to the failure to realize any value from product candidates being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market;
●	the ability to obtain, maintain, and protect intellectual property rights related to product candidates;
●	changes in regulatory requirements and government incentives;
●	competition;
●	legislative, regulatory, political and economic developments beyond the parties’ control;
●	risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the Merger, including with respect to future financial and operating results; and
●	the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of Carisma or the Combined Company, harm the Combined Company’s business and may not be sufficient for insurance coverage to cover all costs and damages.

The foregoing risks should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. Carisma and OrthoCellix can give no assurance that the conditions to the merger will be satisfied. For further discussion of the factors that may cause Carisma, OrthoCellix or the Combined Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Carisma or OrthoCellix to complete the merger and the effect of the merger on the business of Carisma, OrthoCellix and the Combined Company, see the section entitled “Risk Factors” beginning on page 29 of this proxy statement/prospectus.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of Carisma, OrthoCellix or the Combined Company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date of this proxy statement/prospectus. Carisma and OrthoCellix do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future, except as required by law.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 186 of this proxy statement/ prospectus describe the material aspects of the Merger and the Merger Agreement. While Carisma and OrthoCellix believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/ prospectus for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 389 of this proxy statement/prospectus.

Background of the Transaction

Prior to March 2025, Carisma was a clinical-stage cell therapy company focused on using its proprietary cell therapy platform to develop transformative immunotherapies to treat cancer and other serious diseases. During this period, and in furtherance of this strategy, the Carisma board of directors and Carisma’s management would, from time to time, review and discuss Carisma’s business, financial condition, operations and strategic priorities and consider various strategic business initiatives intended to strengthen Carisma’s business and enhance enterprise value. In particular, these discussions included the exploration of strategic relationships, collaborations and partnering opportunities with respect to the advancement and development of its clinical programs.

In October 2024, Carisma received written notice from the Nasdaq Listing Qualifications Department indicating that Carisma no longer satisfied Nasdaq Listing Rule 5450(b)(2)(A), which requires Carisma to maintain a minimum market value of listed securities of $50.0 million for continued listing on the Nasdaq Global Market. In accordance with Nasdaq Listing Rule 5810(c)(3), Nasdaq provided Carisma 180 calendar days, or until April 8, 2025, to regain compliance with the minimum market value rule.

In December 2024, after consideration of Carisma’s current cash runway and operating plan, the Carisma board of directors approved a revised operating plan, which included a reduction in Carisma’s workforce. In connection with the revised operating plan, Carisma elected to cease further development of Carisma’s lead product candidate, CT-0525, based on the Carisma board of directors’ evaluation of the competitive landscape in anti-HER2 treatments, including the impact of recently approved anti-HER2 therapies on HER2 antigen loss/downregulation and the effects on the future development strategy of any anti-HER2 product.

On February 10, 2025, the Carisma board of directors held a meeting by videoconference at which representatives of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), Carisma’s outside counsel, were present. The Carisma board of directors and Carisma management discussed, among other things, Carisma’s efforts to engage in strategic business development and partnering activities and fundraising efforts, including in light of overall market conditions, particularly for biotechnology companies with similarly staged programs. Further, the Carisma board of directors and management discussed the status of discussions with Carisma’s lead partner, Moderna, regarding Carisma’s existing collaboration agreement with Moderna. The Carisma board of directors and Carisma management then discussed potential scenarios in the event that Carisma was unable to consummate a financing or strategic partnership or otherwise was unable to extend its cash runway, particularly in light of the possibility of being delisted from Nasdaq, including a potential need to wind down the regular business operations of the company. The Carisma board of directors directed Carisma management to pursue and effect any necessary arrangements under Carisma’s collaboration with Moderna to preserve the potential for future milestone and royalty payments, and to explore possible strategic or other financing alternatives for further discussion at a subsequent board meeting.

From February 12, 2025 through March 18, 2025, Carisma management engaged in preliminary discussions with multiple potential strategic counterparties, including Party A, a privately held clinical stage biopharmaceutical company, and Party B, a privately held biotechnology company which discussed with Carisma a potential merger transaction with one of Party B’s subsidiaries. Over this period of time, Carisma management became aware of such potential counterparties through a combination of selected outreach to personal contacts of Carisma management and members of the Carisma board of directors and inbound inquiries in response to the Company’s public disclosures, including disclosures of Carisma’s December 2024 operating plan, in both cases with respect to transactions involving all of Carisma and with respect to the monetization of certain of its legacy assets. In particular, on February 12, 2025, Carisma management contacted Party A, a development stage company focused on immunotherapies and based in China and incorporated in the Cayman Islands the executives of whom Carisma management had been familiar with prior to Carisma’s review of alternatives, and who Carisma management had contacted on February 12, 2025, about a potential strategic transaction.

During this time, and as previously disclosed, Carisma management also concluded discussions with Moderna. As a result of those discussions, Moderna nominated additional oncology research targets, such that Moderna had then nominated all oncology research targets under the collaboration agreement for which Carisma had the potential to receive future milestones and royalty payments. In addition, because Carisma would not be conducting any additional research activities under the collaboration agreement, Carisma would not receive any further research funding from Moderna. Moderna also agreed to terminate the in-vivo oncology field exclusivity, which allowed Carisma to pursue in vivo CAR-M programs, outside of the nominated oncology targets and product polypeptides.

On March 18, 2025, the Carisma board of directors held a meeting by videoconference at which representatives of WilmerHale were present. The Carisma board of directors and management discussed, among other things, the status of strategic and financing discussions to date, Carisma’s cash runway, and a potential wind down of the company’s regular business operations, particularly if Carisma was unable to identify an attractive alternative strategic transaction. In particular, the Carisma board of directors and management reviewed discussions to date with Party A as well as its scientific and business profile, and further discussed the status of scientific, legal and financial diligence as well as Party A’s scientific pipeline, cash runway and investor engagement relating to a contemplated financing. Carisma management noted that a non-binding letter of intent from Party A had not yet been received but was anticipated. Carisma management then reviewed with the Carisma board of directors the company’s cash runway and estimates of costs and expenses through the remainder of 2025, noting that Carisma management anticipated that the company had operating cash runway into September 2025. The Carisma board of directors and management also discussed the sale or other monetization of the company’s clinical and other assets, including of its CT-1119 and other intellectual property and other assets, both in connection with a wind down of the company and a potential strategic transaction. Carisma management then presented to the Carisma board of directors a revised operating plan to preserve the company’s cash, pursuant to which, among other actions, Carisma would cease all further research and development activities, pursue an orderly wind down of its regular business operations while exploring a range of strategic alternatives with the goal of maximizing enterprise value for Carisma and its stakeholders, and implement a reduction of substantially all of Carisma’s workforce. Following discussion, the Carisma board of directors directed Carisma management to further refine the operating plan and to circulate it following the meeting for final approval. The Carisma board of directors also determined that, once approved, Carisma should publicly announce the revised operating plan and that Carisma was exploring strategic alternatives. The Carisma board also discussed Carisma’s significant cash challenges, market conditions for financings and business combinations, and potential criteria to be considered in selecting a potential business combination partner (particularly the attractiveness of the counterparty’s product candidates and platform and speed and certainty to effect a transaction on Carisma’s required timeline). The Carisma board of directors directed Carisma management to continue engaging in discussions with strategic counterparties and to in parallel preserve cash and prepare for a potential wind down of its regular business operations of the company.

On March 25, 2025, the Carisma board of directors approved by written consent the final operating plan to preserve cash resources. As of March 31, 2025, Carisma had approximately $7.7 million of cash and cash equivalents.

From March 19, 2025 through April 1, 2025, Carisma management engaged in preliminary discussions with various potential strategic counterparties, including Party A and Party B. During this period, Carisma management engaged, and through the date hereof continues to engage, in discussions with various counterparties regarding potential sales, licenses or other monetizations of its existing assets and intellectual property. Over this period of time, Carisma management became aware of such potential counterparties through a combination of selected outreach to personal contacts of Carisma management and members of the Carisma board of directors and inbound inquiries in response to the Company’s public disclosures, including disclosures of Carisma’s December 2024 operating plan and of its March 2025 operating plan and review of strategic alternatives, in each case with respect to transactions involving all of Carisma and with respect to the monetization of certain of its legacy assets. From February 12, 2025 through June 22, 2025, Carisma management had preliminary discussions with 20 potential counterparties and executed non-disclosure agreements with 13. None of these non-disclosure agreements contained a standstill or any “don’t ask / don’t waive” provisions.

On April 1, 2025, Party A submitted a non-binding term sheet proposing to effect a reverse merger with Carisma under various scenarios, including either a transaction with Party A itself (in which case the value of Party A would be $695.0 million) or with ones of its subsidiaries (in which case the value of the subsidiary would be $80.0 million), in each case valuing Carisma at its market value based on a trailing 5-day volume weighted average price determined prior to signing of a transaction agreement. The proposal also specified that Carisma’s net cash at closing must be greater than $0.0. Based on the estimated market value of Carisma as of April 1, 2025 under the methodology set forth in Party A’s non-binding term sheet, Party A’s proposal reflected an implied ownership of approximately 1.5% (with Party A itself) or 12.1% (with the subsidiary of Party A). The term sheet also contemplated a concurrent financing of approximately $50.0 million into the combined company as a condition to the closing of the transaction, and further stated that if the investors in a concurrent financing required a lower valuation of the combined company as a condition to investing, then the relative ownership percentages of Party A (or its subsidiary) and Carisma would remain constant and the valuations of each of Carisma and Party A would be proportionately lowered.

On April 2, 2025, representatives of Carisma management and Party B, including the chief executive officer of Party B and Steven Kelly of Carisma, held a call to discuss the structure of a potential merger transaction between Carisma and a subsidiary of Party B to create a combined company focused on certain of Party B’s clinical assets, as well as to discuss preliminary due diligence matters. In particular, the chief executive officer of Party B expressed interest in a transaction in which Carisma would effect a business combination transaction with a subsidiary of Party B, who was an early development stage cell therapy company, and the parties agreed to continue discussions and conduct preliminary diligence.

On April 4, 2025, representatives of Carisma met by videoconference with representatives of Party A to discuss Party A’s proposal, including: the valuations ascribed to Party A and to its subsidiary; Party A’s proposal to value Carisma based on its pre-transaction announcement trading price; structural and intellectual property related considerations related to the post-closing relationship between Party A and the combined company; the anticipated timing to consummate a transaction; and matters related to the proposed concurrent financing, including Party A’s ability to arrange a financing under current market conditions, the proposal to make such financing a condition to the closing of the transaction, and the proposal to reduce Carisma’s valuation based on investor feedback with respect to Party A.

Also on April 4, 2025, representatives of Carisma were introduced to representatives of Ocugen by Ocugen’s financial advisor, Chardan Capital Markets LLC (“Chardan”).

On April 7, 2025, Ocugen and Carisma executed a confidentiality agreement, and later that day representatives of Carisma management and Ocugen met by videoconference to discuss a potential transaction, during which representatives of Ocugen indicated that they would propose a transaction in which Carisma engaged in a merger transaction with a subsidiary of Ocugen, known as OrthoCellix, which was focused on developing its NeoCart assets.

On April 10, 2025, Ocugen sent a preliminary non-binding indication of interest proposing a stock-for-stock merger between Carisma and OrthoCellix. Under Ocugen’s proposal, the proposed post-closing (but pre-concurrent financing) ownership of the combined company would be 90.0% by pre-closing stockholders of OrthoCellix (contemplated to solely consist of Ocugen) and 10.0% by pre-closing equityholders of Carisma, reflecting implied valuations of $135.0 million for OrthoCellix and $15.0 million for Carisma, subject to adjustment based on Carisma’s net cash(based on a net cash target of $0.0) and the valuation ascribed by investors in a concurrent financing, which was contemplated to be $30.0 million. The proposal also contemplated that the board of the combined company would be entirely composed of directors selected by OrthoCellix. The non-binding indication of interest also proposed a mutual 45 day exclusivity period. From April 10, 2025 to April 25, 2025, representatives of Carisma engaged in due diligence discussions between Carisma, Ocugen and Chardan, regarding both OrthoCellix’s assets and programs as well as Carisma’s legacy assets and liabilities.

Also on April 10, 2025, as Carisma had not regained compliance with Nasdaq’s minimum market value rule by April 8, 2025, Nasdaq notified Carisma that its securities were subject to delisting from Nasdaq unless Carisma timely requested a hearing before the Panel, which it did.

On April 11, 2025, representatives of Carisma and Party B met by videoconference for a due diligence call regarding the applicable Party B subsidiary’s technology and clinical assets, as well as regarding Carisma’s legacy assets and liabilities.

On April 15, 2025, representatives of Party A sent an email to Steven Kelly, President and Chief Executive Officer of Carisma, clarifying that the focus of the proposed transaction between Party A and Carisma would be between Carisma and its subsidiary, not with Party A itself, and further expressing flexibility regarding the relative valuations of the parties.

On April 18, 2025, Party B sent to Carisma a non-binding letter proposal regarding a stock-for-stock merger between Carisma and one of Party B’s subsidiaries, in which Party B would own 80.0% of the combined company and pre-closing Carisma equityholders would own 20.0% of the combined company, reflecting an indicative value of Carisma of $8.0 million and Party B’s subsidiary of $32.0 million. The proposal letter also contemplated that Carisma would have a minimum of $3.0 million of net cash at closing, that there would be a concurrent financing of at least $10.0 million and that the transaction would close “no later than July 31, 2025.”

On April 25, 2025, Mr. Kelly and representatives of Party A met by videoconference to discuss Party A’s proposal including, among other things, the relative valuations of Carisma and Party A’s subsidiary, Party A’s clinical pipeline and programs, and the likelihood of arranging a concurrent financing under existing market conditions. Representatives of Party A orally updated their proposal to state that legacy Carisma equityholders would own approximately 20% of the combined company, before giving effect to any concurrent financing, and that Party A would contribute $10.0 million to the combined company while also conditioning the transaction on raising an incremental $50.0 for a concurrent financing.

Later on April 25, 2025, the Carisma board of directors held a meeting by videoconference at which representatives of WilmerHale were present. At the meeting, the Carisma board of directors and Carisma management reviewed and discussed the strategic alternatives being evaluated, including the proposals from Party A, Party B and OrthoCellix/Ocugen, as well as a comparison of the relative benefits and challenges of each proposal with respect to their respective assets, clinical programs, transaction structures and terms. Carisma management also reviewed with the Carisma board of directors the status of discussions regarding the potential sale of legacy assets and intellectual property of Carisma. The Carisma board of directors and Carisma management also reviewed the status of discussions with Nasdaq, including that Carisma was scheduled for a hearing with Nasdaq regarding existing listing deficiencies on May 22, 2025, and that an adverse decision following the hearing could result in an immediate delisting of Carisma (in which case none of the potential transactions with Party A, Party B or OrthoCellix/Ocugen would be feasible) and a positive decision would nonetheless likely require Carisma to consummate any transaction, as well as to complete intermediate steps, following a timetable specified by Nasdaq. Further, the Carisma board of directors and Carisma management discussed the potential timing and scope of responsibility for the engagement of a potential financial advisor to Carisma in connection with its strategic process and/or a potential wind down of Carisma, including the challenges of identifying an appropriate financial advisor given Carisma’s limited resources and the fees a financial advisor would require as well as the challenge of identifying a financial advisor with the appropriate set of skills and experience given the variety of potential alternatives for Carisma. The Carisma board of directors and Carisma’s management discussed proposed criteria that, along with other factors, would be used as a guide to evaluate any potential indications of interest and their relative merits, particularly in light of Carisma’s significant cash challenges, the timeline required for Carisma to complete a transaction in order to maintain its listing for Nasdaq (which was a critical element of any business combination) and the fact that financial advisors had been unwilling to provide advice to Carisma on terms (including fees) that would enable a transaction’s success, including the following factors: the stage of development of the counterparty’s product candidates and the likelihood of success in clinical trials; the therapeutic focus of the counterparty’s product candidates, particularly on cell therapies and related areas where the Carisma management and Carisma board of directors had particular expertise to evaluate a potential counterparty’s programs; the quality of management, board and investor base (including that, if the counterparty’s programs were in a synergistic area as Carisma’s, the likelihood of immediate investor turnover after closing would be mitigated); potential value inflection milestones in the relative near term, including ability to obtain financing; readiness to be a U.S. publicly traded company, including experience with the members of management and organization operating as a public company; significant support by pre-closing investors of the public company, including aligned incentives as to the success of the combined company, commercial opportunity; and the proposed relative valuations and pro forma ownership splits of the combined company’s equity (the “Criteria”). Following discussion, and in light of the Criteria, although the OrthoCellix/Ocugen proposal reflected in the view of the Carisma board the most developed and most promising clinical program, the most experienced management and stockholder base, and the highest degree of certainty of execution and funding for a proposed transaction, the Carisma board of directors directed Carisma management to continue discussions with each of Party A, Party B and OrthoCellix/Ocugen, including regarding clarifying the certainty of each proposal and ability to consummate a transaction on the timeline required by Carisma’s cash runway and anticipated Nasdaq timing requirements.

From April 25, 2025 to May 5, 2025, representatives of Carisma management continued to engage in discussions with each of Party A, Party B and OrthoCellix/Ocugen regarding improving their proposals and anticipated ability to efficiently close a transaction.

On May 5, 2025, the Carisma board of directors held a meeting by videoconference at which representatives of WilmerHale were present. At the meeting, Carisma management reviewed with the Carisma directors the status of discussions with each of Party A, Party B and OrthoCellix/Ocugen, including in light of the Criteria and further that: (i) Party A indicated that while a completed concurrent financing must remain a condition to closing it could not commit to any specific committed investors or timetable, that there remained questions regarding the proposed post-closing relationship and intellectual property ownership between Party A and the combined company, and that for these and other reasons Party A indicated it would be unlikely to consummate a transaction on the timelines required by Carisma’s cash runway and anticipated to be required by Nasdaq; (ii) Party B had proposed a lower valuation of Carisma compared to the other proposals received, its proposal required external funding which was not yet committed, and its ability to consummate a transaction on the required timeline was unclear; and (iii) OrthoCellix/Ocugen was amenable to revisions to its non-binding proposal, including regarding the relative valuations ascribed to each party as well as being open to expense reimbursement if definitive agreements were not executed by a specified time, and further that OrthoCellix/Ocugen had retained Chardan to assist with the financing, and OrthoCellix/Ocugen had indicated a willingness to efficiently pursue a transaction pursuant to the necessary timelines. The Carisma board of directors and management further discussed Carisma’s limited cash and employee resources, as well as the need to finalize the terms of any transaction in the event of a positive decision from Nasdaq. The Carisma board of directors also discussed that, given the time pressures facing Carisma coupled with its limited personnel and other resources, a transaction committee of the Carisma board of directors (the “Transaction Committee”) created for convenience (and not because of any conflicts of interest) could help facilitate an efficient process. Following discussion, the Carisma board of directors approved the constitution of a Transaction Committee, composed of Sanford Zweifach, Sohanya Cheng and Marella Thorell, to advise and consult with Carisma management on Carisma’s strategic process and evaluation and negotiation of potential transactions prior to formal approval of the full board. Members of the Transaction Committee did not receive any additional fees for their service on the committee. Throughout the Transaction Committee’s evaluation of a potential strategic transaction, in addition to formal meetings the Transaction Committee members were in regular informal discussions with Carisma management regarding the strategic process and alternatives under evaluation. Later in the meeting, the Carisma board of directors and Carisma management revisited the potential timing and scope of responsibility for the engagement of a potential financial advisor to Carisma in connection with its strategic process and/or a potential wind down, including in light of the challenges previously discussed, and Carisma management observed to the Carisma board of directors that several potential financial advisors had declined an engagement or had requested fees that would potentially jeopardize Carisma’s ability to satisfy any net cash closing condition. Carisma management and the Carisma board of directors determined to continue to evaluate the appropriate financial advisor and the timing of retaining any such advisor. The Carisma board of directors then directed Carisma management to, in consultation with the Transaction Committee and in light of the Criteria, focus on identifying opportunities to monetize legacy Carisma assets and intellectual property and to prioritize discussions with OrthoCellix/Ocugen on an expedited timeline, including to finalize a non-binding letter of intent prior to Carisma’s hearing with Nasdaq given the likelihood that, absent an executed non-binding letter of intent, Nasdaq was likely to make an adverse determination at Carisma’s upcoming hearing.

On May 14, 2025, representatives of Carisma and representatives of Ocugen and Chardan met by videoconference for a due diligence call regarding OrthoCellix’s assets, structure, and development plan.

On May 15, 2025 and on May 20, 2025, the Transaction Committee held meetings at which Mr. Kelly was present, to discuss the status of discussions and negotiations regarding a potential reverse merger transaction and asset monetization transactions, including the status of discussions with Ocugen (including its request for exclusivity), the likelihood of identifying additional potential counterparties — in particular in light of the advice from Carisma’s Nasdaq consultant that absent a signed non-binding letter of intent Nasdaq was unlikely to grant Carisma an extension at the company’s May 22, 2025 hearing — and the likely adverse consequences if Nasdaq made an adverse determination following the hearing. Following discussion of these considerations as well as in light of the Criteria, the Transaction Committee directed Carisma management to pursue improving terms with Ocugen and to prioritize signing a non-binding letter of intent prior to Carisma’s hearing with Nasdaq.

On May 20, 2025, Ocugen and Carisma executed a non-binding letter of intent with respect to a proposed stock-for-stock reverse merger transaction between Carisma and OrthoCellix, reflecting: (i) a valuation of Carisma of $15.0 million (subject to adjustment based on Carisma’s net cash being greater or lesser than $0) and $135.0 million for OrthoCellix, reflecting indicative ownership percentages of 90.0% for Ocugen and 10.0% for pre-closing Carisma equityholders (without giving effect to the contemplated concurrent financing); (ii) that the combined company’s board of directors would be composed of six directors, with five selected by OrthoCellix and one by Carisma; (iii) that Carisma would be permitted to engage in transactions to monetize legacy assets, and prior to closing Carisma would issue to its pre-closing stockholders a contingent value rights agreement entitling the holders to net proceeds of certain legacy assets of Carisma and net proceeds received by the combined company under certain existing agreements; (iv) expense reimbursement of Carisma’s transaction expenses if Ocugen determined not to proceed with a transaction or definitive documentation for the transaction were not otherwise executed on or prior to July 31, 2025; and (v) 30 day mutual exclusivity, subject to extension.

On May 22, 2025, representatives of Carisma, Carisma’s Nasdaq consultant and representatives of Ocugen attended Nasdaq’s delisting hearing for Carisma.

On May 29, 2025, the Transaction Committee held a meeting at which Mr. Kelly was present, to discuss the status of discussions and negotiations regarding the potential reverse merger transaction with OrthoCellix as well as the status of Carisma’s asset monetization transactions.

On May 30, 2025, representatives of Goodwin Procter LLP (“Goodwin”), counsel to OrthoCellix/Ocugen, sent to representatives of WilmerHale a first draft of the Merger Agreement, including the following terms: (i) a valuation of Carisma of $15.0 million (subject to adjustment based on Carisma’s net cash being greater or lesser than $0.0) and $135.0 million for OrthoCellix (assuming the binding commitment of the concurrent financing); (ii) that Carisma would be permitted to engage in transactions to monetize legacy assets, and prior to closing Carisma would issue to its pre-closing stockholders a contingent value rights agreement entitling the holders to net proceeds of certain legacy assets of Carisma and net proceeds received by the combined company under certain existing agreements; (iii) a termination fee in favor of OrthoCellix if Carisma were to terminate the Merger Agreement in order to enter into a

Subsequent Transaction (as defined in the Merger Agreement); (iv) a termination fee in favor of Carisma if the Merger Agreement were terminated under certain circumstances; and (v) a proposed definition of Net Cash, including the specification of certain items which would be deemed to reduce the amount of Carisma’s net cash at closing.

On June 7, 2025, representatives of WilmerHale sent to representatives of Goodwin a revised draft of the Merger Agreement, including the following terms: (i) a valuation of $110.0 million for OrthoCellix, subject to further clarity on the timing and amount of the concurrent financing, (ii) certain changes to the definition of Net Cash, (iii) removal of the split of certain fees; and (iv) inclusion of a guaranty by Ocugen of certain obligations of OrthoCellix under the Merger Agreement.

On June 10, 2025, Nasdaq notified Carisma that the Panel determined to grant Carisma’s request for an exception to, and an extension of time to comply with, applicable Nasdaq listing standards. As part of this determination, the Panel directed that Carisma’s listing be transferred to the Nasdaq Capital Market, effective as of the open of business on June 12, 2025, and specified additional conditions for Carisma’s listing on the Nasdaq Capital Market. The extension of time is subject to Carisma demonstrating compliance with Nasdaq Listing Rule 5550(a)(2) by evidencing a closing bid price of $1.00 or more per share for a minimum of 10 consecutive trading sessions, completing a strategic transaction and otherwise demonstrating compliance with all initial listing requirements for the Nasdaq Capital Market, in each case on or before October 7, 2025. The extension of time is further subject to an interim milestone related to Carisma’s timely filing of this proxy statement/prospectus. The Panel reserved the right to reconsider its determination based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of Carisma’s securities inadvisable or unwarranted. The Panel observed to Carisma that it does not have discretion to grant continued listing for noncompliance with Nasdaq listing standards beyond October 7, 2025.

On June 11, 2025, Goodwin and WilmerHale held a call to discuss the status of documents, negotiations, and the anticipated concurrent financing. During the call, representatives of Goodwin informed representatives of WilmerHale that OrthoCellix was unlikely to obtain binding commitments from investors in the anticipated concurrent financing contemporaneously with execution of the Merger Agreement and would pursue obtaining such binding commitments prior to closing. Goodwin further noted that OrthoCellix would remove any closing condition in favor of OrthoCellix regarding consummation of a concurrent financing from the draft Merger Agreement.

On June 12, 2025, the Transaction Committee held a meeting at which Mr. Kelly was present to discuss the status of discussions and negotiations regarding the potential reverse merger transaction with OrthoCellix, the results of the Nasdaq hearing, and the status of Carisma’s asset monetization transactions. Carisma management reviewed with the Transaction Committee the status of discussions, including the likely timeline to sign definitive documentation. Mr. Kelly also informed the Transaction Committee that Ocugen/OrthoCellix had indicated that it was unlikely to be in position to deliver binding commitments from investors in the anticipated financing concurrently with execution of the Merger Agreement and would pursue such binding commitments prior to closing of the Merger. The Transaction Committee and Mr. Kelly discussed the risks and implications, including of transacting with a counterparty that was potentially insufficiently funded at the closing, and determined to require that the Merger Agreement reflect that OrthoCellix/Ocugen must obtain a minimum level of executed investor commitments by a specified time and, if that has not occurred, Carisma would have the ability to terminate the Merger Agreement and receive expense reimbursement. Further, Carisma management reviewed with the Transaction Committee the discussions with potential financial advisors to date, including the financial advisors that had either declined any engagement or who had requested fees that could potentially jeopardize Carisma’s ability to satisfy any net cash closing condition. The Transaction Committee and Carisma management then discussed the engagement of Lucid to provide a fairness opinion to the Carisma board of directors in the context of the proposed transaction with OrthoCellix. Carisma management noted Lucid’s qualifications, professional reputation and experience, including that Lucid has been engaged by other companies to render financial opinions in connection with mergers, acquisitions, and for other purposes. Based on these factors, the Transaction Committee authorized the engagement of Lucid to provide a fairness opinion in connection with the reverse merger with OrthoCellix. Such engagement letter was entered into between Carisma and Lucid, effective June 13, 2025. Following the execution of the engagement letter with Lucid, the Carisma board of directors was provided a customary relationship disclosure letter made available by Lucid, indicating that Lucid had not been engaged by Ocugen or OrthoCellix during the two-year period prior to such disclosure.

From June 12, 2025 through June 22, 2025, representatives of WilmerHale, at the direction of Carisma management and the Carisma board of directors (including the Transaction Committee), and Goodwin exchanged drafts and participated in discussions regarding the terms of the Merger Agreement and related documents. The items negotiated with respect to the Merger Agreement and related documents included, among other things: the representations and warranties to be made by the parties; the calculation of the exchange ratio, including a downward adjustment to OrthoCellix’s valuation based on the amount by which the amount of the concurrent financing is less than $25.0 million; a commitment by Ocugen to execute a binding commitment to invest a minimum of

$5.0 million as part of the concurrent financing; the restrictions on the conduct of the parties’ businesses until completion of the transaction; the definition of material adverse effect; the conditions to completion of the Merger; the determination of Carisma’s net cash balance at closing and the level of net cash required as a condition to closing; the timing of filing of the proxy statement/prospectus; the timing for OrthoCellix/Ocugen to obtain executed commitments from investors in the anticipated concurrent financing and the consequences for the failure to do so, including termination and expense reimbursement; the timing for delivery of OrthoCellix financial statements required for inclusion in the proxy statement/prospectus; the terms of Ocugen’s guarantee of OrthoCellix’s obligations under the Merger Agreement; the terms of the CVR Agreement and other ancillary agreements; and the remedies available to each party under the Merger Agreement, including the triggers and values of the termination fees and expense reimbursement payable to each of the parties and the outside date for the proposed transaction.

On June 17, 2025, the Carisma board of directors held a meeting by videoconference at which representatives of WilmerHale were present. At the meeting, Carisma management reviewed with the Carisma board of directors an overview of the background and business of OrthoCellix as well as due diligence findings to date, including with respect to the management team of OrthoCellix, the technology underlying the NeoCart program, the status and plans for clinical development and regulatory submission for NeoCart, the planned ongoing services arrangements between OrthoCellix and Ocugen following closing of the reverse merger, the NeoCart market opportunity, a timeline and key anticipated milestones for the NeoCart program, an investor overview for OrthoCellix and a historical statement of profit and loss for OrthoCellix. Mr. Kelly and the Transaction Committee also reviewed with the Carisma board of directors the engagement of Lucid to deliver a fairness opinion with respect to an OrthoCellix transaction. Mr. Kelly then reviewed the status of discussions and negotiations with OrthoCellix/Ocugen, including, among other things, regarding the proposed equity ownership split of the combined company, net cash closing requirements for Carisma at closing, provisions to allow Carisma to pursue asset sale transactions in parallel with the pendency of the reverse merger, the CVR Agreement, matters related to the proposed concurrent financing, and the composition of the combined company board, including that one director of the combined company would be selected by Carisma. In particular, the Carisma board of directors and management discussed the risks that OrthoCellix would be unable to obtain sufficient binding commitments with respect to the Concurrent Financing prior to the closing of the transaction, the risk that the transaction with OrthoCellix would not be completed on the timeline prescribed by Nasdaq (including due to factors outside of Carisma’s control), the risk that Carisma would be unable to sufficiently monetize its legacy assets and its ability to satisfy the net cash closing condition would be jeopardized, and, further, the risk that, should the transaction not be completed on the timing contemplated or at all, Carisma’s ability to effect an orderly wind down could be adversely impacted. Mr. Kelly then summarized the strategic alternatives considered other than a transaction with OrthoCellix, including the relative challenges of other reverse merger transactions previously discussed with the Carisma board of directors and the potential benefits and upside of the OrthoCellix transaction to Carisma stakeholders in comparison to a wind down of the company’s regular business operations and a subsequent dissolution of Carisma. Following discussion, the Board authorized and directed management of Carisma to finalize negotiations for the OrthoCellix transaction in anticipation of a subsequent board meeting.

On June 19, 2025, Mr. Kelly provided to the Transaction Committee certain financial forecasts with respect to OrthoCellix which were based on forecasted financial information provided by Ocugen and as further adjusted by Carisma management, which the Transaction Committee reviewed and approved for use by Lucid for purposes of rendering its fairness opinion. For a detailed discussion of such forecasted financial information, please see the heading titled “The Merger— Certain Unaudited Prospective Financial Information”.

On June 22, 2025, the Carisma board of directors held a meeting at which members of Carisma, representatives of Lucid, and representatives of WilmerHale were present. During the meeting, representatives of WilmerHale reviewed the fiduciary duties of the Carisma board of directors in connection with the proposed transaction with OrthoCellix, as well as the terms of the Merger Agreement, CVR Agreement and other ancillary agreements, and Mr. Kelly reminded the Carisma board of directors of Carisma’s evaluation of strategic alternatives, including the potential alternative transactions the Carisma board of directors considered as well as its discussion of a potential wind down of the company. Representatives of Lucid then made a financial presentation to the Carisma board of directors and, at the request of the Carisma board of directors, Lucid rendered to the Carisma board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 22, 2025, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Lucid in preparing its opinion, the Exchange Ratio proposed to be paid by Carisma pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Carisma. For a detailed discussion of Lucid’s fairness opinion, please see heading titled “The Merger — Opinion of Carisma’s Financial Advisor” beginning on page 158 of this proxy statement/prospectus. The Carisma board of directors then discussed various considerations with respect to the proposed transaction, including those risks discussed in previous meetings and as summarized under “The Merger — Carisma’s Reasons for the Merger”. The Carisma board of directors and Carisma management discussed these and other considerations in comparison with proceeding with a wind down of the company’s regular business operations and a subsequent dissolution of the company and concluded that, based a review of the proposed OrthoCellix transaction and the terms of the Merger Agreement and other agreements, the fairness opinion rendered by Lucid, and discussions among the Carisma board of directors at prior meetings, pursuing the OrthoCellix transaction on the terms set forth in the Merger Agreement and related agreements was the preferred strategy. Following such discussion, the Carisma board of directors: (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Carisma and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of shares of Carisma common stock to the stockholders of OrthoCellix pursuant to the Merger Agreement, the support agreement and the constructive issuance, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Carisma vote to authorize the issuance proposal and the other Carisma stockholder proposals.

Later on June 22, 2025, the parties executed the Merger Agreement and the other applicable transaction documents.

On the morning of June 23, 2025, prior to the opening of trading on Nasdaq, Carisma and Ocugen issued a joint press release announcing entry into the Merger Agreement. Carisma also filed a current report on Form 8-K with the SEC announcing, among other things, the execution of the Merger Agreement.

Carisma’s Reasons for the Merger

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, Carisma’s board of directors held numerous meetings, consulted with Carisma’s management, Carisma’s consultants and advisors and outside legal counsel and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, Carisma’s board of directors considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

●	the financial condition and prospects of Carisma and the risks associated with continuing to operate Carisma on a stand-alone basis, particularly in light of Carisma’s March 2025 decision to preserve its existing cash resources and reduce its operations to those necessary to identify and explore a range of strategic alternatives to prepare to wind down its business;
●	that Carisma’s board of directors undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates and Carisma’s board of directors’ view that no alternatives to the Merger (including remaining a standalone company, a liquidation and dissolution of Carisma and the distribution of any available cash, and alternative strategic transactions) were reasonably likely to create greater value to Carisma’s stockholders;
●	that Carisma’s board of directors undertook to additionally seek value of its remaining assets, including CT-2401, CT-1119, Carisma’s macrophage and monocyte engineering platform and its CAR-M platform and sought to realize value for the potential milestone and royalty payments under Carisma’s Moderna collaboration agreement;
●	Carisma’s board of directors’ conclusion that the Merger would provide Carisma’s existing stockholders an opportunity to participate in the potential growth of the Combined Company following the Merger, which will focus on OrthoCellix’s lead asset;
●	Carisma’s board of directors’ belief, after thorough review of strategic alternatives and discussions with Carisma’s management and outside legal counsel, that the Merger is more favorable to Carisma’s stockholders than the potential value that might have resulted from other strategic alternatives available to Carisma, including a liquidation and dissolution of Carisma and the distribution of any available cash;
●	Carisma’s board of directors’ belief that the $15.0 million enterprise value ascribed to Carisma would provide the existing Carisma stockholders significant value for Carisma’s public listing, and afford the Carisma stockholders an opportunity to participate in the potential growth of the Combined Company following the Merger at the negotiated exchange ratio;
●	Carisma’s board of directors’ belief, after a thorough review of strategic alternatives, such as attempting to further advance the development of its internal programs, entering into a licensing, sale or other strategic agreement related to certain assets sufficient to fund operations, combining with other potential strategic transaction candidates, and discussions with Carisma management and legal counsel, that the Merger is more favorable to Carisma stockholders than the potential value that might have resulted from other strategic alternatives available to Carisma;

●	Carisma’s board of directors’ belief that, as a result of arm’s length negotiations with OrthoCellix, Carisma and its representatives negotiated the highest exchange ratio to which OrthoCellix was willing to agree and that the other terms of the Merger Agreement include the most favorable terms to Carisma in the aggregate to which OrthoCellix was willing to agree;
●	Carisma’s board of directors’ consideration of the expected cash balances of the Combined Company as of the closing of the Merger resulting from the expected gross proceeds of approximately $25.0 million from the anticipated Concurrent Financing;
●	Carisma’s board of directors’ consideration that Ocugen, the sole stockholder of OrthoCellix, committed to participate in an amount of at least $5.0 million in the anticipated Concurrent Financing;
●	Carisma’s board of directors’ view that the Combined Company will be led by an experienced board of directors and senior management team;
●	the potential for Carisma’s stockholders to receive certain cash payments following the closing of the Merger pursuant to the CVR Agreement, from a sale or other disposition of a Carisma Legacy Asset;
●	the current financial market conditions and historical market prices, volatility and trading information with respect to Carisma common stock; and
●	the opinion of Lucid, rendered orally to Carisma’s board of directors on June 22, 2025 (and subsequently confirmed in writing by delivery of Lucid’s written opinion) that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Lucid in preparing its opinion, the Exchange Ratio proposed to be paid by Carisma pursuant to the terms of the Merger Agreement was fair, from a financial point of view, as of June 22, 2025, to the holders of Carisma common stock, as more fully described below in the section titled “The Merger — Opinion of Carisma’s Financial Advisor,” beginning on page 158 of this proxy statement/prospectus.

Carisma’s board of directors also reviewed the terms of the Merger Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:

●	the calculation of the Exchange Ratio, closing Net Cash and the estimated number of shares of Carisma common stock to be issued in the Merger, including that the valuation of Carisma under the Merger Agreement would be reduced to the extent that Carisma’s closing Net Cash is less than $0, which would result in a decrease in the ownership of the pre-Merger Carisma stockholders in the Combined Company;
●	the number and nature of the conditions to Carisma’s and OrthoCellix’s respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis, as more fully described below in the caption “The Merger Agreement — Conditions to the Completion of the Merger,” beginning on page 189 of this proxy statement/prospectus;
●	the respective rights of, and limitations on, Carisma and OrthoCellix under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the Merger, as more fully described below under the caption “The Merger Agreement — No Solicitation,” beginning on page 192 of this proxy statement/prospectus;
●	the potential termination fee of $750,000 (plus reimbursement of expenses up to $500,000), which would become payable by OrthoCellix to Carisma, or the potential termination fee of $500,000, which would become payable by Carisma to OrthoCellix, if the Merger Agreement is terminated in certain circumstances, as more fully described below under the captions “The Merger Agreement — Termination” and “The Merger Agreement -Termination Fee beginning on pages 200 and 202, respectively, of this proxy statement/prospectus;
●	the lock-up agreements, pursuant to which Ocugen, as OrthoCellix’s sole stockholder, has entered into and, subject to certain exceptions, agreed not to transfer its shares of the Combined Company common stock during the period of 180 days following the completion of the Merger, as more fully described below under the caption “Agreements Related to the Merger — Support Agreements and Lock-Up Agreement,” beginning on page 204 of this proxy statement/prospectus; and
●	the support agreements, pursuant to which certain stockholders of OrthoCellix and Carisma, respectively, have agreed, solely in their capacities as stockholders, to vote their shares of OrthoCellix common stock or Carisma common stock, respectively, in favor of the proposals submitted to them in connection with the Merger, as more fully described in “Agreements Related to the Merger — Support Agreements and Lock-Up Agreement,” beginning on page 204 of this proxy statement/prospectus.

In the course of its deliberations, Carisma’s board of directors also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

●	the $750,000 termination fee payable by Carisma upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative acquisition that may be more advantageous of Carisma’s stockholders;
●	the substantial expenses to be incurred by Carisma in connection with the Merger;
●	the prohibition on Carisma to solicit alternative acquisition proposals during the pendency of the Merger;
●	the possible volatility of the trading price of Carisma common stock resulting from the announcement, pendency or completion of the Merger;
●	the risk that the Merger might not be consummated in a timely manner or at all and the potential effect of the public announcement of the Merger or the failure to complete the Merger on the reputation of Carisma;
●	the possibility that the remaining Carisma Legacy Assets may not be monetized and the consequential potential that Carisma’s stockholders will not receive any consideration related to a sale or other disposition of a Carisma Legacy Asset; and
●	the various other risks associated with the Combined Company and the proposed transaction, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 29 and 143, respectively, of this proxy statement/prospectus.

The foregoing information and factors considered by Carisma’s board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by Carisma’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, Carisma’s board of directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of Carisma’s board of directors may have given different weight to different factors. Carisma’s board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Carisma management and outside legal counsel, and considered the factors overall to be favorable to, and to support, its determination.

OrthoCellix’s Reasons for the Merger

In the course of reaching its decision to approve the Merger, each of Ocugen’s and OrthoCellix’s board of directors considered a wide variety of factors. Ultimately, each of Ocugen’s and OrthoCellix’s board of directors concluded that a merger with Carisma, together with the additional financing from the anticipated Concurrent Financing, was the best option to generate capital resources to support the advancement of OrthoCellix’s pipeline and fund the Combined Company.

Additional factors each of Ocugen’s and OrthoCellix’s board of directors considered included the following (which factors are not necessarily presented in any order of relative importance):

●	the Merger will potentially expand the access to capital and the range of investors available as a public company to support the clinical development of NeoCart and potentially provide OrthoCellix with a greater opportunity to advance the NeoCart platform as an independent public company;

●	the anticipated Concurrent Financing will generate capital resources to fund the Combined Company;
●	the potential benefits from increased public market awareness of OrthoCellix and NeoCart and the ability to dedicate financial, management and other resources to the NeoCart platform as part of an independent public company;
●	the historical and current information concerning OrthoCellix’s business, including its readiness to initiate a Phase 3 clinical trial for NeoCart;
●	the competitive nature of the industry in which OrthoCellix intends to operate;
●	OrthoCellix’s board of directors’ fiduciary duties to OrthoCellix’s sole stockholder;
●	OrthoCellix’s board of directors’ belief that no alternatives to the Merger, together with the additional financing from the anticipated Concurrent Financing, were reasonably likely to create a better path to commercial viability for NeoCart, after considering the various other alternative transactions with respect to the development of NeoCart including additional financing and other strategic options;
●	OrthoCellix’s board of directors’ expectation that the Merger, together with the additional financing from the anticipated Concurrent Financing, would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;
●	the expected operations, management structure and operating plans of the Combined Company (including the ability to support the Combined Company’s current and planned preclinical studies and planned clinical trials);
●	the business, history, operations, financial resources, assets, technology and credibility of Carisma;
●	the availability of appraisal rights under the DGCL to holders of OrthoCellix capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of OrthoCellix capital stock as determined by the Delaware Court of Chancery;
●	the terms and conditions of the Merger Agreement, including the following:
●	the determination that the expected relative percentage ownership of Carisma stockholders and OrthoCellix’s sole stockholder in the Combined Company was appropriate, based on OrthoCellix’s board of directors’ judgment and assessment of the approximate valuations of Carisma and OrthoCellix (including the value of the amount of proceeds from the anticipated Concurrent Financing);
●	the expectation that the Merger will be treated as a tax-deferred exchange described in Section 351(a) of the Code or as a reorganization for U.S. federal income tax purposes, with the result that OrthoCellix’s sole stockholder will generally not recognize taxable gain or loss for U.S. federal income tax purposes with respect to the Merger;
●	the limited number and nature of the conditions of the obligation of Carisma to consummate the Merger;
●	the rights of OrthoCellix under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should OrthoCellix receive a superior offer;
●	the conclusion of OrthoCellix’s board of directors that the potential termination fees and/or expense reimbursement payable by Carisma or OrthoCellix to the other party, and the circumstances when such fee may be payable, were reasonable; and
●	the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;
●	the fact that shares of Carisma’s common stock to be issued in the anticipated Concurrent Financing to OrthoCellix’s sole stockholder and other investors will be registered on Form S-1 or Form S-3;

●	the support agreements, pursuant to which certain directors, officers and stockholders of OrthoCellix and Carisma, respectively, have agreed, solely in their capacity as stockholders of OrthoCellix and Carisma, respectively, to vote all of their shares of OrthoCellix capital stock or Carisma common stock in favor of the adoption or approval, respectively, of the Merger Agreement;
●	the ability to obtain a Nasdaq listing and the change of the Combined Company’s name to “OrthoCellix, Inc.” prior to or upon the closing of the Merger; and
●	the likelihood that the Merger will be consummated on a timely basis.

OrthoCellix’s board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

●	the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of OrthoCellix and the ability of OrthoCellix to obtain financing in the future in the event the Merger is not completed;
●	the possibility that the anticipated Concurrent Financing might not be completed or completed in accordance with the terms of the subscription agreements and the potential adverse effect of the public announcement of the anticipated Concurrent Financing on the reputation of OrthoCellix and the ability of OrthoCellix to obtain financing in the future in the event the anticipated Concurrent Financing is not completed;
●	the Exchange Ratio used to establish the number of shares of Carisma’s common stock to be issued to the sole stockholder of OrthoCellix and other anticipated investors in the anticipated Concurrent Financing in the Merger is fixed, except for adjustments due to Carisma’s Net Cash balances, the amount of proceeds from the anticipated Concurrent Financing and outstanding capital stock at the closing of the Merger, and thus the relative percentage ownership of Carisma stockholders and OrthoCellix’s sole stockholder in the Combined Company immediately following the completion of the Merger is similarly fixed;
●	the potential reduction of Carisma’s Net Cash prior to the closing of the Merger or the potential failure of Carisma to satisfy the minimum threshold level of Net Cash required for the closing of the Merger to occur;
●	the possibility that Carisma could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;
●	the risk that the Merger might not be consummated in a timely manner or at all, for a variety of reasons, such as the failure of Carisma to obtain the required stockholder vote or the failure of OrthoCellix to close the anticipated Concurrent Financing, and the potential adverse effect on the reputation of OrthoCellix and the ability of OrthoCellix to obtain financing in the future in the event the Merger is not completed;
●	the costs involved in connection with completing the Merger, the time and effort of OrthoCellix senior management required to complete the Merger, the related disruptions or potential disruptions to OrthoCellix’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with OrthoCellix, and related administrative challenges associated with combining the companies;
●	the additional expenses and obligations to which OrthoCellix’s business will be subject to following the Merger that OrthoCellix is a newly formed entity and as such, has not previously been subject to the operational challenges of being an operating business as well as additional considerations with respect to the operation of a newly formed entity as a public company;
●	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise post-closing of the Merger;

●	the risk that future sales of common stock by existing Carisma stockholders may cause the price of Carisma common stock to fall, thus reducing the potential value of Carisma common stock received by OrthoCellix’s sole stockholder following the Merger; and
●	various other risks associated with the Combined Company and the Merger, including the risks described in the section titled “Risk Factors” beginning on page 29 of this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but is believed to include a summary of all of the material factors considered by OrthoCellix’s board of directors in its consideration of the Merger Agreement, the anticipated Concurrent Financing, and the transactions contemplated thereby. After conducting an overall analysis of these and other factors, including thorough discussions with, and questioning of, OrthoCellix’s senior management and legal counsel, OrthoCellix’s board of directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, OrthoCellix’s board of directors unanimously approved the Merger Agreement, the Merger, the anticipated Concurrent Financing and the other transactions contemplated by the Merger Agreement.

Opinion of Carisma’s Financial Advisor

Pursuant to an engagement letter dated June 13, 2025 (the “Engagement Letter”), Carisma retained Lucid to render an opinion to Carisma’s board of directors as to the fairness of the exchange ratio, from a financial point of view, to the holders of common stock of Carisma. On June 22, 2025, at the request of Carisma’s board of directors, Lucid rendered its oral opinion, subsequently confirmed in writing, to Carisma’s board of directors, that the exchange ratio was fair, from a financial point of view, to the holders of common stock of Carisma as of such date and based upon the various assumptions, qualifications and limitations set forth therein (the “Lucid Opinion”).

The full text of the Lucid Opinion is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Carisma encourages its stockholders to read the Lucid Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Lucid. The summary of the Lucid Opinion set forth herein is qualified by reference to the full text of the Lucid Opinion. The Lucid Opinion is intended for the benefit and use by Carisma’s board of directors (in its capacity as such) in its consideration of the financial terms of the Merger. The Lucid Opinion does not constitute a recommendation to Carisma’s board of directors of whether to approve the merger or to any Carisma stockholder or other person as to how to vote or act with respect to the proposed merger or any other matter.

In connection with the Lucid Opinion, Lucid took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

●	Reviewed a draft of the Merger Agreement;
●	Reviewed and analyzed certain publicly available financial and other information for each of Carisma and OrthoCellix;
●	Discussed with certain members of the management of Carisma the historical and current business operations, financial condition and prospects of Carisma and OrthoCellix;
●	Reviewed and analyzed certain operating results of OrthoCellix as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;
●	Reviewed and analyzed the financial projections of OrthoCellix prepared by management of OrthoCellix and adjusted by Carisma’s management;
●	Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;
●	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant;

●	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for the purposes of the Lucid Opinion.

In conducting Lucid’s review and arriving at the Lucid Opinion, Lucid, with the consent of Carisma’s board of directors, relied upon the assumption that all information provided to Lucid by Carisma and OrthoCellix was accurate and complete in all material respects. To the extent that the information reviewed by Lucid includes estimates and forecasts of future performance prepared by or reviewed with management of OrthoCellix and Carisma, Lucid assumed, with the consent of Carisma’s board of directors, that such estimates and forecasts have been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of OrthoCellix and Carisma. Lucid expressed no opinion with respect to such estimates and forecasts.

Furthermore, for purposes of its analysis and the Lucid Opinion, Lucid assumed, with the consent of Carisma’s board of directors, that (i) the Concurrent Financing Amount would be $25.0 million and would occur simultaneously with the closing of the merger, (ii) Net Cash would be $0.0, (iii) the exchange ratio would be 327,677.6433, and (iv) immediately upon the closing of the merger and including the shares of Carisma common stock issuable in the Concurrent Financing, the holders of OrthoCellix common stock would in the aggregate hold approximately 73.3% of the fully-diluted shares of Carisma’s common stock (excluding certain options and excluding for this purpose any shares purchase by Ocugen in the Concurrent Financing). Subsequent to the execution of the Merger Agreement, Carisma management determined that the Exchange Ratio was 335,355.7827 compared to the 327,677.6433 exchange ratio assumed by Lucid for purposes of the Lucid Opinion. Lucid confirmed to Carisma that the change in the Exchange Ratio did not affect the fairness conclusion reached in the Lucid Opinion.

Lucid expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Lucid Opinion of which Lucid has become aware after the date of the Lucid Opinion. Lucid assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Carisma or OrthoCellix since the date of the last financial statements made available to Lucid. Lucid did not obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Carisma or OrthoCellix, nor was Lucid furnished with such materials. In addition, Lucid did not evaluated the solvency or fair value of Carisma or OrthoCellix under any state or federal laws relating to bankruptcy, insolvency or similar matters. The Lucid Opinion does not address any legal, tax or accounting matters related to the merger, as to which Lucid assumed that Carisma and Carisma’s board of directors received such advice from legal, regulatory, tax and accounting advisors as each determined appropriate. The Lucid Opinion addresses only the fairness from a financial point of view of the exchange ratio to the holders of common stock of Carisma. Lucid expressed no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. The Lucid Opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Lucid on the date of the Lucid Opinion. It should be understood that although subsequent developments may affect the Lucid Opinion, Lucid does not have any obligation to update, revise or reaffirm the Lucid Opinion and Lucid expressly disclaimed any responsibility to do so.

Lucid did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering the Lucid Opinion, Lucid assumed with the consent of Carisma’s board of directors, that except as would not be in any way meaningful to our analysis: (i) the final form of the Merger Agreement would not differ from the draft Merger Agreement that Lucid reviewed on June 21, 2025; (ii) the representations and warranties of each party contained in the Merger Agreement were true and correct; (iii) each party would perform all of the covenants and agreements required to be performed by such party under the Merger Agreement; and (iv) the transactions contemplated by the Merger Agreement would be consummated in accordance with the terms of the Merger Agreement, without any waiver or amendment of any term or condition thereof. Lucid also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement or otherwise required for the transactions contemplated by the Merger Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on Carisma, OrthoCellix or the contemplated benefits of the Merger. Lucid assumed that the Merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations.

The Merger Agreement provides that Carisma may engage in a Parent Legacy Transaction or Asset Dispositions with respect to the Parent Legacy Assets. Any net proceeds from such transactions would increase Net Cash. Lucid has, with the consent of Carisma’s board of directors, assumed that no Asset Dispositions or Parent Legacy Transaction would occur prior to the Effective Time.

The Merger Agreement also provides that prior to the Effective Time, Carisma will distribute to holders of Carisma’s common stock the right to receive a CVR representing the right to receive contingent payments upon the occurrence of certain events set forth in and subject to and in accordance with the terms and conditions of, a Contingent Value Rights Agreement. With the consent of Carisma’s board of directors, Lucid did not assign any value to the CVRs due to the speculative nature of any assumptions that would be necessary for Lucid to do so.

The Lucid Opinion does not address Carisma’s underlying business decision to proceed with the merger or the relative merits of the merger compared to other alternatives available to Carisma. Lucid expressed no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Carisma, would trade at any time, including following the announcement or consummation of the merger or as to the potential effects of volatility in the credit, financial, and stock markets on Carisma, OrthoCellix or the transactions contemplated by the Merger Agreement. Lucid was not been requested to opine as to, and the Lucid Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the merger, or any class of such persons, relative to the compensation to be paid to the existing Carisma stockholders in connection with the merger or with respect to the fairness of any such compensation.

The Lucid Opinion may not be published or otherwise used or referred to, nor shall any public reference to Lucid be made, without Lucid’s prior written consent.

Principal Financial Analyses

The following is a summary of the principal financial analyses performed by Lucid to arrive at the Lucid Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Lucid performed certain procedures, including each of the financial analyses described below and reviewed with Carisma’s board of directors the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Carisma and OrthoCellix.

Transaction Overview as of the Date of the Lucid Opinion

Based upon the exchange ratio of 327,677.6433 at the time of the signing of the Merger Agreement, Lucid estimated that at the closing, and after giving effect to the anticipated $25.0 million Concurrent Financing: (a) OrthoCellix’s sole stockholder, Ocugen, as of immediately prior to the Merger (but excluding for this purpose any shares purchased by Ocugen in the Concurrent Financing) would own approximately 73.3% of the fully-diluted shares of Carisma Common Stock (excluding certain Carisma options) at the closing of the merger, (b) the Carisma equity holders as of immediately prior to the merger would own approximately 10.0% of the fully-diluted shares of Carisma Common Stock (excluding certain Carisma options) at the closing of the merger, and (c) the investors in the Concurrent Financing (including for this purpose shares purchased in the Concurrent Financing by Ocugen) would own approximately 16.7% of the fully-diluted shares of Carisma Common Stock at the closing of the merger, in each case, subject to adjustment of the exchange ratio as set forth in the Merger Agreement and described herein. The assumed value of Carisma ($15.0 million) is subject to adjustment by the amount by which Net Cash is above or below $0.

The Merger Agreement provides that the parties will use commercially reasonable efforts to enter into subscription agreements with one or more investors designated by OrthoCellix to subscribe for and purchase a number of shares of Carisma common stock representing an aggregate commitment (inclusive of the Guarantor Investment) at least equal to $25.0 million (the “Concurrent Financing Amount”). Prior to the closing of the Merger, as part of the Concurrent Financing, Ocugen, the sole stockholder of OrthoCellix, will enter into a securities purchase agreement committing to purchase a number of shares of Carisma common stock equal to not less than $5.0 million.

OrthoCellix Valuation

For the purpose of the Lucid Opinion, Lucid utilized a valuation of $135.0 million for OrthoCellix, comprised of the negotiated equity value of $110.0 million for OrthoCellix plus the expected $25.0 million of total proceeds contemplated by the Concurrent Financing Amount. The assumed valuation of OrthoCellix is subject to a reduction by the amount, if any, by which the Concurrent Financing Amount is less than $25.0 million.

Analysis of Selected Initial Public Offering Transactions

Lucid reviewed certain publicly available information for the initial public offerings (“IPOs”) of nine clinical-stage cell therapy and biologics focused companies that completed an IPO since 2015 and whose lead product at the time of IPO was in clinical-stage of development. Lucid focused its analysis on companies developing clinical-stage cell-therapy, stem-cell and hospital-administered biologic products in non-oncology indications. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to OrthoCellix. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. These companies, which are referred to as the “Selected Precedent IPO Companies,” were:

●	AlloVir, Inc.
●	Artiva Biotherapeutics, Inc.
●	Coya Therapeutics, Inc.
●	Kyverna Therapeutics, Inc.
●	Talaris Therapeutics, Inc.
●	Longeveron Inc.
●	Cabaletta Bio, Inc.
●	Cue Biopharma, Inc.
●	Seres Therapeutics, Inc.

The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO. The Selected Precedent IPO Companies had total enterprise values between $36.3 million and $694.9 million. Lucid derived a median total enterprise value of $163.8 million for the Selected Precedent IPO Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for OrthoCellix, which was approximately $81.5 million to $445.2 million. This compares to the OrthoCellix equity valuation of $110.0 million as set forth in the Merger Agreement.

Selected Precedent IPO Companies

Filing Date	Issuer	Enterprise Value ($M)
7/18/2024	Artiva Biotherapeutics, Inc.	$81.5
2/7/2024	Kyverna Therapeutics, Inc.	530.6
12/28/2022	Coya Therapeutics, Inc.	36.3
5/6/2021	Talaris Therapeutics, Inc.	391.4
2/12/2021	Longeveron Inc.	163.8
7/30/2020	AlloVir, Inc.	694.9
10/25/2019	Cabaletta Bio, Inc.	113.2
1/2/2018	Cue Biopharma, Inc.	81.4
6/25/2015	Seres Therapeutics, Inc.	445.2

Analysis of Selected Publicly Traded Cell Therapy and Biologics Companies

Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to OrthoCellix within the biopharmaceutical industry, Lucid analyzed selected financial data of 23 publicly traded companies (referred to as the “Selected Publicly Traded Cell Therapy and Biologics Companies”). Each of the Selected Publicly Traded Cell Therapy and Biologics Companies had a lead candidate in clinical development and focused on cell therapy, stem-cells or hospital-administered biologic products in non-oncology indications. Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to OrthoCellix. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on June 20, 2025. The Selected Publicly Traded Cell Therapy and Biologics Companies were:

●	Armata Pharmaceuticals, Inc.
●	Artiva Biotherapeutics, Inc.
●	BioCardia, Inc.
●	Brainstorm Cell Therapeutics Inc.
●	Cabaletta Bio, Inc.
●	Capricor Therapeutics, Inc.
●	Cartesian Therapeutics, Inc.
●	Celldex Therapeutics, Inc.
●	Century Therapeutics, Inc.
●	Coya Therapeutics, Inc.
●	Creative Medical Technology Holdings, Inc.
●	Fate Therapeutics, Inc.
●	FibroBiologics, Inc.
●	Forte Biosciences, Inc.
●	Jasper Therapeutics, Inc.
●	Kyverna Therapeutics, Inc.
●	Lineage Cell Therapeutics, Inc.
●	Longeveron Inc.
●	Omeros Corporation
●	Pluri Inc.
●	ProKidney Corp.

●	Sana Biotechnology, Inc.
●	Seres Therapeutics, Inc.

The Selected Publicly Traded Cell Therapy and Biologics Companies had implied total enterprise values between negative $113.5 million and $1.1 billion. Lucid derived a median implied total enterprise value of $40.9 million for the Selected Publicly Traded Cell Therapy and Biologics Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for OrthoCellix, which was approximately $0.2 million to $181.4 million. This compares to the OrthoCellix equity valuation of $110.0 million as set forth in the Merger Agreement.

Selected Publicly Traded Companies

Company Name	Enterprise Value ($M)
ProKidney Corp.	$1,128.9
Celldex Therapeutics, Inc.	691.2
Sana Biotechnology, Inc.	575.3
Omeros Corporation	480.2
Capricor Therapeutics, Inc.	234.0
Armata Pharmaceuticals, Inc.	192.8
Lineage Cell Therapeutics	169.9
Seres Therapeutics, Inc.	95.3
Cartesian Therapeutics, Inc.	86.9
Coya Therapeutics, Inc.	56.5
Forte Biosciences, Inc.	50.7
Pluri Inc.	40.9
Jasper Therapeutics, Inc.	31.2
FibroBiologics, Inc.	25.7
BioCardia, Inc.	9.9
Brainstorm Therapeutics, Inc.	9.8
Longeveron Inc.	5.0
Creative Medical Technology Holdings, Inc.	(4.6)
Fate Therapeutics, Inc.	(20.7)
Century Therapeutics, Inc.	(62.3)
Kyverna Therapeutics, Inc.	(103.0)
Cabaletta Bio, Inc.	(107.5)
Artiva Biotherapeutics, Inc.	(113.5)

Analysis of Selected Publicly Traded Biomaterials Companies

Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to OrthoCellix within the biopharmaceutical industry, Lucid analyzed selected financial data of seven publicly traded companies (referred to as the “Selected Publicly Traded Biomaterials Companies”). Each of the Selected Publicly Traded Biomaterials Companies were focused on biomaterials and had a lead candidate in clinical development or had recently begun generating revenue. Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to OrthoCellix. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on June 20, 2025. The Selected Publicly Traded Biomaterials Companies were:

●	Abeona Therapeutics Inc.
●	Anteris Technologies Global Corp.
●	BioRestorative Therapies, Inc.

●	CellSeed Inc.
●	Humacyte, Inc.
●	Orthocell Limited
●	Sernova Bio

The Selected Publicly Traded Biomaterials Companies had implied total enterprise values between $2.8 million and $378.0 million. Lucid derived a median implied total enterprise value of $109.8 million for the Selected Publicly Traded Biomaterials Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for OrthoCellix, which was approximately $66.0 million to $204.4 million. This compares to the OrthoCellix equity valuation of $110.0 million as set forth in the Merger Agreement.

Selected Publicly Traded Companies

Company Name	Enterprise Value ($M)
Humacyte, Inc.	$378.0
Abeona Therapeutics Inc.	241.1
Orthocell Limited	167.6
CellSeed Inc.	109.8
Anteris Technologies Global Corp.	91.7
Sernova Bio	40.3
BioRestorative Therapies, Inc.	2.8

Selected Precedent Cell Therapy and Biologics M&A Transactions

Lucid reviewed the financial terms, to the extent the information was publicly available, of the seven most recent qualifying merger transactions of companies in the biopharmaceutical industry, which had a lead candidate in clinical development and focused on cell therapy, stem-cells or hospital-administered biologic products in non-oncology indications (referred to as the “Selected Precedent Cell Therapy and Biologics M&A Transactions”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to OrthoCellix. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and OrthoCellix to which they are being compared. Lucid reviewed the total enterprise values of the target companies. These transactions, including the date each was closed, were as follows below.

The Selected Precedent Cell Therapy and Biologics M&A Transactions had total implied enterprise values between $9.9 million and $970.0 million, excluding any contingent milestone payments. Lucid derived a median total enterprise value of $295.0 million for the Selected Precedent Cell Therapy and Biologics M&A Transactions. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total enterprise values for OrthoCellix, which was approximately $38.1 million to $526.3 million. This compares to the OrthoCellix equity valuation of $110.0 million as set forth in the Merger Agreement.

Selected Precedent Cell Therapy and Biologics M&A Transactions

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
2/22/2024	Gracell Biotechnologies Inc.	AstraZeneca PLC	$970.0
7/11/2022	ViaCyte, Inc.	Vertex Pharmaceuticals Incorporated	295.0
10/19/2020	Koligo Therapeutics, Inc.	Orgenesis Inc.	12.8
12/16/2019	Fibrocell Science Inc.	Castle Creek Biosciences, Inc.	63.3
10/16/2018	Regenerative Medical Technology Group Inc.	Predictive Technology Group, Inc.	9.9
1/5/2018	TiGenix NV	Takeda Pharmaceutical Company Limited	673.6
2/10/2016	Ocata Therapeutics, Inc.	Astellas US Holding, Inc.	379.0

Selected Precedent Biomaterials M&A Transactions

Lucid reviewed the financial terms, to the extent the information was publicly available, of the eight most recent qualifying merger transactions of companies in the biomaterials industry, which had a lead candidate focused on biomaterials and were in clinical development or recently begun generating revenue (referred to as the “Selected Precedent Biomaterials M&A Transactions”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to OrthoCellix. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and OrthoCellix to which they are being compared. Lucid reviewed the total enterprise values of the target companies. These transactions, including the date each was closed, were as follows below.

The Selected Precedent Biomaterials M&A Transactions had total implied enterprise values between $15.0 million and $1.2 billion. Lucid derived a median total enterprise value of $60.1 million for the Selected Precedent Biomaterials M&A Transactions. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total enterprise values for OrthoCellix, which was approximately $42.0 million to $102.5 million. This compares to the OrthoCellix equity valuation of $110.0 million as set forth in the Merger Agreement.

Selected Precedent Biomaterials M&A Transactions

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
12/2/2024	Tantti Laboratory Inc.	Repligen Corporation	$55.1
9/18/2023	Elutia Inc.	Berkeley Biologics LLC	15.0
9/5/2023	Conformis, Inc.	Restor3D, Inc.	18.0
8/31/2023	Kerecis LLC	Coloplast A/S	1,200.0
8/9/2023	Axolotl Biologix, Inc.	Carmell Therapeutics Corporation	65.0
2/14/2023	Embody, Inc.	Zimmer Biomet Holdings, Inc.	155.0
8/9/2022	Biorez, Inc.	CONMED Corporation	85.0
4/4/2022	CartiHeal Ltd.	Bioventus Inc.	50.0

Discounted Cash Flow Analysis

Lucid estimated a range of total enterprise values for OrthoCellix based upon the present value of OrthoCellix’s estimated after-tax unlevered free cash flows as shown in the Projections. Lucid then reviewed and analyzed the revenue and expense projections for OrthoCellix contained in the Projections.

In performing this discounted cash flow analysis, Lucid utilized discount rates ranging from 13.6% to 17.6%, which were selected based on the capital asset pricing model and the estimated weighted average cost of capital of the Selected Publicly Traded Cell Therapy and Biologics Companies which was 15.6%. Given that the Projections only extend through 2033, Lucid calculated a terminal value to determine the estimated value of the NeoCart program after 2033. Lucid calculated a terminal value based on the perpetuity growth model assuming a standard growth rate of three percent as confirmed by the Carisma management team.

Using the range of discount rates of 13.6% to 17.6%, Lucid then added the terminal value to the net present cash flows of OrthoCellix’s cash flows to calculate a range of implied total equity values for OrthoCellix, which was $326.0 million to $588.1 million. This compares to the OrthoCellix equity valuation of $110.0 million as set forth in the Merger Agreement.

Carisma Valuation

Analysis of Precedent Reverse Merger Transactions

Lucid reviewed the financial terms, to the extent the information was publicly available, of life sciences reverse merger transactions commencing in January 2018 (referred to as the “Selected Precedent Reverse Merger Transactions”). Lucid reviewed the total premium to cash delivered to each target, along with other quantitative metrics. These transactions, including the date each was closed, are as follows:

Selected Precedent Reverse Merger Transactions

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($ mm’s)

6/16/2025	Crescent Biopharma, Inc.	GlycoMimetics (Nasdaq: GLYC)	$10
4/28/2025	Jade Biosciences, Inc.	Aerovate Therapeutics (Nasdaq: AVTE)	8
4/15/2025	Tvardi Therapeutics, Inc.	Cara Therapeutics (Nasdaq: CARA)	20
12/13/2024	Palvella Therapeutics, Inc.	Pieris Pharmaceuticals (Nasdaq: PIRS)	10
10/17/2024	TuHURA Biosciences, Inc.	Kintara Therapeutics (Nasdaq: KTRA)	11
10/9/2024	Wex Pharmaceuticals Inc.	Virios Therapeutics (Nasdaq: VIRI)	6
9/3/2024	Oruka Therapeutics, Inc.	ARCA Biopharma (Nasdaq: ABIO)	6
8/12/24	Firefly Neurosciences, Inc.	WaveDancer (Nasdaq: WAVD)	14
6/20/24	Tetonic Therapeutics	AVROBIO (Nasdaq: AVRO)	13
4/1/2024	Tawsfynydd Therapeutics	Onconova Therapeutics (Nasdaq: ONTX)	11
3/26/2024	Serina Therapeutics, Inc.	AgeX Therapeutics (Nasdaq: AGE)	6
3/25/2024	Q32 Bio Inc.	Homology Medicines (Nasdaq: FIXX)	20
3/21/2024	LENZ Therapeutics, Inc.	Graphite Bio (Nasdaq: GRPH)	12
3/14/2024	ImmunogenX, LLC	First Wave BioPharma (FWBI)	15
12/27/2023	Cyclo Therapeutics (Nasdaq: CYTH)	Applied Molecular Transport (Nasdaq: AMTI)	1
12/18/2023	Neurogene Inc.	Neoleukin Therapeutics (Nasdaq: NLTX)	14
11/13/2023	Cartesian Therapeutics, Inc.	Selecta Biosciences (Nasdaq: RNAC)	13
11/3/2023	Korro Bio, Inc.	Frequency Therapeutics (Nasdaq: FREQ)	15
10/31/2023	Lung Therapeutics, Inc.	Aileron Therapeutics (Nasdaq: ALRN)	10
10/16/2023	Notable Labs, Ltd.	Vascular Biogenics Ltd. (Nasdaq: VBLT)	20
9/11/2023	Dianthus Therapeutics, Inc.	Magenta Therapeutics (Nasdaq: MGTA)	20
8/16/2023	EIP Pharma (CervoMed)	Diffusion Pharmaceuticals (Nasdaq: DFFN)	10
6/29/2023	TeraImmune Inc.	Baudax Bio (Nasdaq: BXRX)	3
6/22/2023	Spyre Therapeutics, Inc.	Aeglea BioTherapeutics (Nasdaq: AGLE)	25
6/1/2023	Elicio Therapeutics, Inc.	Angion Biomedica (Nasdaq: ANGN)	7
4/22/2023	GRI Bio, Inc.	Vallon Pharmaceuticals (Nasdaq: VLON)	29
3/20/2023	CalciMedica, Inc.	Graybug Vision (Nasdaq: GRAY)	15
3/7/2023	Carisma Therapeutics, Inc.	Sesen Bio (Nasdaq: SESN)	15
2/23/2023	Enliven Therapeutics, Inc.	Imara (Nasdaq: IMRA)	10
1/9/2023	Catheter Precision, Inc.	Ra Medical Systems (NYSE: RMED)	4
12/29/2022	Disc Medicine, Inc.	Gemini Therapeutics (Nasdaq: GMTX)	10
12/27/2022	GNI Group (Gyre Therapeutics)	Catalyst Biosciences (Nasdaq: CBIO)	9
12/19/2022	Kineta, Inc.	Yumanity Therapeutics (Nasdaq: YMTX)	26
11/8/2022	ARS Pharmaceuticals, Inc.	Silverback Therapeutics (Nasdaq: SBTX)	5
9/28/2022	Aceragen, Inc.	Idera Pharmaceuticals (Nasdaq: IDRA)	7
9/15/2022	Lisata Therapeutics (Cend)	Caladrius Biosciences (Nasdaq: CLBS)	25
7/5/2022	Syros Pharmaceuticals (Nasdaq: SYRS)	Tyme Technologies (Nasdaq: TYME)	8
5/16/2022	Aprea Therapeutics, Inc.	Atrin Pharmaceuticals (NasdaqGS: APRE)	15
10/24/2021	Quoin Pharmaceuticals, Inc.	Cellect Biotechnology Ltd. (Nasdaq: APOP)	13
8/26/2021	Aadi Bioscience, Inc.	Aerpio Pharmaceuticals, Inc. (Nasdaq: ARPO)	15
8/3/2021	Decoy Biosystems, Inc.	Indaptus Therapeutics (Intec) (Nasdaq: INDP)	10
6/28/2021	Tempest Therapeutics Inc.	Millendo Therapeutics, Inc. (Nasdaq: MLND)	19
6/15/2021	ReShape Lifesciences Inc.	Obalon Therapeutics, Inc. (Nasdaq: OBLN)	15
4/27/2021	Leading BioSciences, Inc. (Palisade)	Seneca Biopharma, Inc. (Nasdaq: SNCA)	30
4/16/2021	MyMD Pharmaceuticals, Inc.	Akers Biosciences, Inc. (Nasdaq: AKER)	5
3/31/2021	StemoniX Inc. (Vyant Bio)	Cancer Genetics, Inc. (Nasdaq: CGIX)	15
3/16/2021	ChemomAb Ltd.	Anchiano Therapeutics Ltd. (Nasdaq: ANCN)	15
2/24/2021	Viracta Therapeutics, Inc.	Sunesis Pharmaceuticals (Nasdaq: SNSS)	16
1/28/2021	Quellis Biosciences, Inc. (Astria)	Catabasis Pharmaceuticals (Nasdaq: CATB)	25
12/22/2020	Yumanity Therapeutics Inc.	Proteostasis Therapeutics (Nasdaq: PTI)	34
12/1/2020	Petros Pharmaceuticals, Inc.	Neurotrope, Inc. (NasdaqCM: NTRP)	4
11/23/2020	F-star Therapeutics, Limited	Spring Bank Pharmaceuticals, Inc.	23

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($ mm’s)

11/5/2020	Ocuphire Pharma, Inc.	Rexahn Pharmaceuticals (Nasdaq: REXN)	16
10/27/2020	Viridian Therapeutics, Inc.	Miragen Therapeutics, Inc. (NasdaqCM: MGEN)	15
9/15/2020	Adicet Bio, Inc.	resTORbio, Inc. (NasdaqGS: TORC)	8
9/14/2020	Anelixis Therapeutics (Eledon)	Novus Therapeutics, Inc. (NasdaqCM: NVUS)	5
7/6/2020	Kiq Bio (Cogent)	Unum Therapeutics, Inc. (Nasdaq: UMRX)	17
6/15/2020	Forte Biosciences, Inc.	Tocagen Inc. (NasdaqGS: TOCA)	8
5/28/2020	Larimar Therapeutics, Inc.	Zafgen, Inc. (NasdaqGS: ZFGN)	5
5/26/2020	Histogen, Inc.	Conatus Pharmaceuticals (Nasdaq: CNAT)	23
5/18/2020	Timber Pharmaceuticals, Inc.	BioPharmX Corporation (AMEX: BPMX)	16
4/1/2020	Curetis NV (Euronext: CURE)	OpGen, Inc. (NasdaqCM: OPGN)	7
1/9/2020	Protara Therapeutics, Inc.	Proteon Therapeutics, Inc. (NASDAQ: PRTO)	5
12/30/2019	NeuroBo Pharmaceuticals, Inc.	Gemphire Therapeutics Inc. (NASDAQ: GEMP)	8
11/7/2019	Venus Concept Ltd.	Restoration Robotics, Inc. (NASDAQ: HAIR)	20
9/27/2019	Ocugen, Inc.	Histogenics Corporation (NASDAQ: HSGX)	NA
8/31/2019	Brickell Biotech, Inc.	Vical Incorporated (NASDAQ: VICL)	4
7/31/2019	ESSA Pharma (NASDAQ: EPIX)	Realm Therapeutics plc (NASDAQ: RLM)	1
7/22/2019	Salarius Pharmaceuticals, LLC	Flex Pharma, Inc. (NASDAQ: FLKS)	4
7/15/2019	NeuBase Therapeutics	Ohr Pharmaceutical (NASDAQ: OHRP)	7
6/10/2019	Oncternal Therapeutics, Inc.	GTx, Inc. (NASDAQ: GTXI)	9
6/9/2019	Edesa Biotech Inc.	Stellar Biotechnologies, Inc. (NASDAQ: SBOT)	2
5/9/2019	Armata Pharmaceuticals (f.k.a C3J)	Ampliphi Biosciences (NYSE: APHB)	10
5/6/2019	Adynxx, Inc.	Alliqua BioMedical, Inc. (NASDAQ: ALQA)	3
4/23/2019	Mereo BioPharma (AIM: MPH)	Oncomed Pharmaceuticals (NASDAQ: OMED)	20
4/12/2019	Immunic AG	Vital Therapies, Inc. (NASDAQ: VTL)	10
3/26/2019	Enlivex Therapeutics Ltd.	Bioblast Pharma Ltd. (NASDAQ: ORPN)	5
3/18/2019	PDS Biotechnology Corporation	Edge Therapeutics, Inc. (NASDAQ: EDGE)	5
3/13/2019	X4 Pharmaceuticals, Inc.	Arsanis, Inc. (NASDAQ: ASNS)	29
1/24/2019	Seelos Therapeutics, Inc.	Apricus Biosciences, Inc. (NASDAQ: APRI)	8
12/7/2018	Millendo Therapeutics, Inc.	OvaScience, Inc. (NASDAQ: OVAS)	5
10/12/2018	Aravive Biologics, Inc.	Versartis, Inc. (NASDAQ: VSAR)	0
2/13/2018	Vaxart, Inc.	Aviragen Therapeutics, Inc. (NASDAQ: AVIR)	44
1/30/2018	Innovate Biopharmaceuticals, Inc.	Monster Digital, Inc. (NASDAQ: MSDI)	6
1/17/2018	Evofem Biosciences, Inc.	Neothetics, Inc. (NASDAQ: NEOT)	29
1/4/2018	Rocket Pharmaceuticals, Ltd	Inotek Pharmaceuticals Corp (NASDAQ: ITEK)	5

Lucid reviewed the value delivered for the public vehicle (net of cash) from the Selected Precedent Reverse Merger Transactions, which ranged from $0 to $44.0 million. Lucid derived the median for the value delivered for the public vehicle (net of cash) to be $11.0 million. This compares to the Carisma equity valuation of $15.0 million as set forth in the Merger Agreement.

The summary set forth above does not purport to be a complete description of all the analyses performed by Lucid. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Lucid did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Lucid believes, and advised Carisma’s board of directors, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying the Lucid Opinion. In performing its analyses, Lucid made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Carisma and OrthoCellix. These analyses performed by Lucid are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Carisma, OrthoCellix, Lucid or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Lucid and the Lucid Opinion were among several factors taken into consideration by Carisma’s board of directors in making its decision to enter into the Merger Agreement and should not be considered as determinative of such a decision.

Lucid was selected by Carisma’s board of directors to render an opinion to Carisma’s board of directors because Lucid is a nationally recognized investment banking firm and as part of its investment banking business, Lucid is regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Pursuant to the Engagement Letter, Lucid received an upfront fee of $50,000 upon the signing of the Engagement Letter and an additional fee of $125,000 upon delivery of the Lucid Opinion. Additionally, Carisma has agreed to reimburse Lucid for its out-of-pocket expenses and has agreed to indemnify Lucid against certain liabilities, including liabilities under the federal securities laws.

In the two years preceding the date of the Lucid Opinion, Lucid did not have a relationship with Carisma or its affiliates and did not receive any fees from Carisma or any of its affiliates. In the two years preceding the date of the Lucid Opinion, Lucid did not have a relationship with OrthoCellix or any of its affiliates, including Ocugen, and did not receive any fees from OrthoCellix or any of its affiliates, including Ocugen. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to Carisma, OrthoCellix, Ocugen and/or their respective affiliates and would expect to receive fees for the rendering of these services.

In the ordinary course of business, Lucid or certain of its affiliates, as well as investment funds in which Lucid or its affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Carisma, OrthoCellix, Ocugen or any other party that may be involved in the merger and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Lucid has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Lucid’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Carisma and the proposed merger that may differ from the views of Lucid’s investment banking personnel.

The Lucid Opinion was reviewed and approved by a fairness opinion committee of Lucid.

Certain Unaudited Prospective Financial Information

The following information in this section does not give effect to the contemplated reverse stock split.

Carisma does not, as a matter of course, publicly disclose long-term forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability and subjectivity of the underlying assumptions, estimates and projections. However, as described in “The Merger — Background of the Transaction,” in connection with its evaluation of the merger, the Carisma board of directors considered certain unaudited, non-public financial projections with respect to OrthoCellix as developed by OrthoCellix management, which were adjusted and revised by Carisma management as described below. On June 16, 2025, Carisma management received a revenue model regarding OrthoCellix’s business and lead asset from OrthoCellix. Carisma management evaluated this information and applied Carisma management’s judgment (as well as the considerations and assumptions described below) to develop its view regarding the revenue projections and resulting free cash flows of OrthoCellix for each of the fiscal years ending December 31, 2025 through December 31, 2033. Carisma management assessed the revenue potential of OrthoCellix’s lead asset, effective tax rate, market penetration, costs of goods sold and other factors described below in order to prepare the financial forecast for each of the fiscal years ending December 31, 2025 through 2033. Carisma management further applied certain probabilities of success, as determined by Carisma management, for OrthoCellix’s lead asset to reflect Carisma’s probability-adjusted outlook of OrthoCellix’s present value of free cash flows (the “Carisma Adjusted OrthoCellix Projections”).

The Carisma Adjusted OrthoCellix Projections were provided to and considered by the Carisma board of directors in connection with its evaluation of the transactions contemplated by the Merger Agreement and Carisma’s other strategic alternatives. The Carisma board of directors directed Lucid Capital Markets to use the Carisma Adjusted OrthoCellix Projections as described below in its financial analyses and for purposes of its fairness opinion (as summarized above under the section titled “The Merger — Opinion of Carisma’s Financial Advisor”). The Carisma Adjusted OrthoCellix Projections were the only financial projections relied upon by Lucid Capital Markets in rendering its fairness opinion.

The summaries of the Carisma Adjusted OrthoCellix Projections are not being included in this proxy statement/prospectus to influence any stockholder’s decision whether to vote for the Nasdaq Stock Issuance Proposal or for any other related purpose. The summaries of the Carisma Adjusted OrthoCellix Projections are being included in this proxy statement/prospectus because the Carisma Adjusted OrthoCellix Projections were provided to the Carisma board of directors to evaluate strategic alternatives considered by the Carisma board of directors, including the transactions contemplated by the Merger Agreement, and to Lucid Capital

Markets. The Carisma Adjusted OrthoCellix Projections may differ from publicized analyst estimates and forecasts and, in each instance, do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger.

Each of the Carisma Adjusted OrthoCellix Projections, although presented with numerical specificity, are necessarily based on numerous variables, estimates and assumptions that are inherently uncertain, and many of which are beyond Carisma’s control. Because the Carisma Adjusted OrthoCellix Projections span multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the Combined Company’s business and its results of operations. Each of the Carisma Adjusted OrthoCellix Projections was prepared by Carisma management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Carisma’s control. Although Carisma believes its assumptions about OrthoCellix to be reasonable, all financial projections are inherently uncertain, and Carisma expects that differences will exist between actual and projected results. As a result, there can be no assurance that any of the Carisma forecasts accurately reflect future trends or, in the case of the Carisma Adjusted OrthoCellix Projections, accurately estimate the future market for OrthoCellix’s lead asset. There also can be no assurance that OrthoCellix’s competitors will not commercialize products that are more effective or more successfully marketed and sold than any product that OrthoCellix may market or commercialize. The Carisma Adjusted OrthoCellix Projections are subject to many risks and uncertainties, and you are urged to review the section titled “Risk Factors” beginning on page 29 of this proxy statement/prospectus for a description of risk factors relating to the Merger and OrthoCellix’s business. You should also read the section titled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 143 of this proxy statement/prospectus for additional information regarding the risks inherent in forward-looking information such as the Carisma Adjusted OrthoCellix Projections. The Carisma Adjusted OrthoCellix Projections were not reviewed or approved by OrthoCellix’s management, its board of directors or its advisors. In addition, the Carisma Adjusted OrthoCellix Projections will be affected by OrthoCellix’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that any of the Carisma Adjusted OrthoCellix Projections will be realized, and actual results may vary materially from those shown.

The Carisma Adjusted OrthoCellix Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Each of the Carisma Adjusted OrthoCellix Projections were developed solely using the information available to Carisma management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. None of Carisma, OrthoCellix nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any Carisma or OrthoCellix stockholder regarding the ultimate performance of Carisma or OrthoCellix compared to the information contained in any of the Carisma Adjusted OrthoCellix Projections, the likelihood that the Carisma Adjusted OrthoCellix Projections will be achieved consistent with any of the Carisma Adjusted OrthoCellix Projections or at all, the marketability or market penetration of OrthoCellix’s lead asset, or the overall future performance of Carisma or OrthoCellix.

The Carisma Adjusted OrthoCellix Projections included herein have been prepared by, and are the responsibility of, Carisma’s management. Neither PricewaterhouseCoopers LLP, nor any other independent accountant has audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the Carisma Adjusted OrthoCellix Projections and, accordingly, neither PricewaterhouseCoopers LLP, nor any other independent accountant expresses an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/prospectus relates to the NeoCart Business of Ocugen’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so. The report of KPMG LLP included in this proxy statement/prospectus that relates to Carisma’s historical audited financial statements does not extend to the unaudited prospective financial information and should not be read to do so.

Certain of the measures included in the Carisma Adjusted OrthoCellix Projections, including unlevered free cash flow, are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Unlevered free cash flow should not be considered as an alternative to operating income or net income, prepared in accordance with GAAP, as a measure of operating performance.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to the most directly comparable GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Lucid Capital Markets for purposes of its financial analysis as described in the section titled “The Merger — Opinion of Carisma’s Financial Advisor” or by the Carisma board of directors in connection with their consideration of the merger. Accordingly, Carisma has not provided a reconciliation of the non-GAAP financial measures included in the Carisma Adjusted OrthoCellix Projections to the relevant GAAP financial measures.

Carisma undertakes no obligation to update or otherwise revise or reconcile any of the Carisma Adjusted OrthoCellix Projections to reflect circumstances existing after the date such Carisma Adjusted OrthoCellix Projections were generated or to reflect the occurrence of future events. None of Carisma, or, to the knowledge of Carisma, OrthoCellix, intends to make publicly available any update or other revisions to any of the Carisma Adjusted OrthoCellix Projections, except as otherwise required by law.

Carisma Adjusted OrthoCellix Projections

Set forth below is a summary of the Carisma Adjusted OrthoCellix Projections, which are select projected financial information for OrthoCellix for fiscal years 2025 through 2033 based on information as prepared by Carisma management in connection with Carisma’s evaluation of the Merger. In evaluating the Merger, the Carisma board of directors reviewed and considered the Carisma Adjusted OrthoCellix Projections as one of multiple factors in determining that the Merger was in the best interests of the Carisma stockholders, including the appropriateness of the exchange ratio. The Carisma board of directors considered the Carisma Adjusted OrthoCellix Projections both quantitatively, through their use in the discounted cash flow analysis conducted by Lucid Capital Markets as discussed in the section titled “The Merger — Opinion of Carisma’s Financial Advisor”, and qualitatively as they informed the Carisma board of directors’ view on OrthoCellix’s potential market opportunity development timeline and long-term growth prospects. With respect to the time period covered by the Carisma Adjusted OrthoCellix Projections, the Carisma Adjusted OrthoCellix Projections extend through 2033 to reflect the anticipated regulatory approval, commercial launch and subsequent ramp-up period for OrthoCellix’s lead asset. Projections in years beyond 2029 were developed by extending growth rates and operating assumptions from the initial 5-year period to reflect a trajectory of commercialization and market penetration that the Carisma board of directors determined to be reasonable in its evaluation of the Merger. While OrthoCellix is a clinical-stage company, Carisma’s management determined that the Carisma Adjusted OrthoCellix Projections were reasonable given the timing of the expected Phase 3 trial completion and subsequent commercial launch. The risks and uncertainties regarding the Carisma Adjusted OrthoCellix Projections, including the potential for adverse developments such as delays in obtaining or failure to obtain regulatory approvals and additional competition or changes in the competitive or regulatory landscape, increase each successive year.

The Carisma Adjusted OrthoCellix Projections were further probability-adjusted downward by Carisma’s management by 53.6% to reflect a probability of success for a Phase 3 biologic company similar to OrthoCellix’s lead asset, which adjustment was determined by Carisma management’s judgment and experience and with reference to the Biotechnology Innovation Organization’s “Clinical Development Success Rates and Contributing Factors in 2011 – 2020” report published in 2021 for the likelihood of a Phase 3 biologic company to reach FDA approval. Carisma’s management adjusted OrthoCellix’s operating assumptions to more closely align with anticipated market conditions, competitive dynamics, and operating efficiencies for OrthoCellix’s lead asset. These adjustments were intended to reflect Carisma’s management’s judgment of reasonable expectations for OrthoCellix’s long-term performance (rather than OrthoCellix’s unadjusted assumptions). The Carisma Adjusted OrthoCellix Projections also included, among other things, the following key assumptions as to which there can be no assurance: assumptions related to peak market share and revenue relating to OrthoCellix’s lead asset; OrthoCellix’s lead asset becoming commercially available in 2028; growth in unit pricing assumptions; Costs of goods sold estimates and assumptions; Research and development expenses decreasing as a percentage of revenue during the period covered by the Carisma Adjusted OrthoCellix Projections; EU expenses being assumed to be 65.0% of the projected U.S. expenses beginning in 2028 after the commercial launch; U.S. Marketing and Promotional Expenses beginning in commercial year 1 (2028) decreasing as a percentage of revenue during the period covered by the Carisma Adjusted OrthoCellix Projections; EU expenses assumed to be 70.0% of the projected U.S. expenses beginning in 2028; and an assumed corporate tax rate of 21.0% beginning in 2028.

Qualitatively, Carisma’s management assumed U.S. regulatory approval of OrthoCellix’s lead asset in 2028, followed by commercial launch in that same year. European approval was also assumed in 2028, with associated EU commercialization expenses beginning at that time. These assumptions are based on management’s estimates of the clinical and regulatory timelines; however, Carisma acknowledges that regulatory approvals are outside of its and OrthoCellix’s control and actual timing may differ materially.

Carisma did not prepare or consider multiple projection scenarios beyond the Carisma Adjusted OrthoCellix Projections included herein. The Carisma board of directors and management determined that preparing a single probability-adjusted forecast was the most appropriate approach given OrthoCellix’s stage of development, the absence of commercial operations or historical revenue and the inherent uncertainties associated with forecasting in the biotechnology industry that could risk creating a misleading impression in forecasting highly speculative outcomes. The Carisma Adjusted OrthoCellix Projections are inherently speculative and should not be regarded as a guarantee of future performance.

The Carisma Adjusted OrthoCellix Projections for the applicable periods are summarized below (in millions):

	2025	2026	2027	2028	2029	2030	2031	2032	2033
Revenue	—	—	—	$45.5	$111.9	$204.9	$330.5	$495.5	$707.0
Operating Income	$(15.3)	$(11.9)	$(8.0)	$(51.6)	$(10.4)	$42.0	$118.0	$225.2	$372.4
Unlevered Free Cash Flow(1)	$(15.3)	$(11.9)	$(8.0)	$(51.6)	$(10.4)	$33.2	$93.2	$177.9	$294.2
Risk Adjusted Free Cash Flow(2)	$(15.3)	$(11.9)	$(8.0)	$(27.6)	$(5.6)	$17.8	$50.0	$95.3	$157.7
(1)	Unlevered free cash flow is a non-GAAP financial measure defined as operating income, less taxes, less change in net working capital.
(2)	FCF or free cash flow is a non-GAAP financial measure defined as cash flow from operations minus capital expenditures.

In light of the foregoing factors and the uncertainties inherent in each of the Carisma Adjusted OrthoCellix Projections, stockholders are cautioned not to place undue reliance on the Carisma Adjusted OrthoCellix Projections.

Interests of Carisma’s Directors and Executive Officers in the Merger

The following information and all other information contained in this proxy statement/prospectus does not give effect to the contemplated reverse stock split.

In considering the recommendation of Carisma’s board of directors with respect to issuing shares of Carisma’s common stock as contemplated by the Merger Agreement and the other matters to be acted upon by Carisma’s stockholders at the Carisma Special Meeting, Carisma’s stockholders should be aware that certain members of the board of directors and certain executive officers of Carisma have interests in the Merger that may be different from, or in addition to, the interests of Carisma’s stockholders. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

Each of Carisma’s board of directors and OrthoCellix’s board of directors were aware of certain of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that Carisma’s stockholders approve the proposals to be presented for consideration at the Carisma Special Meeting as contemplated by this proxy statement/prospectus, and that OrthoCellix’s sole stockholder signs and returns the written consent as contemplated by this proxy statement/prospectus. At the time that the Carisma board of directors approved the Merger Agreement and Merger, the Carisma board of directors anticipated that Steven Kelly would be terminated in connection with the closing of the Merger and would, as a result, be eligible to receive severance benefits pursuant to his employment agreement with Carisma.

For purpose of this discussion, Carisma’s executive officers are Steven Kelly, President and Chief Executive Officer, Michael Klichinsky, Chief Scientific Officer, and Natalie McAndrew, Vice President of Finance. Carima’s non-employee directors are Sohanya Cheng, John Hohneker, Briggs Morrison, David Scadden, Marella Thorell and Sanford Zweifach.

Ownership Interests

As of July 31, 2025, Carisma’s directors and executive officers owned, in the aggregate, 1.19% of the outstanding shares of Carisma’s common stock, which for purposes of this subsection excludes Carisma’s common stock issuable upon exercise of options held by such individuals.

The affirmative vote of a majority in voting power of the votes cast by the holders of Carisma’s common stock present or represented by proxy at the Carisma Special Meeting and entitled to vote on the matter is required for approval of Proposal Nos. 1, 2, 4, 5, 6 and 7. With respect to Proposal No. 3, the directors are elected by a plurality of the votes properly cast at the Carisma Special Meeting, and the three nominees for director receiving the highest number of affirmative votes will be elected. As of July 31, 2025, certain executive officers and directors of Carisma who in the aggregate owned approximately 0.03% of the outstanding shares of Carisma’s common stock have each entered into a support agreement in connection with the Merger.

See the section entitled “Principal Stockholders of Carisma” on page 382 of this proxy statement/prospectus for a description of the beneficial ownership of Carisma’s directors and officers. For a more detailed discussion of the support agreements with certain of Carisma’s executive officers and directors, please see the section entitled “Agreements Related to the Merger — Support Agreements and Lock-Up Agreement” beginning on page 204 of this proxy statement/prospectus.

Effect of the Merger on Carisma’s Options

As of July 31, 2025, Carisma’s directors and executive officers owned, in the aggregate, unvested options for 1,659,978 shares of Carisma’s common stock and vested options for 2,576,679 shares of Carisma’s common stock.

All outstanding and unexercised options granted pursuant to the 2017 Stock Incentive Plan, the 2014 Amended and Restated Stock Incentive Plan or as an inducement grant under Nasdaq Listing Rule 5635(c)(4) will remain in effect pursuant to their terms and will be unaffected by the Merger (other than with respect to the acceleration of vesting in connection with the Merger described below).

The following table presents certain information concerning the outstanding options held by Carisma’s current directors and executive officers as of July 31, 2025, without giving effect to any acceleration of vesting provided for in connection with the Merger. All of the options in the table below were out-of-the-money as of July 31, 2025, on which date the closing price per share of Carisma’s common stock was $0.3220, except for the 56,982 vested options held by Dr. Klichinsky, which have an exercise price per share of $0.11. The number of shares of Carisma’s common stock underlying such options will be adjusted appropriately to reflect the contemplated reverse stock split.

	Number of Shares Underlying Vested Options	Weighted Average Exercise Price of Vested Options	Number of Shares Underlying Unvested Options	Weighted Average Exercise Price of Unvested Options
Executive Officers
Steven Kelly	1,643,515	$2.26	1,061,250	$2.77
Michael Klichinsky, Pharm.D., PhD	503,038	$2.60	456,484	$2.61
Natalie McAndrew	—	—	—	—
Non-Employee Directors
Sohanya Cheng	9,675	$0.97	29,025	$0.97
John Hohneker, M.D.	35,475	$1.62	22,575	$2.09
Briggs Morrison, M.D.	143,724	$2.17	11,825	$7.25
David Scadden, M.D.	12,900	$1.67	25,800	$1.67
Marella Thorell	12,900	$1.67	25,800	$1.67
Sanford Zweifach	215,452	$2.16	27,219	$3.98

Management Positions Following the Merger

Steven Kelly, Carisma’s President and Chief Executive Officer, is expected to serve as the President and Chief Executive Officer of the Combined Company and Natalie McAndrew, Carisma’s Vice President of Finance (Carisma’s principal financial officer and principal accounting officer) is expected to serve as the Vice President of Finance (principal financial officer and principal accounting officer) of the Combined Company. Each executive officer of the Combined Company will serve at the discretion of the Combined Company’s board of directors and hold office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

On August 29, 2025, at the request of OrthoCellix, Carisma entered into an amended and restated employment agreement with Mr. Kelly (the “A&R Employment Agreement”), which amends and restates Mr. Kelly’s employment agreement, dated March 7, 2023, with Carisma (the “Original Employment Agreement”), subject to and effective upon the closing of the Merger. Pursuant to the A&R Employment Agreement, Mr. Kelly will serve as the President and Chief Executive Officer of the Combined Company. The A&R Employment Agreement provides for substantially similar compensation arrangements as the Original Employment Agreement, except that the A&R Employment Agreement (i) reflects Mr. Kelly’s current base salary that was implemented as part of Carisma’s annual compensation review in December 2024, (ii) clarifies that the Merger will not constitute a “Change in Control” under the A&R Employment Agreement and (iii) provides that Mr. Kelly will be granted, on or following the closing of the Merger, an option for a number of shares of the Combined Company’s common stock equal to 4.0% of the fully diluted capitalization of the Combined Company at the closing of the Merger, which option will have an exercise price equal to the closing price of the Combined Company’s common stock on the grant date and will vest in three equal annual installments beginning on the first anniversary of the grant date and ending on the third anniversary of the grant date, subject to Mr. Kelly’s continued service through the applicable vesting dates. In the event the Merger does not close, the A&R Employment Agreement will be void and of no force or effect and the Original Employment Agreement will remain in effect. For a more detailed description of the Original Employment Agreement, see the section entitled “Carisma Executive Compensation — Employment Agreements with Named Executive Officers” beginning on page 223 of this proxy statement/prospectus.

On December 24, 2024, Carisma entered into a master services agreement (the “Services Agreement”) with Danforth Global, Inc. and Danforth Advisors, LLC (collectively, “Danforth”), pursuant to which Danforth will provide finance and accounting services to be provided to Carisma by Natalie McAndrew, a Senior Director of Danforth. Carisma pays Danforth an agreed upon hourly rate for such services and reimburses Danforth for expenses. The Services Agreement may be terminated by Carisma or Danforth with cause, upon 30 days prior written notice, and without cause, upon 60 days prior written notice.

Director Positions Following the Merger

Steven Kelly, a member of the Carisma board of directors, is expected to remain a member of the board of directors of the Combined Company. Because Mr. Kelly is expected to serve as the President and Chief Executive Officer of the Combined Company, Mr. Kelly will not be eligible to receive compensation to be paid to non-employee directors of the Combined Company. For a description of Carisma’s current non-employee director compensation policy and the amounts paid to Carisma’s non-employee directors in 2024, see the section entitled “Carisma Director Compensation” beginning on page 234 of this proxy statement/prospectus.

Pursuant to the terms of the Merger Agreement, effective immediately prior to the Effective Time of the Merger, all other then-current Carisma directors will resign. All unvested Carisma options held by such non-employee directors will vest in full upon the closing of the Merger.

Potential Payments upon Termination or Change in Control

Mr. Kelly is expected to serve as the President and Chief Executive Officer of the Combined Company. Pursuant to the terms of the Merger Agreement, effective immediately prior to the Effective Time, Carisma will terminate the employment of Michael Klichinsky, Carisma’s Chief Scientific Officer.

Mr. Kelly’s Original Employment Agreement provides that if his employment is terminated either (i) by Carisma without Cause or (ii) by him with Good Reason (each as defined in the employment agreement), in either case within the period beginning three months before and ending 12 months after a Change in Control (as defined in the employment agreement) (the “Change in Control Period”), then Mr. Kelly will be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of Carisma and compliance with all post-employment obligations under law or any restrictive covenant agreement with Carisma, (a) a lump sum payment of (x) 18 months of current base salary and (y) an amount equal to 150.0% of his target bonus for the year of termination (or, if higher, his target bonus immediately prior to the Change in Control), (b) a lump sum payment equal to 100.0% of his target bonus for the year of termination (or, if higher, based on the target bonus immediately prior to the Change in Control) pro-rated based on the number of days he was employed during the calendar year in which his termination occurs, (c) COBRA health continuation for up to 18 months and (d) 100.0% acceleration of all outstanding and unvested stock-based awards subject to time-based vesting. Although it is expected that Mr. Kelly will serve as the President and Chief Executive Officer of the Combined Company, if his employment is terminated without Cause or by him with Good Reason on or prior to the Effective Time of the Merger, he would be entitled to the benefits provided for him under his Original Employment Agreement.

On August 29, 2025, Carisma entered into a retention and transaction bonus agreement with Mr. Kelly (the “Bonus Agreement”). Pursuant to the Bonus Agreement, if Mr. Kelly remains continuously employed by Carisma through the earlier of (i) the date of the closing of the Merger and (ii) October 31, 2025 (such earliest date, the “Retention Date”), subject to his execution and non-revocation of a release of claims in favor of Carisma, Mr. Kelly will be entitled to receive a retention bonus in a lump sum amount equal to the sum of (i) 12 months of his current base salary and (ii) 100.0% of his target bonus for 2025, prorated based on the Retention Date (the “Retention Bonus”). If Mr. Kelly becomes eligible for the Retention Bonus on October 31, 2025 (because Mr. Kelly remained continually employed by Carisma through October 31, 2025, and the closing of the Merger has not occurred by that date), as a condition of receiving the Retention Bonus, Mr. Kelly must forgo the severance benefits set forth in his Original Employment

Agreement, other than the applicable continued health benefits payments pursuant to the terms and conditions of the Original Employment Agreement. In addition, pursuant to the Bonus Agreement, if the closing of the Merger occurs prior to October 31, 2025, contingent upon Mr. Kelly remaining continuously employed by Carisma through such closing and subject to his execution and non-revocation of a release of claims in favor of Carisma, Mr. Kelly will be entitled to an additional transaction bonus in a lump sum amount equal to the difference of (i) the sum of (a) 18 months of his current base salary, (b) 150.0% of his target bonus for 2025, and (c) 100.0% of his target bonus for 2025, prorated based on the date of the closing of the Merger, minus (ii) the Retention Bonus (the “Transaction Bonus”, and together with the Retention Bonus, the “Bonuses”). If Mr. Kelly’s employment with Carisma is terminated for any reason prior to the Retention Date, Mr. Kelly will not be eligible to receive the Bonuses pursuant to the Bonus Agreement and will remain eligible to receive any applicable severance benefits set forth in the Original Employment Agreement, pursuant to the terms and conditions of the Original Employment Agreement.

Dr. Klichinsky’s employment agreement with Carisma, dated March 7, 2023, provides that if his employment is terminated either (i) by Carisma without Cause or (ii) by him with Good Reason (each as defined in the employment agreement), in either case, within the Change in Control Period, then Dr. Klichinsky will be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of Carisma and compliance with all post-employment obligations under law or any restrictive covenant agreement with Carisma, (a) a lump sum payment of (x) 12 months of current base salary and (y) an amount equal to 100.0% of his target bonus for the year of termination (or, if higher, his target bonus immediately prior to the Change in Control), (b) a lump sum payment equal to 100.0% of his target bonus for the year of termination (or, if higher, based on the target bonus immediately prior to the Change in Control) pro-rated based on the number of days he was employed during the calendar year in which his termination occurs, (c) COBRA health continuation for up to 12 months and (d) 100.0% acceleration of all outstanding and unvested stock-based awards subject to time-based vesting. Dr. Klichinsky will be entitled to the benefits afforded to him under his employment agreement in the event of his termination without Cause within the Change in Control Period.

Natalie McAndrew, Carisma’s Vice President of Finance, is not entitled to any severance payments in connection with the Merger. For a more detailed description of the employment agreements of Carisma’s NEOs, see the section entitled “Carisma Executive Compensation — Employment Agreements with Named Executive Officers” beginning on page 223 of this proxy statement/prospectus.

Taxation

Each of Mr. Kelly’s and Dr. Klichinsky’s employment agreements contain a Section 280G limited cutback, in which Mr. Kelly and Dr. Klichinsky are each entitled to receive the greater of (i) the best net after-tax amount of any payments that are subject to the excise tax imposed by Section 4999 of the Code, calculated in a manner consistent with Section 280G of the Code, and (ii) the amount of parachute payments he would be entitled to receive if they were reduced to an amount equal to one dollar less than the amount at which Mr. Kelly or Dr. Klichinsky, respectively, becomes subject to excise tax imposed by Section 4999 of the Code.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Merger and that is payable or may become payable to Carisma’s NEOs. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. For purposes of calculating the amounts in the table below, Carisma has assumed:

●	the effective time of the Merger occurred on July 31, 2025;
●	Mr. Kelly will serve as the President and Chief Executive Officer of the Combined Company and he will be entitled to receive the Retention Bonus and the Transaction Bonus under the terms of his Bonus Agreement (as described above);
●	the employment of Dr. Klichinsky will be terminated on July 31, 2025 in a manner that entitles him to receive the severance payments and benefits under the terms of his employment agreement (as described above). The employment of Dr. Klichinsky is expected to be terminated effective immediately prior to the closing of the Merger within the Change in Control Period;
●	payments made to Mr. Kelly pursuant to the terms of his A&R Employment Agreement (under which he is expected to provide service as the President and Chief Executive Officer of the Combined Company) are not made payments in connection with the Merger; and

●	the NEOs do not enter into additional agreements or otherwise becomes legally entitled to, additional compensation or benefits.

The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described below and elsewhere in this proxy statement/prospectus and in the footnotes to the table. Furthermore, the amounts set forth in the table do not reflect any reductions in payments or benefits that could result from the operation of Sections 280G and 4999 of the Code modified cutback provision that is in the employment agreements of Carisma’s NEOs, as described above. As a result, the actual amounts, if any, that Carisma’s NEOs will receive, may materially differ from the amounts set forth in the table.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the section entitled “The Merger — Interests of Carisma’s Directors and Executive Officers in the Merger —  Potential Payments upon Termination or Change in Control” beginning on page 173 of this proxy statement/prospectus.

Name	Cash ($)(1)	Equity ($)(2)	Health Benefits Continuation ($)(3)	Total ($)
Steven Kelly	$1,714,077	$—	$—	$1,714,077
President & Chief Executive Officer
Richard Morris	—	—	—	—
Former Chief Financial Officer(4)
Michael Klichinsky	$806,867	$—	$26,937	$833,804
Current Chief Scientific Officer
(1)	The amounts listed in this column represent (i) for Mr. Kelly, a Retention Bonus of $887,277 ( lump sum amount equal to the sum of (a) 12 months of his base salary continuation and (b) 100.0% of his target bonus payment for 2025, prorated based on the date of the closing of the Merger) and a Transaction Bonus of $826,800 (a lump sum amount equal to the difference of (a) the sum of (A) 18 months of his base salary continuation, (B) 150.0% of his target bonus payment for 2025 and (C) 100.0% of his target bonus payment for 2025, prorated based on the date of the closing of the Merger, minus (b) the Retention Bonus), which Bonuses are payable to Mr. Kelly pursuant to his Bonus Agreement in connection with the closing of the Merger; (ii) a cash severance amount payable to Dr. Klichinsky pursuant to his employment agreement equal to 12 months of base salary continuation ($494,000), which amount is payable to Dr. Klichinsky in a lump sum payment following his termination of employment; (iii) a cash severance amount payable to Dr. Klichinsky equal to 100.0% of his target bonus payment for 2025 ($197,600), payable in a lump sum payment following his termination of employment and (iv) a cash severance amount payable to Dr. Klichinsky equal to 100.0% of his target bonus payment for 2025, pro-rated based on the number of days he was employed during 2025 ($115,267), payable in a lump sum following his termination of employment. The cash payments to Mr. Kelly are single-trigger benefits in that they will paid in connection with the closing of the Merger alone provided Mr. Kelly remains employed as the President and Chief Executive Officer of the Combined Company. The severance payments to Dr. Klichinsky are double-trigger benefits in that they will be paid only if Dr. Klichinsky experiences a qualifying termination of employment in connection with the Merger within the Change in Control Period.
(2)	The amount listed in this column represents the value of the full acceleration of vesting of in-the-money unvested stock options held by Dr. Klichinsky. There are no unvested in-the-money stock options held by Dr. Klichinsky as of July 31, 2025, and as such, no amounts are included in this column. The value in the table is based on the extent to which $0.4186 (which represents the average closing market price per share of Carisma’s common stock on the Nasdaq Capital Market over the first five business days following the first public announcement on June 23, 2025 of the entry into the Merger Agreement) exceeds the exercise price of unvested options. The acceleration is a double-trigger benefit in that it will only occur if Dr. Klichinsky experiences a qualifying termination of employment in connection with the Merger within the Change in Control Period.
(3)	The amount listed in this column represents the value of continued health benefits payments in lieu of COBRA to be provided to Dr. Klichinsky pursuant to his employment agreement for a period of up to 12 months. This is a double-trigger benefit in that it will be provided only if Dr. Klichinsky experiences a qualifying termination of employment in connection with the Merger within the Change in Control Period.
(4)	Mr. Morris ceased providing services to Carisma on December 31, 2024. For a description of the severance paid to Mr. Morris in connection with his termination without Cause, see “Carisma Executive Compensation”.

Although it is expected that Mr. Kelly will serve as the President and Chief Executive Officer of the Combined Company, if his employment is terminated without Cause or by him with Good Reason on or prior to the Effective Time of the Merger, he would be entitled to the benefits provided for him under his Original Employment Agreement. For purposes of calculating Mr. Kelly’s amounts in the table below, Carisma has assumed:

●	the effective time of the Merger occurred on July 31, 2025;
●	the employment of Dr. Kelly will be terminated on July 31, 2025 in a manner that entitles him to receive the severance payments and benefits under the terms of his Original Employment Agreement (as described above) and does not entitle him to receive the Bonuses under the Bonus Agreement; and
●	Mr. Kelly does not enter into a new agreement, does not otherwise become legally entitled to additional compensation or benefits and the A&R Employment Agreement does not take effect.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the section entitled “The Merger — Interests of Carisma’s Directors and Executive Officers in the Merger — Potential Payments upon Termination or Change in Control” beginning on page 173 of this proxy statement/prospectus.

			Health
			Benefits
	Cash	Equity	Continuation	Total
Name	($)(1)	($)(2)	($)(3)	($)
Steven Kelly	$1,651,000	$—	$67,621	$1,718,621
President & Chief Executive Officer
(1)	The amount listed in this column represents (i) a cash severance amount payable to Mr. Kelly pursuant to his Original Employment Agreement equal to 18 months of base salary continuation ($936,000), which amount is payable to Mr. Kelly in a lump sum payment following his termination of employment; (ii) a cash severance amount payable to Mr. Kelly equal to 150.0% of his bonus payment for 2025 ($514,800), payable in a lump sum payment following his termination of employment; and (iii) a cash severance amount payable to Mr. Kelly equal to 100.0% of his target bonus payment for 2025, pro-rated based on the number of days he was employed during the calendar year 2025 ($200,200), payable in a lump sum following his termination of employment. The cash severance payments are double-trigger benefits in that they will be paid only if Mr. Kelly experiences a qualifying termination of employment in connection with the Merger on or prior to the Effective Time of the Merger.
(2)	The amount listed in this column represents the value of the full acceleration of vesting of in-the-money unvested stock options held by Mr. Kelly. There are no unvested in-the-money stock options held by Mr. Kelly as of July 31, 2025, and as such, no amount is included in this column. The value in the table is based on the extent to which $0.4186 (which represents the average closing market price per share of Carisma’s common stock on the Nasdaq Capital Market over the first five business days following the first public announcement on June 23, 2025 of the entry into the Merger Agreement) exceeds the exercise price of unvested options. The acceleration is a double-trigger benefit in that it will only occur if Mr. Kelly experiences a qualifying termination of employment in connection with the Merger on or prior to the Effective Time of the Merger.
(3)	The amount listed in this column represents the value of continued health benefits payments in lieu of COBRA to be provided to Mr. Kelly pursuant to his Original Employment Agreement for a period of up to 18 months. This is a double-trigger benefit in that it will be provided only if Mr. Kelly experiences a qualifying termination of employment in connection with the Merger on or prior to the Effective Time of the Merger.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to Carisma’s directors and executive officers under the Merger Agreement, see the section entitled “The Merger Agreement — Indemnification of Officers and Directors” beginning on page 196 of this proxy statement/prospectus.

Interests of OrthoCellix’s Directors and Executive Officers in the Merger

In considering the recommendation of OrthoCellix’s board of directors with respect to approving the Merger, stockholders should be aware that OrthoCellix’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of OrthoCellix common stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

OrthoCellix’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the OrthoCellix common stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Ownership Interests

As a wholly owned subsidiary of Ocugen, as of June 30, 2025, OrthoCellix’s current non-employee directors and executive officers do not beneficially own any shares of OrthoCellix capital stock. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger — Support Agreements and Lock-Up Agreement” beginning on page 204 of this proxy statement/prospectus.

Shankar Musunuri, a director of OrthoCellix, is Chairman of the board of directors, Chief Executive Officer & Co-founder of Ocugen and Michael Shine, a director of OrthoCellix, was Senior Vice President, Commercial of Ocugen until June 30, 2025. At the Effective Time of the Merger, the Combined Company’s board of directors will be fixed at six members, consisting of one member designated by Carisma and five members designated by OrthoCellix. Shankar Musunuri is expected to resign from his position as a director of OrthoCellix, effective immediately prior to the Effective Time of the Merger. Michael Shine is expected to continue on the board of directors of the Combined Company.

Limitations of Liability, Indemnification and Insurance

In addition to the indemnification obligations required by the certificate of incorporation and by-laws of OrthoCellix, OrthoCellix has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of OrthoCellix’s directors and executive officers for reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of OrthoCellix. OrthoCellix believes that the certificate of incorporation provisions, by-laws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

For a discussion of the indemnification and insurance provisions related to the OrthoCellix directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement — Indemnification of Officers and Directors” beginning on page 196 of this proxy statement/prospectus.

Management Following the Merger

The Carisma board of directors currently consists of seven members.

In accordance with the terms of Carisma’s certificate of incorporation, its board of directors is divided into three classes (Class I, Class II and Class III), with members of each class serving staggered three-year terms. The members of the classes are divided as follows:

●	the Class I directors are currently John Hohneker, M.D. and Sohanya Cheng, and their term expires at the annual meeting of stockholders to be held in 2027;
●	the Class II directors are Steven Kelly, Briggs Morrison, M.D. and Sanford Zweifach, and their term expires at the Carisma Special Meeting; and
●	the Class III directors are David Scadden, M.D. and Marella Thorell, and their term expires at the annual meeting of stockholders to be held in 2026.

Upon the completion of the Merger, the business and affairs of the Combined Company will be managed under the direction of the Combined Company’s board of directors.

The Combined Company’s board of directors will initially be fixed at six members, consisting of five board members designated by OrthoCellix and one board member designated by Carisma. David Anderson, Dennis Carey, Karthik Musunuri, Michael Shine and

Sanjay Subramanian will be nominated by OrthoCellix and Steven Kelly will be nominated by Carisma. The staggered structure of the current Carisma board of directors will remain in place for the Combined Company following the completion of the Merger.

Each executive officer of the Combined Company will serve at the discretion of the Combined Company’s board of directors and hold office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed Combined Company’s directors or executive officers. Although Karthik Musunuri, who is expected to serve on the board of directors of the Combined Company, is the son of Shankar Musunuri, a current member of the board of directors of OrthoCellix, Shankar Musunuri is expected to resign from his position as a director of OrthoCellix effective as of the closing of the Merger. However, Shankar Musunuri will continue to serve as Chief Executive Officer and a member of the board of directors of Ocugen following the closing of the Merger.

All of Carisma’s current directors are expected to resign from their positions as directors of Carisma effective as of the closing of the Merger, except for Steven Kelly, who is expected to continue on the board of directors of the Combined Company.

The following table sets forth the name, age as of July 31, 2025 and position of each of the individuals who are expected to serve as executive officers and directors of the Combined Company following completion of the Merger:

Name	Age	Title
Executive Officers
Steven Kelly	60	President, Chief Executive Officer and Director
Natalie McAndrew	51	Vice President of Finance (principal financial officer and principal
Non-Employee Directors
David Anderson	72	Director
Dennis Carey	75	Director
Karthik Musunuri	31	Director
Michael Shine, MBA	61	Director
Sanjay Subramanian	49	Director

Form of the Merger

Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into OrthoCellix, with OrthoCellix continuing as a wholly owned subsidiary of Carisma and the surviving corporation of the Merger.

Merger Consideration and Adjustment

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each then-outstanding share of OrthoCellix common stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Carisma common stock equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 187 of this proxy statement/prospectus).

No fractional shares of Carisma common stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. For purposes of calculating the Merger Consideration (as defined in the Merger Agreement) issuable to the holder of OrthoCellix common stock, the number of shares of Carisma common stock to be issued shall be rounded down to the nearest whole number (without any consideration payable for such fractional shares).

Determination of Carisma’s Net Cash

Pursuant to the terms of the Merger Agreement, Carisma’s “Net Cash” means the sum (without duplication) of the following:

●	Carisma’s unrestricted cash, cash equivalents and short-term marketable securities and the cash consideration attributable to the sale of Carisma Legacy Assets (as defined herein), solely to the extent not received by Carisma as of the Effective Time and solely to the extent Carisma and OrthoCellix mutually agree will be received within 90 days following the closing of the Merger; and

●	solely to the extent Carisma and OrthoCellix mutually agree such funds will be available to and usable by Carisma within 90 days of the Closing Date (as defined in the Merger Agreement), certain prepaid expenses and deposits, credits and refunds.

minus the sum (without duplication) of the following:

●	Carisma’s short-term and long-term liabilities (including any outstanding liabilities with respect to certain Carisma’s obligations) (including all accounts payable and indebtedness), including lease termination costs, all actual costs and expenses (and reasonably projected costs and expenses as mutually agreed between Carisma and OrthoCellix, acting in good faith) relating to the winding down of the Carisma Legacy business and any related prepayment penalties and premiums and any unpaid Transaction Expenses (including any costs, fees or other liabilities, including taxes, related to the premiums, commissions and other fees payable in connection with obtaining Carisma’s D&O tail policy (as described in the Merger Agreement));
●	any and all change in control payments, severance payments, in each case, payable to Carisma’s employees, and any employer-side payroll or similar taxes owed in connection with the foregoing or in connection with the exercise of Carisma options and vesting and settlement of each award of restricted stock unit (“RSU”) awards with respect to shares of Carisma common stock issued pursuant to the 2014 Plan (as defined below), the 2017 Plan (as defined below) and 2014 ESPP or otherwise (“Carisma Restricted Stock Unit Awards”), in each case to the extent payable in connection with the consummation of the transactions contemplated by the Merger Agreement; and
●	50.0% of the mutually agreed estimated settlement amounts for any transaction litigation existing as of the closing of the Merger.

No less than five business days prior to the anticipated date for the Carisma Special Meeting, (i) Carisma will deliver to OrthoCellix a certificate signed by an officer of Carisma setting forth a schedule (“Carisma Net Cash Schedule”) and the date of delivery of the Carisma Net Cash Schedule, setting forth, in reasonable detail, Carisma’s good faith estimated calculation of its Net Cash as of the close of business on the anticipated closing of the Merger, prepared and certified by Carisma’s chief financial officer (or if there is no chief financial officer, the principal financial and accounting officer). Carisma shall make available to OrthoCellix (electronically to the greatest extent possible), as reasonably requested by OrthoCellix, the work papers and back-up materials (including all relevant invoices and similar evidence of outstanding obligations) used or useful in preparing the Carisma Net Cash Schedule and, if reasonably requested by OrthoCellix, Carisma’s internal finance personnel, accountants and counsel at reasonable times and upon reasonable notice.

If OrthoCellix disputes the Carisma Net Cash Schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Net Cash. If the parties are unable to negotiate an agreed-upon determination of the disputed items or component thereof within three days after the delivery of the dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by Carisma and OrthoCellix. The determination of the amount of Net Cash made by such auditor shall be final and binding on Carisma and OrthoCellix.

Carisma’s Net Cash balance is subject to numerous factors, some of which are outside of Carisma’s control. The actual amount of Net Cash will depend significantly on the timing of the closing of the Merger. In addition, the closing of the Merger could be delayed if Carisma and OrthoCellix are not able to agree upon the amount of Carisma’s Net Cash.

Procedures for Exchanging Company Stock Certificates

On or prior to the closing of the Merger, Carisma will select an exchange agent mutually agreed upon by Carisma and OrthoCellix and, immediately prior to the Effective Time, Carisma will deposit with the exchange agent evidence of book-entry shares representing the shares of Carisma common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of OrthoCellix common stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares).

As soon as reasonably practicable after the Effective Time and in any event not later than the third business day following the closing of the Merger, Carisma and OrthoCellix shall cause the exchange agent to mail to each holder of record of a certificate that immediately prior to the Effective Time represented outstanding shares of OrthoCellix common stock (collectively, the “Certificates”) and to each holder of record of uncertificated shares of OrthoCellix common stock represented by book entry (“Book-Entry Shares”) that were converted into the right to receive the Merger Consideration (together with any dividends or other distributions payable pursuant to the terms of the Merger Agreement), (i) a form of letter of transmittal and (ii) instructions for use in effecting the surrender of any such Certificates and identifying such Book-Entry Shares in exchange for the Merger Consideration (together with any dividends or other distributions payable pursuant to the terms of the Merger Agreement).

Upon surrender of a Certificate and identification of the Book-Entry Shares, as applicable, to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange for the shares of OrthoCellix common stock formerly represented by such Certificate or Book-Entry Share (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) (i) that number of whole shares of Carisma common stock (after taking into account all shares of OrthoCellix common stock then held by such holder under all Certificates so surrendered and Book-Entry Shares so identified) to which such holder of OrthoCellix common stock shall have become entitled pursuant to the terms of the Merger Agreement (which shall be in uncertificated book-entry form unless a physical certificate is requested), and (ii) any dividends or other distributions payable pursuant to terms of the Merger Agreement, and any Certificate so surrendered, together with any Book-Entry Shares, shall forthwith be cancelled.

HOLDERS OF ORTHOCELLIX COMMON STOCK SHOULD NOT SEND IN THEIR ORTHOCELLIX STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF ORTHOCELLIX STOCK CERTIFICATES.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the OrthoCellix common stockholders and the approval by the Carisma’s stockholders of the issuance of Carisma common stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing of the Merger. The Merger will become effective upon the filing of a certificate of Merger (the “Certificate of Merger”), with the Secretary of State of the State of Delaware or at such later time as is agreed by Carisma and OrthoCellix and specified in the Certificate of Merger. Neither Carisma nor OrthoCellix can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

In the United States, Carisma must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Carisma common stock, to OrthoCellix’s sole stockholder in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. Carisma and OrthoCellix do not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

U.S. Federal Income Tax Considerations of the Merger

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) of OrthoCellix common stock of the Merger. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. OrthoCellix has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the Merger.

This discussion is limited to a U.S. Holder that holds OrthoCellix common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including, without limitation. the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	U.S. Holders whose functional currency is not the U.S. dollar;
●	persons holding OrthoCellix common stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;
●	banks, insurance companies and other financial institutions;
●	real estate investment trusts or regulated investment companies;
●	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in OrthoCellix common stock;
●	partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other passthrough entities (including hybrid entities);
●	tax-exempt organizations or governmental organizations;
●	persons deemed to sell OrthoCellix common stock under the constructive sale provisions of the Code;
●	persons who hold or receive OrthoCellix common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
●	tax-qualified retirement plans; and
●	persons that own, or have owned, actually or constructively, more than five percent of OrthoCellix common stock.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds OrthoCellix common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding OrthoCellix common stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the Merger.

This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Merger arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

For purpose of this discussion, a “U.S. Holder” is any beneficial owner of OrthoCellix common stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Each of OrthoCellix and Carisma intends that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and/or as a tax-deferred exchange described in Section 351(a) of the Code. Assuming the Merger so qualifies, a U.S. Holder will not recognize gain or loss upon the exchange of its OrthoCellix common stock for Carisma common stock. A U.S. Holder will have the same aggregate basis in its Carisma common stock after the Merger as such U.S. Holder had in the corresponding OrthoCellix common stock immediately prior to the Merger. A U.S. Holder’s holding period in the Carisma common stock immediately following the Merger will include such U.S. Holder’s holding period in the corresponding OrthoCellix common stock immediately prior to the Merger. If a U.S. Holder holds different blocks of OrthoCellix common stock (generally, OrthoCellix common stock acquired on different dates or at different prices), such U.S. Holder is urged to consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of Carisma common stock received in the Merger.

If the Merger does not qualify either as a tax-deferred exchange described in Section 351(a) of the Code or as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. Holder would recognize gain or loss on the exchange of OrthoCellix common stock for Carisma common stock in the Merger equal to the difference between (x) the fair market value of the shares of Carisma common stock received in exchange for the OrthoCellix common stock and (y) such U.S. Holder’s adjusted tax basis in the shares of OrthoCellix common stock surrendered. The remainder of this discussion assumes that the Merger will qualify either as a tax-deferred exchange described in Section 351(a) of the Code or as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations of the Merger in light of its personal circumstances and the considerations to them under state, local and non-U.S. tax laws and other federal tax laws.

Information Reporting

Each U.S. Holder who receives Carisma common stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of OrthoCellix is required to attach a statement to its tax return for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in such U.S. Holder’s OrthoCellix common stock surrendered in the Merger, the fair market value of such OrthoCellix common stock, the date of the Merger, and the name and employer identification number of each of OrthoCellix and Carisma. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.

Nasdaq Stock Market Listing

Shares of Carisma common stock are currently listed on the Nasdaq Capital Market under the symbol “CARM.” Carisma has agreed to use commercially reasonable efforts to (a) maintain its listing on Nasdaq until the Effective Time and to obtain approval of the listing of the Combined Company on Nasdaq; (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Carisma common stock to be issued in connection with the Merger and transactions contemplated thereunder, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the proposed reverse stock split (if required) and to submit a copy of the amendment to Carisma’s certificate of incorporation effecting the proposed reverse stock split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the closing of the Merger; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist OrthoCellix in preparing and filing an initial listing application for the Carisma common stock issued to OrthoCellix common stockholders (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Carisma has filed the Nasdaq Listing Application for the Combined Company common stock with Nasdaq.

In addition, under the Merger Agreement, each of Carisma’s and OrthoCellix’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the closing of the Merger, of various conditions, including that the Nasdaq Listing Application shall have been approved.

If the Nasdaq Listing Application is approved, Carisma anticipates that the common stock of the Combined Company will be listed on Nasdaq following the closing of the Merger under the trading symbol “OCLX.” In order for the Nasdaq Listing Application to be accepted, among other requirements, the Combined Company must maintain a bid price of $4.00 or higher for a certain period of time following the contemplated reverse stock split.

Anticipated Accounting Treatment

The Merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, OrthoCellix will be considered the accounting acquirer for financial reporting purposes. This determination was primarily based on the expectations that, immediately following the Merger: (i) OrthoCellix’s sole stockholder will own a substantial majority of the voting rights of the Combined Company and (ii) OrthoCellix will designate a majority of the initial members of the board of directors of the Combined Company. For accounting purposes, the Merger will be treated as the equivalent of OrthoCellix issuing stock to acquire the net assets of Carisma, which are expected to primarily consist of nominal non-operating assets and liabilities. Following the closing of the Merger, the net assets of Carisma will be recorded at fair value, which is expected to approximate their carrying value, with no goodwill or other intangible assets recorded in the financial statements of OrthoCellix and the reported operating results prior to the Merger will be those of OrthoCellix. Please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 361 of this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Holders of Carisma common stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Holders of OrthoCellix capital stock are entitled to appraisal rights in connection with the Merger under Delaware law. The discussion below is not a complete summary regarding OrthoCellix’s sole stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex G in this proxy statement/prospectus. Stockholders intending to exercise appraisal rights should carefully review Annex G. Failure to follow precisely any of the statutory procedures set forth in Annex G may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that OrthoCellix common stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a Merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such Merger or the surviving corporation, within 10 days after the effective date of such Merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such Merger, the effective date of such Merger and that appraisal rights are available.

If the Merger is completed, within 10 days after the effective date of the Merger, OrthoCellix will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of OrthoCellix capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to OrthoCellix within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform OrthoCellix of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of OrthoCellix capital stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to c/o OrthoCellix, Inc., 11 Great Valley Parkway, Malvern, PA 19355, and should be executed by, or on behalf of, the record holder of shares of OrthoCellix capital stock.

ALL DEMANDS MUST BE RECEIVED BY ORTHOCELLIX WITHIN 20 DAYS AFTER THE DATE ORTHOCELLIX MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the Merger Consideration for your shares of OrthoCellix capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of OrthoCellix capital stock.

To be effective, a demand for appraisal by a holder of shares of OrthoCellix capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to OrthoCellix. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.

If you hold your shares of OrthoCellix capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to OrthoCellix. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the Merger Consideration for your shares of OrthoCellix capital stock.

Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Carisma, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the effective time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the Merger Consideration for shares of his or her OrthoCellix capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Carisma, Merger Sub, OrthoCellix or Ocugen. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Carisma and Merger Sub, on the one hand, and OrthoCellix and Ocugen, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements prove to be incorrect. In addition, the assertions made in the representations and warranties are qualified by the information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While Carisma and OrthoCellix do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Carisma, OrthoCellix, or the Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Carisma and Merger Sub on one hand and OrthoCellix and Ocugen on the other hand, and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions in the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into OrthoCellix with OrthoCellix surviving as a wholly owned subsidiary of Carisma.

Substantially concurrently with the completion of the Merger, Carisma will be renamed “OrthoCellix, Inc.” and expects to trade on Nasdaq under the symbol “OCLX.”

Effective Time

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the approval by Carisma’s stockholders of the issuance of Carisma common stock in the Merger and the change of control resulting from the Merger and effecting such other changes as are mutually agreeable to Carisma and OrthoCellix. The Merger will become effective upon the filing of the Certificate of Merger or at such later date as is agreed by Carisma and OrthoCellix and specified in the Certificate of Merger. Neither Carisma nor OrthoCellix can predict the exact timing of the consummation of the Merger.

Merger Consideration and Exchange Ratio

Merger Consideration

At the Effective Time, each share of OrthoCellix common stock issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares or Dissenting Shares (each as defined in the Merger Agreement)) shall be converted into and become exchangeable for the right to receive, a number of shares of Carisma common stock equal to the Exchange Ratio as described in more detail below.

No fractional shares of Carisma common stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. For purposes of calculating the Merger Consideration (as defined in the Merger Agreement) issuable to the holder of OrthoCellix common stock, the number of shares of Carisma common stock to be issued shall be rounded down to the nearest whole number (without any consideration payable for such fractional shares).

Exchange Ratio

The Exchange Ratio formula is derived based upon (a) an initial OrthoCellix valuation of $135.0 million and is subject to certain adjustments, including based upon the anticipated Concurrent Financing Amount and (b) an initial Carisma valuation of $15.0 million and is subject to certain adjustments, including based upon Carisma Net Cash. The Exchange Ratio is calculated using a formula intended to allocate to Carisma stockholders (on a fully-diluted basis), a percentage of the Combined Company. Based on Carisma’s and OrthoCellix’s capitalization as of July 31, 2025 and before giving effect to the contemplated reverse stock split, the Exchange Ratio was estimated to be equal to approximately 335,355.7827 shares of Carisma common stock for each share of OrthoCellix’s common stock, subject to a dollar-to-dollar adjustment to the extent that (a) Carisma’s Net Cash immediately prior to the closing of the Merger is less than or greater than $0 and/or (b) the anticipated Concurrent Financing Amount at the closing of the Merger is less than $25.0 million (and as a result, Carisma stockholders could own more or less of the Combined Company).

Immediately after the Merger and the anticipated Concurrent Financing, based on the Exchange Ratio, it is expected that (a) the Carisma securityholders immediately before the Merger will own approximately 10.0% of the aggregate number of shares of the Combined Company’s common stock on a fully diluted basis, and (b) OrthoCellix’s sole stockholder and investors in the anticipated Concurrent Financing immediately before the Merger will own approximately 90.0% of the aggregate number of shares of the Combined Company’s common stock on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Carisma’s Net Cash as of the closing of the Merger being approximately $0 and the anticipated Concurrent Financing Amount of $25.0 million.

The “Exchange Ratio” means the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the OrthoCellix Merger Shares by (b) the OrthoCellix Outstanding Shares. For the purposes of calculating the Exchange Ratio:

●	“Aggregate Valuation” means the sum of (a) the OrthoCellix Valuation, plus (b) the Carisma Valuation.
●	“Carisma Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (a) the Carisma Valuation by (b) the Aggregate Valuation.
●	“Carisma Outstanding Shares” means (a) the total number of shares of Carisma Capital Stock outstanding immediately prior to the effective time (after giving effect to the contemplated reverse stock split), assuming the exercise, conversion or exchange of all options, warrants, conversion rights, exchange rights or any other rights to receive shares of Carisma Capital Stock which exist immediately prior to the effective time, (ii) without duplication of any amounts set forth in the foregoing clause (i), the exercise of Carisma options outstanding as of immediately prior to the effective time and (iii) without duplication of any amounts set forth in the foregoing clauses (i) and (ii), the settlement in shares of Carisma common stock of Carisma Restricted Stock Unit Awards outstanding as of immediately prior to the effective time. For the avoidance of doubt, Carisma options with an exercise price greater than $2.00 per share (before giving effect to the contemplated reverse stock split) and warrants to purchase shares of Carisma Capital Stock issued by Carisma, shall not be included in the total number of shares of Carisma Capital Stock for purposes of determining the Carisma Outstanding Shares.
●	“Carisma Valuation” means (a) $15,000,000, minus (b) the amount by which Net Cash is less than $0 (if any) and plus (c) the amount by which Net Cash is more than $0 (if any).
●	“Carisma Value Per Share” equals the Carisma Valuation divided by the number of Carisma Outstanding Shares (rounded to four decimal places).
●	“Concurrent Financing Shares” means the number of shares of Carisma common stock issued to investors in respect of the first $25,000,000 of Carisma common stock purchased as part of the anticipated Concurrent Financing (or, if the aggregate amount of the anticipated Concurrent Financing is less than $25,000,000, such number of shares of Carisma common stock issued to investors as part of the anticipated Concurrent Financing).
●	“OrthoCellix Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (a) the OrthoCellix Valuation by (b) the Aggregate Valuation.
●	“OrthoCellix Merger Shares” means (a) the product determined by multiplying (x) the Post-Closing Carisma Shares by (y) the OrthoCellix Allocation Percentage minus (b) the anticipated Concurrent Financing Shares.

●	“OrthoCellix Outstanding Shares” means the total number of shares of OrthoCellix Common Stock outstanding immediately prior to the effective time, expressed on a fully diluted and as-converted-to-OrthoCellix Common Stock basis assuming, without limitation or duplication the rights or commitments to receive shares of OrthoCellix Common Stock (or securities convertible or exercisable into shares of OrthoCellix Common Stock), whether conditional or unconditional, that are outstanding as of immediately prior to the effective time.
●	“OrthoCellix Valuation” means (a) $135,000,000 minus (b) the amount, if any, by which the Concurrent Financing Amount is less than $25,000,000.
●	“Post-Closing Carisma Shares” means the quotient determined by dividing (i) the Carisma Outstanding Shares by (ii) the Carisma Allocation Percentage. For the avoidance of doubt, the Post-Closing Carisma Shares shall include the Concurrent Financing Shares but shall exclude any shares issued as part of the anticipated Concurrent Financing in excess of the Concurrent Financing Shares.

Determination of Carisma’s Net Cash

Pursuant to the terms of the Merger Agreement, Carisma’s “Net Cash” means the sum (without duplication) of the following:

●	Carisma’s unrestricted cash, cash equivalents and short-term marketable securities and the cash consideration attributable to the sale of Carisma Legacy Assets, solely to the extent not received by Carisma as of the Effective Time and solely to the extent Carisma and OrthoCellix mutually agree will be received within 90 days following the closing of the Merger; and
●	solely to the extent Carisma and OrthoCellix mutually agree such funds will be available to and usable by Carisma within 90 days of the closing of the Merger, certain prepaid expenses and deposits, credits and refunds.

minus the sum (without duplication) of the following:

●	Carisma’s short-term and long-term liabilities (including any outstanding liabilities with respect to certain Carisma’s obligations) (including all accounts payable and indebtedness), including lease termination costs, all actual costs and expenses (and reasonably projected costs and expenses as mutually agreed between Carisma and OrthoCellix, acting in good faith) relating to the winding down of the Carisma Legacy business and any related prepayment penalties and premiums and any unpaid Transaction Expenses (including any costs, fees or other liabilities, including taxes, related to the premiums, commissions and other fees payable in connection with obtaining Carisma’s D&O tail policy);
●	any and all change in control payments, severance payments, in each case, payable to Carisma’s employees, and any employer-side payroll or similar taxes owed in connection with the foregoing or in connection with the exercise of Carisma options and vesting and settlement of Carisma Restricted Stock Unit Awards, in each case to the extent payable in connection with the consummation of the transactions contemplated by the Merger Agreement; and
●	50.0% of the mutually agreed estimated settlement amounts for any transaction litigation existing as of the closing of the Merger.

No less than five business days prior to the anticipated date for the Carisma Special Meeting, (i) Carisma will deliver to OrthoCellix a Carisma Net Cash Schedule and the date of delivery of the Carisma Net Cash Schedule, setting forth, in reasonable detail, Carisma’s good faith estimated calculation of its Net Cash as of the close of business on the anticipated closing of the Merger, prepared and certified by Carisma’s chief financial officer (or if there is no chief financial officer, the principal financial and accounting officer). Carisma shall make available to OrthoCellix (electronically to the greatest extent possible), as reasonably requested by OrthoCellix, the work papers and back-up materials (including all relevant invoices and similar evidence of outstanding obligations) used or useful in preparing the Carisma Net Cash Schedule and, if reasonably requested by OrthoCellix, Carisma’s internal finance personnel, accountants and counsel at reasonable times and upon reasonable notice.

If OrthoCellix disputes the Carisma Net Cash Schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Net Cash. If the parties are unable to negotiate an agreed-upon determination of the disputed items or component thereof within three days after the delivery of the dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by Carisma and OrthoCellix. The determination of the amount of Net Cash made by such auditor shall be final and binding on Carisma and OrthoCellix.

Carisma’s Net Cash balance is subject to numerous factors, some of which are outside of Carisma’s control. The actual amount of Net Cash will depend significantly on the timing of the closing of the Merger. In addition, the closing of the Merger could be delayed if Carisma and OrthoCellix are not able to agree upon the amount of Carisma’s Net Cash.

Carisma’s Common Stock and Carisma Options

All outstanding and unexercised Carisma options granted pursuant to the 2017 Stock Incentive Plan, the 2014 Amended and Restated Stock Incentive Plan or as an inducement grant under Nasdaq Listing Rule 5635(c)(4) will remain outstanding in accordance with their terms and will be unaffected by the Merger (other than with respect to any acceleration of vesting in connection with the Merger as described in the section entitled “The Merger — Interests of Carisma’s Directors and Executive Officers in the Merger — Effect of the Merger on Carisma’s Options” on page 172 of this proxy statement/ prospectus). The number of shares of Carisma common stock underlying such options and the exercise prices for such stock options will be appropriately adjusted to reflect the contemplated reverse stock split.

2025 Stock Option and Incentive Plan

Prior to the Effective Time, the Carisma board of directors will adopt the 2025 Stock Option and Incentive Plan, subject to the closing and effective as of the Effective Time, and will include provisions in the registration statement for the stockholders of Carisma to approve the 2025 Stock Option and Incentive Plan. Subject to the approval of the 2025 Stock Option and Incentive Plan by the stockholders of Carisma prior to the Effective Time, Carisma will file with the SEC, promptly after the Effective Time and at OrthoCellix’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Carisma, relating to the shares of Carisma common stock issuable with respect to the 2025 Stock Option and Incentive Plan.

The form of the 2025 Stock Option and Incentive Plan is attached to this proxy statement/prospectus as Annex H.

Regulatory Approvals

Neither Carisma nor OrthoCellix is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Merger. In the United States, Carisma and OrthoCellix must comply with applicable federal and state securities laws and the Nasdaq rules in connection with the issuance of shares of Carisma common stock in the Merger, including the filing with the SEC of this proxy statement/prospectus and the required stockholder approval for the resulting “change of control” of Carisma under the Nasdaq rules.

Conditions to the Completion of the Merger

Each party’s obligation to complete the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the closing, of various conditions, including the following:

●	the registration statement of which this proxy statement/prospectus forms a part will have become effective in accordance with the provisions of the Securities Act and will not be subject to any stop order or proceeding seeking a stop order with respect to the registration statement that has not been withdrawn;
●	there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental authority of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree will be in effect which has the effect of making the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement illegal;
●	the holders of a majority of the votes properly cast for and against by the holders of Carisma common stock must have approved the issuance of Carisma common stock in the Merger, (collectively, “Carisma Stockholder Approval”);
●	OrthoCellix’s sole stockholder must have adopted and approved, among other items, the Merger and the other transactions contemplated by the Merger Agreement; and
●	the Lock-Up Agreements will have continued to be in full force and effect as of immediately following the Effective Time;

●	the amendment to Carisma’s certificate of incorporation shall have been duly filed with the Secretary of State of the State of Delaware, containing such amendments as are necessary to consummate the transactions contemplated by the Merger Agreement.
●	Nasdaq must have approved the listing of additional shares of Carisma common stock, including the shares to be issued in connection with the Merger.

In addition, OrthoCellix’s obligation to complete the Merger is subject to the satisfaction or waiver by that party of the following additional conditions:

●	the representations and warranties of Carisma and Merger Sub regarding certain matters including matters related to organization, capitalization, subsidiaries, authority and anti-takeover statutes must be true and correct except in de minimis respects on and as of the closing of the Merger except, in each case, (1) in respect of Carisma’s capitalization for such inaccuracies which are de minimis, individually or in the aggregate or (2) for those representations and warranties which address matters only as of a particular date (which representations and warranties must be true and correct, subject to the qualifications as set forth in the preceding clause (1), as of such particular date;
●	the remaining representations and warranties of Carisma and Merger Sub must be true and correct in all respects on the date of the Merger Agreement and on the closing of the Merger with the same force and effect as if made on the date on which the Merger is to be completed except where the failure to be so true and correct would not reasonably be expected to have a material adverse effect or, if such representations and warranties address matters as of a particular date, then as of that particular date;
●	Carisma must have performed or complied with in all material respects all of Carisma’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time;
●	since the date of the Merger Agreement, no event, change, circumstance, occurrence, effect or state of facts that (1) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of Carisma and its subsidiaries, taken as a whole, or (2) materially impairs the ability of Carisma or Merger Sub to consummate the Merger or any of the other contemplated transactions must have occurred (“Carisma material adverse effect”); provided, however, that in the case of clause (1) only, Carisma material adverse effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (a) changes or conditions generally affecting the industries in which Carisma and its subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (b) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or law or other action by any governmental entity in response thereto, (c) changes in law or GAAP, or the interpretation or enforcement thereof, (d) the public announcement or pendency of the Merger Agreement, or (e) any specific action taken (or omitted to be taken) by Carisma at or with the express written consent of OrthoCellix; provided, that, with respect to clauses (a), (b) and (c), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to Carisma and its subsidiaries, as compared to other participants in the industries in which Carisma and its subsidiaries operate;
●	Carisma must have Net Cash of at least -$1,000,000; and
●	Carisma must have delivered (1) a certificate executed by an executive officer of Carisma confirming certain sections of the Merger Agreement have been duly satisfied and (2) written resignations in forms reasonably satisfactory to OrthoCellix, dated as of the closing of the Merger and effective as of the closing of the Merger executed by the officers and directors of Carisma who are not to continue as officers or directors of Carisma.

In addition, the obligation of Carisma and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

●	the representations and warranties of OrthoCellix regarding certain matters, including matters related to organization, capitalization, authority and financial advisors in the Merger Agreement must be true and correct except in de minimis respects on the date of the Merger Agreement and on the closing of the Merger except, in each case (1) in respect of OrthoCellix’s capitalization for such inaccuracies which are de minimis, individually or in the aggregate, (2) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (1), as of such particular date), or (3) variances arising solely due to the transactions contemplated under the subscription agreement;
●	the remaining representations and warranties of OrthoCellix regarding certain matters, including matters related to organization, authority, vote required, certain capitalization and financial advisors in the Merger Agreement must be true and correct in all respects on the date of the Merger Agreement and on the closing of the Merger with the same force and effect as if made on the date on which the Merger is to be completed except where the failure to be so true and correct would not reasonably be expected to have a material adverse effect or, if such representations and warranties address matters as of a particular date, then as of that particular date;
●	OrthoCellix must have performed or complied with in all material respects all of its agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;
●	since the date of the Merger Agreement, no event, change, circumstance, occurrence, effect or state of facts that (1) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of OrthoCellix, taken as a whole, or (2) materially impairs the ability of OrthoCellix to consummate the Merger or any of the other contemplated transactions must have occurred; provided, however, that in the case of clause (1) only, material adverse effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (a) changes or conditions generally affecting the industries in which OrthoCellix operates, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (b) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or law or other action by any governmental entity in response thereto, (c) changes in law or GAAP, or the interpretation or enforcement thereof or (d) the public announcement or pendency of the Merger Agreement; provided, that, with respect to clauses (a), (b) and (c), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to OrthoCellix as compared to other participants in the industries in which OrthoCellix operates; and
●	OrthoCellix must have delivered a certificate executed by a duly authorized officer of OrthoCellix confirming certain sections of the Merger Agreement have been duly satisfied.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Carisma and OrthoCellix for a transaction of this type relating to, among other things:

●	corporate organization and power, and similar corporate matters;
●	capitalization;
●	subsidiaries;
●	authority to enter into the Merger Agreement and the related agreements;
●	non-contravention; votes required;
●	financial statements;
●	the absence of undisclosed liabilities;
●	the absence of material changes or events;

●	litigation;
●	compliance with laws;
●	health care regulatory matters;
●	employee and labor matters and benefit plans;
●	environmental matters;
●	tax matters;
●	material contracts;
●	insurance;
●	real property and leaseholds;
●	intellectual property;
●	transactions with affiliates;
●	anti-corruption and sanctions;
●	any brokerage or finder’s fee or other fee or commission in connection with the Merger; and
●	with respect to Carisma, the fairness opinion from Lucid.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of Carisma and OrthoCellix to complete the Merger.

No Solicitation

Each party has agreed that (except as it related to the anticipated Concurrent Financing and any Parent Legacy Transaction), during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the Merger or the termination of the Merger Agreement, neither it nor any of its subsidiaries will, nor will it or any of its subsidiaries authorize any of its representatives to, directly or indirectly:

●	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;
●	furnish any nonpublic information regarding such party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;
●	engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry;
●	approve, endorse or recommend any Acquisition Proposal;
●	execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction;
●	take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

●	publicly propose to do any of the foregoing.

An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by OrthoCellix, on the one hand, or Carisma, on the other hand, to the other party) that would reasonably be expected to lead to an Acquisition Proposal, other than the anticipated Concurrent Financing, or a Parent Legacy Transaction.

An “Acquisition Proposal” means, with respect to either party hereto, any proposal or offer (whether written or oral) from any person (other than the other party or any of its representatives) contemplating or otherwise relating to an Acquisition Transaction (other than in connection with the anticipated Concurrent Financing, or a Parent Legacy Transaction).

An “Acquisition Transaction” means any transaction or series of related transactions (other than the anticipated Concurrent Financing or any Parent Legacy Transaction) involving: (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity, (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20.0% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries or (iii) in which a party or any of its subsidiaries issues securities representing more than 20.0% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries or (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20.0% or more of the consolidated book value of the fair market value of the assets of a party and its subsidiaries taken as a whole.

A “Parent Legacy Transaction” means the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) and/or winding down of, and/or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Carisma Legacy Assets.

“Carisma Legacy Assets” means all assets, technology and intellectual property of Carisma, as they existed at any time prior to the date of the Merger Agreement, relating to Carisma’s research and development programs, as conducted and proposed to be conducted, including its CT-0525, CT-0508, CT-1119 and its engineered macrophage, and in vivo mRNA/LNP CAR-M programs and its partnership with Moderna, including, for purposes of clarity, the tangible and intangible assets of Carisma relating thereto.

Notwithstanding the foregoing, prior to the approval of the Merger Agreement by Carisma stockholders, Carisma may furnish non-public information regarding Carisma and its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide written Acquisition Proposal by such person which the Carisma board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (a) such Acquisition Proposal was not obtained or made as a direct or indirect result of any breach of the Merger Agreement, (b) Carisma concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to be inconsistent with Carisma’s board of director’s fiduciary duties under applicable law, (c) at least two business days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such person, Carisma gives OrthoCellix written notice of the identity of such person and of such party’s intention to furnish nonpublic information to, or enter into discussions with, such person, (d) Carisma receives from such person an executed acceptable confidentiality agreement and (e) at least two business days prior to furnishing any such nonpublic information to such person, such party furnishes such nonpublic information to OrthoCellix (to the extent such information has not been previously furnished by such party to the other party).

A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20.0% in the definition of Acquisition Transaction being treated as references to 50.0% for these purposes) that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement, and (ii) is on terms and conditions that the Carisma board of directors or the OrthoCellix board of directors, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Carisma’s stockholders or OrthoCellix’s sole stockholder, as applicable, than the terms of the transactions contemplated by the Merger Agreement.

The Merger Agreement also provides that each party will promptly (and in no event later than one business day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other of such Acquisition Proposal or any Acquisition

Inquiry (including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof). Each party will also keep the other party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

Board Recommendation Change

Under the Merger Agreement, subject to certain exceptions described below, Carisma agreed that (i) Carisma’s board of directors shall recommend that the holders of Carisma common stock vote to approve the Carisma Stockholder Proposals and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in the Merger Agreement, (ii) the proxy statement shall include a statement to the effect that the Carisma board of directors recommends that Carisma stockholders vote to approve the Carisma Stockholder Proposal (the “Carisma Board Recommendation”) and (iii) the Carisma Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Carisma board of directors shall not publicly propose to withhold, amend, withdraw or modify the Carisma Board Recommendation) in a manner adverse to OrthoCellix, and no resolution by the Carisma board of directors or any committee thereof to withdraw or modify the Carisma Board Recommendation in a manner adverse to OrthoCellix or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Carisma Board Adverse Recommendation Change”).

However, notwithstanding the foregoing, at any time prior to the approval of the proposals to be considered at the Carisma special meeting by the necessary vote of Carisma stockholders, if (a) Carisma receives a bona fide written Superior Offer or (b) a Carisma Intervening Event (as defined below) will have occurred, Carisma’s board of directors may make a Carisma Board Adverse Recommendation Change if, but only if:

●	in the case of a Superior Offer:
●	the Carisma board of directors determines in good faith, after consulting with outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;
●	Carisma has, and has caused its financial advisors and outside legal counsel to, during the Carisma Notice Period (as defined below), negotiate with OrthoCellix in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent OrthoCellix desires to negotiate);
●	if after OrthoCellix shall have delivered to Carisma an irrevocable written offer to alter the terms or conditions of the Merger Agreement during the Carisma Notice Period, the Carisma board of directors shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Carisma Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement);

provided that OrthoCellix receives written notice from Carisma confirming that the Carisma board of directors has determined to change its recommendation at least four business days in advance of the Carisma Board Adverse Recommendation Change (the “Carisma Notice Period”) and during any Carisma Notice Period, Carisma and OrthoCellix will negotiate in good faith so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and the Carisma board shall not make a Carisma Board Adverse Recommendation Change prior to the end of such Carisma Notice Period (it being understood that there may be multiple extensions per the terms of the Merger Agreement);

●	in the case of a Carisma Intervening Event:
●	Carisma promptly notifies OrthoCellix, in writing, within the Carisma Notice Period before making a Carisma Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Carisma Intervening Event and that the Carisma board of directors intends to make a Carisma Board Adverse Recommendation Change.

A “Carisma Intervening Event” means a material development or change in circumstances that was not known to, or reasonably foreseeable by, the Carisma board of directors prior to the date of the Merger Agreement (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that Carisma meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Carisma that occurs or arises after the date of the Merger Agreement.

Under the Merger Agreement, subject to certain exceptions described below, OrthoCellix agreed that (i) OrthoCellix board shall recommend that OrthoCellix’s sole stockholder vote to adopt and approve the Merger Agreement and the contemplated transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in the Merger Agreement (the “OrthoCellix Board Recommendation”) and (ii) the OrthoCellix Board Recommendation shall not be withdrawn or modified (and the OrthoCellix board shall not publicly propose to withdraw or modify the OrthoCellix Board Recommendation) in a manner adverse to Carisma, and no resolution by the OrthoCellix board or any committee thereof to withdraw or modify the OrthoCellix Board Recommendation in a manner adverse to Carisma or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the “OrthoCellix Board Adverse Recommendation Change”).

However, notwithstanding the foregoing, at any time prior to the approval of the Merger Agreement by the necessary vote of OrthoCellix’s sole stockholder, if (a) OrthoCellix receives a bona fide written acquisition proposal, OrthoCellix board may make an OrthoCellix Board Adverse Recommendation Change if, but only if:

●	in the case of a Superior Offer:
●	the OrthoCellix board determines in good faith, after consulting with outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;
●	OrthoCellix has, and has caused its financial advisors and outside legal counsel to, during the OrthoCellix Notice Period, negotiate with Carisma in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Carisma desires to negotiate); and
●	if after Carisma shall have delivered to OrthoCellix an irrevocable written offer to alter the terms or conditions of the Merger Agreement during the OrthoCellix Notice Period, the OrthoCellix board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the OrthoCellix Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement);

provided that Carisma receives written notice from OrthoCellix confirming that the OrthoCellix board has determined to change its recommendation at least four business days in advance of the OrthoCellix Board Adverse Recommendation Change (the “OrthoCellix Notice Period”) and during any OrthoCellix Notice Period, Carisma and OrthoCellix will negotiate in good faith so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and the OrthoCellix board shall not make an OrthoCellix Board Adverse Recommendation Change prior to the end of such OrthoCellix Notice Period (it being understood that there may be multiple extensions per the terms of the Merger Agreement);

Meeting of Carisma’s Stockholders

Carisma is obligated under the Merger Agreement to call, give notice of and hold the Carisma Special Meeting to consider and obtain the Carisma Stockholder Approval and thereby approve the Contemplated Transactions and, if deemed necessary by Carisma, any Parent Legacy Transaction.

The Carisma Special Meeting will be held as promptly as practicable after this registration statement, of which this proxy statement/prospectus forms a part, is declared effective under the Securities Act, and in any event no later than forty-five days after the effective date of the registration statement. Carisma has agreed to take reasonable measures to ensure that all proxies solicited in connection with the Carisma Special Meeting are solicited in compliance with all applicable law. Carisma’s obligation to call, give notice of and hold the Carisma Special Meeting will not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Carisma Board Recommendation or any Carisma Board Adverse Recommendation Change.

OrthoCellix Stockholder Approval

The Merger Agreement contemplates that promptly after this registration statement is declared effective under the Securities Act, and in any event no later than one business day thereafter, OrthoCellix will solicit for approval the OrthoCellix stockholder approval.

Directors and Officers Following the Merger

Carisma and OrthoCellix will take all necessary action so that immediately after the Effective Time, the Combined Company will have a six-member board of directors, with one director designated by Carisma and five directors designated by OrthoCellix. David Anderson, Dennis Carey, Karthik Musunuri, Michael Shine and Sanjay Subramanian have initially been designated by OrthoCellix and Steven Kelly has initially been designated by Carisma.

Steven Kelly, Carisma’s President and Chief Executive Officer, is expected to serve as the President and Chief Executive Officer of the Combined Company and Natalie McAndrew, Carisma’s Vice President of Finance (Carisma’s principal financial officer and principal accounting officer) is expected to serve as the Vice President of Finance (principal financial officer and principal accounting officer) of the Combined Company.

Indemnification of Officers and Directors

From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Carisma and the Combined Company agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Carisma or OrthoCellix, respectively (referred to as the “D&O Indemnified Parties”), against all demands, claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Carisma or of OrthoCellix, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of fees, costs and expenses incurred in the defense of any such demand, claim, action, suit, proceeding or investigation from each of Carisma and the Combined Company, jointly and severally, upon receipt by Carisma or the Combined Company from the D&O Indemnified Party of a request therefor.

The provisions of Carisma’s certificate of incorporation and by-laws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Carisma that are presently set forth in Carisma’s certificate of incorporation and by-laws will not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Carisma, unless such modification is required by applicable law. The organizational documents of the Combined Company will contain, and Carisma will cause the Combined Company’s organizational documents to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in Carisma’s certificate of incorporation and by-laws.

From and after the Effective Time, (a) the Combined Company will fulfill and honor in all respects the obligations of OrthoCellix to its D&O Indemnified Parties as of immediately prior to the closing pursuant to any indemnification provisions under OrthoCellix’s organizational documents and pursuant to any indemnification agreements between OrthoCellix and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (b) Carisma will fulfill and honor in all respects the obligations of Carisma to its D&O Indemnified Parties as of immediately prior to the closing of the Merger pursuant to any indemnification provisions under Carisma’s organizational documents and pursuant to any indemnification agreements between Carisma and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

From and after the Effective Time, Carisma will maintain directors’ and officers’ liability insurance policies, with an effective date as of the closing of the Merger, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Carisma. In addition, Carisma will purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Carisma’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, exclusions, retentions and limits of liability that are no less favorable than the coverage provided under Carisma’s existing policies as of the date of the Merger Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Carisma by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the contemplated transactions).

The provisions of this section are intended to be in addition to the rights otherwise available to the current and former officers and directors of Carisma and OrthoCellix by law, charter, statute, by-law or agreement, and will operate for the benefit of, and will be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives. In the event Carisma or the Combined Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other person and will not be the continuing or Combined Company or entity of such consolidation or Merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Carisma or the Combined Company, as the case may be, will succeed to such indemnification obligation.

Covenants; Conduct of Business Pending the Merger

Carisma has agreed that, except as expressly contemplated or permitted by the Merger Agreement, the subscription agreement or any Parent Legacy Transaction or the Carisma disclosure schedule, as required by applicable law, in connection the winding down of Carisma’s prior research and development activities or unless OrthoCellix otherwise consents in writing (not to be unreasonably withheld, delayed or conditioned), during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Effective Time (the “Pre-Closing Period”), Carisma will use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and in material compliance with all applicable law and the requirements of all Carisma material contracts and continue to pay material outstanding accounts payable and other material current liabilities when due and payable. Carisma has also agreed that, subject to certain limited exceptions, without the consent of OrthoCellix (not to be unreasonably withheld, delayed or conditioned), it will not, during the Pre-Closing Period:

●	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities except with certain exceptions;
●	sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (a) any capital stock or other security, (b) any option, warrant or right to acquire any capital stock or any other security or (c) any instrument convertible into or exchangeable for any capital stock or other security;
●	except as required to give effect to anything in contemplation of the closing of the Merger, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the contemplated transactions;
●	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;
●	lend money to any person, incur or guarantee any indebtedness for borrowed money, guarantee any debt securities or others or other than the incurrence or payment of transaction expenses, make any capital expenditure or commitment;
●	other than as expressly required by applicable law or the terms of any employee plan in effect as of the date of the Merger Agreement: (a) adopt, establish or enter into any employee plan, including, for the avoidance of doubt, any equity award plans, (b) cause or permit any employee plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (c) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of the Merger Agreement pursuant to any employee plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants, (d) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, or (e) hire or terminate (other than for cause, or absent such a definition of cause, for conduct that Carisma or such subsidiary determines in good faith constitutes material misconduct) any officer, employee or consultant;
●	enter into any transaction outside the ordinary course;
●	acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its material assets or properties, or grant any lien with respect to such assets or properties (other than the disposition of Carisma Legacy Assets);
●	make, change or revoke any material tax election; file any amended income or other material tax return; settle or compromise any material tax claim; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return); enter into any “closing agreement” as described in Section 7121 of the Code (or any similar law) with any governmental entity; surrender any material claim for refund; or adopt or change any material accounting method in respect of taxes;
●	waive, settle or compromise any pending or threatened action against Carisma or any of its subsidiaries, other than waivers, settlements or agreements (a) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (b) that do not impose any material restrictions on the operations or businesses of Carisma or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Carisma or any of its subsidiaries;
●	delay or fail to repay when due, any obligation, including accounts payable and accrued expenses;
●	forgive any loans to any person, including its employees, officers, directors or affiliates;
●	sell, assign, transfer, license, sublicense or otherwise dispose of any intellectual property of Carisma;
●	terminate or modify in any respect, or fail to exercise renewal rights with respect to, any material insurance policy;
●	enter into, amend, terminate, or waive any option or right under, any material contract or contract that would be deemed to be a material contract if entered into on or prior to the date of the Merger Agreement;
●	other than the incurrence or payment of any transaction expenses, make any expenditures, incur any liabilities or discharge or satisfy any obligations;
●	enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, exercise any extension or expansion right under or violate or terminate any of the terms of any real property leases of Carisma;
●	other than as expressly required by law or GAAP, take any action to change accounting policies or procedures;
●	(a) change pricing or royalties or other payments set or charged by Carisma or any of subsidiaries to its customers or licensees or (b) agree to change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Carisma or any of its subsidiaries; or
●	agree, resolve or commit to do any of the foregoing.

In addition, notwithstanding any provision in the Merger Agreement to the contrary, Carisma may engage in a Parent Legacy Transaction, provided, however, that any such Parent Legacy Transaction will require the prior written consent of OrthoCellix to the extent any Parent Legacy Transaction would result in any monetary or other material obligations of Carisma or otherwise or which could cause Carisma to incur any material liability that could extend beyond the closing of the Merger or contemplates that any consideration paid in respect thereof is in anything other than immediately available cash, or otherwise interferes with or delays in any manner the ability of Carisma to perform its obligations under the Merger Agreement or timely consummate the transactions contemplated thereby.

OrthoCellix has agreed that, except as expressly contemplated or permitted by the Merger Agreement or the OrthoCellix disclosure schedule, as required by applicable law, or unless Carisma otherwise consents in writing (not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, OrthoCellix will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and in material compliance with all applicable law. OrthoCellix has also agreed that, subject to certain limited exceptions, without the consent of Carisma (not to be unreasonably withheld, conditioned or delayed), it will not, during the Pre-Closing Period:

●	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of OrthoCellix common stock from terminated employees, directors or consultants of OrthoCellix);

●	sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any of the foregoing actions: (a) any capital stock or other security, (b) any option, warrant or right to acquire any capital stock or any other security or (c) any instrument convertible into or exchangeable for any capital stock or other security;
●	amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the contemplated transactions;
●	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;
●	lend money to any person, incur or guarantee any indebtedness for borrowed money, or guarantee any debt securities;
●	sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any lien with respect to such assets or properties;
●	waive, settle or compromise any pending or threatened action against OrthoCellix, other than waivers, settlements or agreements (a) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (b) that do not impose any material restrictions on the operations or businesses of OrthoCellix, taken as a whole, or any equitable relief on, or the admission of wrongdoing by OrthoCellix;
●	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course;
●	make, change or revoke any material tax election; file any amended income or other material tax return; settle or compromise any material tax claim; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return); enter into any “closing agreement” as described in Section 7121 of the Code (or any similar law) with any governmental entity; surrender any material claim for refund; or adopt or change any material accounting method in respect of taxes;
●	sell, assign, transfer, license, sublicense or otherwise dispose of any intellectual property of OrthoCellix; or
●	agree, resolve or commit to do any of the foregoing.

In addition, the parties have agreed to use commercially reasonable efforts to enter into subscription agreements with one or more investors designated by OrthoCellix to subscribe for and purchase a number of shares of Carisma common stock representing an aggregate commitment (inclusive of Ocugen’s commitment to purchase $5.0 million of shares of Carisma common stock, which are expected to be issued at a purchase price per share equal to the Aggregate Valuation divided by the Post-Closing Carisma Shares, substantially contemporaneously with the closing of the Merger, as further described below) at least equal to the anticipated Concurrent Financing Amount and to satisfy the conditions to the anticipated Concurrent Financing as set forth in the applicable subscription agreement; provided, that the form, terms and conditions of each subscription agreement shall be in a form reasonably acceptable to each of OrthoCellix and Carisma. OrthoCellix shall provide Carisma at least five business days’ written notice prior to the execution of each subscription agreement, which such execution shall be subject to the prior consent of Carisma (such consent not to be unreasonably withheld, conditioned or delayed).

Further, on August 29, 2025, Ocugen entered into a subscription agreement, pursuant to which Ocugen committed to purchase $5.0 million of shares of Carisma common stock, which are expected to be issued at a purchase price per share equal to the Aggregate Valuation divided by the Post-Closing Carisma Shares. The terms of the Guarantor Investment include a “most favored nations” provision pursuant to which the terms of the Guarantor Investment will be automatically modified to reflect any more favorable terms (subject to certain exceptions) contained in any other subscription agreement entered into in connection with the Concurrent Financing.

Other Agreements

OrthoCellix Audited Financial Statements

As promptly as reasonably practicable following the date of the Merger Agreement (but in any event by July 9, 2025), OrthoCellix will furnish to Carisma (i) audited financial statements for each of its fiscal years required to be included in this registration statement (the “OrthoCellix Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to the closing of the Merger that would be required to be included in this registration statement or any periodic report due prior to the closing of the Merger if OrthoCellix were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “OrthoCellix Interim Financial Statements”), which will be prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto and except, in the case of any unaudited financial statements, to normal year-end audit adjustments) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of OrthoCellix as of the dates of and for the periods referred to in the OrthoCellix Audited Financial Statements or the OrthoCellix Interim Financial Statements, as the case may be.

Expenses

Except as set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the contemplated transactions will be paid by the party incurring such expense, whether or not the Merger is consummated.

Commercially Reasonable Efforts

Each of Carisma and OrthoCellix has agreed to use commercially reasonable efforts to consummate the contemplated transactions. Each party will (i) promptly make all filings and other submissions and give all notices required to be made and given by such party in connection with the contemplated transactions, (ii) use commercially reasonable efforts to obtain each consent (if any) required to be obtained by such party in connection with the contemplated transactions or for any such contract to remain in full force and effect, (iii) use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the contemplated transactions and (iv) use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement described in further detail in the section of this registration statement titled “The Merger Agreement — Conditions to the Completion of the Merger.”

Termination

The Merger Agreement may be terminated prior to the Effective Time:

●	by mutual written consent of Carisma and OrthoCellix;
●	by either Carisma or OrthoCellix if the Merger is not consummated by December 23, 2025 (the “End Date”); provided, however, that the Merger Agreement may not be terminated pursuant to this paragraph if Carisma’s, Merger Sub’s or OrthoCellix’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date;
●	by either Carisma or OrthoCellix if a court of competent jurisdiction or other governmental authority issues a final and nonappealable order, or takes any other action that permanently restrains, enjoins or otherwise prohibits the contemplated transactions; provided, however, that the Merger Agreement may not be terminated pursuant to this paragraph if Carisma’s, Merger Sub’s or OrthoCellix’s breach of the Merger Agreement is a principal cause of such Governmental Entity issuing any such order or taking such action;
●	by Carisma or OrthoCellix if the OrthoCellix Stockholder Approval has not been obtained within two business days of the registration statement of which this proxy statement/prospectus forms a part becoming effective; provided, however, that once the OrthoCellix Stockholder Approval has been obtained, neither Carisma nor OrthoCellix may terminate the Merger Agreement pursuant to this paragraph and the right to terminate the Merger Agreement under this paragraph will not be available to a party if such party’s breach of the Merger Agreement is a principal cause of the failure of the OrthoCellix Stockholder Approval to have been obtained on or before such second business day;

●	by either Carisma or OrthoCellix if the Carisma special meeting (including any adjournments and postponements thereof) is held and completed and Carisma’s stockholders shall have taken a final vote on the Carisma Stockholder Proposal and (ii) the Carisma Stockholder Approval shall not have been obtained at the Carisma special meeting (or any adjournment or postponement thereof); provided, however, that the right to terminate the Merger Agreement under this paragraph will not be available to a party if such party’s breach of the Merger Agreement is a principal cause of the failure of the Carisma Stockholder Approval to have been obtained at the Carisma special meeting;
●	by OrthoCellix (prior to Carisma obtaining the Carisma Stockholder Approval) if any of the following circumstances (each of the following, referred to as an “Carisma Triggering Event”) occurs: (a) upon any change in the Carisma Board Recommendation or if the Carisma board of directors approves, endorses or recommends any acquisition proposal, (b) if Carisma enters into any contract relating to any acquisition proposal (other than an acceptable confidentiality agreement) or (c) upon Carisma’s willful and material breach of its non-solicitation covenants contained in the Merger Agreement;
●	by Carisma (prior to OrthoCellix obtaining the OrthoCellix Stockholder Approval) if any of the following circumstances (each of the following, referred to as an “OrthoCellix Triggering Event”) occurs: (a) Carisma fails to include in the proxy statement the Carisma Board Recommendation, (b) the Carisma board of directors or any committee thereof makes a Carisma Board Adverse Recommendation Change or approves, endorses or recommends any Acquisition Proposal, (c) Carisma enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted under the Merger Agreement as defined therein), (d) a tender offer or exchange offer for outstanding shares of Carisma common stock is commenced, and the Carisma board of directors (or any committee thereof) recommends that the stockholders of Carisma tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender offer or exchange offer, the Carisma board of directors fails to recommend against acceptance of such offer, (e) Carisma fails to issue a press release confirming the Carisma Board Recommendation within 10 business days following OrthoCellix’s written request to Carisma to issue such press release in response to any other publicly announced Acquisition Proposal with respect to Carisma or (f) Carisma materially and willfully breaches its non-solicitation obligations under the Merger Agreement;
●	by OrthoCellix (prior to Carisma obtaining the Carisma Stockholder Approval) if any of the following circumstances (each of the following, referred to as an “Carisma Triggering Event”) occurs: (a) the OrthoCellix board publicly approves, endorses or recommends any Acquisition Proposal, (b) OrthoCellix enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement under the Merger Agreement as defined therein) or (c) OrthoCellix materially and willfully breaches its non-solicitation obligations under the Merger Agreement;
●	by OrthoCellix, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Carisma or Merger Sub or if any representation or warranty of Carisma or Merger Sub becomes inaccurate, in either case, such that the closing conditions would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided that OrthoCellix is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in Carisma’s or Merger Sub’s representations and warranties or breach by Carisma or Merger Sub is curable by Carisma or Merger Sub, then the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy until the earlier of (a) the expiration of a 30-day period commencing upon delivery of written notice from OrthoCellix to Carisma or Merger Sub of such breach or inaccuracy and its intention to terminate or (b) Carisma or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from OrthoCellix to Carisma or Merger Sub of such breach or inaccuracy and its intention to terminate (it being understood that the Merger Agreement will not terminate as a result of such particular breach or inaccuracy if such breach by Carisma or Merger Sub is cured prior to such termination becoming effective);
●	by Carisma, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by OrthoCellix or if any representation or warranty of OrthoCellix becomes inaccurate, in either case, such that the closing conditions would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided that Carisma is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy OrthoCellix’s representations and warranties or breach by OrthoCellix is curable by OrthoCellix then the Merger Agreement will not as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Carisma to OrthoCellix of such breach or inaccuracy and its intention to terminate or (ii) OrthoCellix ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from OrthoCellix to Carisma or Merger Subs of such breach or inaccuracy and its intention to terminate (it being understood that the Merger Agreement will not terminate as a result of such particular breach or inaccuracy if such breach by OrthoCellix is cured prior to such termination becoming effective);
●	by Carisma (at any time prior to obtaining the Carisma Stockholder Approval) and following compliance with all of the requirements set forth in this paragraph, concurrently with Carisma’s entering into a definitive agreement for a Superior Offer (a “Permitted Alternative Agreement”) and after having paid to OrthoCellix the OrthoCellix Termination Fee; provided, however, that Carisma shall not enter into any Permitted Alternative Agreement unless: (i) OrthoCellix has received written notice from Carisma of Carisma’s intention to enter into such Permitted Alternative Agreement at least four business days in advance, (ii) Carisma shall have complied in all material respects with its obligations under the Merger Agreement, and (iii) the Carisma board of directors shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law; or
●	by Carisma, if OrthoCellix otherwise fails to secure the Concurrent Financing Amount such that as of September 15, 2025, Carisma has not received, or at any time ceases to have, aggregate commitments equal to or in excess of the Concurrent Financing Amount.

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions of the Merger Agreement pursuant to which such termination is made and the basis therefor described in reasonable detail.

Termination Fee

Carisma must pay OrthoCellix a termination fee of $500,000 (“OrthoCellix Termination Fee”) if the Merger Agreement is terminated:

●	by Carisma or OrthoCellix for failure to obtain the Carisma Stockholder Approval or by OrthoCellix for Carisma’s breach of its representations and warranties;
●	at any time after the date of the Merger Agreement and prior to the Carisma special meeting an Acquisition Proposal with respect to Carisma shall have been publicly announced, disclosed or otherwise communicated to the Carisma board of directors (and shall not have been withdrawn); and
●	within 12 months after the date of such termination, Carisma enters into a definitive agreement with respect to a Subsequent Transaction with respect to Carisma or consummates a Subsequent Transaction with respect to Carisma.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20.0% in the definition of Acquisition Transaction being treated as references to 50.0% for these purposes).

If the Merger Agreement is terminated (a) by Carisma or OrthoCellix because the Merger is not consummated by the End Date or because a Carisma Triggering Event has occurred or (b) by Carisma to enter into a definitive agreement for a Superior Offer, then Carisma shall pay to OrthoCellix, the OrthoCellix Termination Fee.

OrthoCellix must pay Carisma a termination fee of $750,000 (“Carisma Termination Fee”) if the Merger Agreement is terminated:

●	by Carisma or OrthoCellix for failure to obtain OrthoCellix Stockholder Approval or by Carisma pursuant to OrthoCellix’s breach of its representations and warranties;
●	at any time after the date of the Merger Agreement and prior to obtaining the OrthoCellix Stockholder Approval, an Acquisition Proposal with respect to OrthoCellix shall have been publicly announced, disclosed or otherwise communicated to the OrthoCellix board (and shall not have been withdrawn); and
●	within six months after the date of such termination, OrthoCellix enters into a definitive agreement with respect to a Subsequent Transaction with respect to OrthoCellix or consummates a Subsequent Transaction with respect to OrthoCellix.

If the Merger Agreement is terminated by Carisma or OrthoCellix because the Merger is not consummated by the End Date or because an OrthoCellix Triggering Event has occurred or by Carisma for OrthoCellix’s failure to secure the Concurrent Financing Amount, then OrthoCellix shall pay to Carisma, the Carisma Termination Fee.

In addition, if the Merger Agreement is terminated by Carisma or OrthoCellix for failure to obtain the OrthoCellix Stockholder Approval or for OrthoCellix’s failure to secure the Concurrent Financing Amount, then OrthoCellix shall reimburse Carisma for all reasonable out-of-pocket expenses incurred by Carisma in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $500,000.

Amendment

The Merger Agreement may be amended modified or supplemented by the parties, except that after the Merger Agreement has been adopted and approved by a party’s stockholders, no amendment which by law requires further approval by the stockholders of that party will be made without such further stockholder approval.

AGREEMENTS RELATED TO THE MERGER

Support Agreements and Lock-Up Agreement

Concurrently and in connection with the execution of the Merger Agreement, (a) Ocugen, the sole stockholder of OrthoCellix (and solely in its capacity as the sole stockholder of OrthoCellix) entered into the OrthoCellix Support Agreement and (b) certain executive officers and directors of Carisma have entered into support agreements with Carisma and OrthoCellix to vote all of their shares of Carisma common stock in favor of Proposal No. 1.

Concurrently and in connection with the execution of the Merger Agreement, Ocugen, the sole stockholder of OrthoCellix, entered into the Lock-Up Agreement pursuant to which, and subject to specified exceptions, they have agreed not to transfer their shares of Carisma common stock for the 180-day period following the closing of the Merger.

Carisma Contingent Value Rights Agreement

Terms of the Agreement

At or prior to the Effective Time, Carisma is expected to enter into the CVR Agreement with the Rights Agent pursuant to which pre-Merger Carisma common stockholders, subject to the terms and conditions set forth in the CVR Agreement will receive one CVR for each outstanding share of Carisma common stock held by such stockholder on such date.

Each CVR will represent the contractual right to receive a contingent cash payment equal to (i) the Net Proceeds (as defined in the CVR Agreement) received by Carisma to the extent such payment related to the disposition of any Carisma Legacy Asset (as defined in the next paragraph) during the period beginning on the execution date of the Merger Agreement and ending on the second anniversary of the closing of the Merger, if any, plus (ii) the Net Proceeds received by Carisma to the extent such payment related to any royalties, milestones or other payments received by Carisma following the closing of the Merger under certain of Carisma’s existing agreements, including the Moderna collaboration agreement, in each case subject to adjustment based on the terms and conditions set forth in the CVR Agreement.

“Carisma Legacy Assets” means all assets, technology and intellectual property of Carisma, as they existed at any time prior to the date of the Merger Agreement, relating to Carisma’s research and development programs, as conducted and proposed to be conducted, including its CT-0525, CT-0508, CT-1119 and its engineered macrophage, and in vivo mRNA/LNP CAR-M programs and its partnership with Moderna, including, for purposes of clarity, the tangible and intangible assets of Carisma relating thereto.

Any cash payments received by Carisma prior to the closing of the Merger pursuant to a Carisma Legacy Asset monetization transaction will be part of Carisma’s cash balance as of closing of the Merger and will therefore be factored into Carisma’s Net Cash for purposes of determining the Exchange Ratio. In addition, cash payments related to a Carisma Legacy Asset monetization transaction that Carisma and OrthoCellix mutually agree will be received within 90 days following the closing of the Merger will also be included as Carisma Net Cash for purposes of determining the Exchange Ratio. Such cash payments received prior to the closing of the Merger (or that Carisma and OrthoCellix mutually agree to count as Carisma Net Cash as described above) would not result in a cash payment under the CVR.

Cash payments received by the Combined Company following the closing of the Merger to the extent such payments related to (i) the disposition of Carisma Legacy Assets during the Disposition Period or (ii) any royalties, milestones or other payments received by the Combined Company following the closing of the Merger under certain of Carisma’s existing agreements (and in each case other than as mutually agreed by Carisma and OrthoCellix to be factored into Carisma Net Cash as described above) would not be factored into Carisma Net Cash and instead would result in a cash payment under the CVR, subject to adjustment based on the terms and conditions set forth in the CVR Agreement.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any holders of CVRs will receive any payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Carisma or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

Material U.S. Federal Income Tax Consequences of the Receipt of CVRs

The following discussion is a summary of the material U.S. federal income tax consequences of the receipt of CVRs to Carisma stockholders who receive CVRs with respect to Carisma common stock, but this discussion does not purport to be a complete analysis of all potential tax consequences that may be relevant to a Carisma stockholder. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Carisma stockholder. Carisma has not sought and does not intend to seek any opinions of counsel or rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the receipt of CVRs.

This discussion is limited to Carisma stockholders that hold Carisma common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a Carisma stockholder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income or the rules related to “qualified small business stock” within the meaning of Section 1202 of the Code. In addition, it does not address consequences relevant to Carisma stockholders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the U.S.;
●	Carisma U.S. holders whose functional currency is not the U.S. dollar;
●	persons holding Carisma common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	banks, insurance companies, and other financial institutions;
●	real estate investment trusts or regulated investment companies;
●	brokers, dealers or traders in securities;
●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
●	tax-exempt organizations or governmental organizations;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Carisma common stock being taken into account in an “applicable financial statement” (as defined in the Code);
●	persons deemed to sell Carisma common stock under the constructive sale provisions of the Code;
●	persons who hold or received Carisma common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and
●	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds Carisma common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Carisma common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

IT IS RECOMMENDED THAT CARISMA STOCKHOLDERS CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE RECEIPT OF CVRs ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “Carisma U.S. holder” is a beneficial owner of Carisma common stock that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the U.S.;
●	a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, a “Carisma non-U.S. holder” means a beneficial owner of Carisma common stock that is neither a Carisma U.S. holder nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes.

Alternative Treatment of the Receipt of CVRs and the Proposed Reverse Stock Split as a Single Recapitalization

Carisma will treat the proposed reverse stock split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code that is separate from Carisma’s distribution of the CVRs. Notwithstanding that Carisma will report the receipt of CVRs and the proposed reverse stock split as separate transactions, it is possible that the IRS or a court could determine that the receipt of the CVRs and the proposed reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes. In such case, the tax consequences of the receipt of CVRs would differ from those described below and would depend in part on many of the same considerations described below, including whether the CVRs should be treated as property, equity or debt instruments or should be subject to the “open transaction” doctrine. In general, if the CVRs are treated as property and are not subject to the “open transaction” doctrine, and the receipt of the CVRs and the proposed reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes, then a Carisma stockholder should recognize gain (but not loss) equal to the lesser of (i) the fair market value of the CVRs received and (ii) the excess (if any) of (A) the sum of (1) the fair market value of the CVRs received and (2) the fair market value of the Carisma shares received in the proposed reverse stock split (including any cash received in lieu of a fractional share) over (B) the Carisma stockholder’s adjusted tax basis in the Carisma common stock surrendered in the proposed reverse stock split.

The remainder of this discussion assumes that the distribution of the CVRs to Carisma stockholders will be treated for U.S. federal income tax purposes as a transaction that is separate and distinct from the proposed reverse stock split.

Receipt of CVRs by Carisma U.S. Holders

There is substantial uncertainty as to the tax treatment of the CVRs. Specifically, there is no authority directly addressing whether contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to Carisma common stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes, and such determinations are inherently factual in nature.

As a result, it is not possible to express a definitive conclusion as to the U.S. federal income tax treatment of receipt of the CVRs or receipt of any payment pursuant to the CVRs. Based on the specific characteristics of the CVRs, Carisma intends the issuance of the CVRs to be treated, and will treat such issuance, as a distribution of property with respect to its stock. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any description of the intended tax consequences summarized below. No opinion of counsel or ruling has been or will be sought from the IRS regarding the tax treatment of the CVRs.

Treatment as Distribution of Property. As discussed above, Carisma will report the issuance of the CVRs as a distribution of property with respect to its stock. Assuming such treatment is respected by the IRS, each Carisma U.S. holder should be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such Carisma U.S. holder on the date of the issuance. This distribution should be treated first as a taxable dividend to the extent of the Carisma U.S. holder’s pro rata share of Carisma’s current or accumulated earnings and profits for the year of issuance (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Carisma U.S. holder’s basis in its Carisma common stock, and finally as capital gain from the sale or exchange of Carisma common stock with respect to any remaining value. Carisma has no accumulated earnings and profits and expects to have no current earnings and profits for the relevant taxable year. Thus, Carisma expects the distribution of the CVRs to be treated as a non-dividend distribution for U.S. federal income tax purposes. Carisma U.S. holders will receive a Form 1099-DIV notifying them of the portion of the CVR value that is treated as a non-dividend distribution (or a dividend to the extent of Carisma’s earnings and profits) for U.S. federal income tax purposes. Although Carisma will estimate the value of the CVRs for purposes of reporting on Form 1099-DIV to Carisma U.S. holders, the value of the CVRs is uncertain and the IRS or a court could determine that the value of the CVRs at the time of issuance was higher. In such case, the Carisma U.S. holders could be treated as having additional income or gain upon receipt of the CVRs as described above. A Carisma U.S. holder’s initial tax basis in such holder’s CVRs should equal the fair market value of such CVRs on the date of their issuance. The holding period of such CVRs should begin on the day after the date of issuance.

Future payments received by a Carisma U.S. holder with respect to a CVR would likely be treated as a non-taxable return of such Carisma U.S. holder’s adjusted tax basis in the CVR to the extent thereof, and payment in excess of such amount would likely be treated as ordinary income. However, the treatment of future payments, if any, pursuant to the CVRs is uncertain and alternative treatments are possible.

Treatment as Equity. It is possible that the issuance of the CVRs could be treated as a distribution of equity for U.S. federal income tax purposes, in which case Carisma U.S. holders should not recognize gain or loss as a result of the issuance of the CVRs. Each Carisma U.S. holder’s tax basis in such holder’s Carisma common stock would be allocated between such holder’s Carisma common stock and such holder’s CVRs based on the fair market value of the CVRs on the date of their issuance and the fair market value of such holder’s Carisma common stock. The holding period of such CVRs should include the Carisma U.S. holder’s holding period of such holder’s Carisma common stock. Future payments, if any, on a CVR received by a Carisma U.S. holder should be treated as a dividend to the extent of the Carisma U.S. holder’s pro rata share of Carisma’s current or accumulated earnings and profits at the time of such payment (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Carisma U.S. holder’s basis in the CVR, and finally as capital gain from the sale or exchange of the CVR with respect to any remaining amount. As discussed above, Carisma will not report the issuance of the CVRs as a distribution of equity for U.S. federal income tax purposes.

Treatment as Debt Instrument. It is also possible that the CVRs could be treated as one or more “debt instruments.” If the CVRs are treated as one or more “debt instruments,” then payments received with respect to the CVRs would likely be treated as payments in retirement of a “debt instrument,” except to the extent of interest imputed under the Code. If this tax treatment were to apply, interest generally would be imputed under complex rules. In such a case, a Carisma U.S. holder would be required to include any such interest in income on an annual basis, whether or not currently paid. As discussed above, Carisma will not report the issuance of the CVRs as a distribution of a “debt instrument” for U.S. federal income tax purposes.

Treatment as “Open Transaction.” It is also possible that the issuance of the CVRs could be treated as subject to the “open transaction” doctrine if the value of the CVRs at closing cannot be “reasonably ascertained.” If the receipt of CVRs were treated as an “open transaction” for U.S. federal income tax purposes, each Carisma U.S. holder should not immediately take the CVRs into account in determining whether such holder must recognize income or gain, if any, on the receipt of the CVRs and such holder would not take any tax basis in the CVRs. Rather, the Carisma U.S. holder’s U.S. federal income tax consequences would be determined at the time future payments, if any, with respect to the CVRs are received or deemed received in accordance with the Carisma U.S. holder’s regular method of accounting based on whether, as discussed above, the CVRs are treated as a distribution of property or of debt or equity. As discussed above, Carisma will not report the issuance of the CVRs as an open transaction for U.S. federal income tax purposes.

Receipt of CVRs by Carisma Non-U.S. Holders

Provided that the issuance of the CVRs is treated as a distribution of property with respect to Carisma common stock, each Carisma non-U.S. holder should be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such Carisma non-U.S. holder on the date of the issuance. This distribution should be treated first as a taxable dividend to the extent of the Carisma non-U.S. holder’s pro rata share of Carisma’s current or accumulated earnings and profits for the year of issuance (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Carisma non-U.S. holder’s basis in its Carisma common stock, and finally as capital gain from the sale or exchange of Carisma common stock with respect to any remaining amount. Carisma has no accumulated earnings and profits and expects to have no current earnings and profits for the relevant taxable year. Thus, Carisma expects the distribution of the CVRs to be treated as a non-dividend distribution for U.S. federal income tax purposes. However, if Carisma cannot determine at the time of the distribution of the CVRs whether or not the amount of such distribution will exceed current and accumulated earnings and profits, Carisma or the applicable withholding agent may withhold (potentially by utilizing other property of such Carisma non-U.S. holder held in an account with the applicable withholding agent) at the rate applicable to dividends, as described below.

Dividend payments to a Carisma non-U.S. holder will generally be subject to withholding at a 30.0% rate. If a Carisma non-U.S. holder is eligible for a lower treaty rate, withholding will be at such lower treaty rate only if such Carisma non-U.S. holder provides a valid IRS Form W-8BEN or Form W-8BEN-E (or applicable successor form) certifying such Carisma non-U.S. holder’s qualification for the reduced rate. If a Carisma non-U.S. holder holds the stock through a financial institution or other intermediary, the Carisma non-U.S. holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Carisma non-U.S. holders who do not timely provide the applicable withholding agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below regarding FATCA (as defined below) and backup withholding, if the issuance of the CVRs is effectively connected with a Carisma non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Carisma non-U.S. holder maintains a permanent establishment in the United States to which the distribution of the CVRs is attributable), the Carisma non-U.S. holder will be exempt from U.S. federal withholding tax and the distribution of the CVRs generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such Carisma non-U.S. holder were a U.S. holder. To claim the exemption, the Carisma non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the distribution is effectively connected with the Carisma non-U.S. holder’s conduct of a trade or business within the United States. A Carisma non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30.0% (or such lower rate specified by an applicable income tax treaty) on all or a portion of its effectively connected earnings and profits for the taxable year.

Future payments, if any, to a Carisma non-U.S. holder with respect to a CVR may also be subject to withholding at a 30.0% rate unless the holder establishes a reduced treaty rate or that such income is exempt from withholding because it is effectively connected with the holder’s conduct of a trade or business within the United States.

Under the provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) the issuance of the CVRs and future payments, if any, to a Carisma non-U.S. holder with respect to the CVRs may be subject to withholding at a rate of 30.0% if the Carisma non-U.S. holder fails to satisfy prescribed certification requirements. In general, no such withholding will be required with respect to a Carisma non-U.S. holder that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. If withholding under FATCA is required, Carisma non-U.S. holders not otherwise subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) may be required to seek a refund or credit from the IRS.

Any withholding required by Carisma or other applicable withholding agents may be satisfied by Carisma or such agent by withholding a portion of the issued CVRs, from future payments, if any, on the CVRs, or from other property of the Carisma non-U.S. holder held in an account with the applicable withholding agent.

To the extent that the issuance of the CVRs is treated as capital gain from the sale or exchange of Carisma common stock, such gain generally will not be subject to U.S. federal income tax unless (i) such gain is effectively connected with the conduct by a Carisma non-U.S. holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to a U.S. permanent establishment maintained by such Carisma non-U.S. holder), (ii) in the case of gain realized by a Carisma non-U.S. holder that is an individual, such Carisma non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) Carisma is or has been a United States real property holding corporation, (“USRPHC”) for U.S. federal income tax purposes and, if the shares are “regularly traded on an established securities market,” such Carisma non-U.S. holder owned, directly or indirectly, at any time during the five-year period ending on the date of the distribution, more than five percent of the shares of Carisma common stock and such Carisma non-U.S. holder is not eligible for any treaty exemption. Carisma believes it is not, and has not been, a USRPHC for U.S. federal income tax purposes. In addition, although not free from doubt, Carisma believes that Carisma common shares currently should be considered to be regularly traded.

A Carisma non-U.S. holder should consult its tax advisor regarding its entitlement to benefits and the various rules under applicable tax treaties.

Information Reporting and Backup Withholding

In general, the issuance of the CVRs to Carisma U.S. holders will be reported to the IRS unless the holder is an exempt recipient. Backup withholding, currently at a rate of 24.0%, may apply unless the Carisma U.S. holder (1) is an exempt recipient or (2) provides a certificate (generally on an IRS Form W-9) containing the Carisma U.S. holder’s name, address, correct federal taxpayer identification number and statement that the Carisma U.S. holder is a U.S. person and is not subject to backup withholding.

A Carisma non-U.S. holder will not be subject to backup withholding with respect to the issuance of the CVRs, provided the Carisma non-U.S. holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, Form W-8BEN-E, or Form W-8ECI, or otherwise establishes an exemption. However, information returns will be filed with the IRS in connection with the issuance of the CVRs, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Carisma non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PLEASE CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE PROPER CHARACTERIZATION OF THE RECEIPT OF THE CVRs.

Anticipated Subscription Agreements and Registration Rights Agreement

In connection with the anticipated Concurrent Financing, Carisma intends to enter into subscription agreements with certain investors, pursuant to which Carisma will sell, and such investors will purchase, up to $          million of shares of Carisma common stock at a purchase price per share equal to the Aggregate Valuation divided by the Post-Closing Carisma Shares, immediately following the Effective Time. On August 29, 2025, as part of the anticipated Concurrent Financing, Ocugen entered into a subscription agreement with Carisma, pursuant to which Ocugen committed to purchase, immediately following the Effective Time, shares of Carisma’s common stock for aggregate gross proceeds equal to $5.0 million at a purchase price per share equal to the Aggregate Valuation divided by the Post-Closing Carisma Shares. The terms of the Guarantor Investment include a “most favored nations” provision pursuant to which the terms of the Guarantor Investment will be automatically modified to reflect any more favorable terms (subject to certain exceptions) contained in any other subscription agreement entered into in connection with the Concurrent Financing. Carisma also intends to enter into a registration rights agreement with the investors that participate in the anticipated Concurrent Financing at the closing of the anticipated Concurrent Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration of the resale of certain shares of Carisma common stock that are held by the investors participating in the anticipated Concurrent Financing from time to time on Form S-1 or Form S-3. The closing of the anticipated Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the Merger as well as certain other conditions.

Pre-Closing Carisma Legacy Asset Monetization Transactions

Prior to the completion of the Merger, Carisma will continue to seek to enter into a series of transactions with certain third parties to monetize certain Carisma Legacy Assets, including the intellectual property we license under the Penn License Agreement and the NYU License Agreement, in accordance with the limitations and requirements set forth in the Merger Agreement. Any cash payments received by Carisma prior to the closing of the Merger pursuant to a Carisma Legacy Asset monetization transaction will be part of Carisma’s cash balance as of closing of the Merger and will therefore be factored into Carisma’s Net Cash for purposes of determining the Exchange Ratio.

On August 18, 2025, Carisma entered into the Patent Purchase Agreement for the sale of certain early-stage preclinical assets of Carisma to Resolution. Pursuant to the Patent Purchase Agreement, Carisma sold to Resolution all right, title and interest in and to certain patents, know-how and electronic files (each as described in the Patent Purchase Agreement) related to (a) engineered macrophages secreting fibrolytic/anti-inflammatory factors, and (b) engineered macrophages expressing cytokine switch receptors for a cash payment from Resolution of $0.5 million. This sale did not include any intellectual property related to Carisma’s former lead liver fibrosis program CT-2401, to which Carisma retains all rights. This sale included all right, title, and interest of Carisma in all causes of action and enforcement rights for the purchased assets, including all of its rights to pursue damages, injunctive relief, and other remedies for past, current, and future infringement of the purchased assets.

Asset Contribution Agreement between OrthoCellix and Ocugen

In June 2025, OrthoCellix entered into an asset contribution agreement with Ocugen pursuant to which Ocugen agreed to contribute to OrthoCellix, and OrthoCellix agreed to acquire from Ocugen, all of its rights, title and interest in and to, and obligations and liabilities associated with, NeoCart. As consideration, OrthoCellix granted Ocugen 1,000 shares of OrthoCellix’s common stock.

OrthoCellix Transition Services Agreement

Ocugen and OrthoCellix will enter into the TSA pursuant to which Ocugen will provide, or cause its affiliates to provide, OrthoCellix with certain services to help facilitate an orderly transition of the NeoCart program, including the provision of assistance with respect to clinical operations, regulatory affairs, research and development, finance and accounting, information technology and human resources. The TSA will specify the fees payable for these services, which will be provided at varied hourly rates, which OrthoCellix anticipates will be in excess of $120,000 per annum. The TSA terminates on the end date of the last service provided under it, unless otherwise terminated earlier by either party under certain circumstances set forth in the TSA, including in the event of an uncured material breach by the other party or in the event of insolvency of the other party.

OrthoCellix Manufacturing Agreement

Ocugen and OrthoCellix will enter into the OrthoCellix Manufacturing Agreement pursuant to which Ocugen will manufacture and supply NeoCart to OrthoCellix until completion or cessation of the Phase 3 clinical trial, unless extended by the parties.

The fee that Ocugen charges OrthoCellix for the provision of such manufacturing and supply services is based on its fully loaded cost of performance determined in accordance with Ocugen’s then current accounting standards included plus a reasonable arm’s length mark-up. In the event the parties mutually agree to modify the work plan under the OrthoCellix Manufacturing Agreement to increase Ocugen’s performance thereunder, the parties will negotiate in good faith, including to reflect any adjustments necessary to account for such increased costs.

CARISMA EXECUTIVE OFFICERS, DIRECTORS AND CORPORATE GOVERNANCE

The following table sets forth the name, age and position of each of Carisma’s executive officers and directors as of July 31, 2025. There are no family relationships among any of Carisma’s executive officers or directors.

Name	Age	Position
Steven Kelly	60	Director, President and Chief Executive Officer
Natalie McAndrew	51	Vice President of Finance
Michael Klichinsky, Pharm. D., Ph.D.	35	Chief Scientific Officer
Sanford Zweifach (1) (2) (3)	69	Chair of the Board of Directors
Sohanya Cheng (1) (2)	42	Director
John Hohneker, M.D. (3) (4)	65	Director
Briggs Morrison, M.D. (1) (3) (4)	66	Director
David Scadden, M.D. (4)	72	Director
Marella Thorell (2)	58	Director
(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the nominating and corporate governance committee
(4)	Member of the science committee

Natalie McAndrew has served as Carisma’s Vice President of Finance since January 2025. Ms. McAndrew is a Senior Director with Danforth, an advisory firm focused on providing financial strategy to life science organizations and has served in that capacity since December 2024. She previously served as a Director with Danforth from August 2021 until January 2024. Prior to rejoining Danforth in December 2024, Ms. McAndrew was the VP, Finance of Apertura Gene Therapy, a gene therapy company, from February 2024 through October 2024. Through Danforth, Ms. McAndrew served as the interim Chief Financial Officer of Baudax Bio, Inc., a biotechnology company, from October 2023 to January 2024. Prior to her initial employment with Danforth, Ms. McAndrew was the VP, Corporate Controller of Tmunity Therapeutics, Inc., a biotechnology company, from January 2021 to July 2021. Ms. McAndrew previously served as Head of Accounting Operations at Spark Therapeutics, Inc., a biotechnology company, from March 2015 until January 2021. Prior to this, Ms. McAndrew served as Corporate Controller for over eight years in other privately held and public companies at various life cycle stages, managing finance, accounting, and other corporate operational functions. Ms. McAndrew is a certified public accountant and received a B.S. in Accounting from King’s College.

Michael Klichinsky, Pharm.D., Ph.D. has served as Carisma’s Chief Scientific Officer since the closing of the Sesen Bio Merger. He previously served as Legacy Carisma’s Chief Scientific Officer since April 2022. He co-founded Legacy Carisma in 2016 and served as Vice President of Discovery of Legacy Carisma from October 2018 to April 2021 and as Senior Vice President of Research of Legacy Carisma from April 2021 to April 2022. Dr. Klichinsky received a Doctor of Pharmacy from the University of Sciences in Philadelphia and a Ph.D. in Pharmacology from the University of Pennsylvania.

Please see Proposal No. 3 for the biographical information about Carisma’s directors, including Steven Kelly.

Director Nomination Process

Carisma’s nominating and corporate governance committee is responsible for identifying individuals qualified to serve as directors, consistent with criteria approved by Carisma’s board of directors, and recommending the persons to be nominated for election as directors, except where Carisma is legally required by contract, law or otherwise to provide third parties with the right to nominate director candidates.

The process followed by Carisma’s nominating and corporate governance committee to identify and evaluate director candidates includes requests to board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the committee and Carisma’s board of directors. While there are no specific minimum qualifications for a committee-recommended nominee to Carisma’s board of directors, the qualifications, qualities and skills that Carisma’s nominating and corporate governance committee believes must be met by a committee-recommended nominee for a position on Carisma’s board of directors are as follows:

●	nominees should have a reputation for integrity, honesty and adherence to high ethical standards;
●	nominees should have demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to Carisma’s current and long-term objectives and should be willing and able to contribute positively to Carisma’s decision-making process;
●	nominees should have a commitment to understand Carisma and Carisma’s industry and to regularly attend and participate in meetings of Carisma’s board of directors and its committees;
●	nominees should have the interest and ability to understand the sometimes-conflicting interests of Carisma’s various constituencies, which include stockholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all stockholders;
●	nominees should not have, nor appear to have, a conflict of interest that would impair the nominee’s ability to represent the interests of all of Carisma’s stockholders and to fulfill the responsibilities of a director; and
●	the value of diversity on the board of directors will be considered. Nominees should represent a diverse array of personal and professional characteristics, including, for example, academic background, professional experience in the United States or internationally and/or expertise in a particular discipline or field. Nominees will not be discriminated against on the basis of gender, race, ethnicity, national origin, sex, sexual orientation, sexual identity, religion, disability or any other basis proscribed by law.

The nominating and corporate governance committee may use a third-party search firm in those situations where particular qualifications are required or where existing contacts are not sufficient to identify an appropriate candidate.

Stockholders may recommend individuals to the nominating and corporate governance committee for consideration as potential director candidates. Any such proposals should be submitted to Carisma’s corporate secretary at Carisma’s principal executive offices and should include appropriate biographical and background material to allow the nominating and corporate governance committee to properly evaluate the potential director candidate and the number of shares of Carisma’s stock beneficially owned by the stockholder proposing the candidate. The specific requirements for the information that is required to be provided for such recommendations to be considered for an annual meeting are specified in Carisma’s by-laws.

Assuming that biographical and background material has been provided on a timely basis, any recommendations received from stockholders will be evaluated in the same manner as potential nominees proposed by the nominating and corporate governance committee. If Carisma’s board of directors decides to nominate a stockholder-recommended candidate and recommends his or her election, then his or her name will be included on Carisma’s proxy card for the next annual meeting of stockholders.

Board Determination of Independence

Applicable Nasdaq rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under applicable Nasdaq rules, a director will only qualify as an “independent director” if, among other things, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (ii) whether the director is affiliated with Carisma or any of its subsidiaries or affiliates.

Carisma’s board of directors has determined that each of its directors, with the exception of Mr. Kelly, is an “independent director” as defined under applicable Nasdaq rules, including, in the case of all the members of Carisma’s audit committee, the independence criteria set forth in Rule 10A-3 under the Exchange Act, and in the case of all the members of Carisma’s compensation committee, the independence criteria set forth in Rule 10C-1 under the Exchange Act. Carisma’s board of directors had determined that Chidozie Ugwumba, who resigned from Carisma’s board of directors in April 2024, Regina Hodits and Björn Odlander, who resigned from Carisma’s board of directors in June 2024, and Michael Torok, who resigned from Carisma’s board of directors in October 2024, were each an “independent director” as defined under the applicable Nasdaq rules. In making such determinations, Carisma’s board of directors considered the relationships that each such non-employee director has with Carisma and all other facts and circumstances that Carisma’s board of directors deemed relevant in determining his or her independence, including the beneficial ownership of Carisma’s capital stock by each non-employee director. Mr. Kelly is not an independent director under these rules because he serves as Carisma’s President and Chief Executive Officer. There are no family relationships among any of Carisma’s directors or executive officers.

Committees of Carisma’s Board of Directors

Carisma’s board of directors has an established audit committee, compensation committee, nominating and corporate governance committee and science committee, each of which operates pursuant to a charter adopted by Carisma’s board of directors, and each such committee reviews its respective charter at least annually. Carisma has posted a current copy of the charter for each of the audit committee, compensation committee, nominating and corporate governance committee and science committee on the “Governance” section of the “For Investors” section of Carisma’s website, which is located at www.carismatx.com. Carisma’s board of directors also appoints from time-to-time ad hoc committees to address specific matters.

Audit Committee and Audit Committee Financial Expert

The members of Carisma’s audit committee are currently Marella Thorell, Sohanya Cheng and Sanford Zweifach. Marella Thorell serves as chair of the audit committee. Michael Torok previously served as the chair of the audit committee from the closing of the Sesen Bio Merger through his resignation, effective October 31, 2024. Regina Hodits served as a member of the audit committee from the closing of the Sesen Bio Merger through her resignation, effective June 30, 2024.

During 2024, Carisma’s audit committee met six times. Carisma’s audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of, Carisma’s independent registered public accounting firm;
●	overseeing the work of Carisma’s independent registered public accounting firm, including through the receipt and consideration of reports from that firm;
●	reviewing and discussing with management and Carisma’s independent registered public accounting firm Carisma’s annual and quarterly financial statements and related disclosures (including any interim financial statements to be included in Carisma’s periodic disclosures filed with the SEC) and Carisma’s earnings press releases;
●	monitoring Carisma’s internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
●	overseeing Carisma’s internal audit function;
●	working with Carisma’s executive officers to evaluate and define the goals of Carisma’s ethics and compliance programs, evaluate the adequacy of Carisma’s internal controls over compliance and develop proposals for improving Carisma’s internal controls;

●	overseeing Carisma’s risk assessment and risk management policies;
●	establishing procedures for the receipt and retention of accounting related complaints and concerns;
●	meeting independently with Carisma’s internal audit advisor, if applicable, and the independent registered public accounting firm and management;
●	reviewing and approving or ratifying any related person transactions;
●	preparing the audit committee report required by SEC rules; and
●	conducting an annual self-evaluation of the committee’s performance.

All audit and non-audit services, other than de minimis non-audit services, to be provided to Carisma by Carisma’s independent registered public accounting firm must be approved in advance by Carisma’s audit committee. Carisma’s board of directors has determined that Marella Thorell is an “audit committee financial expert” and independent director as defined in applicable Nasdaq and SEC rules and that each of the members of Carisma’s audit committee possesses the financial sophistication required for audit committee members under Nasdaq rules. Carisma believes that the composition of Carisma’s audit committee meets the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation Committee

The members of Carisma’s compensation committee are currently Briggs Morrison, M.D., Sohanya Cheng and Sanford Zweifach. Dr. Morrison serves as chair of the compensation committee. During 2024, Carisma’s compensation committee met four times. Carisma’s compensation committee’s responsibilities include:

●	reviewing and approving, or making recommendations to Carisma’s board of directors with respect to, the compensation of the chief executive officer and other executive officers, taking into consideration the executive officer’s performance as it relates to both legal compliance and compliance with Carisma’s internal policies and procedures;
●	reviewing and approving termination benefits and separation pay to executive officers, taking into consideration the circumstances surrounding the particular executive officer’s departure and performance as it relates to both legal compliance and compliance with Carisma’s internal policies and procedures;
●	overseeing an evaluation of Carisma’s senior executives, including the establishment of corporate goals and objectives applicable to the chief executive officer and other executive officers;
●	reviewing and approving, or making recommendations to Carisma’s board of directors with respect to, the terms of any binding offer letters, employment agreements, termination agreements or arrangements, change-in-control agreements, severance agreements, indemnification agreements or other material compensatory agreements with the chief executive officer or the other executive officers;
●	reviewing and making recommendations to Carisma’s board of directors with respect to incentive-compensation and equity-based plans that are subject to approval by Carisma’s board of directors;
●	overseeing and administering Carisma’s stock option, stock incentive, employee stock purchase and other equity-based plans;
●	retaining the services, following the determination of independence under applicable Nasdaq and Exchange Act rules, of Carisma’s compensation consultant, as well as overseeing and considering the recommendations of the compensation consultant;
●	reviewing and making recommendations to Carisma’s board of directors with respect to director compensation;
●	establishing, if deemed advisable by Carisma’s board of directors, and monitoring compliance with, stock ownership guidelines for the chief executive officer, directors and other executive officers;

●	reviewing and discussing annually with management the compensation disclosure required by SEC rules;
●	preparing the compensation committee report required by SEC rules; and
●	conducting an annual self-assessment of the committee and its charter.

Under its charter, the compensation committee may form, and delegate authority to, subcommittees, consisting of non-employee directors, as it deems appropriate. During 2024, the compensation committee did not form or delegate authority to such subcommittees.

In addition, under its charter, the compensation committee may delegate to one or more executive officers the power to grant options or other stock awards pursuant to the Carisma Therapeutics Inc. Amended and Restated 2014 Stock Incentive Plan (the “2014 Plan”), to employees who are not directors or executive officers of Carisma. During 2024, the compensation committee delegated to the chief executive officer authority to grant stock options under the 2014 Plan to employees who are not directors, officers or employees at the vice president level or above.

Carisma believes that the composition of its compensation committee meets the requirements for independence under current Nasdaq and SEC rules and regulations.

Nominating and Corporate Governance Committee

The members of Carisma’s nominating and corporate governance committee are currently John Hohneker, M.D., Briggs Morrison, M.D. and Sanford Zweifach. Dr. Hohneker serves as chair of the nominating and corporate governance committee. Björn Odlander, M.D., Ph.D. previously served as the chair of the nominating and corporate governance committee from the closing of the Sesen Bio Merger through his resignation, effective October 31, 2024. During 2024, Carisma’s nominating and corporate governance committee met two times. Carisma’s nominating and corporate governance committee’s responsibilities include:

●	identifying individuals qualified to become members of Carisma’s board of directors;
●	recommending to Carisma’s board of directors the persons to be nominated for election as directors and to each of the board of director’s committees;
●	reviewing and making recommendations to Carisma’s board of directors with respect to board leadership structure;
●	reviewing and making recommendations to Carisma’s board of directors with respect to management planning;
●	developing and recommending to Carisma’s board of directors the corporate governance guidelines;
●	overseeing an annual evaluation of Carisma’s board of directors; and
●	conducting an annual self-assessment of the committee and its charter.

Carisma believes that the composition of its nominating and corporate governance committee meets the requirements for independence under current Nasdaq and SEC rules and regulations.

Science Committee

The members of Carisma’s science committee are currently David Scadden, M.D., Briggs Morrison, M.D. and John Hohneker, M.D. Dr. Scadden serves as chair of the science committee. Regina Hodits served as a member of the science committee from the closing of the Sesen Bio Merger through her resignation, effective June 30, 2024. During 2024, Carisma’s science committee met three times. Carisma’s science committee’s responsibilities include:

●	reviewing and advising on the overall strategy, direction and effectiveness of Carisma’s research and development (“R&D”) initiatives, programs and related investments, and on Carisma’s progress in achieving Carisma’s long-term strategic R&D goals and objectives, including pre-clinical studies and clinical trial design;

●	reviewing and advising on opportunities and risks associated with Carisma’s R&D initiatives, programs and related investments;
●	reviewing and advising on Carisma’s significant medical affairs strategies and initiatives;
●	reviewing and advising on trends and innovation in R&D to enhance Carisma’s R&D capabilities; and
●	conducting a periodic self-assessment of the science committee and its charter.

Board of Directors Meetings and Attendance

Carisma’s board of directors recognizes the importance of director attendance at board and committee meetings. The full board of directors met seven times during 2024. During 2024, each member of the board of directors attended in person or participated in 75.0% or more of the aggregate of (i) the total number of meetings held by the board of directors (during the period that such person served as a director) and (ii) the total number of meetings held by all committees of the board of directors on which such person served (during the periods that such person served).

Director Attendance at Annual Meeting of Stockholders

Carisma’s corporate governance guidelines provide that directors are responsible for attending the annual meeting of stockholders. Four of seven then-serving directors attended Carisma’s 2024 annual meeting of stockholders.

Code of Business Conduct and Ethics

Carisma has adopted a written code of business conduct and ethics that applies to Carisma’s directors, officers and employees, including Carisma’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Carisma has posted a current copy of the code on the “Governance” section of the “For Investors” section of Carisma’s website, which is located at www.carismatx.com. In addition, Carisma intends to post on its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code.

Corporate Governance Guidelines

Carisma’s board of directors has adopted corporate governance guidelines to assist the board of directors in the exercise of its duties and responsibilities and to serve the best interests of Carisma and Carisma’s stockholders. These guidelines provide that:

●	the principal responsibility of Carisma’s board of directors is to oversee Carisma’s management;
●	a majority of the members of the board of directors must be independent directors, unless otherwise permitted by Nasdaq rules;
●	the independent directors meet in executive session semi-annually;
●	directors have full and free access to management and, as necessary, independent advisors;
●	new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and
●	Carisma’s nominating and corporate governance committee will oversee an annual self-evaluation of the board of directors to determine whether it and its committees are functioning effectively.

A copy of the corporate governance guidelines is available on the “Governance” section of the “For Investors” section of Carisma’s website, which is located at www.carismatx.com.

Board Leadership

Sanford Zweifach serves as Chair of Carisma’s board of directors. Carisma’s board of directors has determined that the roles of Chair of the board and Chief Executive Officer should be bifurcated at this time. Carisma’s board of directors believes that separating the Chair and Chief Executive Officer positions allows the Chief Executive Officer to focus on Carisma’s operations instead of board administration, encourages objective oversight, and is the appropriate leadership structure for Carisma at this time. Additionally, Carisma’s board of directors believes this leadership structure is particularly appropriate for Carisma given Mr. Zweifach’s extensive experience in the biopharmaceutical industry and service on the boards of other public and private biopharmaceutical companies.

As the Chair of Carisma’s board of directors and an independent director, Mr. Zweifach’s responsibilities include:

●	chairing meetings of the independent directors in executive session;
●	meeting with any director who is not adequately performing such director’s duties as a member of Carisma’s board of directors or any committee;
●	facilitating communications between other members of Carisma’s board of directors and Carisma’s Chief Executive Officer;
●	monitoring, with the assistance of Carisma’s legal advisors, communications from stockholders and other interested parties and providing copies or summaries to the other directors as he or she considers appropriate;
●	working with Carisma’s Chief Executive Officer in the preparation of the agenda for each board meeting and in determining the need for special meetings of Carisma’s board of directors; and
●	otherwise consulting with Carisma’s Chief Executive Officer on matters relating to corporate governance and board performance.

Carisma’s board of directors believes its administration of its risk oversight function has not affected its leadership structure. Carisma’s board of directors believes that Carisma currently has an appropriate leadership structure for Carisma, which demonstrates Carisma’s commitment to good corporate governance. Carisma’s nominating and corporate governance committee evaluates Carisma’s board leadership structure from time to time and may recommend further alterations of this structure in the future.

Risk is inherent with every business and how well a business manages risk can ultimately determine its success. Carisma faces a number of risks, including those described under “Risk Factors” in this proxy statement/prospectus. Carisma’s board of directors is actively involved in oversight of risks that could affect Carisma. Carisma’s board of directors oversees Carisma’s risk management processes directly and through its committees. Carisma’s management is responsible for risk management on a day-to-day basis and Carisma’s board of directors and its committees oversee the risk management activities of management. Carisma’s board of directors satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within Carisma. Carisma’s audit committee oversees risk management activities related to financial controls and legal and compliance risks. Oversight by the audit committee includes direct communication with Carisma’s independent registered public accounting firm. Carisma’s compensation committee oversees risk management activities relating to Carisma’s compensation policies and practices and assesses whether any of Carisma’s compensation policies or programs has the potential to encourage excessive risk-taking. Oversight by the compensation committee includes direct communication with Carisma’s independent compensation consultants. Carisma’s nominating and corporate governance committee oversees risk management activities relating to board and committee composition, management succession planning and corporate sustainability efforts, including the impact of environmental and social issues. Carisma’s research and development committee assists the board’s oversight of Carisma’s research and development activities. In addition, members of Carisma’s senior management team attend Carisma’s quarterly board meetings and are available to address any questions or concerns raised by the board of directors on major risk exposures, the potential impact of such risks, risk management and any other matters. Carisma’s board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.

Communication with Carisma’s Directors

Any interested party with concerns about Carisma may report such concerns to the board of directors, or the chairman of Carisma’s board of directors, or otherwise the chair of the nominating and corporate governance committee, by submitting a written communication to the attention of such director at the following address:

Carisma Therapeutics Inc.

3675 Market Street, Suite 401

Philadelphia, Pennsylvania 19104

Attention: Board of Directors

You may submit your concern anonymously or confidentially by mail. You may also indicate whether you are a stockholder, customer, supplier, or other interested party.

A copy of any such written communication may also be forwarded to Carisma’s legal counsel and a copy of such communication may be retained for a reasonable period of time. The director(s) may discuss the matter with Carisma’s legal counsel, with independent advisors, with non-management directors, or with Carisma’s management, or may take other action or no action as the director determines in good faith, using reasonable judgment, and discretion.

Communications may be forwarded to all directors if they relate to important substantive matters and include suggestions or comments that may be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances, and matters as to which Carisma tends to receive repetitive or duplicative communications.

The audit committee oversees the procedures for the receipt, retention, and treatment of complaints received by Carisma regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by Carisma’s employees of concerns regarding questionable accounting or auditing matters. Concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters may be confidentially, and anonymously if they wish, submitted in writing online at www.whistleblowerservices.com/carm or to Carisma’s principal executive officer or principal financial officer at 3675 Market Street, Suite 401, Philadelphia, Pennsylvania 19104 or via the toll-free telephone number 866-822-6485.

Insider Trading Policy; Anti-Hedging and Pledging

Carisma has adopted an insider trading policy governing the purchase, sale and/or other dispositions of Carisma’s securities by Carisma’s directors, officers, employees and other covered persons. Carisma believes the insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards. A copy of Carisma’s insider trading policy is filed as Exhibit 19.1 to Carisma’s Annual Report on Form 10-K for the year ended December 31, 2024. Carisma also does not engage in transactions in Carisma’s securities while in possession of material nonpublic information concerning Carisma or its securities.

Carisma’s insider trading policy, among other things, expressly prohibits Carisma’s directors, officers, employees and other covered persons from engaging in any short sales, including short sales “against the box”, any purchases or sales of puts, calls or other derivative securities, or any purchases of financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Carisma’s securities. In addition, Carisma’s insider trading policy expressly prohibits such persons from purchasing Carisma’s securities on margin, borrowing against Carisma’s securities held in a margin account, or pledging Carisma’s securities as collateral for a loan, with an exception in extraordinary situations for pledges of Carisma’s securities as collateral for a loan (other than a margin loan) only after certain prerequisites are met and only with the preapproval of Carisma’s principal financial officer or general counsel.

CARISMA EXECUTIVE COMPENSATION

The following information and all other information contained in this proxy statement/prospectus does not give effect to the contemplated reverse stock split.

Executive Compensation Processes

Carisma’s executive compensation program is administered by the compensation committee of Carisma’s board of directors, subject to the oversight and approval of Carisma’s board of directors. Carisma’s compensation committee reviews Carisma’s executive compensation practices on an annual basis and based on this review approves, or, as appropriate, makes recommendations to Carisma’s board of directors for approval of, Carisma’s executive compensation program.

In designing Carisma’s executive compensation program, Carisma’s compensation committee considers compensation data from comparable publicly traded companies in the biotechnology and the biopharmaceutical industry (based on, among other things, industry market capitalization, headcount and location) provided by Carisma’s independent compensation consultant, Pearl Meyer & Partners LLC (“Pearl Meyer”).

During 2024, Carisma’s compensation committee retained Pearl Meyer to advise the compensation committee on Carisma’s compensation program for executive officers, which includes base salaries, annual performance-based cash bonuses, annual equity incentive awards and severance arrangements. The compensation committee established a peer group. The compensation consultants made recommendations with respect to the amount and form of executive officer. Although Carisma’s compensation committee considers the advice and guidance of the compensation consultants as to Carisma’s executive compensation program, Carisma’s compensation committee ultimately makes its own decisions about these matters. In the future, Carisma expects that its compensation committee will continue to engage independent compensation consultants to provide additional guidance on Carisma’s executive compensation programs and to conduct further competitive benchmarking against a peer group of publicly traded companies.

Carisma’s compensation committee reviewed information regarding the independence and potential conflicts of interest of Pearl Meyer, taking into account, among other things, the factors set forth in the Nasdaq listing standards. Based on such review, Carisma’s compensation committee concluded that the engagement of Pearl Meyer did not raise any conflict of interest.

Named Executive Officers

Set forth below is information regarding the compensation of each of Carisma’s named executive officers for the years ended December 31, 2024 and 2023.

Carisma’s named executive officers for the year ended December 31, 2024 are (i) Steven Kelly, Carisma’s current President and Chief Executive Officer, (ii) Richard Morris, Carisma’s former Chief Financial Officer, and (iii) Michael Klichinsky, Carisma’s current Chief Scientific Officer (together, the “Carisma NEOs”).

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to each of the Carisma NEOs for the years ended December 31, 2024 and 2023.

Name and Principal Position	Year		Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-equity incentive plan compensation ($)	All other compensation ($)(3)	Total($)
Steven Kelly	2024		600,000	247,500	855,300	—	17,250	1,720,050
Current President & Chief Executive Officer	2023	(5)	460,833	301,840	2,717,517	—	24,235	3,504,425
Richard Morris(4)	2024		486,000	—	656,606	—	697,650	1,840,256
Former Chief Financial Officer	2023	(6)	384,302	183,064	1,077,948	—	17,487	1,662,801
Michael Klichinsky,
Pharm.D., Ph.D.(6)	2024		463,000	138,900	363,580	—	17,250	982,730
Current Chief Scientific Officer	2023	(7)	345,625	164,640	1,077,948	—	15,164	1,603,377
(1)	The amounts in the “Bonus” column reflect the amount of compensation earned by the Carisma NEOs under the applicable annual bonus program during each fiscal year. See “Bonus Compensation” below for additional information.
(2)	The amounts reported in the “Option Awards” column reflect the grant date fair value of options awarded during the year ended December 31, 2024, computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standard Codification (“FASB ASC Topic 718”), and for Mr. Morris also includes $293,026 of incremental fair value related to options that were modified in December 2024, computed as of the modification date in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 10 to Carisma’s audited financial statements included in this proxy statement/prospectus. These amounts reflect the accounting cost for these stock options and do not reflect the actual economic value that may be realized by each Carisma NEO upon the vesting of the stock options, the exercise of the stock options or the sale of Carisma’s common stock underlying such stock options. For more information about the modification of Mr. Morris’ option grants, “Employment Agreements with Named Executive Officers — Agreement with Richard Morris” below.
(3)	For Mr. Kelly and Dr. Klichinsky this amount represents 401(k) matching contributions. For Mr. Morris, this amount includes 401(k) matching contributions of $17,250 and separation payments pursuant to the Morris Employment Agreement (as defined below) of $680,400 during the year ended December 31, 2024. The separation payments are described in more detail under “Employment Agreements with Named Executive Officers — Agreement with Richard Morris” below.
(4)	Mr. Morris ceased providing services to Carisma on December 31, 2024 in connection with Carisma’s previously announced reduction in force.
(5)	Mr. Kelly commenced services as President & Chief Executive Officer of Carisma on March 7, 2023. The amounts for 2023 reflect the compensation paid to Mr. Kelly as President and Chief Executive Officer of Carisma after the closing of the Sesen Bio Merger.
(6)	Mr. Morris commenced services as Chief Financial Officer of Carisma on March 7, 2023. The amounts for 2023 reflect the compensation paid to Mr. Morris as Chief Financial Officer of Carisma after the closing of the Sesen Bio Merger.
(7)	Dr. Klichinsky commenced services as Chief Scientific Officer of Carisma on March 7, 2023. The amounts for 2023 reflect the compensation paid to Dr. Klichinsky as Chief Scientific Officer of Carisma after the closing of the Sesen Bio Merger.

Narrative Disclosure to Summary Compensation Table

Base Salaries

Carisma uses base compensation, or salaries, to recognize the experience, skills, knowledge and responsibilities required of Carisma’s executive officers.

For the year ended December 31, 2024, Carisma paid Mr. Kelly, Mr. Morris and Dr. Klichinsky an annual base compensation of $600,000, $486,000 and $463,000, respectively. As of January 1, 2025, Mr. Kelly’s and Dr. Klichinsky’s annual base compensation was increased to $624,000 and $494,000, respectively.

From March 7, 2023, after the completion of the Sesen Bio Merger, to December 31, 2023, Mr. Kelly’s, Mr. Morris’ and Dr. Klichinsky’s annual base compensation was increased to $560,000, $467,000 and $420,000, respectively.

From January 1, 2023 through March 7, 2023, Legacy Carisma paid Mr. Kelly, Mr. Morris and Dr. Klichinsky an annual base compensation of $440,000, $400,000 and $340,000, respectively.

Bonus Compensation

Carisma’s board of directors may, in its discretion, approve and award bonuses to Carisma’s executive officers from time to time. Performance-based bonuses are calculated as a percentage of base compensation or salary and are designed to motivate Carisma’s executive officers to achieve annual goals based on Carisma’s strategic, financial and operating performance objectives.

For the year ended December 31, 2024, Mr. Kelly’s, Mr. Morris’ and Dr. Klichinsky’s target annual bonus was equal to 55.0%, 40.0% and 40.0% of his base salary, respectively. Taking into account Carisma’s achievement of 75.0% of its targeted 2024 corporate performance goals as determined by Carisma’s board of directors, Mr. Kelly’s and Dr. Klichinsky’s 2024 bonus compensation was $247,500 and $138,900, respectively. Mr. Morris was terminated on December 31, 2024 as part of a reduction in force. Per the terms of his employment agreement, he received a bonus of $194,400 based on 100.0% of his annual target, which is included in “All Other Compensation” in the Summary Compensation Table above and is described under “Employment Agreements with Named Executive Officers — Agreement with Richard Morris” below.

For the year ended December 31, 2023, Mr. Kelly’s, Mr. Morris’ and Dr. Klichinsky’s target annual bonus was equal to 55.0%, 40.0% and 40.0% of his base salary, respectively. Taking into account Carisma’s achievement of 98.0% of its targeted 2023 corporate performance goals as determined by Carisma’s board of directors, Mr. Kelly’s, Mr. Morris’ and Dr. Klichinsky’s 2023 bonus compensation was $301,840, $183,064 and $164,640, respectively. In addition, the Legacy Carisma board of directors awarded special bonuses of $50,000, $30,000 and $10,000, respectively, to Mr. Kelly, Mr. Morris and Dr. Klichinsky in recognition of their valuable and extensive contribution in connection with the Sesen Bio Merger.

Performance-based bonuses, which are calculated as a percentage of base compensation or salary, are designed to motivate Carisma’s executive officers to achieve annual goals based on Carisma’s strategic, financial and operating performance objectives.

Equity Incentives

Although Carisma does not have a formal policy with respect to the grant of equity incentive awards to Carisma’s executive officers, Carisma believes that equity grants provide its executives with a strong link to Carisma’s long-term performance, create an ownership culture and help to align the interests of Carisma’s executive officers and Carisma’s stockholders. Accordingly, Carisma uses stock options to compensate Carisma’s executive officers in the form of initial grants in connection with the commencement of employment and also at various other times, based on performance. In addition, Carisma believes that equity grants vesting over a four-year period promote executive retention because this feature incentivizes executive officers to remain in Carisma’s employment during the vesting period. Prior to completion of the Sesen Bio Merger, all Carisma options were granted pursuant to the CARISMA Therapeutics Inc. 2017 Stock Incentive Plan the (“2017 Plan”). Upon completion of the Sesen Bio Merger, the 2017 Plan was assumed by Carisma. Option awards issued to Carisma’s executives during the 2023 fiscal year were granted pursuant to the 2014 Plan which Carisma adopted on March 7, 2023. See “2014 Plan” below for additional information. Prior to the exercise of an option under the 2014 Plan, the holder has no rights as a stockholder with respect to the shares subject to such option, including no voting rights and no right to receive dividends or dividend equivalents. Carisma has historically granted stock options with exercise prices equal to the fair market value of Carisma’s common stock on the date of grant as determined by Carisma’s board of directors.

In January 2025, Carisma granted option awards with respect to 500,000 and 221,000 shares of Carisma’s common stock to Mr. Kelly and Dr. Klichinsky, respectively. The shares underlying these option awards vest over four years in equal monthly installments, subject to continued service.

In June 2024, Carisma granted an option award with respect to 125,000 shares of Carisma’s common stock to Mr. Kelly and option awards with respect to 85,000 shares of Carisma’s common stock to each of Mr. Morris and Dr. Klichinsky. The shares underlying these option awards vest over two years, with 50.0% of the shares vesting on June 17, 2025 and the remaining 50.0% of the shares vesting on June 17, 2026, subject to continued service. In connection with Mr. Morris’ termination which became effective December 31, 2024, Carisma’s board of directors approved the acceleration of the first 50.0% installment of the special retention option to purchase 85,000 shares of Carisma’s common stock granted to Mr. Morris with an effective grant date of June 17, 2024, which would have vested in June 2025.

In January 2024, Carisma granted an option award with respect to 438,000 shares of Carisma’s common stock to Mr. Kelly and option awards with respect to 170,500 shares of Carisma’s common stock to each of Mr. Morris and Dr. Klichinsky. The shares underlying these option awards vest over four years in equal monthly installments, subject to continued service.

In June 2023, Carisma granted an option award with respect to 600,000 shares to Mr. Kelly and option awards with respect to 238,000 shares of Carisma’s common stock to each of Mr. Morris and Dr. Klichinsky. The shares underlying these option awards vest over four years, with 25.0% of the shares vesting on June 6, 2024 and the remaining 75.0% of the shares vesting over the next three years thereafter in equal monthly installments until June 6, 2027, subject to continued service.

Outstanding Equity Awards at December 31, 2024

The following table sets forth information regarding all outstanding equity awards held by each of the Carisma NEOs as of December 31, 2024.

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price	Option expiration date
Steven Kelly	625,797	—	(1)	0.63	9/18/2028
	381,304	34,664	(2)	1.46	3/31/2031
	225,000	375,000	(3)	7.25	6/6/2033
	100,375	337,625	(4)	2.10	1/31/2034
	—	125,000	(5)	1.03	6/17/2034
Richard Morris	289,718	—	(6)	1.46	12/31/2025
	89,248	—	(6)	7.25	12/31/2025
	39,073	—	(6)	2.10	12/31/2025
	42,500	—	(7)	1.03	12/31/2025
Michael Klichinsky, Pharm.D., Ph.D.	56,982	—	(8)	0.11	11/01/2027
	75,976	—	(9)	0.63	10/21/2028
	102,704	9,360	(10)	1.46	3/31/2031
	89,248	148,752	(11)	7.25	6/6/2033
	39,073	131,427	(12)	2.10	1/31/2034
	—	85,000	(13)	1.03	6/17/2034
(1)	This option award is fully vested.
(2)	This option award vests over four years, with 25.0% of the shares vested on April 1, 2022 and 2.0833% of the original number of shares vested thereafter in equal monthly installments through April 1, 2025, subject to continued service.
(3)	This option award vests over four years, with 25.0% of the shares vested on June 6, 2023 and 2.0833% of the original number of shares vested thereafter in equal monthly installments through June 6, 2027, subject to continued service.
(4)	This option award vests over four years with 2.0833% of the original number of shares vested thereafter in equal monthly installments through January 31, 2028, subject to continued service.
(5)	This option award vests over two years, with 50.0% of the shares vesting on June 17, 2025 and 50.0% of the remaining shares vesting on June 17, 2026, subject to continued service.
(6)	This option award ceased to vest upon Mr. Morris’ termination on December 31, 2024.

(7)	In connection with Mr. Morris’ termination which became effective December 31, 2024, Carisma’s board of directors approved the acceleration of the first 50.0% installment of the special retention option to purchase 85,000 shares of common stock granted to Mr. Morris with an effective grant date of June 17, 2024, which would have vested in June 2025.
(8)	This option award is fully vested.
(9)	This option award is fully vested.
(10)	This option award vests over four years, with 25.0% of the shares vested on April 1, 2022 and 2.0833% of the original number of shares vested thereafter in equal monthly installments through April 1, 2025, subject to continued service.
(11)	This option award vests over four years, with 25.0% of the shares vested on June 6, 2023 and 2.0833% of the original number of shares vested thereafter in equal monthly installments through June 6, 2028, subject to continued service.
(12)	This option award vests over four years with 2.0833% of the original number of shares vested thereafter in equal monthly installments through January 31, 2028, subject to continued service.
(13)	This option award vests over two years, with 50.0% of the shares vesting on June 17, 2025 and 50.0% of the remaining shares vesting on June 17, 2026, subject to continued service.

Employment Agreements with Named Executive Officers

Effective as of the effective time of the Sesen Bio Merger, Carisma’s board of directors appointed Steven Kelly as Carisma’s President and Chief Executive Officer, Richard Morris as Carisma’s Chief Financial Officer and Michael Klichinsky, Pharm.D., Ph.D. as Carisma’s Chief Scientific Officer, each to serve at the discretion of Carisma’s board of directors. Carisma entered into written employment agreements with each of the Carisma NEOs. These agreements set forth the terms of the executive officer’s compensation, including base salary, annual discretionary bonus eligibility and severance benefits, among other matters.

Agreement with Steven Kelly

Carisma entered into an employment agreement with Mr. Kelly (the “Kelly Employment Agreement”), effective as of March 7, 2023, pursuant to which Mr. Kelly serves as Carisma’s President and Chief Executive Officer. The Kelly Employment Agreement provides for Mr. Kelly’s at-will employment and an annual base salary of $560,000, an annual bonus with a target amount equal to 55.0% of his base salary, as well as his ability to participate in Carisma’s employee benefit plans generally on the same basis as other similarly-situated employees. In November 2023, the Carisma’s compensation committee approved an increase in Mr. Kelly’s annual salary from $560,000 to $600,000, effective January 1, 2024. In December 2024, Carisma’s compensation committee approved an increase in Mr. Kelly’s annual salary from $600,000 to $624,000, effective January 1, 2025.

The Kelly Employment Agreement also provides that if his employment is terminated either (i) by Carisma without Cause or (ii) by him with Good Reason (each as defined in the Kelly Employment Agreement), in either case within the Change in Control Period, then Mr. Kelly will be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of Carisma and compliance with all post-employment obligations under law or any restrictive covenant agreement with Carisma, (a) a lump sum payment of (x) eighteen months of base salary and (y) an amount equal to 150.0% of his target bonus for the year of termination (or, if higher, his target bonus immediately prior to the Change in Control), (b) a lump sum payment equal to 100.0% of his target bonus for the year of termination (or, if higher, based on the target bonus immediately prior to the Change in Control) pro-rated based on the number of days he was employed during the calendar year in which his termination occurs, (c) COBRA health continuation for up to eighteen months and (d) 100.0% acceleration of all outstanding and unvested stock-based awards subject to time-based vesting.

The Kelly Employment Agreement also provides that if his employment is terminated either (i) by Carisma without Cause or (ii) by him with Good Reason, in either case outside the Change in Control Period, then Mr. Kelly will be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of Carisma and compliance with all post-employment obligations under law or any restrictive covenant agreement with Carisma, (a) 12 months of base salary payable over a period of 12 months following such termination, (b) a lump sum payment equal to 100.0% of his target bonus for the year of termination, pro-rated based on the number of days he was employed during the calendar year in which his termination occurs, and (c) COBRA health continuation for up to 12 months. The Kelly Employment Agreement contains a Section 280G limited cutback, in which Mr. Kelly is entitled to receive the greater of (a) the best net after-tax amount of any payments that are subject to the excise tax imposed by Section 4999 of the Code, calculated in a manner consistent with Section 280G of the Code, and (b) the amount of parachute payments he would be entitled to receive if they were reduced to an amount equal to one dollar less than the amount at which Mr. Kelly becomes subject to excise tax imposed by Section 4999 of the Code.

For a description of the A&R Employment Agreement entered into on August 29, 2025 with Mr. Kelly and the Bonus Agreement entered into on August 29, 2025 with Mr. Kelly, see the section entitled “Interests of Carisma’s Directors and Executive Officers in the Merger” beginning on page 171 of this proxy statement/prospectus.

Agreement with Richard Morris

Carisma entered into an employment agreement with Mr. Morris (the “Morris Employment Agreement”), effective as of March 7, 2023, pursuant to which Mr. Morris serves as Carisma’s Chief Financial Officer. The Morris Employment Agreement provided for Mr. Morris’ at-will employment and an annual base salary of $467,000, an annual bonus with a target amount equal to 40.0% of his base salary, as well as his ability to participate in Carisma’s employee benefit plans generally on the same basis as other similarly-situated employees. In November 2023, Carisma’s compensation committee approved an increase in Mr. Morris’ annual salary from $467,000 to $486,000, effective January 1, 2024.

The Morris Employment Agreement also provided that if his employment was terminated either (i) by Carisma without Cause or (ii) by him with Good Reason (each as defined in the Morris Employment Agreement), in either case within Change in Control Period, then Mr. Morris would be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of Carisma and compliance with all post-employment obligations under law or any restrictive covenant agreement with Carisma, (a) a lump sum payment of (x) 12 months of base salary and (y) an amount equal to 100.0% of his target bonus for the year of termination (or, if higher, his target bonus immediately prior to the Change in Control), (b) a lump sum payment equal to 100.0% of his target bonus for the year of termination (or, if higher, based on the target bonus immediately prior to the Change in Control) pro-rated based on the number of days he was employed during the calendar year in which his termination occurs, (c) COBRA health continuation for up to 12 months and (d) 100.0% acceleration of all outstanding and unvested stock-based awards subject to time-based vesting.

The Morris Employment Agreement also provided that if his employment was terminated either (i) by Carisma without Cause or (ii) by him with Good Reason, in either case outside the Change in Control Period, then Mr. Morris would be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of Carisma and compliance with all post-employment obligations under law or any restrictive covenant agreement with Carisma, (a) 12 months of base salary payable over a period of 12 months following such termination, (b) a lump sum payment equal to 100.0% of his target bonus for the year of termination, pro-rated based on the number of days he was employed during the calendar year in which his termination occurs, and (c) COBRA health continuation for up to 12 months. The Morris Employment Agreement contained a Section 280G limited cutback, in which Mr. Morris was entitled to receive the greater of (a) the best net after-tax amount of any payments that are subject to the excise tax imposed by Section 4999 of the Code, calculated in a manner consistent with Section 280G of the Code, and (b) the amount of parachute payments he would be entitled to receive if they were reduced to an amount equal to one dollar less than the amount at which Mr. Morris becomes subject to excise tax imposed by Section 4999 of the Code.

On December 7, 2024, as part of the reduction in workforce, Carisma notified Mr. Morris that his employment with Carisma would terminate without Cause effective December 31, 2024. Under the Morris Employment Agreement and based on his termination without Cause, Mr. Morris received, subject to his execution and non-revocation of a release of claims in favor of Carisma and compliance with all post-employment obligations under law or any restrictive covenant agreement with Carisma, (1) 12 months of base salary, which Carisma paid in a lump sum rather than over time, (2) a lump sum payment equal to 100.0% of his target bonus for the year of termination based on his departure date of December 31, 2024, and (3) COBRA health continuation for up to 12 months. In addition, Carisma’s board of directors approved the acceleration of the first 50.0% installment of the special retention option to purchase 85,000 shares of Carisma’s common stock granted to Mr. Morris with an effective grant date of June 17, 2024, which would have vested in June 2025.

Agreement with Michael Klichinsky

Carisma entered into an employment agreement with Dr. Klichinsky (the “Klichinsky Employment Agreement”), effective as of March 7, 2023, pursuant to which Dr. Klichinsky serves as Carisma’s Chief Scientific Officer. The Klichinsky Employment Agreement provides for Dr. Klichinsky’s at-will employment and an annual base salary of $420,000, an annual bonus with a target amount equal to 40.0% of his base salary, as well as his ability to participate in Carisma’s employee benefit plans generally on the same basis as other similarly-situated employees. In November 2023, Carisma’s compensation committee approved an increase in Dr. Klichinsky’s annual salary, from $420,000 to $463,000, effective January 1, 2024. In December 2024, Carisma’s compensation committee approved an increase in Dr. Klichinsky’s annual salary, from $463,000 to $494,000, effective January 1, 2025.

The Klichinsky Employment Agreement also provides that if his employment is terminated either (i) by Carisma without Cause or (ii) by him with Good Reason (each as defined in the Klichinsky Employment Agreement), in either case within the Change in Control Period, then Dr. Klichinsky will be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of Carisma and compliance with all post-employment obligations under law or any restrictive covenant agreement with Carisma, (a) a lump sum payment of (x) 12 months of base salary and (y) an amount equal to 100.0% of his target bonus for the year of termination (or, if higher, his target bonus immediately prior to the Change in Control), (b) a lump sum payment equal to 100.0% of his target bonus for the year of termination (or, if higher, based on the target bonus immediately prior to the Change in Control) pro-rated based on the number of days he was employed during the calendar year in which his termination occurs, (c) COBRA health continuation for up to 12 months and (d) 100.0% acceleration of all outstanding and unvested stock-based awards subject to time-based vesting.

The Klichinsky Employment Agreement also provides that if his employment is terminated either (i) by Carisma without Cause or (ii) by him with Good Reason, in either case outside the Change in Control Period, then Dr. Klichinsky will be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of Carisma and compliance with all post-employment obligations under law or any restrictive covenant agreement with Carisma, (a) 12 months of base salary payable over a period of 12 months following such termination, (b) a lump sum payment equal to 100.0% of his target bonus for the year of termination, pro-rated based on the number of days he was employed during the calendar year in which his termination occurs, and (c) COBRA health continuation for up to 12 months. The Klichinsky Employment Agreement contains a Section 280G limited cutback, in which Dr. Klichinsky is entitled to receive the greater of (a) the best net after-tax amount of any payments that are subject to the excise tax imposed by Section 4999 of the Code, calculated in a manner consistent with Section 280G of the Code, and (b) the amount of parachute payments he would be entitled to receive if they were reduced to an amount equal to $1.00 less than the amount at which Dr. Klichinsky becomes subject to excise tax imposed by Section 4999 of the Code.

Employee Invention, Non-Disclosure, Non-Competition and Non-Solicitation Agreements

Each of Carisma’s executive officers has entered into standard forms of agreements with respect to proprietary and confidential information, developments, non-competition, and non-solicitation. Under these agreements, each Carisma executive officer agreed to protect Carisma’s confidential and proprietary information during and after the executive officer’s employment with Carisma, not to compete with Carisma during his or her employment and for a period generally lasting for one year after the termination of his or her employment, and not to solicit Carisma’s employees, consultants, clients or customers during his or her employment and for a period generally lasting for one year after the termination of his or her employment. In addition, under these agreements, each Carisma executive officer agreed that Carisma owns all developments and inventions that are developed by such executive officer within the scope of and during the period of his or her employment with Carisma that are related to Carisma’s business or research and development conducted or planned to be conducted by Carisma at the time such development is created. Each Carisma executive officer also agreed to provide Carisma with a non-exclusive, royalty-free, perpetual license to use any prior inventions that such executive officer incorporates into inventions assigned to Carisma under these agreements.

Pay Versus Performance

The following tables and related disclosures provide information about (i) the “total compensation” of Carisma’s principal executive officer as of December 31, 2024, (the “PEO”) and the other Carisma and Former Sesen Bio named executive officers (the “Other NEOs”), as presented in the “Executive Compensation — Summary Compensation Table” section of this proxy statement/prospectus (the “SCT Amounts”), (ii) the “compensation actually paid” to the PEO and the Other NEOs, as calculated pursuant to the SEC’s pay-versus-performance rules (the “CAP Amounts”), (iii) certain financial performance measures, and (iv) the relationship of the CAP Amounts to those financial performance measures.

This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act and does not necessarily reflect value actually realized by the executives or how Carisma’s compensation committee evaluated compensation decisions in light of company or individual performance. For discussion of how Carisma’s executive compensation program embodied a pay-for-performance philosophy that supported its business strategy and aligned the interests of Carisma’s executives with

Carisma’s stockholders, and how Carisma’s Compensation Committee continues to do so, please review the “Carisma Executive Compensation” section of this proxy statement/prospectus.

Year (a)	Summary Compensation Table Total for First PEO (b)(1)	Summary Compensation Table Total for Second PEO (c)(1)	Compensation Actually Paid to First PEO (d)(1)(2)	Compensation Actually Paid to Second PEO (e)(1)(2)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (f)(1)(2)	Average Compensation Actually Paid to Non-PEO Named Executive Officers (g)(1)(2)(3)	Value of Initial Fixed $100 Investment Based on Total Shareholder Return (h)(4)	Net Income (Loss) (in millions) (i)
2024	—	1,720,050	—	(16,464)	1,229,703	517,462	$6.04	$(60.48)
2023	3,132,710	3,504,425	2,732,750	2,060,686	1,434,814	1,038,297	$42.28	$(86.88)
2022	1,394,282	—	1,091,226	—	789,060	791,728	$74.79	$(19.88)
(1)	The PEO was Thomas R. Cannell, D.V.M., former President and Chief Executive of Sesen Bio for all of 2022. Dr. Cannell served as the PEO in 2023 as well, until March 8, 2023, at which point Steven Kelly became PEO.
(2)	The following table describes the adjustments, each of which is required by SEC rules, to calculate the CAP Amounts from the SCT Amounts of the PEO (column (b)) and the Other NEOs (column (f)). The SCT Amounts and the CAP Amounts do not reflect the actual amount of compensation earned by or paid to named executive officers during the applicable years, but rather are amounts determined in accordance with Item 402 of Regulation S-K under the Exchange Act.

	2024		2023			2022
Adjustments	Second PEO	Other NEOs*	Second PEO	First PEO	Other NEOs*	PEO	Other NEOs*
SCT Amounts	1,720,050	1,229,703	3,504,425	3,132,710	1,434,814	1,394,282	789,060
Adjustments for stock and option awards**
Aggregate value for stock awards and option awards included in SCT for the covered fiscal year	(855,300)	(328,303)	(2,717,517)	—	(538,974)	(813,719)	(394,154)
Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end	139,774	32,125	1,327,508	—	263,289	739,689	358,294
Year-over-year change in fair value at covered fiscal year end of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year end	(773,891)	(153,330)	(44,958)	—	(13,204)	(300,005)	30,460
Vesting date fair value of awards granted and vested during the covered fiscal year	102,336	45,476	—	—	—	—	—
Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	(349,433)	(139,200)	(8,772)	(399,961)	(107,628)	70,979	8,067
Fair value at end of prior fiscal year of awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year	—	(169,010)	—	—	—	—	—
Dividends or other earnings paid on stock or option awards in the covered fiscal year prior to vesting if not otherwise included in the total compensation for the covered fiscal year	—	—	—	—	—	—	—
CAP Amounts (as calculated)	(16,464)	517,462	2,060,686	2,732,750	1,038,297	1,091,226	791,728
*

Amounts presented are averages for the entire group of the Other NEOs in each respective year. The Other NEOs were Monica Forbes for 2022-2023 in the table, Mark Sullivan for 2022 and 2023, and Richard Morris and Michael Klichinsky for 2023 and 2024.

**

The valuation assumptions for stock option awards included in Compensation Actually Paid are: (i) the expected life of each stock option, which is determined using the “simplified method” and which takes into account the average of the remaining vesting period and remaining term as of the vest or fiscal year end date; (ii) the exercise price and the asset price, which are based on the closing price of Carisma’s common stock traded on Nasdaq on the vest and fiscal year end date, respectively; (iii) the risk-free rate, which is based on the Treasury Constant Maturity rate closest to the remaining expected life as of the vest or fiscal year end date; (iv) historical volatility, which is based on the daily price history for Carisma’s common stock for each expected life period prior to each vest or fiscal year end date; and (v) the annual dividend yield, which for Carisma was zero as Carisma does not pay dividends.

(3)

Amounts presented are averages for the entire group of the Other NEOs in each respective year. The Other NEOs were Monica Forbes for 2022-2023 in the table, Mark Sullivan for 2022 and 2023, and Richard Morris and Michael Klichinsky for 2023 and 2024.

(4)

Assumes $100 was invested for the period starting December 31, 2021, through the end of the listed year in Carisma’s common stock. Historical stock performance is not necessarily indicative of future stock performance.

Relationship Between CAP Amounts and Performance Measures

The following charts show graphically the relationships over the past three years of the CAP Amounts for the PEO and the Other NEOs as compared to Carisma’s (i) cumulative total shareholder return and (ii) net income (loss).

Carisma’s Existing Stock Option and Other Compensation Plans

2014 Plan

The 2014 Plan was adopted by Carisma’s board of directors on January 17, 2023, approved by Carisma’s stockholders on March 2, 2023, and amended and restated to reflect Carisma’s name change and the reverse stock split approved by Carisma’s stockholders on March 7, 2023. The material terms of the 2014 Plan are summarized below.

Types of Awards; Shares Available for Awards; Share Counting Rules

The 2014 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, nonstatutory stock options, stock appreciation rights (“SARs”), restricted stock, RSUs, and other stock-based awards (collectively, the “awards”). Subject to adjustment in the event of stock splits, stock dividends and other similar events, awards may be made under the 2014 Plan for up to the sum of:

●	6,852,232 shares of Carisma’s common stock; plus
●	the number of shares of Carisma’s common stock as is equal to the sum of (x) the number of shares of Carisma’s common stock reserved for issuance under the prior plan that remained available for grant under the prior plan immediately prior to Carisma’s initial public offering and (y) the number of shares of Carisma’s common stock subject to outstanding awards, which outstanding awards expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by Carisma at their original issuance price pursuant to a contractual repurchase right; plus
●	an annual increase, to be added on the first day of each fiscal year during the term of the 2014 Plan, beginning with the fiscal year ended December 31, 2024, equal to the lesser of (i) four percent of the number of shares of Carisma’s common stock outstanding on the first day of such fiscal year and (ii) the number of shares of Carisma’s common stock determined by Carisma’s board of directors.

Up to 20,556,696 of the shares of Carisma’s common stock available for issuance under the 2014 Plan may be issued as incentive stock options under the 2014 Plan, subject to adjustment under the terms of the 2014 Plan. Shares of Carisma’s common stock issued under the 2014 Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

For purposes of counting the number of shares available for the grant of awards under the 2014 Plan, all shares of Carisma’s common stock covered by SARs will be counted against the number of shares available for the grant of awards. However, SARs that may be settled only in cash will not be so counted. In addition, if Carisma grants a SAR in tandem with an option for the same number of shares of Carisma’s common stock and which provides that only one such award may be exercised (“tandem SAR”), only the shares covered by the option, and not the shares covered by the tandem SAR, will be so counted, and the expiration of one in connection with the other’s exercise will not restore shares to the 2014 Plan.

Shares covered by awards under the 2014 Plan that expire or are terminated, surrendered, or cancelled without having been fully exercised or are forfeited in whole or in part (including as the result of shares subject to such award being repurchased by Carisma at the original issuance price pursuant to a contractual repurchase right) or that result in any shares not being issued (including as a result of a SAR that was settleable either in cash or in stock actually being settled in cash) will again be available for the grant of awards under the 2014 Plan (subject, in the case of incentive stock options, to any limitations under the Code). In the case of the exercise of a SAR, the number of shares counted against the shares available for the grant of awards under the 2014 Plan will be the full number of shares subject to the SAR multiplied by the percentage of the SAR actually exercised, regardless of the number of shares actually used to settle the SAR upon exercise, and the shares covered by a tandem SAR will not again become available for grant upon the expiration or termination of the tandem SAR.

Shares of Carisma’s common stock that are delivered (by actual delivery, attestation, or net exercise) to Carisma by a participant to purchase shares of Carisma’s common stock upon exercise of an award or to satisfy tax withholding obligations (including shares retained from the award creating the tax obligation) will be added back to the number of shares available for the future grant of awards under the 2014 Plan.

In connection with a merger or consolidation of an entity with Carisma or Carisma’s acquisition of property or stock of an entity, Carisma’s board of directors may grant awards under the 2014 Plan in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof on such terms as Carisma’s board of directors determines appropriate in the circumstances, notwithstanding any limitation on awards contained in the 2014 Plan. No such substitute awards shall count against the overall share limit, except as required by reason of Section 422 and related provisions of the Code.

Descriptions of Awards Options. A participant who is awarded an option receives the right to purchase a specified number of shares of Carisma’s common stock at a specified exercise price and subject to the other terms and conditions that are specified in connection with the award agreement. An option that is not intended to be an “incentive stock option” is a “nonstatutory stock option.” Options may not be granted at an exercise price that is less than 100.0% of the fair market value of Carisma’s common stock on the date of grant. If Carisma’s board of directors approves the grant of an option with an exercise price to be determined on a future date, the exercise price may not be less than 100.0% of the fair market value of Carisma’s common stock on that future date. Under present law, incentive stock options may not be granted at an exercise price less than 110.0% of the fair market value in the case of stock options granted to participants who hold more than 10.0% of the total combined voting power of all classes of Carisma’s stock or any of Carisma’s subsidiaries. Under the terms of the 2014 Plan, options may not be granted for a term in excess of 10 years (and, under present law, five years in the case of incentive stock options granted to participants who hold greater than 10.0% of the total combined voting power of all classes of Carisma’s stock or any of Carisma’s subsidiaries).

The 2014 Plan permits participants to pay the exercise price of options using one or more of the following manners of payment: (i) payment by cash or by check, (ii) except as may otherwise be provided in the applicable award agreement or approved by Carisma’s board of directors, in connection with a “cashless exercise” through a broker, (iii) to the extent provided in the applicable award agreement or approved by Carisma’s board of directors, and subject to certain conditions, by delivery to Carisma (either by actual delivery or attestation) of shares of Carisma’s common stock owned by the participant valued at their fair market value, (iv) to the extent provided in an applicable nonstatutory stock option award agreement or approved by Carisma’s board of directors, by delivery of a notice of “net exercise” as a result of which Carisma will retain a number of shares of Carisma’s common stock otherwise issuable pursuant to the stock option equal to the aggregate exercise price for the portion of the option being exercised divided by the fair market value of Carisma’s common stock on the date of exercise, (v) to the extent permitted by applicable law and provided for in the applicable award agreement or approved by Carisma’s board of directors, by any other lawful means as Carisma’s board of directors may determine, or (vi) by any combination of these forms of payment.

Stock Appreciation Rights. A participant who is awarded a SAR receives, upon exercise, a number of shares of Carisma’s common stock, or cash (or a combination of shares of Carisma’s common stock and cash) determined by reference to appreciation, from and after the date of grant, in the fair market value of a share of Carisma’s common stock over the measurement price. The 2014 Plan provides that the measurement price of a SAR may not be less than 100.0% of the fair market value of Carisma’s common stock on the date the SAR is granted (provided, however, that if Carisma’s board of directors approves the grant of a SAR effective as of a future date, the measurement price will not be less than 100.0% of the fair market value on such future date) and that SARs may not be granted with a term in excess of 10 years.

Limitation on Repricing of Options or SARs. With respect to options and SARs, unless such action is approved by Carisma’s stockholders or otherwise permitted under the terms of the 2014 Plan in connection with certain changes in capitalization and reorganization events, Carisma may not (1) amend any outstanding option or SAR granted under the 2014 Plan to provide an exercise price or measurement price per share that is lower than the then-current exercise price or measurement price per share of such outstanding option or SAR, (2) cancel any outstanding option or SAR (whether or not granted under the 2014 Plan) and grant in substitution for such awards new awards under the 2014 Plan (other than certain substitute awards issued in connection with a merger or consolidation of an entity with Carisma or an acquisition by Carisma, described above) covering the same or a different number of shares of Carisma’s common stock and having an exercise price or measurement price per share lower than the then-current exercise price or measurement price per share of the canceled option or SAR, (3) cancel in exchange for a cash payment any outstanding option or SAR with an exercise price or measurement price per share above the then-current fair market value of Carisma’s common stock, or (4) take any other action under the 2014 Plan that constitutes a “repricing” within the meaning of the rules of Nasdaq.

Restricted Stock Awards. A participant who is granted an award of restricted stock is entitled to acquire shares of Carisma’s common stock, subject to Carisma’s right to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) in the event that the conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period established for such award. Unless otherwise provided in the applicable award agreement, any dividends (whether paid in cash, stock or property) declared and paid by Carisma with respect to shares of restricted stock will be paid to the participant only if and when such shares become free from the restrictions on transferability and forfeitability that apply to such shares.

Restricted Stock Unit Awards. A participant who is granted a RSU award is entitled to receive shares of Carisma’s common stock, or cash equal to the fair market value of such shares or a combination of cash and shares, to be delivered at the time such award vests or on a deferred basis pursuant to the terms and conditions established by Carisma’s board of directors. Carisma’s board of directors may provide that settlement of RSUs will be deferred, on a mandatory basis or at the election of the participant, in a manner that complies with Section 409A of the Code. A participant has no voting rights with respect to any RSU. A RSU award agreement may provide the applicable participant with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Carisma’s common stock. Any such dividend equivalents may be settled in cash and/or shares of Carisma’s common stock and may be subject to the same restrictions on transfer and forfeitability as the RSUs with respect to which such dividend equivalents are awarded, in each case to the extent provided in the applicable award agreement.

Other Stock-Based Awards. Under the 2014 Plan, Carisma’s board of directors may grant other awards of shares of Carisma’s common stock, and other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Carisma’s common stock or other property, having such terms and conditions as Carisma’s board of directors may determine. Carisma refers to these types of awards as other stock-based awards. Other stock-based awards may be available as a form of payment in settlement of other awards granted under the 2014 Plan or as payment in lieu of compensation to which a participant is otherwise entitled. Other stock-based awards may be paid in shares of Carisma’s common stock or in cash, as Carisma’s board of directors may determine.

Eligibility to Receive Awards

All of Carisma’s employees, officers, directors, consultants or advisors are eligible to participate in the 2014 Plan.

Transferability of Awards

Awards may not be sold, assigned, transferred, pledged or otherwise encumbered by a participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. During the life of the participant, awards are exercisable only by the participant. However, Carisma’s board of directors may permit or provide in an award for the gratuitous transfer of the award by the participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the participant and/or an immediate family member thereof if Carisma would be eligible to use a Form S-8 under the Securities Act, for the registration of the sale of Carisma’s common stock subject to such award to the proposed transferee. Further, Carisma is not required to recognize any such permitted transfer until such time as the permitted transferee has, as a condition to the transfer, delivered to Carisma a written instrument in form and substance satisfactory to Carisma confirming that such transferee will be bound by all of the terms and conditions of the award. None of the restrictions described in this paragraph prohibit a transfer from the participant to Carisma.

No Rights as a Stockholder

Subject to the provisions of the applicable award, no participant or designated beneficiary will have any rights as a stockholder with respect to any shares of Carisma’s common stock to be distributed with respect to an award granted under the 2014 Plan until becoming a record holder of such shares of Carisma’s common stock.

Term

The 2014 Plan will terminate automatically on March 6, 2033 (but any awards previously granted under the 2014 Plan may extend beyond such date) unless it is earlier terminated by Carisma’s board of directors. If the 2025 Stock Option and Incentive Plan is approved by stockholders at the Carisma Special Meeting and the Merger is consummated, no further awards will be issued under the 2014 Plan. For a detailed description of the terms of the 2025 Stock Option and Incentive Plan, see “Proposal No. 2 — Stock Plan Proposal.”

2017 Plan

The Legacy Carisma board of directors adopted, and the Legacy Carisma stockholders approved, the 2017 Plan in September 2017. The 2017 Plan was amended on June 22, 2018, December 21, 2020, November 9, 2021 and April 7, 2022 to increase the number of shares of Legacy Carisma’s common stock available for issuance under the 2017 Plan. At the effective time of the Sesen Bio Merger, Carisma assumed the 2017 Plan and each Legacy Carisma option in accordance with the terms of the 2017 Plan and the applicable stock option agreements evidencing by which such Legacy Carisma options. The material terms of the 2017 Plan are summarized below.

The 2017 Plan provided for the grant of incentive stock options, nonstatutory stock options, SARs, restricted stock, RSUs and other stock-based awards. Legacy Carisma’s employees, officers, directors, as well as its consultants and advisors, were eligible to receive awards under the 2017 Plan. Incentive stock options, however, were only granted to Legacy Carisma employees. As of the closing of the Sesen Bio Merger, no further awards will be granted pursuant to the 2017 Plan.

2017 Plan Administration

Pursuant to the terms of the 2017 Plan, Carisma’s board of directors (or a committee delegated by Carisma’s board of directors) administers the 2017 Plan.

Transferability of Awards

The 2017 Plan prohibits awards from being sold, assigned, transferred, pledged, hypothecated or otherwise encumbered by the person to whom such awards are granted, either voluntarily or by operation of law, and, during the life of a participant in the 2017 Plan, awards are exercisable only by the participant, except that certain awards may be transferred to family members through gifts or domestic relations orders or to an executor or guardian upon the death or disability of the participant. Carisma is not required to recognize any such permitted transfer until such time as a permitted transferee delivers to Carisma a written instrument, as a condition to such transfer, in form and substance satisfactory to Carisma confirming that such transferee shall be bound by all of the terms and conditions of the applicable award.

Effect of Certain Changes in Capitalization

Upon the occurrence of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Carisma’s common stock other than an ordinary cash dividend, under the terms of the 2017 Plan, Carisma is required to equitably adjust (or make substitute awards, if applicable), in the manner determined by Carisma’s board of directors:

●	the number and class of securities available under the 2017 Plan;
●	the number and class of securities and exercise price per share of each outstanding option;
●	the share and per-share provisions and the measurement price of each outstanding SARs;
●	the number of shares subject to and the repurchase price per share subject to each outstanding award of restricted stock; and
●	the share and per-share related provisions and the purchase price, if any, of each outstanding RSU award and each outstanding other stock-based award.

Effect of Certain Corporate Transactions

Upon the occurrence of a merger or other reorganization event (as defined in the 2017 Plan), Carisma’s board of directors may, on such terms as Carisma’s board of directors determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and Carisma), take any one or more of the following actions pursuant to the 2017 Plan as to all or any (or any portion of) outstanding awards, other than awards of restricted stock:

●	provide that outstanding awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);
●	upon written notice to a participant, provide that all of the participant’s unexercised and/or unvested awards will terminate immediately prior to the consummation of the reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of the notice;
●	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon such reorganization event;
●	in the event of a reorganization event pursuant to which holders of shares of Carisma’s common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to participants with respect to each award held by a participant equal to (1) the number of shares of Carisma’s common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, (A) of the cash payment for each share of Carisma’s common stock surrendered in the reorganization event, over (B) the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award; and/or
●	provide that, in connection with Carisma’s liquidation or dissolution, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings).

Carisma’s board of directors is not obligated under the 2017 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

Upon the occurrence of a reorganization event other than Carisma’s liquidation or dissolution, Carisma’s repurchase and other rights with respect to outstanding awards of restricted stock will continue for the benefit of the succeeding company and will, unless the Carisma board of directors determines otherwise, apply to the cash, securities, or other property which the Carisma’s common stock was converted into or exchanged for pursuant to the reorganization event in the same manner and to the same extent as they applied to the shares of Carisma’s common stock subject to the restricted stock award. However, Carisma’s board of directors may provide for the termination or deemed satisfaction of such repurchase or other rights under the restricted stock award agreement or in any other agreement between a participant and Carisma, either initially or by amendment, or provide for forfeiture of such restricted stock if issued at no cost. Upon Carisma’s liquidation or dissolution, except to the extent specifically provided to the contrary in the restricted stock award agreement or any other agreement between the participant and Carisma, all restrictions and conditions on all restricted stock awards then outstanding will automatically be deemed terminated or satisfied.

Notwithstanding the provisions of the 2017 Plan described above related to reorganization events, except to the extent specifically provided to the contrary in the applicable award agreement or in any other agreement between a participant and Carisma:

●	each stock option granted under the 2017 Plan will be immediately exercisable in full if, on or prior to the first anniversary of the date of the consummation of the change in control event (as defined in the 2017 Plan), the participant’s employment with Carisma or the acquiring or succeeding corporation is terminated for good reason (as defined in the 2017 Plan) by the participant or is terminated without cause (as defined in the 2017 Plan) by Carisma or the acquiring or succeeding corporation; and
●	each award of restricted stock or RSUs will immediately become free from all conditions or restrictions if, on or prior to the first anniversary of the date of the consummation of the change in control event, the participant’s employment with Carisma or the acquiring or succeeding corporation is terminated for good reason by the participant or is terminated without cause by Carisma or the acquiring or succeeding corporation.

Carisma’s board of directors may specify in an award agreement at the time of the grant the effect of a change in control event on any SAR or other stock-based award.

Acceleration

At any time, Carisma’s board of directors may provide that any award under the 2017 Plan will become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

Amendment of Plan and Awards

Carisma’s board of directors may amend, suspend, or terminate the 2017 Plan or any portion thereof at any time, however if approval of Carisma’s stockholders as to any modification or amendment is required under the Code, with respect to incentive stock options, Carisma’s board of directors may not effect such modification or amendment without such approval. Carisma’s board of directors may amend, modify or terminate any outstanding award, however the participant’s consent to such action is required unless Carisma’s board of directors determines that the action, taking into account any related action, does not materially and adversely affect the participant’s rights under the 2017 Plan or the change is otherwise permitted by the 2017 Plan. Furthermore, Carisma’s board of directors may amend any outstanding award granted under the 2017 Plan to provide an exercise price per share that is lower than the then-current exercise price per share of such award or, without stockholder approval, cancel any outstanding award and grant in substitution therefor new awards under the 2017 Plan covering the same or a different number of shares of Carisma’s common stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled award.

Termination

The 2017 Plan terminates on or after the date that is 10 years following the earlier of (i) the date on which the 2017 Plan was adopted by Carisma’s board of directors or (ii) the date the 2017 Plan was approved by the Carisma stockholders, but all awards previously granted may extend beyond such date. Carisma does not expect to grant any new awards under the 2017 Plan.

401(k) Plan

Carisma maintains a defined contribution employee retirement plan for Carisma employees, including Carisma’s executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions and Carisma’s discretionary match. Employee contributions are held and invested by the plan’s trustee as directed by participants. The 401(k) plan provides Carisma with the discretion to match employee contributions. Effective May 1, 2022, Carisma implemented a matching policy under which Carisma matches 100.0% of an employee’s contributions to the 401(k) plan, up to a maximum of five percent of the employee’s base salary and bonus paid during the year.

Policies and Practices Related to the Grant of Equity Awards

Carisma grants stock options to Carisma employees and directors on an annual basis. Carisma may also grant stock options to individuals upon hire or promotion or for retention purposes. Carisma currently does not grant SARs or similar option-like instruments. During the last fiscal year, neither Carisma’s board of directors nor the compensation committee took material nonpublic information into account when determining the timing or terms of stock options, nor did Carisma time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Summary of Dodd-Frank Compensation Recovery Policy or “Clawback” Policy

Carisma adopted the Dodd-Frank Compensation Recovery Policy (the “Clawback Policy”), effective October 2, 2023. The Clawback Policy complies with Nasdaq and SEC rules and regulations and generally provides for the recovery of erroneously awarded compensation (as defined in the Clawback Policy) received by current and former Carisma executive officers (as defined in Rule 16a-1(f) under the Exchange Act) in the event of a required accounting restatement.

CARISMA DIRECTOR COMPENSATION

The following information and all other information contained in this proxy statement/prospectus does not give effect to the contemplated reverse stock split.

Director Compensation Processes

Carisma’s director compensation program is administered by Carisma’s board of directors based on recommendations by Carisma’s compensation committee. Carisma’s compensation committee periodically reviews Carisma’s director compensation program and makes recommendations to Carisma’s board of directors with respect thereto.

In designing Carisma’s director compensation program, Carisma’s compensation committee considers compensation data from comparable publicly traded companies in the biotechnology and the biopharmaceutical industry (based on, among other things, industry market capitalization, headcount and location) provided by Carisma’s independent compensation consultant, Pearl Meyer.

During 2024, Carisma’s compensation committee retained Pearl Meyer to advise the compensation committee on Carisma’s director compensation program, which includes board and committee fee retainers and equity awards. The compensation committee established a peer group. The compensation consultants made recommendations with respect to the amount and form of director compensation. Although Carisma’s compensation committee considers the advice and guidance of the compensation consultants as to Carisma’s director compensation program, Carisma’s compensation committee ultimately makes its own decisions about these matters. In the future, Carisma expects that its compensation committee will continue to engage independent compensation consultants to provide additional guidance on Carisma’s director compensation programs and to conduct further competitive benchmarking against a peer group of publicly traded companies.

Director Compensation Table

The following table sets forth the total compensation paid by Carisma to each person who served as a non-employee member of Carisma’s board of directors during the year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
Sohanya Cheng	$7,917	$31,375	$—	$39,292
Regina Hodits, Ph.D. (4)	$—	$—	$—	$—
John Hohneker, M.D.	$38,750	$85,527	$—	$124,277
Briggs Morrison, M.D.	$57,000	$19,227	$—	$76,227
Björn Odlander, M.D., Ph.D. (5)	$—	$—	$—	$—
David Scadden, M.D.	$25,000	$53,975	$—	$78,975
Marella Thorell	$27,500	$53,975	$—	$81,475
Michael Torok (6)	$39,583	$19,227	$—	$58,810
Chidozie Ugwumba (7)	$13,750	$—	$—	$13,750
Sanford Zweifach	$124,000	$19,227	$—	$143,227
(1)	Amounts represent cash compensation for services rendered as a director during 2024.
(2)	The amounts reported in the “Option Awards” column reflect the grant date fair value of options awarded during the year computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 10 to Carisma’s audited financial statements included in this proxy statement/prospectus. These amounts reflect the accounting cost for these stock options and do not reflect the actual economic value that may be realized by non-employee directors upon the vesting of the stock options, the exercise of the stock options or the sale of Carisma’s common stock underlying such stock options. On the date of the first board meeting held following Carisma’s 2024 annual meeting of stockholders, 19,350 stock options were granted to each Carisma director in office on June 26, 2024, fully vesting on the one-year anniversary of the grant date, subject to continued service through the applicable vesting date. In connection with their initial appointments to Carisma’s board of directors during 2024, Ms. Cheng, Dr. Hohneker, Dr. Scadden and Ms. Thorell were each granted 38,700 stock options.

(3)	The following table shows the number of outstanding stock options held by Carisma’s directors as of December 31, 2024:

Name	Stock Options Outstanding (#)
Sohanya Cheng	38,700
John Hohneker, M.D.	58,050
Briggs Morrison, M.D.	155,549
David Scadden, M.D.	38,700
Marella Thorell	38,700
Sanford Zweifach	242,671
(4)	Dr. Hodits resigned from Carisma’s board of directors effective June 30, 2024.
(5)	Dr. Odlander resigned from Carisma’s board of directors effective June 30, 2024.
(6)	Mr. Torok resigned from Carisma’s board of directors effective October 31, 2024.
(7)	Mr. Ugwumba resigned from Carisma’s board of directors effective April 1, 2024.

Steven Kelly, Carisma’s President and Chief Executive Officer, received no compensation for his service as a director, and, consequently, is not included in the above table. The compensation received by Mr. Kelly during the year ended December 31, 2024 is presented in “Carisma Executive Compensation — Summary Compensation Table” above.

Director Compensation and Narrative Disclosure

In April 2023, following the closing of the Sesen Bio Merger, Carisma adopted a director compensation policy. Under Carisma’s director compensation policy, Carisma pays its non-employee directors a cash retainer for service on Carisma’s board of directors and for service on each committee on which the director is a member, and the chair of Carisma’s board of directors and of each committee receive additional retainers for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment is prorated for any portion of such quarter that the director is not serving on Carisma’s board of directors or on such committee. The fees paid to non-employee directors for service on Carisma’s board of directors and for service on each committee of Carisma’s board of directors on which the director is a member are as follows:

Name	Member Annual Fee	Chair Incremental Annual Fee
Board of Directors	$40,000	$67,500
Audit Committee	$7,500	$7,500
Compensation Committee	$5,000	$5,000
Nominating and Corporate Governance Committee	$4,000	$4,000
Science Committee	$5,000	$5,000

Carisma’s director compensation policy provides that Carisma will reimburse Carisma’s non-employee directors for reasonable out-of-pocket business expenses incurred in connection with attending meetings of Carisma’s board of directors and any committee of Carisma’s board of directors on which they serve. Non-employee directors will also be reimbursed for reasonable out of-of-pocket business expenses authorized by Carisma’s board of directors or a committee of Carisma’s board of directors that are incurred in connection with attendance at various conferences or meetings with Carisma’s management.

In addition, each non-employee director of Carisma has received, upon his or her initial election or appointment to Carisma’s board of directors, an option to purchase 38,700 shares of Carisma’s common stock under the 2014 Plan (the “Initial Option”). Each of these Initial Options will vest as to 2.7778% of the shares of Carisma’s common stock underlying such option at the end of each successive one-month period following the date of grant until the third anniversary of the date of grant, subject to the non-employee director’s continued service as a director. Further, on the date of the first board meeting held after each annual meeting of stockholders, each non-employee director received an option to purchase 19,350 shares of Carisma’s common stock under the 2014 Plan (the “Annual Option”). Each of these Annual Options will vest with respect to all of the shares underlying such option on the first anniversary of the grant date or, if earlier, immediately prior to the first annual meeting of stockholders occurring after the grant date, subject to the non-employee director’s continued service as a director. All options issued to Carisma’s non-employee directors under Carisma’s director compensation policy will be issued at exercise prices equal to the fair market value of Carisma’s common stock on the date of grant and will become exercisable in full upon specified change in control events.

Effective January 1, 2025, Carisma’s board of directors approved the following modifications to Carisma’s director compensation policy: (i) the Initial Option award was increased to 60,000 shares of Carisma’s common stock and (ii) the Annual Option award was increased to 30,000 shares of Carisma’s common stock.

CARISMA EQUITY COMPENSATION PLAN INFORMATION

The following information and all other information contained in this proxy statement/prospectus does not give effect to the contemplated reverse stock split.

The following table provides information about the securities authorized for issuance under Carisma’s equity compensation plans as of December 31, 2024. As of December 31, 2024, Carisma had three equity compensation plans approved by security holders, which include the 2017 Plan, the 2014 Plan, and the Carisma Therapeutics Inc. 2014 Employee Stock Purchase Plan (“2014 ESPP”).

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by security holders	7,746,991	(1)	$2.81	5,020,720 (2)
Equity compensation plans not approved by security holders	—		$—	—
Total	7,746,991		$2.81	5,020,720
(1)	Consists of 7,746,991 shares to be issued upon exercise of outstanding stock options under the 2014 Plan and the 2017 Plan.
(2)	Consists of (i) 4,781,159 shares that remained available for future issuance under the 2014 Plan, which shares may be issued pursuant to stock options, SARs, restricted stock, RSUs and other stock-based awards and (ii) 239,561 shares that remained available for future issuance under the 2014 ESPP.

The 2014 Plan has an evergreen provision that allows for an annual increase in the number of shares available for issuance thereunder to be added on the first day of each fiscal year during the term of the plan beginning with the fiscal year ended December 31, 2024, in an amount equal to the lesser of (a) four percent of the total number of shares of Carisma’s common stock outstanding on the first day of the applicable fiscal year and (b) the number of shares Carisma’s common stock determined by Carisma’s board of directors. On January 1, 2025, 1,670,004 additional shares were reserved for issuance under the 2014 Plan pursuant to this evergreen provision.

ORTHOCELLIX EXECUTIVE COMPENSATION

Executive Compensation

Because OrthoCellix was formed on February 28, 2025, there were no named executive officers and it did not pay any compensation to any executive officers for the year ended December 31, 2024. OrthoCellix may reimburse its officers for any out of pocket expenses that they incur on OrthoCellix’s behalf. OrthoCellix has not yet entered into employment agreements with executive officers. If OrthoCellix does enter into employment agreements with executive officers, they will be assumed by the Combined Company.

Stock Option and Incentive Plan

Carisma plans to adopt, subject to stockholder approval, the 2025 Stock Option and Incentive Plan, which will become effective as of and contingent on the completion of the Merger. For a detailed description of these requirements and the terms of the 2025 Stock Option and Incentive Plan, see “Proposal No. 2— Stock Plan Proposal.” The Combined Company expects to grant to certain directors and executive officers equity awards in connection with or following the closing of the Merger.

ORTHOCELLIX DIRECTOR COMPENSATION

Non-Employee Director Compensation

We expect that the Combined Company’s board of directors will adopt a director compensation policy for its non-employee directors in connection with or following the Merger.

Because OrthoCellix was formed on February 28, 2025, it did not have any directors or pay any compensation to non-employee directors with respect to service on its board of directors, during the year ended December 31, 2024. OrthoCellix’s current directors are Shankar Musunuri and Michael Shine. OrthoCellix currently does not provide any compensation to its current directors.

Historical information concerning the compensation paid to or earned by directors of Carisma or Ocugen may not be directly relevant to or indicative of the compensation that any such directors will receive (as applicable) as directors of the Combined Company following the Merger, but is available in Carisma’s and Ocugen’s previous annual definitive proxy statements filed with the SEC. Disclosure of the compensation that Carisma’s non-employee directors received during the year ended December 31, 2024 is included in this proxy statement/prospectus under the heading “Carisma Director Compensation”.

Stock Option and Incentive Plan

Carisma plans to adopt, subject to stockholder approval, the 2025 Stock Option and Incentive Plan, which will become effective as of and contingent on the completion of the Merger. For a detailed description of these requirements and the terms of the 2025 Stock Option and Incentive Plan, see “Proposal No. 2 — Stock Plan Proposal.” The Combined Company expects to grant to certain directors and executive officers equity awards in connection with or following the closing of the Merger.

MATTERS BEING SUBMITTED TO A VOTE OF CARISMA’S STOCKHOLDERS

PROPOSAL NO. 1 — THE NASDAQ STOCK ISSUANCE PROPOSAL

General

At the Carisma Special Meeting, Carisma’s stockholders will be asked to approve, pursuant to Nasdaq Listing Rules 5635(a), 5635(b) and 5635(d), the issuance of shares of Carisma common stock to (i) the sole stockholder of OrthoCellix pursuant to the Merger Agreement, and (ii) investors in the anticipated Concurrent Financing in an amount up to $          million, pursuant to the terms of the subscription agreements, which will (a) represent more than 20.0% of the shares of Carisma common stock outstanding immediately prior to the Merger; and (b) result in the change of control of Carisma.

Immediately after the Merger and the anticipated Concurrent Financing, based on the Exchange Ratio, Carisma securityholders as of immediately prior to the Merger are expected to own approximately 10.0% of the outstanding shares of the Combined Company on a fully-diluted basis, and Ocugen, the sole stockholder of OrthoCellix, along with the other investors in the anticipated Concurrent Financing are expected to own approximately 90.0% of the outstanding shares of the Combined Company on a fully-diluted basis, subject to certain assumptions, including Carisma’s Net Cash as of the closing of the Merger being approximately $0 and the anticipated Concurrent Financing Amount of $25.0 million. Under certain circumstances, the ownership percentages may be adjusted upward or downward based on the level of Carisma’s Net Cash at the closing of the Merger and the actual Concurrent Financing Amount at the Effective Time.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Carisma common stock in the Merger are described in detail in the section of this proxy statement/ prospectus titled “The Merger Agreement.” A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Reasons for the Proposal

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20.0% of the number of shares of common stock then outstanding. The potential issuance of the shares of Carisma common stock in the Merger and in the anticipated Concurrent Financing exceeds the 20.0% threshold under the Nasdaq Listing Rules and is expected to represent approximately 90.0% of Carisma’s common stock on a fully diluted basis immediately following the Merger and the anticipated Concurrent Financing. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Carisma must obtain the approval of Carisma’s stockholders for the issuance of these shares of common stock in the Merger and in the anticipated Concurrent Financing.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20.0% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. It is expected that Nasdaq will determine that the Merger constitutes a “change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Carisma must obtain the approval of Carisma’s stockholders of the change of control resulting from the Merger.

Under Nasdaq Listing Rule 5635(d)(2), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of securities in connection with a transaction (or a series of related transactions) other than a public offering involving the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20.0% or more of the common stock or 20.0% or more of the voting power outstanding before the issuance at a price that is less than the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement (the “Nasdaq minimum price”). As described above, the potential issuance of the shares of Carisma common stock in the anticipated Concurrent Financing is expected to exceed the 20.0% threshold under the Nasdaq Listing Rules and the shares may be issued at less than the Nasdaq minimum price. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(d)(2), Carisma must obtain the approval of Carisma’s stockholders for the issuance of these shares of common stock in the anticipated Concurrent Financing. For more information regarding the anticipated Concurrent Financing, see the section titled “Agreements Related to the Merger — Anticipated Subscription Agreements and

Registration Rights Agreement” beginning on page 209 of this proxy statement/prospectus. A copy of the subscription agreement is attached as Annex I to this proxy statement/prospectus.

Required Vote

The Merger is conditioned upon the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected. The closing of the anticipated Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the Merger as well as certain other conditions. Therefore, the anticipated Concurrent Financing cannot be consummated without the approval of the Nasdaq Stock Issuance Proposal.

Certain Carisma’s executive officers and directors have agreed to vote any shares of Carisma common stock owned by them in favor of the Nasdaq Stock Issuance Proposal. Please see the section titled “Agreements Related to the Merger — Support Agreements and Lock-Up Agreement” beginning on page 204 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq Stock Issuance Proposal.

CARISMA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE NASDAQ STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 2 — THE STOCK PLAN PROPOSAL

Overview

Carisma is asking its stockholders to approve the OrthoCellix, Inc. 2025 Stock Option and Incentive Plan (the “2025 Stock Plan”). On      , 2025, Carisma’s board of directors adopted the 2025 Stock Plan, subject to the approval from Carisma’s stockholders. If approved, the 2025 Stock Plan will become effective as of the closing of the Merger. If the 2025 Stock Plan is approved by stockholders and the Merger is consummated, no further awards will be issued under the 2014 Plan.

Carisma’s board of directors believes that the Combined Company must offer a competitive equity incentive program if it is to successfully attract and retain the best possible candidates for positions of substantial responsibility within the Combined Company. Carisma’s board of directors expects that the 2025 Stock Plan will be an important factor in attracting, retaining and rewarding high caliber employees who are essential to the Combined Company’s success and providing incentives to these individuals to promote the success of the Combined Company.

Summary of the 2025 Stock Plan

The following is a summary description of the 2025 Stock Plan, as proposed to be adopted by Carisma in connection with the Merger. This summary is not a complete statement of the 2025 Stock Plan, is qualified in its entirety by reference to the complete text of the 2025 Stock Plan, a copy of which is attached hereto as Annex H to the proxy statement/prospectus, and does not give effect to the contemplated reverse stock split. Carisma’s stockholders should refer to the 2025 Stock Plan for more complete and detailed information about the terms and conditions of the 2025 Stock Plan.

The purpose of the 2025 Stock Plan is to provide a means whereby the Combined Company can align the long-term financial interests of its employees, consultants, advisors and directors with the financial interests of its stockholders. In addition, Carisma’s board of directors believes that the ability to grant options and other equity-based awards will help the Combined Company to attract, retain and motivate employees, consultants, and directors and encourages them to devote their best efforts to the Combined Company’s business and financial success.

Approval of the 2025 Stock Plan by Carisma’s stockholders is required, among other things, in order to: (i) comply with Nasdaq rules requiring stockholder approval of equity compensation plans and (ii) allow the grant of incentive stock options to participants in the 2025 Stock Plan.

If this Stock Plan Proposal is approved by Carisma’s stockholders, the 2025 Stock Plan will become effective as of the date of the closing of the Merger. Approval of the 2025 Stock Plan by Carisma’s stockholders will allow the Combined Company to grant stock options, RSU awards and other awards at levels determined appropriate by its board of directors or its compensation committee (the “Compensation Committee”) following the closing of the Merger. The 2025 Stock Plan will also allow the Combined Company to utilize a broad array of equity incentives and performance-based cash incentives in order to secure and retain the services of its employees, directors, advisors and consultants, and to provide long-term incentives that align the interests of its employees, directors, advisors and consultants with the interests of its stockholders following the closing of the Merger.

The Combined Company’s employee equity compensation program, as implemented under the 2025 Stock Plan, will allow the Combined Company to remain competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. Approval of the 2025 Stock Plan will provide the Combined Company with the flexibility it needs to use equity compensation and other incentive awards to attract, retain and motivate talented employees, directors, advisors and consultants who are important to the Combined Company’s long-term growth and success.

It is anticipated that the Carisma board of directors will approve the award of RSUs and stock options to certain executive officers and members of senior management of the Combined Company under the 2025 Stock Plan, subject to stockholder approval of the 2025 Stock Plan. These awards will be shown in the table entitled “New Plan Benefits” below.

Summary of Material Features of the 2025 Stock Plan

The material features of the 2025 Stock Plan include:

●	the maximum number of shares of common stock that may be issued under the 2025 Stock Plan is (i) new shares of common stock in an amount equal to 10% of the total number of shares of the Combined Company’s capital stock outstanding on the effective date of the 2025 Stock Plan, plus (ii) the number of shares of common stock subject to stock awards granted under the 2014 Plan and the 2017 Plan that are outstanding as of the effective date of the 2025 Stock Plan and that following the effective date of the 2025 Stock Plan (A) expire or otherwise terminate prior to exercise or settlement; (B) are not issued because the stock award or any portion thereof is settled in cash; (C) are forfeited or repurchased because of the failure to vest; or (D) are reacquired or withheld to satisfy a tax withholding obligation or the purchase or exercise price if any, as such shares becomes available from time to time (the “Initial Limit”), plus on January 1, 2026 and on each January 1 thereafter, the number of shares of common stock reserved and available for issuance under the 2025 Stock Plan shall be cumulatively increased by five percent of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the Compensation Committee (the “administrator”);
●	the award of stock options (both incentive and non-qualified options), SARs, restricted stock, RSUs, unrestricted stock awards, cash-based awards, and dividend equivalent rights is permitted;
●	the aggregate value of all awards awarded under the 2025 Stock Plan and all other cash compensation paid by us to any non-employee director for service as a non-employee director in any calendar year may not exceed $750,000, provided, however, that in the first calendar year in which an individual becomes a non-employee director, such aggregate value may not exceed $1,000,000;
●	the 2025 Stock Plan prohibits the direct or indirect repricing of stock options or stock appreciation rights without stockholder approval;
●	any material amendment to the 2025 Stock Plan is subject to approval by the Combined Company’s stockholders; and
●	the term of the 2025 Stock Plan will expire on the tenth anniversary of the closing of the Merger.

Information Regarding Equity Incentive Program

It is critical to the Combined Company’s long-term success that the interests of its employees, directors and consultants are tied to its success as “owners” of the business. Approval of the 2025 Stock Plan will allow the Combined Company to grant stock options and other awards at levels it determines to be appropriate in order to attract new employees, directors, advisors and consultants, retain existing employees, directors, advisors and consultants and to provide incentives for such persons to exert maximum efforts for the Combined Company’s success and ultimately increase stockholder value. The 2025 Stock Plan allows the Combined Company to utilize a broad array of equity incentives with flexibility in designing equity incentives, including stock option grants, SARs, restricted stock awards, RSU awards, unrestricted stock awards and dividend equivalent rights to offer competitive equity compensation packages in order to retain and motivate the talent necessary for the Combined Company.

If Carisma’s request to approve the 2025 Stock Plan is approved by Carisma’s stockholders, the Combined Company will initially have shares, subject to adjustment for specified changes in the Combined Company’s capitalization, available for grant under the 2025 Stock Plan as of the effective time of the closing of the Merger. This pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.

As of July 31, 2025, there were stock options to acquire 3,776,552 shares of Carisma’s common stock outstanding under the 2014 Plan, with a weighted average exercise price of $3.55 and a weighted average remaining term of 8.524 years. As of July 31, 2025, there were stock options to acquire 2,644,324 shares of Carisma’s common stock outstanding under the 2017 Plan, with a weighted average exercise price of $1.07 and a weighted average remaining term of 4.63 years. Other than the foregoing, no awards were outstanding under our equity compensation plans as of July 31, 2025. As of July 31, 2025, there were 7,739,291 shares of common stock available for awards under the 2014 Plan and no awards are expected to be granted under the 2014 Plan between July 31, 2025 and the closing of the Merger.

If the 2025 Stock Plan is not approved by Carisma’s stockholders, the 2025 Stock Plan will not become effective and the 2014 Plan will continue to be used by the Combined Company following the closing of the Merger.

Description of the 2025 Stock Plan

The 2025 Stock Plan was adopted by the Carisma board of directors on              , 2025 and will become effective, subject to stockholder approval, on the date of the closing of the Merger. The 2025 Stock Plan allows us to make equity-based incentive awards to our officers, employees, directors, advisors and consultants. Carisma’s board of directors anticipates that providing such persons with a direct stake in the Combined Company will assure a closer alignment of the interests of such individuals with those of the Combined Company and its stockholders, thereby stimulating their efforts on the Combined Company’s behalf and strengthening their desire to remain with the Combined Company.

We have initially reserved a number of shares of common stock for the issuance of awards under our 2025 Stock Plan expected to be equal to 10% of the total number of shares of the Combined Company’s capital stock outstanding on the effective date of the 2025 Stock Plan, plus (ii) the number of shares of common stock subject to stock awards granted under the 2014 Plan and the 2017 Plan that are outstanding as of the effective date of the 2025 Stock Plan and that following the effective date of the 2025 Stock Plan (A) expire or otherwise terminate prior to exercise or settlement; (B) are not issued because the stock award or any portion thereof is settled in cash; (C) are forfeited or repurchased because of the failure to vest; or (D) are reacquired or withheld to satisfy a tax withholding obligation or the purchase or exercise price if any, as such shares becomes available from time to time, plus on January 1, 2026 and on each January 1 thereafter, the number of shares of common stock reserved and available for issuance under the 2025 Stock Plan shall be cumulatively increased by five percent of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the administrator. This limit is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under our 2025 Stock Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under our 2025 Stock Plan will be added back to the shares available for issuance under our 2025 Stock Plan. Awards that may be settled solely in cash will not be counted against the share reserve, nor will they reduce the shares of common stock authorized for grant to a grantee in any calendar year. The maximum aggregate number of shares of common stock that may be issued upon exercise of incentive stock options under the 2025 Stock Plan shall not exceed the Initial Limit, cumulatively increased on January 1, 2026 and on each January 1 thereafter by the lesser of the Annual Increase for such year or a number of shares of common stock equal to the Initial Limit, subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization, in no event may the aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of incentive stock options under the 2025 Stock Plan exceed            shares. Based upon a price per share of $       , the maximum aggregate market value of the common stock that could potentially be issued under the 2025 Stock Plan as of the closing of the Merger is $        . Shares issued in connection with awards granted in substitution for equity awards of an acquired company (“Substitute Awards”) will not reduce the share reserve under the 2025 Stock Plan. However, shares underlying such Substitute Awards that are settled in cash, forfeited or otherwise terminated without issuance will not be added back to the share reserve.

The grant date fair value of all awards made under our 2025 Stock Plan and all other cash compensation paid by us to any non-employee director in any calendar year for service as a non-employee director shall not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.

The 2025 Stock Plan will be administered by the administrator. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2025 Stock Plan. The administrator may delegate to a committee consisting of one or more officers the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not members of the delegated committee, subject to certain limitations and guidelines.

Persons eligible to participate in our 2025 Stock Plan will be those full or part-time officers, employees, non-employee directors, advisors, and consultants of the Combined Company and its Affiliates, as defined in the 2025 Stock Plan, as selected from time to time by the administrator in its discretion. As of July 31, 2025, following the closing of the Merger,

approximately            employees,               non-employee directors and                advisors and consultants of the Combined Company will be eligible to participate in the 2025 Stock Plan.

Our 2025 Stock Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the 2025 Stock Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Combined Company and its subsidiaries. Non-qualified options may be granted to any persons eligible to awards under the 2025 Stock Plan. The exercise price of each option will be determined by the administrator but may not be less than 100.0% of the fair market value of the common stock on the date of grant or, in the case of an incentive stock option granted to a 10.0% stockholder, 110.0% of such share’s fair market value. However, options may be granted with an exercise price per share that is less than 100.0% of the fair market value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the option is otherwise exempt from or compliant with Section 409A. The term of each option will be fixed by the administrator and may not exceed 10 years from the date of grant or, in the case of an incentive stock option granted to a 10.0% stockholder, five years. The administrator will determine at what time or times each option may be exercised, and may, at any time, accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the administrator or by delivery (or attestation to the ownership) of shares of common stock, valued at their fair market value on the date of exercise, that are not then subject to restrictions under any Combined Company plan. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the administrator may permit non-qualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

The administrator may award SARs subject to such conditions and restrictions as it may determine. SARs entitle the recipient to cash or shares of common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100.0% of the fair market value of our common stock on the date of grant. The term of each SAR will be fixed by the administrator and may not exceed 10 years from the date of grant. The administrator will determine at what time or times each SAR may be exercised. Notwithstanding the foregoing, SARs may be granted with an exercise price per share that is less than 100.0% of the fair market value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the SAR is otherwise exempt from or compliant with Section 409A.

The administrator may award restricted shares of common stock and RSUs to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain vesting conditions and/or continued employment with us through a specified vesting period. The administrator may also grant shares of common stock that are free from any restrictions under our 2025 Stock Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

The administrator may grant cash bonuses under the 2025 Stock Plan to participants, subject to the achievement of certain vesting conditions.

The 2025 Stock Plan provides that upon the effectiveness of a “sale event,” as defined in the 2025 Stock Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under our 2025 Stock Plan. To the extent that awards granted under the 2025 Stock Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, the 2025 Stock Plan and such awards shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all awards with time-based vesting conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, the Combined Company may make or provide for payment, in cash or in kind, to participants holding options and SARs equal to the difference between the value of the per share consideration to be received by stockholders in the sale event and the exercise price of the options or SARs (provided that, in the case of an option or SAR with an exercise price equal to or greater than the value of the per share consideration to be received by stockholders in the sale event, such option or SAR shall be cancelled for no consideration). The Combined Company shall also have the option to make or provide for a payment, in cash or in kind, to grantees holding other awards in an amount equal to the value of the per share consideration to be received by stockholders in the sale event multiplied by the number of vested shares under such award.

Except as otherwise determined by the administrator, awards under the 2025 Stock Plan are not transferable other than by will or the laws of descent and distribution and may be exercised during a participant’s lifetime only by the participant. The administrator may permit non-qualified stock options to be transferred by gift to certain permitted transferees, subject to such terms and conditions as the administrator may establish.

The 2025 Stock Plan requires appropriate or proportionate adjustments to be made to the number of shares reserved for issuance under the 2025 Stock Plan, including the maximum number of shares that may be issued in the form of incentive stock options; the number and kind of shares subject to outstanding awards under the 2025 Stock Plan; and the applicable purchase or repurchase price of outstanding awards under the 2025 Stock Plan, in the event of certain corporate transactions or changes in capitalization, such as stock splits, stock dividends, recapitalizations, reorganizations, or similar events.

Participants are responsible for any applicable federal, state, local, or foreign tax withholding obligations in connection with awards under the 2025 Stock Plan. The Combined Company and its affiliates have, to the extent permitted by law, the right to deduct any such taxes from any payment of any kind otherwise due to the participant or to satisfy any applicable withholding obligations by any other method of withholding that the Combined Company and its affiliates deem appropriate. The administrator may require that such tax withholding obligations be satisfied by withholding shares of common stock otherwise deliverable under the award, by payment in cash or check, or through other arrangements, including a sale of shares issued upon vesting or exercise of an award to cover the required withholding.

To facilitate the granting of awards to individuals residing or working outside of the United States, the administrator may establish sub-plans or modify the terms and procedures applicable to such awards as necessary or appropriate to comply with foreign laws, accommodate local practices, or obtain more favorable tax treatment.

Awards under the 2025 Stock Plan will be subject to the Combined Company’s clawback or recoupment policy as in effect from time to time, and to any clawback or similar requirements imposed by applicable law or stock exchange listing standards.

The Combined Company’s board of directors may amend or discontinue the 2025 Stock Plan and the administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to the 2025 Stock Plan require the approval of Combined Company stockholders. For example, the administrator of the 2025 Stock Plan may not reduce the exercise price of outstanding stock options and SARS or effect the repricing of such awards through cancellation and re-grants without stockholder consent.

No awards may be granted under the 2025 Stock Plan after the date that is 10 years from the effective date of the 2025 Stock Plan.

Form S-8

Following the consummation of the Merger, when permitted by SEC rules, we intend to file with the SEC a registration statement on Form S-8 covering the common stock issuable under the 2025 Stock Plan.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the 2025 Stock Plan, which, subject to approval by Carisma common stockholders, will not become effective until the date of the closing of the Merger. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside and/or provide services. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on such participant’s particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired the 2025 Stock Plan. The 2025 Stock Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Incentive Stock Options.

No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) the Combined Company will not be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the exercise price thereof, and (ii) the Combined Company will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of common stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options.

No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of common stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards.

Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for deferred settlement. The Combined Company generally will be entitled to a tax deduction in connection with other awards under the 2025 Stock Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income.

Parachute Payments.

The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to the Combined Company, in whole or in part, and may subject the recipient to a non-deductible 20.0% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

New Plan Benefits

No grants have been made under the 2025 Stock Plan, however; it is anticipated that Mr. Kelly will receive a stock option under the 2025 Stock Plan and that certain other executive officers and members of senior management of the Combined Company may be granted stock options and RSU awards under the 2025 Stock Plan in connection with the Merger, effective as of and contingent upon the closing of the Merger. The following table summarizes the stock option awards and RSUs that are anticipated to be granted in connection with the Merger to each executive officer, each director, the executive officers as a group, other employees as a group, and the non-employee directors as a group of the Combined Company. The value of the awards granted under the 2025 Stock Plan will depend on a number of factors, including the fair market value of common stock on future dates, the exercise decisions made by grantees and the extent to which any applicable performance vesting criteria are achieved. All other future awards to directors, executive officers, employees and consultants under the 2025 Stock Plan are not presently determinable at the date of this proxy statement/prospectus and have not been included in the table below because participation and the types of awards that may be granted under the 2025 Stock Plan are subject to the discretion of the administrator.

Name and Position	Dollar Value ($)(1)	Number of Shares Subject to Stock Options	Number of Shares Subject to RSUs
Steven Kelly President and Chief Executive Officer	—	(2)	—
Natalie McAndrew Vice President of Finance
David Anderson Director
Dennis Carey Director
Karthik Musunuri Director
Michael Shine, MBA Director
Sanjay Subramanian Director
All executive officers, as a group
All directors who are not executive officers, as a group
All employees who are not executive officers, as a group
(1)	Amount represents the estimated value of shares subject to RSU awards, based upon a price per share of common stock of $ . In accordance with SEC rules, no dollar value has been estimated with respect to stock option awards.
(2)	Pursuant to the A&R Employment Agreement, Mr. Kelly will be granted, on or following the closing of the Merger, an option to purchase a number of shares of the Combined Company’s common stock equal to 4.0% of the outstanding shares of the Combined Company (assuming the conversion or exercise of all then-outstanding convertible securities and any unissued pool under the Company’s equity incentive plans) as of the closing of the Merger, which option will have an exercise price equal to the closing price of the Combined Company’s common stock on the grant date and will vest in three equal annual installments beginning on the first anniversary of the grant date and ending on the third anniversary of the grant date, subject to Mr. Kelly’s continued service through the applicable vesting dates.

Equity Compensation Plan Information

For more information regarding Carisma’s existing equity plans, please see the section titled “Carisma Equity Compensation Plan Information” contained elsewhere in this proxy statement/prospectus.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, that the OrthoCellix, Inc. 2025 Stock Option and Incentive Plan, in the form attached as Annex H to the proxy statement/prospectus in respect of the Carisma Special Meeting, to be approved and adopted in all respects with effect from the closing of the Merger and transactions contemplated by the Merger Agreement.”

If Proposal No. 1 is not approved, the Stock Plan Proposal will not be presented at the Carisma Special Meeting.

Recommendation of the Carisma Board with Respect to the Stock Plan Proposal

CARISMA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CARISMA STOCKHOLDERS VOTE “FOR” THE STOCK PLAN PROPOSAL.

PROPOSAL NO. 3 — THE DIRECTOR ELECTION PROPOSAL

Carisma’s board of directors currently consists of seven members. In accordance with the terms of Carisma’s certificate of incorporation, Carisma’s board of directors is divided into three classes (Class I, Class II and Class III), with members of each class serving staggered three-year terms. The members of the classes are divided as follows:

●	the Class I directors are currently John Hohneker, M.D. and Sohanya Cheng, and their term expires at the annual meeting of stockholders to be held in 2027;
●	the Class II directors are Steven Kelly, Briggs Morrison, M.D. and Sanford Zweifach, and their term expires at the Carisma Special Meeting; and
●	the Class III directors are Marella Thorell and David Scadden, M.D., and their term expires at the annual meeting of stockholders to be held in 2026.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. As further discussed below, Mr. Kelly, Dr. Morrison and Mr. Zweifach will be standing for re-election at the Carisma Special Meeting.

Carisma’s certificate of incorporation provides that the authorized number of directors may be changed only by resolution of Carisma’s board of directors. Carisma’s certificate of incorporation also provides that Carisma’s directors may be removed only for cause and only by the affirmative vote of the holders of at least 75.0% of the votes that all Carisma stockholders would be entitled to cast in an annual election of directors, and that any vacancy on Carisma’s board of directors, including a vacancy resulting from an enlargement of Carisma’s board of directors, may be filled only by vote of a majority of Carisma’s directors then in office.

Carisma’s board of directors, upon the recommendation of the nominating and corporate governance committee, has nominated Steven Kelly, Briggs Morrison, M.D. and Sanford Zweifach for election as Class II directors at the Carisma Special Meeting. Mr. Kelly, Dr. Morrison and Mr. Zweifach are presently directors. Each of Mr. Kelly, Dr. Morrison and Mr. Zweifach have indicated a willingness to serve as a director, if elected. If no contrary indication is made, proxies are to be voted for Mr. Kelly, Dr. Morrison and Mr. Zweifach, or in the event that Mr. Kelly, Dr. Morrison or Mr. Zweifach is not a candidate or is unable to serve as a director at the time of the election (which is not currently expected), for any nominee who is designated by Carisma’s board of directors to fill the vacancy.

Carisma’s stockholders should understand, however, that if the Merger is consummated, the effect of the approval of the director nominees named in this Proposal No. 3 will be limited because the composition of the Carisma board of directors will be reconstituted upon completion of the Merger in accordance with the Merger Agreement. At the Effective Time of the Merger, the Combined Company’s board of directors will be fixed at six members, consisting of one member designated by Carisma and five members designated by OrthoCellix. All of Carisma’s current directors, other than Steven Kelly, are expected to resign from their positions as directors of Carisma, effective immediately prior to the Effective Time of the Merger.

The Merger is not conditioned upon the approval of this Proposal No. 3.

Carisma has no formal policy regarding board diversity, but Carisma’s Corporate Governance Guidelines provide that the value of diversity should be considered and that the background and qualifications of the members of Carisma’s board of directors considered as a group should provide a significant breadth of experience, knowledge and ability to assist Carisma’s board of directors in fulfilling its responsibilities. Carisma’s priority in selection of board members is identification of members who will further the interests of Carisma’s stockholders through their established records of professional accomplishment, the ability to contribute positively to the collaborative culture among Carisma’s board members, knowledge of Carisma’s business, understanding of the competitive landscape in which Carisma operates and adherence to high ethical standards. Certain individual qualifications and skills of Carisma’s directors that contribute to Carisma’s board of directors’ effectiveness as a whole are described in the following paragraphs.

Nominees for Election as Class II Directors

Biographical information as of the date of this proxy statement/prospectus, including principal occupation and business experience during the last five years, for Carisma’s nominees for election as Class II directors at Carisma’s Special Meeting is set forth below.

Steven Kelly, age 60, has served as Carisma’s President and Chief Executive Officer and a member of Carisma’s board of directors since the closing of the Sesen Bio Merger. He previously served as President and Chief Executive Officer of Legacy Carisma and as a member of the Legacy Carisma board of directors since February 2018. Prior to joining Legacy Carisma, Mr. Kelly served as Chief Executive Officer of Pinteon Therapeutics, Inc., a biotechnology company, from April 2014 to July 2015 and as the Chief Executive Officer of Theracrine, Inc., a biopharmaceutical company, from June 2011 to August 2012. Mr. Kelly currently serves on the board of directors of Artelo Biosciences, Inc. (Nasdaq: ARTL), a public clinical-stage biopharmaceutical company. Mr. Kelly received a B.S. from the University of Oregon and a M.B.A. from Cornell University. Carisma’s board of directors believes Mr. Kelly is qualified to serve as a member of Carisma’s board of directors because of his extensive knowledge of Carisma based on his current role as its President and Chief Executive Officer, as well as his significant biopharmaceutical industry and management experience.

Briggs Morrison, M.D., age 66, has served as a member of Carisma’s board of directors since the closing of the Sesen Bio Merger. He previously served as a member of the Legacy Carisma board of directors since July 2020. Dr. Morrison is currently the Chief Executive Officer and a member of the board of directors at Crossbow Therapeutics, a position he has held since February 2022. He is also an executive partner at MPM Capital LLC, a healthcare-focused venture capital firm, a position he has held since June 2015. He previously served as President, Head of Research and Development of Syndax Pharmaceuticals, Inc. (Nasdaq: SNDX) (“Syndax”), a public commercial-stage biopharmaceutical company, from February 2022 to March 2023, and as Syndax’s Chief Executive Officer from June 2015 to February 2022. Prior to joining Syndax, Dr. Morrison served as Executive Vice President, Global Medicines Development and Chief Medical Officer at AstraZeneca plc (“AstraZeneca”), from January 2012 to June 2015, leading the company’s global, late-stage development organization and serving as a member of the AstraZeneca senior executive team. In addition, Dr. Morrison currently serves on the boards of directors of CRISPR Therapeutics AG (Nasdaq: CRS), a gene editing company, Syndax, Repare Therapeutics Inc. (Nasdaq: RPTX), a public clinical-stage precision oncology company, Arvinas, Inc. (Nasdaq: ARVN), a public clinical-stage biotechnology company, and Werewolf Therapeutics, Inc. (Nasdaq: HOWL), a public clinical-stage biopharmaceutical company, as well as on the boards of directors of several private companies. Dr. Morrison received a B.S. in biology from Georgetown University and a M.D. from the University of Connecticut Medical School. Carisma’s board of directors believes Dr. Morrison is qualified to serve as a member of Carisma’s board of directors due to his extensive executive leadership experience, medical background and training, and extensive service on the boards of other public and private biopharmaceutical companies.

Sanford Zweifach, age 69, has served as Chair of Carisma’s board of directors since the closing of the Sesen Bio Merger. He previously served as a member and Chair of the Legacy Carisma board of directors since November 2021. Mr. Zweifach has served as the Founder and President of Pelican Consulting Group, a biotechnology consulting firm, since December 2019. Prior to Pelican Consulting Group, Mr. Zweifach founded and served as Chief Executive Officer of Nuvelution Pharma, Inc., a pharmaceutical company, from June 2015 to November 2019. Mr. Zweifach currently serves on the boards of directors of Essa Pharma Inc. (Nasdaq: EPIX), a public clinical-stage pharmaceutical company, and Compugen Ltd. (Nasdaq: CGEN), a public clinical-stage drug discovery and development company. Mr. Zweifach received a B.A. in Biology from University of California San Diego and a M.S. in Human Physiology from University of California Davis. Carisma’s board of directors believes Mr. Zweifach is qualified to serve as Chair of Carisma’s board of directors because of his extensive experience in the biopharmaceutical industry and service on the boards of other public and private biopharmaceutical companies.

Carisma’s board of directors unanimously recommends the stockholders vote “FOR” the election of Steven Kelly, Briggs Morrison, M.D. and Sanford Zweifach as Class II directors for a three-year term ending at the annual meeting of stockholders to be held in 2028.

Directors Continuing in Office

Biographical information as of the date of this proxy statement/prospectus, including principal occupation and business experience during the last five years, for Carisma’s directors continuing in office after the Carisma Special Meeting is set forth below.

Class I Directors (Term Expires at 2027 Annual Meeting of Stockholders)

John Hohneker, M.D., age 65, has served as a member of Carisma’s board of directors since April 2024. Dr. Hohneker most recently served as President and Chief Executive Officer of Anokion SA, a Swiss biotechnology company, from January 2018 to February 2021. Prior to Anokion SA, he led Research and Development at Forma Therapeutics (“Forma”), a biotechnology company, from August 2015 to January 2018. Prior to Forma, Dr. Hohneker held various leadership roles during his 14 years at Novartis AG, from 2001 to 2015, where he most recently served as Senior Vice President and Global Head of Development, Immunology and Dermatology. Dr. Hohneker also currently serves on the board of directors for Curis, Inc. (Nasdaq: CRIS), a publicly traded clinical-stage biotechnology company focused on the development and commercialization of innovative therapeutics for the treatment of cancer, ArriVent BioPharma, Inc. (Nasdaq: AVBP), a publicly traded clinical-stage biotechnology company focused on developing new medicines for cancer, Artios LTD, a private clinical-stage biotechnology company focused on DNA repair mechanisms and Trishula Therapeutics, a private clinical-stage biotechnology company targeting cancer immunotherapy. Previously, he served on the boards of directors of Evelo Biosciences (Nasdaq: EVLO), a public clinical-stage biotechnology company, from January 2021 to July 2023 and Humanigen (Nasdaq: HGEN), a public clinical-stage biotechnology company, from October 2021 to July 2023. Dr. Hohneker received a B.S. in chemistry from Gettysburg College and a M.D. from the University of Medicine and Dentistry of New Jersey at Rutgers Medical School. He completed his internal medicine internship and residency and medical oncology fellowship at the University of North Carolina Chapel Hill. Carisma’s board of directors believes Dr. Hohneker is qualified to serve as a member of Carisma’s board of directors due to his extensive executive leadership experience, medical background and training, and extensive service on the boards of other public and private biopharmaceutical companies.

Sohanya Cheng, age 42, has served as a member of Carisma’s board of directors since October 2024. Ms. Cheng currently serves as the EVP, Chief Commercial Officer, and Head of Business Development at Karyopharm Therapeutics Inc. (Nasdaq: KPTI) (“Karyopharm”), a public pharmaceutical company, since December 2021 and was previously the SVP, Sales and Commercial Operations from June 2021 to December 2021. Prior to joining Karyopharm, Ms. Cheng was Vice President, Head of Marketing and Corporate Affairs at Arrowhead Pharmaceuticals, Inc. (Nasdaq: ARWR) (“Arrowhead”), a public pharmaceutical company, from August 2020 to December 2020. Prior to her role at Arrowhead, Ms. Cheng spent 11 years at Amgen, a public biotechnology company, where she held a variety of sales and marketing leadership roles supporting the commercialization of key oncology brands, including as Executive Director, Head of National Sales Force & Oncology Contracting Strategy from 2019 to August 2020, Executive Director, Head of Marketing & Sales for their multiple myeloma business from 2018 to 2019, and Chief of Staff to General Manager and Strategy & Operations Director for their oncology business from 2017 to 2018. Ms. Cheng holds a MBA from the MIT Sloan School of Management and both a BSc and MA from the University of Cambridge, UK. Carisma’s board of directors believes Ms. Cheng is qualified to serve as a member of Carisma’s board of directors due to her extensive executive leadership experience at biopharmaceutical companies.

Class III Directors (Term Expires at 2026 Annual Meeting of Stockholders)

David Scadden, M.D., age 72, has served as a member of Carisma’s board of directors since June 2024. Dr. Scadden is the Gerald and Darlene Jordan Professor of Medicine and Professor of Stem Cell and Regenerative Biology at Harvard University, a position he has held since 2006. Since 1995, Dr. Scadden has practiced at the Massachusetts General Hospital, where he founded and directs the Center for Regenerative Medicine and directed the Hematologic Malignancies Center of the MGH Cancer Center for 10 years. Dr. Scadden co-founded and co-directs the Harvard Stem Cell Institute and is Chairman emeritus and Professor of the Harvard University Department of Stem Cell and Regenerative Biology. He is a member of the National Academy of Medicine and the American Academy of Arts and Sciences and a Fellow of the American College of Physicians and the American Academy for the Advancement of Science. He is a former member of the Board of External Experts for the National Heart, Lung and Blood Institute, the Board of Scientific Counselors for the National Cancer Institute and Board of Directors of the International Society for Stem Cell Research. Dr. Scadden is a scientific founder of Fate Therapeutics, Inc. (Nasdaq: FATE), and Dianthus Therapeutics, Inc. (Nasdaq: DNTH), and currently serves on the board of directors of Agios Pharmaceuticals, Inc. (Nasdaq: AGIO), a public biotechnology company, since May 2017 and Editas Medicine, Inc. (Nasdaq: EDIT), a public clinical-stage biopharmaceutical company, since February 2019. Previously, he served on the board of directors of Magenta Therapeutics, Inc., a public biotechnology company where he was a scientific founder, from November 2016 until its acquisition in September 2023. He also serves as a member of the board of directors of private biotechnology companies Lightning Biotherapeutics and Sonata Therapeutics. Dr. Scadden holds a B.A. in English from Bucknell University and a M.D. from Case Western Reserve University. Carisma’s board of directors believes Dr. Scadden is qualified to serve as a member of Carisma’s board of directors due to his extensive executive leadership experience, medical background and training, and extensive service on the boards of other public and private biopharmaceutical companies and institutes.

Marella Thorell, age 58, has served as a member of Carisma’s board of directors since June 2024. Ms. Thorell is currently the Executive Vice President, Chief Financial Officer of Seres Therapeutics, Inc. (Nasdaq: MCRB), a public clinical stage biotechnology company, since March 2024. Previously, she served as the Chief Financial Officer and Treasurer of Evelo Biosciences, Inc., a biotechnology company, from September 2022 to December 2023. From January 2021 to July 2022, Ms. Thorell served as Chief Accounting Officer and previously as Head of Finance at Centessa Pharmaceuticals PLC (Nasdaq: CNTA) (“Centessa”), a public pharmaceutical company. Prior to her role at Centessa, from October 2019 to December 2020, Ms. Thorell served as Chief Financial Officer at Palladio Biosciences, a biotechnology company, prior to its acquisition by Centessa. Before that, Ms. Thorell spent over 10 years at Realm Therapeutics PLC, a biopharmaceutical company, serving in various roles of increasing responsibility, including Chief Financial Officer and Chief Operating Officer. Ms. Thorell has served on the boards of directors and as the Audit Committee Chair of Essa since July 2019 and previously served on the board of directors of Vallon Pharmaceuticals, Inc., a pharmaceutical company, from February 2021 until its reverse-merger with GRI Bio, Inc. in April 2023. Ms. Thorell holds a B.S. in Business from Lehigh University. Carisma’s board of directors believes Ms. Thorell is qualified to serve as a member of Carisma’s board of directors due to her extensive executive leadership experience, medical background and training, and extensive service on the boards of other public and private biopharmaceutical companies.

PROPOSAL NO. 4 — THE AUDITOR RATIFICATION PROPOSAL

Carisma’s stockholders are being asked to ratify the appointment by the audit committee of the board of directors of KPMG LLP as Carisma’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

The audit committee is solely responsible for selecting Carisma’s independent registered public accounting firm for the fiscal year ending December 31, 2025. Stockholder approval is not required to appoint KPMG LLP as Carisma’s independent registered public accounting firm. However, Carisma’s board of directors believes that submitting the appointment of KPMG LLP to the stockholders for ratification is good corporate governance. If the stockholders do not ratify this appointment, the audit committee will reconsider whether to retain KPMG LLP. If the selection of KPMG LLP is ratified, the audit committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time it decides that such a change would be in the best interest of Carisma’s company and its stockholders.

The Merger is not conditioned upon the approval of this Auditor Ratification Proposal.

A representative of KPMG LLP is expected to virtually attend the Carisma Special Meeting and will have an opportunity to make a statement if such representative desires to do so and to respond to appropriate questions from Carisma’s stockholders.

Carisma incurred the following fees from KPMG LLP for the audits of the consolidated financial statements and for other services provided during the years ended December 31, 2024 and 2023:

Fee Category	2024	2023
Audit fees(1)	$525,000	$570,740
Audit-related fees	—	—
Tax fees(2)	$92,457	105,000
All other fees	—	—
Total fees	$617,457	$675,740
(1)	“Audit fees” consists of fees incurred for the audit of Carisma’s consolidated financial statements, including the review of Carisma’s interim financial statements, fees related to comfort letters and review of SEC filings, and fees related to the review of Carisma’s Registration Statement on Form S-4 in 2023.
(2)	“Tax fees” consist of fees for tax compliance services and tax consulting.

As disclosed in a Current Report on Form 8-K filed with the SEC on March 8, 2023, on March 6, 2023, the audit committee dismissed Ernst & Young LLP as Carisma’s independent registered public accounting firm, effective as of the effective time of the Sesen Bio Merger and on March 7, 2023, the audit committee approved the engagement of KPMG LLP as Carisma’s independent registered public accounting firm for the year ended December 31, 2023.

Carisma incurred the following fees from Ernst & Young LLP for the audit of the consolidated financial statements and for other services provided during the year ended December 31, 2023:

Fee Category	2023
Audit fees(1)	$91,500
Audit-related fees	—
Tax fees(2)	63,398
All other fees	—
Total fees	$154,898
(1)	“Audit fees” for fiscal year 2023 consist of a) fees incurred in connection with Carisma’s registration statement on Form S-8 filed with the SEC April 4, 2023, b) fees incurred in connection with Carisma’s registration statements on Form S-3 filed with the SEC on April 17, 2023, and c) related comfort letter procedures.
(2)	“Tax fees” for services performed in fiscal years 2023 consist of fees for tax compliance services relating primarily to the preparation of Sesen Bio’s U.S. and various state tax returns. In addition, “tax fees” for fiscal years 2023 relate to services rendered related to our recovery of German VAT taxes paid for the shipment of Carisma’s drug substance from the United States to Carisma’s contract manufacturer in Germany, and tax advisory transfer pricing services.

The reports of Ernst & Young LLP on Sesen Bio’s condensed financial statements for the interim period from January 1, 2023 through March 7, 2023 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of Sesen Bio’s condensed financial statements for the interim period from January 1, 2023 through March 7, 2023, there were no: (i) disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which disagreements if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the matter in its report or (ii) reportable events as that term is described in Item 304(a)(1)(v) of Regulation S-K.

Ernst & Young LLP’s letter, dated March 7, 2023, was originally filed as Exhibit 16.1 to Carisma’s Current Report on Form 8-K filed on March 8, 2023.

During the years ended December 31, 2024 and 2023, neither Carisma, Legacy Carisma, nor anyone on Carisma or Legacy Carisma’s behalf, consulted with KPMG LLP, regarding either (i) the application of accounting principles to a specific transaction, completed or proposed, or the type of audit opinion that might be rendered on Legacy Carisma’s financial statements, and neither a written report nor oral advice was provided to Legacy Carisma that KPMG LLP concluded was an important factor considered by Legacy Carisma in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Audit Committee Pre-Approval Policy and Procedures

Carisma’s audit committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by Carisma’s independent registered public accounting firm. This policy provides that Carisma will not engage its independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by Carisma’s audit committee or the engagement to render the service is entered into pursuant to the audit committee’s pre-approval procedure described below.

From time to time, Carisma’s audit committee may pre-approve specified types of services that are expected to be provided to Carisma by its independent registered public accounting firm during the next 12 months. At the time such pre-approval is granted, the audit committee must identify the particular pre-approved services in a sufficient level of detail so that Carisma’s management will not be called upon to make a judgment as to whether a proposed service fits within the pre-approved services and, at each regularly scheduled meeting of the audit committee following such pre-approval, management or the independent registered public accounting firm shall report to the audit committee regarding each service actually provided to Carisma pursuant to such pre-approval.

Carisma’s board of directors unanimously recommends the stockholders vote “FOR” the ratification of the appointment of the independent registered public accounting firm for the fiscal year ending December 31, 2025.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF CARISMA

Carisma’s audit committee has reviewed its audited consolidated financial statements for the fiscal year ended December 31, 2024 and discussed them with Carisma’s management and KPMG LLP, Carisma’s independent registered public accounting firm.

Carisma’s audit committee has also received from, and discussed with, KPMG LLP various communications that KPMG LLP is required to provide to the audit committee, including the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

In addition, KPMG LLP provided Carisma’s audit committee with the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the audit committee concerning independence, and the audit committee has discussed with Carisma’s independent registered public accounting firm their independence.

Based on the review and discussions referred to above, Carisma’s audit committee recommended to Carisma’s board of directors that its financial statements audited by KPMG LLP be included in Carisma’s Annual Report on Form 10-K for the year ended December 31, 2024.

This report of the audit committee is not “soliciting material,” shall not be deemed “filed” with the SEC and shall not be incorporated by reference into any of Carisma’s filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent that Carisma specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

The foregoing report has been furnished by the audit committee.

BY THE AUDIT COMMITTEE OF THE
BOARD OF DIRECTORS OF CARISMA
THERAPEUTICS INC.

Marella Thorell
Sohanya Cheng
Sanford Zweifach

July 21, 2025

PROPOSAL NO. 5 — THE SAY ON PAY PROPOSAL

Carisma’s compensation committee oversees Carisma’s executive compensation program and compensation awarded. The “Carisma Executive Compensation” section of this proxy statement/prospectus describes in detail Carisma’s executive compensation program and the decisions made by Carisma’s compensation committee and board of directors with respect to executive compensation matters. As described in the “Carisma Executive Compensation” section, Carisma’s executive compensation program embodies a pay-for-performance philosophy that supports Carisma’s business strategy and seeks to align the interests of Carisma’s executives with Carisma’s stockholders.

Carisma is providing its stockholders the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of Carisma’s named executive officers as disclosed in this proxy statement/prospectus in accordance with the SEC’s rules.

This proposal, which is commonly referred to as “say-on-pay,” is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which added Section 14A to the Exchange Act. Section 14A of the Exchange Act also requires that stockholders have the opportunity to cast an advisory “say-on-frequency” vote with respect to whether future executive compensation advisory votes will be held every one, two or three years. Carisma last held a say-on-frequency vote in 2020, when Carisma’s stockholders voted in support of Carisma’s proposal to hold a “say-on-pay” advisory vote on the compensation of Carisma’s named executive officers each year.

Carisma’s board of directors is asking stockholders to approve a non-binding advisory vote on the following resolution:

RESOLVED, that the compensation paid to Carisma’s named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the compensation tables and any related material disclosed in this proxy statement/prospectus, is hereby approved.

CARISMA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE ADVISORY VOTE ON CARISMA’S NAMED EXECUTIVE OFFICER COMPENSATION.

Stockholders of Carisma should note the Merger is not conditioned on the approval of the Say on Pay Proposal, and as an advisory vote, this proposal is not binding. The outcome of this advisory vote does not overrule any decision by Carisma or its board of directors (or any committee thereof), create or imply any change to the fiduciary duties of Carisma or its board of directors (or any committee thereof), or create or imply any additional fiduciary duties for Carisma or its board of directors (or any committee thereof). However, Carisma’s compensation committee and board of directors value the opinions expressed by Carisma’s stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for Carisma’s named executive officers.

PROPOSAL NO. 6 — THE MERGER COMPENSATION PROPOSAL

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Carisma is seeking non-binding, advisory stockholder approval of certain compensation arrangements for Carisma named executive officers that are based on or otherwise relate to the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Merger — Interests of Carisma’s Directors and Executive Officers in the Merger —  Golden Parachute Compensation” beginning on page 174 of this proxy statement/prospectus.

Carisma’s board of directors is asking stockholders to approve a non-binding advisory vote on the following resolution:

RESOLVED, that certain compensation arrangements for Carisma’s named executive officers that are based on or otherwise relate to the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Merger — Interests of Carisma’s Directors and Executive Officers in the Merger —  Golden Parachute Compensation” in the proxy statement/prospectus, are hereby approved on a non-binding, advisory basis.”

Because the vote is advisory in nature only, it will not be binding on Carisma. Accordingly, to the extent Carisma is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the Merger is completed, regardless of the outcome of the advisory vote.

The Merger is not conditioned upon the approval of the Merger Compensation Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Merger Compensation Proposal.

CARISMA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CARISMA’S STOCKHOLDERS VOTE “FOR” THE MERGER COMPENSATION PROPOSAL.

PROPOSAL NO. 7 — THE ADJOURNMENT PROPOSAL

If Carisma fails to receive a sufficient number of votes to approve Proposal No. 1, Carisma may propose to adjourn the Carisma Special Meeting to a later date or dates, if necessary or appropriate, for the purpose of soliciting additional proxies to approve Proposal No. 1. Carisma currently does not intend to propose adjournment at the Carisma Special Meeting if there are sufficient votes to approve Proposal No. 1.

If a quorum is not present at the Carisma Special Meeting, under Carisma’s by-laws, the chair of Carisma’s Special Meeting will have the power to adjourn the Carisma Special Meeting until a quorum is present or represented.

The Merger is not conditioned upon the approval of the Adjournment Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Adjournment Proposal.

Carisma’s board of directors unanimously recommends that the stockholders vote “FOR” the Adjournment Proposal, if necessary.

CARISMA’S BUSINESS

As used in this section, references to “the Company,” “Carisma,” “we,” “us,” and “our” refer to Carisma Therapeutics Inc. (formerly Sesen Bio, Inc.) and its consolidated subsidiaries.

Overview

We are a biotechnology company that was previously focused on applying our industry leading expertise in macrophage engineering to develop transformative therapies to treat serious diseases including liver fibrosis and cancer. We have created a comprehensive set of platform technologies to enable the therapeutic use of engineered macrophages and monocytes, which belong to a subgroup of white blood cells called myeloid cells. We seek to apply our ability to engineer macrophages and monocytes, either in vivo or ex vivo, using approaches and delivery systems most appropriate to each specific indication, to meaningfully alter the course of the disease. Our proprietary CAR-M platform uses chimeric antigen receptors (“CARs”) to redirect macrophages or monocytes against specific tumor associated antigens with the goal of targeted anti-tumor immunity.

On March 7, 2023, we completed a business combination in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of September 20, 2022 (the “Sesen Bio Merger Agreement”), pursuant to which Seahawk Merger Sub, Inc., our wholly-owned subsidiary merged with and into CTx Operations, Inc. (formerly CARISMA Therapeutics Inc.) (“Legacy Carisma”), with Legacy Carisma continuing as our wholly owned subsidiary and the surviving corporation of the merger (the “Sesen Bio Merger”) was consummated. Pursuant to the Sesen Bio Merger Agreement, we changed our name from “Sesen Bio, Inc.” to “Carisma Therapeutics Inc.” Following the completion of the Sesen Bio Merger, our business became primarily the business conducted by Legacy Carisma.

2024 Revised Operating Plans

In March 2024, following a strategic review of our operating plan for 2024 and future periods, we approved a revised operating plan intended to balance value creation and expense management with our available cash resources. The objective of our revised operating plan was to focus our clinical development efforts on high potential value programs with meaningful near-term milestones and eliminate non-essential expenses and headcount to extend our cash runway. Under that plan, we intended to focus our ex vivo oncology clinical development efforts on our follow-on product candidate CT-0525, a CAR-Monocyte intended to treat solid tumors that over-express HER2 and cease development of CT-0508, our macrophage-based product candidate, and initial lead product candidate. In addition, at that time, we decided to continue to focus on our in vivo mRNA/LNP, CAR-M programs in partnership with Moderna and paused development of CT-1119, a mesothelin-targeted CAR-Monocyte, pending additional financing, reduce our workforce and decrease spending on other non-essential activities. All clinical activities of CT-0508 have ceased.

In December 2024, following a strategic review of our operating plan for 2025 and our future pipeline, we approved another revised operating plan intended to reduce monthly operating expenses, conserve cash, and refocus our efforts on strategic priorities. First, we decided to cease development of our HER2 directed autologous cell therapy platform including CT-0525. Our decision was based on an assessment of the competitive landscape in anti-HER2 treatments, including the impact of recently approved anti-HER2 therapies on HER2 antigen loss/downregulation, and the effects on the future development strategy of any anti-HER2 product. We dosed the last patient in our Phase 1 clinical trial of CT-0525 in November 2024 and all clinical activity ended in January 2025.

Further pursuant to the December 2024 revised operating plan, we pivoted our focus to developing product candidates targeting two indications — liver fibrosis and solid tumor oncology, while retaining the potential to receive milestones and royalties from our collaboration with Moderna.

2025 Cash Preservation Plan

As part of a further revised plan approved by our board of directors on March 25, 2025 to preserve our existing cash resources following our reduction in workforce, or our cash preservation plan, we reduced our operations to those necessary to identify and explore a range of strategic alternatives to maximize value and prepare to wind down our business. We currently have no intention of resuming our historical research and development activities. As part of our cash preservation plan, our board of directors determined to terminate all of our employees not deemed necessary to pursue strategic alternatives and execute an orderly wind down of our operations.

Nasdaq Deficiencies

We are not in compliance with the listing criteria for the Nasdaq Capital Market. Following a timely request for a hearing, we presented our plan to achieve compliance with applicable Nasdaq listing criteria and requested an extension of time to do so. On June 10, 2025, Nasdaq notified us that the Panel determined to grant our request for an exception to, and an extension of time to comply with, Nasdaq listing standards (the “Panel Decision”). The Panel Decision initially required us to demonstrate compliance with Nasdaq Listing Rule 5550(a)(2) by evidencing a closing bid price of $1.00 or more per share for a minimum of 10 consecutive trading sessions, complete a strategic transaction and otherwise demonstrate compliance with all initial listing requirements for the Nasdaq Capital Market, in each case on or before the Nasdaq Compliance Date. The extension of time was further subject to our meeting an interim milestone for a strategic transaction in connection with our ongoing strategic process. In early August 2025, we sent a written update and request to the Panel seeking to modify certain terms of the Panel Decision. The Panel subsequently notified us that, based on our satisfaction of the milestones thus far set forth in the Panel Decision and our progress toward completing the Merger and reverse stock split within the timeframes presented to the Panel, the Panel granted our request to modify the Panel Decision to provide that we must demonstrate continued compliance with the Capital Market Minimum Bid Price Rule by evidencing a closing bid price of $1.00 or more per share for a minimum of 10 consecutive trading sessions, on or before October 21, 2025, instead of on or before the Nasdaq Compliance Date. The other terms of the Panel Decision remained the same, which are that: (i) on or before the Nasdaq Compliance Date, we must complete the Merger, and (ii) on or before the Nasdaq Compliance Date, we must demonstrate compliance with all initial listing requirements for the Nasdaq Capital Market, including a closing bid price of $4.00 or more per share prior to the closing of the Merger. The Panel has the right to reconsider its determination based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of our securities inadvisable or unwarranted. There can be no assurance that we will be able to satisfy the requirements or conditions for continued listing within the period of time granted by the Panel.

Contemplated Reverse Stock Split

At our special meeting of our stockholders held on August 5, 2025, our stockholders approved an amendment to our certificate of incorporation to effect a reverse stock split of our issued and outstanding common stock at a ratio of not less than 1-for-10 and not greater than 1-for-50 shares, with the exact ratio to be determined by our board of directors, in its discretion, without further approval or authorization by our stockholders. One of the purposes of the contemplated reverse stock split is to increase the per-share market price of our common stock so as to demonstrate compliance with the Capital Market Minimum Bid Price Rule and help us avoid delisting of our common stock from Nasdaq, subject to compliance with other continued listing rules. Another purpose of the contemplated reverse stock split is to help us meet the minimum closing price requirement for filing an initial listing application in connection with the closing of the Merger. However, there can be no assurance that the reverse stock split, if effected, will enable us to or that we will be able to satisfy the terms of the Panel Decision.

Current Strategy

The Merger

With the assistance of a financial advisor, we commenced an extensive process of evaluating strategic alternatives, including identifying and reviewing potential candidates for a strategic acquisition or other transaction as described in the section entitled “The Merger — Background of the Transaction” beginning on page 146 of this proxy statement/prospectus. After a comprehensive review of strategic alternatives, on June 22, 2025, we entered into the Merger Agreement with Merger Sub, Ocugen and OrthoCellix, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into OrthoCellix, with OrthoCellix continuing as our wholly owned subsidiary and the surviving company of the merger. We refer to this as a “Merger”. The Merger was approved by our board of directors, and our board of directors resolved to recommend approval of the Merger Agreement to Carisma’s stockholders. If the Merger is completed, the business of OrthoCellix will continue as the business of the Combined Company. Although we have entered into the Merger Agreement and intend to consummate the Merger, there is no assurance that we will be able to successfully consummate the Merger on a timely basis, or at all. If, for any reason, the Merger does not close, our board of directors may elect to, among other things, attempt to complete another strategic transaction like the Merger, attempt to sell or otherwise dispose of our remaining assets or dissolve and liquidate our assets.

If the Merger does not close, we might not have enough time or resources remaining to identify, evaluate and complete another strategic transaction before the Nasdaq Compliance Date. If the Merger is not completed, our board of directors may decide that it is in the best interests of our stockholders to commence bankruptcy or liquidation and dissolution proceedings. In that event, the amount of cash available for distribution to our stockholders would depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of our cash resources continues to decrease as we continue our wind down activities and incur fees and expenses related to the Merger. In addition, if our board of directors were to approve and recommend, and our stockholders were to approve, a dissolution of the company, we would be required under Delaware law to pay our outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to our stockholders. As a result of this requirement, a portion of our assets may need to be reserved pending the resolution of such obligations. In addition, we may be subject to litigation or other claims related to a liquidation and dissolution of the company. If a liquidation and dissolution were pursued, our board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, our stockholders could lose all or a significant portion of their investment in the event of a liquidation and dissolution of the company.

Pre-Closing Legacy Asset Monetization Transactions

Prior to the completion of the Merger, we will continue to seek to enter into a series of transactions with certain third parties to monetize certain Carisma Legacy Assets, including the intellectual property we license under the Penn License Agreement and the NYU License Agreement, in accordance with the limitations and requirements set forth in the Merger Agreement. Any cash payments received by Carisma prior to the closing of the Merger pursuant to a Carisma Legacy Asset monetization transaction will be part of Carisma’s cash balance as of closing of the Merger and will therefore be factored into Carisma’s Net Cash for purposes of determining the Exchange Ratio.

On August 18, 2025, we entered into the Patent Purchase Agreement for the sale of certain of our early-stage preclinical assets to Resolution. Pursuant to the Patent Purchase Agreement, we sold to Resolution all right, title and interest in and to certain patents, know-how and electronic files (each as described in the Patent Purchase Agreement) related to (a) engineered macrophages secreting fibrolytic/anti-inflammatory factors, and (b) engineered macrophages expressing cytokine switch receptors for a cash payment from Resolution of $0.5 million. This sale did not include any intellectual property related to our former lead liver fibrosis program CT-2401, to which we retain all rights. This sale included all of our right, title, and interest in all causes of action and enforcement rights for the purchased assets, including all of our rights to pursue damages, injunctive relief, and other remedies for past, current, and future infringement of the purchased assets.

Our Historical Product Candidates and Pipeline

Our liver fibrosis program is based upon the discovery of a key efferocytosis defect in the macrophages that reside within the livers of patients with fibrosis. Using a novel mRNA/LNP approach, our product candidate aims to reverse fibrotic disease and improve the outcomes of patients with advanced liver fibrosis. In the second quarter of 2024, we achieved pre-clinical proof of concept in our liver fibrosis program, demonstrating the anti-fibrotic potential of engineered macrophages in two liver fibrosis models. Prior to pausing our research and development activities, we planned to continue to conduct pre-clinical development of our product candidate, CT-2401, sufficient to enable a regulatory submission to initiate a clinical trial.

Our oncology program leverages our considerable expertise and experience in ex vivo cell therapy. CT-1119 is designed to treat patients with advanced mesothelin-positive solid tumors, including pancreatic cancer, ovarian cancer, lung cancer, mesothelioma, and others. Prior to pausing our research and development activities, we planned to initiate a Phase 1 clinical trial of CT-1119, a mesothelin-targeted CAR-Monocyte, in combination with tislelizumab, an anti-PD-1 antibody, in adult patients with mesothelin-positive solid tumors in China.

Our collaboration with Moderna utilizes Moderna’s mRNA/LNP technology, together with our CAR-M platform technology, to create novel in vivo oncology off-the-shelf gene therapy product candidates. In June 2024, we announced that Moderna nominated the first development candidate under the collaboration and paid us a $2.0 million milestone. This development candidate targets GPC3, and is designed to treat solid tumors, including hepatocellular carcinoma. In November 2024, we announced new pre-clinical data on our anti-GPC3 in vivo CAR-M therapy for treating hepatocellular carcinoma. These pre- clinical data demonstrated robust anti-tumor activity. In February 2025, Moderna nominated 10 additional oncology research targets, four of which replaced two oncology research targets and two autoimmune research targets, which Moderna concurrently ceased developing. As of February 2025, Moderna has nominated all 12 oncology research targets under the collaboration for which we have the potential to receive future milestones and royalty payments. We will not conduct any additional research activities under the Moderna collaboration agreement and we will not be receiving any further research funding from Moderna under the Moderna collaboration agreement. Moderna also agreed to terminate the in-vivo oncology field exclusivity, which would allow us to pursue in vivo CAR-M programs, outside of the 12 nominated oncology targets and product polypeptides.

Our Historical Product Candidates and Discovery Programs

Using our industry leading expertise and proprietary technology in macrophage and monocyte engineering, we have developed a pipeline of product candidates, with a focus on liver fibrosis and solid tumor oncology. Our fibrosis and ex vivo oncology programs are wholly owned while the in vivo CAR-M therapies are being developed by Moderna under our collaboration agreement. Our historical pipeline is summarized below:

Liver Fibrosis

Our product candidate for liver fibrosis, CT-2401, is based upon the discovery of a key defect in the macrophages that reside within the livers of patients with fibrosis. Working in collaboration with researchers at Columbia University, we have identified that the macrophages that normally reside in the liver (Kupfer cells) become defective in patients with metabolic associated liver disease (“MASH”). Specifically, they lose the ability to perform a normal, maintenance function called efferocytosis. Efferocytosis is the clearance of dead and dying cells by macrophages and is a critical normal function in the body, including within the liver. In MASH, the accumulation of fat in liver cells (hepatocytes) leads to a fatty liver (steatohepatitis). This accumulation of fat in hepatocytes ultimately leads to dead and dying cells. Efferocytosis should clear these cells in a manner that does not cause inflammation or additional disease. However, as efferocytosis is defective in MASH, these dead and dying cells accumulate and cause inflammation and ultimately liver fibrosis.

This defect in efferocytosis can be ascribed to the loss of a single receptor on the cell surfaces of Kupffer cells called TIM4. Although multiple factors are involved in efferocytosis, pre-clinical studies suggest that TIM4 is the major efferocytosis receptor that is lost in MASH and is responsible for the defective efferocytosis seen in the disease. Samples of liver tissue from patients with MASH demonstrated a loss of TIM4. In pre-clinical studies conducted in the laboratory of Dr. Ira Tabas at Columbia University (published in Biorxiv), deleting TIM4 in Kupffer cells was observed to cause liver fibrosis. Restoring TIM4 expression caused a significant reduction of the fibrosis seen in these models.

Pre-clinical data have consistently demonstrated that TIM4 replacement with TIM4 engineered macrophage cell therapy or with TIM4 mRNA/LNP lead to robust anti-fibrotic activity as evaluated by liver biopsy. TIM4 replacement therapy has demonstrated significant reduction of multiple independent biomarkers of MASH liver fibrosis, including overall liver collagen content, hepatic Collagen-1a1, hepatic osteopontin (a liver-specific fibrotic biomarker), and hepatic alpha-smooth muscle actin (a hepatic stellate cell activation marker associated with MASH) in mild and advanced MASH animal models.

CT-2401 is intended to be developed as an off-the-shelf, in vivo mRNA/LNP, approach designed to deliver mRNA encoding for TIM4 via LNPs that efficiently transfect Kupffer cells.

The proposed indication for CT-2401 is patients with MASH and later stage liver fibrosis (F3 and F4 compensated cirrhosis on a 4-point scale). By directly targeting a key driver of liver fibrosis in these later stage patients, we aim to show more robust benefit on fibrosis than the current types of metabolic directed agents on the market or in development. These agents generally show efficacy on steatosis, but only a small fraction of patients achieve reduction or reversal of fibrosis.

Prior to pausing research and development activities, we planned to continue to conduct pre-clinical development of CT-2401 sufficient to enable a regulatory submission to initiate a clinical trial.

Ex Vivo Oncology

CT-1119 is a mesothelin-targeted CAR-Monocyte that is designed to treat patients with advanced mesothelin-positive solid tumors, including pancreatic cancer, ovarian cancer, lung cancer, mesothelioma, and others. CT-1119 incorporates two key enhancements as compared to CT-0508 and CT-0525: (1) a next-generation CAR that, in pre-clinical studies, led to a significant increase in tumor killing and cytokine release when compared to our first generation construct, and (2) the incorporation of a signal-regulatory protein alpha (“SIRPα”), knockdown to overcome the cluster of differentiation, or CD47 immune checkpoint.

Prior to pausing our research and development activities, we planned to initiate a Phase 1 clinical trial of CT-1119, a mesothelin-targeted CAR-Monocyte, in combination with tislelizumab, an anti-PD-1 antibody, in adult patients with mesothelin-positive solid tumors, in China.

In addition to utilizing an enhanced CAR construct and SIRPα knockdown technology, the Phase 1 clinical trial design built on observations from our prior Phase 1 clinical trials. For example, the dosing schedule was based on the previously presented data from our HER2 program, in which we observed reductions in circulating tumor (ct) DNA. ctDNA is a marker of overall tumor burden and decreases can be viewed as evidence of reductions in tumor. The reductions observed in some patients after receiving CT-0508 had a nadir approximately three weeks after infusion and then rebounded. Based on this observation, repeat dosing is intended to keep therapeutic pressure on tumors and potentially provide meaningful clinical benefit. Additionally, pre-clinical data suggests a potential for synergy between CAR-M approaches and check point inhibitors, particularly PD-1. Data from the clinical trials of CT-0508 showed markers of T-cell exhaustion as having correlation with limited efficacy from HER2 CAR-M therapy. Based on the initial data from Phase 1 clinical trial of CT-0508, co-administration of a PD-1 checkpoint inhibitor and CT-0508 was generally well-tolerated in cancer patients. Therefore, the CT-1119 trial was designed to incorporate the addition of the PD-1 checkpoint inhibitor tislelizumab to the repeat administration of CT-1119.

In Vivo Oncology

To advance our in vivo CAR-M therapeutics, we established a strategic collaboration with Moderna, which utilizes Moderna’s mRNA/LNP technology, together with our CAR-M platform technology, to create novel in vivo oncology off-the-shelf gene therapy product candidates. Since entering into the agreement, we have made significant progress advancing this program. In the fourth quarter of 2023, we presented pre-clinical data from this collaboration demonstrating that CAR-M can be directly produced in vivo, successfully redirecting endogenous myeloid cells against tumor-associated antigens using mRNA/LNP. Additionally, the pre-clinical data demonstrated feasibility, tolerability, and early efficacy of in vivo CAR-M against metastatic solid tumors. In December 2023, we announced the nomination of the collaboration’s first lead candidate. In June 2024, we announced the achievement of the first development candidate under the collaboration with Moderna, triggering a $2.0 million milestone payment from Moderna. This development candidate targets GPC3 and is designed to treat solid tumors, including hepatocellular carcinoma. In November 2024, we presented pre-clinical data characterizing the efficacy of the development candidate targeting GPC3 for hepatocellular carcinoma. These pre-clinical data demonstrated robust anti-tumor activity. In February 2025, Moderna nominated 10 additional oncology targets, four of which replaced two oncology research targets and two autoimmune targets, which Moderna concurrently ceased developing. As of February 2025, all 12 oncology targets under the Moderna collaboration agreement were nominated by Moderna for which we have the potential to receive future milestones and royalty payments. We will not conduct any additional research activities under the collaboration agreement and we will not be receiving any further payments from Moderna for research and development services under the collaboration agreement. Moderna also agreed to terminate the in vivo oncology field exclusivity, which would allow us to pursue in vivo CAR-M programs, outside of the 12 nominated oncology targets, and to product polypeptides.

Background

Limitations of Current CAR-T or CAR-NK Therapies

Cellular immunotherapy is a type of immuno-oncology approach whereby human immune cells are utilized to recognize and destroy cancer cells in a targeted manner.

Despite the incredible promise shown by cell therapies for hematologic malignancies, the success has not been replicated in the solid tumor setting. There are numerous challenges impacting T and NK cell immunotherapy in patients with solid tumors, such as the inability of cells to appropriately access the tumor microenvironment (“TME”), overcome immunosuppression in the TME, and overcome target antigen heterogeneity. Importantly, there have been challenges in targeting solid tumors with CAR-T cells without inducing toxicities against normal tissues or inducing severe systemic cytokine release syndrome. To date, no CAR therapies for the treatment of solid tumors have received marketing approval.

The Opportunity for Engineered Macrophages in Treating Cancer and Liver Fibrosis

We believe that macrophage and monocyte cell therapies hold promise in addressing the limitations of other cell types and transforming the cell therapy treatment paradigm for solid tumors and fibrotic diseases. The inherent biology of macrophages and monocytes offers several potential advantages that directly apply to current barriers for cell therapy efficacy in the solid tumor context. Macrophages and monocytes are actively recruited into solid tumors, while other immune cells, such as T cells, are often actively excluded. Macrophages are professional phagocytic cells capable of directly killing tumor cells through this unique mechanism. In addition to direct killing, macrophages can secrete pro-inflammatory factors that convert the immunosuppressive TME into an environment that promotes immunity. Importantly, macrophages and monocytes are professional antigen presenting cells, meaning they can directly present tumor-derived antigens to T cells leading to anti-tumor T cell responses, a phenomenon known as epitope spreading. Epitope spreading enables activity against tumor cells which either lack or lose expression of the initial antigen targeted by the CAR — a key challenge for cell therapies — and ultimately enables macrophages and monocytes to overcome target antigen heterogeneity within the patient’s cancer.

In addition to acting as a first line of defense in the innate immune system, macrophages and monocytes are found in all tissues in the body where they serve key regulatory functions such as wound healing, termination of immune responses and tissue regeneration. The prevalence and diversity of function of macrophages and monocytes make them an attractive potential therapeutic delivery cell.

Additionally, our liver fibrosis product candidate is designed with the goal of correcting acquired macrophage deficiencies, such as the loss of efferocytosis in MASH via the downregulation of the receptor TIM4. By aiming to restore TIM4 expression in hepatic macrophages (Kupffer cells), liver fibrosis as a result of MASH or other chronic liver injury may be significantly reduced.

CAR-M Pre-clinical data

CAR-M have the potential to address the key challenges involved in treating solid tumors. Pre-clinical studies with CAR-M have demonstrated the ability to infiltrate solid tumors, phagocytose and destroy tumor cells directly, and present tumor-derived antigens leading to activation of the adaptive immune system. CAR-M mount anti-tumor immunity in numerous ways. First, CAR-M leverage the natural tumor-homing ability of macrophages and monocytes, the naturally most abundant immune cells in the TME, to traffic to both primary tumors and metastases, enabling engineered macrophages to act as a “Trojan horse,” tricking the tumor into recruiting engineered, anti-tumor CAR-M as if they were normal monocytes or macrophages. Once within the tumor, CAR-M directly kill antigen-expressing tumor cells through phagocytosis and secretion of cytotoxic factors. CAR-M secrete inflammatory cytokines and chemokines that promote a pro-inflammatory environment and lead to the recruitment of T cells and other leukocytes. Finally, CAR-M serve as professional antigen presenting cells for T cells, inducing epitope spreading, systemic anti-tumor immunity, and immune memory against tumor antigens, expanding anti-tumor immunity to target negative tumor cells and potentially preventing antigen negative relapse.

Pipeline of Product Candidates and Discovery Programs

Using our industry leading expertise and proprietary technology in macrophage and monocyte engineering, we have developed a broad pipeline of product candidates, with a focus on liver fibrosis and solid tumor oncology.

Lead oncology product candidate CT-1119 (Next generation Anti-Mesothelin CAR-Monocyte)

CT-1119 is a mesothelin-targeted CAR-Monocyte developed for study in patients with advanced mesothelin-positive solid tumors, including lung cancer, mesothelioma, pancreatic cancer, ovarian cancer, and others. CT-1119 incorporates two key enhancements: (i) a next-generation CAR that, as demonstrated in pre-clinical studies, lead to a significant increase in tumor killing and cytokine release, and (ii) the incorporation of SIRPα knockdown to overcome the CD47 immune checkpoint.

Mesothelin is a well validated tumor associated antigen. Mesothelin has been shown to be aberrantly expressed on the surface of tumor cells and plays an important role in promoting cancer invasion and proliferation. Mesothelin has been demonstrated to be expressed at high levels in mesothelioma, lung cancer, ovarian cancer, pancreatic cancer, and other solid tumors with limited expression in normal tissue. Mesothelin positive solid tumors represent a significant unmet medical need.

CT-1119 Next-Gen CAR Design

We developed additional next generation CAR-M improvements utilizing enhanced CAR constructs to increase potency and functionality of the engineered cells. This includes optimization of each element of the CAR itself — the binder (which gives the CAR specificity to a target antigen), the hinge (which connects the binder to the transmembrane domain and gives the CAR length and flexibility), the transmembrane domain (which spans the cell membrane), and the intracellular signaling domains (which are responsible for activation of immune cell function). These changes can lead to increased proinflammatory cytokine release and more potent in vitro and in vivo killing relative to the first-generation CAR construct. A next generation CAR incorporating an optimized hinge, transmembrane, and signaling domain is incorporated into CT-1119.

CT-1119 SIRPα Knockdown

We have also developed gene editing technologies for enhancing anti-tumor CAR-M functions. Macrophages naturally express the inhibitory receptor SIRPα, which suppresses phagocytosis after stimulation with CD47. Solid tumors can over-express CD47 to evade phagocytosis by macrophages. We have previously demonstrated using CRISPR/Cas9 that SIRPα knockout, can enhance CAR-M killing and phagocytosis of tumor cells.

We have now developed a proprietary single-vector system to simultaneously deliver CAR and targeted gene knockdown. A novel vector was designed to introduce custom shRNA into a synthetic CAR intron under a shared promoter. Expression of this vector concomitantly produces CAR mRNA and SIRPα -targeting shRNA.

We demonstrated that the intronic shRNA vector could deliver HER2-targeting CAR, reduce SIRPα expression, and enhance anti-tumor functions of primary human CAR-M. Importantly, the one-step vector design was as proficient as transduction followed by CRISPR/Cas9 editing. We also demonstrated that the intronic shRNA vector improved tumor clearance in vivo, as compared to unedited CAR-M.

The intronic shRNA design is a generalizable technology that is valuable for additional CAR designs, target tumor antigens, and gene knockdown targets. The modular adenoviral vector introduces gene editing capabilities while remaining compatible with pre-existing manufacturing strategies. We have incorporated our proprietary intronic shRNA vector into the CT-1119 platform to enhance anti-tumor functions and overcome the CD47 checkpoint. SIRPα knockdown is incorporated into CT-1119 utilizing intronic shRNA.

Synergistic Potential of CAR-M Therapy with T Cell Checkpoint Inhibitors

Blocking the immune checkpoint molecule PD-1 checkpoint inhibitor, has revolutionized cancer treatment for patients with a multitude of solid tumor indications. Pembrolizumab is a potent humanized immunoglobulin G4, monoclonal antibody (“mAb”), with high specificity of binding to the PD-1 checkpoint inhibitor receptor, inhibiting its interaction with programmed cell death ligand 1, and programmed cell death ligand 2. While pembrolizumab is currently indicated for the treatment of patients across several solid tumor indications, the majority of patients have either primary or secondary resistance to immune checkpoint blockade and may benefit from combinatorial therapy that could overcome immune cell exclusion, poor antigen presentation, low T cell infiltration, high tumor-associated macrophages, infiltration, a lack of productive co-stimulation, low mutational burden, intra-tumoral (“IT”), immunosuppression, and a low frequency of tumor reactive T cell clones. Multiple additional PD-1 checkpoints, including tislelizumab, have also been approved for multiple oncology indications.

Based on the data generated during pre-clinical development, CT-0508 was able to specifically recognize cancer cells through the binding of the CAR to HER2 expressed on the surface of the cancer cells. This interaction triggered activation of the CAR-M and resulted in direct anti-tumor effect by killing and phagocytosis of the tumor cells. In addition, CT-0508 recruited T cells, activated the TME, and as professional antigen presenting cells, processed and presented tumor associated antigen and/or neoantigens expressed by the tumor cells, leading to T cell immunity against these specific antigens. However, this indirect anti-tumor effect involves the engagement of T cells that may be actively suppressed, or exhausted, within the TME by a variety of factors including secreted immune-modulatory factors and inhibitory ligands expressed on both immune and tumor cells. Additionally, several studies have demonstrated that patients with low mutational burden, low major histocompatibility complex expression, defective antigen presentation, low CD8+ T cell infiltration, or minimal Type 1 T helper, cytokine signatures tend to be unresponsive to PD-1 checkpoint inhibitor blockade. Therefore, based on the mechanism of action of CAR-M and the limitations of PD-1 checkpoint inhibitor blockade, the combination of CAR-M therapy with PD-1 checkpoint inhibitor blockade therapy may be beneficial as CAR-M will drive TME remodeling and enhance antigen presentation (innate immunity) to initiate an anti-tumor T cell response (adaptive immunity) which will be strengthened by inhibiting the PD-1 checkpoint inhibitor pathway. Pre-clinical data demonstrating the synergy between CAR-M and PD-1 checkpoint blockade were published in Nature Communications in 2025 (Pierini S, et al. Nature Communications. 2025). These data lay the groundwork for exploration of combination therapies consisting of CAR-M therapies (such as CT-1119) and T cell checkpoint inhibitors (such as anti-PD1).

mRNA/LNP Platform

In collaboration with Moderna, we have developed a mRNA based in vivo CAR-M platform for oncology. This approach is highly differentiated in the cell therapy space not only because it relies on myeloid cells as the engineered effectors, but also because it utilizes direct in vivo reprogramming of patients’ own cells with a well-validated mRNA/LNP platform. By engineering patients’ own cells directly within their body, ex vivo autologous or allogeneic cell manufacturing is entirely bypassed. Importantly, while this approach enables an off-the-shelf therapy, the engineered cells are autologous, as it is the patients’ own cells being engineered into CAR-M in vivo, or directly within their body.

Studies with the LNP have shown mRNA delivery leads to CAR expression on myeloid cells (monocytes, macrophages, and dendritic cells). Preliminary data have demonstrated that the LNP is efficient in transfecting myeloid cells in vitro and in vivo. In addition, preliminary data confirms high CAR expression, viability, and CAR-M function. In the fourth quarter of 2023, we presented pre-clinical data from this collaboration demonstrating that CAR-M can be directly produced in vivo, successfully redirecting endogenous myeloid cells against tumor-associated antigens using mRNA/LNP. Additionally, the data demonstrated feasibility and early efficacy of in vivo CAR-M against metastatic solid tumors. In 2024, we announced nomination of the collaboration’s first development candidate, which will target the GPC3 antigen present on hepatocellular carcinoma, an indication with significant unmet medical need. In November 2024, we announced new pre-clinical data on our anti-GPC3 in vivo CAR-M therapy for treating hepatocellular carcinoma. These pre-clinical data demonstrated robust anti-tumor activity.

In February 2025, Moderna nominated 10 additional oncology research targets, four of which replaced two oncology research targets and two autoimmune research targets, which Moderna concurrently ceased developing. As of February 2025, Moderna has nominated all 12 oncology research targets under the collaboration for which we have the potential to receive future milestones and royalty payments. We will not conduct any additional research activities under the Moderna collaboration agreement and we will not be receiving any further research funding from Moderna under the collaboration agreement.

Liver Fibrosis

We have a research program designed for liver fibrosis caused by advanced MASH. CT-2401 is designed to address defective efferocytosis, a novel pathway believed to drive the accumulation of dead hepatocytes in the liver of MASH patients leading to collagen deposition and chronic inflammation, resulting in liver fibrosis and MASH progression. Pre-clinical data identified TIM4 as a key downregulated/lost efferocytosis receptor in MASH. CT-2401, aims to restore TIM4 expression using mRNA/LNP technology. Pre-clinical proof of concept has been established.

Ex Vivo Oncology

Past Product Candidate: CT-0508 (anti-HER2 CAR-Macrophage)

CT-0508 is a cell product comprised of autologous, peripheral blood monocyte-derived, pro inflammatory macrophages, transduced with a chimeric adenoviral vector, Ad5f35, containing an anti-HER2 CAR. HER2 is a protein on the cell surface that promotes the growth of cancer cells. The anti-HER2 CAR is a first-generation CAR composed of a fully human single-chain variable fragment derived from mAb, trastuzumab, which is specific for human HER2. The anti-HER2 scFv is fused to a CAR backbone containing a CD8 hinge, CD8 transmembrane domain, and a CD3ζ intracellular domain. The CAR is cloned into an adenoviral vector backbone and transduced into monocyte-derived macrophages. Based on the pre-clinical data generated to date, CT-0508 CAR-Macrophages are able to specifically recognize HER2 over-expressing tumor cells, which triggers both direct killing of tumor cells and phagocytosis. Additionally, CAR engagement to HER2 on tumor cells results in the secretion of a broad array of pro-inflammatory cytokines and chemokines, which contribute to the recruitment and activation of additional immune cells to the TME, including effector T cells and other antigen presenting cells. CT-0508 CAR-Macrophages are antigen presenting cells, and after phagocytosing tumor cells they process tumor-derived antigens and present them to T cells, leading to T cell immunity against tumor antigens. This additional activation of the adaptive immune system amplifies anti-tumor immune response and can lead to long term immune memory not only against HER2, the primary target, but other tumor specific neoantigens as well.

CT-0508 was studied in a multi-center open label Phase 1 clinical trial in the United States. A total of 20 patients received infusions of CT-0508 during either the primary portion of the trial (n=14) or during the expansion cohort in combination with pembrolizumab (n=6). The primary endpoints of safety and feasibility were met while the best overall response observed in any subject was stable disease (SD). The trial was closed to enrollment in April 2024 and closed in its entirety in August 2024. The final presentation of data from this trial was made in the third quarter of 2024 and results from the monotherapy portion of the trial were published in Nature Medicine in 2025 (Reiss KA, et al. Nature Medicine, 2025).

Past Product Candidate: CT-0525

CT-0525 is a cell product comprised of autologous, peripheral blood derived CD14+ monocytes transduced with a chimeric adenoviral vector, Ad5f35, containing an anti-HER2 CAR. Unlike CT-0508, CT-0525 is a non-differentiated monocyte that is not fully matured during an ex vivo cell culture process. Based on pre-clinical studies, CT-0525 is expected to differentiate into a CAR-Macrophage directly in vivo, subsequently carrying out the same mechanism of action as described above for CT-0508. CT-0525 enables potentially higher dosing, improved trafficking, and enhanced persistence.

CT-0525 was evaluated in a multi-center open label Phase 1 clinical trial in the United States. The Phase 1 clinical trial for CT-0525 was a single-arm, open-label study of systemic intravenous administration of CT-0525 intended to evaluate safety, tolerability, and the manufacturing feasibility of CT-0525. Secondary endpoints included cellular kinetics, overall response rate and duration of response. This trial enrolled participants with locally advanced (unresectable) or metastatic solid tumors over-expressing HER2 whose disease has progressed on standard approved therapies. The study consisted of two cohorts: Cohort 1 received IV administration of 3.0 billion CAR-positive cells, while Cohort 2 received IV administration of up to 10.0 billion CAR-positive cells. The first patient was dosed in May 2024. Three subjects were treated in Cohort 1 and two were treated in Cohort 2. The last patient was dosed in November 2024 and all clinical activity ended in January 2025 due to the decision to cease development of CT-0525.

Manufacturing and Delivery

We do not own or operate, and currently have no plans to establish, our own manufacturing facilities. We have relied on third-party CMOs for manufacturing of our product candidates.

We had established arrangements with contract manufacturers to supply clinical materials and manufacturing capabilities for our clinical trials.

Intellectual Property

We strive to protect and enhance our proprietary technology, inventions and improvements that we believe are commercially important to the development of our business, including through seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We also intend to rely on trade secrets related to our proprietary technology platform and our know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the fields of cancer and other indications including those related to fibrosis and other immunologic and inflammatory diseases, which may be important for the development of our business. We also may rely on regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions, where available.

Our success may depend, in part, on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend, and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid enforceable patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell or importing our products may depend on the extent to which we have rights under valid and enforceable licenses, patents or trade secrets that cover these activities. With respect to both our owned and licensed intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we file in the future, nor can we be sure that any of our existing patents or any patents that may be granted us in the future will be commercially useful in protecting our commercial products and methods of manufacturing such products, as well as being held valid if challenged.

As of July 31, 2025, we control over 40 granted patents, which are expected to expire at various times between 2033 and 2045, and over 100 patent applications pending in several jurisdictions, including the United States, Europe, Australia, Brazil, Canada, China, Israel, Japan, Korea, Mexico, New Zealand, and Singapore. Intellectual property is a critical component of our business plan for maximizing return on our investments. We are actively developing intellectual property and will continue to maintain and defend

United States and international patent rights for our products, technology, and development and improvement of our discovery platforms.

To maintain our competitive position in the market, we have spent considerable effort and resources securing intellectual property rights, including several patent rights related to our proprietary CAR technology and myeloid cell engineering technology.

Exclusively Licensed Intellectual Property — Penn

We have exclusive rights to four patent families, and non-exclusive rights to related know-how by virtue of a license agreement with the Penn. These patent families are directed to, among other things, methods of efficiently expressing CARs in myeloid cells, including monocytes, macrophages, and dendritic cells and enhancing effector activity, as well as the modified cells and compositions including such modified cells for use in several indications including various oncology targets. The applications will have an expiration date of no earlier than 2034. This licensed patent portfolio, as of July 31, 2025, includes:

●	A patent family that includes nine issued U.S. patents and three pending U.S. patent applications relating to modified macrophages, monocytes and dendritic cells comprising CARs. These U.S. patents are expected to expire in 2036, absent any term adjustments or extensions. Corresponding foreign patents and pending applications include one issued patent in Australia, one issued patent in Brazil, one issued patent in China, two issued patents in Israel, two issued patents in Japan, one issued patent in Mexico, one issued patent in Russia, one issued patent in Singapore, and pending applications in Australia, Brazil, Canada, China, Europe, Israel, India, Japan, Korea, Mexico, New Zealand, Russia, Singapore, Thailand and South Africa.
●	A patent family that includes one pending U.S. patent application relating to modified macrophages, monocytes and dendric cells in protein aggregate-associated disorders. Patent applications in this family are expected to expire in 2039, absent any term adjustments or extensions. Corresponding foreign patents and pending applications include one issued patent in Australia, one issued patent in Japan, and pending applications in Canada, China, Europe, Israel, Korea, New Zealand, and Singapore.
●	A patent family that includes one pending U.S. patent application relating to activation of antigen presenting cells. Patent applications in this family are expected to expire in 2040, absent any term adjustments or extensions.
●	A patent family that includes one issued U.S. patent and one pending U.S. patent application relating to CARs comprising human anti-mesothelin binding domains. Patent applications in this family are expected to expire in 2034, absent any adjustments or extensions. Corresponding foreign patents and pending applications include three issued patents in Australia, one issued patent in China, one issued patent in Colombia, one issued patent in Germany, two issued patents in Europe, one issued patent in Spain, one issued patent in France, one issued patent in the United Kingdom, one issued patent in Italy, two issued patents in Japan, one issued patent in Russia, and pending applications in Australia, Canada, China, Europe, and Japan.

Exclusively Licensed Intellectual Property — NYU

We have exclusive rights to one patent family, and non-exclusive rights to related know-how by virtue of a license agreement with New York University (“NYU”). The rights granted under the NYU license are to all indications for human use. This licensed patent portfolio, as of July 31, 2025, includes:

●	A patent family that includes one U.S. patent relating to a chimeric human immunodeficiency virus type 1,vector with a simian immunodeficiency virus, minimal Vpx packaging domain and method of making virions with enhanced infectivity for macrophages and dendritic cells. The U.S. patent is expected to expire in 2033, absent any term adjustments or extensions.

Carisma Owned Intellectual Property

We currently own 11 U.S. patent families, as of July 31, 2025. This owned patent portfolio includes:

●	A patent family that includes two issued U.S. patent and one pending U.S. patent applications relating to macrophages, monocytes and dendritic cells comprising novel CAR constructs. Patent applications in this family are expected to expire in

2041, absent any term adjustments or extensions. Corresponding foreign patent applications have been filed and are pending in Australia, Brazil, Canada, China, Europe, Israel, Japan, Korea, Mexico, New Zealand, Singapore, and South Africa.
●	A patent family that includes one pending U.S. application relating to mRNA transfection of macrophages, monocytes and dendritic cells comprising CARs. Patent applications in this family are expected to expire in 2041, absent any term adjustments or extensions. Corresponding foreign patent applications have been filed and are pending in Australia, China, Eurasia, Europe, Israel, India, Japan, Korea, Mexico, New Zealand, Singapore, and South Africa.
●	A patent family that includes one pending U.S. application relating to modified immune cells for fibrosis and inflammation. Patent applications in this family are expected to expire in 2041, absent any term adjustments or extensions. Corresponding foreign patent applications have been filed and are pending in Australia, China, Eurasia, Europe, Israel, India, Japan, Korea, Mexico, New Zealand, Singapore, and South Africa.
●	A patent family that includes one pending U.S. application relating to self-polarizing immune cells. Patent applications in this family are expected to expire in 2042, absent any term adjustments or extensions. Corresponding foreign patent applications have been filed and are pending in Australia, Brazil, Canada, China, Eurasia, Europe, Israel, India, Japan, Korea, Mexico, New Zealand, Singapore, and South Africa.
●	A patent family that includes one pending U.S. application relating to in vivo delivery of, among other things, CARs to macrophages, monocytes, and dendritic cells. Patent applications in this family are expected to expire in 2042, absent any term adjustments or extensions. Corresponding foreign patent applications have been filed and are pending in Australia, Europe, and Japan.
●	A patent family that includes one pending U.S. application relating to methods and constructs for modifying the response of certain cells to environmental and other stimuli. Patent applications in this family are expected to expire in 2043, absent any term adjustments or extensions. Corresponding foreign patent applications have been filed and are pending in Australia, Europe, and Japan.
●	A patent family that includes one pending PCT application relating to modified macrophages, monocytes, and dendritic cells including anti-mesothelin CARs. Patent applications in this family are expected to expire in 2043, absent any term adjustments or extensions.
●	A patent family that includes one pending PCT application relating to modified constructs including JAK/STAT binding domains. Patent applications in this family are expected to expire in 2043, absent any term adjustments or extensions.
●	A patent family that includes one pending PCT application relating to modified constructs including DAP10 and/or DAP12 domains. Patent applications in this family are expected to expire in 2044, absent any term adjustments or extensions.
●	A patent family that includes one pending PCT application relating to modified constructs including cassettes engineered to produce one or more inhibitory RNAs and a CAR. Patent applications in this family are expected to expire in 2044, absent any term adjustments or extensions.
●	A patent family that includes one pending PCT application relating to modified constructs including cassettes engineered to produce one or more chimeric signaling molecules capable of redirecting the response of cells to one or more stimuli. Patent applications in this family are expected to expire in 2044, absent any term adjustments or extensions.

We will also seek to generate additional intellectual property that covers enhancements to all aspects of the platform, including novel CARs, combinations, gene editing and manufacturing improvements. Where appropriate, we will also look to in-license relevant technology from third parties.

For more information about the Patent Purchase Agreement that we entered into with Resolution on August 18, 2025, relating to the sale of certain early-stage preclinical assets to Resolution, please see the section entitled “Carisma’s Business — Pre-Closing Legacy Asset Monetization Transactions” on page 262 of this proxy statement/prospectus.

Patent Term and Patent Term Extensions

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO, in examining and granting a patent or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug, biological product or medical device approved pursuant to a pre- market approval may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims regarding the approved drug are extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug.

Trademarks

Our trademark portfolio currently includes registered U.S. trademarks for Carisma in the United States, Europe, Great Britain and Japan. All of our trademarks are renewed on an ongoing basis. In order to supplement the protection of our brand, we also have a registered internet domain name. Going forward, we will consider additional trademarks to enhance our brand and support our products.

Trade Secrets

We rely, in some circumstances, on trade secrets to protect our unpatented technology. However, trade secrets can be difficult to protect in certain circumstances. We seek to protect our trade secrets and proprietary technology and processes, including through confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached. We may not have adequate remedies for any breach and could lose our trade secrets through such a breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions.

Moderna Collaboration and License Agreement

In collaboration with Moderna, we have established an approach that uses Moderna’s mRNA/LNP technology, together with our CAR-M platform technology, to create novel in vivo oncology gene therapies. We believe this approach has the potential to enable a series of off-the-shelf product candidates to target a patient’s own myeloid cells against cancer cells directly within their body.

In January 2022, Legacy Carisma and Moderna established this collaboration by entering into the Moderna collaboration agreement, which provides for a broad strategic collaboration to discover, develop and commercialize in vivo engineered CAR-M therapeutics. Under the Moderna collaboration agreement, the parties initiated research programs during a research term, focused on the discovery and research of products directed to biological targets. Moderna’s mRNA platform builds on continuous advances in basic and applied mRNA science, delivery technology and manufacturing, and has allowed the development of therapeutics and vaccines for infectious diseases, immuno-oncology, rare diseases, cardiovascular diseases and auto-immune diseases. In February 2025, Moderna nominated 10 additional oncology research targets, four of which replaced two oncology research targets and two autoimmune research targets, which Moderna concurrently ceased developing. As of February 2025, Moderna has nominated all 12 oncology research targets under the Moderna collaboration agreement for which we have the potential to receive future milestones and royalty payments. We will not conduct any additional research activities under the Moderna collaboration agreement and we will not be receiving any further research funding from Moderna under the Moderna collaboration agreement. We received the final research and development payment of $2.9 million from Moderna in January 2025.

Moderna has the right to designate up to 12 research targets as development targets during a specified development target nomination period upon payment of a development target designation milestone payment. To date, Moderna has designated one research target as a development target. This development candidate targets GPC3 and is designed to treat solid tumors, including hepatocellular carcinoma. Moderna can replace development targets with research targets during a specified period of time. If

Moderna exercises its right to designate a development target, Moderna will have a worldwide, exclusive license under patents and know-how controlled by us to develop and commercialize products directed to the applicable development target, subject to certain diligence obligations.

Commencing a specified time after the effective date of the Moderna License Agreement, Moderna will have the right to nominate targets relating to diseases outside the field of oncology for inclusion in research programs in specified circumstances. Such right is subject to the same exclusions as Moderna’s right to nominate other targets for inclusion in research programs.

During the term of the Moderna License Agreement, we and our affiliates are subject to various exclusivity obligations under which we are not permitted to research, develop or commercialize particular products outside of the collaboration, including products directed to any target included in the collaboration, or products containing a polypeptide provided by us to Moderna in connection with a research program that are directed to any development target. Moderna agreed to terminate the in vivo oncology field exclusivity, which would allow us to pursue in vivo CAR-M programs, outside of the 12 nominated oncology targets and product polypeptides.

Under the terms of the Moderna License Agreement, we received a $45.0 million up-front cash payment. Assuming Moderna develops and commercializes 12 products, each directed to a different development target, we are also eligible to receive up to between $247.0 million and $253.0 million per product in development target designation, development, regulatory and commercial milestone payments. In addition, we are eligible to receive tiered mid-to-high single digit royalties on net product sales, subject to adjustment. Moderna has also agreed to cover the cost of certain milestone payments and royalties we owe as a licensor under one of our intellectual property in-license agreements with Penn that we are sublicensing to Moderna under the Moderna License Agreement, which royalties Moderna may deduct in part from any royalties owed to us.

Unless earlier terminated, the Moderna License Agreement will expire upon the expiration of all royalty obligations thereunder. The royalty period for each product developed under the Moderna License Agreement will expire on a country-by-country basis upon the later of (i) the expiration of the last-to-expire valid patent claim of specified patents, (ii) the expiration of regulatory-based exclusivity for such product in such country or (iii) 10 years after the first commercial sale with respect to such product in such country. Moderna has the right to terminate the Moderna License Agreement for convenience in its entirety or with respect to a specific product or target on 90 days’ prior notice. Either we or Moderna may terminate the Moderna License Agreement in its entirety if the other party is in material breach and such breach is not cured within the specified cure period, except in the case of Moderna’s breach of its diligence obligations, termination by us is limited to the applicable target and product. In addition, either we or Moderna may terminate the Moderna License Agreement in the event of specified insolvency events involving the other party. As an alternative to termination in the event of our uncured material breach of certain sections of the agreement, Moderna has the option to continue the collaboration under the agreement with reduced payment obligations.

Penn License Agreement

In November 2017, Legacy Carisma entered into Penn License Agreement, with Penn, which was amended in February 2018, January 2019, March 2020 and June 2021. Pursuant to the Penn License Agreement, Penn granted us (i) an exclusive, worldwide license, with specified rights to sublicense, under Penn’s interest in specified patents related to CAR macrophages, monocytes or dendritic cells, (ii) an exclusive, worldwide license, with specified rights to sublicense, under Penn’s interest in specified patents related to CAR-M directed to mesothelin, and (iii) a nonexclusive, worldwide license under Penn’s interest in specified know-how related to CAR-M, with limited rights to sublicense only in combination with specified products or patents. These licensed patents and know-how arose primarily from research conducted by Dr. Saar Gill and Dr. Michael Klichinsky at Penn, co-founders of Carisma. The foregoing licenses are subject to rights retained by Penn for specified non-commercial uses and rights retained by the U.S. government. Under the Penn License Agreement, we are obligated to use commercially reasonable efforts to pursue development and commercialization of at least one CAR-M product in oncology and non-oncology fields.

We are responsible for paying Penn an annual license maintenance fee in the low tens of thousands of dollars, payable until our first payment of a royalty. We are required to pay Penn up to $10.9 million per product in development and regulatory milestone payments, up to $30.0 million per product in commercial milestone payments, and up to an additional $1.7 million in development and regulatory milestone payments for the first CAR-M product directed to mesothelin. While the agreement remains in effect, we are required to pay Penn low to mid-single digit percentage tiered royalties on annual net sales of licensed products, which may be subject to reductions. Penn is guaranteed a minimum royalty payment amount in the low hundreds of thousands of dollars for each year after the first commercial sale of a licensed product. We must also pay Penn a percentage in the mid-single digits to low double digits of certain types of income we receive from sublicensees. In addition, we are required to pay Penn an annual alliance management fee in the low tens of thousands of dollars, ending after several years, unless we provide funding to Penn for research and development activities that extend beyond a specified date, in which case we will continue to owe the alliance management fee for each year in which we continue to fund such activities. We also paid Penn an upfront fee in the low hundreds of thousands of dollars for the license to the patents related to the mesothelin binder that is incorporated into the CAR design for our mesothelin product candidate. We are responsible for a pro rata share of costs relating to the prosecution and maintenance of the licensed patents.

The royalty period for each licensed product will expire on a product-by-product basis upon the later of (i) the expiration of the last-to-expire valid patent claim of the licensed patents covering such product in the country of sale or in the country of manufacture, or (ii) the expiration of regulatory-based exclusivity for such product in the country of sale. The license agreement remains in effect until the later of (i) expiration or abandonment of the last licensed patent or (ii) loss of regulatory exclusivity. We may terminate the agreement for convenience upon thirty days’ prior notice. Penn may terminate the agreement for our material breach, subject to a specified cure period, except for certain breaches for which Penn may terminate immediately. Penn may also terminate if we become the subject of a specified insolvency event.

NYU License Agreement

In July 2020, Legacy Carisma entered into NYU License Agreement. Pursuant to the NYU License Agreement, NYU granted us (i) an exclusive, worldwide license, with specified rights to sublicense, under NYU’s interest in specified patents related to the Vpx-LV and (ii) a nonexclusive, worldwide license, with specified rights to sublicense, under NYU’s interest in specified know-how related to the Vpx-LV, in each case to develop, manufacture, use and sell products developed using the Vpx-LV (the “Licensed Products”). The foregoing licenses are subject to rights retained by NYU to use, and to permit other non-commercial entities to use, the licensed patents and licensed know-how for educational and research purposes, as well as rights retained by the U.S. government. Under the NYU License Agreement, we are obligated to use reasonable diligence to carry out a specified development plan and to obtain regulatory approval for Licensed Products in the United States and each of the other countries in which we or our sublicensees intend to produce, use, and/or sell Licensed Products, as well as to begin the regular commercial production, use, and sale of the Licensed Products in good faith in accordance with the development plan and to continue diligently thereafter to commercialize the Licensed Products.

We are required to pay NYU an annual license maintenance fee in the mid tens of thousands of dollars; up to $1,685,000 per Licensed Product in development and regulatory milestone payments; and low single digit percentage tiered royalties on annual net sales of Licensed Products on a country-by-country basis until the later of (i) 12 years after first commercial sale of a Licensed Product in such country or (ii) expiration of the last to expire licensed patent. We must also pay NYU a percentage in the low single digits to low double digits of certain types of income we receive from sublicensees or assignees of the agreement. We are also responsible for all costs relating to the prosecution, maintenance, and defense of the licensed patents.

The NYU License Agreement remains in effect until the expiration of all royalty terms in all countries. Either party may terminate the NYU License Agreement for the other party’s uncured material breach or insolvency or bankruptcy.

Competition

The biopharmaceutical industry, and in particular the cell therapy field and liver fibrosis field, is characterized by intense investment and competition aimed at rapidly advancing new technologies, intense competition, and a strong emphasis on intellectual property and proprietary products. Our platform and therapeutic product candidates are expected to face substantial competition from multiple technologies, marketed products, and numerous other therapies being developed by other biopharmaceutical companies, academic research institutions, governmental agencies, and public and private research institutions. Many of our potential competitors have substantially greater financial, technical, and other resources, such as larger research and development staff, established manufacturing capabilities and facilities, and experienced marketing organizations with well-established sales forces, and any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. In addition, there is substantial patent infringement litigation in the biopharmaceutical industry, and, in the future, we may bring or defend such litigation against our competitors.

The key competitive factors affecting the success of our product candidates, if approved, are likely to be their efficacy, safety, convenience and price, the level of competition, and the availability of coverage and adequate reimbursement from third-party payors.

Unlike other cell therapy approaches, our CAR-M platform is based on engineering macrophages and monocytes with proprietary vectors, constructs, and processes, enabling a differentiated platform from other cell therapy competitors that primarily focus on T or natural killer cells (“NK cells”). While we believe that our scientific expertise, novel technology, and intellectual property position offer competitive advantages, we face competition from multiple other cell therapy technologies and companies. Other companies developing engineered myeloid cell therapies include, among others, Myeloid Therapeutics, Shoreline Biosciences, Inceptor Bio, Thunder Bio, Resolution Therapeutics, CellOrigin, Deverra, BobcatBio, and others.

Due to the broad promise of cell therapies, and the potential of myeloid cell-based approaches to expand cell therapy efficacy into solid tumors and liver fibrosis, we expect increasing competition from new and existing companies across several fronts, which include, among others:

●	Myeloid cell therapies: CellOrigin, Deverra, Inceptor Bio, Myeloid Therapeutics, Resolution Therapeutics, Shoreline Biosciences, Thunder Bio, among others
●	Autologous T cell therapies: 2seventy, Adaptimmune, Autolus, Bristol Myers Squibb, Cabaletta, Gracell, Kite/Gilead, Novartis, Poseida, TScan, Vor, among others
●	Allogeneic T cell therapies: Allogene, Atara, Caribou, Century, Cellectis, Celyad, CRISPR, Fate, Gracell, Kite/ Gilead, Legend, Poseida, Precision Bio, Sana, TScan, Vor, among others
●	NK and other cell therapies: Adicet, Artiva, Celularity, Century, Editas, Fate, Fortress, Gamida Cell, ImmunityBio, Nkarta, NKGen, Takeda, among others
●	Direct in vivo reprogrammed cell therapies: BioNTech, Ensoma, Interius, Sanofi, Umoja, Orna Therapeutics, Myeloid Therapeutics, Capstan, Abbvie, Alaya.bio, Liberate Bio, Generation Bio, EsoBiotec, among others
●	Liver fibrosis therapies: Madrigal, Akero, 89Bio, Boston Pharma, Resolution Therapeutics, among others and major pharmaceutical companies developing incretin therapies such as Eli Lilly, NovoNordisk, and others.

In addition to competition from other cell therapy companies, any products that we develop may also face competition from other types of therapies. Other companies developing non-cell therapies, including gene therapies, in relevant therapeutic areas include Gilead, ALX Oncology, Five-Prime, Immune-Onc, Pionyr, Infinity, NextCure, OncoResponse, Curis, Faron, Apexigen, Pfizer, Dren, and multiple biotechnology and pharmaceutical companies developing other directly competitive technologies such as small molecules, immune agonists, antibodies, bi/tri specific antibodies, antibody drug conjugates, and other solid tumor therapeutics.

We also have competed, and if we resume our historical research and development activities will continue to compete with third parties for retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. If we were to resume our historical research and development activities, we may pursue the in-license or acquisition of rights to complementary technologies and product candidates on an opportunistic basis. The acquisition and licensing of technologies and product candidates is a competitive area, and a number of more established companies also have similar strategies to in-license or acquire technologies and product candidates that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to in-license or acquire the relevant technology or product candidate on terms that would allow it to make an appropriate return on our investment.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, including as result of our decision to pause research and development activities, which could result in our competitors establishing a strong market position before it is able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union (“EU”), extensively regulate, among other things, the research, development, testing, manufacture, pricing, reimbursement, sales, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products, including biological products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources and may have a substantial impact on our business.

Licensure and Regulation of Biologics in the United States

In the United States, our product candidates are regulated as biological products, or biologics, under the Public Health Service Act (“PHSA”) and the FDCA, and its implementing regulations and guidance. A company, institution, or organization which takes responsibility for the initiation and management of a clinical development program for such products, and for their regulatory approval, is typically referred to as a sponsor. The failure of a sponsor to comply with the applicable U.S. requirements at any time during the product development process, including pre-clinical testing, clinical testing, the approval process, or post-approval process, may subject a sponsor to delays in the conduct of the study, regulatory review, and approval, and/or administrative or judicial sanctions.

A sponsor seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:

●	pre-clinical laboratory tests, animal studies, and formulation studies all performed in accordance with the FDA’s good laboratory practice (“GLP”), regulations and standards and other applicable regulations;
●	completion of the manufacture, under cGMP, conditions, of the drug substance and drug product that the sponsor intends to use in human clinical trials along with required analytical and stability testing;
●	design of a clinical protocol and submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;
●	approval by an independent IRB representing each clinical site before each clinical trial may be initiated;
●	performance of adequate and well-controlled human clinical trials to establish the safety, potency, and purity of the product candidate for each proposed indication, in accordance with current IND and GCP;
●	preparation and submission to the FDA of a BLA, for a biologic product requesting marketing for one or more proposed indications, including submission of detailed information on the CMC, for the product in clinical development and proposed labeling;
●	review of the product by an FDA advisory committee, where appropriate or if applicable;
●	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods, and controls are adequate to preserve the product’s identity, strength, quality, and purity;
●	satisfactory completion of any FDA audits of the pre-clinical studies and clinical trial sites to assure compliance with GLP, as applicable, and GCP, and the integrity of clinical data in support of the BLA;
●	payment of substantial application and program fees under the PDUFA;
●	FDA review and approval of the BLA authorizing the licensure and marketing of the new biologic product for particular indications in the United States; and

compliance with any post-approval requirements, including the potential requirement to implement a REMS and any post-approval studies or other post-marketing commitments required by the FDA.

Pre-clinical Studies

Before testing any biologic product candidate in humans, the product candidate must undergo pre-clinical testing. Pre-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate the potential for efficacy and toxicity in animal studies. These studies are often referred to as IND-enabling studies. The conduct of the pre-clinical tests and formulation of the compounds for testing must comply with federal regulations and requirements, including GLP regulations and standards and the U.S. Department of Agriculture’s Animal Welfare Act, if applicable. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. With passage of the FDA’s Modernization Act 2.0 in December 2022, Congress eliminated provisions in both the FDCA and PHSA, that required animal testing in support of a BLA. While animal testing may still be conducted, the FDA was authorized to rely on alternative non-clinical tests, including cell-based assays, micro-physiological systems or bio-printed or computer models.

Investigational New Drug Application

An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks or any issues surrounding CMC for the proposed product. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trials can begin or recommence. As a result, submission of the IND may result in the FDA not allowing the trials to commence or allowing the trial to commence on the terms originally specified by the sponsor in the IND.

If the FDA raises concerns or questions either during this initial 30-day period, or at any time following allowance of an IND, it may choose to impose a partial or complete clinical hold. Clinical holds are imposed by the FDA whenever there is concern for patient safety and may be a result of new data, findings, or developments in preclinical and/or clinical trials, and/or CMC. This order issued by the FDA would delay either a proposed clinical trial or cause suspension of an ongoing trial, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigations may proceed. This could cause significant delays or difficulties in completing a planned clinical trial or future clinical trials in a timely manner.

Following the issuance of a clinical hold or partial clinical hold, a clinical investigation may only resume once the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed or recommence.

Expanded Access to an Investigational Drug for Treatment Use

Expanded access, sometimes called “compassionate use,” is the use of investigational products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. The rules and regulations related to expanded access are intended to improve access to investigational products for patients who may benefit from investigational therapies. FDA regulations allow access to investigational products under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the investigational product under a treatment protocol or treatment IND application.

When considering an IND application for expanded access to an investigational product with the purpose of treating a patient or a group of patients, the sponsor and treating physicians or investigators will determine suitability when all of the following criteria apply: patient(s) have a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; the potential patient benefit justifies the potential risks of the treatment and the potential risks are not unreasonable in the context or condition to be treated; and the expanded use of the investigational drug for the requested treatment will not interfere with initiation, conduct, or completion of clinical investigations that could support marketing approval of the product or otherwise compromise the potential development of the product.

There is no obligation for a sponsor to make its drug products available for expanded access; however, as required by the 21st Century Cures Act (the “Cures Act”) passed in 2016, if a sponsor has a policy regarding how it evaluates and responds to expanded access requests, sponsors are required to make such policies publicly available upon the earlier of initiation of a Phase 2 or Phase 3 clinical trial, or 15 days after the investigational drug or biologic receives designation as a breakthrough therapy, fast track product, or RMAT.

In addition to and separate from expanded access, the Right to Try Act, among other things, provides a federal framework for certain patients to access certain investigational products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a manufacturer to make its investigational products available to eligible patients as a result of the Right to Try Act.

Human Clinical Trials in Support of a BLA

Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease or condition to be treated under the supervision of a qualified principal investigator in accordance with GCP requirements. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, inclusion and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

Further, each clinical trial must be reviewed and approved by an IRB either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, the safety of human subjects, and the possible liability of the institution. An IRB must operate in compliance with FDA regulations. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or that the participants are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data monitoring committee (“DMC”). A DMC may recommend continuation of the trial as planned, changes in trial conduct, or cessation of the trial at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk on the basis of data and information to which only the DMC has access.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may be required after approval.

●	Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion, and pharmacodynamics in healthy humans or, on occasion, in patients, such as cancer patients.
●	Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the potency and purity of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials.
●	Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate dosage, provide substantial evidence of clinical efficacy, and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites. A well-controlled, statistically robust Phase 3 trial may be designed to deliver the data that regulatory authorities will use to decide whether or not to approve, and, if approved, how to appropriately label a biologic; such Phase 3 studies are referred to as “pivotal.”

In some cases, the FDA may approve a BLA for a product but require the sponsor to conduct additional clinical trials to further assess the product’s safety, potency and purity after approval. Such trials are typically referred to as post approval or post marketing clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any post marketing clinical trial requirement or to request a change in the product labeling.

The failure to exercise due diligence with regard to conducting post approval clinical trials could result in withdrawal of approval for products.

A clinical trial may combine the elements of more than one phase and the FDA often requires more than one Phase 3 trial to support marketing approval of a product candidate. A company’s designation of a clinical trial as being of a particular phase is not necessarily indicative that the study will be sufficient to satisfy the FDA requirements of that phase because this determination cannot be made until the protocol and data have been submitted to and reviewed by the FDA. Generally, pivotal trials are Phase 3 trials, but they may be Phase 2 trials if the design provides a well-controlled and reliable assessment of clinical benefit, particularly in an area of unmet medical need.

In December 2022, with the passage of the FDORA, Congress required sponsors to develop and submit a diversity action plan for each Phase 3 clinical trial or any other “pivotal study” of a new drug or biological product. These plans are meant to encourage the enrollment of more diverse patient populations in late-stage clinical trials of FDA-regulated products. Specifically, action plans must include the sponsor’s goals for enrollment, the underlying rationale for those goals, and an explanation of how the sponsor intends to meet them. In addition to these requirements, the legislation directs the FDA to issue new guidance on diversity action plans. In June 2024, as mandated by FDORA, the FDA issued draft guidance outlining the general requirements for diversity action plans. Unlike most guidance documents issued by the FDA, the diversity action plan guidance when finalized will have the force of law because FDORA specifically dictates that the form and manner for submission of diversity action plans are specified in FDA guidance.

In June 2023, the FDA issued draft guidance with updated recommendations for GCPs aimed at modernizing the design and conduct of clinical trials. The updates are intended to help pave the way for more efficient clinical trials to facilitate the development of medical products. The draft guidance is adopted from the International Council for Harmonisation’s recently updated E6(R3) draft guideline that was developed to enable the incorporation of rapidly developing technological and methodological innovations into the clinical trial enterprise. That guideline was finalized by the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use on January 6, 2025. In addition, the FDA issued draft guidance outlining recommendations for the implementation of decentralized clinical trials.

Finally, sponsors of clinical trials are required to register and disclose certain clinical trial information on a public registry, clinicaltrials.gov, maintained by the NIH. In particular, information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Although sponsors are also obligated to disclose the results of their clinical trials after completion, disclosure of the results can be delayed in some cases for up to two years after the date of completion of the trial. The NIH’s final rule on registration and reporting requirements for clinical trials became effective in 2017. The PHSA grants the Secretary of the HHS, the authority to issue a notice of noncompliance to a responsible party to failure to submit clinical trial information as required. The responsible party, however, is allowed 30 days to correct the noncompliance and submit the required information. As of December 19, 2024, the FDA has issued six notices of non-compliance, signaling the government’s willingness to enforce these requirements against non-compliant clinical trial sponsors. While these notices of non-compliance did not result in civil monetary penalties, the failure to submit clinical trial information to clinicaltrials.gov, as required, is a prohibited act under the FDCA with violations subject to potential civil monetary penalties of up to $10,000 for each day the violation continues.

Clinical Studies Outside the United States in Support of FDA Approval

In connection with a clinical development program, a sponsor may conduct trials at sites outside the United States. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When a foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval. Specifically, the studies must be conducted in accordance with GCP, including undergoing review and receiving approval by an independent ethics committee and seeking and receiving informed consent from subjects. GCP requirements encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.

The acceptance by the FDA of study data from clinical trials conducted outside the United States in support of U.S. approval may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States., the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.

In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted.

Interactions with FDA During the Clinical Development Program

Following the clearance of an IND and the commencement of clinical trials, the sponsor will continue to have interactions with the FDA. A development safety update report detailing the results of clinical trials must be submitted annually within 60 days of the anniversary dates that the IND went into effect. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other trials or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the occurrence of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

In addition, sponsors are given opportunities to meet with the FDA at certain points in the clinical development program. Specifically, there are five types of meetings that occur between sponsors and the FDA. Type A meetings are those that are necessary for an otherwise stalled product development program to proceed or to address an important safety issue. Type B meetings include pre-IND and pre-BLA meetings, as well as end of phase meetings such as End of Phase 2 meetings. A Type C meeting is any meeting other than a Type A or Type B meeting regarding the development and review of a product. A Type D meeting is focused on a narrow set of issues, which should be limited to no more than two focused topics, and should not require input from more than three disciplines or divisions. Finally, INitial Targeted Engagement for Regulatory Advice on CBER/CDER ProducTs meetings are intended for novel products and development programs that present unique challenges in the early development of an investigational product.

These meetings provide an opportunity for the sponsor to share information about the data gathered to date with the FDA and for the FDA to provide advice on the next phase of development. At the conclusion of these meetings, the FDA will typically provide its responses to questions posed by the sponsor regarding the clinical development program. The FDA will not indicate whether a BLA will be approved, but it will provide guidance to the sponsor on various questions, including whether an application should be submitted in the first place on the basis of the studies and data proposed by the sponsor. The FDA has indicated that its responses, as conveyed in meeting minutes and advice letters, only constitute mere recommendations and/or advice made to a sponsor and, as such, sponsors are not bound by such recommendations and/or advice. Nonetheless, from a practical perspective, a sponsor’s failure to follow the FDA’s recommendations for design of a clinical program may put the program at significant risk of failure.

Special Regulations and Guidance Governing Gene Therapy Products

The FDA has defined a gene therapy product as one that mediates its effects by transcription and/or translation of transferred genetic material and/or by integrating into the host genome and which is administered as nucleic acids, viruses, or genetically engineered microorganisms. The products may be used to modify cells in vivo or transferred to cells ex vivo prior to administration to the recipient.

Within the FDA, the CBER regulates gene therapy products. Within CBER, the FDA has established the OTAT to consolidate the review of gene therapy and related products, and has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER in its review. In September 2022, the FDA announced renaming of the OTAT to the OTP, and elevation of the OTP to a “Super Office” to meet its growing cell and gene therapy workload and new commitments under the PDUFA for fiscal years 2023 to 2027.

The FDA has issued various guidance documents regarding gene therapies, including a November 2024 draft guidance to address frequently asked questions surrounding the development of cellular and gene therapy products and final guidance documents released in January 2020 relating to CMC information for gene therapy INDs, gene therapies for rare diseases and gene therapies for retinal disorders, as well as draft guidance in January 2021 for Human Gene Therapy for Neurodegenerative Diseases. Although the FDA has indicated that these and other guidance documents it previously issued are not legally binding, we believes that our compliance with them is likely necessary to gain approval for any gene therapy product candidate we may develop. The guidance documents provide additional factors that the FDA will consider at each of the above stages of development and relate to, among other things, the proper pre-clinical assessment of gene therapies; the CMC information that should be included in an IND application; the proper design of tests to measure product potency in support of an IND or BLA application; and measures to observe delayed adverse effects in subjects who have been exposed to investigational gene therapies when the risk of such effects is high. Further, the FDA usually recommends that sponsors observe subjects for potential gene therapy-related delayed adverse events for a 15-year period, including a minimum of five years of annual examinations followed by 10 years of annual queries, either in person or by questionnaire.

Finally, for a gene therapy product, the FDA also will not approve the product if the manufacturer is not in compliance with GTP. These standards are found in FDA regulations and guidance that govern the methods used in, and the facilities and controls used for, the manufacture of HCT/Ps, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that T cell and tissue-based products are manufactured in a manner designed to prevent the introduction, transmission, and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing.

Pediatric Studies

Under the PREA, a BLA or supplement thereto must contain data that are adequate to assess the safety, potency and purity of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the sponsor plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The sponsor, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the sponsor may request an amendment to the plan at any time. In May 2023, the FDA issued new draft guidance that further describes the pediatric study requirements under PREA.

The FDA may, on its own initiative or at the request of the sponsor, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. A deferral may be granted for several reasons, including a finding that the product or therapeutic candidate is ready for approval for use in adults before pediatric trials are completed. The FDA is required to send a PREA Non-Compliance letter to sponsors who have failed to submit their pediatric assessments under PREA, have failed to seek or obtain a deferral or deferral extension or have failed to request approval for a required pediatric formulation. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation, although the FDA has recently taken steps to limit what it considers abuse of this statutory exemption in PREA. The FDA also maintains a list of diseases that are exempt from PREA requirements due to low prevalence of disease in the pediatric population.

Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation, although the FDA has taken steps to limit what it considers abuse of this statutory exemption in PREA. Further, Section 505B of the FDCA, as amended by the FDARA requires that any original NDA or BLA submitted on or after August 18, 2020, for a new active ingredient, must contain reports on the molecularly targeted pediatric cancer investigation, unless the requirement is waived or deferred, if the drug that is the subject of the application is: (i) intended for the treatment of an adult cancer, and (ii) directed at a molecular target that the Secretary determines to be substantially relevant to the growth or progression of a pediatric cancer in accordance with FDA guidance. The FDA also maintains a list of diseases that are exempt from PREA requirements due to low prevalence of disease in the pediatric population.

Compliance with cGMP Requirements

Concurrent with clinical trials, sponsors usually complete additional animal safety studies, develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing commercial quantities of the product candidate in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other criteria, the sponsor must develop methods for testing the identity, strength, quality, and purity of the finished product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Specifically, the FDA’s regulations require that pharmaceutical products be manufactured in specific approved facilities and in accordance with cGMPs. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. Manufacturers and other entities involved in the manufacture and distribution of approved pharmaceuticals are required to register their establishments with the FDA and some state agencies, and they are subject to periodic unannounced inspections by the FDA for compliance with cGMPs and other requirements. The Prepare for and Respond to Existing Viruses, Emerging New Threats, and Pandemics Act, which was enacted in December 2022, clarifies that foreign drug manufacturing establishments are subject to registration and listing requirements even if a drug or biologic undergoes further manufacture, preparation, propagation, compounding, or processing at a separate establishment outside the United States prior to being imported or offered for import into the United States.

Manufacturers and others involved in the manufacture and distribution of products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Any product manufactured by or imported from a facility that has not registered, whether foreign or domestic, is deemed misbranded under the FDCA. Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Inspections must follow a “risk-based schedule” that may result in certain establishments being inspected more frequently. Manufacturers may also have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the FDA may lead to a product being deemed to be adulterated.

Submission and Review of a BLA

The results of product candidate development, pre-clinical testing, and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of a BLA requesting license to market the product. The BLA must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee. Under federal law, the submission of most BLAs is subject to an application user fee, which for federal fiscal year 2025 is $4,310,002 for an application requiring clinical data. The sponsor of a licensed BLA is also subject to an annual program fee, which for federal fiscal year 2025 is $403,889. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

Following submission of a BLA, the FDA has 60 days to conduct a preliminary review of the application and it must inform the sponsor within that period of time whether the BLA is sufficiently complete to permit substantive review. In the event that the FDA determines that an application does not satisfy this standard, it will issue a Refuse to File determination to the sponsor. The FDA may request additional information and studies, and the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.

Once the submission has been accepted for filing, the FDA begins an in-depth review of the application. Under the goals and policies agreed to by the FDA under the PDUFA, the FDA has 10 months in which to complete its initial review of a standard application and respond to the sponsor, and six months for a priority review of the application. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs. The review process may often be significantly extended by the FDA requests for additional information or clarification. The review process and the PDUFA goal date may be extended by three months if the FDA requests or if the sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

The FDA seeks to meet these timelines for review of an application but its ability to do so may be affected by a variety of factors. While the costs associated with review of an application are typically covered by the PDUFA user fee program, other activities, including government budget and funding levels, the ability to hire and retain key personnel and statutory, regulatory and policy changes, may impact the FDA’s review and approval of marketing applications. Average review times at the FDA have fluctuated in recent years as a result. For example, during the past decade, the U.S. government has shut down several times and certain regulatory agencies, including the FDA, has had to furlough critical employees and stop critical activities. Further, there is substantial uncertainty as to how measures being implemented by the new Trump administration across the government will impact the FDA and other federal agencies with jurisdiction over biologics. For example, the potential loss of FDA personnel could lead to further disruptions and delays in the FDA’s operations and activities.

In connection with its review of a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.

The FDA also may inspect the sponsor and one or more clinical trial sites to assure compliance with IND and GCP requirements and the integrity of the clinical data submitted to the FDA. With passage of the FDORA, Congress clarified the FDA’s authority to conduct inspections by expressly permitting inspections of facilities involved in the preparation, conduct, or analysis of clinical and non-clinical studies submitted to the FDA as well as other persons holding study records or involved in the study process.

The FDA may also refer the application to an advisory committee for review, evaluation, and recommendation as to whether the application should be approved. In particular, the FDA may refer applications for novel biologic products or biologic products that present difficult questions of safety, potency or purity to an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates, and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions on approval. Data from clinical trials are not always conclusive, and the FDA or its advisory committee may interpret data differently than the sponsor interprets the same data. The FDA may also re-analyze the clinical trial data, which could result in extensive discussions between the FDA and the sponsor during the review process.

Moreover, the FDA will review a sponsor’s financial relationship with the principal investigators who conducted the clinical trials in support of the BLA. That is because, under certain circumstances, principal investigators at a clinical trial site may also serve as scientific advisors or consultants to a sponsor and receive compensation in connection with such services. Depending on the level of that compensation and any other financial interest a principal investigator may have in a sponsor, the sponsor may be required to report these relationships to the FDA. The FDA will then evaluate that financial relationship and determine whether it creates a conflict of interest or otherwise affects the interpretation of the trial or the integrity of the data generated at the principal investigator’s clinical trial site. If so, the FDA may exclude data from the clinical trial site in connection with its determination of safety, potency and purity of the investigational product.

The FDA also may require submission of a REMS if it determines that a REMS is necessary to ensure that the benefits of the product outweigh its risks and to assure the safe use of the product. The REMS could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use (“ETASU”), such as restricted distribution methods, patient registries or other risk minimization tools. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS is needed, the sponsor of the application must submit a proposed REMS and the FDA will not approve the application without a REMS.

The FDA’s Decision on a BLA

Under the PHSA the FDA may approve a BLA if it determines that the product is safe, pure, and potent, and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure, and potent. Specifically, the FDA must determine that the expected benefits of the proposed product outweigh its potential risks to patients. This “benefit- risk” assessment is informed by the extensive body of evidence about the proposed product in the BLA. On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of pre-clinical and clinical trial sites to assure compliance with GCPs, the FDA may issue a complete response letter (“CRL”) or an approval letter.

If the application is not approved, the FDA will issue a CRL, which will contain the conditions that must be met in order to secure final approval of the application and will outline recommended actions the sponsor might take to obtain approval of the application. Sponsors that receive a CRL may submit to the FDA information that represents a complete response to the issues identified by the FDA, withdraw the application or request a hearing. The FDA will not approve an application until issues identified in the CRL have been addressed. If a CRL is issued, the sponsor will have one year to respond to the deficiencies identified by the FDA, at which time the FDA can deem the application withdrawn or, in its discretion, grant the sponsor an additional six-month extension to respond.

An approval letter, on the other hand, authorizes commercial marketing of the product with specific prescribing information for specific indications. The FDA may limit the approved indication(s) for use of the product. It may also require that contraindications, warnings, or precautions be included in the product labeling. In addition, the FDA may call for post -approval studies, including Phase 4 clinical trials, to further assess the product’s efficacy and/or safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Expedited Review Programs

The FDA is authorized to expedite the review of applications in several ways. None of these expedited programs changes the standards for approval but each may help expedite the development or approval process governing product candidates.

●	Fast Track designation. The sponsor of a product candidate may request the FDA to designate the product for a specific indication as a Fast Track product concurrent with or after the filing of the IND. Candidate products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track application before the application is complete, a process known as rolling review.
●	Breakthrough therapy designation. To qualify for the breakthrough therapy program, product candidates must be intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence must indicate that such product candidates may demonstrate substantial improvement on one or more clinically significant endpoints over existing therapies. The FDA will seek to ensure the sponsor of a breakthrough therapy product candidate receives intensive guidance on an efficient drug development program, intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review and rolling review.
●	Priority review. A product candidate is eligible for priority review if it treats a serious condition and, if approved, it would be a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention compared to marketed products. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety, potency and purity in a new subpopulation. The FDA aims to complete its review of priority review applications within six months as opposed to 10 months for standard review.
●	Accelerated approval. Drug or biologic products studied for their safety, potency and purity in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval. Accelerated approval means that a product candidate may be approved on the basis of adequate and well controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity and prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biologic product candidate receiving accelerated approval perform adequate and well controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials.
●	With the passage of FDORA in December 2022, Congress modified certain provisions governing accelerated approval of drug and biologic products. Specifically, the new legislation authorized the FDA to require a sponsor to have its confirmatory clinical trial underway before accelerated approval is awarded and require a sponsor of a product granted accelerated approval to submit progress reports on its post-approval studies to the FDA every six months (until the study is completed). Moreover, FDORA established expedited procedures authorizing the FDA to withdraw an accelerated approval if certain conditions are met, including where a required confirmatory study fails to verify and describe the predicted clinical benefit or where evidence demonstrates the product is not shown to be safe or effective under the conditions of use. The FDA may also use such procedures to withdraw an accelerated approval if a sponsor fails to conduct any required post-approval study of the product with due diligence, including with respect to “conditions specified by the Secretary.” The new procedures include the provision of due notice and an explanation for a proposed withdrawal, and opportunities for a meeting with the FDA Commissioner or the Commissioner’s designee and a written appeal, among other things.
●	In March 2023, the FDA issued draft guidance that outlines its current thinking and approach to accelerated approval. The agency indicated that the accelerated approval pathway is commonly used for approval of oncology drugs due to the serious and life-threatening nature of cancer. Although single-arm trials have been commonly used to support accelerated approval, a randomized controlled trial is the preferred approach as it provides a more robust efficacy and safety assessment and allows for direct comparisons to an available therapy. To that end, the FDA outlined considerations for designing, conducting, and analyzing data for trials intended to support accelerated approvals of oncology therapeutics. Subsequently, in December 2024 and January 2025, the FDA issued additional draft guidance relating to accelerated approval. This guidance describes the FDA’s latest thinking on what it means to conduct a confirmatory trial with due diligence and how the agency plans to interpret whether such a study needs to be underway at the time of approval. While this guidance is currently only in draft form and will ultimately not be legally binding even when finalized, sponsors typically observe the FDA’s guidance closely to ensure that their investigational products qualify for accelerated approval.
●	Regenerative advanced therapy. With passage of the Cures Act, Congress authorized the FDA to accelerate review and approval of products designated as regenerative advanced therapies. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product candidate has the potential to address unmet medical needs for such disease or condition. The benefits of a regenerative advanced therapy designation include early interactions with the FDA to expedite development and review, benefits available to breakthrough therapies, potential eligibility for priority review and accelerated approval based on surrogate or intermediate endpoints.

Post-Approval Regulation

If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA have imposed as part of the approval process. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety, potency and purity information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

A product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency, and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
●	fines, warning letters or holds on post-approval clinical trials;
●	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

●	product seizure or detention, or refusal to permit the import or export of products; or
●	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. In September 2021, the FDA published final regulations which describe the types of evidence that the agency will consider in determining the intended use of a biologic product. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the Department of Justice, or the Office of the Inspector General of the HHS as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion, and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in non-promotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information. Moreover, with passage of the Pre-Approval Information Exchange Act, in December 2022, sponsors of products that have not been approved may proactively communicate to payors certain information about products in development to help expedite patient access upon product approval. Previously, such communications were permitted under FDA guidance but the new legislation explicitly provides protection to sponsors who convey certain information about products in development to payors, including unapproved uses of approved products.

In addition, in January 2025, the FDA published final guidance outlining its policies governing the distribution of scientific information to healthcare providers about unapproved uses of approved products. The final guidance calls for such communications to be truthful, non-misleading and scientifically sound and to include all information necessary for healthcare providers to interpret the strengths and weaknesses and validity and utility of the information about the unapproved use of the approved product.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (“PDMA”) and its implementing regulations, as well as the Drug Supply Chain Security Act (“DSCSA”), which regulate the distribution and tracing of prescription drug samples at the federal level, and set minimum standards for the regulation of distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the DSCSA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market. Manufacturers were required by November 2023 to have such systems and processes in place to comply with the DSCSA, but, so as not to disrupt supply chains, the FDA has granted certain exemptions from enhanced drug distribution security requirements for eligible trading partners for particular periods of time.

Orphan Drug Designation and Exclusivity

Orphan drug designation in the United States is designed to encourage sponsors to develop products intended for rare diseases or conditions. In the United States, a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available the biologic for the disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation qualifies a company for tax credits and market exclusivity for seven years following the date of the product’s marketing approval if granted by the FDA. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. A product becomes an orphan when it receives orphan drug designation from the Office of Orphan Products Development at the FDA based on acceptable confidential requests made under the regulatory provisions. The product must then go through the review and approval process like any other product.

A sponsor may request orphan drug designation of a previously unapproved product or new orphan indication for an already marketed product. In addition, a sponsor of a product that is otherwise the same product as an already approved orphan drug may seek and obtain orphan drug designation for the subsequent product for the same rare disease or condition if it can present a plausible hypothesis that its product may be clinically superior to the first drug. More than one sponsor may receive orphan drug designation for the same product for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation.

If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same product for the same indication for seven years, except in certain limited circumstances. If a product designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity.

The period of exclusivity begins on the date that the marketing application is approved by the FDA. Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same drug for the same condition is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Under Omnibus legislation enacted in December 2020, the requirement for a product to show clinical superiority applies to drugs and biologics that received orphan drug designation before enactment of FDARA in 2017, but have not yet been approved or licensed by the FDA. In addition, the FDA may approve a second application for the same product for a different use or a second application for a clinically superior version of the product for the same use.

The FDA and Congress may further reevaluate the Orphan Drug Act and its regulations and policies. This may be particularly true in light of a decision from the Court of Appeals for the 11th Circuit in September 2021 finding that, for the purpose of determining the scope of exclusivity, the term “same disease or condition” means the designated “rare disease or condition” and could not be interpreted by the FDA to mean the “indication or use.” On January 23, 2023, the FDA announced that, in matters beyond the scope of that court order, the FDA will continue to apply its existing regulations tying orphan-drug exclusivity to the uses or indications for which the orphan drug was approved. However, on February 14, 2025, a federal district court in Washington, D.C. fully embraced the reasoning of the court decision in another decision challenging the scope of orphan drug exclusivity. The implications of this decision, and its impact on the FDA’s implementation of the Orphan Drug Act, are unclear at this point.

Pediatric Exclusivity

Pediatric exclusivity is another type of non-patent exclusivity in the United States and for biologics, if granted, provides for the attachment of an additional six months of regulatory exclusivity to the term of any existing regulatory exclusivity, including orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity that cover the product are extended by six months.

Biosimilars and Exclusivity

The ACA, which was signed into law in March 2010, included a subtitle called the BPCIA. The BPCIA established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. A biosimilar is a biological product that is highly similar to an existing FDA-licensed “reference product.” The FDA has approved a number of biosimilar products and interchangeable biosimilar products.

Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

An application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own pre-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of their product.

The BPCIA also includes provisions to protect reference products that have patent protection. The biosimilar product sponsor and reference product sponsor may exchange certain patent and product information for the purpose of determining whether there should be a legal patent challenge. Based on the outcome of negotiations surrounding the exchanged information, the reference product sponsor may bring a patent infringement suit and injunction proceedings against the biosimilar product sponsor. The biosimilar applicant may also be able to bring an action for declaratory judgment concerning the patent.

The FDA maintains a publicly-available online database of licensed biological products, which is commonly referred to as the “Purple Book.” The Purple Book lists product names, dates of licensure, and applicable periods of exclusivity. Further, the reference product sponsor must provide patent information and patent expiry dates to FDA following the exchange of patent information between biosimilar and reference product sponsors. This information is then published in the Purple Book.

In an effort to increase competition in the drug and biologic product marketplace, Congress, the executive branch, and the FDA have taken certain legislative and regulatory steps. For example, the 2020 Further Consolidated Appropriations Act included provisions requiring that sponsors of approved drug and biologic products, including those subject to REMS, provide samples of the approved products to persons developing biosimilar products within specified timeframes, in sufficient quantities, and on commercially reasonable market-based terms. Failure to do so can subject the approved product sponsor to civil actions, penalties, and responsibility for attorney’s fees and costs of the civil action. There have been recent government proposals to reduce the 12-year reference product exclusivity period, but none has been enacted to date. At the same time, since passage of the BPCIA, many states have passed laws or amendments to laws, which address pharmacy practices involving biosimilar products.

Federal and State Data Privacy and Security Laws

There are multiple privacy and data security laws that may impact our business activities, in the United States and in other countries where we conduct trials or where we may do business in the future. These laws are evolving and may increase both our obligations and our regulatory risks in the future. In the health care industry generally, under HIPAA, the HHS, has issued regulations to protect the privacy and security of protected health information, used or disclosed by covered entities including certain healthcare providers, health plans, and healthcare clearinghouses. HIPAA also regulates standardization of data content, codes and formats used in healthcare transactions and standardization of identifiers for health plans and providers. HIPAA also imposes certain obligations on the business associates of covered entities that obtain protected health information in providing services to or on behalf of covered entities. HIPAA may apply to us in certain circumstances and may also apply to our business partners in ways that may impact our relationships with them. Our clinical trials are regulated by the Common Rule, which also includes specific privacy-related provisions. In addition to federal privacy regulations, there are a number of state laws governing confidentiality and security of health information that may be applicable to our business. In addition to possible federal civil and criminal penalties for HIPAA violations, state attorneys general are authorized to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state attorneys general (along with private plaintiffs) have brought civil actions seeking injunctions and damages resulting from alleged violations of HIPAA’s privacy and security rules. State attorneys general also have authority to enforce state privacy and security laws. New laws and regulations governing privacy and security may be adopted in the future as well.

States are also active in creating specific rules relating to the processing of personal information. In 2018 California passed into law the CCPA, which took effect on January 1, 2020, and imposed many requirements on businesses that process the personal information of California residents. Many of the CCPA’s requirements are similar to those found in the GDPR, including requiring businesses to provide notice to data subjects regarding the information collected about them and how such information is used and shared, and providing data subjects the right to request access to such personal information and, in certain cases, request the erasure of such personal information. The CCPA also affords California residents the right to opt-out of “sales” of their personal information. The CCPA contains significant penalties for companies that violate its requirements. In November 2020, California voters passed a ballot initiative for the California Privacy Rights Act (the “CPRA”), which went into effect on January 1, 2023, and significantly expanded the CCPA to incorporate additional GDPR-like provisions including requiring that the use, retention, and sharing of personal information of California residents be reasonably necessary and proportionate to the purposes of collection or processing, granting additional protections for sensitive personal information, and requiring greater disclosures related to notice to residents regarding retention of information. The CPRA also created a new enforcement agency — the California Privacy Protection Agency —

whose sole responsibility is to enforce the CPRA, which will further increase compliance risk. The provisions in the CPRA may apply to some of our business activities.

In addition to California, a number of other states have passed comprehensive privacy laws similar to the CCPA and CPRA. These laws are either in effect or will go into effect sometime over the next several years. Like the CCPA and CPRA, these laws create obligations related to the processing of personal information, as well as special obligations for the processing of “sensitive” data, which includes health data in some cases. Some of the provisions of these laws may apply to our business activities. There are also states that are strongly considering or have already passed comprehensive privacy laws that will go into effect in 2025 and beyond. Other states will be considering similar laws in the future, and Congress has also been debating passing a federal privacy law. There are also states that are specifically regulating health information that may affect our business. For example, the State of Washington passed the My Health My Data Act in 2023 which specifically regulates the collecting and sharing of health information that is not otherwise regulated by the HIPAA rules, and the law also has a private right of action, which further increases the relevant compliance risk. Connecticut and Nevada have also passed similar laws regulating consumer health data, and more states are considering such legislation in 2025. These laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our product candidates, if approved.

Plaintiffs’ lawyers are also increasingly using privacy-related statutes at both the state and federal level to bring lawsuits against companies for their data-related practices. In particular, there have been a significant number of cases filed against companies for their use of pixels and other web trackers. These cases often allege violations of the California Invasion of Privacy Act and other state laws regulating wiretapping, as well as the federal Video Privacy Protection Act.

Patent Term Restoration and Extension

In the United States, a patent claiming a new biologic product, its method of use or its method of manufacture may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent extension of up to five years for patent term lost during product development and FDA regulatory review. Assuming grant of the patent for which the extension is sought, the restoration period for a patent covering a product is typically one-half the time between the effective date of the IND clearing clinical studies and the submission date of the BLA, plus the time between the submission date of the BLA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date in the United States. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent for which extension is sought. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension in consultation with the FDA.

FDA Approval of Companion Diagnostics

In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, for novel drugs, a companion diagnostic device and its corresponding therapeutic should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product’s labeling. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. In July 2016, the FDA issued a draft guidance intended to assist sponsors of the drug therapeutic and in vitro companion diagnostic device on issues related to co-development of the products. The 2014 guidance also explains that a companion diagnostic device used to make treatment decisions in clinical trials of a biologic product candidate generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption (“IDE”) regulations. Thus, the sponsor of the diagnostic device will be required to comply with the IDE regulations. According to the guidance, if a diagnostic device and a product are to be studied together to support their respective approvals, both products can be studied in the same investigational study, if the study meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the study plan and subjects, a sponsor may seek to submit an IND alone, or both an IND and an IDE.

In April 2020, the FDA issued additional guidance which describes considerations for the development and labeling of companion diagnostic devices to support the indicated uses of multiple biological oncology products, when appropriate. The 2020 guidance expands on the policy statement in the 2014 guidance by recommending that companion diagnostic developers consider a number of factors when determining whether their test could be developed, or the labeling for approved companion diagnostics could be revised through a supplement, to support a broader labeling claim such as use with a specific group of oncology therapeutic products (rather than listing an individual therapeutic product(s)).

Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, pre-clinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution.

The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to the product candidate to obtain PMA, simultaneously with approval of the therapeutic product candidate. The PMA process, including the gathering of clinical and pre-clinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the sponsor must prepare and provide the FDA with reasonable assurance of the device’s safety, potency and purity and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. For federal fiscal year 2025, the standard fee is $540,783 and the small business fee is $135,196.

It is possible that an in vitro companion diagnostic device could be subject to FDA enforcement discretion from compliance with the FDCA if it meets the definition of a LDT. However, FDA issued a final rule in April 2024 to end enforcement discretion for LDTs and actively regulate such products as medical devices. Under this final rule, LDTs are required to come into compliance with the FDA’s medical device regulatory requirements in a staged approach over the course of four years. The implementation of this LDT final rule could potentially be affected by the Executive Order, Regulatory Freeze Pending Review, issued by President Trump on January 20, 2025 and/or the anticipated change in leadership at the FDA under the new administration. Further, while the final regulation is set to take effect on May 6, 2025, a number of parties have challenged the legality of the LDT regulation in a federal district court. That court held a hearing on this matter on February 19, 2025, and is expected to issue a ruling shortly thereafter.

Coverage, Pricing, and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may seek regulatory approval by the FDA or other government authorities. In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use any product candidates a sponsor may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. Even if any product candidates a sponsor may develop are approved, sales of such product candidates would depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers, and managed care organizations, provide coverage, and establish adequate reimbursement levels for, such product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover any product candidates a sponsor may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on a sponsor’s sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be available to enable a sponsor to maintain price levels sufficient to realize an appropriate return on a sponsor’s investment in product development. In addition, any companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to any companion diagnostics.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of pharmaceuticals have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, ensuring adequate coverage and payment for any product candidates a sponsor may develop will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require a sponsor to conduct a clinical trial that compares the cost effectiveness of any product candidates a sponsor may develop to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in a sponsor’s commercialization efforts.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU member states may approve a specific price for a product or they may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic, and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade (arbitrage between low-priced and high-priced member states), can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of a sponsor’s products, if approved in those countries.

Healthcare Law and Regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Arrangements with providers, consultants, third-party payors, and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching physicians and patient privacy laws and regulations and other healthcare laws and regulations that may constrain a sponsor’s business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;
●	the federal civil and criminal false claims laws, including the civil FCA, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using, or causing to made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government;
●	the FCPA, which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment; and

●	the federal transparency requirements under the ACA, which require certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the CMS, within the HHS, information related to payments and other transfers of value made by that entity to physicians, other healthcare providers, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring pharmaceutical manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. In addition, certain state and local laws require drug manufacturers to register pharmaceutical sales representatives in the jurisdiction. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

If a sponsor’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to a sponsor, a sponsor may be subject to significant civil, criminal, and administrative penalties, damages, fines, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, and the curtailment or restructuring of a sponsor’s operations.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States.

In March 2010, the U.S. Congress enacted the ACA, which, among other things, includes changes to the coverage and payment for products under government healthcare programs. Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to two percent per fiscal year, which will remain in effect through 2031 pursuant to the CARES Act.

The American Taxpayer Relief Act of 2012, which was enacted in January 2013, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers, and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, with passage of the IRA, Congress extended the expansion of ACA premium tax credits through 2025. Those subsidies were originally extended through 2022 under the American Rescue Plan Act of 2021. These laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices a sponsor may obtain for any of a sponsor’s product candidates for which a sponsor may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Since enactment of the ACA, there have been, and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Act, which was signed by President Trump on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, became effective in 2019 Further, on June 17, 2021, the U.S. Supreme Court dismissed a lawsuit after finding that the plaintiffs do not have standing to challenge the constitutionality of the ACA. Shortly after taking office in January 2025, President Trump revoked numerous executive orders issued by President Biden, including at least two executive orders (e.g., EO 14009, Strengthening Medicaid and the ACA, and EO 14070, Continuing to Strengthen Americans’ Access to Affordable, Quality Health Coverage) which were designed to further implement the ACA. We anticipate similar efforts to undermine the ACA, and litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

Pharmaceutical Prices

The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. There have been U.S. congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to pharmaceutical pricing, review the relationship between pricing and manufacturer patient programs, and reduce the costs of pharmaceuticals under Medicare and Medicaid.

In addition, in October 2020, the HHS and the FDA published a final rule allowing states and other entities to develop a SIP to import certain prescription drugs from Canada into the United States. That regulation was challenged in a lawsuit by the PhRMA, but the case was dismissed by a federal district court in February 2023 after the court found that PhRMA did not have standing to sue the HHS. Several states have passed legislation establishing workgroups to examine the impact of a state importation program. Several states have also passed laws allowing for the importation of drugs from Canada. Certain of these states have submitted SIP proposals and are awaiting FDA approval. On January 5, 2024, the FDA approved Florida’s plan for Canadian drug importation. Florida now has authority to import certain products from Canada for a period of two years once certain conditions are met. Florida will first need to submit a pre-import request for each product selected for importation, which must be approved by the FDA. Florida will also need to relabel the products and perform quality testing of the products to meet FDA standards.

Further, on November 20, 2020, the HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed, and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. The IRA, further delayed implementation of this rule to January 1, 2032.

The IRA has implications for Medicare Part D, which is a program available to individuals who are entitled to Medicare Part A or enrolled in Medicare Part B to give them the option of paying a monthly premium for outpatient prescription drug coverage. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare beginning in 2026, with prices that can be negotiated subject to a cap; and it replaces the Part D coverage gap discount program with a new discounting program beginning in 2025. In addition, the IRA established inflation rebate programs under Medicare Part B and Part D. These programs require manufacturers to pay rebates to Medicare if they raise their prices for certain Part B and Part D drugs faster than the rate of inflation. On December 9, 2024, with issuance of its 2025 Physician Fee Schedule final regulation, CMS finalized its rules governing the IRA inflation rebate programs. Further, the legislation subjects drug manufacturers to civil monetary penalties and a potential excise tax for failing to comply with the legislation by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law or for taking price increases that exceed inflation. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years.

Specifically, with respect to price negotiations, Congress authorized Medicare to negotiate lower prices for certain costly single-source drug and biologic products that do not have competing generics or biosimilars and are reimbursed under Medicare Part B and Part D. The CMS may negotiate prices for 10 high-cost drugs paid for by Medicare Part D starting in 2026, followed by 15 additional Part D drugs in 2027, 15 additional Part B or Part D drugs in 2028, and 20 additional Part B or Part D drugs in 2029 and beyond. This provision applies to drug products that have been approved for at least nine years and biologics that have been licensed for 13 years.

The IRA includes a provision exempting orphan drugs from Medicare price negotiations but this exclusion has been interpreted by CMS in final guidance issued in July 2023 to apply only to those orphan drugs with an approved indication (or indications) for a single rare disease or condition. Thus, a biologic that is designated for more than one rare disease or condition will not qualify for the orphan drug exclusion, even if it is not approved for any indications for the additional diseases or conditions. The final guidance clarifies that CMS will consider only active designations/approvals when evaluating a drug for the exclusion, such that designations/indications withdrawn before the selected drug publication date will not be considered. CMS also clarified that, if a drug loses its orphan drug exclusion status, the agency will use the earliest date of approval/licensure to determine whether the product is a qualifying single source drug subject to price negotiations.

The first cycle of negotiations for the Medicare Drug Price Negotiation Program commenced in the summer of 2023. On August 15, 2024, the HHS published the results of the first Medicare drug price negotiations for 10 selected drugs that treat a range of conditions, including diabetes, chronic kidney disease, and rheumatoid arthritis. The prices of these 10 drugs will become effective January 1, 2026. On January 17, 2025, shortly before the new administration took office, CMS announced its selection of 15 additional drugs covered by Part D for the second cycle of negotiations. There has been uncertainty about the extent to which the new administration would support the price negotiation program. Following the change in administrations, CMS issued a public statement on January 29, 2025, declaring that lowering the cost of prescription drugs is a top priority of the new administration and CMS is committed to considering opportunities to bring greater transparency in the negotiation program. The second cycle of negotiations with participating drug companies will occur during 2025, and any negotiated prices for this second set of drugs will be effective starting January 1, 2027.

On June 6, 2023, Merck & Co. filed a lawsuit against the HHS and the CMS asserting that, among other things, the IRA’s Drug Price Negotiation Program for Medicare constitutes an uncompensated taking in violation of the Fifth Amendment of the Constitution. Subsequently, a number of other parties, including the U.S. Chamber of Commerce and pharmaceutical companies, also filed lawsuits in various courts with similar constitutional claims against the HHS and the CMS. HHS has generally won the substantive disputes in these cases, and various federal district court judges have expressed skepticism regarding the merits of the legal arguments being pursued by the pharmaceutical industry. Certain of these cases are now on appeal and, on October 30, 2024, the Court of Appeals for the Third Circuit heard oral argument in three of these cases. We expect that litigation involving these and other provisions of the IRA will continue, with unpredictable and uncertain results.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. A number of states, for example, require pharmaceutical manufacturers and other entities in the supply chain, including health carriers, pharmacy benefit managers, wholesale distributors, to disclose information about pricing of pharmaceuticals. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for a sponsor’s products, once approved, or put pressure on a sponsor’s product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures. This is increasingly true with respect to products approved pursuant to the accelerated approval pathway. State Medicaid programs and other payers are developing strategies and implementing significant coverage barriers, or refusing to cover these products outright, arguing that accelerated approval drugs have insufficient or limited evidence despite meeting the FDA’s standards for accelerated approval.

Human Capital

Employee Matters

As of July 31, 2025, we had 2 full-time employees, all of whom are located in the United States. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our existing employees to be good.

Our human capital objectives are focused on retaining and incentivizing our management team and other employees to complete the Merger, and if not completed, to evaluate our other strategic alternatives and prepare for the potential wind down, liquidation or dissolution of our operations.

Cost Reduction Measures

In March 2024, our board of directors approved a reduction in force of 39 full-time employees (representing approximately 37.0% of our total workforce), including certain employees engaged in research and development activities and certain finance and corporate employees. In December 2024, our board of directors approved a further reduction in force of 23 full-time employees (representing approximately 34.0% of our total workforce) including certain employees engaged in research and development and manufacturing activities and certain finance and corporate employees. In March 2025, in connection with approving our cash preservation plan, our board of directors approved a further reduction in force of 42 full-time employees (representing approximately 95.0% of our total workforce at that time including certain employees engaged in research and development and manufacturing activities and certain finance and corporate employees).

Our Corporate Information

Our principal executive offices are located at 3675 Market Street, Suite 401, Philadelphia, PA, and our telephone number is (267) 491-6422. Our website address is httpp://www.carismatx.com. The information contained on, or that can be accessed through, our website is not a part of this proxy statement/prospectus. We have included our website address in this proxy statement/prospectus solely as an inactive textual reference.

We own or have rights to, or have applied for, trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this proxy statement/prospectus are listed without the ® and ™ symbols.

Available Information

We make available, through our website httpp://www.carismatx.com, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with the SEC. We have included our website address in this proxy statement/prospectus solely as an inactive textual reference.

Properties

Our principal facilities consist of office space in Philadelphia, Pennsylvania. We occupy approximately 4,369 square feet of office space under a lease that is expected to expire in October 2029. We believe that our facilities are sufficient to meet our current needs.

Legal Proceedings

We are currently not a party to any material legal proceedings.

ORTHOCELLIX’S BUSINESS

Overview

OrthoCellix is a biotechnology company focused on discovering, developing, and commercializing new regenerative cell therapies that improve health and offer hope for patients across the globe.

OrthoCellix’s initial product candidate is a regenerative cell therapy platform technology, NeoCart (autologous chondrocyte-derived neocartilage), which combines breakthroughs in bioengineering and cell processing to enhance the autologous cartilage repair process and is being developed for the repair of knee cartilage injuries in adults. Knee injury increases the risk of developing OA. Approximately 27.0 million people in the United States are diagnosed each year with knee OA – a large portion due to cartilage damage. It is estimated that more than 50.0% of patients with knee OA ultimately undergo total joint replacement. The average medical cost of knee OA management in the United States is $140,300 per person. Based on recent market research statistics and the current reimbursed cost of ACI, OrthoCellix believes the addressable market for NeoCart is approximately $3.0 billion.

There is one autologous chondrocyte implant product, approved product in the U.S. for the treatment of articular cartilage defects in the knee, MACI, made by Vericel Corporation. The product was approved in 2017 with the indication: Autologous cellularized scaffold product indicated for the repair of symptomatic, single, or multiple full-thickness cartilage defects of the knee with or without bone involvement in adults. Since launch Vericel has generated $905 million in sales of MACI (2017 – 2024) and the product is growing at an annualized rate of 24% per year. Approximately 85% of Vericel revenues derive from MACI and Vericel has a market capitalization of $1.87 billion as of July 16, 2025.

NeoCart is a three-dimensional tissue-engineered disc of new cartilage that is manufactured by growing the patient’s own chondrocytes, the cells responsible for maintaining cartilage health. Current surgical and nonsurgical treatment options for knee cartilage injuries in adults are limited in their efficacy and durability. In prior clinical studies, NeoCart was shown to be generally well-tolerated, with a greater number of patients achieving responder status than patients who underwent microfracture surgery at two years after treatment. Based on this demonstrated clinical benefit, the FDA granted a RMAT designation to NeoCart for the repair of full-thickness lesions of knee cartilage injuries in adults. A Phase 3 clinical trial was previously conducted to assess the safety and effectiveness of NeoCart as compared to microfracture surgery to treat cartilage defects in the knee. The Phase 3 clinical trial of NeoCart missed the primary endpoint of a statistically significant improvement in pain and function in a dual threshold responder analysis one year after the treatment as compared to microfracture surgery. OrthoCellix, vis-à-vis Ocugen, has aligned with the FDA on an additional confirmatory Phase 3 trial design where chondroplasty will be used as a control group and is planning to file an IND amendment to initiate the Phase 3 trial in the first half of 2026 and initiate enrollment following FDA clearance of the IND amendment. Ocugen has completed renovating an existing facility into a GMP facility in accordance with the FDA’s regulations in support of NeoCart manufacturing for personalized Phase 3 trial material, and OrthoCellix plans to engage Ocugen for the manufacture of the substances for NeoCart and the final product of NeoCart for clinical trials.

ORTHOCELLIX’S STRATEGY

OrthoCellix is developing novel solutions to medical challenges and approaching healthcare innovation with purpose and agility to deliver new regenerative cell therapies. To accomplish this mission, OrthoCellix plans to advance the clinical development of its regenerative medicine platform towards market authorization.

COMPETITIVE STRENGTHS

OrthoCellix’s key competitive strengths include:

●	Platform Technologies. OrthoCellix’s 3D tissue engineering platform technology utilizes state-of-the-art bioreactor which can be used to produce native cartilage-like tissues for implantation. Its first product candidate based on this platform technology, NeoCart, is an autologous cartilage tissue-engineered implant designed for use in repair of articular cartilage injuries in the knee. In contrast to third-party studies evaluating the approved cell-matrix based product, NeoCart has shown rapid healing and durable benefit in clinical studies.
●	Product Designations. NeoCart was granted RMAT designation from the FDA for the repair of knee cartilage injuries in adults. The RMAT designation was created to expedite the development and review of regenerative medicine therapies intended to treat, modify, reverse, or cure a serious condition. Although RMAT designation may expedite the development or approval process, it does not change the standards for approval. There is no guarantee that RMAT designation will result in a faster development process, review, or approval compared to product candidates considered for approval under conventional FDA procedures, and this designation does not assure ultimate marketing approval by the FDA.
●	Licensing and Development Arrangements and Intellectual Property Portfolio. OrthoCellix has a license agreement with Purpose relating to NeoCart (the “Purpose Agreement”). As of July 21, 2025, its global intellectual property portfolio contains 37 patents and 12 pending patent applications related to composition of matter, and methods of use for its product candidate, and other proprietary technology including those under the Purpose Agreement. It will leverage these domestic and global partnerships and its intellectual property portfolio to advance its near- and long-term product pipeline opportunities.

NEOCART (AUTOLOGOUS CHONDROCYTE-DERIVED NEOCARTILAGE) CELL THERAPY PLATFORM

Ocugen incorporated NeoCart as part of its development pipeline in 2019 through a reverse merger with Histogenics Corporation (“Histogenics”). Subsequently Ocugen created a dedicated regenerative cell therapy company called OrthoCellix to maximize the potential for NeoCart and the related pipeline opportunities related to this technology. In May 2022, the FDA granted a RMAT designation to NeoCart for the repair of full-thickness lesions of knee cartilage injuries in adults.

NeoCart is based on OrthoCellix’s RCT platform, which OrthoCellix believes has the potential to be used for a broad range of additional therapeutic indications and combines expertise in the following areas:

●	Cell therapy and processing: the handling of tissue biopsies and the extraction, isolation and expansion of the cells;
●	Biomaterials and Scaffold: three-dimensional biomaterials and structures that enable the proper delivery, distribution and organization of cells in their natural environment to support tissue formation;
●	Tissue engineering: the use of a combination of cells, engineering and biomaterials to improve or restore biological functions; and
●	Bioadhesives: natural, biocompatible materials that act as adhesives for biological tissue and allow for natural cell and tissue infiltration and integration with native cells.

Prior to 2019, Phase 1 and Phase 2 clinical trials were conducted to evaluate the safety and efficacy of NeoCart. These clinical trials reported a decrease in pain and improved function of the knee. Additionally, per the results of the Phase 2 clinical trial, more patients responded to NeoCart than microfracture surgery. No SAEs were reported. A Phase 3 clinical trial was conducted to assess the safety and effectiveness of NeoCart as compared to microfracture surgery to treat cartilage defects in the knee. This clinical trial enrolled 249 subjects between the ages of 18 and 59. The Phase 3 clinical trial of NeoCart missed the primary endpoint of a statistically significant improvement in pain and function in a dual threshold responder analysis one year after the treatment as compared to microfracture surgery.

OrthoCellix, vis-à-vis Ocugen, has aligned with the FDA on the confirmatory Phase 3 clinical trial design and is planning to file an IND amendment to initiate the Phase 3 trial in the first half of 2026 and initiate enrollment following FDA clearance of the IND amendment. This study will be a randomized, controlled clinical trial designed to evaluate the efficacy and safety of NeoCart in comparison to the current standard of care, chondroplasty, in subjects with articular cartilage defects. The revised Phase 3 clinical trial will use chondroplasty as the control instead of microfracture, which was used in the Phase 3 clinical trial conducted by Histogenics. Additionally, OrthoCellix believes several additional improvements to the original trial design have been made based on the post hoc assessment of outcomes of the original Phase 3 trial conducted by Histogenics:

●	The Phase 3 clinical trial conducted by Histogenics used a responder analysis for the co-primary endpoint (as opposed to microfracture) that included an improvement of at least 12 points in outcome compared to baseline at one year on the knee injury and OA outcome score pain assessment test and an improvement of at least 20 points in outcome compared to baseline on the International Knee Documentation Committee subjective test. In contrast, OrthoCellix’s Phase 3 clinical trial will use a co-primary efficacy endpoint defined as the mean change from baseline (as opposed to chondroplasty) to two years for the patients’ Knee Injury and OA Outcome Score Pain and Function (Activities of Daily Living) subscale scales. OrthoCellix believes this is a more reasonable, predictable and accurate primary assessment measure.

●	The Phase 3 clinical trial conducted by Histogenics enrolled patients with a total lesion size of less than six cm2, while OrthoCellix’s Phase 3 clinical trial will enroll patients with total lesion sizes between one to three cm2. OrthoCellix believes this will address the wider variability in individual patient outcomes seen in the original Phase 3 trial.
●	OrthoCellix’s Phase 3 trial is limited to 55 years old and younger to minimize age-related confounders and maximize treatment effect.

Cartilage is a complex tissue which protects the various joints and bones in the human body. It acts as a shock absorber throughout the body withstanding significant pressure and allows for joints to glide smoothly with minimal friction. Cartilage damage can be caused by acute trauma, such as a bad fall or a sports- related injury, or by repetitive trauma, such as general wear over time. Unlike other tissues in the body, cartilage in the joints has no innate ability to repair itself, making any injury permanent. If left untreated, even a small defect can expand in size and progress to debilitating OA, ultimately requiring a joint replacement procedure. A Global Burden of Disease Study published in 2023 by the Lancet Rheumatology estimated that approximately 595.0 million individuals worldwide were living with OA in 2020. This number is expected to increase as the population of aging yet active individuals and the rates of obesity increase.

OrthoCellix believes the current therapies available to treat cartilage damage in the knee are suboptimal with varying outcomes due to variable cellular responses. Chondroplasty is often recommended in patients with small cartilage lesions (between one and three cm2). This procedure is performed through small incisions on the sides of the knee with the aid of an arthroscope. During this procedure, the damaged cartilage is trimmed, and the remaining surface is smoothed. Microfracture surgery is a frequently used procedure for severe cartilage damage which yields varying outcomes from patient to patient. This surgery consists of the creation of tiny holes or “fractures” in the bone underneath the injured cartilage, leading to the formation of a blood clot in the affected area. The blood and bone marrow that form the blood clot contain stem cells, which are expected to grow into cartilage-building cells, as well as growth factors to support cell function and development of replacement cartilage matrix. Approximately 30.0% of patients that have undergone microfracture surgery continue to have pain and reduced knee function and 23.0% to 31.0% require revision surgery within two to five years of the original microfracture procedure. Additionally, current therapies require extensive recovery time. They are often ineffective in the long term as they do not adequately address cartilage damage, which leads to additional corrective surgeries. By contrast, NeoCart provides a patient’s own autologous cultured chondrocytes grown throughout a 3D bovine collagen membrane for the repair of symptomatic, single, or multiple full-thickness cartilage defects of the knee with or without bone involvement in adults less than 55 years of age. NeoCart comes in a three-by-five-centimeter cellular sheet with a density of 500,000 cells per cm2 which can be cut and shaped to the exact size and shape of the articular cartilage defect.

The other options for cartilage repair include osteochondral autograft transplantation (“OAT”), osteochondral allograft resurfacing (“OCA”), and ACI. During OAT, damaged cartilage is removed and replaced with healthy cartilage from a non-weight-bearing area of the joint. OAT is recommended for small to medium sized lesions (between 1.5 and four cm2) and is limited by the amount of donor tissue available, the need for open surgery, and donor site morbidity. OCA is a similar process to OAT except that the tissue is sourced from cadaveric donor bone and cartilage. OCA is recommended for large lesions (between four and 10 cm2) and can be performed in a single procedure but is limited by the availability of cadaveric tissue. ACI is a process where cartilage cells are harvested from a non-weight bearing part of the knee and are cultured in a laboratory. They are subsequently implanted into the injured area on a 2D porcine scaffold.

Over one million knee arthroscopies are performed annually as a procedure to diagnose and treat issues of the joint. Patients and physicians need treatment options that offer more rapid and durable recovery compared to the current treatment options. The attributes of an optimal treatment for a damaged knee cartilage involve the reduction in pain, repair of the knee cartilage, rapid return to daily activities, durable response, and a non-opioid approach. OrthoCellix believes NeoCart would represent a better solution to treat cartilage damage in the knee as it has the potential to solve for the limitations of the current therapies and has the potential to provide improved efficacy, long-term patient benefits, accelerated patient recovery, and predictable patient outcomes.

NeoCart is designed to treat pain at the source, improve function, and potentially prevent a patient’s progression to OA. NeoCart is a three-dimensional tissue-engineered disc of new cartilage that is manufactured by growing chondrocytes, the cells responsible for maintaining cartilage health. The chondrocytes are derived from the patient on a unique scaffold. In this therapy, the patient’s cells are separated from a tissue biopsy specimen and multiplied in a manufacturing facility. The cells are then infused into the scaffold, which is a three-dimensional structure that enables the proper delivery, distribution, and organization of cells in their natural environment to support tissue formation. Before NeoCart is implanted in a patient, the patient’s cells and the scaffold undergo a bioengineering process in a Tissue Engineering Processor (“TEP”). The TEP is designed to mimic the conditions inside a functional joint so that the tissue is prepared to begin functioning like normal healthy cartilage prior to implantation. Once NeoCart is ready to be implanted, a bioadhesive is used to anchor NeoCart at the site of cartilage injury and seal the implant to the surrounding native cartilage. The bioadhesive is a natural, biocompatible material which acts as adhesives for biological tissue, thereby eliminating the need for complicated suturing (Figure 1).

Figure 1: Mechanism of the regenerative medicine cell therapy technology, NeoCart.

Figure 1 demonstrates the mechanism of OrthoCellix’s regenerative medicine cell therapy technology, NeoCart. OrthoCellix believes NeoCart has the potential to accelerate healing and reduce pain by reconstructing a patient’s previously damaged knee cartilage. In this therapy, healthy cartilage tissue is grown and implanted in the patient.

NeoCart Clinical Development Overview

NeoCart Phase 3 Clinical Trial

The NeoCart Phase 3 clinical trial, which was initiated in 2010 and completed enrollment of patients at sites in the U.S. and Canada in 2017, was the largest and first prospectively designed, randomized clinical trial in North America evaluating the safety and efficacy of a restorative cell therapy to treat knee cartilage damage. Although it was unsuccessful, it was also believed to be the only trial with a dual threshold responder analysis endpoint.

As part of the prospective data analysis, Histogenics collected a variety of patient reported outcome endpoints, including all measures of the Knee Injury and Osteoarthritis Outcomes Score (“KOOS”) and the International Knee Documentation Committee (“IKDC”) score, which are validated, patient-centered assessments of pain and function that are commonly used in clinical trials of cartilage therapies. On almost all of these measures, NeoCart demonstrated statistically significant improvements versus microfracture at one and two years, despite missing statistical significance on the primary efficacy endpoint. In addition, the percentage of responders for the primary efficacy endpoint was greater for the NeoCart group compared with the microfracture group in the ITT population (71.0% vs 62.0%), although statistical superiority was not achieved.

The primary endpoint for the Phase 3 clinical trial was a dual-threshold responder analysis measuring the improvement in KOOS pain and IKDC function scores for each patient treated with NeoCart compared to those treated with microfracture one year after the time of treatment. Dual-threshold responders were defined as patients who, relative to their baseline measurements, had at least a 12-point improvement in the KOOS pain sub-score assessment and a 20-point improvement in the IKDC subjective assessment. The trial also evaluated additional pain, quality of life, and function outcomes using all five measures of KOOS subscales, including Sports and Recreation. The change from baseline and the relative change between the NeoCart and microfracture arms was also measured at one year which contrasts with clinical trials of other products, either on the market or in development, that measured these changes at two years.

Demographics for both study arms were similar and represent a patient population that was intended to ensure that microfracture would respond favorably, including patients with an average age of approximately 39 years old and a Body Mass Index of approximately 27. Furthermore, the mean lesion size was 2.1 cm in the NeoCart arm and 1.8 cm in the microfracture arm. There were no other significant differences between the treatment arms.

The results with respect to the primary endpoint (dual threshold responder analysis one year after treatment) are summarized below. For analyses of values and changes from baseline over time, unadjusted univariate group differences in means are presented using estimated mean differences, 95% confidence intervals, and standardized mean differences. Adjusted group differences in mean changes from baseline with p-values and 95% confidence intervals were determined using a mixed model repeated measures

(MMRM) approach with parameters estimated by maximum likelihood. A p-value < 0.025 represents statistical significance from a one-sided Pearson’s asymptotic test. The p-values reflect the probability that the difference between the outcomes is due to chance.

	NeoCart		Microfracture
	Positive Responders	Responder Rate	Positive Responders	Responder Rate	Difference
ITT	121/170	71.2%	49/79	62.0%	9.2	p=0.1877
mITT	121/163	74.2%	49/79	62.0%	12.2	P=0.0714
As Treated	120/162	74.1%	50/80	62.5%	11.6	p=0.0735
Per Protocol	118/155	76.1%	43/65	66.2%	10.0	p=0.1362

Key additional findings from the clinical trial include:

NeoCart demonstrated statistically significant improvements in pain and function at both one and two years after treatment as measured by changes in the KOOS and IKDC scores.

KOOS pain score (mITT Population)

Change from Baseline

(NeoCart Baseline = 54.0; Microfracture Baseline = 52.4)

	NeoCart		Microfracture
Visit	N	Mean	N	Mean	P- Value
3-months	160	24.1	75	22.4	0.0487	*
6-months	157	28.6	75	27.0	0.0819
1-year	158	31.4	72	28.7	0.0239	*
2-years	87	32.2	34	28.9	0.0080	*
3-years	39	34.3	16	30.7	0.1071

*Statistically significant

IKDC subjective knee exam score (mITT Population)

Change from Baseline

(NeoCart Baseline = 40.3; Microfracture Baseline = 40.0)

	NeoCart		Microfracture
Visit	N	Mean	N	Mean	P- Value
3-months	159	13.7	76	14.5	0.9686
6-months	156	24.4	74	22.4	0.1572
1-year	158	33.1	71	28.3	0.0126	*
2-years	87	35.3	34	30.2	0.0366	*
3-years	38	39.9	16	32.6	0.2691

*Statistically significant

Phase 2 Clinical Trial

The NeoCart Phase 2 clinical trial was initiated in 2007 to evaluate further the positive safety and early efficacy signals demonstrated in Histogenics’ Phase 1 clinical trial of NeoCart for articular cartilage damage in the knee. Histogenics also sought to identify clinically meaningful endpoints and identify appropriate patient populations to be studied in the design of future clinical studies. The trial was a five-year prospective, controlled, randomized, clinical study of 30 patients conducted at six U.S. centers and completed its enrollment in 2008. The eligible patient population for the trial included adult participants 18-55 years old who had symptomatic knee pain indicative of an articular cartilage injury and who were able to undergo arthroscopic microfracture or biopsy and subsequent arthrotomy for NeoCart implantation. 21 patients were randomized to receive a NeoCart implant and nine patients were randomized to undergo a microfracture procedure. The trial was completed in 2013 and final data collection was completed in 2014.

In the Phase 2 clinical trial, baseline (preoperative) pain and function assessments were obtained and included, among other measurement instruments, the KOOS pain and symptoms subscales, the IKDC Subjective assessment and a visual analog pain scale. At every measurement interval between three months and three years, the same pain and function assessments were measured. The data were analyzed using descriptive statistics (mean and standard deviation), paired t testing and analysis of covariance with significance levels (p-values) set at less than 0.05 (two-sided). According to the results of the analysis, those patients receiving a NeoCart implant achieved statistically significant improvement (all p-values <0.05) compared to their baseline assessments on the KOOS pain and symptoms subscales, the IKDC Subjective assessment and a visual analog pain scale, meaning that sufficient data exist to indicate the improvement on each measure is unlikely to have occurred by chance. Furthermore, when this improvement from baseline was compared to the improvement of microfracture from baseline, NeoCart’s improvement was statistically significantly better (all p-values <0.05) than microfracture’s improvement on over half of the measurements.

Additional comparison of the two groups was performed with the previously described dual-threshold responder analysis utilized by Histogenics in the Phase 3 clinical trial. To be considered a responder in the Phase 2 clinical trial, a patient must have achieved a minimum improvement on the KOOS pain subscale and the IKDC Subjective assessment compared to his or her baseline scores. The minimum required improvement for pain was 12 points and the minimum required improvement for function was 20 points.

The selected thresholds have been validated in the literature as clinically meaningful to patients. In some cases, patients entered the Phase 2 clinical trial with pain scores at a level such that they could not have improved a great deal (for example, a baseline of 91 points on a scale of 100). In those cases, patients were considered responders if their function scores improved a minimum of 20 points even if their pain scores did not improve the required 12 points. Compared to the microfracture group, significantly more NeoCart-treated patients responded to treatment at six months, one year and two years. In addition, most of the Year 1 responders with a NeoCart implant remained responders at Year 3 compared to none of the microfracture responders at Year 1. The difference in responder rates between the groups favored NeoCart as early as three months post-surgery.

RESPONDER RATE ANALYSIS AT YEAR 1

As shown in the graphic above, at Year 1, the number of NeoCart patients (represented by an “O”) who achieved responder status was greater than the number of microfracture patients (represented by an “X”) who achieved responder status. Many patients far exceeded the minimum dual thresholds required to be considered a responder.

As explained more fully above, some patients entered the Phase 2 clinical trial with minimal pain indicated by a high baseline KOOS pain score. A score of 100 on the KOOS pain scale indicates the patient is reporting no pain. In those few cases, only the change in IKDC Subjective score was used to determine if the patients responded to therapy. In those cases, patients were deemed responders if their function scores improved a minimum of 20 points even if their pain scores did not improve the required 12 points.

RESPONDER RATE ANALYSIS AT YEAR 2

As shown in the graphic above, at Year 2, the number of NeoCart patients (represented by an “O”) who achieved responder status was greater than the number of microfracture patients (represented by an “X”) who achieved responder status. Many patients far exceeded the minimum dual thresholds required to be considered a responder. Some NeoCart patients continued to improve compared to their Year 1 results, indicative of durability of response.

As explained more fully above, some patients entered the Phase 2 clinical trial with minimal pain indicated by a high baseline KOOS pain score. A score of 100 on the KOOS pain scale indicates the patient is reporting no pain. In those few cases, only the change in IKDC Subjective score was used to determine if the patients responded to therapy. In those cases, patients were deemed responders if their function scores improved a minimum of 20 points even if their pain scores did not improve the required 12 points.

RESPONDER RATE ANALYSIS AT YEAR 3

As shown in the graphic above, at Year 3, the number of NeoCart patients (represented by an “O”) who achieved responder status was greater than the number of microfracture patients (represented by an “X”) who achieved responder status. Many patients far exceeded the minimum dual thresholds required to be considered a responder. Some NeoCart patients continued to improve compared to their Year 1 and Year 2 results, indicative of durability of response. A microfracture patient also far exceeded the minimum dual thresholds to be considered a responder. This patient had not been in the responder group prior to Year 3.

As explained more fully above, some patients entered the Phase 2 clinical trial with minimal pain indicated by a high baseline KOOS pain score. A score of 100 on the KOOS pain scale indicates the patient is reporting no pain. In those few cases, only the change in IKDC Subjective score was used to determine if the patients responded to therapy. In those cases, patients were deemed responders if their function scores improved a minimum of 20 points even if their pain scores did not improve the required 12 points.

RESPONDER RATE ANALYSIS AT YEARS 1, 2 AND 3

In November 2013, the five-year observation period for Phase 2 trial concluded. During the course of the trial, no serious adverse events (expected or unexpected) were product- or implant-related. Two-year results of this trial were published in the Journal of Bone and Joint Surgery in 2012.

Phase 1 Clinical Trial

A Phase 1 clinical trial was conducted by Histogenics to demonstrate the safety of NeoCart for use when implanted into cartilage defects in the knee with the intention of repairing the articular cartilage defects. The two-year results of the Phase 1 clinical trial were published in the American Journal of Sports Medicine in 2009. Among the eight patients studied, all of whom enrolled in 2005 and completed five years of observation, a NeoCart was observed to be generally well tolerated. The trial was completed in 2010, and final data collection was completed in 2011. Specifically, few reported complications occurred, and no serious adverse events (expected or unexpected) were deemed treatment related. No cases of infection, implant rejection or immune reaction were documented. Additionally, joint stiffness and implant overgrowth did not occur in any patient. Efficacy signals in the form of significant improvement in pain and function, measured with patient-reported outcome surveys such as the visual analog pain scale and the IKDC Subjective score, compared to each patient’s baseline scores were also noted.

COMPETITION

The biotechnology industry is characterized by rapidly advancing technologies as well as a strong emphasis on intellectual property leading to a highly competitive environment for the development and commercialization of therapeutic products and regenerative medicines. OrthoCellix faces competition with respect to NeoCart and will face competition with respect to any product candidates that it may seek to develop or commercialize in the future. OrthoCellix faces competition from many different sources, including from academic and other institutions, pharmaceutical companies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization of competitive technologies. OrthoCellix plans to compete in the segments of related markets with therapeutics and regenerative cell medicines.

The regenerative medicine sector is characterized by innovative science, rapidly advancing technologies, and a strong emphasis on proprietary products. The competitive landscape in the field of articular cartilage repair in the United States is emerging and has stimulated a substantial amount of interest from companies developing tissue repair solutions. Companies that may compete with OrthoCellix’s NeoCart product candidate include Vericel Corporation’s MACI, the only FDA-approved ACI product in the United States, and Aesculap Biologics, LLC’s NOVOCART 3D, which is currently enrolling subjects in its Phase 3 clinical trial.

Many of OrthoCellix’s competitors, either alone or with strategic partners, may have greater financial resources to support research and development, manufacturing, preclinical studies, and clinical trials, as well as regulatory, commercialization, and marketing efforts. These organizations also compete with OrthoCellix in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, patient registration for clinical trials, licensing or acquiring technologies necessary for its programs, and in its commercialization efforts if its product candidates are approved. Early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Mergers and acquisitions in the biotechnology industries may result in even more resources being concentrated among a smaller number of its competitors.

MANUFACTURING AND SUPPLY

OrthoCellix does not own or operate manufacturing facilities for the production of NeoCart and currently has no plans to build its own clinical or commercial scale manufacturing capabilities. Ocugen has completed renovating an existing facility into a cGMP facility in accordance with the FDA’s regulations in support of NeoCart manufacturing for Phase 3 clinical trial material. Ocugen and OrthoCellix will enter into the OrthoCellix Manufacturing Agreement pursuant to which Ocugen will manufacture and supply NeoCart to OrthoCellix until completion or cessation of the Phase 3 clinical trial, unless extended by the parties. OrthoCellix will obtain its supplies from Ocugen on a purchase order basis and do not have long-term supply arrangements in place. Should supply from Ocugen be unavailable to OrthoCellix for any reason, OrthoCellix believes there are a number of potential contract cell therapy manufacturers capable of supplying OrthoCellix needs.

LICENSE AND DEVELOPMENT AGREEMENTS

OrthoCellix is party to license and development agreements under which it licenses or co-owns patents, patent applications, technical information, and other intellectual property for its product candidate. Certain diligence and financial obligations are tied to these agreements. OrthoCellix considers the following agreements to be material to its business.

License Agreement with Purpose

OrthoCellix is party to the Purpose Agreement, pursuant to which OrthoCellix sublicenses certain technology from Purpose. Purpose entered into the original license agreement (“BWH-Purpose Agreement”) with Brigham and Women’s Hospital, Inc. (“BWH”) in August 2001. The BWH-Purpose Agreement granted Purpose an exclusive, royalty-bearing, worldwide, sublicensable license, under its rights in licensed patents and patent applications co-owned by BWH and Purpose to make, use, and sell (1) an apparatus for cultivating a cell or tissue, (2) cell or tissue products made using such apparatus, (3) cell or tissue products made using processes for cultivating a cell or tissue as disclosed in the licensed patents and patent applications, and (4) any apparatus that cultivates cells or tissues using such processes, in each case, whose manufacture, use, or sale is covered by a valid claim of the licensed patents and patent applications, only for therapeutic use.

The Purpose Agreement was amended and restated in June 2012, pursuant to which Purpose granted to Histogenics outside of Japan: (a) exclusive rights to all of Purpose’s technology (owned or licensed) related to the exogenous tissue processors, which is used in the development of NeoCart, (b) continued supply of exogenous tissue processors, and (c) rights to manufacture the exogenous tissue processors at any location Histogenics chooses. In exchange for such consideration, Purpose was granted an exclusive license in Japan for the use of all of NeoCart technology and was reimbursed for development costs on a multi-unit exogenous tissue processor. In May 2016, the Purpose Agreement was amended, whereby Histogenics reacquired the development and commercialization rights to NeoCart in Japan.

The Purpose Agreement, as amended, to date, provides OrthoCellix with the ability, worldwide, to (i) use, make, have made, sell, offer for sale, import or otherwise exploit products or services covered by claims of Purpose’s patents and (ii) use, reproduce, modify, create derivative works of and otherwise exploit Purpose’s technology for the design, development, manufacture, testing, support, and commercialization of any product or service that incorporates or builds upon Purpose’s technology, in each case, only in connection with articular cartilage, ligaments, tendons, and meniscus. Purpose retains the right to sell its single unit exogenous tissue processer machines to research institutes for general but noncommercial use anywhere in the world.

Under the Purpose Agreement, OrthoCellix is obligated to pay Purpose up to $10.0 million upon the achievement of certain regulatory and commercial milestones as well as a royalty payment in the low single digits on the net sales in Japan of NeoCart. Such royalty payment shall be reduced to the extent NeoCart does not rely on an outstanding Purpose patent. To date, an aggregate of $1.0 million in minimum royalty and sublicense payments has been paid to Purpose under the license agreement, which was paid prior to Ocugen’s reverse merger with Histogenics.

The BWH-Purpose Agreement had a term of the life of the licensed patents. Since the last-to-expire licensed patent under the BWH-Purpose Agreement has expired, the BWH-Purpose Agreement is no longer in effect. As such, under the terms of the BWH-Purpose Agreement, in connection with the termination of the BWH-Purpose Agreement, the Purpose Agreement has converted into a license to Purpose’s interest in the licensed products or processes. The licenses granted to OrthoCellix under the Purpose Agreement are perpetual (with respect to licensed patents, for the full term of the patents). The last patent under the Purpose Agreement will expire in October 2029.

MEDINET License and Commercialization Agreement

OrthoCellix is party to a License and Commercialization Agreement (the “MEDINET Agreement”), dated December 21, 2017, with MEDINET Co., Ltd. (“MEDINET”) with regards to the commercialization of NeoCart in Japan.

Pursuant to the terms of the MEDINET Agreement, MEDINET agrees to pay up to an aggregate of approximately $86.9 million in milestone payments plus royalties, consisting of (i) a non-refundable upfront payment of $10.0 million which Histogenics received in January 2018, (ii) potential regulatory and development milestone payments of up to an aggregate of $10.5 million, (iii) overall sales-dependent milestones of up to an aggregate of $66.4 million and (iv) tiered royalties at percentages ranging from 5% to 10% on net sales of NeoCart in Japan. In return for such consideration, MEDINET received exclusive commercialization rights to NeoCart in Japan for the replacement or repair of damaged, worn or defective cartilage in humans and non-human animals.

The MEDINET Agreement will remain in effect until the later of (i) expiration of the last-to-expire valid and enforceable patent covering NeoCart in Japan and (ii) 10 years from the first commercial sale of NeoCart in Japan. MEDINET has an option to extend the term for five years upon written notice to OrthoCellix prior to the end of the initial term. MEDINET has the right to terminate the MEDINET Agreement for any or no reason at any time, and OrthoCellix may terminate the MEDINET Agreement in the event MEDINET or one of its affiliates or sublicensees challenges a patent covering NeoCart in Japan. Additionally, either party may terminate the MEDINET Agreement for an uncured material breach by the other party or upon certain insolvency or bankruptcy proceedings involving the other party.

The parties also agreed to enter into supply, quality and pharmacovigilance agreements, pursuant to which MEDINET will purchase its requirements of NeoCart and the related biopsy kit from OrthoCellix. No amounts have been received or recorded pursuant to the MEDINET Agreement.

Angiotech License Agreement

In May 2005, Histogenics entered into a worldwide license agreement with Angiotech Pharmaceuticals (US), Inc. and Angiodevice International GmbH (collectively, “Angiotech”), which Ocugen assumed as a result of the Histogenics merger and which has been transferred to OrthoCellix from Ocugen as part of the Contribution Agreement. The license is for the exclusive right, under Angiotech’s licensed patents and patent applications and technical information, to make, use and sell any product that includes both Histogenics’ intellectual property and CT3, the bio adhesive used in NeoCart, for the repair of articular cartilage, ligament, meniscus or tendon damage, including related osteochrondal defects. The license excludes any product in which one nonliving ingredient is included in CT3 for the primary purpose of producing a physiological, metabolic or biological effect in mammals. OrthoCellix has obligations to supply CT3 to Angiotech under certain terms and conditions, and Angiotech is entitled to use any data and results obtained from any clinical studies conducted by OrthoCellix with respect to CT3.

The agreement terminates on the earlier of May 12, 2035 and expiration of all royalty payment obligations under the agreement. Either party has the right to terminate the agreement if the other party materially breaches the agreement and fails to cure such breach within 30 days from the date of notice of such breach (ten days in the case of non-payment). OrthoCellix may also terminate the agreement by giving at least one year’s notice. Angiotech may also terminate the agreement if OrthoCellix or any of OrthoCellix’s affiliates or sublicensees challenge the validity of Angiotech’s patents rights or rights to improvements (or directly or indirectly support any such challenge), or if OrthoCellix is acquired by or merges with a third party that has developed or is marketing, or has an affiliate that has developed or is marketing, a competitive product prior to such acquisition or merger and the resulting or surviving entity post-acquisition or merger fails to either continue to develop or sell licensed product at a level reasonably similar to the development or sale that was occurring prior to the acquisition or merger, during the six-month period following the acquisition or merger.

The agreement provides that OrthoCellix will be obligated to pay a fee of $3.0 million within 30 days after OrthoCellix receives regulatory approval from the FDA for a licensed product. To date, $3.2 million has been paid to Angiotech in commercialization milestones under the license agreement, which have been expensed to research and development. The $3.2 million was paid prior to Ocugen’s reverse merger with Histogenics. As further consideration for the license, OrthoCellix will be required to pay royalties at percentage rates of single digits of net sales of NeoCart and certain other products.

The patents licensed under the agreement expired on January 9, 2016. OrthoCellix believes that its obligations under the agreement, including any obligations to pay any milestone or royalty payments as described in the preceding paragraph, have been terminated and are no longer enforceable against OrthoCellix, and has provided notice to Angiotech to that effect.

Intrexon Mutual Termination Agreement

Histogenics was party to an Exclusive Channel Collaboration (“ECC”) with Intrexon Corporation (“Intrexon”) governing a “channel collaboration” arrangement in which Histogenics intended to use Intrexon’s proprietary technology towards the design, identification, culturing and/or production of genetically modified cells.

In December 2018, Histogenics and Intrexon entered into a mutual termination and release agreement (the “Mutual Termination Agreement”) pursuant to which Histogenics and Intrexon mutually agreed to terminate ECC. In lieu of the approximately $3.0 million of research and development expenses under the ECC due from Histogenics to Intrexon, $0.375 million was paid to Intrexon at the time of entering into the Mutual Termination Agreement and $1.125 million will be payable by OrthoCellix within one year following any submission of a BLA to the FDA for NeoCart.

INTELLECTUAL PROPERTY

OrthoCellix’s success depends in part upon its ability to protect its core technologies and intellectual products. It has applied, obtained, and licensed patent protection for its product candidate. OrthoCellix intends to maintain and defend its intellectual property rights to protect its technology, inventions, processes, and improvements that are commercially important to the development of its business. There is no guarantee that any of its current or future intellectual property will advance the commercial success of its product candidate. There is also no guarantee patents will be issued or registered for any pending patent applications or patent applications that it may file in the future. Its commercial success also depends in part on the patents and proprietary rights of third parties.

As of July 21, 2025, OrthoCellix’s patent portfolio for its product candidate included a total of 17 issued patents in the United States (two of which are licensed from Purpose), 20 issued or registered patents in foreign countries (two of which are licensed from Purpose), four pending patent applications in the United States, and eight pending patent applications in foreign countries. Its patent portfolio encompasses foreign jurisdictions such as the United Kingdom, France, Belgium, Switzerland, Germany, Ireland, Luxembourg, Monaco, Canada and Japan. Its intellectual property includes compositions of matter, methods of use, product candidate, and other proprietary technology. OrthoCellix’s current portfolio of issued patents in the United States and issued or registered patents in foreign countries related to its product candidate expire between 2026 and 2039.

In some instances, OrthoCellix may need to license additional patents and trade secrets to commercialize its product candidate in certain territories. In addition to patents, it may rely, in some circumstances, on trade secrets to protect its technology. It seeks to protect its proprietary technology and processes, and obtain and maintain ownership of certain technologies, in part, by confidentiality and invention assignment agreements with its employees, consultants, scientific advisors, and contractors. It also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems.

GOVERNMENT REGULATION AND PRODUCT APPROVAL

Government authorities in the United States, at the federal, state, and local level, and in other countries including Canada, extensively regulate, among other things, the research, development, testing, approval, manufacture, packaging, storage, recordkeeping, monitoring and reporting, labeling, advertising, promotion, distribution, marketing, sales, import, and export of biotechnological and drug products such as those OrthoCellix is developing. In addition, labelers of marketed biotechnology and drug products (the entity owning the National Drug Code listed for a marketed product) participating in Medicaid and Medicare are required to comply with mandatory price reporting, discounts, rebates, and other requirements. The processes for obtaining regulatory approvals in the United States and in other countries including Canada, along with compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

From time to time, legislation is drafted, introduced, passed in Congress and signed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidances, and policies are often revised or reinterpreted by the agency in ways that may significantly affect the manner in which OrthoCellix’s products are regulated and marketed.

FDA Regulation

In the United States, the FDA regulates biologics and drug products under the FDCA” and its implementing regulations. In addition, biological products are regulated under the PHSA and its implementing regulations. The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests, animal studies, and formulation studies in compliance with the FDA’s GLP regulations, applicable requirements for the human use of laboratory animals, such as the Animal Welfare Act (“AWA”), or other applicable regulations;
●	submission to the FDA of an IND application, which must become effective before human clinical trials may begin at United States clinical trial sites;
●	approval by an IRB for each clinical site, or centrally, before a clinical trial may be initiated at that site;
●	adequate and well-controlled human clinical trials to establish the safety and efficacy, in the case of a drug product candidate, or safety, purity, and potency, in the case of a biological product candidate, for its intended use, performed in accordance with GCP and additional requirements for the protection of human research subjects and their health information;
●	development of manufacturing processes to ensure the product candidate’s identity, strength, quality, purity, and potency in compliance with cGMP;
●	submission to the FDA of a BLA, including results of preclinical testing, detailed information about the CMC, and proposed labeling and packaging for the product candidate;
●	satisfactory completion of an FDA advisory committee review, if applicable;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the products are produced to assess compliance with cGMP, and to assure that the facilities, methods, and controls are adequate to preserve the therapeutics’ identity, strength, quality, purity, and potency as well as satisfactory completion of an FDA inspection of selected clinical sites, selected clinical investigators to determine GCP compliance, and payment of user fees; and
●	FDA review and licensure of a BLA, to permit commercial marketing for particular indications for use, including agreement on post-marketing commitments, if applicable.

Preclinical Studies and IND Submission

The testing and approval process of product candidates requires substantial time, effort, and financial resources. Satisfaction of FDA pre-market approval requirements typically takes many years, and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease. Preclinical studies include laboratory evaluation of chemistry, pharmacology, toxicity, and product formulation, as well as animal studies to assess potential safety and efficacy. Such studies must generally be conducted in accordance with GLP, the AWA, and other applicable regulations and requirements. Prior to commencing the first clinical trial at a United States investigational site with a product candidate, an IND sponsor must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data, any available clinical data or literature, and proposed clinical study protocols, among other things, to the FDA as part of an IND submission. Some preclinical studies may continue even after the IND is in effect.

An IND application becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, notifies the applicant of safety concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial may begin. A separate submission to an existing IND application must also be made for each successive clinical trial conducted during product development.

Clinical Trials

Clinical trials involve the administration of the investigational product to human subjects (healthy volunteers or patients) under the supervision of qualified investigators. Clinical trials must be conducted in accordance with federal regulations and GCP requirements, which include the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial, as well as the review and approval of the study by an IRB. Investigators must also provide certain information to the clinical trial sponsors to allow the sponsors to make certain financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety, the effectiveness criteria to be evaluated, and a statistical analysis plan. A protocol for each clinical trial, and any subsequent protocol amendments, must be submitted to the FDA as part of the IND submission. If a product candidate is being investigated for multiple intended indications, separate IND applications may also be required. In addition, an IRB at each study site participating in the clinical trial and/or a central IRB must review and approve the plan for any clinical trial, informed consent forms, and communications to study subjects before a study commences at that site. An IRB is charged with protecting the welfare and rights of trial participants, and considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits, and whether the planned human subject protections are adequate. The IRB must continue to oversee the clinical trial while it is being conducted. Progress reports detailing the results of the clinical trials must also be submitted at least annually to the FDA and the IRB and more frequently if SAEs or other significant safety information is found.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Sponsors are required to submit periodic progress reports and safety reports to FDA throughout the clinical development program. Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. If the FDA issues a clinical hold halting a clinical trial, the agency must notify the IND sponsor of the grounds for the hold. Any identified deficiencies must be resolved before the FDA will lift the hold and allow the clinical trial to begin or resume. There is no guarantee the FDA will ever lift a clinical hold once put in place. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or if the trial poses an unexpected serious harm to subjects. The FDA or an IRB may also impose conditions on the conduct of a clinical trial. Clinical trial sponsors may also choose to discontinue clinical trials as a result of risks to subjects, a lack of favorable results, or changing business priorities.

The manufacture of investigational products for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs, active ingredients, and therapeutic substances imported into the United States are also subject to regulation by the FDA. Further, the export of investigational products outside of the United States is subject to regulatory requirements of the receiving country, as well as the United States export requirements under the FDCA.

In general, for purposes of BLA approval, human clinical trials are typically conducted in three sequential phases, which may overlap or be combined.

●	Phase 1 — Studies are initially conducted in a small group of healthy human volunteers or subjects to test the product candidate for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution, and excretion. If possible, Phase 1 trials may also be used to gain an initial indication of product effectiveness.
●	Phase 2 — Controlled studies are conducted in larger but still limited subject populations with a specified disease or condition to evaluate preliminary efficacy, identify optimal dosages, dosage tolerance and schedule, possible adverse effects and safety risks, and expanded evidence of safety.
●	Phase 3 — These adequate and well-controlled clinical trials are undertaken in expanded subject populations, generally at geographically dispersed clinical trial sites, to generate enough data to provide statistically significant evidence of clinical efficacy and safety of the product candidate for approval, to establish the overall risk-benefit profile of the product candidate, and to provide adequate information for the labeling of the product candidate. Typically, two Phase 3 trials are required by the FDA for product approval. Under some limited circumstances, however, the FDA may approve a BLA based upon a single Phase 3 clinical study.

The FDA may also require, or companies may conduct, additional clinical trials for the same indication after a product is approved. These are referred to as Phase 4 studies and may be made a condition to be satisfied after approval. The results of Phase 4 studies can confirm or refute the effectiveness of a product candidate and can provide important long-term safety information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, manufacturers must develop methods for testing the identity, strength, quality, potency, and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Marketing Application Submission, Review by the FDA, and Marketing Approval

Assuming successful completion of the required clinical and preclinical testing, the results of product development, including CMC, non-clinical studies, and clinical trial results, including negative or ambiguous results, as well as positive findings, are all submitted to the FDA, along with the proposed labeling, requesting approval to market the product for one or more indications. In most cases, the submission of a marketing application is subject to a substantial application user fee.

In addition, under the PREA, a BLA or supplement to a BLA for a new active ingredient, indication, dosage form, dosage regimen, or route of administration, must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after the approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Orphan products are also exempt from the PREA requirements.

The FDA also may require submission of a REMS to ensure that the benefits of the product candidate outweigh the risks. Following product approval, a REMS may also be required by the FDA if new safety information is discovered and the FDA determines that a REMS is necessary to ensure that the benefits of the product continue to outweigh the risks. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription, or dispensing of products.

Once the FDA receives an application, it generally takes 60 days to review the marketing application to determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. The FDA may refuse to review any application that it deems incomplete or not properly reviewable at the time of submission and may request additional information. If the submission is accepted for filing, the FDA begins an in-depth review of the marketing application. Under the goals and policies agreed to by the FDA under the PDUFA, the FDA aims to complete its initial review of a marketing application and respond to the applicant within 10 months from the filing date for a standard marketing application, and within six months from the filing date for a priority marketing application. The FDA does not always meet its PDUFA goal dates for standard and priority marketing applications, and the review process is often significantly extended by FDA requests for additional information or clarification.

The FDA may also refer certain applications to an advisory committee. Before approving a product candidate for which no active ingredient has previously been approved by the FDA, the FDA must either refer that product candidate to an external advisory committee or provide in an action letter a summary of the reasons why the FDA did not refer the product candidate to an advisory committee. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA reviews applications to determine, among other things, whether a product candidate meets the agency’s approval standards and whether the manufacturing methods and controls are adequate to assure and preserve the product’s identity, strength, quality, potency, and purity. Before approving a marketing application, the FDA typically will inspect the facility or facilities where the product is manufactured, referred to as a Pre-Approval Inspection. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontractors, are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving a marketing application, the FDA will inspect one or more clinical trial sites to assure compliance with GCP. To assure cGMP and GCP compliance, an applicant will incur significant expenditure of time, money, and effort in the areas of training, recordkeeping, production, and quality control.

After evaluating the marketing application and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a CRL. A CRL indicates that the review cycle for the application is complete and the application is not ready for approval. It also describes all of the specific deficiencies that the FDA identified. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the marketing application and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. If a CRL is issued, the applicant may either: resubmit the marketing application addressing all of the deficiencies identified in the letter; withdraw the application; or request an opportunity for a hearing.

Even if the FDA approves a product, it may limit the approved indications or populations for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety and efficacy after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product.

Patent Term Restoration and Regulatory Data Exclusivity

In the United States and elsewhere, certain regulatory exclusivities and patent rights can provide an approved drug product with protection from certain competitors’ products for a period of time and within a certain scope. If approved, drug and biologic products may also be eligible for periods of the United States patent term restoration. If granted, patent term restoration extends the patent life of a single unexpired patent, that has not previously been extended, for a maximum of five years. The total patent life of the product with the extension also cannot exceed 14 years from the product’s approval date. Subject to prior limitations, the period of extension is calculated by adding half of the time from the effective date of an IND application to the initial submission of a marketing application, and all of the time between the submission of the marketing application and its approval. This period may also be reduced by any time that the applicant did not act with due diligence. Only one patent claiming each approved product is eligible for restoration and the patent holder must apply for restoration within 60 days of approval. The USPTO, in consultation with the FDA, reviews and approves the application for patent term restoration.

Additionally, under the PHSA, innovator biological products, or reference products, are entitled to 12 years of exclusivity. The FDA must wait four years after licensure of a biologic product under a BLA before accepting a filing for a biosimilar version of the reference product, and the FDA cannot approve a biosimilar version of the reference product until 12 years after the reference product was approved under a BLA.

Special FDA Expedited Review and Approval Programs

The FDA has various programs that are intended to expedite or simplify the process for the development and FDA review of certain product candidates that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs or present a significant improvement over existing therapy. The purpose of these programs is to provide important new therapeutics to patients earlier than under standard FDA review procedures. These expedited programs include fast track designation, breakthrough therapy designation, priority review, accelerated approval, and RMAT designation. Each of these programs has its own features and qualifying criteria. A sponsor must submit a request for fast track designation, breakthrough therapy designation, or priority review, which may or may not be granted by the FDA.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product candidate is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address an unmet medical need. If fast track designation is obtained, sponsors may be eligible for more frequent development meetings and correspondence with the FDA. In addition, the FDA may initiate review of sections of an application before the application is complete. This “rolling review” is available if the applicant provides and the FDA approves a schedule for the remaining information.

To be eligible for breakthrough therapy designation, the FDA must determine, based on the request of the sponsor, that a product candidate is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Products designated as breakthrough therapies are eligible for intensive guidance on an efficient development program beginning as early as Phase 1 trials, a commitment from the FDA to involve senior managers and experienced review staff in a proactive collaborative and cross-disciplinary review, rolling review, and the facilitation of cross-disciplinary review.

Established under the 21st Century Cures Act, RMAT designation is a dedicated program designed to expedite the drug development and review processes for promising regenerative medicine products, including genetic therapies. A regenerative medicine advanced therapy is eligible for RMAT designation if it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or therapy has the potential to address unmet medical needs for such disease or condition. Similar to breakthrough therapy designation, RMAT designation provides the benefits of intensive FDA guidance on efficient drug development, including the ability for early interactions with FDA to discuss surrogate or intermediate endpoints, potential ways to support accelerated approval and satisfy post-approval requirements, potential priority review of a BLA, and other opportunities to expedite development and review.

The FDA may give a priority review designation to product candidates that are intended to treat serious conditions and, if approved, would provide significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of the serious condition. A priority review means that the goal for the FDA is to review an application within six months from the filing date, rather than the standard review of 10 months under current PDUFA guidelines.

Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be developed and approved under the accelerated approval pathway, which means the FDA may approve the product candidate based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. A product candidate approved under the accelerated approval pathway is generally subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect of the product. Under the FDORA, the FDA is permitted to require, as appropriate, that confirmatory trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Further, under FDORA, the FDA has increased authority for expedited procedures to withdraw the accelerated approval of a product if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.

Even if a product qualifies for one or more of these programs, the FDA may later decide that such product no longer meets the qualification criteria, and therefore, that the sponsor is no longer eligible for the program benefits, including the benefit of a shortened time period for FDA review or approval. Additionally, fast track designation, priority review, accelerated approval, breakthrough therapy designation, and RMAT designation do not change the standards for approval and do not necessarily shorten the overall time it takes a sponsor to obtain FDA approval or the costs of obtaining it.

Post-Approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to extensive and continuing regulation by the FDA, including, among other things, requirements related to manufacturing, recordkeeping, and reporting, including adverse experience reporting, deviation reporting, shortage reporting, and periodic reporting, product sampling and distribution, advertising, marketing, promotion, certain electronic records and signatures, and post-approval obligations imposed as a condition of approval, such as Phase 4 clinical trials, REMS, and surveillance to assess safety and effectiveness after commercialization.

Future FDA inspections may identify cGMP compliance issues at manufacturing facilities or at the facilities of third-party suppliers that may disrupt production or distribution or require substantial resources to correct and prevent recurrence of any deficiencies and could result in fines or penalties by regulatory authorities.

After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to FDA review and approval. There also are continuing annual program user fee requirements for approved products, excluding orphan products. In addition, manufacturers and other entities involved in the manufacture and distribution of approved therapeutics are required to register their establishments with the FDA and certain state agencies, list their products, and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMP and other requirements. Regulatory authorities may undertake regulatory enforcement action, withdraw product approvals, require label modifications, or request product recalls, among other actions, if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Changes to the manufacturing process are strictly regulated and often require FDA approval or notification before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and specifications, and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use.

The FDA also strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Physicians, in their independent professional medical judgment, may prescribe legally available products for unapproved indications that are not described in the product’s labeling and that differ from those tested and approved by the FDA. Drug and biological product companies, however, are required to promote their products only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including, but not limited to, criminal and civil penalties under the FDCA and FCA, exclusion from participation in federal healthcare programs, mandatory compliance programs under corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts. In addition, newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications.

In addition, the distribution of prescription drug and biological products is subject to the PDMA, which regulates the distribution of samples at the federal level. Both the PDMA and state laws limit the distribution of prescription drug and biological product samples and impose requirements to ensure accountability in distribution. Free trial or starter prescriptions provided through pharmacies are also subject to regulations under the MDR Program (“MDRP”) and potential liability under anti-kickback and false claims laws.

Moreover, the Drug Supply Chain Security Act imposes obligations on sponsors of drug and biological products related to product tracking and tracing. Among the requirements of this legislation, sponsors are required to provide certain information regarding the products to individuals and entities to which product ownership is transferred, are required to label products with a product identifier, and are required to keep certain records regarding the product.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in significant regulatory actions. Such actions may include refusal to approve pending applications, license or approval suspension or revocation, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, Form FDA 483s, cyber letters, modification of promotional materials or labeling, provision of corrective information, imposition of post-market requirements including the need for additional testing, imposition of distribution or other restrictions under a REMS, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, FDA debarment, injunctions, fines, consent decrees, corporate integrity agreements, suspension and debarment from government contracts, refusal of orders under existing government contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement, civil or criminal penalties including fines and imprisonment, and adverse publicity, among other adverse consequences.

Additional controls for biologics

To help reduce the increased risk of the introduction of adventitious agents through biological products, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits to FDA a release protocol showing the results of all of the manufacturer’s tests performed on the lot, and if required, samples of each lot of the product.

Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations

OrthoCellix’s business activities, including but not limited to, research, marketing, sales, promotion, distribution, medical education, and other activities following product approval are subject to laws and regulations by numerous federal and state regulatory and law enforcement authorities in the United States in addition to the FDA, including potentially the Department of Justice, the HHS and its various divisions, including the CMS and the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense, and state and local governments. OrthoCellix’s business activities must comply with numerous healthcare laws, including but not limited to, the federal civil FCA, the federal Anti-Kickback Statute, other similar fraud and abuse laws and regulations as well as data privacy and security laws and regulations, which are described below, as well as state and federal consumer protection and unfair competition laws.

The federal Anti-Kickback Statute, prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting, or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order, or the referral to another for the furnishing or arranging of any item or service reimbursable under Medicare, Medicaid, or other federal healthcare programs, in whole or in part. The term “remuneration” has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between biotechnological industry members on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of a federal healthcare covered business, including purchases of products paid by federal healthcare programs, the statute has been violated. A violation of the Anti-Kickback Statute may be established without proving actual knowledge of the statute or specific intent to violate it. The government or a whistleblower may assert that a claim for payment of items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil FCA. Although there are a number of statutory exemptions and regulatory safe harbors to the federal Anti-Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exemptions and safe harbors are drawn narrowly. Practices that involve remuneration to those who prescribe, purchase, or recommend pharmaceutical and biological products, including certain discounts, or engaging such individuals as consultants, advisors, or speakers, may be subject to scrutiny if they do not fit within an exemption or safe harbor. OrthoCellix’s practices may not in all cases meet all of the criteria for exemption or safe harbor protection from anti-kickback liability. Moreover, there are no safe harbors for many common practices, such as educational and research grants, charitable donations, product support and patient assistance.

The federal civil FCA prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of federal funds, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or avoiding, decreasing, or concealing an obligation to pay money to the federal government. Actions under the FCA may be brought by the federal government or as a whistleblower or qui tam action by a private individual in the name of the government. Many pharmaceutical manufacturers have been investigated and have reached substantial financial settlements with the federal government under the civil FCA for a variety of alleged improper activities. The government may deem companies to have “caused” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. The civil FCA provides for treble damages and a civil penalty for each false claim, such as an invoice or pharmacy claim for reimbursement, which can aggregate into millions of dollars, and potential exclusion from federal health care programs.

The civil monetary penalties statute is another statute under which biotechnological companies may be subject to enforcement. Among other things, the civil monetary penalties statue imposes fines against any person who is determined to have knowingly presented, or caused to be presented, claims to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent.

The federal HIPAA prohibits, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statements or representations in connection with the delivery of, or payment for, healthcare benefits, items, or services relating to healthcare matters. The government need not establish actual knowledge of the statute, or the specific intent in order to prove a violation.

The federal Physician Payments Sunshine Act requires manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to direct or indirect payments and other transfers of value to physicians, teaching hospitals and certain other healthcare professionals (such as physicians assistants and nurse practitioners), and ownership and investment interests held by physicians and their immediate family members, with the reported information made public on a searchable website.

Payment or reimbursement of prescription therapeutics by Medicaid or Medicare requires the product’s labeler to submit certified pricing information to CMS. The MDR statute requires labelers, as a condition of payment by Medicaid, to calculate and report price points, which are used to determine Medicaid rebate payments shared between the states and the federal government and Medicaid payment rates for certain therapeutics, to pay quarterly rebates on prescriptions paid by Medicaid, and to provide a discount based on the Medicaid rebate percentage to certain hospitals and clinics under the 340B program. For most therapeutics paid under Medicare Part B, labelers must also calculate and report their Average Sales Price, which is used to determine the Medicare Part B payment rate. In addition, therapeutics covered by Medicaid are subject to an additional inflation penalty which can substantially increase rebate payments. For products approved under a BLA (including biosimilars) or a NDA, the Veterans Health Care Act (“VHCA”) requires labelers, as a condition of payment by Medicaid, to enter a federal supply schedule contract with the Department of Veterans Affairs, which includes requirements to calculate and report to the VA a price called the Non-Federal Average Manufacturer Price, which is used to determine the maximum price that can be charged to certain federal agencies, referred to as the Federal Ceiling Price (“FCP”). Like MDRP, the FCP includes an inflation penalty for drugs whose prices increase faster than the rate of inflation. All of these price reporting requirements create risk of submitting false information to the government, and potential FCA liability.

This necessitates compliance with applicable federal procurement laws and regulations, including submission of commercial sales and pricing information, and subjects OrthoCellix to contractual remedies as well as administrative, civil, and criminal sanctions. In addition, labelers participating in Medicaid to agree to provide different mandatory discounts to certain Public Health Service grantees and other safety net hospitals and clinics under the 340B program based on the labelers’ reported Medicaid pricing information. The 340B program has its own regulatory authority to impose sanctions for non-compliance and adjudicate overcharge claims against labelers by the purchasing entities.

Further, OrthoCellix may be subject to data privacy and security regulation by both the federal government and the states in which it conduct its business. HIPAA, as amended by HITECH and its respective implementing regulations imposes certain requirements on covered entities and their business associates – certain persons or entities that create, receive, maintain, or transmit protected health information in connection with providing a specified service or performing a function on behalf of a covered entity. In addition, other federal and state laws may govern the privacy and security of health and other information in certain circumstances. For example, state data breach notification laws, state health information and/or genetic privacy laws, and federal and state consumer protection and consumer privacy laws (such as Section 5 of the FTC Act) and the CCPA and other similar states laws differ from each other in significant ways, thus complicating compliance efforts. Any failure by OrthoCellix or any of its third-party service providers to follow such laws could result in significant liability or reputational harm under such state and federal privacy and other laws. The landscape of federal and state laws regulating personal data is constantly evolving, and compliance with these laws requires a flexible privacy framework and substantial resources, and compliance efforts will likely be an increasing and substantial cost in the future.

Outside the United States, OrthoCellix’s operations may implicate international data protection laws, including the GDPR. The GDPR imposes strict obligations and restrictions on the ability to collect, analyze, and transfer personal data, including health data and samples from clinical trials and adverse event reporting. For example, these obligations and restrictions may concern obtaining explicit consent of the individuals to whom the personal data relate, providing transparency notices to individuals, sharing personal data with third parties, transferring personal data out of the EU, reporting personal data breaches with data protection authorities and affected individuals, and ensuring the security and confidentiality of personal data. Violations of EU data protection laws may result in significant financial penalties (including possible fines of up to four percent of global annual turnover for the preceding financial year or €20.0 million (or €17.5 million in the UK) whichever is higher). The EU GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with data protection authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the EU GDPR. These privacy and data protection laws and regulations increase OrthoCellix’s responsibility and liability in relation to personal data that it processes, and compliance has been and is expected to continue to be difficult, constantly evolving, costly and time consuming.

Moreover, as a result of the broad scale release and availability of Artificial Intelligence (“AI”) technologies such as generative AI, there is a global trend towards more regulation (e.g., the EU AI Act and AI laws passed in states of the United States) to ensure the ethical use, privacy, and security of AI and the data that it processes. Compliance with such laws will likely be an increasing and substantial cost in the future.

Many states have also adopted laws similar to certain of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. Certain state laws also regulate sponsors’ use of prescriber-identifiable data. Certain states also require implementation of commercial compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments or the provision of other items of value that may be made to healthcare providers and other potential referral sources; impose restrictions on marketing practices; or require drug companies to track and report information related to payments, gifts, and other items of value to physicians and other healthcare providers. Other state laws and local ordinances require identification or licensing of sales representatives.

States have also enacted or are considering legislation intended to make drug prices more transparent and deter significant price increases, typically as consumer protection laws. These laws may affect OrthoCellix’s future sales, marketing, and other promotional activities by imposing administrative and compliance burdens.

If OrthoCellix’s operations are found to be in violation of any of the laws or regulations described above or any other applicable laws, it may be subject to penalties or other enforcement actions, including significant criminal, civil, and/or administrative monetary penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of its operations, any of which could adversely affect its ability to operate its business and its results of operations.

To the extent that any of OrthoCellix’s products are sold in a foreign country, it may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug candidates for which OrthoCellix obtains regulatory approval. In the United States and markets in other countries, sales of any products for which OrthoCellix receives regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such drug products.

In the United States, third-party payors include federal and state healthcare programs, government authorities, private managed care providers, private health insurers, and other organizations. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical drug products and medical services, in addition to questioning their safety and efficacy. Such payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. OrthoCellix may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of OrthoCellix’s products, in addition to the costs required to obtain the FDA approvals. Nonetheless, OrthoCellix’s product candidates may not be considered medically necessary or cost-effective.

Moreover, the process for determining whether a third-party payor will provide coverage for a drug product may be separate from the process for setting the price of a drug product or for establishing the reimbursement rate that such a payor will pay for the drug product. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable OrthoCellix to maintain price levels sufficient to realize an appropriate return on OrthoCellix’s investment in product development.

If OrthoCellix elects to participate in certain governmental programs, OrthoCellix may be required to participate in discount and rebate programs, which may result in prices for OrthoCellix’s future products that will likely be lower than the prices OrthoCellix might otherwise obtain. For example, drug manufacturers participating under the MDRP must pay rebates on prescription drugs to state Medicaid programs. Under the Veterans Health Care Act (VHCA) drug companies are required to offer certain drugs at a reduced price to a number of federal agencies, including the U.S. Department of Veterans Affairs and Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs, including Medicare and Medicaid. Discounted prices must also be offered for certain U.S. Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA also requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations. If OrthoCellix’s products are approved and made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.

Different pricing and reimbursement schemes exist in other countries. In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular drug candidate to currently available therapies. Other Member States allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any drug candidates for which OrthoCellix receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and OrthoCellix expects will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which OrthoCellix receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform Measures

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services, implementing reductions in Medicare and other healthcare funding and applying new payment methodologies. For example, in 2010, the ACA was enacted, which affected existing government healthcare programs and resulted in the development of new programs.

Among the ACA’s provisions of importance to the pharmaceutical industry, in addition to those otherwise described above, are the following:

●	An annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;
●	An increase in the statutory minimum rebates a manufacturer must pay under the MDRP to 23.1% and 13.0% of the average manufacturer price for most branded and generic drugs, respectively, and a cap on the total rebate amount for innovator drugs at 100.0% of the Average Manufacturer Price (which was later removed effective January 1, 2024 as a result of the American Rescue Plan Act of 2021);
●	A Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70.0% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D (later replaced under the Inflation Reduction Act of 2022 by the Medicare Part D Manufacturer Discount Program);
●	The extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
●	The expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals, including individuals with income at or below 133.0% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;
●	The expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and
●	A Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. In June 2021, for example, in a case involving individual mandate, the U.S. Supreme Court ruled that certain challengers to the ACA lacked standing and upheld the ACA. It is unclear how any future litigation, and the healthcare reform measures of the current executive administration, will impact the ACA.

Other legislative changes have also been proposed and adopted in the United States since the ACA was enacted. For example:

●	The Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of on average two percent per fiscal year, which remain in effect through fiscal year 2032, absent additional action from Congress.
●	Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation. Because the One Big Beautiful Bill Act of 2025 is expected to add to the federal deficit over the next decade, it is unclear whether this will trigger automatic spending cuts as part of the statutory Pay-As-You-Go Act’s requirements.
●	The U.S. American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
●	The One Big Beautiful Bill Act of 2025 also added work requirements and more frequent eligibility enrollment reverifications for Medicaid enrollees, which is expected to have the effect of reducing the number of Medicaid enrollees.

These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices OrthoCellix may obtain for any of its product candidates for which the company may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs.

For example, the Inflation Reduction Act of 2022 (IRA), for example, includes several provisions that may impact OrthoCellix’s business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby eliminating the so-called coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D; allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 2032 the implementation of the U.S. Department of Health & Human Services (HHS) rebate rule that would have limited the fees that pharmacy benefit managers can charge.

Further, under the IRA, orphan drugs were previously exempted from the Medicare drug price negotiation program, but only if they had one orphan designation and the only approved indication(s) related to disease or condition. If a product were to have received multiple orphan designations or have multiple approved indications, it would not qualify for the orphan drug exemption. The One Big Beautiful Bill Act of 2025 eliminated this restriction and now all orphan drugs, regardless of the number of orphan designations or indications, are eligible for exemption from the Medicare drug price negotiation program.

The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA’s Medicare drug price negotiation program. The effects of the IRA on OrthoCellix’s business and the healthcare industry in general is not yet known.

Multiple executive orders have also been issued that have sought to reduce prescription drug costs. For example:

●	On May 12, 2025, President Trump signed the executive order, “Delivering Most-Favor-ed-Nation Prescription Drug Pricing,” which directs the Secretary of HHS to set and communicate most-favored-nation price targets to manufacturers and propose a rulemaking plan to impose most-favored-nation pricing if “significant progress” is not made towards achieving such pricing. It also directs the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. It also states that the Trump Administration will take additional aggressive action (for example, examining whether marketing approvals should be modified or rescinded or opening the door for individual drug importation waivers) should manufacturers fail to offer American consumers the most-favored-nation lowest price. Notably, a rule enacted under the first Trump Administration, also known as the “Most Favored Nations” rule, would have set Medicare Part B reimbursement at an amount no higher than the lowest price that a drug manufacturer receives on a particular product in an index of foreign countries. This rule was the subject of litigation and was formally rescinded by the former Biden Administration in August 2021. FDA Commissioner Makary also announced in July 2025 that FDA is contemplating a fast-track priority review voucher for drugs whose manufacturers commit to setting a price in line with drug pricing offered in economically similarly situated countries around the world. The effects of these proposals and how these proposals will be implemented are not yet known.
●	On April 15, 2025, President Trump signed the executive order, “Lowering Drug Prices by Once Again Putting Americans First,” which included a multitude of directives to the federal government to lower drug prices. This includes directing HHS to issue updated IRA drug price negotiation guidance, including eliminating the so-called “pill penalty” under the IRA that creates a distinction between small molecule and large molecule products for purposes of determining when a drug may be eligible for drug price negotiation. Among other provisions, the executive order also directs the government to evaluate the role of pharmacy benefit managers.

Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the current administration may reverse or otherwise change these measures, both the current administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

OrthoCellix cannot predict the healthcare reform initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

●	The demand for product candidates, if regulatory approval is obtained;
●	The ability to set a price that is fair for approved products;
●	The ability to generate revenue and achieve or maintain profitability;
●	The level of taxes that OrthoCellix is required to pay; and
●	The availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect OrthoCellix’s future profitability.

OrthoCellix expects that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. Federal Government will pay for healthcare drugs and services, which could result in reduced demand for drug candidates or additional pricing pressures.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm OrthoCellix’s business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for OrthoCellix’s future drugs or put pressure on OrthoCellix’s future drug pricing, which could negatively affect OrthoCellix;s business, financial condition, results of operations and prospects.

The Foreign Corrupt Practices Act

The FCPA prohibits any United States individual or business from paying, offering, or authorizing payment or offering anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and suspension and debarment from government contracts, and refusal of orders under existing government contracts. Enforcement actions may be brought by the Department of Justice or the SEC, and legislation has expanded the SEC’s power to seek disgorgement in all FCPA cases filed in federal court and extended the statute of limitations in the SEC enforcement actions in intent-based claims such as those under FCPA from five years to 10 years.

Compliance with the FCPA may require significant technical and legal expertise and capital investment, which may be costly and cannot be predicted with certainty. Criminal and/or civil violations or alleged violations of the FCPA can result in significant criminal and/or civil penalties, fines, disgorgement, exclusion from government contracts, imprisonment of current or former employees, or other sanctions. It may also result in litigation with affected parties. Any of these factors may have an adverse effect on its operations and/or reputation, which could have a material adverse effect on its business, financial condition, competitive position, and other results of operations. OrthoCellix is subject to other international anti-corruption laws which may entail similar risks.

Regulation Outside of the United States

In addition to regulations in the United States, it may be subject to a variety of regulations in foreign jurisdictions that govern, among other things, clinical trials and any commercial sales and distribution of its product candidates, if approved, either directly or through its distribution partners. Whether or not it obtains FDA approval for a product candidate, it must obtain the requisite approvals from regulatory authorities in foreign jurisdictions prior to the commencement of clinical trials or marketing and sale of the product in those countries. The foreign regulatory approval process includes all of the risks associated with the FDA approval process described above, and the time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Requirements governing the conduct of clinical trials, product approval, pricing, and reimbursement vary from country to country. For instance, for conducting clinical trials in the EU, the EU-CTR has applied since 31 January 2022. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in other countries. Moreover, some nations may not accept clinical studies performed for the United States approval to support approval in their countries or require that additional studies be performed on natives of their countries. In addition, in certain foreign markets, the pricing of drug products is subject to government control and reimbursement may in some cases be unavailable or insufficient. Resulting prices could be insufficient to generate an acceptable return to OrthoCellix or any future partner of ours. If OrthoCellix fails to comply with applicable foreign regulatory requirements, it may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

European Union Drug Development and Approval

Clinical Trial Approval

In April 2014, the EU adopted the EU-CTR which repealed and replaced the previous Clinical Trials Directive (2001/20/EC) on January 31, 2022. The transitory provisions of the EU-CTR provide that all ongoing clinical trials must have transitioned to the EU-CTR by January 31, 2025. The CTR overhauls the previous system of approvals for clinical trials in the EU. Specifically, the EU-CTR, which is directly applicable in all EU Member States (meaning no national implementing legislation in each Member State is required), aims at simplifying and streamlining the approval of clinical trials in the EU, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. The main characteristics of the EU-CTR include: a streamlined application procedure via a single-entry point through the Clinical Trials Information System; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials. The role of the relevant ethics committees in the assessment procedure continues to be governed by the national law of the applicable Member State, however overall related timelines are defined by the EU-CTR.

Marketing Authorization

To obtain a marketing authorization for a product in the EU, an applicant must submit a MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU or the additional Member States of the EEA (Norway, Iceland and Liechtenstein).

The centralized procedure provides for the grant of a single marketing authorization by the EC that is valid for all EU Member States, as well as the additional Member States of the EEA. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene-therapy, somatic cell-therapy or tissue-engineered medicines) and products with a new active substance indicated for the treatment of cancer, HIV, AIDS, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions or viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

Under the centralized procedure, the Committee for Medicinal Products for Human Use (“CHMP”), established at the EMA is responsible for conducting an initial assessment of a product. The maximum timeframe for the evaluation of a MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Clock stops may extend the timeframe of evaluation of an application considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the EC, who makes the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the viewpoint of public health and, in particular, therapeutic innovation. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment.

National marketing authorizations, which are issued by the competent authorities of the Member States of the EU and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in a Member State of the EU, this national authorization can be recognized in other Member States through the mutual recognition procedure. If the product has not received a national authorization in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure.

Data and Market Exclusivity in the European Union

In the EU, new chemical entities (including both small molecules and biological medicinal products) approved on the basis of a complete and independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. Data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization, for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced, but no medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with currently approved therapies. There is no guarantee that a product will be considered by the EMA to be a new chemical entity, and products may not qualify for data exclusivity. Even if a product is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company could nevertheless also market another version of the product if such company obtained marketing authorization based on a marketing authorization application with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Orphan Designation and Exclusivity

Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan medicinal product by the EC if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition, (2) either (i) such condition affects no more than five in 10 thousand persons in the EU when the application is made, or (ii) without the benefits derived from orphan status, it is unlikely that the marketing of the product in the EU would generate sufficient return to justify the necessary investment in its development; (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the product would be of significant benefit to those affected by that condition.

An orphan designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized EU marketing authorization. Marketing authorization for an orphan medicinal product leads to a ten-year period of market exclusivity being granted following marketing approval of the orphan product. During this market exclusivity period, the EMA, the EC or the competent authorities of the EU Member States may only grant marketing authorization to a “similar medicinal product” for the same therapeutic indication if: (i) a second applicant can establish that its product, although similar to the authorized product, is safer, more effective or otherwise clinically superior; (ii) the marketing authorization holder for the authorized product consents to a second orphan medicinal product application; or (iii) the marketing authorization holder for the authorized product cannot supply enough orphan medicinal product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation because, for example, the product is sufficiently profitable not to justify market exclusivity. Orphan designation must be requested before submitting an application for marketing approval. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The aforementioned EU rules are generally applicable in the EEA.

Reform of the Regulatory Framework in the European Union

The EC introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). The EC has provided the legislative proposals to the

European Parliament and the European Council for their review and approval, and, in April 2024, the European Parliament proposed amendments to the legislative proposals. Once the EC’s legislative proposals are approved (with or without amendment), they will be adopted into EU law.

HUMAN CAPITAL

As of June 30, 2025, OrthoCellix did not have any employees. As a result of not having any employees, OrthoCellix does not have any affiliation with a labor union or a collective bargaining agreement. Following the Merger, OrthoCellix anticipates that it will have a full time, experienced executive management team and may initially engage consultants for certain technical roles and subsequently employees for its operations.

Talent Management

OrthoCellix expects that its human capital will be critical to the success of its mission to deliver new regenerative cell therapies. It considers the performance, skills, and intellectual capital of its employees to be an essential driver of this mission and a key to its future prospects. As such, it plans to emphasize a number of measures and objectives in attracting, retaining, and developing its human capital, including, among others, employee safety, wellness, engagement, and compensation and pay equity.

Compensation and Benefits

OrthoCellix plans to adopt compensation programs that will be designed to align its employees’ interests with its achievement of its primary business goals. The salaries, bonuses, and opportunities for equity ownership that OrthoCellix expects to be provided to its employees will be competitive within its industry and it plans to engage outside compensation and benefits consulting firms to independently evaluate the effectiveness of its compensation and benefit programs and to provide benchmarking against its peers within the industry.

CARISMA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section titled “Risk Factors” in this proxy statement/prospectus, our actual results may differ materially from those anticipated by these forward-looking statements. As used in this section, references to “the Company,” “Carisma,” “we,” “us,” and “our” refer to Carisma Therapeutics Inc. (formerly Sesen Bio, Inc.) and its consolidated subsidiaries. The following information and all other information contained in this proxy statement/prospectus does not give effect to the contemplated reverse stock split.

Overview

We are a biotechnology company that was previously focused on applying our industry leading expertise in macrophage engineering to develop transformative therapies to treat serious diseases including liver fibrosis and cancer.

Recent Events

2024 Revised Operating Plans

In late March 2024, following a strategic review of our operating plan for 2024 and future periods, we approved a revised operating plan intended to balance value creation and expense management with our available cash resources. The objective of our revised operating plan was to focus our clinical development efforts on high potential value programs with meaningful near-term milestones and eliminate non-essential expenses and headcount to extend our cash runway. Under that plan, we intended to focus our ex vivo oncology clinical development efforts on our follow-on product candidate CT-0525, a CAR-Monocyte intended to treat solid tumors that over-express HER2 and cease development of CT-0508, our macrophage-based product candidate, and initial lead product candidate. In addition, at that time, we decided to continue to focus on our in vivo mRNA/LNP CAR-M programs in partnership with Moderna and paused development of CT-1119, a mesothelin-targeted CAR-Monocyte, pending additional financing, reduce our workforce and decrease spending on other non-essential activities. All clinical activities of CT-0508 have ceased.

In December 2024, following another strategic review of our operating plan for 2025 and our future pipeline, we approved another revised operating plan intended to reduce monthly operating expenses, conserve cash, and refocus our efforts on strategic priorities. First, we decided to cease development of our HER2 directed autologous cell therapy platform including CT-0525. Our decision was based on an assessment of the competitive landscape in anti-HER2 treatments, including the impact of recently approved anti-HER2 therapies on HER2 antigen loss/downregulation, and the effects on the future development strategy of any anti-HER2 product. We dosed the last patient in our Phase 1 clinical trial of CT-0525, in November 2024 and all clinical activity ended in January 2025.

Further, pursuant to the December 2024 revised operating plan, we pivoted our focus to developing product candidates targeting two indications – liver fibrosis and solid tumor oncology, while retaining the potential to receive milestones and royalties from our collaboration with Moderna.

As part of our cost-reduction initiatives in 2024, we implemented workforce reductions resulting in the termination of 62 full-time employees (representing approximately 58.0% of our total workforce), across research and development and general and administrative functions. The workforce reductions resulted in $4.1 million of severance related costs. As of December 31, 2024, we accrued $2.7 million in severance costs from our workforce reduction, $2.3 million of which was paid in January 2025. We may also incur other charges or cash expenditures not currently contemplated due to events that may occur as a result of, or associated with, the 2024 reduction in workforce.

On June 26, 2024, we notified Novartis Pharmaceuticals Corporation (“Novartis”) of our termination of the Manufacturing and Supply Agreement, dated March 1, 2023, relating to the manufacture of our first product candidate to enter clinical development, CT-0508 (the “Manufacturing Agreement”). The termination was effective July 31, 2024. As a result of the termination of the Manufacturing Agreement, we incurred a termination fee of $4.0 million (the “Termination Fee”) which we paid in the third quarter of 2024. We separately agreed with Novartis that if we enter into an agreement for the tech transfer of another product (a “Substitute Product”) to Novartis on or before December 31, 2024, then the Termination Fee shall be credited in full or in part against any amounts due to Novartis under such agreement relating to the Substitute Product. We did not enter into an agreement relating to the

Substitute Product with Novartis and we expensed the $4.0 million prepaid asset in the fourth quarter of 2024 to research and development in the consolidated statements of operations and comprehensive loss.

2025 Cash Preservation Plan

As part of a further revised plan approved by our board of directors on March 25, 2025 to preserve our existing cash resources following our reduction in workforce, or our cash preservation plan, we have reduced our operations to those necessary to identify and explore a range of strategic alternatives to maximize value and prepare to wind down our business. We currently have no intention of resuming our historical research and development activities. As part of our cash preservation plan, our board of directors determined to terminate all of our employees not deemed necessary to pursue strategic alternatives and execute an orderly wind down of our operations.

Nasdaq Deficiencies

We are not in compliance with the listing criteria for the Nasdaq Capital Market. Following a timely request for a hearing, we presented our plan to achieve compliance with applicable Nasdaq listing criteria and requested an extension of time to do so. On June 10, 2025, Nasdaq notified us that the Panel determined to grant our request for an exception to, and an extension of time to comply with, Nasdaq listing standards. The Panel Decision initially required us to demonstrate compliance with Nasdaq Listing Rule 5550(a)(2) by evidencing a closing bid price of $1.00 or more per share for a minimum of 10 consecutive trading sessions, complete a strategic transaction and otherwise demonstrate compliance with all initial listing requirements for the Nasdaq Capital Market, in each case on or before October 7, 2025, which is the Nasdaq Compliance Date. The extension of time was further subject to our meeting an interim milestone for a strategic transaction in connection with our ongoing strategic process. In early August 2025, we sent a written update and request to the Panel seeking to modify certain terms of the Panel Decision. The Panel subsequently notified us that, based on our satisfaction of the milestones thus far set forth in the Panel Decision and our progress toward completing the Merger and reverse stock split within the timeframes presented to the Panel, the Panel granted our request to modify the Panel Decision to provide that we must demonstrate continued compliance with the Capital Market Minimum Bid Price Rule by evidencing a closing bid price of $1.00 or more per share for a minimum of 10 consecutive trading sessions, on or before October 21, 2025, instead of on or before the Nasdaq Compliance Date The other terms of the Panel Decision remained the same, which are that: (i) on or before the Nasdaq Compliance Date, we must complete the Merger, and (ii) on or before Nasdaq Compliance Date, we must demonstrate compliance with all initial listing requirements for the Nasdaq Capital Market, including a closing bid price of $4.00 or more per share prior to the closing of the Merger. The Panel has the right to reconsider its determination based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of our securities inadvisable or unwarranted. There can be no assurance that we will be able to satisfy the requirements or conditions for continued listing within the period of time granted by the Panel.

Contemplated Reverse Stock Split

At our special meeting of our stockholders held on August 5, 2025, our stockholders approved an amendment to our certificate of incorporation to effect a reverse stock split of our issued and outstanding common stock at a ratio of not less than 1-for-10 and not greater than 1-for-50 shares, with the exact ratio to be determined by our board of directors, in its discretion, without further approval or authorization by our stockholders. One of the purposes of the contemplated reverse stock split is to increase the per-share market price of our common stock so as to demonstrate compliance with the Capital Market Minimum Bid Price Rule and help us avoid delisting of our common stock from Nasdaq, subject to compliance with other continued listing rules. Another purpose of the contemplated reverse stock split is to help us meet the minimum closing price requirement for filing an initial listing application in connection with the closing of the Merger. However, there can be no assurance that the reverse stock split, if effected, will enable us to or that we will be able to satisfy the terms of the Panel Decision.

Current Strategy — The Merger

With the assistance of a financial advisor, we commenced an extensive process of evaluating strategic alternatives, including identifying and reviewing potential candidates for a strategic acquisition or other transaction as described in the section entitled “The Merger — Background of the Transaction” beginning on page 146 of this proxy statement/prospectus. After a comprehensive review of strategic alternatives, on June 22, 2025, we entered into the Merger Agreement with Merger Sub, Ocugen and OrthoCellix, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into OrthoCellix, with OrthoCellix continuing as our wholly owned subsidiary and the surviving company of the merger. We refer to this as the “Merger”. The Merger was approved by our board of directors, and our board of directors resolved to recommend approval of the Merger Agreement to Carisma’s stockholders.

Although we have entered into the Merger Agreement and intend to consummate the Merger, there is no assurance that we will be able to successfully consummate the Merger on a timely basis, or at all. If, for any reason, the Merger does not close, our board of directors may elect to, among other things, attempt to complete another strategic transaction like the Merger, attempt to sell or otherwise dispose of our remaining assets or dissolve and liquidate our assets.

If the Merger does not close, we might not have enough time or resources remaining to identify, evaluate and complete another strategic transaction before the Nasdaq Compliance Date. If the Merger is not completed, our board of directors may decide that it is in the best interests of our stockholders to commence bankruptcy or liquidation and dissolution proceedings. In that event, the amount of cash available for distribution to our stockholders would depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of our cash resources continues to decrease as we continue our wind down activities and incur fees and expenses related to the Merger. In addition, if our board of directors were to approve and recommend, and our stockholders were to approve, a dissolution of the company, we would be required under Delaware law to pay our outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to our stockholders. As a result of this requirement, a portion of our assets may need to be reserved pending the resolution of such obligations. In addition, we may be subject to litigation or other claims related to a liquidation and dissolution of the company. If a liquidation and dissolution were pursued, our board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, our stockholders could lose all or a significant portion of their investment in the event of a liquidation and dissolution of the company.

Pre-Closing Legacy Asset Monetization Transactions

Prior to the completion of the Merger, we will continue to seek to enter into a series of transactions with certain third parties to monetize certain Carisma Legacy Assets, including the intellectual licensed under the Penn License Agreement and the NYU License Agreement, in accordance with the limitations and requirements set forth in the Merger Agreement. Any cash payments received by Carisma prior to the closing of the Merger pursuant to a Carisma Legacy Asset monetization transaction will be part of Carisma’s cash balance as of closing of the Merger and will therefore be factored into Carisma’s Net Cash for purposes of determining the Exchange Ratio.

On August 18, 2025, we entered into the Patent Purchase Agreement for the sale of certain of our early-stage preclinical assets to Resolution. Pursuant to the Patent Purchase Agreement, we sold to Resolution all right, title and interest in and to certain patents, know-how and electronic files (each as described in the Patent Purchase Agreement) related to (a) engineered macrophages secreting fibrolytic/anti-inflammatory factors, and (b) engineered macrophages expressing cytokine switch receptors for a cash payment from Resolution of $0.5 million. This sale did not include any intellectual property related to our former lead liver fibrosis program CT-2401, to which we retain all rights. This sale included all of our right, title, and interest in all causes of action and enforcement rights for the purchased assets, including all of its rights to pursue damages, injunctive relief, and other remedies for past, current, and future infringement of the purchased assets.

Anticipated Concurrent Financing

Pursuant to the Merger Agreement, we and OrthoCellix have agreed to use commercially reasonable efforts to enter into subscription agreements with one or more anticipated investors designated by OrthoCellix, pursuant to which such investors would agree to purchase shares of our common stock for aggregate gross proceeds (inclusive of a $5.0 million investment from Ocugen) at least equal to $25.0 million, which investment is expected to be consummated at or immediately following the closing of the Merger. We and the investors participating in the anticipated Concurrent Financing will enter into the registration rights agreement at the closing of the anticipated Concurrent Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of our common stock that are held by the investors participating in the anticipated Concurrent Financing from time to time pursuant to Rule 415 under the Securities Act. The closing of the anticipated Concurrent Financing is conditioned upon the satisfaction or waiver of the conditions set forth in the subscription agreements and of each of the conditions to the closing of the Merger.

Pursuant to the Merger Agreement and as part of the anticipated Concurrent Financing, on August 29, 2025, Ocugen entered into a subscription agreement with us, pursuant to which Ocugen committed to purchase $5.0 million of shares of our common stock at a purchase price per share equal to the Aggregate Valuation divided by the Post-Closing Carisma Shares. The terms of the Guarantor

Investment include a “most favored nations” provision pursuant to which the terms of the Guarantor Investment will be automatically modified to reflect any more favorable terms (subject to certain exceptions) contained in any other subscription agreement entered into in connection with the Concurrent Financing.

Our Historical Product Candidates and Pipeline

Our liver fibrosis program is based upon the discovery of a key efferocytosis defect in the macrophages that reside within the livers of patients with fibrosis. Using a novel mRNA/LNP approach, our product candidate aims to reverse fibrotic disease and improve the outcomes of patients with advanced liver fibrosis. In the second quarter of 2024, we achieved pre-clinical proof of concept in our liver fibrosis program, demonstrating the anti-fibrotic potential of engineered macrophages in two liver fibrosis models. Prior to pausing our research and development activities, we planned to continue to conduct pre-clinical development of our product candidate, CT-2401, sufficient to enable a regulatory submission to initiate a clinical trial.

Our oncology program leverages our considerable expertise and experience in ex vivo cell therapy. CT-1119 is designed to treat patients with advanced mesothelin-positive solid tumors, including pancreatic cancer, ovarian cancer, lung cancer, mesothelioma, and others. Prior to pausing our research and development activities, we planned to initiate a Phase 1 clinical trial of CT-1119, a mesothelin-targeted CAR-Monocyte, in combination with tislelizumab, an anti-PD-1 antibody, in adult patients with mesothelin-positive solid tumors, in China.

Our collaboration with Moderna utilizes Moderna’s mRNA/LNP technology, together with our CAR-M platform technology, to create novel in vivo oncology off-the-shelf gene therapy product candidates. In June 2024, we announced that Moderna nominated the first development candidate under the collaboration and paid us a $2.0 million milestone. This development candidate targets GPC3, and is designed to treat solid tumors, including hepatocellular carcinoma. In November 2024, we announced new pre-clinical data on our anti-GPC3 in vivo CAR-M therapy for treating hepatocellular carcinoma. These pre-clinical data demonstrated robust anti-tumor activity. In February 2025, Moderna nominated 10 additional oncology research targets, four of which replaced two oncology research targets and two autoimmune research targets, which Moderna concurrently ceased developing. As of February 2025, Moderna has nominated all 12 oncology research targets under the collaboration for which we have the potential to receive future milestones and royalty payments. As such, we will not be conducting any additional research activities under the Moderna collaboration agreement and we will not be receiving any further research funding from Moderna under the Moderna collaboration agreement. Moderna also agreed to terminate the in-vivo oncology field exclusivity, which would allow us to pursue in vivo CAR-M programs outside of the 12 nominated targets and product polypeptides.

To date, we have not yet commercialized any products or generated any revenue from product sales and have financed our operations primarily with proceeds from sales of our preferred stock, proceeds from our collaboration with Moderna, research tax credits, convertible debt financing, and completion of the Sesen Bio Merger and related financing. Our operations have historically been limited to organizing and staffing the Company, business planning, capital raising, establishing and maintaining our intellectual property portfolio, building our pipeline of product candidates, conducting drug discovery activities, undertaking pre-clinical studies, manufacturing process development studies, conducting early-stage clinical trials, and providing general and administrative support for these operations. We have historically devoted substantially all of our financial resources and efforts to pursuing discovery, research and development of our product candidates.

Financial Operations

Our net losses were $60.5 million and $86.9 million for the years ended December 31, 2024 and 2023, respectively, and $19.0 million and $30.1 million for the six months ended June 30, 2025 and 2024, respectively. As of December 31, 2024 and June 30, 2025, we had $17.9 million and $2.0 million in cash and cash equivalents, respectively. We had an accumulated deficit of $324.6 million as of June 30, 2025.

Although we have reduced operations in connection with our cash preservation plan, we have incurred expenses in connection with our evaluation of strategic alternatives. We expect to continue to incur significant expenses and operating losses in connection with consummating the Merger and the ongoing process of exploring transactions with certain third parties to monetize certain legacy assets. A considerable portion of these expenses, such as legal, accounting and advisory fees and other related charges, will be incurred regardless of whether we consummate the Merger or enter into a monetization transaction for legacy assets.

Although we believe our current cash and cash equivalents are sufficient to sustain our operating expenses and capital expenditure requirements into the fall of 2025, we do not expect that our cash and cash equivalents will support our operations for more than one year following the date of our consolidated financial statements included in this proxy statement/prospectus. As a result of these conditions, substantial doubt exists about our ability to continue as a going concern. We have based this estimate on assumptions that may prove to be wrong. In addition, changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. As a result, we could deplete our capital resources sooner than we currently expect.

Carisma’s future operations are highly dependent on the success of the Merger. Although we have entered into the Merger Agreement and intend to consummate the Merger, there is no assurance that we will be able to successfully consummate the Merger on a timely basis, or at all. If the Merger does not close, we might not have enough time or resources remaining to identify, evaluate and complete another strategic transaction before the Nasdaq Compliance Date. If the Merger is not completed, our board of directors may decide that it is in the best interests of our stockholders to commence bankruptcy or liquidation and dissolution proceedings.

Financial Operations Overview

Collaboration Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products for the foreseeable future. Our revenues to date have been generated from the Moderna collaboration agreement. Moderna reimbursed us for all costs incurred by it in connection with its research and development activities under the Moderna collaboration agreement plus a reasonable margin for the respective services performed. As of February 2025, Moderna has nominated all 12 oncology research targets under collaboration agreement with Moderna for which we have the potential to receive future milestones and royalty payments. As such, we will not be conducting any additional research activities under the Moderna collaboration agreement and we will not be receiving any further research funding from Moderna under the Moderna collaboration agreement. We are eligible to receive potential milestone and royalty payments from Moderna in the future. To date, we have received $2.0 million in milestone payments and we have not received any royalties under the Moderna collaboration agreement.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including discovery efforts and the development of product candidates, and include:

●	expenses incurred to conduct the necessary pre-clinical studies and clinical trials required to obtain regulatory approval;
●	salaries, benefits and other related costs, including stock-based compensation expense, for personnel engaged in research and development functions;
●	costs of funding research performed by third parties, including pursuant to agreements with CROs as well as investigative sites and consultants that conduct our pre-clinical studies and clinical trials;
●	expenses incurred under agreements with CMOs, including manufacturing scale-up expenses and the cost of acquiring and manufacturing pre-clinical study and clinical trial materials;
●	costs of outside consultants, including their fees, stock-based compensation and related travel expenses;
●	the costs of laboratory supplies and acquiring materials for pre-clinical studies;
●	facility-related expenses, which include direct depreciation costs of equipment and expenses for rent and maintenance of facilities and other operating costs; and
●	third-party licensing fees.

Research and development activities have historically been central to our historical business model. Product candidates in later stages of clinical development will generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to continue to significantly decrease in 2025 as a result of our decision to pause our research and development activities as part of our cash preservation plan. We currently have no intention of resuming our historical research and development activities. If the Merger is completed, the business of OrthoCellix will continue as the business of the Combined Company. NeoCart® is OrthoCellix’s only product candidate in clinical development and the only product candidate the Combined Company initially plans to develop.

If the Merger is not completed and we are able to resume historical research and development activities, our research and development expenses would increase; however, any future resumption of our historical research and development activities would depend on completing a strategic transaction that would support our prior operating plans or otherwise obtaining significant additional funding.

If we were to resume our historical research and development activities, the success of any of our product candidates will depend on several factors, including the following:

●	successfully completing pre-clinical studies;
●	timely filing and receiving clearance of IND applications to commence clinical trials;
●	successfully initiating, enrolling patients in and completing clinical trials;
●	scaling up manufacturing processes and capabilities to support clinical trials of any of our product candidates;
●	applying for and receiving marketing approvals from applicable regulatory authorities;
●	obtaining and maintaining intellectual property protection and regulatory exclusivity for any product candidates;
●	making arrangements with third-party manufacturers, or establishing commercial manufacturing capabilities, for both clinical and commercial supplies of our product candidates;
●	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;
●	acceptance of any of our product candidates, if and when approved, by patients, the medical community and third-party payors;
●	effectively competing with other therapies;
●	obtaining and maintaining coverage, adequate pricing and adequate reimbursement from third-party payors, including government payors;
●	maintaining, enforcing, defending and protecting our rights in our intellectual property portfolio;
●	not infringing, misappropriating or otherwise violating others’ intellectual property or proprietary rights; and
●	maintaining a continued acceptable safety profile of our products following receipt of any marketing approvals.

A change in the outcome of any of these variables with respect to the development, manufacture or commercialization activities of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive, if there are safety concerns or if we determine that the observed safety or efficacy profile would not be competitive in the marketplace, we could be required to expend significant additional financial resources and time on the completion of clinical development.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and stock-based compensation expense for employees in executive, finance, accounting, business development and human resource functions. General and administrative expense also includes corporate facility costs, including rent, utilities, depreciation and maintenance, and costs not otherwise included in research and development expenses, legal fees related to intellectual property and corporate matters as well as fees for accounting and consulting services.

We expect that our general and administrative expenses will continue to decrease in 2025, as we have terminated all of our employees not deemed necessary to pursue strategic alternatives and execute an orderly wind down of our operations. However, we have incurred and expect to continue to incur significant costs related to the Merger, including legal, accounting and advisory expenses and other related charges.

Interest Income, Net

Interest income, net consists of interest earned on our excess cash, net of interest expense, and sales of supplies. Interest expense consists of interest on our finance leases and our convertible promissory note that was converted into common stock upon the closing of the Sesen Bio Merger in 2023.

Change in Fair Value of Derivative Liability

Change in fair value of the derivative liability for the redemption feature of our convertible promissory note reflected the non-cash charge for changes in the fair value of the derivative liability that was subject to re-measurement at each balance sheet date through the settlement of the convertible promissory note upon the closing of the Sesen Bio Merger at which time the redemption feature was derecognized.

Income Taxes

Since inception, we have incurred significant net losses. As of December 31, 2024, we had NOLs for federal income tax purposes of $374.7 million. We have provided a valuation allowance against the full amount of our deferred tax assets since, in our opinion, based upon our historical and anticipated future losses, it is more likely than not that the benefits will not be realized. As of December 31, 2024 and June 30, 2025, we remained in a full valuation allowance position.

The utilization of our NOLs may be subject to a substantial annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50.0%, as defined under Sections 382 and 383 of the Code, respectively, as well as similar state provisions. We have recorded a valuation allowance on all of our deferred tax assets, including deferred tax assets related to NOLs.

Results of Operations

Comparison of the Three Months Ended June 30, 2025 and 2024 (in thousands)

	Three Months Ended June 30,
	2025	2024
Collaboration revenues	$—	$9,197
Operating expenses:
Research and development	2,424	15,307
General and administrative	3,354	5,560
Total operating expenses	5,778	20,867
Operating loss	(5,778)	(11,670)
Loss on sale of held for sale assets	(3,539)	—
Loss on abandonment of operating lease right-of-use asset	(927)	—
Other income, net	470	508
Pre-tax loss	(9,774)	$(11,162)

Collaboration Revenues

Collaboration revenues were zero and $9.2 million for the three months ended June 30, 2025 and 2024, respectively, related to the research and development activities completed under the Moderna collaboration agreement.

Research and Development Expenses

We track outsourced development, outsourced personnel costs and other external research and development costs of our CT-0508, CT-0525, and CT-1119 programs. We do not track internal research and development costs on a program-by-program basis. The following table summarizes our research and development expenses for the three months ended June 30, 2025 and 2024 (in thousands). Certain amounts related to prior period results were reclassified to conform to current period presentation. These reclassifications have not changed total research and development expenses.

	Three Months Ended June 30,
	2025	2024	Change
CT-0508(1)	$515	$2,052	$(1,537)
CT-0525(1)	155	2,768	(2,613)
CT-1119(1)	—	324	(324)
Personnel costs, including stock-based compensation(2)	445	5,479	(5,034)
Other clinical and pre-clinical development expenses	416	1,264	(848)
Facilities and other expenses	893	3,420	(2,527)
Total research and development expenses	$2,424	$15,307	$(12,883)
(1)	Our 2024 revised operating plans adjusted our research and development focus. For the Phase 1 clinical trial of CT-0525, the last patient was dosed in November 2024 and all clinical activity ended in January 2025. All clinical activities related to CT-0508 also ceased in 2024. In connection with our 2024 revised operating plans, we had also elected to pause further development of CT-1119, a mesothelin-targeted CAR-Monocyte, pending additional financing. In connection with our cash preservation plan, we currently have no intention of resuming our historical research and development activities.
(2)	Our cash preservation plan and the 2024 revised operating plans included reductions in workforce which resulted in severance costs during the three months ended June 30, 2025 and 2024.

The decrease in research and development expenses was primarily attributable to a decrease in our program expenses and personnel costs in connection with the cash preservation plan and 2024 revised operating plans.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the three months ended June 30, 2025 and 2024 (in thousands). Certain amounts related to prior period results were reclassified to conform to current period presentation. These reclassifications have not changed total general and administrative expenses.

	Three Months Ended June 30,
	2025	2024	Change
Personnel costs, including stock-based compensation(1)	$784	$2,066	$(1,282)
Professional fees	2,074	2,010	64
Facilities and supplies	106	826	(720)
Insurance, taxes, and fees	259	373	(114)
Other expenses	131	285	(154)
Total general and administrative expenses	$3,354	$5,560	$(2,206)
(1)	Our cash preservation plan and 2024 revised operating plans included reductions in workforce which resulted in severance costs during the three months ended June 30, 2025 and 2024.

The decrease in general and administrative expenses was primarily attributable to a decrease in our personnel costs and facilities expense in connection with the cash preservation plan and the 2024 revised operating plans.

Loss on Sale of Held For Sale Assets

We recognized $3.5 million in losses on sale of held for sale assets during the three months ended June 30, 2025, related to the return of finance lease right-of-use, or ROU, assets and the sale of previously classified equipment. We did not incur such losses during the three months ended June 30, 2024.

Loss on Abandonment of Operating Lease Right-of-Use Asset

We recognized $0.9 million in losses related to the abandonment of operating lease space during the three months ended June 30, 2025. We did not incur such losses during the three months ended June 30, 2024.

Other Income, Net

We recognized $0.5 million in other income, net for the three months ended June 30, 2025 and 2024, which was attributable to interest earned on excess cash and sales of supplies in connection with the cash preservation plan.

Comparison of the Six Months Ended June 30, 2025 and 2024 (in thousands)

	Six Months Ended June 30,
	2025	2024
Collaboration revenues	$3,729	$12,594
Operating expenses:
Research and development	11,580	32,769
General and administrative	7,261	11,005
Total operating expenses	18,841	43,774
Operating loss	(15,112)	(31,180)
Loss on sale of held for sale assets	(3,539)	—
Loss on abandonment of operating lease right-of-use asset	(927)	—
Other income, net	538	1,040
Pre-tax loss	(19,040)	$(30,140)

Collaboration Revenues

Collaboration revenues were $3.7 million and $12.6 million for the six months ended June 30, 2025 and 2024, respectively, related to the research and development activities completed under the Moderna collaboration agreement.

Research and Development Expenses

The following table summarizes our research and development expenses for the six months ended June 30, 2025 and 2024 (in thousands). Certain amounts related to prior period results were reclassified to conform to current period presentation. These reclassifications have not changed total research and development expenses.

	Six Months Ended June 30,
	2025	2024	Change
CT-0508(1)	$515	$3,202	$(2,687)
CT-0525(1)	925	5,184	(4,259)
CT-1119(1)	—	730	(730)
Personnel costs, including stock-based compensation(2)	6,496	10,184	(3,688)
Other clinical and pre-clinical development expenses	1,707	5,636	(3,929)
Facilities and other expenses	1,937	7,833	(5,896)
Total research and development expenses	$11,580	$32,769	$(21,189)
(1)

Our 2024 revised operating plans adjusted our research and development focus. For the Phase 1 clinical trial of CT-0525, the last patient was dosed in November 2024 and all clinical activity ended in January 2025. All clinical activities related to CT-0508 also ceased in 2024. In connection with our 2024 revised operating plans, we had also elected to pause further development of CT-

1119, a mesothelin-targeted CAR-Monocyte, pending additional financing. In connection with our cash preservation plan, we currently have no intention of resuming our historical research and development activities.

(2)	Our cash preservation plan and the 2024 revised operating plans included reductions in workforce which resulted in severance costs during the six months ended June 30, 2025 and 2024.

The decrease in research and development expenses was primarily attributable to a decrease in our program expenses, personnel costs and other clinical and pre-clinical development expenses, and facility expenses in connection with the cash preservation plan and 2024 revised operating plans.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the six months ended June 30, 2025 and 2024 (in thousands). Certain amounts related to prior period results were reclassified to conform to current period presentation. These reclassifications have not changed total general and administrative expenses.

	Six Months Ended June 30,
	2025	2024	Change
Personnel costs, including stock-based compensation(1)	$2,612	$4,486	$(1,874)
Professional fees	3,667	4,317	(650)
Facilities and supplies	248	1,038	(790)
Insurance, taxes, and fees	426	576	(150)
Other expenses	308	588	(280)
Total general and administrative expenses	$7,261	$11,005	$(3,744)
(1)	Our cash preservation plan and 2024 revised operating plans included reductions in workforce which resulted in severance costs during the six months ended June 30, 2025 and 2024.

The decrease in general and administrative expenses was primarily attributable to a decrease in our personnel costs and facilities and supplies in connection with the cash preservation plan and the 2024 revised operating plans.

Loss on Sale of Held For Sale Assets

We recognized $3.5 million in losses on sale of held for sale assets during the six months ended June 30, 2025, related to the return of finance lease ROU assets and the sale of previously classified equipment. We did not incur such losses during the six months ended June 30, 2024.

Loss on Abandonment of Operating Lease Right-of-Use Asset

We recognized $0.9 million in losses related to the abandonment of operating lease space during the six months ended June 30, 2025. We did not incur such losses during the six months ended June 30, 2024.

Other Income, Net

We recognized $0.5 million and $1.0 million in other income, net for the six months ended June 30, 2025 and 2024, which was attributable to interest earned on excess cash and the sale of supplies in connection with our cash preservation plan.

Comparison of the Years Ended December 31, 2024 and 2023 (in thousands)

	Years Ended December 31,
	2024	2023
Collaboration revenues	$19,632	$14,919
Operating expenses:
Research and development	59,673	74,125
General and administrative	22,138	29,525
Total operating expenses	81,811	103,650
Operating loss	(62,179)	(88,731)
Change in fair value of derivative liability	—	(84)
Interest income, net	1,702	1,936
Net loss	$(60,477)	$(86,879)

Collaboration Revenues

Collaboration revenues were $19.6 million and $14.9 million for the years ended December 31, 2024 and 2023, respectively. The increase was primarily related to Moderna’s development candidate nomination which resulted in $5.8 million of collaboration revenue consisting of $3.8 million of deferred option rights revenue recognition and $2.0 million of milestone revenue.

Research and Development Expenses

The following table summarizes our research and development expenses (in thousands). Certain amounts related to prior period results were reclassified to conform to current period presentation. These reclassifications have not changed total research and development expenses.

	Years Ended December 31,
	2024	2023	Change
CT-0508(1)	$9,652	$12,354	$(2,702)
CT-0525(1)	8,757	8,440	317
CT-1119(1)	575	928	(353)
Personnel costs, including stock-based compensation(2)	18,724	19,249	(525)
Other clinical and pre-clinical development expenses	8,635	15,308	(6,673)
Facilities and other expenses	13,330	17,846	(4,516)
Total research and development expenses	$59,673	$74,125	$(14,452)
(1)	The revised operating plans that were implemented in 2024 adjusted our research and development focus. For the Phase 1 clinical trial of CT-0525, the last patient was dosed in November 2024 and all clinical activity ended in January 2025. All clinical activities related to CT-0508 also ceased in 2024. In connection with our 2024 revised operating plans, we had also elected to pause further development of CT-1119, a mesothelin-targeted CAR-Monocyte, pending additional financing.
(2)	Our revised operating plans, which were implemented in 2024, included reductions in workforce which resulted in severance costs.

The decrease in research and development expenses was primarily attributable to a decrease in our clinical and pre-clinical development expenses and facility costs due to less laboratory supplies and laboratory space needs in connection with our revised operating plans.

General and Administrative Expenses

The following table summarizes our general and administrative expenses (in thousands). Certain amounts related to prior period results were reclassified to conform to current period presentation. These reclassifications have not changed total general and administrative expenses.

	Years Ended December 31,
	2024	2023	Change
Personnel costs, including stock-based compensation(1)	$9,748	$10,671	$(923)
Professional fees	8,058	12,821	(4,763)
Facilities and supplies	1,684	1,406	278
Insurance, taxes, and fees	1,351	2,890	(1,539)
Other expenses	1,297	1,737	(440)
Total general and administrative expenses	$22,138	$29,525	$(7,387)
(1)	Our revised operating plans, which were implemented in 2024, included reductions in workforce which resulted in severance costs.

The decrease in general and administrative expenses was primarily attributable to a decrease in our professional fees as a result of non-recurring legal costs associated with the Sesen Bio Merger and a decrease in director and officer insurance costs.

Interest Income, net

We recognized $1.7 million in interest income, net for the year ended December 31, 2024, which was primarily attributable to interest earned on excess cash, partially offset by interest on our finance leases.

We recognized $1.9 million in interest income, net for the year ended December 31, 2023, which was primarily attributable to interest earned on excess cash, partially offset by interest expense on the convertible promissory note issued to Moderna, including non-cash interest expense associated with the amortization of the debt discount.

Change in Fair Value of Derivative Liability

We recognized a $0.1 million non-cash charge for the year ended December 31, 2023, for the increase in fair value of the derivative liability associated with the redemption feature of the convertible promissory note with Moderna, which was attributable to the timing in which we expected the accrued settlement event to occur. There was no change in fair value of derivative liability during the year ended December 31, 2024 because the derivative was redeemed in 2023.

Liquidity and Capital Resources

Sources of Liquidity

As of December 31, 2024 and June 30, 2025, we had $17.9 million and $2.0 million, respectively, in cash and cash equivalents. As of June 30, 2025, we had an accumulated deficit of $324.6 million. To date, we have not yet commercialized any products or generated any revenue from product sales and have financed operations primarily with proceeds from sales of preferred stock, proceeds from our collaboration with Moderna, research tax credits, convertible debt financing, and completion of the Sesen Bio Merger and related financing. Through December 31, 2024 and June 30, 2025, we have generated $44.4 and $46.2 million, respectively, of collaboration revenues related to research and development services, option rights, and milestones.

After a comprehensive review of strategic alternatives, on June 22, 2025, we entered into the Merger Agreement for the contemplated Merger. If the Merger is completed, the business of OrthoCellix will continue as the business of the Combined Company. Although we intend to consummate the Merger, there is no assurance that we will be able to successfully consummate the Merger on a timely basis, or at all. Carisma’s future operations are highly dependent on the success of the Merger.

We and OrthoCellix each have certain termination rights under the Merger Agreement. Upon termination of the Merger Agreement under specified circumstances, we may be required to pay OrthoCellix a termination fee of $500,000. Upon termination of the Merger Agreement upon specified circumstances, OrthoCellix may be required to pay us a termination fee of $750,000 and reimburse up to $500,000 of our fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, we and OrthoCellix have agreed to use commercially reasonable efforts to enter into subscription agreements with one or more anticipated investors designated by OrthoCellix, pursuant to which such investors would agree to purchase shares of our common stock in the anticipated Concurrent Financing for aggregate gross proceeds (inclusive of a $5.0 million investment from Ocugen) at least equal to $25.0 million, which investment is expected to be consummated at or immediately following the closing of the OrthoCellix Merger. The closing of the anticipated Concurrent Financing is conditioned upon the satisfaction or waiver of the conditions set forth in the subscription agreements and of each of the conditions to the closing of the OrthoCellix Merger.

Pursuant to the Merger Agreement and as part of the anticipated Concurrent Financing, on August 29, 2025, Ocugen entered into a subscription agreement with us, pursuant to which Ocugen committed to purchase $5.0 million of shares of our common stock at a purchase price per share equal to the Aggregate Valuation divided by the Post-Closing Carisma Shares.

On August 18, 2025, we entered into the Patent Purchase Agreement for the sale of certain of our early-stage preclinical assets to Resolution. Pursuant to the Patent Purchase Agreement, we sold to Resolution all right, title and interest in and to certain patents, know-how and electronic files (each as described in the Patent Purchase Agreement) related to (a) engineered macrophages secreting fibrolytic/anti-inflammatory factors, and (b) engineered macrophages expressing cytokine switch receptors for a cash payment from Resolution of $0.5 million.

As of February 2025, Moderna has nominated all 12 oncology research targets under the Moderna collaboration agreement. As such, we will not be conducting any additional research activities under the collaboration agreement and we will not be receiving any further research funding from Moderna under the collaboration agreement. We received the final research and development payment of $2.9 million from Moderna in January 2025. Under the terms of the Moderna collaboration agreement, assuming Moderna develops and commercializes 12 products, each directed to a different development target, we are eligible to receive up to between $247.0 million and $253.0 million per product in development target designation, development, regulatory and commercial milestone payments. We are also eligible to receive tiered mid-to-high single digit royalties of net sales of any products that are commercialized under the agreement, which may be, subject to reductions.

On April 17, 2023, we filed a universal shelf registration statement on Form S-3, which was declared effective on May 2, 2023 (the “Registration Statement”). Under the Registration Statement, we may offer and sell up to $300.0 million of a variety of securities, including debt securities, common stock, preferred stock, depository shares, subscription rights, warrants and units from time to time in one or more offerings at prices and on terms to be determined at the time of the offering. On May 12, 2023, we entered into an Amended and Restated Open Market Sale AgreementSM (the “Sale Agreement”) with Jefferies LLC, as sales agent, pursuant to which we may offer and sell shares of our common stock with an aggregate offering price of up to $100.0 million under the ATM program. As of December 31, 2024 and June 30, 2025, we have sold 1,362,917 shares of our common stock for net proceeds of $3.0 million.

Cash Flows

Six Months Ended June 30, 2025 and 2024

The following table shows a summary of our cash flows for the six months ended June 30, 2025 and 2024 (in thousands):

	Six Months Ended June 30,
	2025	2024
Cash (used in) provided by
Operating activities	$(15,971)	$(38,545)
Investing activities	687	(123)
Financing activities	(626)	1,425
Net change in cash, cash equivalents and restricted cash	$(15,910)	$(37,243)

Cash Flows from Operating Activities

During the six months ended June 30, 2025, we used $16.0 million of net cash in operating activities. Cash used in operating activities reflected our net loss of $19.0 million and a $4.4 million net change in our operating assets and liabilities attributable to the timing in which we pay our vendors for research and development activities, partially offset by $7.4 million of non-cash charges related to depreciation and amortization expense, stock-based compensation, reductions in the operating right of use (“ROU assets”) the write-off of deferred financing costs, losses on the sale of assets held for sale, gain on sale of property and equipment, and loss on abandonment of operating lease ROU asset.

During the six months ended June 30, 2024, we used $38.5 million of net cash in operating activities. Cash used in operating activities reflected our net loss of $30.1 million that was offset by $8.4 million of non-cash charges related to depreciation and amortization expense, stock-based compensation, ROU assets, and non-cash interest on the finance lease liability and a $16.8 million net change in our operating assets and liabilities attributable to the timing in which we pay our vendors for research and development activities.

Cash Flows from Investing Activities

During the six months ended June 30, 2025, we received $0.7 million of cash from investing activities related to the sale of property and equipment and assets held for sale.

During the six months ended June 30, 2024, cash used in investing activities reflected the purchases of property and equipment.

Cash Flows from Financing Activities

During the six months ended June 30, 2025, we used $0.6 million of net cash from financing activities, attributable to $0.3 million in payments of finance liability for failed-sale leaseback arrangements and $0.3 million in payments of principal related to finance lease liabilities.

During the six months ended June 30, 2024, we received $1.4 million of net cash from financing activities, primarily attributable to $2.3 million from the sale of common stock in connection with the Sale Agreement and $0.7 million in proceeds from failed-sale leaseback arrangements, partially offset by $0.9 million in payments of principal related to finance lease liabilities, and $0.6 million in payments of finance liability from failed-sale leaseback arrangements.

Years Ended December 31, 2024 and 2023

The following table shows a summary of our cash flows for the years ended December 31, 2024 and 2023 (in thousands):

	Years Ended December 31,
	2024	2023
Cash (used in) provided by:
Operating activities	$(59,917)	$(81,177)
Investing activities	(123)	72,408
Financing activities	344	62,180
Net change in cash and cash equivalents	$(59,696)	$53,411

Cash Flows from Operating Activities

During the year ended December 31, 2024, we used $59.9 million of net cash in operating activities. Cash used in operating activities reflected our net loss of $60.5 million and a $12.0 million net change in our operating assets and liabilities attributable to the timing in which we pay our vendors for research and development activities that was offset by $12.5 million of non-cash charges primarily related to depreciation and amortization expense, stock-based compensation and reductions in the operating ROU assets.

During the year ended December 31, 2023, we used $81.2 million of net cash in operating activities. Cash used in operating activities reflected our net loss of $86.9 million and a $5.4 million net change in our operating assets and liabilities attributable to the timing in which we pay our vendors for research and development activities that was offset by $11.1 million of non-cash charges related to depreciation and amortization expense, stock-based compensation, reductions in the operating ROU assets, amortization of the debt discount on the convertible promissory note, change in fair value of the derivative liability, accretion on marketable securities, and non-cash interest on the finance lease liability.

Cash Flows from Investing Activities

During the year ended December 31, 2024, we used $0.1 million of net cash in investing activities which reflected purchases of property and equipment.

During the year ended December 31, 2023, we received $72.4 million of net cash from investing activities. Cash provided by investing activities reflected $108.0 million of proceeds from the sale of marketable securities, partially offset by purchases of marketable securities of $34.5 million and the purchase of property and equipment of $1.1 million.

Cash Flows from Financing Activities

During the year ended December 31, 2024, we received $0.3 million of net cash from financing activities, primarily attributable to $2.4 million from the sale of common stock in connection with the Sale Agreement, net of issuance costs, and $0.7 million in proceeds from failed-sale leaseback arrangements, partially offset by $1.4 million in payments of principal related to finance lease liabilities, and $1.3 million in payments to our finance liability from failed-sale leaseback arrangements.

During the year ended December 31, 2023, we received $62.2 million of net cash from financing activities, primarily attributable to the $37.9 million in the cash and cash equivalents acquired in connection with the Sesen Bio Merger, $30.6 million in proceeds from the issuance of common stock in pre-closing financing, $1.2 million in proceeds from failed-sale leaseback arrangements, $0.6 million from the sale of common stock in connection with the Sale Agreement, partially offset by $5.8 million in payments of financing costs, $1.3 million in payments of principal related to finance lease liabilities, and $1.1 million in payments to our finance liability from failed sale-leaseback arrangements.

Funding Requirements

As of June 30, 2025, we had cash and cash equivalents of $2.0 million. Our funding requirements will depend on the outcome of the planned Merger.

Although we have reduced operations in connection with our cash preservation plan, we have incurred expenses in connection with our evaluation of strategic alternatives. We expect to continue to incur significant expenses and operating losses in connection with consummating the Merger and the ongoing process of exploring transactions with certain third parties to monetize certain legacy assets. A considerable portion of these expenses, such as legal, accounting and advisory fees and other related charges, will be incurred regardless of whether we consummate the Merger or enter into a monetization transaction for legacy assets.

Although we believe our current cash and cash equivalents are sufficient to sustain our operating expenses and capital expenditure requirements into the fall of 2025, we do not expect that our cash and cash equivalents will support our operations for more than one year following the date of our consolidated financial statements included in this proxy statement/prospectus. As a result of these conditions, substantial doubt exists about our ability to continue as a going concern. We have based this estimate on assumptions that may prove to be wrong. In addition, changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. As a result, we could deplete our capital resources sooner than we currently expect.

Carisma’s future operations are highly dependent on the success of the Merger. Although we have entered into the Merger Agreement and intend to consummate the Merger, there is no assurance that we will be able to successfully consummate the Merger on a timely basis, or at all. If, for any reason, the Merger does not close, our board of directors may elect to, among other things, attempt to complete another strategic transaction like the Merger, attempt to sell or otherwise dispose of our remaining assets or dissolve and liquidate our assets.

If the Merger does not close, we might not have enough time or resources remaining to identify, evaluate and complete another strategic transaction before the Nasdaq Compliance Date. If the Merger is not completed, our board of directors may decide that it is in the best interests of our stockholders to commence bankruptcy or liquidation and dissolution proceedings. In that event, the amount of cash available for distribution to our stockholders would depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of our cash resources continues to decrease as we continue our wind down activities and incur fees and expenses related to the Merger. In addition, if our board of directors were to approve and recommend, and our stockholders were to approve, a dissolution of the company, we would be required under Delaware law to pay our outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to our stockholders. As a result of this requirement, a portion of our assets may need to be reserved pending the resolution of such obligations. In addition, we may be subject to litigation or other claims related to a liquidation and dissolution of the company. If a liquidation and dissolution were pursued, our board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, our stockholders could lose all or a significant portion of their investment in the event of a liquidation and dissolution of the company.

In the event that our board of directors determines that a liquidation and dissolution of our business approved by stockholders is desirable or the best method to maximize value, we would prepare proxy materials and schedule a special meeting of our stockholders to seek approval of such a plan.

We currently have no intention of resuming our historical research and development activities. Any future resumption of our historical research and development activities would depend on completing a strategic transaction that would support our prior operating plans or otherwise obtaining significant additional funding. Significant additional financing may not be available to us on acceptable terms, or at all, and may be impacted by the economic climate and market conditions.

To the extent that we are able to raise additional capital through the public or private sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of those securities may include liquidation or other preferences that adversely affect your rights as a holder of our common stock. Debt financing and preferred equity financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our operations and ability to take specific actions, such as incurring additional debt, making acquisitions, engaging in acquisition, merger or collaboration transactions, selling or licensing our assets, making capital expenditures, redeeming our stock, making certain investments, declaring dividends or other operating restrictions that could adversely impact our ability to conduct business.

If we are able to raise funds through a strategic collaboration or partnership with one or more parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, discovery programs or product candidates, grant licenses on terms that may not be favorable to us or grant rights to develop and market product candidates that we would otherwise prefer to develop and market on our own, any of which may have a material adverse effect on our business, operating results and prospects.

If we were to resume historical research and development activities, our expenses would increase and our future capital requirements would depend on many factors, including:

●	the progress, costs and results of pre-clinical testing of our product candidates;
●	the progress, costs and results of clinical trials of our product candidates;
●	the number of and development requirements for additional indications for our product candidates;
●	the success of our collaborations with Moderna or others;
●	our ability to scale up our manufacturing processes and capabilities to support clinical trials of the product candidates we are developing and may develop in the future;
●	the costs, timing and outcome of regulatory review of our product candidates;
●	potential changes in the regulatory environment and enforcement rules;
●	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;
●	the payment of license fees and other costs of our technology license arrangements;

●	the costs and timing of future commercialization activities, including product manufacturing, sales, marketing and distribution, for the product candidates we are developing and may develop in the future for which we may receive marketing approval;
●	our ability to obtain and maintain acceptance of any approved products by patients, the medical community and third-party payors;
●	the amount and timing of revenue, if any, received from commercial sales of the product candidates we are developing or develop in the future for which we receive marketing approval;
●	potential changes in pharmaceutical pricing and reimbursement infrastructure;
●	the availability of raw materials for use in production of our product candidates;
●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights and defending any intellectual property-related claims; and
●	the extent to which we in-license or acquire additional technologies or product candidates.

Identifying potential product candidates and conducting pre-clinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments at June 30, 2025 (in thousands):

	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Contractual obligations:
Operating lease commitments(1)	$1,554	783	466	305	—
Finance lease commitments	356	356	—	—	—
Total contractual obligations	$1,910	$1,139	$466	$305	$—
(1)	Reflects obligations pursuant to our office and laboratory leases in Philadelphia, Pennsylvania.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Our contracts with CMOs, CROs and other third parties for the manufacture of our product candidates and to support pre-clinical research studies and clinical testing are generally cancelable by us upon prior notice and do not contain any minimum purchase commitments. Payments due upon cancellation consisting only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation are not included in the table above as the amount and timing of such payments are not known.

The table above does not include any potential milestone or royalty payments that we may be required to make under our Penn License Agreement and under licensing agreements with other third parties not considered material. We excluded these milestone and royalty payments given that the timing and likelihood of any such payments cannot be reasonably estimated at this time. For further information about our lease arrangements, our Penn License Agreement and our other licensing agreements, see Note 8 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

In connection with the cash preservation plan, we incurred $4.2 million during the six months ended June 30, 2025, which primarily represents one-time employee termination benefits directly associated with the workforce reduction. We expect to pay the majority of related reduction in workforce amounts by the end of 2025.

As described above, upon termination of the Merger Agreement under specified circumstances, we may be required to pay OrthoCellix a termination fee of $500,000.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on our limited historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 3 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements. During the six months ended June 30, 2025, there were no material changes to our critical accounting policies from those described below.

Revenues from Contracts

We account for our revenue in accordance with Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps at inception of the agreement or upon material modification of the agreement: (i) identifies the contract(s) with a customer; (ii) identifies the performance obligations in the contract; (iii) determines the transaction price, including variable consideration, if any; (iv) allocates the transaction price to the performance obligations in the contract; and (v) recognizes revenue when (or as) the entity satisfies a performance obligation.

We consider the pattern of satisfaction of the performance obligations under step (v) above to be a critical accounting estimate. More specifically, the determination of the level of achievement of research and development service performance obligations, whose pattern of satisfaction is measured using costs incurred to date as compared to total costs incurred and expected to be incurred in the future is driven by a critical accounting estimate.

In estimating the costs expected to be incurred in the future, we use our most recent budget and long-range plan, adjusted for any pertinent information. While this is our best estimate as of the reporting period, costs expected to be incurred in the future require managements judgment as the scope and timing of research and development activities may change significantly over time. We may adjust the scope of our research and development activities based on several factors, such as additional work needed to support advancement of product candidate or change in the number of patients in trials. Further, research and development services may no longer be within the scope of a collaboration agreement, as has been the case with certain of our programs. The timing of when research and development costs are expected to be incurred may change as a result of external factors, such as delays caused by manufacturing or supply chain, or difficulty in enrolling patients; or internal factors, such as prioritization of programs. Our estimate of the scope and timing of research and development services performed relative to the actual scope and timing may have a significant impact on revenue recognition.

Research and Development Accruals

Research and development expenses consist primarily of costs incurred in connection with the development of our product candidates. We expense research and development costs as incurred.

We accrue expenses for pre-clinical studies and activities performed by third parties based upon estimates of the proportion of work completed over the term of the individual trial and patient enrollment rates in accordance with agreements with third parties. We determine the estimates by reviewing contracts, vendor agreements and purchase orders, and through discussions with our internal clinical personnel and external service providers as to the progress or stage of completion of activities or services and the agreed-upon fee to be paid for such services. However, actual costs and timing of clinical trials are highly uncertain, subject to risks and may change depending upon a number of factors, including our clinical development plan.

We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, we will adjust the accrual accordingly. Non-refundable advance payments for goods and services, including fees for process development or manufacturing and distribution of pre-clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Milestone payments within our licensing and collaboration arrangements are recognized when achievement of the milestone is deemed probable to occur. To the extent products are commercialized and future economic benefit has been established, commercial milestones that become probable are capitalized and amortized over the estimated remaining useful life of the intellectual property. In addition, we accrue royalty expense and sublicense non-royalty payments, as applicable, for the amount we are obligated to pay, with adjustments as sales are made.

Stock-Based Compensation

We measure compensation expense for all stock-based awards based on the estimated fair value of the award on the grant date. We use the Black-Scholes option pricing model to value our stock option awards. We recognize compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. We have not issued awards where vesting is subject to a market or performance condition.

The Black-Scholes option pricing model requires the use of subjective assumptions that include the expected stock price volatility and prior to the Sesen Bio Merger, the fair value of the underlying common stock on the date of grant. See Note 9 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted during the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

See Note 3 — Recently issued accounting pronouncements to our unaudited interim consolidated financial statements found in this proxy statement/prospectus for a description of recent accounting pronouncements applicable to our financial statements.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. We therefore believe that we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF CARISMA

Carisma is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information otherwise required under this section.

ORTHOCELLIX MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements,” the audited financial statements for the years ended December 31, 2024 and 2023, financial statements for the three and six months ended June 30, 2025 and 2024 and corresponding notes included elsewhere in this proxy statement/prospectus. This discussion includes forward-looking statements. Unless otherwise indicated or the context otherwise requires, references in this section to “OrthoCellix,”,” the “Company,” “we,” “us,” “our” and other similar terms refer to OrthoCellix. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. These forward-looking statements include, but are not limited to, statements concerning the following:

●	our estimates regarding expenses, future revenues, and capital requirements, as well as the timing, availability of, and the need for, additional financing to continue to advance our product candidates;
●	the uncertainties associated with the clinical development and regulatory approval of NeoCart, and any other product candidates including potential delays in the initiation, enrollment, and completion of future clinical trials;
●	our ability to realize any value from our product candidate and preclinical program being developed and anticipated to be developed, in light of inherent risks and difficulties involved in successfully commercializing products and the risk that our products, if approved, may not achieve broad market acceptance;
●	our ability to comply with regulatory schemes and other regulatory developments applicable to our business in the United States and other countries;
●	the performance of third-parties upon which we depend, including contract development and manufacturing organizations, suppliers, manufacturers, group purchasing organizations, distributors, and logistics providers;
●	the pricing and reimbursement of our product candidates, if commercialized;
●	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;
●	developments relating to our competitors and our industry;
●	our ability to obtain and maintain patent protection, or obtain licenses to intellectual property and defend our intellectual property rights against third-parties;
●	our ability to maintain our relationships and contracts with our key collaborators and commercial partners and our ability to establish additional collaborations and partnerships;
●	our ability to recruit and retain key scientific, technical, commercial, and management personnel and to retain our executive officers; and
●	our ability to comply with stringent United States and applicable foreign government regulations with respect to the manufacturing of pharmaceutical products, including compliance with current Good Manufacturing Practice (“GMP”) regulations, and other relevant regulatory authorities.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this proxy statement/prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this proxy statement/prospectus to conform these statements to actual results or to changes in our expectations.

You should read this proxy statement/prospectus and the documents that we reference in this proxy statement/prospectus and have filed with the SEC as exhibits to the registration statement of which this information is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Overview

We are a biotechnology company focused on discovering, developing, and commercializing biologics that improve health and offer hope for patients across the globe.

Our technology pipeline includes:

●	Regenerative Medicine Cell Therapy Platform — Our investigational regenerative cell therapy platform technology, which includes NeoCart (autologous chondrocyte-derived neocartilage), is being developed for the repair of knee cartilage injuries in adults. We received concurrence from the FDA on the confirmatory Phase 3 trial design. All of the assets associated with NeoCart (including but not limited to IP and contracts noted below) transferred to the Company from Ocugen as a part of the Contribution Agreement.

Regenerative Medicine Cell Therapy Platform

NeoCart is an investigational regenerative cell therapy technology that combines breakthroughs in bioengineering and cell processing to enhance the autologous cartilage repair process. NeoCart is a three-dimensional tissue-engineered disc of new cartilage that is manufactured by growing the patient’s own chondrocytes, the cells responsible for maintaining cartilage health. Current surgical and nonsurgical treatment options for knee cartilage injuries in adults are limited in their efficacy and durability. In prior clinical studies, NeoCart was shown to be generally well-tolerated, with a greater number of patients achieving responder status than patients who underwent microfracture surgery at two years after treatment. On May 19, 2022, the FDA granted a RMAT designation to NeoCart for the repair of full-thickness lesions of knee cartilage injuries in adults. Additionally, we have aligned with the FDA on an additional Phase 3 trial design where chondroplasty will be used as a control group. All of the assets associated with NeoCart (including but not limited to IP and contracts noted below) transferred to the Company from Ocugen as a part of the Contribution Agreement.

Formation of the Company and Asset Contribution from Ocugen

On June 19, 2025, Ocugen, Inc., a Delaware corporation (“Ocugen” or the “Parent”) contributed the NeoCart Assets to OrthoCellix, Inc., a Delaware corporation (the “Company” or “OthoCellix”), which was established as a legal entity on February 28, 2025, pursuant to an Asset Contribution Agreement, by and between the Parent and the Company (the “Contribution Agreement”) in exchange for shares of Common Stock in the Company (such transactions, the “Contribution”). Per the Contribution Agreement, the Parent contributed NeoCart assets in exchange for 1,000 Shares of Common stock with the contemplation of the Agreement and Plan of Merger (“Merger Agreement”) with Carisma Therapeutics, Inc. (“Carisma”). OrthoCellix will seek to continue development and commercialization of NeoCart.

Our historical financial statements have been prepared on a stand-alone basis and are derived from Ocugen’s financial statements and accounting records and are presented in conformity with U.S. GAAP. These historical financial statements may not be indicative of our future performance and do not necessarily reflect what our results of operations, financial condition and cash flows would have been had we operated as a separate, publicly traded company during the periods presented. We expect that changes will occur in our operating structure and capitalization as a result of the separation from Ocugen.

Planned Merger of OrthoCellix with Carisma Therapeutics Inc.

On June 22, 2025, the Company and Ocugen entered into a Merger Agreement, by and among Ocugen, OrthoCellix, Carisma, and Azalea Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Carisma (“Merger Sub”).

Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into OrthoCellix (the “Merger”). OrthoCellix will continue as a wholly owned subsidiary of Carisma and become the surviving company of the Merger. The Merger is expected to be accounted for as a reverse recapitalization, whereby OrthoCellix will be considered the accounting acquirer for financial reporting purposes. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.00001 per share, of OrthoCellix (“OrthoCellix Common Stock”), issued and outstanding (other than shares of OrthoCellix Common Stock (a) held as treasury stock, (b) owned, directly or indirectly, by Carisma or Merger Sub immediately prior to the Effective Time or (c) as to which appraisal rights have been properly exercised in accordance with Delaware law) shall be converted into and become exchangeable for the right to receive a number of shares of Carisma Common Stock, based on a ratio calculated in accordance with the Merger Agreement (the “Exchange Ratio”). The Exchange Ratio is currently estimated to be approximately 335,355.7827 shares of Carisma common stock for each share of OrthoCellix common stock on the Closing Date.

It is estimated that Ocugen will own more than 50% of the company, on a fully diluted basis, and will continue to consolidate OrthoCellix. The percentage of the company that each company’s former stockholders will own after completion of the merger is subject to adjustment based on Carisma’s net cash at the closing and the proceeds from the Concurrent Financing, among other adjustments, in each case as described in the Merger Agreement.

As part of the Merger, OrthoCellix is expected to enter into a transition services agreement with Ocugen pursuant to which Ocugen will provide, or cause its affiliates to provide, the Company with certain services to help facilitate an orderly transition of the NeoCart program. The Company is also expected to enter a Manufacturing and Supply Agreement with Ocugen for the manufacturing of NeoCart.

To complete the Merger, Carisma’s stockholders must approve the transactions contemplated under the Merger Agreement and Ocugen, as the sole stockholder of OrthoCellix, must adopt the Merger Agreement and approve the Merger and the related transactions contemplated by the Merger Agreement. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. The Merger will become effective upon the filing of the Certificate of Merger (as defined in the Merger Agreement) or at such later date as is agreed by Carisma and OrthoCellix and specified in the Certificate of Merger. Neither Carisma nor OrthoCellix can predict the exact timing of the consummation of the Merger. After the Merger is complete, Carisma will change its name to OrthoCellix and will operate as a public company. As noted above, it is expected that Ocugen will control OrthoCellix and will consolidate OrthoCellix into its financial statements. Subject to the conditions above, the Merger is expected to close in the fourth quarter of 2025.

Capital Requirements

Since our inception, we have incurred significant operating losses. Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of NeoCart. Our net loss was $236 and $264 for the three months ended June 30, 2025 and 2024, respectively, and $506 and $574 for the six months ended June 30, 2025 and 2024, respectively. We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for NeoCart. We expect to continue to incur significant expenses for at least the next several years as we advance NeoCart from discovery through preclinical development and clinical trials and seek regulatory approval and pursue commercialization. In addition, if we obtain marketing approval, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. In addition, we may incur expenses in connection with the in-license or acquisition of additional product candidates.

As a result, we will need additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the public or private sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of our product candidate or delay our pursuit of potential in-licenses or acquisitions.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of June 30, 2025, we had no cash. The future viability of the Company is dependent on our ability to raise additional capital to finance our operations, which cannot be assured. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern within one year after the issuance date of our financial statements. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources.”

Impact of General Economic Risk Factors on OrthoCellix’s Operations

Uncertainty in the global economy presents significant risks to OrthoCellix’s business. OrthoCellix is subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including increases in inflation, fluctuating interest rates, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy or government budget dynamics (particularly in the pharmaceutical and biotech areas), recent bank failures, geopolitical factors, including the ongoing conflicts between Russia and Ukraine and in the Middle East and the responses thereto, and supply chain disruptions. While OrthoCellix is closely monitoring the impact of the current macroeconomic and geopolitical conditions on all aspects of OrthoCellix’s business, including the impacts on participants in any future clinical trials and its employees, suppliers, vendors and business partners and OrthoCellix’s future access to capital, the ultimate extent of the impact on OrthoCellix’s business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside OrthoCellix’s control and could exist for an extended period of time. OrthoCellix will continue to evaluate the nature and extent of the potential impacts to its business, results of operations, liquidity and capital resources. For additional information see the section titled “Risk Factors — Risks Related to OrthoCellix’s Business and Operations.”

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval or additional license agreements with third parties, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development costs are expensed as incurred. These costs consist of internal and external expenses, as well as depreciation expense on assets used within our research and development activities. Internal expenses include the cost of salaries, benefits, and other related costs, including allocated stock-based compensation, for personnel serving in Parent’s research and development functions, as well as allocated rent and utilities expenses. External expenses include development, clinical trials, and regulatory compliance costs incurred with research organizations, contract manufacturers, and other third-party vendors. License fees paid to acquire access to proprietary technology are expensed to research and development, unless it is determined that the technology is expected to have an alternative future use. We record costs for certain development activities, such as preclinical studies and clinical trials, based on our evaluation of the progress to completion of specific tasks. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued research and development expense, as applicable. Our recording of costs for certain development activities requires us to use estimates. We believe our estimates and assumptions are reasonable under the current conditions; however, actual results may differ from these estimates.

Research and development expenses account for a significant portion of our operating expenses. We plan to incur research and development expenses for the foreseeable future as we expect to continue the development of our product candidate. We anticipate that our research and development expenses will be higher in fiscal year 2025 as compared to fiscal year 2024 due to an increase in clinical activities with respect to our product candidate as well as an increase in headcount.

At this time, due to the inherently unpredictable nature of preclinical and clinical developments as well as regulatory approval, we are unable to estimate with any certainty the costs we will incur and the timelines we will require in our continued development and commercialization efforts. As a result of these uncertainties, the successful development and completion of clinical trials as well as the regulatory approval process are uncertain and may not result in approved and commercialized products. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. We will continue to make determinations as to which product candidates to pursue and how much funding to direct to each product candidate on an ongoing basis in response to our ability to enter into partnerships with respect to each product candidate and the scientific and clinical success of each product candidate as well as ongoing assessments as to the commercial potential of each product candidate.

General and Administrative Expenses

General and administrative expense consists primarily of personnel expenses, including salaries, benefits, insurance, and stock-based compensation expense, for employees in executive, accounting, commercialization, human resources, and other administrative functions. General and administrative expense also includes expenses related to pre-commercial activities, corporate facility costs, such as allocated rent and utilities, insurance premiums, legal fees related to corporate matters, and fees for auditing, accounting, and other consulting services.

We anticipate that our general and administrative expenses will increase in fiscal year 2025 as compared to fiscal year 2024 due to an increase in headcount.

Income Taxes

The Company has not historically filed separate income tax returns since the Company was not a separate entity. As such, the provision was calculated on a separate return basis for the purpose of these financial statements. The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations and comprehensive loss in the period that includes the enactment date. Accordingly, the reported provision for income taxes and the related balance sheet account balances may not equal the amounts that would have been allocable to the Company under applicable consolidated US federal and state tax laws.

The Company evaluates its deferred tax assets each period to ensure that the estimated future taxable income will be sufficient in character, amount, and timing, to result in its realizability. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that those assets will be realized. Management utilizes considerable judgment when establishing deferred tax valuation allowances. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and carryforward deferred tax assets become deductible or utilized. The Company considers the scheduled reversal of taxable temporary differences, projected future taxable income, and tax planning strategies in making this assessment. As events and circumstances change, valuation allowances are adjusted within the statement of operations and comprehensive loss when applicable.

The Company recognizes net tax benefits under the recognition and measurement criteria of FASB ASC Topic 740, Income Taxes, which prescribes requirements and other guidance for financial statement recognition and measurement of positions taken or expected to be taken on tax returns. The Company recognizes a tax benefit for positions taken for tax return purposes when it will be more likely than not that the positions will be sustained upon tax examination, based solely on the technical merits of the tax positions. Otherwise, no tax benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the statement of operations and comprehensive loss. Tax examinations are often complex, as tax authorities may disagree with the treatment of items reported by the Company and may require several years to resolve. As a result, the Company’s provision for income taxes is recorded on the basis of available information, but amounts recorded may be impacted as a result of future examinations.

On July 4, 2025, the One Big Beautiful Bill Act was enacted, introducing amendments to U.S. tax laws with various effective dates from 2025 to 2027. The Company is currently assessing the implications of these tax law changes and does not expect that they will have a material impact on its Financial Statements in the current year.

Comparison of the Three Months Ended June 30, 2025 and 2024

The following table summarizes our results of operations for the three months ended June 30, 2025 and 2024 (in thousands):

	Three months ended June 30,
	2025	2024	Change
Operating expenses:
Research and development	$102	$110	$(8)
General and administrative	134	154	(20)
Total operating expenses	236	264	(28)
Net loss	$(236)	$(264)	$28

The following table summarizes our research and development expenses between NeoCart and unallocated costs for the three months ended June 30, 2025 and 2024 (in thousands):

	Three months ended June 30,
	2025	2024	Change
Operating expenses:
NeoCart direct expenses	$—	$13	$(13)
Unallocated costs:
Research and development personnel costs	81	63	18
Facilities and other support costs	18	19	(1)
Other	3	15	(12)
Total research and development costs	$102	$110	$(8)
General and administrative	134	154	(20)
Total operating expenses	$236	$264	$(28)
Segment and net loss	$(236)	$(264)	$28

Research and Development Expenses

Research and development expenses were $102 for the three months ended June 30, 2025, compared to $110 for the three months ended June 30, 2024. The decrease of $8 was primarily due to a decrease of $13 for consulting fees as efforts have reduced to continue the program contingent on adequate funding offset by an increase of $5 for shared costs allocated based on assets contributed to the business as a part of the Asset Contribution Agreement.

General and Administrative Expenses

General and administrative expenses were $134 for the three months ended June 30, 2025, compared to $154 for the three months ended June 30, 2024. The decrease of $20 was primarily due to a decrease of $24 for professional services and $8 for employee related costs offset by an increase of $8 for commercial fees, $4 for corporate fees and business taxes, and $2 for IT and software costs related to shared costs allocated based on assets contributed to the business as a part of the Asset Contribution Agreement.

Comparison of the Six Months Ended June 30, 2025 and 2024

The following table summarizes our results of operations for the six months ended June 30, 2025 and 2024 (in thousands):

	Six months ended June 30,
	2025	2024	Change
Operating expenses:
Research and development	$241	$292	$(51)
General and administrative	265	282	(17)
Total operating expenses	506	574	(68)
Net loss	$(506)	$(574)	$68

The following table summarizes our research and development expenses between NeoCart and unallocated costs for the six months ended June 30, 2025 and 2024 (in thousands):

	Six months ended June 30,
	2025	2024	Change
Operating expenses:
NeoCart direct expenses	$16	$119	$(103)
Unallocated costs:
Research and development personnel costs	162	117	45
Facilities and other support costs	38	28	10
Other	25	28	(3)
Total research and development costs	$241	$292	$(51)
General and administrative	265	282	(17)
Total operating expenses	$506	$574	$(68)
Segment and net loss	$(506)	$(574)	$68

Research and Development Expenses

Research and development expenses were $241 for the six months ended June 30, 2025, compared to $292 for the six months ended June 30, 2024. The decrease of $51 was primarily due to a decrease of $75 for consulting fees and $29 for preclinical costs as efforts have reduced to continue the program contingent on adequate funding offset by an increase of $52 for shared costs allocated based on assets contributed to the business as a part of the Asset Contribution Agreement.

General and Administrative Expenses

General and administrative expenses were $265 for the six months ended June 30, 2025, compared to $282 for the six months ended June 30, 2024. The decrease of $17 was primarily due to a decrease of $22 for professional services and $3 for employee related costs offset by an increase of $8 for commercial fees related to shared costs allocated based on assets contributed to the business as a part of the Asset Contribution Agreement.

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023 (in thousands):

	Year ended December 31,
	2024	2023	Change
Operating expenses:
Research and development	$511	$1,441	$(930)
General and administrative	515	640	(125)
Total operating expenses	1,026	2,081	(1,055)
Net loss	$(1,026)	$(2,081)	$1,055

The following table summarizes our research and development expenses between NeoCart and unallocated costs for the years ended December 31, 2024 and 2023 (in thousands):

	Year ended December 31,
	2024	2023	Change
Operating expenses:
NeoCart direct expenses	$135	$1,052	$(917)
Unallocated costs:
Research and development personnel costs	260	276	(16)
Facilities and other support costs	59	75	(16)
Other	57	38	19
Total research and development costs	$511	$1,441	$(930)
General and administrative	515	640	(125)
Total operating expenses	$1,026	$2,081	$(1,055)
Segment and net loss	$(1,026)	$(2,081)	$1,055

Research and Development Expenses

Research and development expenses were $511 for the year ended December 31, 2024, compared to $1,441 for the year ended December 31, 2023. The decrease of $930 was primarily due to a decrease of $439 in chemistry, manufacturing, and control (“CMC”) costs to ensure the quality, safety, and efficacy of the product, $295 in preclinical costs, and $178 in consulting fees as efforts have reduced to continue the program contingent on adequate funding and $12 for shared costs allocated based on assets contributed to the business as a part of the Asset Contribution Agreement.

General and Administrative Expenses

General and administrative expenses were $515 for the year ended December 31, 2024, compared to $640 for the year ended December 31, 2023. The decrease of $125 was primarily due to a decrease of $73 for professional services, $46 for employee related costs, $10 for insurance costs, and $5 for commercial fees offset by an increase of $6 for IT and software costs related to shared costs allocated based on assets contributed to the business as a part of the Asset Contribution Agreement.

Liquidity and Capital Resources

Since our inception as a business, we have not generated any revenue and have incurred significant operating losses and negative cash flows from our operations. Historically, we have funded our operations primarily with proceeds allocated to our business from Ocugen. As of June 30, 2025, we had no cash.

Cash Flows for the six Months Ended June 30, 2025 and 2024

The following table summarizes our cash flows for the six months ended June 30, 2025 and 2024:

	Six months ended June 30,
	2025	2024
Net cash used on operating activities	$(506)	$(595)
Net cash (used in) provded by investing activities	—	—
Net cash provided by financing activities	506	595
Net increase (decrease) in cash	$—	$—

Operating Activities

For the six months ended June 30, 2025, net cash used for operating activities primarily consisted of $225 for shared costs allocated based on assets contributed to the business as a part of the Asset Contribution Agreement, $128 for employee related costs, $80 for professional services, $16 for preclinical lab supplies, $13 for insurance costs, $11 for corporate fees and business taxes, $10 for IT and software costs, $10 for commercial fees and $9 for facilities costs.

For the six months ended June 30, 2024, net cash used for operating activities primarily consisted of $173 for shared costs allocated based on assets contributed to the business as a part of the Asset Contribution Agreement, $132 for employee related costs, $102 for professional services, $75 for consulting fees, $44 for preclinical lab supplies, $13 for insurance costs, $11 for corporate fees and business taxes, $9 for facilities costs, and $7 for IT and software costs.

Investing Activities

For the six months ended June 30, 2025 and 2024, there were no investing activities.

Financing Activities

For the six months ended June 30, 2025 and 2024, net cash provided by financing activities consisted of net transfers from the Parent.

Funding Requirements

We expect to continue to incur significant expenses in connection with our ongoing activities, particularly as we continue research and development, including preclinical and clinical development of our product candidate, prepare to manufacture our product candidates, prepare for the potential commercialization of our product candidate, add operational, financial, and information systems to execute our business plan, maintain, expand, and protect our patent portfolio, explore strategic licensing, acquisition, and collaboration opportunities to expand our product candidate pipeline to support our future growth; expand headcount to support our development, commercialization, and business efforts, and operate as a public company.

Factors impacting our future funding requirements include, without limitation, the following:

●	the initiation, progress, timing, costs, and results of trials for our product candidates;
●	the preparation and submission of Investigational New Drug applications, or INDs, with the FDA for current and future product candidates;
●	the outcome, timing, and cost of the regulatory approval process for our product candidates;
●	the costs of manufacturing and commercialization;
●	the costs related to doing business internationally with respect to the development and commercialization of our product candidates;
●	the cost of filing, prosecuting, defending, and enforcing our patent claims and other intellectual property rights;
●	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us;
●	the acquisition of or in-licensing of additional product candidates and technologies;
●	the costs of expanding infrastructure to support our development, commercialization, and business efforts, including the costs related to the development of a laboratory and manufacturing facility;
●	the costs involved in recruiting and retaining skilled personnel;
●	the extent to which we in-license or acquire other products, product candidates, or technologies and out-license our product candidates;
●	the costs associated with being a public company, including costs of audit, legal, regulatory and tax- related services associated with maintaining compliance with an exchange listing and SEC requirements, director and officer insurance premiums and investor and public relations costs; and

●	the impact of geopolitical turmoil, macroeconomic conditions, social unrest, political instability, terrorism, or other acts of war.

As of June 30, 2025, we had no cash. This amount will not meet our capital requirements over the next 12 months. Due to the inherent uncertainty involved in making estimates and the risks associated with the research, development, and commercialization of biotechnology products, we have based this estimate on assumptions that may prove to be wrong, and our operating plan may change as a result of many factors currently unknown to us.

We are subject to risks and uncertainties frequently encountered by companies in the biotech industry, and while we intend to continue research, development, and commercialization efforts for our product candidates, we will require significant additional funding. If we are unable to obtain additional funding in the future and/or our research, development, and commercialization efforts require higher than anticipated capital, there will be a negative impact on our financial viability. We will continue to explore options to fund our operations through public and private placements of equity and/or debt, payments from potential strategic research and development arrangements, sales of assets, licensing and/or collaboration arrangements with pharmaceutical companies or other institutions, funding from the government, particularly for the development of our novel inhaled mucosal vaccine platform, or funding from other third parties. Such financing and funding may not be available at all, or on terms that are favorable to us. While management believes that we have a plan to fund operations, our plan may not be successfully implemented. If we cannot obtain the necessary funding, we will need to delay, scale back, or eliminate some or all of our research and development programs and commercialization efforts; consider other various strategic alternatives, including a merger or sale; or cease operations. If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition, and results of operations could be materially adversely affected.

As a result of these factors, together with the anticipated continued spending that will be necessary to continue to research, develop, and commercialize our product candidates, there is substantial doubt about our ability to continue as a going concern within one year after the date that these financial statements are issued. The financial statements do not contain any adjustments that might result from the resolution of any of the above uncertainties.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reported period. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.

While our significant accounting policies are described in more detail in the notes to the financial statements included elsewhere in this filing for the three and six months ended June 30, 2025, we believe that the following accounting policies and estimates are those most critical to the preparation of our financial statements:

Transition from Ocugen and Costs to Operate as an Independent Company

The financial statements reflect our operating results and financial position as it was operated by Ocugen, rather than as an independent company. We will incur additional ongoing operating expenses to operate as an independent company. These costs will include the cost of various corporate headquarters functions, incremental information technology-related costs and incremental costs to operate stand-alone accounting, legal and other administrative functions. We will also incur non-recurring expenses and non-recurring capital expenditures. As an independent company, our information technology operating costs may be higher than the costs allocated in the historical financial statements. In addition, we will incur expenses and capital expenditures to establish independent information technology systems. We are currently building our accounting and other administrative infrastructure. We expect to enter into a manufacturing agreement and a transition services agreement with Ocugen that will provide us with certain services and resources related to corporate functions. These agreements will allow us to operate our business independently prior to establishing a stand-alone infrastructure. During the transition from Ocugen, we will incur expenses to expand our infrastructure. The financial statements reflect an estimate of these expenses based on an allocation of Ocugen expenses that best represents the costs to function as an independent business. Actual costs that would have been incurred if we operated as a stand-alone company during these periods would have depended on various factors, including organizational design, outsourcing and other strategic decisions related to corporate functions, information technology and back office infrastructure. The terms of these agreements, including information on the business purpose of such agreements, transaction prices, related ongoing contractual commitments and any related special risks or contingencies, are discussed in greater detail under “Related Party Transactions” appearing elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during the periods presented, and we do not currently have any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements appearing at the end of this proxy statement/prospectus.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Upon the completion of the Merger, the business and affairs of the Combined Company will be managed under the direction of the Combined Company’s board of directors.

The Combined Company’s board of directors will initially be fixed at six members, consisting of five members designated by OrthoCellix, who shall initially be David Anderson, Dennis Carey, Karthik Musunuri, Michael Shine and Sanjay Subramanian , and one member designated by Carisma, who shall initially be Steven Kelly. The staggered structure of the current Carisma board of directors will remain in place for the Combined Company following the completion of the Merger.

Each executive officer of the Combined Company will serve at the discretion of the Combined Company’s board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed Combined Company’s directors or executive officers. Although Karthik Musunuri, who is expected to serve on the board of directors of the Combined Company, is the son of Shankar Musunuri, a current member of the board of directors of OrthoCellix, Shankar Musunuri is expected to resign from his position as a director of OrthoCellix effective as of the closing of the Merger.

All of Carisma’s current directors are expected to resign from their positions as directors of Carisma effective as of the closing of the Merger, except for Steven Kelly, who is expected to continue on the board of directors of the Combined Company.

The following table sets forth the name, age as of July 31, 2025 and position of each of the individuals who are expected to serve as executives and directors of the Combined Company following completion of the Merger:

Name	Age	Position
Executive Officers:
Steven Kelly	60	President, Chief Executive Officer and Director
Natalie McAndrew	51	Vice President of Finance (principal financial officer and principal officer)

Non-Employee Directors:
David Anderson	72	Director
Dennis Carey	75	Director
Karthik Musunuri	31	Director
Michael Shine, MBA	61	Director
Sanjay Subramanian	49	Director

Executive Officers

Please see Proposal No. 3 on page 250 for the biographical information about Steven Kelly. Please also see “Carisma Executive Officers, Directors and Corporate Governance” on page 211 for biographical information about Natalie McAndrew.

Non-employee Directors

David Anderson is the Chief Executive Officer of Cambridge Orthopaedic Labs. He has served in this role since January 2021. Prior to his role at Cambridge Orthopaedic Labs, he served as the Chief Executive Officer of Braintemp, Inc. from October 2017 through December 2020. He currently serves on the board of directors and is a member of the compensation committee of Fesarius Technologies. He also serves as a director of ZSX Medical. He previously served on the board of directors and was chair of the audit committee of Longevity Health Holdings Inc. (Nasdaq: XAGE) from 2022 through 2024 and KORU Medical Systems Inc. (Nasdaq: KRMD) from 2016 through 2021. Mr. Anderson holds a Bachelor of Science in chemical engineering from Cornell University.

OrthoCellix believes Mr. Anderson’s extensive experience as an executive officer in the orthopaedic’s space provides him with the qualifications and skills to serve on the Combined Company’s board of directors.

Dennis Carey, Ph.D., is the Vice Chairman of KornFerry. He has served in this role since February 2009. He has also served as a part-time faculty member at the Wharton School since July 2015, the founder of the Pruim since June 2008, and the Founding Partner of CEO Academy since July 1999. He has also been a member of the Board of Directors of Nexii since June 2020. Dr. Carey holds a Bachelor of Arts and Master of Arts from the University of Delaware in International Relations and a Ph.D. in Financial Administration from the University of Maryland.

OrthoCellix believes Dr. Carey’s experience leading board refreshment initiatives for numerous companies, including complete board builds for spin outs and IPOs, provides him with the qualifications and skills to serve on the Combined Company’s board of directors.

Karthik Musunuri is the son on Shankar Musunuri and is the Founder and Chief Executive Officer of Avstera Therapeutics Corp. (“Avstera”), a biotechnology company headquartered in Malvern, Pennsylvania. He has served in this role since January 2022. Prior to his role at Avstera, he served as the Founder and Chief Executive Officer Advaite Inc., which focused on developing novel therapeutics and diagnostics to help patients suffering from a variety of debilitating diseases, primarily within the oncology space, from December 2019 through January 2022. Mr. Musunuri currently serves on the boards of The Ark Institute in Philadelphia and the Musunuri Family Foundation, and participates in multiple advisory committees within BIO, the leading biotechnology trade organization based in Washington, D.C. In addition to his executive and advisory roles, Mr. Musunuri is a co-author on several peer-reviewed publications in high-impact scientific journals and a named inventor on multiple patents covering therapeutic and biological innovations. Mr. Musunuri received his Bachelor of Science in pharmaceutical and healthcare marketing from St. Joseph’s University.

OrthoCellix believes Mr. Musunuri’s extensive experience in the biotech industry provides him with the qualifications and skills to serve on the Combined Company’s board of directors.

Michael Shine, MBA was most recently the SVP, Commercial at Ocugen from June 2021 to June 2025. He has extensive pharmaceutical and biotechnology executive experience with 40 years of diverse leadership roles in biotech, pharmaceuticals and healthcare products. Over the course of his career, Mr. Shine has held commercial and operational leadership positions within pharmaceutical companies, including Colgate Oral Pharmaceuticals and Pfizer Vaccines (formerly Wyeth). He also served as Chief Marketing Officer at Thomson Reuters and spent more than eight years in the start-up pharmaceutical space as the founder and former Chief Executive Officer of Novapharm Therapeutics from September 2012 to June 2021. Mr. Shine holds a Master of Business Administration from Villanova University, and a Bachelor of Science in business administration from the University of Scranton.

OrthoCellix believes Mr. Shine’s operational and commercial expertise provide him with the qualifications and skills to serve on the Combined Company’s board of directors.

Sanjay S. Subramanian, MBA, is the Chief Financial Officer and Head of Business Development at Inozyme Pharma. He has served in this role since March 2022. Prior to his role at Inozyme Pharma, Mr. Subramanian served as the Chief Financial Officer and Head of Corporate Development at Ocugen, from October 2019 through March 2022, driving capital raises, licensing deals, and portfolio expansion. He also served as Chief Financial Officer at Aralez Pharmaceuticals Inc., after serving in senior finance leadership roles at Bausch Health Companies Inc. and General Motors Company, where he was Treasurer of GM Korea. Mr. Subramanian has been a member of the Board of Directors of Inozyme Pharma Switzerland GmbH since December 2022 and Inozyme Pharma Ireland Limited since November 2023. He previously was a member of the Board of Directors of Ocugen Ltd. from 2020 through March 2022. Mr. Subramanian holds a Masters of Business Administration from Massachusetts Institute of Technology Sloan School of Management, a Master of Science from Massachusetts Institute of Technology, a Master of Science from The Ohio State University and a Bachelor of Science in mechanical engineering from the Indian Institute of Technology, Madras.

OrthoCellix believes Mr. Subramanian’s extensive experience as a Chief Financial Officer of several pharmaceutical companies provides him with the qualifications and skills to serve on the Combined Company’s board of directors.

Composition of the Board of Directors

Carisma’s board of directors currently consists of seven members, divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The Combined Company’s board of directors will initially be fixed at six members, consisting of five members designated by OrthoCellix: David Anderson, Dennis Carey, Karthik Musunuri, Michael Shine and Sanjay Subramanian, and one member designated by Carisma: Steven Kelly.

The staggered structure of the board of directors will remain in place for the Combined Company following the completion of the Merger, with Class I directors holding terms expiring at the 2027 annual meeting of stockholders, Class II directors holding terms expiring at the 2028 annual meeting of stockholders and Class III directors holding terms expiring at the 2026 annual meeting of stockholders. It is anticipated that the incoming directors will be appointed to classes of the Combined Company board of directors following the completion of the Merger as follows:       and       are expected to be Class I directors; Steven Kelly and       are expected to be Class II directors; and       and       are expected to be Class III directors.

The Combined Company will be a “controlled company” within the meaning of the Nasdaq Listing Rules and may elect not to comply with certain corporate governance standards. While the Combined Company does not presently intend to rely on these exemptions, the Combined Company may opt to utilize these exemptions in the future as long as it remains a controlled company.

Director Independence

Nasdaq listing rules have objective tests and a subjective test for determining who is an “independent director.” The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Subject to specified exceptions, each member of a listed company’s audit, compensation and nominating committees must be independent, and audit and compensation committee members must satisfy additional independence criteria.

Based on information provided by each proposed director concerning her or his background, employment and affiliations, Carisma and OrthoCellix expect that the Combined Company’s board of directors will determine that David Anderson, Dennis Carey, Karthik Musunuri, Michael Shine and Sanjay Subramanian qualify as “independent directors” as defined under Nasdaq listing rules. Steven Kelly, Carisma’s current President and Chief Executive Officer, and the expected President and Chief Executive Officer of the Combined Company, will not qualify as an independent director of the Combined Company. In making these determinations, the Combined Company’s board of directors will consider the current and prior relationships that each director has with Carisma and OrthoCellix and all other facts and circumstances that the Combined Company’s board of directors deems relevant in determining the independence of each proposed director, including the interests of each Combined Company director in the Merger, any relevant related party transactions and the beneficial ownership of securities of Carisma, OrthoCellix or the Combined Company by each Combined Company director. See also the sections titled “The Merger — Interests of OrthoCellix’s Directors and Executive Officers in the Merger,” “Certain Relationships and Related Party Transactions of the Combined Company” and “Principal Stockholder of OrthoCellix” beginning on pages 176, 356 and 384, respectively, of this proxy statement/prospectus for additional information.

Board Leadership Structure

Following the completion of the Merger,       is expected to serve as Chair of the Combined Company’s board of directors (“Chair”). Although the Combined Company’s governance documents will not require that the Combined Company separate the Chief Executive Officer and Chair positions, Carisma and OrthoCellix believe that having the positions be separate is the appropriate leadership structure for the Combined Company at this time as it helps facilitate independent board oversight of management and allows the Chief Executive Officer to focus on strategy execution and managing the business while the Chair focuses on corporate governance and managing the Combined Company’s board of directors.

Carisma’s board of directors and OrthoCellix’s board of directors recognize that, depending on future circumstances, other leadership models, such as combining the roles of Chief Executive Officer and Chair, might be appropriate. Accordingly, the Combined Company’s board may periodically review its leadership structure. At any time when a non-independent director is serving as Chair, it is anticipated that the independent directors of the Combined Company will designate a lead independent director to preside at all meetings of the board of directors of the Combined Company at which the Chair is not present, preside over executive sessions of the independent directors, which will occur regularly throughout each year, serve as a liaison between the Chair and independent directors, and perform such additional duties as the Combined Company’s board of directors may otherwise determine and delegate.

Board Committees

Following the completion of the Merger, Carisma and OrthoCellix anticipate that the Combined Company’s board of directors will establish an audit committee, a compensation committee, a science committee and a nominating and governance committee (“governance committee”), each of which will operate pursuant to a charter adopted by the board of directors of the Combined Company. Carisma and OrthoCellix believe that following the completion of the Merger the functioning and composition of these committees of the Combined Company will comply with the requirements of Nasdaq listing rules and SEC rules and regulations. The board of directors of the Combined Company may also establish other committees from time to time to assist the Combined Company and its board of directors. Each of the audit committee, compensation committee, science committee and the governance committee is expected to have the responsibilities described below.

Audit Committee

Following the completion of the Merger, the members of the Combined Company’s audit committee are expected to be     ,      , and     , each of whom is expected to qualify as an independent director for audit committee purposes as defined under the rules of the SEC and the applicable Nasdaq listing rules and has sufficient knowledge in financial and auditing matters to serve on the Combined Company’s audit committee.       is expected to chair the audit committee. In addition, the Combined Company’s board of directors is expected to determine that       is an “audit committee financial expert” as defined under the rules of the SEC.

The primary responsibilities of the Combined Company’s audit committee will be to oversee the Combined Company’s accounting and financial reporting processes, including the audits of the financial statements, and the internal and external audit processes. The audit committee will oversee the system of internal controls established by management and the Combined Company’s compliance with legal and regulatory requirements. The audit committee will also be responsible for the review, consideration and approval or ratification of related party transactions. The audit committee will oversee the independent auditors, including their independence and objectivity. The audit committee will be empowered to retain outside legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities and to approve the fees and other retention terms of the advisors.

Compensation Committee

Following the consummation of the Merger, the members of the Combined Company’s compensation committee are expected to be     ,      and      , each of whom is expected to qualify as an independent director for compensation committee purposes as defined under the rules of the SEC and the applicable Nasdaq listing rules.       is expected to chair the compensation committee.

The primary responsibilities of the Combined Company’s compensation committee will be to periodically review and approve the compensation and other benefits for the Combined Company’s senior officers and directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of the Combined Company’s executive officers, evaluating the performance of these officers in light of the goals and objectives and setting the officers’ compensation. The compensation committee will also administer and make recommendations to the Combined Company’s board of directors regarding equity incentive plans that are subject to the board of directors’ approval and approve the grant of equity awards under the plans to executive officers.

Science Committee

Following the consummation of the Merger, the members of the Combined Company’s science committee are expected to be           ,            and      , each of whom is expected to qualify as an independent director as defined under applicable Nasdaq listing rules.         is expected to chair the science committee.

The Combined Company’s science committee will be responsible for reviewing and advising on the overall strategy, direction and effectiveness of the Combined Company’s research and development initiatives, programs and related investments and on the Combined Company’s progress in achieving it’s long-term strategic research and development goals and objectives.

Governance Committee

Following the consummation of the Merger, the members of the Combined Company’s governance committee are expected to be      ,       and       , each of whom is expected to qualify as an independent director as defined under applicable Nasdaq listing rules.        is expected to chair the governance committee.

The Combined Company’s governance committee will be responsible for engaging in succession planning for the Combined Company’s board of directors, developing and recommending to the Combined Company’s board of directors criteria for identifying and evaluating qualified director candidates and making recommendations to the Combined Company’s board of directors regarding candidates for election or reelection to the Combined Company’s board of directors at each annual stockholders’ meeting. In addition, the governance committee will be responsible for overseeing corporate governance matters. The governance committee will also be responsible for overseeing the structure, composition and functioning of the Combined Company’s board of directors and its committees.

Compensation Committee Interlocks and Insider Participation

None of the expected members of the Combined Company’s compensation committee has at any time been one of the officers or employees of the Combined Company. None of the Combined Company’s expected executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that is or are expected to serve on the Combined Company’s board of directors or compensation committee following the completion of the Merger.

Code of Conduct and Ethics

Following the completion of the Merger, the Combined Company will adopt a Code of Conduct and Ethics that establishes the standards of ethical conduct applicable to all of the Combined Company’s directors, officers and employees. The full text of the Combined Company’s Code of Conduct and Ethics will be posted on the Combined Company’s website at      . It is expected to address, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets and how to report compliance concerns. The Combined Company intends to disclose any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by applicable rules. The Combined Company’s audit committee will be responsible for applying and interpreting the Code of Conduct and Ethics in situations where questions are presented to it. Information contained on, or that can be accessed through, the Combined Company’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information on the Combined Company’s website to be part of this proxy statement/prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY

The following information and all other information contained in this proxy statement/prospectus does not give effect to the contemplated reverse stock split.

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Carisma’s and OrthoCellix’s directors and executive officers, including those discussed in the sections titled “Management Following the Merger”, “Carisma Executive Compensation”, “Carisma Director Compensation” , “The Merger — Interests of Carisma’s Directors and Executive Officers in the Merger” and “OrthoCellix Executive Compensation” beginning on pages 351, 219, 234, 171 and 238, respectively, of this proxy statement/prospectus, the following is a description of each transaction involving Carisma since January 1, 2023, each transaction involving OrthoCellix since February 28, 2025 (inception) and each currently proposed transaction in which:

●	the amounts involved exceeded or will exceed the lesser of $120,000 and 1.0% of the average of Carisma’s or OrthoCellix’s total assets at year-end for the last two completed fiscal years, as applicable; and
●	any of Carisma’s or OrthoCellix’s directors, executive officers or holders of more than 5.0% of Carisma’s or OrthoCellix’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

OrthoCellix’s Transactions

Asset Contribution Agreement between OrthoCellix and Ocugen

In June 2025, OrthoCellix entered into an asset contribution agreement with Ocugen pursuant to which Ocugen agreed to contribute to OrthoCellix, and OrthoCellix agreed to acquire from Ocugen, all of its rights, title and interest in and to, and obligations and liabilities associated with, NeoCart. As consideration, OrthoCellix granted Ocugen 1,000 shares of OrthoCellix’s common stock.

OrthoCellix Transition Services Agreement

Ocugen and OrthoCellix will enter into the TSA pursuant to which Ocugen will provide, or cause its affiliates to provide, OrthoCellix with certain services to help facilitate an orderly transition of the NeoCart program, including the provision of assistance with respect to clinical operations, regulatory affairs, research and development, finance and accounting, information technology and human resources. The TSA will specify the fees payable for these services, which will be provided at varied hourly rates, which OrthoCellix anticipates will be in excess of $120,000 per annum. The TSA terminates on the end date of the last service provided under it, unless otherwise terminated earlier by either party under certain circumstances, including in the event of an uncured material breach by the other party or in the event of insolvency of the other party.

OrthoCellix Manufacturing Agreement

Ocugen and OrthoCellix will enter into the OrthoCellix Manufacturing Agreement pursuant to which Ocugen will continue to manufacture and supply NeoCart to OrthoCellix until completion or cessation of the Phase 3 clinical trial, unless extended by the parties.

The fee that Ocugen charges OrthoCellix for the provision of such manufacturing and supply services is based on its fully loaded cost of performance determined in accordance with Ocugen’s then current accounting standards included, plus a reasonable arm’s length mark-up. In the event the parties mutually agree to modify the work plan under the OrthoCellix Manufacturing Agreement to increase Ocugen’s performance thereunder, the parties will negotiate in good faith, including to reflect any adjustments necessary to account for such increased costs.

Support Agreement and Lockup Agreement

Concurrently with the entry into the Merger Agreement, Ocugen (solely in its capacity as the sole stockholder of OrthoCellix) entered into a support agreement with Carisma and OrthoCellix to vote all of its shares of OrthoCellix’s capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby. Concurrently with the execution of the Merger Agreement, Ocugen, the sole stockholder of OrthoCellix, also has entered into a Lock-Up Agreement pursuant to which,

Ocugen has agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Carisma’s common stock or any securities convertible into or exercisable or exchangeable for Carisma common stock, currently or thereafter owned, until 180 days following the closing of the Merger. For a more detailed discussion of the support agreement and the lock-up agreement, please see the section entitled “Agreements Related to the Merger — Support Agreements and Lock-Up Agreement” beginning on page 204 of this proxy statement/prospectus.

Carisma’s Transactions

Agreements Related to the Merger

Subscription Agreement with Ocugen

In connection with the Merger and as part of the anticipated Concurrent Financing, on August 29, 2025, Carisma entered into a subscription agreement with Ocugen, pursuant to which Carisma committed to issue and sell to Ocugen, the parent of OrthoCellix, in a private placement an aggregate of $5.0 million of shares of Carisma’s common stock (the “Ocugen Shares”), at a price per share to be calculated by dividing the Aggregate Valuation by the Post-Closing Carisma Shares. The terms of the Guarantor Investment include a “most favored nations” provision pursuant to which the terms of the Guarantor Investment will be automatically modified to reflect any more favorable terms (subject to certain exceptions) contained in any other subscription agreement entered into in connection with the Concurrent Financing. This investment is expected to be consummated as part of the anticipated Concurrent Financing at or immediately following the closing of the Merger. The closing of the anticipated Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the Merger, as well as certain other conditions. Ocugen, as of immediately following the closing of the Merger and the anticipated Concurrent Financing is expected to be a beneficial holder of more than 5% of the Combined Company’s common stock. See section entitled “Principal Stockholders of the Combined Company” for additional information about the Ocugen Shares.

Carisma also intends to enter into a registration rights agreement with the investors that participate in the anticipated Concurrent Financing, including Ocugen, at the closing of the anticipated Concurrent Financing, pursuant to which, among other things, Carisma will agree to provide for the registration of the resale of certain shares of common stock that are held by such investors, including the Ocugen Shares. The anticipated Concurrent Financing is more fully described in the section titled “Agreements Related to the Merger — Anticipated Subscription Agreements and Registration Rights Agreement” beginning on page 209 of the accompanying proxy statement/prospectus.

Support Agreements

Concurrently with the entry into the Merger Agreement, certain executive officers and directors of Carisma holding approximately 0.03% of the outstanding shares of Carisma common stock have entered into support agreements with Carisma to vote all of their shares of Carisma common stock in favor of Proposal No. 1. For a more detailed discussion of the support agreements, please see the section entitled “Agreements Related to the Merger — Support Agreements and Lock-Up Agreement” beginning on page 204 of this proxy statement/prospectus.

Legacy Carisma Pre-Closing Financing

Immediately prior to the effective time of Sesen Bio Merger on March 7, 2023, Legacy Carisma (known prior to the Legacy Carisma Merger as Sesen Bio, Inc.) issued an aggregate of 1,964,101 shares of Legacy Carisma common stock at a price per share of $15.60 in cash, for an aggregate purchase price of approximately $30.6 million pursuant to an Amended and Restated Subscription Agreement, dated as of December 29, 2022 (the “Legacy Carisma Subscription Agreement”), between Legacy Carisma and certain investors named therein (the “Legacy Carisma Pre-Closing Financing”). All of the shares of Legacy Carisma common stock issued in the Legacy Carisma Pre-Closing Financing were exchanged into shares of our common stock at the effective time of the Legacy Carisma Merger.

The following table sets forth the aggregate number of shares of the Legacy Carisma common stock that were issued and sold to our directors, executive officers and then holders of more than 5.0% of our voting securities and their affiliates in the Legacy Carisma Pre-Closing Financing and the aggregate amount of consideration for such shares:

Purchaser(1)	Shares of Common Stock	Aggregate Purchase Price
AbbVie Biotechnology Ltd	243,590	$3,800,004.00
HealthCap VII L.P.	303,205	$4,729,998.00
SymBiosis II, LLC	205,128	$3,199,996.80
Wellington Life Sciences V GmbH & Co. KG	211,538	$3,299,992.80
(1)	See the “Principal Stockholders of Carisma” section on page 382 of this proxy statement/prospectus for additional information about securities held by certain of these entities.

Legacy Carisma Registration Rights Agreement

On March 7, 2023, in connection with the consummation of the Legacy Carisma Pre-Closing Financing, Legacy Carisma and the investors party to the Legacy Carisma Subscription Agreement entered into a Registration Rights Agreement, pursuant to which Legacy Carisma (i) agreed to register for resale the shares issued in the Legacy Carisma Pre-Closing Financing, and (ii) provided the investors party to the Legacy Carisma Subscription Agreement (a) the right to require the company to register additional shares held by such investors under specified circumstances and (b) the right to participate in future registrations of securities by the company under specified circumstances.

Moderna Collaboration Agreement

In January 2022, Carisma entered into the Moderna collaboration agreement with Moderna, providing for a broad strategic partnership to discover, develop and commercialize in vivo engineered CAR-M therapeutics for up to 12 oncology programs. Moderna is a holder of 5.0% or more of our voting securities.

Under the terms of the Moderna collaboration agreement, Carisma received a $45.0 million up-front cash payment.

Carisma is also eligible to receive up to between $247.0 million and $253.0 million per product in development target designation, development, regulatory and commercial milestone payments. In addition, Carisma is eligible to receive mid to-high-single digit tiered royalties on net sales of any products that are commercialized under the agreement, which may be subject to reductions. Moderna has also agreed to cover the cost of certain milestone payments and royalties Carisma owes to a licensor under one of its intellectual property in-license agreements that Carisma is sublicensing to Moderna under the Moderna collaboration agreement, which royalties Moderna may deduct in part from any royalties owed to Carisma.

As of February 2025, Moderna has nominated all 12 oncology research targets under the Moderna collaboration agreement. To date, Moderna has designated one research target as a development target. Carisma will not conduct any additional research activities under the Moderna collaboration agreement and Carisma will not be receiving any further research funding from Moderna under the Moderna collaboration agreement. Carisma received the final research and development payment of $2.9 million from Moderna in January 2025. Carisma received total research and development payments of $29.0 million from Moderna from January 1, 2023 through January 2025. In June 2024, we announced that Moderna nominated the first development candidate under the collaboration and paid us a $2.0 million milestone.

Former Director Affiliations

Some of Carisma’s former directors are or were affiliated or associated with entities which beneficially own or owned 5.0% or more of our voting securities as indicated in the table below:

Directors	Principal Stockholder
Regina Hodits, Ph.D.	Wellington Life Sciences V GmbH & Co. KG
Björn Odlander, M.D., Ph.D.	HealthCap VII L.P.

Indemnification Agreements

Carisma’s certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the DGCL, and provides that no director will have personal liability to Carisma or to Carisma’s stockholders for monetary damages for breach of fiduciary duty as a director. In addition, Carisma has entered into indemnification agreements with each of its directors and executive officers. Each indemnification agreement provides for indemnification and advancements by the company of certain expenses and costs relating to claims, suits or proceedings arising from each individual’s service to the company as an officer or director, as applicable, to the maximum extent permitted by applicable law.

Carisma’s Policies and Procedures for Related Person Transactions

Carisma’s board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5.0% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our principal financial officer or general counsel, if any. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chair of the audit committee to review and, if deemed appropriate, determine whether to approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

●	the related person’s interest in the related person transaction;
●	the approximate dollar value of the amount involved in the related person transaction;
●	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;
●	whether the transaction was undertaken in the ordinary course of our business;
●	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;
●	the purpose of, and the potential benefits to us of, the transaction; and
●	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Carisma’s audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. Carisma’s audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

●	interests arising solely from the related person’s position as an executive officer of another entity, whether or not the person is also a director of the entity, that is a participant in the transaction where the related person and all other related persons own in the aggregate less than a 10.0% equity interest in such entity, the related person and such person’s immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and the amount involved in the transaction is less than the greater of $200,000 or 5.0% of the annual gross revenues of the company receiving payment under the transaction; and
●	a transaction that is specifically contemplated by provisions of our certificate of incorporation or by-laws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by Carisma’s compensation committee in the manner specified in the compensation committee’s charter.

OrthoCellix’s Policies and Procedures for Related Person Transactions

OrthoCellix does not have a formal policy regarding approval of transactions with related parties. To date, all disclosable transactions with related parties have been approved by the directors not interested in such transaction. Following the completion of the Merger, OrthoCellix anticipates that the Combined Company will adopt a related party transaction approval policy and the Combined Company’s audit committee will be responsible for the review, consideration and approval or ratification of related party transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

On June 22, 2025, Carisma Therapeutics Inc., a Delaware corporation, (“Carisma” or the “Parent”), its wholly owned subsidiary, Azalea Merger Sub, Inc., a Delaware corporation, (“Merger Sub”), Ocugen, Inc., a Delaware corporation (“Ocugen”) and its wholly owned subsidiary OrthoCellix, Inc., a Delaware corporation, (“OrthoCellix”), entered into an Agreement and Plan of Merger, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Agreement, Merger Sub will merge with and into OrthoCellix (the “Merger”), with OrthoCellix surviving as a wholly owned subsidiary of Carisma. The Merger is expected to close early in the fourth quarter of 2025 following the effectiveness of this registration statement and receipt of approval by the stockholders of each of OrthoCellix and Carisma. In connection with the Merger, the sole stockholder of OrthoCellix will receive shares of common stock of Carisma. Carisma following the Merger is referred to herein as the “Combined Company.”

At the effective time of the Merger (the “Effective Time”), upon the terms and subject to the conditions set forth in the Merger Agreement, each share of common stock of OrthoCellix shall be converted into the right to receive a number of shares of common stock of Carisma equal to the Exchange Ratio.

The Exchange Ratio is currently estimated to be approximately 335,355.7827 shares of Carisma common stock for each share of OrthoCellix common stock on the Closing Date. Under the Exchange Ratio formula, immediately after the Merger and the anticipated Concurrent Financing, Carisma securityholders as of immediately prior to the Merger are expected to own approximately 10% of the outstanding shares of the Combined Company on a fully-diluted basis and Ocugen, the sole stockholder of OrthoCellix, along with the other investors in the anticipated Concurrent Financing are expected to own approximately 90% of the outstanding shares of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Carisma’s Net Cash (as defined in the Merger Agreement) as of closing of the Merger being approximately $0 and the anticipated Concurrent Financing Amount of $25.0 million.

The following unaudited pro forma condensed combined financial information gives effect to the Merger, which, is expected to be accounted for as a reverse recapitalization under GAAP, as well as the Concurrent Financing. For further details related to the accounting for the Merger, please see Notes 1 and 3 below. All share amounts have been adjusted to reflect the estimated Exchange Ratio of 335,355.7827 shares of Carisma common stock for each share of OrthoCellix common stock, unless otherwise stated.

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Carisma and OrthoCellix as of June 30, 2025. The pro forma condensed combined balance sheet depicts the accounting of the transactions prepared pursuant to Article 11 of Regulation S-X (the “pro forma balance sheet transaction accounting adjustments”). All transaction accounting adjustments and financing accounting adjustments on the pro forma balance sheet and pro forma statements of operations are collectively referred to as the “transaction accounting adjustments” or “pro forma adjustments.”

These unaudited pro forma condensed combined financial information and related notes have been derived from and should be read in conjunction with:

●	the historical audited combined financial statements of the NeoCart Business of Ocugen (the “NeoCart Business” or “OrthoCellix, Inc.”) for the year ended December 31, 2024, and the related notes included elsewhere in this proxy statement/prospectus;
●	the historical audited consolidated financial statements of Carisma for the year ended December 31, 2024, and the related notes included elsewhere in this proxy statement/prospectus;
●	the historical unaudited combined financial statements of OrthoCellix as of and for the six months ended June 30, 2025, and the related notes included elsewhere in this proxy statement/prospectus;

●	the historical unaudited consolidated financial statements of Carisma as of and for the six months ended June 30, 2025, and the related notes included elsewhere in this proxy statement/prospectus; and
●	the sections titled “Carisma Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “OrthoCellix Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information relating to Carisma and OrthoCellix included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed including but not limited to additional financing, additional direct and incremental offering costs and a contemplated reverse stock split. Adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the closing of the Merger, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had Carisma and OrthoCellix been a combined organization during the specified periods. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2025

(in thousands, except share amounts)

	Historical
	Carisma Therapeutics Inc. (1A)	OrthoCellix, Inc. (1B)	Transaction Accounting Adjustments	Notes	Financing Accounting Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$1,999	$—	$(8,950)	(1D, 1E)	$25,000	(1F)	$18,049
Prepaid expenses and other current assets	2,285	—	—		—		2,285
Asset held for sale	11	—	—		—		11
Total current assets	4,295	—	(8,950)		25,000		20,345
Right of use assets - operating leases	717	—	—		—		717
Long-term prepaid expenses	—	439	—		—		439
Total assets	$5,012	$439	$(8,950)		$25,000		$21,501
Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$4,757	$—	$—		$—		$4,757
Accrued expenses	2,528	—	—		—		2,528
Operating lease liabilities	703	—	—		—		703
Finance lease liabilities	349	—	—		—		349
Related party liability to Ocugen	—	439	—		—		439
Other current liabilities	613	—	—		—		613
Total current liabilities	8,950	439	—		—		9,389
Deferred revenue	41,250	—	—		—		41,250
Operating lease liabilities	648	—	—		—		648
Finance lease liabilities	—	—	—		—		—
Other long-term liabilities	169	—	—		—		169
Total liabilities	51,017	439	—		—		51,456
Stockholders’ (deficit) equity:
Carisma’s preferred stock, $0.001 par value	—	—	—		—		—
Carisma’s common stock, $0.001 par value	41	—	335	(1C)	76	(1F)	453
Parent company net investment	—	—	—		—		—
Additional paid-in capital	278,573	28	(333,905)	(1C, 1E)	24,924	(1F)	(30,380)
Accumulated deficit	(324,619)	(28)	324,619	(1C, 1D)	—		(28)
Total stockholders’ (deficit) equity	(46,005)	—	(8,950)		25,000		(29,955)
Total liabilities and Stockholders’ (deficit) equity	$5,012	$439	$(8,950)		$25,000		$21,501

See accompanying notes to the unaudited pro forma condensed combined financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

(in thousands, except share and per share amounts)

	Historical
	Carisma Therapeutics Inc. (2A)	OrthoCellix, Inc. (2B)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Collaboration revenues	$19,632	$—	$—		$19,632
Operating expenses:
Research and development	59,673	511	—		60,184
General and administrative	22,138	515	2,643	(2C)	25,296
Total operating expenses	81,811	1,026	2,643		85,480
Operating Loss	(62,179)	(1,026)	(2,643)		(65,848)
Interest income, net	1,702	—	—		1,702
Other income, net	—	—	—		—
Net loss	$(60,477)	$(1,026)	$(2,643)		$(64,146)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	41,456,210			(2D)	453,029,216
Net loss per share attributable to common stockholders, basic and diluted	(1.46)				(0.14)

See accompanying notes to the unaudited pro forma condensed combined financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(in thousands, except share and per share amounts)

	Historical
	Carisma Therapeutics Inc. (3A)	OrthoCellix, Inc. (3B)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Collaboration revenues	$3,729	$—	$—		$3,729
Operating expenses:
Research and development	11,580	241	—		11,821
General and administrative	7,261	265	—		7,526
Total operating expenses	18,841	506	—		19,347
Operating Loss	(15,112)	(506)	—		(15,618)
Loss on sale of held for sale assets	(3,539)	—	—		(3,539)
Loss on abandonment of operating lease right-of-use-asset	(927)	—	—		(927)
Other income, net	538	—	—		538
Net loss	$(19,040)	$(506)	$—		$(19,546)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	41,779,701	1,000		(3C)	453,352,707
Net loss per share attributable to common stockholders, basic and diluted	(0.46)	(506)			(0.04)

See accompanying notes to the unaudited pro forma condensed combined financial information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of the Merger

On June 22, 2025, Carisma Therapeutics Inc., a Delaware corporation, (“Carisma” or the “Parent”), its wholly owned subsidiary, Azalea Merger Sub, Inc., a Delaware corporation, (“Merger Sub”), OrthoCellix, Inc., a Delaware corporation, (“OrthoCellix”), and Ocugen, Inc., a Delaware corporation, (“Ocugen”) entered into an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Agreement, Merger Sub will merge with and into OrthoCellix (the “Merger”), with OrthoCellix surviving as a wholly owned subsidiary of Carisma. The Merger is expected to close early in the fourth quarter of 2025 following the effectiveness of this registration statement and receipt of approval by the stockholders of each of OrthoCellix and Carisma. In connection with the Merger, the sole stockholder of OrthoCellix will receive shares of common stock of Carisma. Subject to the terms and conditions of the Merger Agreement, at closing of the Merger (the “Closing”), each share of common stock of OrthoCellix shall be converted into the right to receive a number of shares of common stock of Carisma equal to the Exchange Ratio.

Each share of OrthoCellix common stock issued and outstanding immediately prior to the Effective Time shall be converted into and become exchangeable for the right to receive a number of shares of Carisma common stock equal to the Exchange Ratio (the “Merger Consideration”). As of the Effective Time, all such shares of OrthoCellix common stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and shall thereafter only represent the right to receive the Merger Consideration. Immediately following the Merger, and after giving effect to the anticipated $25.0 million Concurrent Financing: (a) Carisma securityholders as of immediately prior to the Merger are expected to own approximately 10% of the outstanding capital stock of the Combined Company on a fully diluted basis (excluding certain Carisma options), (b) the OrthoCellix sole stockholder, Ocugen, as of immediately prior to the Merger (but excluding for this purpose any shares purchased by Ocugen in the Concurrent Financing) is expected to own approximately 73.3% of the outstanding capital stock of the Combined Company on a fully diluted basis (excluding certain Carisma options), and (c) the investors in the Concurrent Financing (including for this purpose shares purchased in the Concurrent Financing by Ocugen) are expected to own approximately 16.7% of the outstanding capital stock of the Combined Company on a fully diluted basis, in each case, subject to certain assumptions, including, but not limited to, Carisma’s Net Cash as of the closing of the Merger being approximately $0.0 and the anticipated Concurrent Financing Amount of $25.0 million. Carisma held a separate special meeting of Carisma stockholders on August 5, 2025 and the stockholders approved an amendment to Carisma’s certificate of incorporation to effect a reverse stock split of Carisma’s issued and outstanding common stock at a ratio of not less than 1-for-10 and not greater than 1-for-50, with the exact ratio within such range to be determined at the discretion of Carisma’s board of directors, without further approval or authorization of Carisma’s stockholders (the “reverse stock split”). No adjustment has been made to the pro forma financial information herein for the contemplated reverse stock split but certain notes include pro forma ranges of shares based on the range of potential outcomes.

Contingent Value Rights Agreement

At or prior to the closing of the Merger, Carisma is expected to enter into a Contingent Value Rights Agreement (“CVR Agreement”) with a designated rights agent (the “Rights Agent”), pursuant to which each holder of record of shares of Carisma’s common stock before the Merger will receive the right to one contingent value right (each, a “CVR”) for each outstanding share of Carisma’s common stock held by such stockholder on such date. Each CVR will represent the contractual right to receive a contingent cash payment equal to (i) the Net Proceeds (as defined in the CVR Agreement) received by Carisma to the extent such payment related to the disposition of any Carisma Legacy Assets (as defined in the CVR Agreement) during the period beginning on the execution date of the Merger Agreement and ending on the second anniversary of the Closing, if any, plus (ii) the Net Proceeds received by Carisma to the extent such payment related to any royalties, milestones or other payments received by Carisma following the Closing under certain of Carisma’s existing agreements, including its collaboration and license agreement with ModernaTX, Inc., in each case subject to adjustment based on the terms and conditions set forth in the CVR Agreement. Consideration received by Carisma for the sale of assets prior to the Merger, would not result in a cash payment under the CVR. The CVR would apply to sales of assets subsequent to the Merger.

Management preliminarily concluded that these CVRs represent financial instruments that are to be accounted for under the fair value option election in ASC 825, Financial Instruments. Under the fair value option election, the CVRs are initially measured at the aggregate estimated fair value of the CVRs and will be subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. The estimated fair value of the CVR liability was determined using the discounted cash flow method to estimate future cash flows associated with Carisma’s legacy assets, including the expected milestone and royalty payments associated with Carisma’s legacy assets. Changes in fair value of the CVR liability, if any, are presented in the consolidated statements of operations and comprehensive income (loss). The liability value is based on significant inputs not observable in the market such as estimated cash flows, estimated probabilities of success, and risk-adjustment discount rates, which represent a Level 3 measurement within the fair value hierarchy. Management has concluded that there is no value associated with the CVRs as the likelihood of any payments received in connection with Carisma’s legacy assets following the Closing is remote. Prior to the Closing, Carisma will seek to enter into a series of transactions with certain third parties to monetize certain legacy assets in accordance with the limitations and requirements set forth in the Merger Agreement, which would not result in a CVR payment.

Anticipated Concurrent Financing

Subject to the terms of the Merger Agreement, Carisma and OrthoCellix will use commercially reasonable efforts to obtain investors (“Concurrent Investors”) to enter into a subscription agreement with Carisma (the “Subscription Agreement”), pursuant to which such investors will agree to subscribe for and purchase and Carisma will agree to issue and sell to investors concurrently with the Closing, an aggregate of up to 76,217,223 shares of Carisma common stock estimated at a price per share equal to $0.33, subject to adjustment as set forth in the Subscription Agreement. The price per share shall equal The Aggregate Valuation divided by the Post Closing Carisma Shares, immediately following the Merger. Ocugen has agreed to purchase no less than $5.0 million of shares of Carisma common stock as a part of the Concurrent Financing. The gross proceeds from the Concurrent Financing are anticipated to be approximately $25.0 million, before paying estimated expenses.

The sole OrthoCellix stockholder is expected to receive approximately 350,599,227 shares of the Combined Company on a fully diluted basis in connection with the Concurrent Financing and the Merger (335,355,783 from the Merger, and 15,243,444 through the Concurrent Financing), based on the number of shares of Carisma common stock outstanding immediately prior to the Merger. These estimates are subject to certain inputs, which include, but are not limited to, Carisma’s Net Cash as of Closing being approximately $0 and the anticipated Concurrent Financing Amount of $25.0 million. The following table summarizes the pro forma number of shares of common stock of the Combined Company outstanding immediately following the consummation of the transactions:

	Pro Forma
Equity Capitalization Summary (fully diluted basis) Upon Consummation of the Merger and Concurrent Financing	Number of Shares Owned	% Ownership
Carisma stockholders(a)	45,730,334	10.0%
OrthoCellix stockholders	335,355,783	73.3%
Concurrent Investors(b)	76,217,223	16.7%
Total common stock of the Company	457,303,340	100.0%

(a) includes certain options

(b) includes OrthoCellix stockholders

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by Carisma stockholders of the issuance of Carisma common stock, (2) adoption of the Merger Agreement by the OrthoCellix stockholder, (3) Nasdaq’s approval of the listing of the shares of Carisma common stock to be issued in connection with the Merger, (4) Carisma’s Net Cash at the Closing being at least negative $1.0 million, and (5) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part.

The employment agreements for Carisma employees include entitlement to change in control payments for certain executives, which will be treated as pre-Merger compensation expense of Carisma and will be reflected as a reduction in Cash of Carisma, which will be assumed by the Combined Company at Closing to the extent they are not yet settled in cash beforehand by Carisma. Prior to the Closing, Carisma also has or expects to (i) discontinue its research and development activities, (ii) close out of all contracts related to Carisma’s clinical trial, and (iii) terminate its office space leases.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the Combined Company upon consummation of the Merger.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons: (i) changes in initial assumptions in the determination of the accounting acquirer and related accounting, (ii) changes in the amount of Carisma’s Net Cash to be assumed at the Closing Date, and (iii) other changes in Carisma’s assets and liabilities, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the Combined Company’s future results of operations and financial position.

3.	Accounting for the Merger

The unaudited pro forma condensed combined financial information gives effect to the Merger, which will be accounted for under GAAP as a reverse recapitalization of Carisma by OrthoCellix, as the transaction is, in essence, the issuance of equity for Carisma’s net assets, which will primarily consist of nominal assets and liabilities at the time of close. Under this method of accounting, OrthoCellix will be considered the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the Merger:

●	The OrthoCellix stockholder (Ocugen) will own a substantial majority of the voting rights in the Combined Company;
●	The OrthoCellix stockholder (Ocugen) will retain a controlling interest in the Combined Company (73.3%);
●	OrthoCellix will designate a majority of the initial members of the board of directors of the Combined Company; and
●	OrthoCellix, Inc. will be the name used by the Combined Company.

The Merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, OrthoCellix will be considered the accounting acquirer for financial reporting purposes. This determination was primarily based on the expectations that, immediately following the Merger: (i) OrthoCellix’s sole stockholder will own a substantial majority of the voting rights of the Combined Company and (ii) OrthoCellix will designate a majority of the initial members of the board of directors of the Combined Company. For accounting purposes, the Merger will be treated as the equivalent of OrthoCellix issuing stock to acquire the net assets of Carisma, which are expected to primarily consist of nominal non-operating assets and liabilities. Following the closing of the Merger, the net assets of Carisma will be recorded at their fair value, which is expected to approximate their carrying value, with no goodwill or other intangible assets recorded in the financial statements of OrthoCellix and the reported operating results prior to the Merger will be those of OrthoCellix. Any difference between the consideration transferred and the fair value of the net assets of Carisma following the determination of the actual consideration transferred for Carisma will be reflected as an adjustment to additional paid - in capital.

4.	Shares of Carisma Common Stock Issued upon Closing of the Merger and the Concurrent Financing

At Closing, all outstanding shares of OrthoCellix common stock, on a fully-diluted basis, will be exchanged for shares of Carisma common stock based on the preliminary estimated Exchange Ratio of 335,355.7827 shares of Carisma common stock for each share of OrthoCellix common stock, determined in accordance with the terms of the Merger Agreement. The estimated number of shares of Carisma common stock that Carisma expects to issue upon closing of the Merger and the Concurrent Financing is determined as follows:

Orthocellix shares of common stock oustanding	1,000
Exchange Ratio	335,355.7827
Estimated shares of Carisma common stock to be issued to Ocugen in connection with the Merger	335,355,783
Estimated shares of Carisma common stock to be issued to Concurrent Investors (Including OrthoCellix Stockholders)	76,217,223
Carisma common shares outstanding(a)	45,730,334
Estimated shares of Carisma common stock outstanding upon completion of the Merger	457,303,340

(a)Includes 3,942,238 Carisma options.

The Exchange Ratio is subject to change based on Carisma’s Net Cash at closing, which is targeted at $0. If Net Cash exceeds $0 at closing the Exchange Ratio would decrease, and if Net Cash is less than $0 at closing, the Exchange Ratio would increase. By way of example, if Net Cash is $1 million at closing, the ratio would decrease by 20,960 shares and if net cash is negative $1 million, the ratio would increase by 23,954 shares.

Below represents the above determination calculated in three scenarios with respect to the contemplated reverse stock split:

	1:10	1:30	1:50
Orthocellix shares of common stock oustanding	1,000	1,000	1,000
Exchange Ratio	33,535.5783	11,178.5261	6,707.1157
Estimated shares of Carisma common stock to be issued to Ocugen in connection with the Merger	33,535,578	11,178,526	6, 707,116
Estimated shares of Carisma common stock to be issued to Concurrent Investors (including OrthoCellix Stockholders)	7,621,722	2,540,574	1,524,344
Carisma common shares outstanding	4,573,033	1,524,344	914,607
Estimated shares of Carisma common stock outstanding upon completion of the Merger	45,730,334	15,243,444	9,146,067

5.	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2025

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

(1A)  Derived from the unaudited consolidated balance sheet of Carisma as of June 30, 2025.

(1B)  Derived from the unaudited balance sheet of OrthoCellix as of June 30, 2025.

Pro forma Balance Sheet Transaction Accounting Adjustments:

(1C)  To reflect the recapitalization of OrthoCellix and the derecognition of the accumulated deficit of Carisma, which is reversed to additional paid-in capital, as well as the par value for the additional shares issued.

The derecognition of accumulated deficit of Carisma of $324.6 million is determined as follows (in thousands):

	Common Stock				Additional
	Carisma		OrthoCellix		Paid-in-	Accumulated	Stockholders’
(in thousands, except share data)	Shares	Amount	Shares	Amount	Capital	Deficit	equity
Transaction Accounting Adjustments					(1C) (1E)	(1C) (1D)
OrthoCellix transaction costs and severance payments (1D) (1E)	—	—	—	—	(5,131)	(3,819)	(8,950)
Elimination of Carisma’s historical equity carrying value (1C)	—	335	—	—	(328,774)	328,438	—
Total Adjustment	—	$335	—	$—	$(333,905)	$324,619	(8,950)

(1D)  To reflect preliminary estimated incremental compensation expense related to severance, change in control, transaction and retention payments recorded in general and administrative expenses of $3.8 million, resulting from pre-existing employment agreements or from approval from Carisma’s board of directors that will be incurred upon Closing as well as D&O Tail policy expenses and auditor fees.

(1E)  To reflect preliminary estimated transaction costs of $5.1 million, not yet reflected in the historical financial statements, which are expected to be incurred by Carisma and OrthoCellix in connection with the Merger, such as advisory and legal expenses.

Pro forma Balance Sheet Financing Accounting Adjustments:

(1F)   To reflect the anticipated investment of $25.0 million that investors will agree to subscribe for and purchase a number of shares of Carisma common stock at the time of Closing. This amount is inclusive of the planned $5.0 million investment from Ocugen.

See table below for all changes to Stockholders’ Equity associated with the Financing Accounting Adjustments (in thousands):

	Common Stock				Additional
	Carisma		OrthoCellix		Paid-in-	Accumulated	Stockholders’
(in thousands, except share data)	Shares	Amount	Shares	Amount	Capital	Deficit	equity
Financing Accounting Adjustments		(1F)			(1F)
Concurrent Financing Transaction (1G)	—	76	—	—	24,924	—	25,000
	—	$76	—	$—	$24,924	$—	$25,000

6.	Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2024:

Pro forma notes:

(2A)   Derived from the audited consolidated statement of operations and comprehensive loss of Carisma for the year ended December 31, 2024.

(2B)   Derived from the audited statement of operations and comprehensive loss of OrthoCellix, Inc. for the year ended December 31, 2024.

OrthoCellix, Inc. and Carisma did not record any provision or benefit for income taxes during the year ended December 31, 2024 because each company incurred a pre-tax loss in 2024 and each company maintains a full valuation allowance on its deferred tax assets. Accordingly, no pro forma adjustments have an impact on associated income tax.

Pro forma Statements of Operations Transaction Accounting Adjustments:

(2C)   To reflect preliminary estimated incremental compensation expense related to severance, change in control, transaction and retention payments recorded in general and administrative expenses of $2.6 million, resulting from pre-existing employment agreements or from approval from Carisma’s board of directors that will be incurred upon Closing.

(2D)   The pro forma combined basic and diluted earnings per share of Carisma have been adjusted to reflect the pro forma net loss for the year ended December 31, 2024. In addition, the number of shares used to calculate the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the Combined Company that would be outstanding as of the date of the Merger Closing, including the shares to be issued in the Concurrent Financing, as if they have been outstanding for the entirety of the periods presented. For the year ended December 31, 2024, the pro forma weighted average shares outstanding has been calculated as follows:

December 31, 2024
Carisma weighted average common stock	41,456,210
Shares issued in Merger	335,355,783
Concurrent Investors	76,217,223
Total	453,029,216

The following table represents the pro forma weighted average shares outstanding calculated for three potential scenarios in the contemplated reverse stock split:

	December 31, 2024
	1:10	1:30	1:50
Carisma weighted average common stock	4,145,621	1,381,874	829,124
Shares issued in Merger	33,535,578	11,178,526	6,707,116
Concurrent Investors	7,621,722	2,540,574	1,524,344
Total	45,302,922	15,100,974	9,060,584

The following table represents the pro forma net loss per share attributable to common stockholders calculated for three potential scenarios in the contemplated reverse stock split:

	December 31, 2024
	1:10	1:30	1:50
Net loss	$(64,146)	$(64,146)	$(64,146)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	45,302,922	15,100,974	9,060,584
Net loss per share attributable to common stockholders, basic and diluted	(1.42)	(4.25)	(7.08)

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2025:

Pro forma notes:

(3A)   Derived from the unaudited consolidated statement of operations and comprehensive loss of Carisma for the six months ended June 30, 2025.

(3B)   Derived from the unaudited statement of operations and comprehensive loss of OrthoCellix for the six months ended June 30, 2025.

Pro forma Statements of Operations Transaction Accounting Adjustments:

(3C)  The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net loss for the six months ended June 30, 2025. In addition, the number of shares used to calculate the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the Combined Company that would be outstanding as of the date of the Closing, including the shares to be issued in the Concurrent Financing, as if they have been outstanding for the entirety of the periods presented. For the six months ended June 30, 2025, the pro forma weighted average shares outstanding has been calculated as follows:

June 30, 2025
Carisma weighted average common stock	41,779,701
Shares issued in Merger	335,355,783
Concurrent Investors	76,217,223
Total	453,352,707

The following table represents the pro forma weighted average shares outstanding calculated for three potential scenarios in the contemplated reverse stock split:

	June 30, 2025
	1:10	1:30	1:50
Carisma weighted average common stock	4,177,970	1,392,657	835,594
Shares issued in Merger	33,535,578	11,178,526	6,707,116
Concurrent Investors	7,621,722	2,540,574	1,524,344
Total	45,335,271	15,111,757	9,067,054

The following table represents the pro forma net loss per share attributable to Carisma’s common stockholders calculated for three potential scenarios in the contemplated reverse stock split:

	June 30, 2025
	1:10	1:30	1:50
Net loss	$(19,546)	$(19,546)	$(19,546)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	45,335,271	15,111,757	9,067,054
Net loss per share attributable to common stockholders, basic and diluted	(0.43)	(1.29)	(2.16)

DESCRIPTION OF CARISMA CAPITAL STOCK

The following description of the securities of Carisma’s capital stock is intended as a summary only and therefore is not a complete description. This description is based upon, and is qualified by reference to, Carisma’s certificate of incorporation, its by-laws, and applicable provisions of the DGCL. You should read Carisma’s certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Authorized Capital Stock

Carisma’s authorized capital stock consists of 350,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which is undesignated. Carisma’s common stock is registered under Section 12(b) of the Exchange Act.

Common Stock

Voting Rights. Each holder of common stock is entitled to one vote for each share held of record on all matters to be voted upon by stockholders, including the election of directors. Carisma’s certificate of incorporation and by-laws do not provide for cumulative voting rights. Except as otherwise provided by law, Carisma’s certificate of incorporation and by-laws, all matters other than the election of directors, shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented by proxy at the meeting at which a quorum is present and voting affirmatively or negatively on such matter. Directors shall be elected by a plurality of the shares present in person or represented by proxy at a meeting at which a quorum is present and entitled to vote on the election of directors.

Dividends. Subject to the rights, powers and preferences of any outstanding preferred stock, and except as provided by law or in Carisma’s certificate of incorporation, dividends may be declared and paid or set aside for payment on the common stock out of legally available assets or funds when and as declared by the board of directors.

Liquidation or Dissolution. Subject to the rights, powers and preferences of any outstanding preferred stock, in the event of Carisma’s liquidation or dissolution, Carisma’s net assets will be distributed pro rata to the holders of Carisma’s common stock.

Other Rights. Holders of the common stock have no right to convert the stock into any other security, have the stock redeemed, purchase additional stock, or maintain their proportionate ownership interest. Holders of shares of the common stock are not required to make additional capital contributions.

Preferred Stock

Carisma is authorized to issue “blank check” preferred stock, which may be issued in one or more series upon authorization of Carisma’s board of directors. Carisma’s board of directors is authorized to fix the designations, powers, preferences and the relative, participating, optional or other special rights and any qualifications, limitations and restrictions of the shares of each series of preferred stock. The authorized shares of Carisma’s preferred stock are available for issuance without further action by Carisma’s stockholders, unless such action is required by applicable law or the rules of any stock exchange on which Carisma’s securities may be listed. If the approval of Carisma’s stockholders is not required for the issuance of shares of Carisma’s preferred stock, Carisma’s board of directors may determine not to seek stockholder approval.

Provisions of Carisma’s Certificate of Incorporation and By-Laws and Delaware Law That May Have Anti-Takeover Effects

Certain provisions of Carisma’s certificate of incorporation and by-laws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Carisma. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Carisma’s common stock and may limit the ability of stockholders to remove management or directors or approve transactions that stockholders may deem to be in their best interest and, therefore, could adversely affect the price of Carisma’s common stock.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to accumulate votes in the election of directors unless Carisma’s certificate of incorporation provides otherwise. Carisma’s certificate of incorporation does not provide for cumulative voting.

Board of Directors. Carisma’s certificate of incorporation and by-laws provide for a board of directors divided as nearly equally as possible into three classes. Each class is elected to a term expiring at the annual meeting of stockholders held in the third year following the year of such election. The number of directors comprising Carisma’s board of directors is fixed from time to time by the board of directors.

Removal of Directors by Stockholders. Carisma’s certificate of incorporation provides that members of Carisma’s board of directors may only be removed for cause by the affirmative vote of the holders of at least 75.0% of the outstanding shares entitled to vote on the election of the directors.

Board Vacancies Filled Only by Majority of Directors Then in Office. Vacancies and newly created seats on Carisma’s board may be filled only by a vote of a majority of Carisma’s board of directors. Further, only Carisma’s board of directors may determine the number of directors on Carisma’s board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of Carisma’s board of directors.

Stockholder Nomination of Directors. Carisma’s by-laws provide that a stockholder must notify us in writing of any stockholder nomination of a director not earlier than the 120th day and not later than on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of such annual meeting and not later than on the later of (x) the 90th day prior to the date of such annual meeting and (y) the 10th day following the day on which notice of the date of such annual meeting was given or public disclosure of the date of such annual meeting was made, whichever occurs first.

No Action By Written Consent. Carisma’s certificate of incorporation provides that its stockholders may not act by written consent and may only act at duly called meetings of stockholders.

Super-Majority Voting. Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Carisma’s by-laws may be amended or repealed by a majority vote of Carisma’s board of directors or the affirmative vote of the holders of at least 75.0% of the votes that all Carisma stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75.0% of the votes that all Carisma’s stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of Carisma’s certificate of incorporation described above.

Delaware Business Combination Statute. Carisma is subject to Section 203 of the DGCL (“Section 203”), which prohibits a Delaware corporation from engaging in business combinations with an interested stockholder. An interested stockholder is generally defined as an entity or person beneficially owning 15.0% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person, or interested stockholder. Section 203 provides that an interested stockholder may not engage in business combinations with the corporation for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combinations to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, lease, transfer, pledge or other disposition of 10.0% or more of the assets of the corporation to or with the interested stockholder;
●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

COMPARISON OF RIGHTS OF HOLDERS OF CARISMA CAPITAL STOCK AND ORTHOCELLIX CAPITAL STOCK

If the Merger is completed, OrthoCellix’s sole stockholder will receive shares of Carisma common stock, pursuant to the terms of the Merger Agreement.

Carisma held a separate special meeting of Carisma stockholders on August 5, 2025, at which Carisma’s stockholders approved an amendment to Carisma’s certificate of incorporation to effect a reverse stock split of Carisma’s issued and outstanding common stock at a ratio of not less than 1-for-10 and not greater than 1-for-50, with the exact ratio within such range to be determined at the discretion of Carisma’s board of directors, without further approval or authorization of Carisma’s stockholders. No such amendment or any reverse stock split will occur until the amendment to Carisma’s certificate of incorporation to effect the reverse stock split is filed with the Secretary of State of the State of Delaware and becomes effective. In addition, after the completion of the Merger, Carisma’s certificate of incorporation then in effect will be amended to change its corporate name to “OrthoCellix, Inc.” Carisma and OrthoCellix are both incorporated under the laws of the State of Delaware. The rights of Carisma’s stockholders and OrthoCellix’s sole stockholder are generally governed by the DGCL. Upon completion of the Merger, OrthoCellix’s sole stockholder will become a stockholder of Carisma, and its rights will be governed by the DGCL, the by-laws of Carisma and the certificate of incorporation of Carisma.

The material differences between the current rights of OrthoCellix’s sole stockholder under the OrthoCellix certificate of incorporation and by-laws and its rights as a stockholder of Carisma after the Merger, under Carisma’s certificate of incorporation and Carisma’s by-laws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Carisma or OrthoCellix before the Merger and being a stockholder of the Combined Company following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 389 of this proxy statement/prospectus.

Carisma	OrthoCellix

Organizational Documents
The rights of Carisma’s stockholders are governed by Carisma’s certificate of incorporation, Carisma’s by-laws and the DGCL.	The rights of OrthoCellix’s sole stockholder is governed by OrthoCellix’s certificate of incorporation, OrthoCellix’s by-laws and the DGCL.

Authorized Capital Stock

Carisma is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Carisma is authorized to issue is 355,000,000, of which 350,000,000 shares are common stock, par value $0.001 per share, and 5,000,000 shares are preferred stock, par value $0.001 per share. The number of authorized shares of Carisma preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of Carisma entitled to vote thereon, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of Carisma entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

OrthoCellix is authorized to issue one class of capital stock which is designated, as “common stock.” OrthoCellix is authorized to issue 1,000 shares of common stock, par value $0.00001 per share.

Common Stock

Carisma’s authorized common stock consists of 350,000,000 shares of common stock. Each holder of a share of Carisma common stock is entitled to one vote for each such share held of record on all matters to be voted upon by stockholders, including the election of directors. There shall be no cumulative voting.

OrthoCellix’s authorized common stock consists of 1,000 shares of common stock. Each holder of a share of OrthoCellix common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Carisma	OrthoCellix

Preferred Stock
Carisma’s authorized preferred stock consists of 5,000,000 shares of preferred stock. No shares of Carisma preferred stock are currently outstanding.	OrthoCellix does not have any authorized preferred stock.

Number and Qualification of Directors

Subject to the rights of holders of any series of Carisma’s preferred stock to elect a director, the number of directors of Carisma is established by Carisma’s board of directors. Carisma’s board of directors currently consists of seven members. No decrease in the authorized number of directors constituting Carisma’s board of directors will shorten the term of any incumbent director. Directors of Carisma need not be stockholders of Carisma.

The number of OrthoCellix directors is fixed from time to time by resolution of the OrthoCellix board of directors. The OrthoCellix board of directors currently consists of two members. No decrease in the authorized number of directors constituting the OrthoCellix board of directors will shorten the term of any incumbent director. Directors of OrthoCellix need not be stockholders of OrthoCellix.

Structure of Board of Directors; Term of Directors; Election of Directors

Subject to the rights of holders of any series of Carisma’s preferred stock to elect directors, Carisma’s board of directors is divided into three classes. Each class consists, as nearly as may be possible, of one-third of the total number of Carisma directors constituting Carisma’s entire board of directors. Each Carisma director shall serve for a term ending on the date of the third annual meeting of Carisma stockholders following the annual meeting of Carisma stockholders at which such Carisma director was elected.

The holders of record of a majority of all of the shares of stock entitled to vote, are entitled to elect the directors of OrthoCellix. Each director shall hold office until the next election of directors and until his or her successor is elected and qualified, or until his or her earlier death, resignation, retirement, disqualification, or removal.

Removal of Directors

Subject to the rights of the holders of any series of Carisma preferred stock, Carisma’s directors may be removed only for cause and only by the affirmative vote of the holders of at least 75.0% of the votes which all the Carisma stockholders would be entitled to cast in any annual election of directors or class of directors.

Except as otherwise provided by the DGCL or the OrthoCellix certificate of incorporation, the OrthoCellix board of directors or any individual director may be removed from office at any time, with or without cause by vote of the holders of a majority of the shares of stock entitled to vote at an election of directors.

Vacancies on the Board of Directors

Subject to the rights of the holders of any series of Carisma preferred stock, any vacancy or newly created directorship in Carisma’s board of directors, however occurring, shall be filled only by a vote of a majority of Carisma’s directors then in office, although less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. A director elected to fill a vacancy shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.

Any director may resign at any time upon notice given in writing or by electronic transmission to OrthoCellix. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. A vacancy in any directorship may filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next election of directors and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification, or removal. If there are no directors in office, then an election of directors may be held in the manner provided by Section 223(a) of the DGCL.

Stockholder Action by Written Consent
Carisma stockholders may not take any action by written consent in lieu of a meeting of Carisma stockholders.

Action may be taken by written consent of OrthoCellix’s sole stockholder, signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Carisma	OrthoCellix

Quorum

Unless otherwise provided by law, Carisma’s certificate of incorporation, or Carisma’s by-laws, at each meeting of stockholders, the holders of a majority in voting power of the shares of the capital stock of Carisma issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by Carisma’s board of directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of Carisma capital stock is required by law or the Carisma’s certificate of incorporation, the holders of a majority in voting power of the shares of such class or classes or series of Carisma capital stock issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by Carisma’s board of directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

The holders of a majority of the voting power of all of the shares of stock entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum. Where a separate vote by a class or classes or series is required, a majority of the voting power of the outstanding shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. Any meeting may be adjourned from time to time by the chairman of the meeting or a majority of the votes properly cast upon the question, whether or not a quorum is present. The stockholders present at a duly constituted meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to reduce the voting shares below a quorum.

Special Meetings of Stockholders

Special meetings of Carisma stockholders for any purpose or purposes may be called at any time only by Carisma’s board of directors, and may not be called by any other person or persons. Business transacted at any special meeting of Carisma stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. Carisma may postpone, reschedule or cancel any previously scheduled special meeting of Carisma stockholders.

Special meetings of stockholders may be called by the board of directors or the chief executive officer, if one is elected, or a president and shall be held at place, on such date, and at such time as they or he or she shall fix.

Notice of Stockholder Meetings

Unless otherwise provided by law, Carisma’s certificate of incorporation, or Carisma’s by-laws, notice of each meeting of Carisma stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each Carisma stockholder entitled to vote at such meeting as of the record date for determining the Carisma stockholders entitled to notice of the meeting. Without limiting the manner by which notice otherwise may be given to Carisma stockholders, any notice shall be effective if given in accordance with Section 232 of the DGCL. The notices of all meetings shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which Carisma stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining Carisma stockholders entitled to vote at the meeting, if such date is different from the record date for determining Carisma stockholders entitled to notice of the meeting. The notice of a Carisma special meeting shall state, in addition, the purpose or purposes for which the meeting is called.

Notice of all meetings of OrthoCellix’s stockholders shall state the place, if any, date, and time of all meetings of the stockholders, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, if such meeting is to be held solely by means of remote communication, the information required to access the stock list contemplated by OrthoCellix’s by-laws, shall be given not less than 10 nor more than 60 days before the meeting to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. If mailed, notice is given when deposited in the mail, postage prepaid, directed to such stockholder at such stockholder’s address as it appears in OrthoCellix’s records. Without limiting the manner by which notice otherwise may be effectively given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

Carisma	OrthoCellix

Advance Notice Requirements for Stockholder Proposals

If a Carisma stockholder wishes to propose a nomination of persons for election to Carisma’s board of directors or present a proposal at an annual meeting but does not wish to have the proposal considered for inclusion in Carisma’s proxy statement or proxy card, Carisma’s by-laws establish an advance notice procedure for such nominations and proposals. Carisma stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of Carisma’s board of directors or by a Carisma stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely notice in proper form to Carisma’s corporate secretary of the stockholder’s intention to bring such business before the meeting. The required notice must be in writing and must otherwise meet the requirements set forth in Carisma’s by-laws (including providing the information required by Rule 14a-19 under the Exchange Act).

For the avoidance of doubt, the foregoing clause (ii) is the exclusive means for a stockholder to make director nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders.

OrthoCellix’s by-laws do not contain advance notice requirements for stockholder proposals.

Amendment of Certificate of Incorporation

The affirmative vote of the holders of at least 75.0% of the votes which all Carisma’s stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with, Articles SIXTH, NINTH, TENTH or ELEVENTH of Carisma’s certificate of incorporation.

OrthoCellix reserves the right to amend, alter, change or repeal any provision contained in OrthoCellix’s Certificate of Incorporation.

Notwithstanding any other provisions of OrthoCellix’s certificate of incorporation, OrthoCellix’s by-laws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend OrthoCellix’s certificate of incorporation pursuant to Section 242 of the DGCL.

Notwithstanding any other provisions of Carisma’s certificate of incorporation, Carisma’s by-laws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend Carisma’s certificate of incorporation pursuant to Section 242 of the DGCL.

Amendment of By-Laws

Except as provided by law, Carisma’s board of directors shall have the power to adopt, amend, alter or repeal Carisma’s by-laws by the affirmative vote of a majority of the directors present at any regular or special meeting of Carisma’s board of directors at which a quorum is present. Carisma stockholders may not adopt, amend, alter or repeal the Carisma’s by-laws, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by Carisma’s certificate of incorporation, by the affirmative vote of the holders of at least 75.0% of the votes that all the Carisma stockholders would be entitled to cast in any annual election of directors or class of directors.

OrthoCellix’s by-laws may be amended or repealed by the board of directors at any meeting or by the stockholders at any meeting.

Carisma	OrthoCellix

Limitation on Director Liability

Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of Carisma shall be personally liable to Carisma or Carisma stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. If the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of Carisma will be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

The liability of the OrthoCellix directors to OrthoCellix or its stockholders for monetary damages for breach of fiduciary duty as a director of officer is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of OrthoCellix will be eliminated or limited to the fullest extent permitted by applicable law as so amended.

Indemnification

Carisma’s certificate of incorporation provides that Carisma shall indemnify its directors and officers if such person acted in good faith and in a manner which such indemnitee reasonably believed to be in, or not opposed to, the best interests of Carisma, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Carisma’s certificate of incorporation also provides that Carisma will pay the expenses incurred by or on behalf of an indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom in advance of its final disposition, provided, however, that such payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by or on behalf of the indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnitee is not entitled to be indemnified.

To the fullest extent permitted by applicable law, OrthoCellix is authorized to provide indemnification of (and advancement of expenses to) directors and officers through provisions of OrthoCellix’s by-laws and certificate of incorporation. Any amendment, repeal or modification of applicable law shall not adversely affect any right or protection of any director, officer or other agent of OrthoCellix existing at the time of such amendment, repeal or modification.

Conversion Rights
Holders of Carisma’s common stock have no right to convert the stock into any other security. Carisma does not have any outstanding shares of preferred stock.	OrthoCellix’s sole stockholder does not have any conversion rights.

Right of First Refusal
Carisma does not have a right of first refusal in place.	OrthoCellix does not have a right of first refusal in place.

Right of Co-Sale
Carisma does not have a right of co-sale in place.	OrthoCellix does not have a right of co-sale in place.

Preemptive Rights
Carisma stockholders do not have any preemptive rights.	OrthoCellix’s sole stockholder does not have preemptive rights.

Carisma	OrthoCellix

Distributions to Stockholders

Carisma’s certificate of incorporation provides that dividends may be declared and paid on Carisma’s common stock from funds lawfully available therefor as and when determined by Carisma’s board of directors and subject to any preferential dividend or other rights of any then outstanding Carisma preferred stock.

Carisma’s board of directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action, to determine the Carisma stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. If no such record date is fixed, the record date for determining Carisma stockholders for any such purpose shall be at the close of business on the day on which Carisma’s board of directors adopts the resolution relating thereto.

Dividends upon OrthoCellix capital stock, if any, may be declared by the OrthoCellix. The OrthoCellix board of directors may fix a record date for the determination of holders of OrthoCellix common stock entitled to receive payment of a dividend or distribution declared thereon, which record date is to be not to precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than 60 days prior to the date fixed for the payment thereof. If no record date is fixed, the record date shall be at the close of business on the day on which the OrthoCellix board of directors adopts the resolution relating thereto.

Exclusive Forum
Carisma’s certificate of incorporation and Carisma’s by-laws do not contain an exclusive forum provision.

Unless OrthoCellix consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims, including claims in the right of OrthoCellix, brought by a current or former stockholder (a) that are based upon; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of OrthoCellix to OrthoCellix or OrthoCellix’s sole stockholder; (iii) any action asserting a claim against OrthoCellix arising pursuant to any provision of the DGCL, OrthoCellix’s second amended and restated certificate of incorporation or OrthoCellix’s by-laws; or (iv) any action asserting a claim against OrthoCellix governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Registration Rights
Carisma stockholders do not currently have registration rights.	OrthoCellix’s sole stockholder does not have registration rights.

Stock Transfer Restrictions Applicable to Stockholders
Shares of stock of Carisma are transferable in the manner prescribed by law and Carisma’s by-laws.	Shares of OrthoCellix are transferable in the manner prescribed by the DGCL.

PRINCIPAL STOCKHOLDERS OF CARISMA

The following information and all other information contained in this proxy statement/prospectus does not give effect to the contemplated reverse stock split.

Unless otherwise provided below, the following table sets forth information with respect to the beneficial ownership of Carisma’s common stock as of July 31, 2025 by:

●	each of Carisma’s directors;
●	each of Carisma’s named executive officers;
●	all of Carisma’s directors and executive officers as a group; and
●	each person, or group of affiliated persons, who is known to Carisma to be the beneficial owner of five percent or more of the outstanding shares of Carisma’s common stock.

The column entitled “Percentage of Shares Beneficially Owned” is based on a total of 41,788,096 shares of Carisma’s common stock outstanding as of July 31, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to Carisma’s common stock. Shares of Carisma’s common stock subject to options that are currently exercisable or exercisable within 60 days after July 31, 2025 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of Carisma’s common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Carisma Therapeutics Inc., 3675 Market Street, Suite 401, Philadelphia, Pennsylvania 19104.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%)
5.0% Stockholders
ModernaTX, Inc.(1)	5,059,338	12.11%
HealthCap VII L.P.(2)	2,721,923	6.51%
Entities affiliated with IPG(3)	2,713,232	6.49%
Wellington Life Sciences V GmbH & Co. KG(4)	2,297,546	5.50%
SymBiosis II, LLC(5)	2,215,877	5.30%
Named Executive Officers and Directors
Sohanya Cheng(6)	10,750	*
John Hohneker, M.D.(7)	37,625	*
Steven Kelly(8)	1,698,473	3.91%
Michael Klichinsky, Pharm.D., Ph.D.(9)	1,010,062	2.39%
Richard Morris(10)	460,539	1.09%
Briggs Morrison, M.D.(11)	158,049	*
David Scadden, M.D.(12)	15,050	*
Marella Thorell(13)	15,050	*
Sanford Zweifach(14)	225,707	*
All current executive officers and directors as a group (9 persons)(15)	3,170,766	7.13%
*	Less than one percent
(1)	Based solely on a Schedule 13G filed by Moderna on March 13, 2023. Moderna is wholly owned by Moderna, Inc., a publicly-traded company. The business address of Moderna is c/o Moderna, Inc., 200 Technology Square, Cambridge, MA 02139.
(2)	Based solely on a Schedule 13D/A filed by HealthCap VII, L.P. on August 21, 2025. HealthCap VII GP LLC, a Delaware limited liability company, is the sole general partner of HealthCap VII, L.P. HealthCap VII GP LLC has delegated voting and dispositive power over the shares to HealthCap VI GP S.A., a corporation organized under the laws of Switzerland and disclaims beneficial ownership of all shares held by HealthCap VII L.P., except to the extent of their pecuniary interest therein. Vanessa Malier and

Thomas Ramdahl are each directors of HealthCap VII GP LLC. Fabrice Bernhard serves as general manager of HealthCap VI GP S.A., and each of Dag Richter, François Kaiser and Daniel Schafer serves as a director of HealthCap VI GP S.A. Each of Messrs. Bernhard, Kaiser and Schafer may be deemed to share voting and investment power with respect to the shares held by HealthCap VII L.P. and disclaim beneficial ownership of all shares held by HealthCap VII L.P., except to the extent of their pecuniary interest therein. Björn Odlander is a Managing Partner of HealthCap VII Advisor AB, an affiliate of HealthCap VII L.P., and was a member of the Carisma board of directors until his resignation in June 2024. The business address of HealthCap VII L.P. is c/o HealthCap VII GP S.A., 23 Avenue Villamont, Lausanne, CH 1005, Switzerland.
(3)	Based solely on a Schedule 13G/A filed by the IPG entities (as defined below) on February 2, 2024. Consists of (i) 2,067,924 shares of common stock of the company held by IPG Cayman LP, (ii) 267,864 shares of common stock of the company held by IPG USA SCO LP and (iii) 377,444 shares of common stock of the company held by CT SPV Investment LP (collectively, the “IPG entities”). Longview Innovation Corp., formerly known as IP Group, Inc., has shared voting and investment control over the shares held by the IPG entities. The business address of the IPG entities is c/o Longview Innovation Corp., 3411 Silverside Road, Baynard Building, Suite 252, Wilmington, Delaware 19810.
(4)	Consists of 2,297,546 shares held by Wellington Life Sciences V GmbH & Co. KG (the “Wellington Fund”). The Wellington Fund is represented by Wellington Life Sciences Venture Capital Consulting GmbH (the “Wellington General Partner”). The Wellington General Partner holds voting and investment control over the shares. Dr. Regina Hodits and Dr. Rainer Strohmenger, in their functions as managing directors of the Wellington General Partner, have individual signatory power as well as voting and/or investment control over the shares. Dr. Hodits was a member of the Carisma board of directors until her resignation in June 2024. The business address of the Wellington Fund and the Wellington General Partner is Tuerkenstrasse 5, 80333 Munich, Germany.
(5)	Consists of 2,215,877 shares held by Symbiosis II, LLC, which exercises voting and investment control of the shares. Chidozie Ugwumba is the Managing Partner of Symbiosis II, LLC and as such has sole voting and investment control over the shares. Mr. Ugwumba was also a member of the Carisma board of directors until his resignation in April 2024. The business address of Symbiosis II, LLC is 609 S.W. 8th Street, Suite 365, Bentonville, Arkansas 72712.
(6)	Consists of 10,750 shares of common stock underlying options held by Ms. Cheng that are exercisable as of July 31, 2025 or will become exercisable within 60 days of such date.
(7)	Consists of 37,625 shares of common stock underlying options held by Dr. Hohneker that are exercisable as of July 31, 2025 or will become exercisable within 60 days of such date.
(8)	Consists of 1,698,473 shares of common stock underlying options held by Mr. Kelly that are exercisable as of July 31, 2025 or will become exercisable within 60 days of such date.
(9)	Consists of (i) 484,347 shares of common stock held by Dr. Klichinsky and (ii) 525,715 shares of common stock underlying options held by Dr. Klichinsky that are exercisable as of July 31, 2025 or will become exercisable within 60 days of such date.
(10)	Consists of 460,539 shares of common stock underlying options held by Mr. Morris that are exercisable as of July 31, 2025 or will become exercisable within 60 days of such date.
(11)	Consists of (i) 12,175 shares of common stock held by Dr. Morrison and (ii) 145,874 shares of common stock underlying options held by Dr. Morrison that are exercisable as of July 31, 2025 or will become exercisable within 60 days of such date.
(12)	Consists of 15,050 shares of common stock underlying options held by Dr. Scadden that are exercisable as of July 31, 2025 or will become exercisable within 60 days of such date.
(13)	Consists of 15,050 shares of common stock underlying options held by Ms. Thorell that are exercisable as of July 31, 2025 or will become exercisable within 60 days of such date.
(14)	Consists of (i) 413 shares of common stock held by Mr. Zweifach and (ii) 225,294 shares of common stock underlying options held by Mr. Zweifach that are exercisable as of July 31, 2025 or will become exercisable within 60 days of such date.
(15)	Consists of (i) 496,935 shares of common stock held and (ii) 2,673,831 shares of common stock underlying options that are exercisable as of July 31, 2025 or will become exercisable within 60 days of such date.

PRINCIPAL STOCKHOLDER OF ORTHOCELLIX

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the contemplated reverse stock split by Carisma.

The following table sets forth information known to OrthoCellix regarding beneficial ownership of OrthoCellix capital stock on an as-converted to OrthoCellix common stock basis as of July 31, 2025 for:

●	each of OrthoCellix’s directors;
●	each of OrthoCellix’s named executive officers;
●	all of OrthoCellix’s directors and executive officers as a group; and
●	each person, or group of affiliated persons, who is known by OrthoCellix to beneficially own greater than five percent of OrthoCellix’s common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to OrthoCellix’s securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of July 31, 2025. Shares of OrthoCellix common stock that an individual has the right to acquire within 60 days of July 31, 2025 are deemed to be outstanding and beneficially owned by the individual for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To OrthoCellix’s knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned. The percentage of beneficial ownership shown prior to the Merger and anticipated Concurrent Financing in the table below is based on 1,000 shares of common stock outstanding as of July 31, 2025. The following table does not reflect any shares of Carisma common stock that such holders have agreed to purchase in the anticipated Concurrent Financing.

Except as otherwise noted below, the street address of each beneficial owner is c/o Ocugen, Inc., 11 Great Valley Parkway, Malvern, PA 19355.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES OUTSTANDING BENEFICIALLY OWNED
5.0% or Greater Stockholders
Ocugen, Inc.(1)	1,000	100.0%
Directors and Named Executive Officers
Shankar Musunuri, Ph.D., MBA	—	—
Michael Shine, MBA	—	—
All executive officers and directors as a group (2 persons)	—	—
*	Less than one percent
(1)	Consists of 1,000 shares of OrthoCellix common stock.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the contemplated reverse stock split.

The following table sets forth certain information regarding beneficial ownership of the Combined Company’s common stock immediately after consummation of the Merger, assuming the consummation of the Merger occurred on July 31, 2025 for:

●	each person or group of affiliated persons who is expected by Carisma and OrthoCellix to be the beneficial owner or more than five percent of the Combined Company’s common stock;
●	each person expected to be a director of the Combined Company;
●	each person expected to be a named executive officer of the Combined Company; and
●	all of the Combined Company’s expected directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to the Combined Company’s securities. Under such rules, beneficial ownership includes any shares over which the individual or entity has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of July 31, 2025. Shares of the Combined Company’s common stock that an individual or entity has the right to acquire within 60 days of July 31, 2025 are deemed to be outstanding and beneficially owned by the individual or entity for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To Carisma’s and OrthoCellix’s knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

The table lists applicable percentage ownership based on 453,361,102 shares of common stock expected to be outstanding upon consummation of the Merger, after giving effect to the anticipated Concurrent Financing of $25.0 million (of which Ocugen has committed to purchase $5.0 million of shares of the Combined Company’s common stock) and prior to giving effect to the contemplated Carisma reverse stock split. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options. These stock options shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Combined Company’s common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Combined Company’s common stock expected to be owned by any other person.

Immediately after the Merger and the anticipated Concurrent Financing, Carisma securityholders as of immediately prior to the Merger are expected to own approximately 10.0% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), and Ocugen, the sole stockholder of OrthoCellix, along with the other investors in the anticipated Concurrent Financing are expected to own approximately 90.0% of the outstanding shares of the Combined Company (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, Carisma’s Net Cash as of the closing of the Merger being approximately $0 and the anticipated Concurrent Financing Amount of $25.0 million. Carisma management currently anticipates Carisma’s Net Cash as of the closing of the Merger will be approximately $0, and the currently estimated ownership percentages reflect this projection. There can be no assurances any of these assumptions will be accurate at the closing of the Merger when the final Exchange Ratio is determined. The table below assumes that, based on Carisma’s and OrthoCellix’s capitalization as of July 31, 2025, the Exchange Ratio is estimated to be equal to approximately 335,355.7827 shares of Carisma common stock for each share of OrthoCellix common stock, prior to giving effect to the contemplated Carisma reverse stock split. The final Exchange Ratio is subject to adjustment prior to Closing based upon Carisma’s Net Cash at the closing of the Merger.

Unless otherwise indicated, the address for each beneficial owner is c/o Ocugen, Inc., 11 Great Valley Parkway, Malvern, PA 19355.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES OUTSTANDING BENEFICIALLY OWNED
5.0% or Greater Stockholders
Ocugen, Inc.(1)	350,599,227	77.3%
Directors and Named Executive Officers
Steven Kelly(2)	1,698,473	*
Natalie McAndrew	—	—
David Anderson	—	—
Dennis Carey	—	—
Karthik Musunuri	—	—
Michael Shine, MBA	—	—
Sanjay Subramanian	—	—
All executive officers and directors as a group (7 persons)(3)	1,698,473	*
*	Less than one percent
(1)	Consists of 350,599,227 shares of the Combined Company’s common stock held by Ocugen, of which 335,355,783 shares are expected to be issued upon consummation the Merger and 15,243,444 shares are expected to be issued in connection with Ocugen’s $5.0 million investment in the anticipated Concurrent Financing, in each case, based on the assumptions set forth above.
(2)	Consists of 1,698,473 shares of the Combined Company’s common stock underlying options held by Mr. Kelly that are exercisable as of July 31, 2025 or will become exercisable within 60 days of such date.
(3)	Consists of shares listed in Note (2).

LEGAL MATTERS

Wilmer Cutler Pickering Hale and Dorr LLP will pass upon the validity of Carisma’s common stock offered by this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Carisma Therapeutics Inc. as of December 31, 2024 and 2023, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2024 consolidated financial statements contains an explanatory paragraph that states that Carisma Therapeutics Inc.’s losses and negative cash flows from operations since inception raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The combined financial statements of the NeoCart Business of Ocugen as of December 31, 2024 and 2023 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the NeoCart Business of Ocugen’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Carisma is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Carisma’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Carisma also makes available free of charge on or through its website at https://carismatx.com under the “For Investors” menu, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Carisma electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Carisma are inactive textual references. Information included on these websites is not incorporated by reference into and does not constitute a part of this proxy statement/prospectus.

Carisma has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Carisma’s common stock to be issued in the Merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Carisma and Carisma’s common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

Carisma has supplied all the information contained in this proxy statement/prospectus relating to Carisma, and OrthoCellix has supplied all information contained in this proxy statement/prospectus relating to OrthoCellix and to Ocugen.

If you are a Carisma stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger or the Proposals, including the procedures for voting your shares, you should contact Carisma’s proxy solicitor, MacKenzie Partners, Inc., at the following address and telephone number:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

800-322-2885

proxy@mackenziepartners.com

OTHER MATTERS

Stockholder Proposals

The Carisma Special Meeting will be held on               , 2025, which will be a special meeting in lieu of Carisma’s 2025 annual meeting of stockholders. The date of the Carisma Special Meeting will be changed by more than 30 days from the anniversary date of the 2024 annual meeting of stockholders. Prior to the Carisma Special Meeting, we will announce the date of such meeting and any dates specified below to the extent required by Rule 14a-5 under the Exchange Act. A stockholder who would like to have a proposal considered for inclusion in the proxy statement for the Carisma Special Meeting must submit the proposal in accordance with the procedures outlined in Rule 14a-8 of the Exchange Act so that it is received by us no later than a reasonable time before we begin to print and send our proxy statement for the Carisma Special Meeting.

A stockholder who would like to have a proposal considered for inclusion in our proxy statement for our 2026 annual meeting of stockholders must submit the proposal in accordance with the procedures outlined in Rule 14a-8 of the Exchange Act so that it is received by us no later than                    . However, if the date of the 2026 annual meeting of stockholders is changed by more than 30 days from the date of Carisma’s Special Meeting, then the deadline is a reasonable time before we begin to print and send our proxy statement for the 2026 annual meeting of stockholders.

SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to Carisma Therapeutics Inc., 3675 Market Street, Suite 401, Philadelphia, Pennsylvania 19104, Attention: Secretary.

If a stockholder wishes to propose a nomination of persons for election to our Board or present a proposal at the Carisma Special Meeting but does not wish to have the proposal considered for inclusion in our proxy statement and proxy card, our bylaws establish an advance notice procedure for such nominations and proposals. Stockholders at the Carisma Special Meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely notice in proper form to our corporate secretary of the stockholder’s intention to bring such business before the meeting. The required notice must be in writing and must otherwise meet the requirements set forth in our bylaws (including providing the information required by Rule 14a-19 under the Exchange Act).

The required notice for the Carisma Special Meeting must be in writing and received by our corporate secretary at our principal executive offices not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (x) the 90th day prior to such special meeting and (y) the tenth day following the day on which notice of the date of such special meeting was given or public disclosure of the date of such special meeting was made, whichever first occurs.

For proposals to be presented at our 2026 annual meeting of stockholders, the required notice must be in writing and received by our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the Carisma Special Meeting. However, in the event that the date of the 2026 annual meeting of stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the Carisma Special Meeting, a stockholder’s notice must instead be so received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which notice of the date of such annual meeting was given or public disclosure of the date of such annual meeting was made, whichever first occurs. For stockholder proposals to be brought before the 2026 annual meeting of stockholders, the required notice must be received by our corporate secretary at our principal executive offices no earlier than                          and no later than                          .

Any proposals, notices or information about proposed director candidates should be sent to:

Carisma Therapeutics Inc.

3675 Market Street, Suite 401

Philadelphia, Pennsylvania 19104

Attention: Corporate Secretary

Householding of Proxy Statement/Prospectus

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for special meeting materials with respect to two or more stockholders sharing the same address by delivering a single set of special meeting materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

In connection with the Carisma Special Meeting, some banks, brokers and other nominee record holders will be participating in the practice of “householding” proxy statements. This means that only one copy of this proxy statement/prospectus may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the proxy statement to you if you contact us at the following address or telephone number: Carisma Therapeutics Inc., 3675 Market Street, Suite 401, Philadelphia, Pennsylvania 19104, Attention: Corporate Secretary, telephone: (267) 491-6422. If you want to receive separate copies of the proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address or telephone number.

Carisma Therapeutics Inc.

NeoCart Business of Ocugen, Inc.

OrthoCellix, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Carisma Therapeutics Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Carisma Therapeutics Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ (deficit) equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 of the consolidated financial statements, the Company has incurred losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Philadelphia, Pennsylvania

March 31, 2025

CARISMA THERAPEUTICS INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$17,909	$77,605
Prepaid expenses and other assets	5,916	2,866
Total current assets	23,825	80,471
Property and equipment, net	4,385	6,764
Right of use assets – operating leases	2,040	2,173
Deferred financing costs	208	146
Total assets	$30,458	$89,554

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$2,081	$3,933
Accrued expenses	7,448	7,662
Deferred revenue	3,729	1,413
Operating lease liabilities	832	1,391
Finance lease liabilities	905	544
Other current liabilities	1,060	965
Total current liabilities	16,055	15,908
Deferred revenue	41,250	45,000
Operating lease liabilities	724	860
Finance lease liabilities	20	328
Other long-term liabilities	318	926
Total liabilities	58,367	63,022
Commitments and contingencies (Note 8)

Stockholders’ (deficit) equity:
Preferred stock $0.001 par value, 5,000,000 shares authorized, none issued or outstanding	—	—
Common stock $0.001 par value, 350,000,000 shares authorized, 41,750,109 and 40,609,915 shares issued and outstanding at December 31, 2024 and 2023, respectively	41	40
Additional paid-in capital	277,629	271,594
Accumulated deficit	(305,579)	(245,102)

Total stockholders’ (deficit) equity	(27,909)	26,532
Total liabilities and stockholders’ (deficit) equity	$30,458	$89,554

See accompanying notes to consolidated financial statements.

CARISMA THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

	Years Ended
	December 31,
	2024	2023
Collaboration revenues	$19,632	$14,919
Operating expenses:
Research and development	59,673	74,125
General and administrative	22,138	29,525
Total operating expenses	81,811	103,650
Operating loss	(62,179)	(88,731)
Change in fair value of derivative liability	—	(84)
Interest income, net	1,702	1,936
Net loss	$(60,477)	$(86,879)

Share information:
Net loss per share of common stock, basic and diluted	$(1.46)	$(2.59)
Weighted-average shares of common stock outstanding, basic and diluted	41,456,210	33,524,197
Comprehensive loss
Net loss	$(60,477)	$(86,879)
Unrealized gain on marketable securities	—	440
Less: reclassification to net loss of previous unrealized gain on marketable securities	—	(399)
Comprehensive loss	$(60,477)	$(86,838)

See accompanying notes to consolidated financial statements.

CARISMA THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

(in thousands, except share data)

	Convertible preferred stock		Stockholders’ (Deficit) Equity
						Accumulated
					Additional	other
			Common stock		paid-in	comprehensive	Accumulated	Noncontrolling
	Shares	Amount	Shares	Amount	capital	loss	deficit	interests	Total
Balance, December 31, 2022	8,700,885	$107,808	2,217,737	$2	$1,197	$(41)	$(158,223)	$14,395	$(142,670)
Exercise of stock options	—	—	128,716	—	187	—	—	—	187
Stock-based compensation	—	—	—	—	2,316	—	—	—	2,316
Unrealized gain on marketable securities	—	—	—	—	—	440	—	—	440
Reclassification to net loss of previous unrealized gain on marketable securities	—	—	—	—	—	(399)	—	—	(399)
Issuance of common stock for cash in pre-closing financing	—	—	3,730,608	4	30,636	—	—	—	30,640
Issuance of common stock upon settlement of convertible promissory note, accrued interest, and related derivative liability	—	—	5,059,338	5	42,442	—	—	—	42,447
Issuance of common stock to Sesen Bio shareholders in reverse capitalization	—	—	10,374,272	10	72,034	—	—		72,044
Conversion of convertible preferred stock and non-controlling interests to common stock	(8,700,885)	(107,808)	18,872,711	19	122,185	—	—	(14,395)	107,809
Sale of common stock under Open Market Sales Agreement, net of issuance costs	—	—	226,533	—	597	—	—	—	597
Net loss	—	—	—	—	—	—	(86,879)	—	(86,879)
Balance, December 31, 2023	—	—	40,609,915	40	271,594	—	(245,102)	—	26,532
Exercise of stock options	—	—	3,810	—	4	—	—	—	4
Stock-based compensation	—	—	—	—	3,649	—	—	—	3,649
Sale of common stock under Open Market Sales Agreement, net of issuance costs	—	—	1,136,384	1	2,382	—	—	—	2,383
Net loss	—	—	—	—	—	—	(60,477)	—	(60,477)
Balance, December 31, 2024	—	$—	41,750,109	$41	$277,629	$—	$(305,579)	$—	$(27,909)

See accompanying notes to consolidated financial statements.

CARISMA THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended
	December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(60,477)	$(86,879)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	3,354	2,837
Loss on disposal of property and equipment	—	159
Stock-based compensation expense	3,649	2,316
Reduction in the operating right of use assets	4,963	5,428
Amortization of debt discount	—	1,283
Change in fair value of derivative liability	—	84
Accretion on marketable securities	—	(709)
Write-off of property and equipment	362	—
Realized gain on marketable securities	—	(399)
Non-cash interest expense	217	139
Loss on sale of equipment	49	—
Gain on sale of sale-leaseback	(82)	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(3,120)	1,046
Accounts payable	(1,852)	2,191
Accrued expenses	(213)	(2,899)
Deferred revenue	(1,434)	(1,046)
Operating lease liabilities	(5,525)	(4,941)
Other long term liabilities	192	213
Net cash used in operating activities	(59,917)	(81,177)
Cash flows from investing activities:
Purchase of marketable securities	—	(34,460)
Proceeds from the sale of marketable securities	—	108,000
Purchases of property and equipment	(123)	(1,132)
Net cash (used in) provided by investing activities	(123)	72,408
Cash flows from financing activities:
Cash, cash equivalents and restricted cash acquired in connection with the reverse recapitalization	—	37,903
Payment of reverse recapitalization finance costs	—	(5,814)
Proceeds from the issuance of common stock in pre-closing financing	—	30,640
Payment of principal related to finance lease liabilities	(1,429)	(1,301)
Proceeds from failed sale-leaseback arrangement	686	1,183
Payment of finance liability from failed sale-leaseback arrangements	(1,309)	(1,069)
Payment of deferred financing costs	—	(146)
Proceeds from the exercise of stock options	4	187
Sale of common stock under Open Market Sales Agreement, net of issuance costs	2,392	597
Net cash provided by financing activities	344	62,180
Net (decrease) increase in cash and cash equivalents	(59,696)	53,411
Cash and cash equivalents at beginning of the year	77,605	24,194
Cash and cash equivalents at end of the year	$17,909	$77,605
Supplemental disclosures of cash flow information:
Cash paid for interest	$192	$352
Supplemental disclosure of non-cash financing and investing activities:
Conversion of convertible preferred stock and non-controlling interests upon Merger	$—	$122,204
Conversion of convertible promissory note, accrued interest and derivative liability upon Merger	$—	$42,447
Unrealized gain on marketable securities	$—	$41
Reclassification of deferred financing costs to additional paid-in-capital	$9	$—
Right-of-use assets obtained in exchange for new financing lease liabilities	$1,660	$—
Right-of-use assets obtained in exchange for new operating lease liabilities	$6,411	$2,779
Modification of operating lease right-of-use asset and operating lease liabilities	$(1,581)	$—
Disposal of property and equipment in exchange for reduction in financing lease liability	$396	$—

See accompanying notes to consolidated financial statements.

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)Background

Overview

Carisma Therapeutics Inc., a Delaware corporation (collectively with its subsidiaries, the Company), biotechnology company focused on applying its industry leading expertise in macrophage engineering to develop transformative therapies to treat serious diseases including liver fibrosis and cancer.

In March and December 2024, the Company and its board of directors approved revised operating plans to reduce monthly operating expenses, conserve cash, and refocus its efforts on strategic priorities. As part of these plans, in March 2024 the Company elected to cease further development of its first lead product candidate, CT-0508. In December 2024 as part of the plan, the Company elected to cease further development of its then lead product candidate, CT-0525, following an assessment of the competitive landscape in anti-HER2 treatments and the impact of recently approved therapies on HER2 antigen loss/downregulation, and the effects on the future development strategy of any anti-HER2 product.

As part of its cost-reduction initiatives in 2024, the Company implemented workforce reductions during 2024, resulting in the termination of 62 full-time employees (representing approximately 58.0% of the Company’s total workforce), across research and development and general and administrative functions. The workforce reduction resulted in $4.1 million of severance related costs, of which $2.0 million and $2.1 million are included within general and administrative and research and development expense, respectively, in the accompanying consolidated statement of operations and comprehensive loss. As of December 31, 2024, $2.7 million in severance costs were accrued in the accompanying consolidated balance sheets. The Company may also incur other charges or cash expenditures not currently contemplated due to events that may occur as a result of, or associated with, the 2024 reduction in workforce.

On October 10, 2024, the Company received written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (Nasdaq) notifying the Company that our common stock was not in compliance with Nasdaq Listing Rule 5450(b)(2)(A), or the MVLS Requirement, which requires the Company to maintain a minimum market value of listed securities of $50,000,000. The Company has 180 calendar days, or until April 8, 2025, to regain compliance with the MVLS Requirement.

On January 6, 2025, the Company received a separate written notice from Nasdaq notifying the Company that, based upon the closing bid price of its common stock for the last 38 consecutive business days, the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1) (the Bid Price Rule), which requires the Company to maintain a minimum bid price of $1.00 per share. The Company has 180 calendar days, or until July 7, 2025, to regain compliance with the Bid Price Rule.

(2)Development-Stage Risks and Liquidity

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit of $305.6 million as of December 31, 2024. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales from its product candidates currently in development. As of December 31, 2024, the Company had cash and cash equivalents of $17.9 million. Based on current projections, the Company believes that it does not have sufficient cash and cash equivalents to support its operations for more than one year following the date that these financial statements are issued. As a result of these conditions, substantial doubt exists about the Company’s ability to continue as a going concern. In addition, changing circumstances could cause the Company to consume capital significantly faster than currently anticipated, and the Company may need to spend more than currently expected because of circumstances beyond its control. The Company’s cash forecast contains estimates and assumptions, and management cannot predict the timing of all cash receipts and expenditures with certainty. The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liability that might result from the outcome of this uncertainty.

Management is currently evaluating different strategies to maximize value and prepare to wind down the Company’s business. Potential strategic alternatives to be explored and evaluated may include, among other transactions, the sale, license, monetization or divestiture of one or more of the Company’s assets or technologies, a strategic collaboration or partnership with one or more parties or

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the merger or sale of the Company. There is no assurance regarding when or if this strategic review process will result in any type of transaction.

The Company is subject to those risks associated with any specialty biotechnology company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees and consultants.

(3)Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). Any references in these notes to applicable guidance is meant to refer to GAAP as found in Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) promulgated by the Financial Accounting Standards Board (FASB).

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Estimates and assumptions are periodically reviewed, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Significant areas that require management’s estimates include estimated research and development revenue, stock-based compensation assumptions, the estimated useful lives of property and equipment, and accrued research and development expenses.

Fair Value of Financial Instruments

Management believes that the carrying amounts of the Company’s financial instruments, including cash equivalents and accounts payable, approximate fair value due to the short-term nature of those instruments.

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following fair value hierarchy table presents information about the Company’s assets measured at fair value on a recurring basis:

	Fair value measurement at reporting date using
(in thousands)	(Level 1)	(Level 2)	(Level 3)
December 31, 2024
Assets:
Cash equivalents – money markets accounts	$14,887	$—	$—
December 31, 2023
Assets:
Cash equivalents – money markets accounts	$62,999	$—	$—

During the years ended December 31, 2024 and 2023, there were no transfers between Level 1, Level 2 and Level 3.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (ASC 606). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

The Company enters into collaboration and licensing agreements with strategic partners, which are within the scope of ASC 606, under which it may exclusively license rights to research, develop, manufacture, and commercialize its product candidates to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: (1) non-refundable, upfront license fees (2) reimbursement of certain costs; (3) customer option fees for additional goods or services; (4) development milestone payments, (5) regulatory and commercial milestone payments; and (6) royalties on net sales of licensed products.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. As part of the accounting for these arrangements, the Company must use its judgment to determine: (a) the number of performance obligations based on the determination under step (i) above; (b) the transaction price under step (iii) above; (c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above; and (d) the contract term and pattern of satisfaction of the performance obligations under step (v) above. The Company uses judgment to determine whether milestones or other variable consideration, except for royalties, should be included in the transaction price as described further below. The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied.

Upfront license fees

If the license to the Company’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other promises, the Company considers factors such as the research, manufacturing, and commercialization capabilities of the customer; the retention of any key rights by the Company; and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the customer can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, the Company exercises judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Customer options

The Company evaluates the customer options for material rights or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. The Company allocates the transaction price to material rights based on the relative standalone selling price, which is determined based on the identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised. If an option is not exercised and the research and development target is terminated, the Company will accelerate and recognize all remaining revenue related to the material right performance obligation.

Research and development services

The promises under the Company’s collaboration agreements may include research and development services to be performed by the Company for or on behalf of the customer. Payments or reimbursements resulting from the Company’s research and development efforts are recognized as the services are performed and presented on a gross basis because the Company is the principal for such efforts. Reimbursements from and payments to the customer that are the result of a collaborative relationship with the customer, instead of a customer relationship, such as co-development activities, are recorded as a reduction to research and development expense.

Milestone payments

At the inception of each arrangement that includes development milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash and cash equivalents.

Segment information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (CODM), or decision-making group, in deciding how to allocate resources in assessing performance. The Company has one operating segment. The Company’s CODM is the chief executive officer. The Company’s CODM manages the Company’s operations on a consolidated basis for the purpose of allocating resources.

The accounting policies of its segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for its segment based on net loss, which is reported on the consolidated statements of operations and comprehensive loss. The measure of segment assets is reported on the balance sheet as total assets. The CODM uses cash forecast models in deciding how to invest into the segment. The CODM analyzes the Company’s net loss and monitors budget versus actual results to assess the performance of the Company.

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below summarizes the significant expense categories regularly reviewed by the CODM for the years ended December 31, 2024 and 2023:

	Years Ended
	December 31,
	2024	2023
Collaboration revenues	$19,632	$14,919
Less:
Research and development, excluding facilities, personnel, depreciation and amortization expenses	33,147	45,905
General and administrative, excluding facilities and personnel expenses, depreciation and amortization expenses	14,829	19,118
Facilities expense	5,917	7,671
Personnel expense	24,564	27,324
Depreciation, amortization and interest on finance and sale-leaseback lease liabilities	3,894	3,984
Other segment items(a)	(2,242)	(2,204)
Net loss	$(60,477)	$(86,879)
(a)	Other segment items include changes in warrant liability and interest income.

Cash and Cash Equivalents

The Company considers all highly-liquid investments that have maturities of three months or less when acquired to be cash equivalents. As of December 31, 2024 and 2023, cash equivalents consisted of investments in a money market account.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets ranging from two to five years. Leasehold improvements are amortized over the shorter of the life of the lease or the estimated useful life of the assets. Lab equipment that are classified as finance leases are amortized over the lease term.

Long-lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events indicate a triggering event occurred, the recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

The Company did not recognize any impairment of long-lived assets during the years ended December 31, 2024 or 2023.

Deferred Financing Costs

The Company capitalizes costs that are directly associated with in-process equity financings until such financings are consummated, at which time such costs are recorded against the gross proceeds from the applicable financing. If a financing is abandoned, deferred financing costs are expensed immediately.

Leases

The Company determines whether an arrangement is or contains a lease, its classification, and its term at the lease commencement date. Leases with a term greater than one year will be recognized on the balance sheet as right-of-use (ROU) assets,

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

current lease liabilities, and if applicable, long-term lease liabilities. The Company includes renewal options to extend the lease term where it is reasonably certain that it will exercise these options. Lease liabilities and the corresponding ROU assets are recorded based on the present values of lease payments over the lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes the appropriate incremental borrowing rates, which are the rates that would be incurred to borrow on a collateralized basis, over similar terms, amounts equal to the lease payments in a similar economic environment. Payments for non-lease components or that are variable in nature that do not depend on a rate or index are not included in the lease liability and are typically expensed as incurred. If significant events, changes in circumstances, or other events indicate that the lease term or other inputs have changed, the Company would reassess lease classification, remeasure the lease liability using revised inputs as of the reassessment date, and adjust the ROU assets. Lease expense is recognized on a straight-line basis over the expected lease term for operating classified leases.

Research and Development Costs

Research and development costs are charged to expense as incurred. Up-front and milestone payments made to third parties who perform research and development services on the Company’s behalf are expensed as services are rendered.

Stock-Based Compensation

The Company measures stock-based awards, including stock options, at their grant-date fair value and records compensation expense over the requisite service period, which is the vesting period of the awards. The Company accounts for forfeitures as they occur.

Estimating the fair value of stock options requires the use of subjective assumptions, including the fair value of the Company’s common stock prior to the Merger (as defined in Note 4), and, for stock options, the expected term of the option and expected stock price volatility. The Company uses the Black-Scholes option-pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock options represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Prior to the Merger (as defined in Note 4), the fair value of the Company’s common stock was estimated by the Company’s board of directors, with input by management considering the Company’s most recently available third-party valuation of the Company’s common stock. The expected term of stock options for employees is estimated using the simplified method, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is the midpoint between the vesting date and the contractual term of the option. The contractual term is used as the expected term for stock options granted to nonemployees. For stock price volatility, the Company uses comparable public companies as a basis for the expected volatility to calculate the fair value of option grants. The risk-free rate is based on the U.S. Treasury yield curve commensurate with the expected term of the option. The expected dividend yield is zero given the Company does not expect to pay dividends for the foreseeable future.

Income taxes

Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities, and the expected benefits of net operating loss and income tax credit carryforwards. The impact of changes in tax rates and laws on deferred taxes, if any, applied during the period in which temporary differences are expected to be settled, is reflected in the Company’s consolidated financial statements in the period of enactment. The measurement of deferred tax assets is reduced, if necessary, if, based on weight of the evidence, it is more likely than not that some, or all, of the deferred tax assets will not be realized. As of December 31, 2024 and 2023, the Company has concluded that a full valuation allowance is necessary for all of its net deferred tax assets. The Company had no amounts recorded for uncertain tax positions, interest, or penalties in the accompanying consolidated financial statements. Although there are no unrecognized income tax benefits, when applicable, the Company’s policy is to report interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net loss per share

Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. Diluted net loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as convertible preferred stock and stock options, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, potentially dilutive securities are not included in the calculation as their impact is anti-dilutive.

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	December 31,
	2024	2023
Stock options	7,746,991	6,023,370

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires disclosure of incremental segment information on an annual and interim basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 on a retrospective basis. The Company incorporated the improved segment disclosures in the summary of significant accounting policies, herein.

Recently issued but not yet adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which expands the disclosures required for income taxes. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment should be applied on a prospective basis while retrospective application is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. The guidance in this ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its consolidated financial statements and disclosures.

(4)Merger with Sesen Bio

On March 7, 2023, the Company (formerly publicly-held Sesen Bio, Inc.) consummated a merger with CTx Operations, Inc. (formerly privately-held CARISMA Therapeutics Inc.) (Legacy Carisma) pursuant to an Agreement and Plan of Merger and Reorganization, as amended (the Merger Agreement), by and among the Company, Legacy Carisma and Seahawk Merger Sub, Inc. (Merger Sub), a Delaware corporation and wholly-owned subsidiary of the Company. The Merger Agreement provided for the merger of Merger Sub with and into Legacy Carisma, with Legacy Carisma continuing as a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the Merger). The Merger was accounted for as a reverse recapitalization under GAAP because the primary assets of Sesen Bio were cash, cash equivalents and marketable securities. For financial reporting purposes Legacy Carisma was determined to be the accounting acquirer based upon the terms of the Merger and other factors, including: (i) Legacy Carisma stockholders own approximately 74.2% of the Combined Company, (ii) Legacy Carisma holds the majority (six of seven) of board seats of the Combined Company and (iii) Legacy Carisma management holds all key positions of management. Accordingly, the Merger was treated as the equivalent of Legacy Carisma issuing stock to acquire the net assets of Sesen Bio. As a result of the Merger, the net assets of Sesen Bio were recorded at their acquisition-date fair value in the consolidated financial statements and the

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

reported operating results prior to the Merger are those of Legacy Carisma. Immediately after the Merger, there were 40,254,666 shares of the Company’s common stock outstanding.

The following table shows the net assets acquired in the Merger (in thousands):

March 7, 2023
Cash and cash equivalents	$37,873
Marketable securities	44,588
Prepaid expenses and other assets	1,316
Restricted cash	30
Accounts payable and accrued expenses	(3,499)
Total net assets acquired	80,308
Less: Transaction costs	(8,264)
Total net assets acquired less transaction costs	$72,044

Subsequent to March 7, 2023, the Company paid $4.6 million of severance and personnel costs related to Sesen Bio.

(5)Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of the following (in thousands):

	December 31,
	2024	2023
Research and development	$1,715	$278
Collaboration receivable	2,864	—
Insurance	340	402
Deposits	925	891
Other	72	1,295
	$5,916	$2,866

(6)Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2024	2023
Computer software	$508	$903
Lab equipment(1)	11,157	11,392
Office furniture	267	267
Leasehold improvements	340	340
Construction in progress	—	13
	12,272	12,915
Less: accumulated depreciation and amortization(2)	(7,887)	(6,151)
	$4,385	$6,764
(1)	Lab equipment includes failed sale lease-back assets of $3.4 million as of December 31, 2024 and 2023. Lab equipment includes finance lease ROU assets of $3.2 million and $2.9 million, respectively, as of December 31, 2024 and 2023.
(2)	The accumulated amortization balance includes $1.5 million and $0.9 million, respectively, related to failed sale-leaseback assets as of December 31, 2024 and 2023. The accumulated amortization balance includes $2.3 million and $1.7 million, respectively, related to finance lease ROU assets as of December 31, 2024 and 2023.

Depreciation and amortization expense was $3.4 million and $2.8 million for the years ended December 31, 2024 and 2023, respectively.

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7)Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,
	2024	2023
Research and development	$1,845	$3,131
Professional fees	537	1,366
Compensation and related expenses	4,879	3,100
Other	187	65
	$7,448	$7,662

(8)Commitments and Contingencies

Leases

The Company has operating leases for its laboratory and office space in Philadelphia, Pennsylvania. The Company’s operating leases have term end dates ranging from 2025 to 2029. The Company also has obligations under an arrangement for the use of certain laboratory equipment that are classified as finance leases that commenced in 2022 and have end dates ranging from 2025 to 2026. Effective February 2024, the Company renewed an existing operating lease with an end date through 2026. In April 2024, in connection with the revised operating plan, the Company notified the lessor that it would terminate the lease effective August 2024. In July 2024, the Company entered into an amendment extending the termination date of the lease to June 2025 with an option to extend to December 2025. The Company did not incur any penalties or fees in connection with the termination.

In September 2024, the Company modified existing finance leases and failed sale-leaseback arrangements by assigning the rights and obligations of certain underlying assets to an unrelated third party. The modifications resulted in a reduction of its finance lease ROU assets and related lease liability of $0.4 million. In addition, the Company recorded a reduction of its failed sale-leaseback liability and gain on the sale of the corresponding assets of $0.1 million.

The Company’s operating and finance lease ROU assets and the related lease liabilities are initially measured at the present value of future lease payments over the lease term. The Company is responsible for payment of certain real estate taxes, insurance and other expenses on certain of its leases. These amounts are generally considered to be variable and are not included in the measurement of the ROU assets and lease liability. The Company accounts for non-lease components, such as maintenance, separately from lease components.

The Company carries laboratory equipment from failed sale-leasebacks, as property and equipment, net on the accompanying consolidated balance sheets. The ongoing lease payments are recorded as reductions to the finance liability and interest expense. As of December 31, 2024, the Company had a $1.4 million financing liability recorded in other current liabilities and other long-term liabilities on the consolidated balance sheets.

The elements of the lease costs were as follows (in thousands):

	Years Ended December 31,
	2024	2023
Operating lease cost	$5,245	$5,774
Finance lease cost:
Amortization of lease assets	1,584	1,187
Interest on lease liabilities	217	139
Total finance lease cost	1,801	1,326
Variable lease cost	1,071	1,733
Short term lease cost	671	—
Total lease cost	$8,788	$8,833

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lease term and discount rate information related to leases was as follows:

	December 31,
	2024	2023
Weighted-average remaining lease term (in years)
Operating leases	2.7	2.6
Finance leases	0.8	1.5
Weighted-average discount rate
Operating leases	9.9%	9.8%
Finance leases	9.0%	9.0%

Supplemental cash flow information was as follows (in thousands):

	Years Ended
	December 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash used in operating leases	$5,807	$5,764
Operating cash used in finance leases	$217	$139
Financing cash used in finance leases	$1,429	$1,301

Future maturities of lease liabilities were as follows as of December 31, 2024 (in thousands):

	Operating	Finance
	Leases	Leases
Fiscal year ending:
2025	$927	$942
2026	225	21
2027	233	—
2028	240	—
2029	184	—
Thereafter	—	—
Total future minimum payments	1,809	963
Less imputed interest	(253)	(38)
Present value of lease liabilities	$1,556	$925

Licensing and Sponsored Research Agreements

Under a license agreement with The Trustees of the University of Pennsylvania (Penn), entered into in November 2017 (Penn License Agreement), the Company is required to make annual payments of $25,000. Penn is eligible to receive up to $10.9 million per product in development upon the achievement of certain clinical, regulatory and commercial milestone events. There are additional milestone payments required to be paid of up to $30.0 million per product in commercial milestones and up to an additional $1.7 million in development and regulatory milestone payments for the first CAR-M product directed to mesothelin. Additionally, the Company is obligated to pay Penn single-digit royalties based on its net sales.

In March 2023, the Company entered into a manufacturing and supply agreement with Novartis Pharmaceuticals Corporation (Novartis) for the manufacturing of the Company’s CT-0508 product candidate (Novartis Agreement). The Novartis Agreement had a five year term. On June 26, 2024, in furtherance of its revised operating plan approved in late March 2024, the Company terminated the Novartis Agreement. Upon termination, the Company incurred a termination fee equal to $4.0 million, which was paid in the third quarter of 2024. A prepaid asset was recorded as the Company separately agreed with Novartis that if Novartis and the Company re-negotiate the agreement for a substitute product on or before December 31, 2024, then the $4.0 million termination fee would be credited in full or in part against any amounts due from the Company to Novartis under such agreement relating to the substitute product. The Company did not re-negotiate the agreement and expensed the $4.0 million prepaid asset in the fourth quarter of 2024 to research and development in the consolidated statements of operations and comprehensive loss.

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. As of December 31, 2024, the Company was in negotiations with a vendor to determine the total costs owed for research and development services provided. While the negotiations are ongoing, the Company believes a liability is probable. The Company has estimated the amount to be owed to be $1.2 million which is included within accrued expenses on the accompanying consolidated balance sheets. The final amount owed may differ from the estimate as negotiations progress. The Company will continue to evaluate the matter and will adjust the liability as necessary based on any new information or agreements reached with the vendor.

(9)	Stockholders’ (Deficit) Equity

On March 7, 2023, in connection with the closing of the Merger, the following is reflected on the consolidated statements of convertible preferred stock and stockholders’ (deficit) equity for the year ended December 31, 2023: (i) the sale of 3,730,608 shares of common stock in a pre-closing funding at $8.21 per share for total proceeds of $30.6 million, (ii) the issuance of 5,059,338 shares of common stock upon the settlement of the Company’s $35.0 million convertible promissory note, accrued interest and related derivative liability, (iii) the conversion of convertible preferred stock and exchangeable shares previously presented as noncontrolling interests into 18,872,711 shares of common stock, (iv) the issuance of 10,374,272 shares of common stock to Sesen Bio stockholders as consideration for the Merger.

On April 17, 2023, the Company filed a universal shelf registration statement on Form S-3, which was declared effective on May 2, 2023 (Registration Statement). Under the Registration Statement, the Company may offer and sell up to $300.0 million of a variety of securities, including debt securities, common stock, preferred stock, depositary shares, subscription rights, warrants and units from time to time in one or more offerings at prices and on terms to be determined at the time of the offering. On May 12, 2023, the Company entered into an Amended and Restated Open Market Sale AgreementSM (Sale Agreement) with Jefferies LLC, as sales agent, pursuant to which the Company may offer and sell shares of common stock with an aggregate offering price of up to $100.0 million under an “at-the-market” offering program. During the years ended December 31, 2024 and 2023, the Company sold 1,136,384 and 226,533 shares of common stock, respectively, for gross proceeds of $2.4 million and $0.6 million, respectively.

On June 6, 2023, the Company’s stockholders approved an amendment to the Company’s Restated Certificate of Incorporation to increase the number of authorized shares of the Company’s common stock, $0.001 par value, from 100,000,000 shares to 350,000,000 shares and authorized 5,000,000 shares of preferred stock, $0.001 par value.

(10)	Stock-based Compensation

2017 Stock Incentive Plan

The Company adopted the CARISMA Therapeutics Inc. 2017 Stock Incentive Plan, as amended (the Legacy Carisma Plan), that provided for the grant of incentive stock options to employees, directors, and consultants. The maximum term of options granted under the Legacy Carisma Plan was ten years, and stock options typically vested over a four-year period. The Company’s stock options vest based on the terms in the awards agreements and generally vest over four years. Upon completion of the Merger, the Company assumed the Legacy Carisma Plan and the outstanding and unexercised options issued thereunder, and ceased granting awards under the Legacy Carisma Plan.

2014 Stock Incentive Plan

The Amended and Restated 2014 Stock Incentive Plan, as amended, provides for the grant of incentive and non-qualified stock options, restricted stock awards and restricted stock units, stock appreciation rights and other stock-based awards to the Company’s employees, officers, directors, consultants, and advisors, with amounts and terms of grants determined by the Company’s board of directors at the time of grant. Stock options outstanding under the 2014 Amended and Restated Stock Incentive Plan (the 2014 Plan) generally vest over a four-year period and are exercisable for a period of ten years from the date of grant. As of December 31, 2024, approximately 4.8 million shares of common stock remained available for issuance.

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2014 Employee Stock Purchase Plan

The Carisma Therapeutics Inc. 2014 Employee Stock Purchase Plan (the Carisma 2014 ESPP) provides employees with the opportunity to purchase shares of common stock at a 15% discount to the market price through payroll deductions or lump sum cash investments. The purpose of the Carisma 2014 ESPP is to enhance employee interest in the success and progress of the Company by encouraging employee ownership of common stock. The Carisma 2014 ESPP had 0.2 million shares of common stock available for issuance as of December 31, 2024.

The following table summarizes stock option activity:

			Weighted
		Weighted	average	Aggregate
		average	remaining	Intrinsic
		exercise	contractual	Value (in
	Options	price	term (years)	thousands)
Outstanding as of December 31, 2023	6,023,370	$3.94
Exercised	(3,810)	0.99		$4
Granted	3,805,465	1.76
Forfeited	(2,078,034)	4.17
Outstanding as of December 31, 2024	7,746,991	$2.81	7.5	$59
Exercisable as of December 31, 2024	4,414,750	$2.44	6.4	$59

The weighted-average grant-date per share fair values of options granted during the years ended December 31, 2024 and 2023 were $1.36 and $4.29, respectively. The fair values in the years ended December 31, 2024 and 2023 were estimated using the Black-Scholes option-pricing model based on the following assumptions:

	Years Ended December 31,
	2024		2023
Risk-free interest rate	3.77% – 4.59%		2.92% – 4.76%
Expected term	6	years	6	years
Expected volatility	86.55% – 112.12%		57.77% – 103.00%
Expected dividend yield	—		—

Stock-Based Compensation Expense

The Company recorded stock-based compensation expense in the following expense categories in the accompanying consolidated statements of operations:

	Years Ended December 31,
	2024	2023
Research and development	$1,116	$1,242
General and administrative	2,533	1,074
	$3,649	$2,316

In connection with the reductions in force, 1,898,297 options were forfeited during the year ended December 31, 2024. The Company recognized stock-based compensation expense of $0.2 million related to the modification of Sesen Bio options assumed in connection with the Merger during the year ended December 31, 2023. Compensation cost for awards not vested as of December 31, 2024 was $7.2 million and will be expensed over a weighted-average period of 2.5 years.

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11)Income Taxes

A reconciliation of income tax benefit at the statutory federal income tax rate and income taxes as reflected in the consolidated financial statements is as follows:

	Years Ended December 31,
	2024	2023
Federal tax benefit at statutory rate	(21.0)%	(21.0)%
State and local tax, net of federal benefit	(8.0)	(8.5)
State and local tax rate change	3.1	1.6
Permanent differences	0.1	0.4
Research and development	(5.8)	(0.9)
Change in valuation allowance	33.0	28.4
Other	(1.4)	—
Total provision	—%	—%

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which differences are expected to reverse.

Significant components of the Company’s deferred tax assets for federal income taxes consisted of the following (in thousands):

	December 31,
	2024	2023
Deferred tax assets
Net operating losses	$87,742	$72,689
Capitalized research and development costs, net of amortization	35,608	33,778
Research and development credits	13,269	9,746
Start-up costs	4,051	4,407
Deferred revenue	12,182	13,353
Lease liability	733	668
Accrued compensation	405	—
Amortizable assets and other	27	21
Equity compensation	1,115	87
Gross deferred tax assets	155,132	134,749
Valuation allowance	(153,855)	(133,580)
Deferred tax assets, net of valuation allowance	1,277	1,169
Deferred tax liabilities
Right of use asset	(848)	(645)
Depreciation	(429)	(524)
Deferred tax liabilities	(1,277)	(1,169)
Net deferred tax assets and liabilities	$—	$—

As of December 31, 2024, the Company has net operating loss carryforwards (NOLs) for federal income tax purposes of $374.7 million, which are available to offset future federal taxable income. The pre-2018 federal NOLs of $120.0 million will begin to expire in 2031, if not utilized. The post-2017 federal NOLs of $254.7 million carry forward indefinitely. The Company also has NOLs for state and local income tax purposes of $280.3 million and $65.1 million, respectively that are available to offset future taxable income. The state NOLs will begin to expire in 2031 while the city of Philadelphia NOLs begin to expire in 2042. As of December 31, 2024, the Company also had federal and state research and development tax credit carryforwards of $12.6 million and $0.8 million that will begin to expire in 2029 and 2032, respectively, unless previously utilized.

In assessing the need for a valuation allowance, management must determine that there will be sufficient taxable income to allow for the realization of deferred tax assets. Based upon the historical and anticipated future losses, management has determined that the deferred tax assets do not meet the more-likely-than-not threshold for realizability. Accordingly, a full valuation allowance has been

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

recorded against the Company’s net deferred tax assets as of December 31, 2024. The valuation allowance increased by $20.3 million and $84.5 million during the years ended December 31, 2024 and 2023, respectively.

The NOLs and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50 percent, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not done an analysis to determine whether or not ownership changes have occurred since inception. Certain state NOLs may also be limited, including Pennsylvania, which limits net operating loss utilization as a percentage of apportioned taxable income.

The Company will recognize interest and penalties related to uncertain tax positions as a component of income tax expense/(benefit). As of December 31, 2024, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s financial statements. Tax years from 2021 and after remain subject to examination by all of the taxing jurisdictions. The NOLs and research credit carryforwards remain subject to review until utilized.

(12)Related-Party Transactions

The Company has a collaboration and license agreement with Moderna, a significant shareholder (Note 13).

(13)Moderna Collaboration and License Agreement

In January 2022, the Company entered into the Moderna License Agreement, which provides for a broad strategic collaboration to discover, develop and commercialize in vivo engineered CAR-M therapeutics in oncology. Moderna has the right to designate up to twelve research targets as development targets under this collaboration. While the collaboration was initially limited to oncology, in September 2024, the companies agreed to expand the collaboration to discover, develop and commercialize in vivo engineered CAR-M therapeutics in specific autoimmune diseases. As a result, Moderna nominated two autoimmune research targets. As of February 2025, in connection with Moderna’s nomination of all 12 oncology research targets (Note 14), the Company will not be conducting any additional research activities under the collaboration agreement and will not be receiving any further payments from Moderna for research and development services under the collaboration agreement.

Subsequent to the nomination of a research target, Moderna may designate the research target as a development target. Upon Moderna’s designation of a development target (and payment of a related development target designation milestone) for commencement of pre-clinical development of a product candidate, the Company will grant Moderna an exclusive worldwide, sublicensable royalty bearing license to develop, manufacture and commercialize the product candidate.

Under the terms of the Moderna License Agreement, Moderna made an upfront non-refundable payment of $45.0 million to the Company. Assuming Moderna develops and commercializes 12 products, each directed to a different development target, the Company is eligible to receive up to between $247.0 million and $253.0 million per product in development target designation, development, regulatory and commercial milestone payments. Moderna also reimbursed the Company for all costs incurred by the Company in connection with its research and development activities under the Moderna License Agreement plus a reasonable margin for the respective services performed (with a minimum commitment to reimburse $10.0 million in research and development costs over the first three years from execution of the Moderna License Agreement). The Company is also eligible to receive tiered mid-to-high single digit royalties of net sales of any products that are commercialized under the agreement, which may be, subject to reductions. In addition, Moderna has agreed to cover the cost the Company incurs for certain milestone payments and royalties that the Company owes as a licensor under one of its intellectual property in-license agreements with Penn, which is sublicensed to Moderna under the Moderna License Agreement. Moderna may deduct these royalties in part from any royalties owed to the Company. The Moderna License Agreement terminates on a product-by-product basis upon the latest of expiration of the applicable product patents, expiration of regulatory exclusivity and the tenth anniversary of first commercial sale, unless terminated earlier by the Company or Moderna.

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At commencement, the Company identified several potential performance obligations within the Moderna License Agreement, including research and development services on research targets, option rights held by Moderna, a non-exclusive royalty-free license to use the Company’s intellectual property to conduct research and development activities and participation on the joint steering committee (JSC). The Company determined that there were 2 performance obligations comprised of (i) research and development services and (ii) option rights.

For the research and development services, the stand-alone selling price was determined considering the expected passthrough costs and cost of the research and development services and a reasonable margin for the respective services. The material rights from the option rights were valued based on the estimated discount at which the option is priced and the Company’s estimated probability of the options’ exercise as of the time of the agreement. The transaction price allocated to research and development services is recognized as collaboration revenues as the research and development services are provided to satisfy the underlying obligation related to the research and development target. The transfer of control occurs over this period and, in management’s judgment, is the best measure of progress towards satisfying the performance obligation.

The transaction price of $45.0 million allocated to the options rights, which are considered material rights, will be recognized in the period that Moderna exercises or determines not to exercise its option right to license and commercialize the designated development target.

In June 2024, the Company received notice from Moderna that Moderna had designated the first development candidate, an in vivo CAR-macrophage targeting GPC3 that is designed to treat solid tumors, including hepatocellular carcinoma. Pursuant to the terms of the Moderna License Agreement, the designation triggered a $2.0 million milestone payment from Moderna to the Company. As a result, the Company recognized collaboration revenue of $2.0 million.

In addition, the Company reduced its $45.0 million deferred revenue liability associated with the option rights by recognizing $3.8 million in collaboration revenue, which represents a proportional reduction based on the 12 potential early-stage research targets. As of December 31, 2024, the Company recorded a collaboration receivable of $2.9 million related to the reimbursement of costs incurred in connection with the Company’s research and development activities. The Company received the $2.9 million in January 2025.

The Company included the $45.0 million up-front and nonrefundable payment and $73.9 million of variable consideration for expected research and development services to be performed during the five-year contract term, inclusive of passthrough costs, in the transaction price as of the outset of the arrangement. During the years ended December 31, 2024 and 2023, the Company recognized $19.6 million and $14.9 million, respectively, of collaboration revenues. Collaboration revenues for the year ended December 31, 2024 include $3.8 million of deferred option rights revenue recognition and $2.0 million of milestones.

The Company recognized $38.7 million and $3.8 million, respectively, of research and development services and option right collaboration revenues since inception of the Moderna License Agreement through December 31, 2024. The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of December 31, 2024 (in thousands):

Transaction
price unsatisfied
Performance obligations:
Research and development	$35,301
Option rights	41,250
Total performance obligations	$76,551

Amounts due to the Company for satisfying the revenue recognition criteria or that are contractually due based upon the terms of the collaboration agreements are recorded as accounts receivable in the Company’s consolidated balance sheets.

Contract liabilities consist of amounts received prior to satisfying the revenue recognition criteria, which are recorded as deferred revenue in the Company’s consolidated balance sheets.

CARISMA THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in deferred revenue (in thousands):

	Years Ended December 31,
	2024	2023
Balance at the beginning of the period	$46,413	$47,459
Deferral of revenue	16,198	13,873
Recognition of unearned revenue	(17,632)	(14,919)
Balance at the end of the period	$44,979	$46,413

The current portion of deferred revenue represents advanced payments received from Moderna for costs expected to be incurred by the Company within the next twelve months. The noncurrent portion of deferred revenue represents the $41.3 million upfront, non-refundable and non-creditable payment allocated to customer option right which is not expected to be recognized within the next 12 months.

(14)Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 31, 2025, the issuance date of these consolidated financial statements, and has identified the following matter requiring disclosure.

Moderna Collaboration and License Agreement

In February 2025, Moderna nominated ten additional oncology research targets, four of which replaced two oncology research targets and two autoimmune research targets, which Moderna concurrently ceased developing. As of February 2025, Moderna has nominated all 12 oncology research targets under the collaboration for which the Company has the potential to receive future milestones and royalty payments. The Company will not conduct any additional research activities under the collaboration agreement and the Company will not be receiving any further research funding from Moderna under the collaboration agreement. Moderna also agreed to terminate the in vivo oncology field exclusivity, which would allow the Company to pursue in vivo CAR-M programs outside of the 12 nominated oncology targets and product polypeptides. The final research and development payment of $2.9 million was received in January 2025 which will be recognized as collaboration revenue for research and development services in the first quarter of 2025. The Company does not expect to recognize any additional unsatisfied research and development performance obligations.

2025 Cash Preservation Plan

As part of a further revised plan approved by the Company’s board of directors, on March 25, 2025, to preserve the Company’s existing cash resources following its reduction in workforce (the “cash preservation plan”), the Company reduced its operations to those necessary to identify and explore a range of strategic alternatives to maximize value and prepare to wind down its business. The cash preservation plan prioritizes payments necessary and appropriate for those reduced operations and those that will help to evaluate our strategic alternatives. Potential strategic alternatives to be explored and evaluated may include, among other transactions, the sale, license, monetization or divestiture of one or more of the Company’s assets or technologies, a strategic collaboration or partnership with one or more parties or the merger or sale of the Company. Any future resumption of research and development activities would depend on completing a strategic transaction that would support the Company’s prior operating plans or otherwise obtaining significant additional funding.

As part of the cash preservation plan, the board of directors determined to terminate all of its employees not deemed necessary to pursue strategic alternatives and execute an orderly wind down of our operations. Affected employees were informed of the reduction in workforce on March 25, 2025. The reduction in workforce was effective on March 31, 2025. The reduction in workforce includes 37 of the Company’s full-time employees representing approximately 84% of our total workforce, including certain employees engaged in research and development, manufacturing and corporate activities. The Company expects to incur approximately $3.8 million in connection with the reduction in workforce, which primarily represents one-time employee termination benefits directly associated with the workforce reduction. The Company also expects to pay the majority of related reduction in workforce amounts by the end of 2025. The Company may also incur other charges or cash expenditures not currently contemplated due to events that may occur as a result of, or associated with, the reduction in workforce, including (but not limited to) impairment charges relating to the balances of property and equipment, net, prepaid research and development costs and right of use assets – operating lease.

CARISMA THERAPEUTICS INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and par value)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$1,999	$17,909
Prepaid expenses and other assets	2,285	5,916
Assets held for sale	11	—
Total current assets	4,295	23,825
Property and equipment, net	—	4,385
Right of use assets – operating leases	717	2,040
Deferred financing costs	—	208
Total assets	$5,012	$30,458

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$4,757	$2,081
Accrued expenses	2,528	7,448
Deferred revenue	—	3,729
Operating lease liabilities	703	832
Finance lease liabilities	349	905
Other current liabilities	613	1,060
Total current liabilities	8,950	16,055
Deferred revenue	41,250	41,250
Operating lease liabilities	648	724
Finance lease liabilities	—	20
Other long-term liabilities	169	318
Total liabilities	51,017	58,367
Commitments and contingencies (Note 6)

Stockholders’ deficit:
Preferred stock $0.001 par value, 5,000,000 shares authorized, none issued or outstanding	—	—
Common stock $0.001 par value, 350,000,000 shares authorized, 41,788,096 and 41,750,109 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	41	41
Additional paid-in capital	278,573	277,629

Accumulated deficit	(324,619)	(305,579)

Total stockholders’ deficit	(46,005)	(27,909)
Total liabilities and stockholders’ deficit	$5,012	$30,458

See accompanying notes to unaudited interim consolidated financial statements.

CARISMA THERAPEUTICS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Collaboration revenues	$—	$9,197	$3,729	$12,594
Operating expenses:
Research and development	2,424	15,307	11,580	32,769
General and administrative	3,354	5,560	7,261	11,005
Total operating expenses	5,778	20,867	18,841	43,774
Operating loss	(5,778)	(11,670)	(15,112)	(31,180)
Loss on sale of held for sale assets	(3,539)	—	(3,539)	—
Loss on abandonment of operating lease right-of-use asset	(927)	—	(927)	—
Other income, net	470	508	538	1,040
Pre-tax loss	(9,774)	(11,162)	(19,040)	(30,140)
Income tax expense	—	—	—	—
Net loss	$(9,774)	$(11,162)	$(19,040)	$(30,140)

Share information:
Net loss per share of common stock, basic and diluted	$(0.23)	$(0.27)	$(0.46)	$(0.73)
Weighted-average shares of common stock outstanding, basic and diluted	41,788,096	41,543,553	41,779,701	41,241,009

See accompanying notes to unaudited interim consolidated financial statements.

CARISMA THERAPEUTICS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

(in thousands, except share data)

	Stockholders’ (Deficit) Equity
			Additional
	Common stock		paid-in	Accumulated
	Shares	Amount	capital	deficit	Total
Balance at December 31, 2024	41,750,109	$41	$277,629	$(305,579)	$(27,909)
Exercise of stock options	37,987	—	5	—	5
Stock-based compensation	—	—	508	—	508
Net loss	—	—	—	(9,266)	(9,266)
Balance at March 31, 2025	41,788,096	41	278,142	(314,845)	(36,662)
Stock-based compensation	—	—	431	—	431
Net loss	—	—	—	(9,774)	(9,774)
Balance at June 30, 2025	41,788,096	$41	$278,573	$(324,619)	$(46,005)

Balance at December 31, 2023	40,609,915	$40	$271,594	$(245,102)	$26,532
Exercise of stock options	1,579	—	2	—	2
Stock-based compensation	—	—	1,057	—	1,057
Sale of common stock under Open Market Sale Agreement, net of issuance costs	931,250	1	2,281	—	2,282
Net loss	—	—	—	(18,978)	(18,978)
Balance at March 31, 2024	41,542,744	41	274,934	(264,080)	10,895
Exercise of stock options	2,231	—	2	—	2
Stock-based compensation	—	—	625	—	625
Net loss	—	—	—	(11,162)	(11,162)
Balance at June 30, 2024	41,544,975	$41	$275,561	$(275,242)	$360

See accompanying notes to unaudited interim consolidated financial statements.

CARISMA THERAPEUTICS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(19,040)	$(30,140)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	661	1,948
Stock-based compensation expense	939	1,682
Reduction in the operating right of use assets	1,233	4,565
Write-off of deferred financing costs	208	—
Loss on sale of assets held for sale	3,539	—
Gain (loss) on sale of property and equipment	(113)	67
Non-cash interest expense	31	159
Loss on abandonment of operating lease right-of-use asset	927	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	3,328	(7,493)
Accounts payable	1,951	(1,900)
Accrued expenses	(4,922)	1,580
Deferred revenue	(3,729)	(4,504)
Operating lease liabilities	(1,041)	(4,614)
Other long term liabilities	57	105
Net cash used in operating activities	(15,971)	(38,545)
Cash flows from investing activities:
Proceeds from sales of assets held for sale	163	—
Proceeds from sales of property and equipment	524	—
Purchases of property and equipment	—	(123)
Net cash provided by (used in) investing activities	687	(123)
Cash flows from financing activities:
Payment of principal related to finance lease liabilities	(304)	(906)
Proceeds from failed sale-leaseback arrangement	—	686
Payment of finance liability from failed sale-leaseback arrangements	(327)	(645)
Proceeds from the exercise of stock options	5	4
Sale of common stock under Open Market Sale Agreement, net of issuance costs	—	2,286
Net cash (used in) provided by financing activities	(626)	1,425
Net decrease in cash, cash equivalents and restricted cash	(15,910)	(37,243)
Cash, cash equivalents, and restricted cash at beginning of the year	17,909	77,605
Cash, cash equivalents and restricted cash at end of the period	$1,999	$40,362
Supplemental disclosures of cash flow information:
Cash paid for interest	$57	$105
Supplemental disclosure of non-cash financing and investing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$836	$4,337
Right-of-use assets obtained in exchange for new finance lease liabilities	$—	$1,660
Reclassification of deferred financing costs to additional paid-in capital	$—	$4
Finance lease liability settled by security deposit	$303	$—
Failed sale-leaseback arrangement in accounts payable	$326	$—
Remeasurement of finance right-of-use asset	$399	$—

See accompanying notes to unaudited interim consolidated financial statements.

CARISMA THERAPEUTICS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(1)	Background

Carisma Therapeutics Inc., a Delaware corporation (collectively with its subsidiaries, the Company), is a biotechnology company that was previously focused on applying its industry leading expertise in macrophage engineering to develop transformative therapies to treat serious diseases including liver fibrosis and cancer.

2024 Revised Operating Plans

In March and December 2024, the Company’s board of directors approved revised operating plans to reduce monthly operating expenses, conserve cash, and refocus the Company’s efforts on strategic priorities. As part of these plans, in March 2024, the Company elected to cease further development of its first lead product candidate, CT-0508. In December 2024 as part of the plan, the Company elected to cease further development of its then lead product candidate, CT-0525, following an assessment of the competitive landscape in anti-HER2 treatments and the impact of recently approved therapies on HER2 antigen loss/downregulation, and the effects on the future development strategy of any anti-HER2 product.

2025 Cash Preservation Plan

As part of a further revised plan approved by the Company’s board of directors on March 25, 2025 to preserve the Company’s existing cash resources following its reduction in workforce, as further discussed below (the cash preservation plan), the Company reduced its operations to those necessary to identify and explore a range of strategic alternatives to maximize value and prepare to wind down its business. The Company currently has no intention of resuming its historical research and development activities.

As part of the cash preservation plan, the board of directors determined to terminate all of its employees not deemed necessary to pursue strategic alternatives and execute an orderly wind down of our operations. Affected employees were informed of the reduction in workforce on March 25, 2025, which became effective on March 31, 2025. The reduction in workforce included 37 of the Company’s full-time employees representing approximately 84% of the Company’s total workforce, including certain employees engaged in research and development, manufacturing and corporate activities. The Company incurred approximately $4.2 million in connection with the reduction in workforce during the six months ended June 30, 2025, which primarily represents one-time employee termination benefits directly associated with the workforce reduction. The Company expects to pay the majority of related reduction in workforce amounts by the end of 2025.

Anticipated Merger with OrthoCellix

After a comprehensive review of strategic alternatives, on June 22, 2025, the Company entered into an Agreement and Plan of Merger (the Merger Agreement), by and among the Company, Azalea Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (Merger Sub), Ocugen, Inc. (Ocugen), a Delaware corporation, and OrthoCellix, Inc. (OrthoCellix), a Delaware corporation and wholly-owned subsidiary of Ocugen, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into OrthoCellix (the OrthoCellix Merger), with OrthoCellix continuing as a wholly owned subsidiary of the Company and the surviving company of the OrthoCellix Merger. The OrthoCellix Merger is intended to qualify for federal income tax purposes as a tax-free reorganization. The Company following the OrthoCellix Merger is referred to herein as the “Combined Company.” If the OrthoCellix Merger is completed, the business of OrthoCellix will continue as the business of the Combined Company. Prior to the completion of the OrthoCellix Merger, the Company will seek to enter into a series of transactions with certain third parties to monetize certain legacy assets, in accordance with the limitations and requirements set forth in the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the OrthoCellix Merger (the Effective Time), each share of common stock, par value $0.00001 per share, of OrthoCellix (OrthoCellix Common Stock), issued and outstanding (other than shares of OrthoCellix Common Stock (a) held as treasury stock, (b) owned, directly or indirectly, by the Company or Merger Sub immediately prior to the Effective Time or (c) as to which appraisal rights have been properly exercised in accordance with Delaware law) shall be converted into and become exchangeable for the right to receive a number of shares of the Company’s common stock, based on a ratio calculated in accordance with the Merger Agreement (the Exchange Ratio).

Immediately after the OrthoCellix Merger and the anticipated Concurrent Investment (as defined below), the Company’s securityholders as of immediately prior to the OrthoCellix Merger are expected to own approximately 10.0% of the outstanding shares

CARISMA THERAPEUTICS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

of the Combined Company on a fully-diluted basis, and the sole stockholder of OrthoCellix along with the other investors in the anticipated Concurrent Investment are expected to own approximately 90.0% of the outstanding shares of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Carisma’s net cash as of the closing of the OrthoCellix Merger being approximately $0 and the anticipated amount of the Concurrent Investment of $25.0 million (the Concurrent Investment Amount).

The Exchange Ratio assumes (a) a valuation for OrthoCellix of $135.0 million (less the amount, if any, by which the actual amount of the Concurrent Investment is less than $25.0 million), and (b) a valuation for the Company of $15.0 million, which is subject to adjustment based on the amount by which the Company’s net cash is greater than or less than $0.

The consummation of the OrthoCellix Merger is subject to certain closing conditions, including, among other things, approval by the Company’s stockholders of the shares of the Company’s common stock issuable in connection with the OrthoCellix Merger and the anticipated Concurrent Investment pursuant to the rules of The Nasdaq Stock Market LLC (Nasdaq).

The Merger Agreement contains certain termination rights of each of the Company and OrthoCellix. Upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay OrthoCellix a termination fee of $500,000. Upon termination of the Merger Agreement upon specified circumstances, including in the event that OrthoCellix fails to secure the commitments equal to or in excess of the Concurrent Investment Amount by or before September 15, 2025, OrthoCellix may be required to pay the Company a termination fee of $750,000 and reimburse up to $500,000 of the Company’s fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement.

Anticipated Concurrent Investment

Pursuant to the Merger Agreement, the Company and OrthoCellix have agreed to use commercially reasonable efforts to enter into subscription agreements with one or more investors designated by OrthoCellix, pursuant to which such investors would agree to purchase shares of the Company’s common stock for aggregate gross proceeds (inclusive of the Guarantor Investment Amount (as defined below)) at least equal to the Concurrent Investment Amount, which investment is expected to be consummated at or immediately following the Closing. The Company and the investors participating in the anticipated Concurrent Investment will enter into the registration rights agreement at the closing of the Concurrent Investment, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of the Company’s common stock that are held by the investors participating in the Concurrent Investment from time to time pursuant to Rule 415 under the Securities Act of 1933, as amended (the Securities Act). The closing of the Concurrent Investment is conditioned upon the satisfaction or waiver of the conditions set forth in the subscription agreements and of each of the conditions to the closing of the OrthoCellix Merger.

Further, pursuant to the Merger Agreement, Ocugen has agreed to enter into a subscription agreement with the Company, pursuant to which Ocugen will agree to purchase $5.0 million of shares of the Company’s common stock as part of the Concurrent Investment (such investment by Ocugen, the Guarantor Investment Amount). Ocugen and OrthoCellix have informed the Company that Ocugen is in the process of seeking the consent of Ocugen’s institutional lender prior to Ocugen’s entry into such subscription agreement for the Guarantor Investment.

Nasdaq Compliance

The Company received multiple notifications from The Nasdaq Stock Market LLC (Nasdaq) staff in 2024 and 2025 regarding non-compliance with Nasdaq Listing Rule 5450(b)(2)(A), which requires the Company to maintain a minimum market value of listed securities of $50.0 million, Nasdaq Listing Rule 5450(b)(2)(C), which requires the Company to maintain a minimum market value of publicly held shares of $15.0 million, and Nasdaq Listing Rule 5450(a)(1), which requires the Company to maintain a minimum bid price of $1.00 per share.

Following a hearing, by decision dated June 10, 2025, the Nasdaq Hearings Panel (Panel) granted the Company’s request for the transfer of its listing to The Nasdaq Capital Market (NCM), pursuant to an exception and an extension of time, ultimately through October 7, 2025, to evidence compliance with all applicable criteria for listing on the NCM, including the applicable bid price requirement (the “NCM Bid Price Rule”). Nasdaq transferred the Company’s listing to the NCM effective as of the open of business on June 12, 2025. The extension of time is subject to the Company demonstrating compliance with the NCM Bid Price Rule by evidencing a closing bid price of $1.00 or more per share for a minimum of 10 consecutive trading sessions, completing a strategic

CARISMA THERAPEUTICS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

transaction and otherwise demonstrating compliance with all initial listing requirements for the NCM, in each case on or before October 7, 2025. The Panel does not have discretion to grant continued listing for noncompliance with Nasdaq listing standards beyond October 7, 2025. There can be no assurance that the Company will be able to satisfy the requirements or conditions for continued listing within the period of time granted by the Panel. Further, consummation of the OrthoCellix Merger is subject to certain closing conditions, including, among other things, Nasdaq’s approval of the listing of the shares of the Company’s common stock to be issued in connection with the OrthoCellix Merger. There can be no assurance that the Company will be able to satisfy the initial listing requirements for the Combined Company in connection with the OrthoCellix Merger.

At the Company’s special meeting of stockholders held on August 5, 2025, the Company’s stockholders approved an amendment to its certificate of incorporation to effect a reverse stock split of its issued and outstanding common stock at a ratio of not less than 1-for-10 and not greater than 1-for-50 shares, with the exact ratio to be determined by the Company’s board of directors, in its discretion, without further approval or authorization by the Company’s stockholders. The primary purpose for the reverse stock split is to increase the per-share closing bid price of the Company’s common stock so as to demonstrate compliance with the applicable NCM Bid Price Rule, and to help ensure the Company’s continued listing on Nasdaq. However, there can be no assurance that the reverse stock split, if effected, will enable the Company to demonstrate compliance with the NCM Bid Price Rule or that the Company will be able to satisfy the terms of the Panel’s decision by October 7, 2025.

(2)	Development-Stage Risks and Liquidity

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit of $324.6 million as of June 30, 2025. The Company anticipates incurring additional losses for the foreseeable future as it seeks to close the OrthoCellix Merger. As of June 30, 2025, the Company had cash and cash equivalents of $2.0 million. Based on current projections, the Company believes that it does not have sufficient cash and cash equivalents to support its operations for more than one year following the date that these financial statements are issued. As a result of these conditions, substantial doubt exists about the Company’s ability to continue as a going concern. In addition, changing circumstances could cause the Company to consume capital significantly faster than currently anticipated, and the Company may need to spend more than currently expected because of circumstances beyond its control. The Company’s cash forecast contains estimates and assumptions, and management cannot predict the timing of all cash receipts and expenditures with certainty. The accompanying unaudited consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liability that might result from the outcome of this uncertainty.

The Company’s future operations are highly dependent on the success of the OrthoCellix Merger. In the event the OrthoCellix Merger does not close, the Company will have a limited ability to continue its current operations. Although the Company’s board of directors may elect, among other things, to attempt to identify and complete another strategic transaction if the OrthoCellix Merger does not close, the Company’s board of directors may instead commence bankruptcy or take steps necessary to liquidate or dissolve the Company’s business and assets.

In addition, if the Company were to resume its historical research and development activities, the Company would be subject to those risks associated with any specialty biotechnology company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees and consultants.

(3)	Summary of Significant Accounting Policies

Interim Financial Statements

The summary of significant accounting policies is included in the Company’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2024 found in the Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) on March 31, 2025.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). Any references in these notes to applicable guidance are meant to refer to GAAP as found in

CARISMA THERAPEUTICS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) promulgated by the Financial Accounting Standards Board (FASB).

The accompanying unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the unaudited interim consolidated financial statements) considered necessary to present fairly the Company’s financial position as of June 30, 2025 and its results of operations for the three and six months ended June 30, 2025 and 2024. Operating results for the three and six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025. The unaudited interim consolidated financial statements, presented herein, do not contain all of the required disclosures under GAAP for annual financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes as of and for the year ended December 31, 2024 found in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2025.

Use of Estimates

The preparation of unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Estimates and assumptions are periodically reviewed, and the effects of revisions are reflected in the unaudited interim consolidated financial statements in the period they are determined to be necessary.

Significant areas that require management’s estimates include stock-based compensation assumptions and accrued research and development.

Assets Held for Sale

In March 2025, the Company committed to a plan to sell its remaining equipment and therefore has classified the amount as assets held for sale on the consolidated balance sheet as of June 30, 2025. The assets held for sale were reported at the lower of the carrying amount or fair value, less costs to sell.

Fair Value of Financial Instruments

Management believes that the carrying amounts of the Company’s financial instruments, including cash equivalents and accounts payable, approximate fair value due to the short-term nature of those instruments. As of June 30, 2025, the Company no longer had funds in money market accounts.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash and cash equivalents.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (CODM), or decision-making group, in deciding how to allocate resources in assessing performance. The Company has one operating segment. The Company’s CODM is the chief executive officer. The Company’s CODM manages the Company’s operations on a consolidated basis for the purpose of allocating resources.

The accounting policies of its segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for its segment based on net loss, which is reported on the consolidated statements of operations and comprehensive loss. The measure of segment assets is reported on the balance sheet as total assets. The CODM uses cash forecast

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NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

models in deciding how to invest into the segment. The CODM analyzes the Company’s net loss and monitors budget versus actual results to assess the performance of the Company.

The table below summarizes the significant expense categories regularly reviewed by the CODM for the three and six months ended June 30, 2025 and 2024 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Collaboration revenues	$—	$9,197	$3,729	$12,594
Less:
Research and development, excluding facilities, personnel, depreciation and amortization expenses	1,499	7,643	3,027	17,834
General and administrative, excluding facilities and personnel expenses, depreciation and amortization expenses	2,836	4,070	5,257	7,726
Facilities expense	656	1,794	1,755	3,426
Personnel expense	787	6,311	8,141	12,840
Depreciation, amortization and interest on finance and sale-leaseback lease liabilities	38	1,153	750	2,338
Other segment items(a)	3,958	(612)	3,839	(1,430)
Net loss	$(9,774)	$(11,162)	$(19,040)	$(30,140)
(a)	“Other segment items” includes loss on sale of held for sale assets, loss on abandonment of operating lease right-of-use assets, and other income, net.

Net Loss Per Share

Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. Diluted net loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as convertible preferred stock and stock options, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, potentially dilutive securities are not included in the calculation as their impact is anti-dilutive.

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	June 30,
	2025	2024
Stock options	6,420,876	8,685,238

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which expands the disclosures required for income taxes. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment should be applied on a prospective basis while retrospective application is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. The guidance in this ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods

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NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

after the effective date of this ASU or (2) retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its consolidated financial statements and disclosures.

(4)	Prepaid Expenses and other assets

Prepaid expenses and other assets consisted of the following (in thousands):

	June 30, 2025	December 31, 2024
Research and development	$—	$1,715
Collaboration receivable (Note 10)	—	2,864
Other receivables (a)	579	—
Deposits	—	925
Insurance	1,628	340
Other	78	72
	$2,285	$5,916
(a)	“Other receivables” primarily consisted of equipment sales, sales and use tax refunds, and research and development tax refunds.
(5)	Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	June 30, 2025	December 31, 2024
Research and development	$770	$1,845
Professional fees	617	537
Compensation and related expenses	1,043	4,879
Other	98	187
	$2,528	$7,448

(6)	Commitments and Contingencies

Leases

The Company has operating leases for its laboratory and office space in Philadelphia, Pennsylvania. The Company’s operating leases have term end dates ranging from 2025 to 2029. The Company also has obligations under an arrangement for the use of certain laboratory equipment that are classified as finance leases that commenced in 2022 and have end dates into 2026. During the three and six months ended June 30, 2025, the Company abandoned one of its laboratory space operating lease right-of-use assets, resulting in a loss on abandonment of $0.9 million. In addition, during the three and six months ended June 30, 2025, the Company returned each of its finance lease right-of-use assets to its lessor, resulting in a loss of $1.0 million.

The Company’s operating and finance lease ROU assets and the related lease liabilities are initially measured at the present value of future lease payments over the lease term. The Company is responsible for payment of certain real estate taxes, insurance and other expenses on certain of its leases. These amounts are generally considered to be variable and are not included in the measurement of the ROU assets and lease liability. The Company accounts for non-lease components, such as maintenance, separately from lease components.

The Company carries laboratory equipment from failed sale-leasebacks, as assets held for sale on the accompanying unaudited interim consolidated balance sheets. The ongoing lease payments are recorded as reductions to the finance liability and interest expense. As of June 30, 2025, the Company had a $0.8 million financing liability recorded in other current liabilities and other long-term liabilities on the unaudited interim consolidated balance sheets. During the three and six months ended June 30, 2025, the Company returned each of its failed sale-leaseback laboratory equipment, resulting in a loss of $1.6 million.

CARISMA THERAPEUTICS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The elements of the Company’s lease costs were as follows (in thousands):

	Six Months Ended June 30,
	2025	2024
Operating lease cost	$1,512	$3,154
Finance lease cost:
Amortization of lease assets	439	1,008
Interest on lease liabilities	31	159
Total finance lease cost	470	1,167
Variable lease cost	209	672

Total lease cost	$2,191	$4,993

Lease term and discount rate information related to leases was as follows:

	June 30,
	2025	2024
Weighted-average remaining lease term (in years)
Operating leases	2.5	2.5
Finance leases	0.3	1.4
Weighted-average discount rate
Operating leases	10.0%	9.8%
Finance leases	9.0%	9.0%

Supplemental cash flow information was as follows (in thousands):

	Six Months Ended June 30,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash used in operating leases	$927	$3,203
Operating cash used in finance leases	$31	$159
Financing cash used in finance leases	$576	$906

Future maturities of lease liabilities were as follows as of June 30, 2025 (in thousands):

	Operating	Finance
	Leases	Leases
Fiscal year ending:
2025 (remaining six months)	$671	$336
2026	226	20
2027	233	—
2028	240	—
2029	184	—

Total future minimum payments	1,554	356
Less imputed interest	(203)	(7)
Present value of lease liabilities	$1,351	$349

Licensing and Sponsored Research Agreements

Under a license agreement with The Trustees of the University of Pennsylvania (Penn), entered into in November 2017, the Company is required to make annual payments of $25,000. Penn is eligible to receive up to $10.9 million per product in development upon the achievement of certain clinical, regulatory and commercial milestone events. There are additional milestone payments required to be paid of up to $30.0 million per product in commercial milestones and up to an additional $1.7 million in development

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NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

and regulatory milestone payments for the first CAR-M product directed to mesothelin. Additionally, the Company is obligated to pay Penn single-digit royalties based on its net sales.

Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. As of June 30, 2025, the Company was in negotiations with a vendor to determine the total costs owed for research and development services provided. While the negotiations are ongoing, the Company believes a liability is probable. The Company has estimated the amount to be owed to be $1.9 million, of which $1.4 million and $0.5 million is included within accounts payable and accrued expenses, respectively, on the accompanying consolidated balance sheets. The final amount owed may differ from the estimate as negotiations progress. The Company will continue to evaluate the matter and will adjust the liability as necessary based on any new information or agreements reached with the vendor.

(7)	Stockholders’ Equity

Open Market Sale Agreement

On April 17, 2023, the Company filed a universal shelf registration statement on Form S-3, which was declared effective on May 2, 2023 (Registration Statement). Under the Registration Statement, the Company may offer and sell up to $300.0 million of a variety of securities, including debt securities, common stock, preferred stock, depository shares, subscription rights, warrants and units from time to time in one or more offerings at prices and on terms to be determined at the time of the offering. On May 12, 2023, the Company entered into an Amended and Restated Open Market Sale AgreementSM with Jefferies LLC, as sales agent, pursuant to which the Company may offer and sell shares of common stock with an aggregate offering price of up to $100.0 million under an “at-the-market” offering program. During the six months ended June 30, 2024, the Company sold 931,250 shares of common stock and received net proceeds of $2.3 million in connection with the Company’s “at-the-market” offering program. The Company did not sell any shares of common stock in connection with the Company’s “at-the-market” offering program during the six months ended June 30, 2025.

(8)	Stock-based Compensation

2017 Stock Incentive Plan

The Company adopted the CARISMA Therapeutics Inc. 2017 Stock Incentive Plan, as amended (the “Legacy Carisma Plan”), that provided for the grant of incentive stock options to employees, directors, and consultants. The maximum term of options granted under the Legacy Carisma Plan was ten years, and stock options typically vested over a four-year period. The Company’s stock options vest based on the terms in the awards agreements and generally vest over four years. Upon completion of the Sesen Bio Merger, the Company assumed the Legacy Carisma Plan and the outstanding and unexercised options issued thereunder and ceased granting awards under the Legacy Carisma Plan.

2014 Stock Incentive Plan

The Amended and Restated Stock Incentive Plan, as amended (the “2014 Plan”), provides for the grant of incentive and non-qualified stock options, restricted stock awards and restricted stock units, stock appreciation rights and other stock-based awards to the Company’s employees, officers, directors, consultants, and advisors, with amounts and terms of grants determined by the Company’s board of directors at the time of grant. Stock options outstanding under the 2014 Plan generally vest over a four-year period and are exercisable for a period of ten years from the date of grant. As of June 30, 2025, approximately 7.7 million shares of common stock remained available for issuance.

2014 Employee Stock Purchase Plan

The Carisma Therapeutics Inc. 2014 Employee Stock Purchase Plan (the “2014 ESPP”) provides employees with the opportunities to purchase shares of common stock at a 15% discount to the market price through payroll deductions or lump sum cash investments. The 2014 ESPP had 0.2 million shares of common stock available for issuance as of June 30, 2025.

CARISMA THERAPEUTICS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes stock option activity for the six months ended June 30, 2025:

			Weighted
		Weighted	average	Aggregate
		average	remaining	Intrinsic
		exercise	contractual	Value
	Options	price	term (years)	(in thousands)
Outstanding as of December 31, 2024	7,746,991	$2.81
Exercised	(37,987)	0.11		$14
Granted	1,749,000	0.50
Forfeited	(3,037,128)	2.10
Outstanding as of June 30, 2025	6,420,876	$2.53	7.0	$43
Exercisable as of June 30, 2025	4,691,835	$2.46	6.3	$43

The weighted-average grant-date per share fair values of options granted during the six months ended June 30, 2025 and 2024 were $0.42 and $1.45, respectively. The fair values in the six months ended June 30, 2025 and 2024 were estimated using the Black-Scholes option-pricing model based on the following assumptions:

	Six Months Ended June 30,
	2025		2024
Risk-free interest rate	4.32% - 4.35%		3.77% - 4.59%
Expected term	6	years	6	years
Expected volatility	108.30% - 110.68%		103.00% - 107.10%
Expected dividend yield	—		—

Stock-Based Compensation Expense

The Company recorded stock-based compensation expense in the following expense categories in its accompanying unaudited interim consolidated statements of operations (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Research and development	$103	$(44)	$210	$392
General and administrative	328	669	729	1,290
	$431	$625	$939	$1,682

In connection with the cash preservation plan, 3.0 million options were forfeited during the six months ended June 30, 2025, resulting in a reduction in stock-based compensation expense related to research and development and, general and administrative employees. Compensation cost for awards not vested as of June 30, 2025 was $3.1 million and will be expensed over a weighted-average period of 2.1 years.

(9)	Related-Party Transactions

The Company has a collaboration and license agreement with Moderna, a significant stockholder (See Note 10 – Moderna Collaboration and License Agreement).

(10)	Moderna Collaboration and License Agreement

In January 2022, the Company entered into a collaboration agreement with Moderna (the Moderna License Agreement), which provides for a broad strategic collaboration to discover, develop and commercialize in vivo engineered chimeric antigen receptor macrophage and monocyte (CAR-M) therapeutics in oncology. Moderna has the right to designate up to twelve research targets as development targets under this collaboration. While the collaboration was initially limited to oncology, in September 2024, the companies agreed to expand the collaboration to discover, develop and commercialize in vivo engineered CAR-M therapeutics in specific autoimmune diseases. As of February 2025, in connection with Moderna’s nomination of all 12 oncology research targets, the

CARISMA THERAPEUTICS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Company will not be conducting any additional research activities under the collaboration agreement and will not be receiving any further payments from Moderna for research and development services under the collaboration agreement.

Subsequent to the nomination of a research target, Moderna may designate the research target as a development target. Upon Moderna’s designation of a development target (and payment of a related development target designation milestone) for commencement of pre-clinical development of a product candidate, the Company will grant Moderna an exclusive worldwide, sublicensable royalty bearing license to develop, manufacture and commercialize the product candidate.

Under the terms of the Moderna License Agreement, Moderna made an upfront non-refundable payment of $45.0 million to the Company. Assuming Moderna develops and commercializes 12 products, each directed to a different development target, the Company is eligible to receive up to between $247.0 million and $253.0 million per product in development target designation, development, regulatory and commercial milestone payments. Moderna reimbursed the Company for costs incurred by the Company in connection with its research and development activities under the Moderna License Agreement plus a reasonable margin for the respective services performed into the first quarter of 2025; however, as discussed below, Moderna will no longer reimburse the Company for research and development services. The Company is eligible to receive tiered mid-to-high single digit royalties of net sales of any products that are commercialized under the agreement, which may be, subject to reductions. In addition, Moderna has agreed to cover the cost the Company incurs for certain milestone payments and royalties that the Company owes as a licensor under one of its intellectual property in-license agreements with Penn, which is sublicensed to Moderna under the Moderna License Agreement. Moderna may deduct these royalties in part from any royalties owed to the Company. The Moderna License Agreement terminates on a product-by-product basis upon the latest of expiration of the applicable product patents, expiration of regulatory exclusivity and the tenth anniversary of first commercial sale, unless terminated earlier by the Company or Moderna.

At commencement, the Company identified several potential performance obligations within the Moderna License Agreement, including research and development services on research targets, option rights held by Moderna, a non-exclusive royalty-free license to use the Company’s intellectual property to conduct research and development activities and participation on the joint steering committee. The Company determined that there were 2 performance obligations comprised of (i) research and development services and (ii) option rights.

For the research and development services, the stand-alone selling price was determined considering the expected passthrough costs and cost of the research and development services and a reasonable margin for the respective services. The material rights from the option rights were valued based on the estimated discount at which the option is priced and the Company’s estimated probability of the options’ exercise as of the time of the agreement. The transaction price allocated to research and development services is recognized as collaboration revenues as the research and development services are provided to satisfy the underlying obligation related to the research and development target. The transfer of control occurs over this period and, in management’s judgment, is the best measure of progress towards satisfying the performance obligation.

The transaction price of $45.0 million allocated to the options rights, which are considered material rights, will be recognized in the period that Moderna exercises or determines not to exercise its option right to license and commercialize the designated development target.

The Company included the $45.0 million up-front and nonrefundable payment in the transaction price as of the outset of the arrangement. During the six months ended June 30, 2025 and 2024, the Company recognized $3.7 million and $12.6 million, respectively, of collaboration revenues. As discussed below, Moderna will no longer be reimbursing the Company for research and development services.

The Company recognized $42.4 million and $3.8 million, respectively, of research and development services and option right collaboration revenues since inception of the Moderna License Agreement through June 30, 2025.

In February 2025, Moderna nominated ten additional oncology research targets, four of which replaced two oncology research targets and two autoimmune research targets, which Moderna concurrently ceased developing. As of February 2025, Moderna has nominated all 12 oncology research targets under the collaboration for which the Company has the potential to receive future milestones and royalty payments. The Company will not conduct any additional research activities under the collaboration agreement and the Company will not be receiving any further research funding from Moderna under the collaboration agreement. Moderna also agreed to terminate the in vivo oncology field exclusivity, which would allow the Company to pursue in vivo CAR-M programs

CARISMA THERAPEUTICS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

outside of the 12 nominated oncology targets and product polypeptides. The Company does not expect to recognize any additional unsatisfied research and development performance obligations.

Transaction
price unsatisfied
Performance obligations:
Option rights	$41,250

Amounts due to the Company for satisfying the revenue recognition criteria or that are contractually due based upon the terms of the collaboration agreements are recorded as accounts receivable in the Company’s unaudited interim consolidated balance sheets. Contract liabilities consist of amounts received prior to satisfying the revenue recognition criteria, which are recorded as deferred revenue in the Company’s unaudited interim consolidated balance sheets.

The following table summarizes the changes in deferred revenue (in thousands):

	Six Months Ended June 30,
	2025	2024
Balance at the beginning of the period	$44,979	$46,413
Deferral of revenue	—	6,090
Recognition of deferred revenue	(3,729)	(10,594)
Balance at the end of the period	$41,250	$41,909

The deferred revenue represents the unearned portion of the upfront, non-refundable and non-creditable payment allocated to Moderna’s option rights of $41.3 million, which is not expected to be recognized within the next 12 months.

(11)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through August 7, 2025, the issuance date of these unaudited interim consolidated financial statements, and has not identified any additional items that have not previously been mentioned elsewhere requiring disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Ocugen, Inc. and Stockholder of OrthoCellix, Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the NeoCart business of Ocugen, Inc. (the “Company”) as of December 31, 2024 and 2023, and the related combined statements of operations and comprehensive loss, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the combined financial statements, the Company has incurred recurring net losses since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the combined financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Corporate Expenses Allocated to the NeoCart Business Combined Financial Statements

As described in Notes 1 and 2 to the combined financial statements, on June 19, 2025, Ocugen, Inc., (“Ocugen”) contributed certain assets (the “NeoCart Assets”) to OrthoCellix, Inc. The NeoCart Assets comprise Ocugen’s rights, title and interest in and to NeoCart, an internally developed, in-process product candidate, as well as associated contracts and licensing agreements. The combined financial statements include allocations of costs from Ocugen that were incurred by the NeoCart business of Ocugen for functions such as research and development, human resources, information technology, facilities, accounting, finance and legal, including the costs of salaries, benefits and other related costs. The costs allocated for these functions totaled approximately $1,026 thousand for the year ended December 31, 2024. These expenses have been allocated by management based on direct usage or benefit where identifiable, with the remainder allocated on the basis of the costs associated with research and development expenses, or proportional cost allocation based on the relative size of the Company.

The principal consideration for our determination that performing procedures relating to corporate expenses allocated to the NeoCart business combined financial statements is a critical audit matter is a high degree of auditor effort in performing procedures related to management’s determination and classification of the corporate expenses allocated to the NeoCart business.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures included, among others i) evaluating management’s process for determining the allocation methodologies; (ii) testing the completeness and accuracy of the data used by management in the allocation; and (iii) testing the allocation and classification of corporate expenses between Ocugen and the NeoCart business.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

July 21, 2025

We have served as the Company’s auditor since 2025.

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

COMBINED BALANCE SHEETS

(in thousands)

	As of December 31,
	2024	2023
Assets
Total assets	$—	$—
Liabilities and Equity
Current liabilities
Accounts payable	—	24
Total current liabilities	—	24
Total liabilities	$—	$24
Commitments and Contingencies (Note 5)
Equity
Parent Company Net Investment	—	(24)
Total Equity	$—	$(24)
Total liabilities and Equity	$—	$—

The accompanying notes are an integral part of these combined financial statements.

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands)

	Year ended December 31,
	2024	2023
Operating expenses:
Research and development	$511	$1,441
General and administrative	515	640
Total operating expenses	$1,026	$2,081
Net loss	$(1,026)	$(2,081)
Total comprehensive income/(loss)	$—	$—
Total comprehensive loss	$(1,026)	$(2,081)

The accompanying notes are an integral part of these combined financial statements.

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

COMBINED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

	Parent Company Net Investment	Total
Balance at December 31, 2022	$—	$—
Net Loss	(2,081)	(2,081)
Net Transfers from Parent	2,057	2,057
Balance at December 31, 2023	$(24)	$(24)
Net Loss	(1,026)	(1,026)
Net Transfers from Parent	1,050	1,050
Balance at December 31, 2024	$—	$—

The accompanying notes are an integral part of these combined financial statements.

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2024	2023
Cash flows from operating activities
Net loss	$(1,026)	$(2,081)
Changes in liabilities:
Accounts payable	(24)	24
Net cash used on operating activities	$(1,050)	$(2,057)
Cash flows from investing activities
Net cash (used in) provided by investing activities	$—	$—
Cash flows from financing activities
Net transfers from Parent	1,050	2,057
Net cash provided by financing activities	$1,050	$2,057
Cash at beginning of period	—	—
Cash at end of period	$—	$—

The accompanying notes are an integral part of these combined financial statements.

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands)

1.Nature of the Business

OrthoCellix, Inc., a Delaware corporation, (the “Company”) was incorporated as a legal entity on February 28, 2025. On June 19, 2025, Ocugen, Inc., a Delaware corporation (“Ocugen” or the “Parent”) contributed certain assets (“the NeoCart Assets”) to the Company pursuant to an Asset Contribution Agreement, by and between the Parent and the Company (the “Contribution Agreement”) in exchange for shares of Common Stock in the Company (such transactions, the “Contribution”).

Per the Contribution Agreement, the Parent contributed the NeoCart Assets in exchange for 1,000 Shares of Common stock in contemplation of the Agreement and Plan of Merger (“Merger Agreement”) with Carisma Therapeutics, Inc. The NeoCart Assets comprise Ocugen’s rights, title and interest in and to NeoCart, an internally developed, in-process product candidate, as well as associated contracts and licensing agreements.

Pursuant to the Merger Agreement, OrthoCellix will become a wholly owned subsidiary of Carisma and stockholders of the Company will receive shares of common stock of Carisma, which is contingent on Carisma concurrently receiving gross proceeds of $25.0 million from investors, including Ocugen, among other things. The Company’s commercial purpose is to seek to continue development and commercialization of NeoCart, an investigational regenerative cell therapy technology that combines breakthroughs in bioengineering and cell processing to enhance the autologous cartilage repair process.

The combined financial statements represent the historical combined financial position, statement of operations, and cash flows of the NeoCart business of Ocugen (the “NeoCart business”), which have been carved out from the Parent’s operations. Historically, the NeoCart business was not a separate entity nor was financial information previously prepared for the NeoCart business on a stand-alone basis. The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the NeoCart business. Transactions between the NeoCart business and the Parent are reflected in equity in the balance sheet as “Parent Company Net Investment” and in the combined statement of cash flows as a financing activity in “Net transfers from the Parent.” See Note 7,—Related Party Transactions for additional information regarding related party transactions.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts may require additional capital, additional personnel and infrastructure, and further regulatory and other capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Going Concern

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the combined financial statements are issued.

The Company has incurred recurring net losses since inception. The Company incurred net losses of approximately $1,026 and $2,081 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company had no cash. The Company’s operations will not be sufficient to fund the Company over the next 12 months after the date that the combined financial statements are issued.

As the Company is subject to risks and uncertainties frequently encountered by companies in its industry, the Company will require significant additional funding. If the Company is unable to obtain additional funding in the future, there may be a negative impact on the financial viability of the Company. The Company will continue to explore options to fund its operations through the contemplation of a merger agreement and concurrent financing, public and private placements of equity and/or debt, payments from potential strategic research and development arrangements, sales of assets, licensing and/or collaboration arrangements with pharmaceutical companies or other institutions, funding from the government, or funding from other third parties. Such financing and

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands)

funding may not be available at all, or on terms that are favorable to the Company. While the Company believes that it has a plan to fund operations, its plan may not be successfully implemented. If the Company cannot obtain the necessary funding, they will need to delay, scale back, or eliminate some or all of the Company’s research and development programs and commercialization efforts; consider other various strategic alternatives, including a merger or sale; or cease operations. If the Company cannot expand their operations or otherwise capitalize on business opportunities because they lack sufficient capital, business, financial condition, and results of operations could be materially adversely affected.

As a result of these factors, together with the anticipated continued spending that will be necessary to continue to research, develop, and commercialize the Company’s product candidate, there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these combined financial statements are issued. The combined financial statements do not contain any adjustments that might result from the resolution of any of the above uncertainties.

2.Summary of Significant Accounting Policies

Basis of Presentation and Combination

The accompanying combined financial statements included herein have been prepared in conformity with GAAP. The combined financial statements have been derived from the financial statements and accounting records of the Parent using the historical results of operations and historical basis of assets and liabilities of the NeoCart business of Ocugen to reflect the Parent’s net investment in the Company. Historically, stand-alone financial statements have not been prepared for the NeoCart business. The Company believes the assumptions underlying the allocations included in the combined financial statements are reasonable. However, the combined financial statements may not necessarily reflect the NeoCart business’ results of operations, financial position and cash flows in the future, or what NeoCart’s results of operations, financial position and cash flows would have been had NeoCart been a stand-alone company during the periods presented herein.

The combined financial statements include allocations of costs from the Parent that were incurred by the NeoCart business of Ocugen for functions such as research & development, human resources, information technology, facilities, accounting, finance and legal, including the costs of salaries, benefits and other related costs. No Ocugen employees will be employed by OrthoCellix and Ocugen will have certain transition agreements with OrthoCellix. The total costs allocated to the combined financial statements for these functions totaled approximately $1,026 and $2,081 for the years ended December 31, 2024 and 2023, respectively, and are included in research and development and general and administrative expenses within the combined statement of operations and comprehensive loss. These expenses have been allocated to NeoCart based on direct usage or benefit where identifiable, with the remainder allocated on the basis of the costs associated with research and development expenses, or proportional cost allocation based on the relative size of the Company. As a stand-alone public company, the NeoCart business’ total costs related to such support functions may differ materially from the costs that historically remained after allocation to the Parent.

For purposes of these combined financial statements, all intercompany transactions between the NeoCart business and the Parent has been included within Parent Company Net Investment on the balance sheet. Intercompany transactions presumed to be subject to cash settlement at a future date are recorded as accounts receivables and payables on the balance sheets. See Note 7—Related Party Transactions for additional information regarding related party transactions.

Use of Estimates

In preparing the financial statements in conformity with GAAP, the Company is required to make estimates and assumptions that affect the reported amounts and disclosures at the date of the financial statements, as well as the reported amounts of expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in these estimates. On an ongoing basis, the Company evaluates its estimates and assumptions. These estimates and assumptions include those used in the accounting for allocation of research and development costs and general and administrative expenses.

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands)

Research and Development Expenses

Research and development costs are expensed as incurred. These costs consist of internal and external expenses, as well as depreciation expense on assets owned by the Parent used within the Company’s research and development activities. Internal expenses include the cost of salaries, benefits, and other related costs, including amounts owed to the Parent for stock-based compensation, for personnel serving in the Company’s research and development functions, as well as allocated rent and utilities expenses. External expenses include development, clinical trials, and regulatory compliance costs incurred with research organizations, contract manufacturers, and other third-party vendors. License fees paid to acquire access to proprietary technology are expensed to research and development, unless it is determined that the technology is expected to have an alternative future use. The Company recorded costs for certain development activities, such as preclinical studies and clinical trials, based on the Company’s evaluation of the progress to completion of specific tasks. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the combined financial statements as prepaid or accrued research and development expense, as applicable. The recording of costs for certain development activities requires the Company to use estimates. The Company believes the estimates and assumptions are reasonable under the current conditions; however, actual results may differ from these estimates.

General and Administrative Expenses

General and administrative expense consists primarily of personnel expenses, including salaries, benefits, insurance, and stock-based compensation expense, for employees in executive, accounting, commercialization, human resources, and other administrative functions. General and administrative expense also includes expenses related to pre-commercial activities, corporate facility costs, such as allocated rent and utilities, insurance premiums, legal fees related to corporate matters, and fees for auditing, accounting, and other consulting services.

Parent Company Net Investment

Parent Company Net Investment on the combined balance sheets represents the Parent’s net investment in the Company and is presented as “Parent Company Net Investment”. Parent Company Net Investment includes assets and liabilities that have historically been held by the Parent but specifically identifiable or otherwise attributable to the Company, and other assets and liabilities recorded by the Parent, whose related income and expenses have been pushed down to the Company.

Contractual Agreements

The Company evaluates contractual agreements to determine the appropriate accounting treatment in accordance with GAAP. Depending on the specific terms and nature of each arrangement, such agreements may be accounted for under ASC 606 – Revenue from Contracts with Customers, ASC 808 – Collaborative Arrangements, or ASC 730 – Research and Development. The assessment includes identifying performance obligations, determining whether the contractual obligation is distinct, and evaluating the timing and pattern of revenue recognition or expense treatment.

Income Taxes

The Company did not historically file separate income tax returns since the Company was not a separate entity. As such, the provision was calculated on a stand-alone basis for the purpose of these combined financial statements. The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the combined financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the combined statements of operations and comprehensive loss in the period that includes the enactment date. Accordingly, the reported provision for income taxes and the related balance sheet account balances may not equal the amounts that would have been allocable to the Company under applicable consolidated US federal and state tax laws.

The Company evaluates its deferred tax assets each period to ensure that the estimated future taxable income will be sufficient in character, amount, and timing, to result in its realizability. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that those assets will be realized. Management utilizes considerable judgment

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands)

when establishing deferred tax valuation allowances. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and carryforward deferred tax assets become deductible or utilized. The Company considers the scheduled reversal of taxable temporary differences, projected future taxable income, and tax planning strategies in making this assessment. As events and circumstances change, valuation allowances are adjusted within the combined statement of operations and comprehensive loss when applicable.

The Company recognizes net tax benefits under the recognition and measurement criteria of FASB ASC Topic 740, Income Taxes, which prescribes requirements and other guidance for financial statement recognition and measurement of positions taken or expected to be taken on tax returns. The Company recognizes a tax benefit for positions taken for tax return purposes when it will be more likely than not that the positions will be sustained upon tax examination, based solely on the technical merits of the tax positions. Otherwise, no tax benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the combined statement of operations and comprehensive loss. Tax examinations are often complex, as tax authorities may disagree with the treatment of items reported by the Company and may require several years to resolve. As a result, the Company’s provision for income taxes is recorded on the basis of available information, but amounts recorded may be impacted as a result of future examinations.

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s combined financial statements. The Company adopted the guidance in the fiscal year beginning January 1, 2024. There was no impact on the Company’s reportable segments identified and required disclosures have been included in Note 6.

ASU 2025-03, “Business Combination and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity” (“ASU 2025-03”) provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting, especially when companies merge with a special-purpose acquisition company (“SPAC”). ASU 2025-03 requires entities to apply the same factors used for determining the accounting acquirer in other acquisition transactions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 including interim periods within those annual periods, with early adoption permitted. The Company intends to adopt ASU 2025-03 for transactions occurring after its issuance, including the transaction with Carisma contemplated in the Merger Agreement.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the United States and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company has not yet adopted this new ASU however the Company expects it to only impact its income tax disclosures upon adoption with no impact to its operations, cash flows, and financial condition.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03). The new guidance requires disaggregated information about certain income statement expense line items on an annual and interim basis. This guidance will be effective for annual periods beginning the year ended December 31, 2027 and for interim periods thereafter. The new standard permits early adoption and can be applied prospectively or retrospectively. The Company is evaluating the effect that this guidance will have on their combined financial statements and related disclosures.

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands)

3.Contractual Agreements

The below contractual agreements were contributed to the Company from the Parent as a part of the Contribution Agreement:

MEDINET License and Commercialization Agreement

In December 2017, Histogenics Corporation (“Histogenics”) entered into a License and Commercialization Agreement (the “MEDINET Agreement”) with MEDINET Co., Ltd. (“MEDINET”) with regards to the commercialization of NeoCart in Japan, which Ocugen assumed as a result of a reverse merger with Histogenics subsequently, that took place in 2019.

Pursuant to the terms of the MEDINET Agreement, Histogenics was eligible to receive up to an aggregate of approximately $86.9 million in milestone payments plus royalties, consisting of (i) a non-refundable upfront payment of $10.0 million which Histogenics received in January 2018, (ii) potential regulatory and development milestone payments of up to an aggregate of $10.5 million, (iii) overall sales-dependent milestones of up to an aggregate of $66.4 million and (iv) tiered royalties at percentages ranging from 5% to 10% on net sales of NeoCart in Japan. In return for such consideration, Histogenics granted to MEDINET exclusive commercialization rights to NeoCart in Japan for the replacement or repair of damaged, worn or defective cartilage in humans and non-human animals.

The MEDINET Agreement will remain in effect until the later of (i) expiration of the last-to-expire valid and enforceable patent covering NeoCart in Japan and (ii) ten years from the first commercial sale of NeoCart in Japan. MEDINET has an option to extend the term for five years upon written notice to us prior to the end of the initial term. MEDINET has the right to terminate the MEDINET Agreement for any or no reason at any time, and the Company may terminate the MEDINET Agreement in the event MEDINET or one of its affiliates or sublicensees challenges a patent covering NeoCart in Japan. Additionally, either party may terminate the MEDINET Agreement for an uncured material breach by the other party or upon certain insolvency or bankruptcy proceedings involving the other party. Histogenics and MEDINET agreed to indemnify each other for third-party claims arising out of either the Company or the Company affiliates’ willful misconduct or negligence, breaches of representations, warranties, covenants, obligations or agreements contained in the MEDINET Agreement, or MEDINET’s exploitation of NeoCart in its respective territory, subject to specified exclusions.

Histogenics and MEDINET agreed to enter into supply, quality and pharmacovigilance agreements (the “MEDINET Supply Agreements”), pursuant to which MEDINET will purchase its requirements of NeoCart and the related biopsy kit from the Company. Pursuant to the terms of the MEDINET Agreement, the MEDINET Supply Agreements will contain terms and conditions customary for agreements of its type within the biotechnology industry, including those set forth in the MEDINET Agreement. No amounts have been received or recorded pursuant to the MEDINET Agreement.

License Agreement with Purpose

In December 2005, Histogenics entered into an exclusive agreement (the “Purpose Agreement”) to sublicense certain technology from Purpose Co., Ltd. (“Purpose”), which Ocugen assumed as a result of the reverse merger with Histogenics, that took place in 2019. The Purpose Agreement granted Purpose an exclusive, royalty-bearing, worldwide, sublicensable license, under its rights in licensed patents and patent applications co-owned by Brigham and Women’s Hospital, Inc. and Purpose to make, use, and sell (1) an apparatus for cultivating a cell or tissue, (2) cell or tissue products made using such apparatus, (3) cell or tissue products made using processes for cultivating a cell or tissue as disclosed in the licensed patents and patent applications, and (4) any apparatus that cultivates cells or tissues using such processes, in each case, whose manufacture, use, or sale is covered by a valid claim of the licensed patents and patent applications, only for therapeutic use.

The Purpose Agreement was amended and restated in June 2012, pursuant to which Purpose granted to Histogenics outside of Japan: (a) exclusive rights to all of Purpose’s technology (owned or licensed) related to the exogenous tissue processors, which is used in the development of NeoCart, (b) continued supply of exogenous tissue processors, and (c) rights to manufacture the exogenous tissue processors at any location Histogenics chooses. In exchange for such consideration, Purpose was granted an exclusive license in Japan for the use of all of NeoCart technology and was reimbursed for development costs on a multi-unit exogenous tissue processor. In May 2016, the Purpose Agreement was amended, whereby Histogenics reacquired the development and commercialization rights to NeoCart in Japan.

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands)

The Purpose Agreement, as amended, provides the Company with the ability, worldwide, to (i) use, make, have made, sell, offer for sale, import or otherwise exploit products or services covered by claims of Purpose’s patents and (ii) use, reproduce, modify, create derivative works of and otherwise exploit Purpose’s technology for the design, development, manufacture, testing, support, and commercialization of any product or service that incorporates or builds upon Purpose’s technology, in each case, only in connection with articular cartilage, ligaments, tendons, and meniscus. Purpose retains the right to sell its single unit exogenous tissue processer machines to research institutes for general but noncommercial use anywhere in the world. The Purpose Agreement remains in effect for the life of the patents unless earlier terminated by providing written notice.

Pursuant to the Purpose Agreement (as amended), the NeoCart business of Ocugen is obligated to pay Purpose payments of up to $10.0 million in the event certain milestones are satisfied as well as a royalty payments in the low single digits on the net sales in Japan for NeoCart products that rely on a Purpose patent or incorporate or necessarily rely upon any Purpose technology. Such royalty payment shall be reduced if the applicable NeoCart products do not rely on an outstanding Purpose patent.

Under the Purpose Agreement the license issued to OrthoCellix is for the full term of each of the patents licensed under the agreement.

License Agreement with Angiotech

In May 2005, Histogenics Corporation (“Histogenics”) entered into a license agreement with Angiotech Pharmaceuticals (US), Inc. and Angiodevice International GmbH (together, “Angiotech”), which was subsequently assumed by Ocugen following its merger with Histogenics in 2019.

Under the agreement, Histogenics received exclusive worldwide rights to develop and commercialize products incorporating CT3 and the Company’s proprietary technology for the treatment of articular cartilage, ligament, meniscus, and tendon damage, subject to certain field limitations. The exclusivity of the license was formalized through a fifth amendment in August 2010.

As consideration for the license, Histogenics paid a $1.0 million exclusivity fee and four annual patent maintenance payments of $50,000 each as of December 31, 2018. The Company may be obligated to make an additional $3.0 million milestone payment upon regulatory approval of a licensed product by the U.S. Food and Drug Administration. Histogenics also agreed to pay Angiotech single-digit percentage royalties on net sales of NeoCart and other licensed products. This rate reflects a reduction from prior double-digit royalty obligations, achieved via $2.0 million in revenue share reduction payments.

The agreement includes customary supply and data-sharing provisions with respect to CT3 and clinical study results, and remains in effect until the earlier of May 12, 2035 or expiration of all royalty payment obligations. Either party may terminate the agreement for uncured material breach, and Angiotech may also terminate under certain conditions, including competitive activity or patent challenges by the Company or its affiliates.

No amounts were paid or accrued under the Angiotech agreement during the years ended December 31, 2023 and 2024.

Intrexon Collaboration

In September 2014, Histogenics entered into an Exclusive Channel Collaboration (“ECC”) with Intrexon Corporation (“Intrexon”) governing a “channel collaboration” arrangement in which Histogenics intended to use Intrexon’s proprietary technology towards the design, identification, culturing and/or production of genetically modified cells (“Technology”). The ECC granted Histogenics an exclusive worldwide license to utilize Intrexon’s Technology to develop and commercialize allogeneic genetically modified chondrocyte cell therapeutics for the treatment or repair of damaged articular hyaline cartilage in humans.

In December 2018, Histogenics and Intrexon entered into a mutual termination and release agreement (the “Mutual Termination Agreement”) pursuant to which Histogenics and Intrexon mutually agreed to terminate ECC. In connection with the Mutual Termination Agreement, Histogenics agreed to pay Intrexon an aggregate of up to $1.5 million, with $0.375 million paid at the time of entering into the Mutual Termination Agreement and $1.125 million payable within one year following any submission of a Biologics License Application (“BLA”) to the Food and Drug Administration for NeoCart. Ocugen assumed the ECC and Mutual Termination

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands)

Agreement as a result of the Histogenics merger. The NeoCart business has not recorded the $1.125 million payable as the filing of the BLA does not meet the definition of probable.

Sponsored Collaborative Research Agreement with a Hospital

In June 2022, Ocugen entered into a sponsored collaborative research agreement (the “Research Agreement”) with a hospital to support NeoCart development. The research to be performed under the Research Agreement by the hospital is related to technology development and exploring expansion of the product candidate pipeline.

Pursuant to the terms of the Research Agreement, for the periods ending December 31, 2024 and 2023, Ocugen paid $80 and $422, respectively, which was recorded and is presented in research and development expenses. The Research Agreement was amended in June 2024 and in December 2024, ultimately to extend the agreement through June 30, 2025, at which time it expired. There were no incremental costs or payments during this period.

4.Income Taxes

Deferred Tax Assets and Liabilities

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The significant components of the net deferred income tax asset shown on the balance sheets as of December 31, 2024, and 2023 are as follows (in thousands):

	Year Ended December 31,
	2024	2023
Net operating loss carryforward	$322	$153
Tax credits	144	97
Research & development costs	369	319
Total deferred tax assets	$835	$569
Valuation allowance	(835)	(569)
Net deferred tax assets (liability)	$—	$—

As of December 31, 2024, the Company had US federal net operating loss carryforwards of $1.3 million. As of December 31, 2024, the Company had state NOL carryforwards of $1.3 million that begins to expire in 2043.

As of December 31, 2024, the Company had US federal research and development tax credits of $0.1 million which begin to expire in 2043.

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2024, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company has recorded a full valuation allowance of $0.8 million as of December 31, 2024.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2024 and 2023 related primarily to the increase in net operating loss carryforwards and tax credit carryforwards. Changes to the valuation allowance were as follows:

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands)

	Year Ended December 31,
	2024	2023
Valuation allowance as of the beginning of the year	$569	$—
Increases to Valuation allowance	$266	$569
Valuation allowance at the end of the year	$835	$569

Under Internal Revenue Code Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since we became a “loss corporation” as defined in Section 382. Future changes in our stock ownership, which may be outside of our control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the NOL carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to us.

On July 4, 2025, President Trump signed H.R. 1, the “One Big Beautiful Bill Act,” into law. The legislation introduced significant changes to the US federal corporate tax system, including retroactive relief for certain small business taxpayers, including the Company, such as the reinstatement of immediate expensing for domestic research and experimental expenditures and modifications to the business interest expense limitation. However, since the legislation was enacted after the December 31, 2024 balance sheet reporting date but before the issuance of the Company’s combined financial statements, it is considered a nonrecognized subsequent event. Accordingly, the effects of the legislation are not reflected in the Company’s income tax provision or deferred tax balances as of December 31, 2024. The Company is currently evaluating the impact and will reflect the effects, as appropriate, in future reporting periods.

The 2017 Tax Cuts and Jobs Act (“TCJA”) resulted in significant changes to the treatment of research and developmental (“R&D”) expenditures under Section 174 of the IRC. For tax years beginning after December 31, 2021, taxpayers are required to capitalize and amortize all R&D expenditures that are paid or incurred in connection with their trade or business. Specifically, costs for U.S.-based R&D activities must be amortized over five years and costs for foreign R&D activities must be amortized over 15 years — both using a midyear convention. As of December 31, 2024, the Company capitalized a substantial amount of R&D expenditures primarily related to research and development activities performed in the US.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which we operate or do business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company records uncertain tax positions as liabilities in accordance with ASC 740 and adjusts these liabilities when judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of December 31, 2024 and 2023, the Company did not record any uncertain tax positions in the combined financial statements.

The Company elected to recognize any interest and penalties related to unrecognized tax benefits on the income tax expense line in the combined statement of operations. As of December 31, 2024 and 2023, no accrued interest or penalties have been recognized.

The Company did not file separate income tax returns for the periods presented, as its operations were historically included in the Parent’s consolidated US federal and state income tax returns. The Parent is subject to examination by taxing authorities of the jurisdictions in which it files income tax returns. There are currently no income tax examinations in progress.

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands)

Tax Rate

The Company’s current and deferred income tax consequences that result from operations during the current and preceding years were allocated based on the separate return method, as if the Company were a standalone taxpaying entity historically filing separate income tax returns. Due to losses, there is no tax provision for the years ended December 31, 2024 and 2023.

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

	Year Ended December 31,
	2024	2023
Income tax (benefit) at US statutory rate	21.0%	21.0%
State taxes, net of federal benefit	3.4%	3.6%
Tax credits	4.6%	4.7%
Change in valuation allowance	(25.9)%	(27.4)%
Permanent differences	(3.1)%	(1.9)%
	—	—

5.Commitments and Contingencies

Contractual Agreements

Ocugen entered into, or has assumed in connection with its merger with Histogenics in 2019, contractual agreements with various parties that are wholly attributed to Ocugen. These agreements entered into by Ocugen and related to the NeoCart noted above have been transferred subject to the Contribution Agreement.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. To date, the Company has not incurred any costs as a result of such indemnification provisions.

Legal Proceedings

From time to time, in the ordinary course of business, the Company is subject to litigation and regulatory examinations as well as information gathering requests, inquiries and investigations. As of December 31, 2024, there were no matters.

6.Segment Reporting

The Company has one operating and reportable segment related to the development of NeoCart. The Company has not generated any product revenue. The Company’s Chief Operating Decision Maker (the “CODM”) is Ocugen’s Chief Executive Officer. The CODM assesses the performance for the Company and its reportable segment based on net loss, which is reported on the combined statement of operations and comprehensive loss. The CODM uses net loss to evaluate performance, forecast future period financial results, allocate resources, and budget to actual results. The measure of segment assets is reported on the balance sheet as total assets.

COMBINED FINANCIAL STATEMENTS OF THE NEOCART BUSINESS OF OCUGEN, INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands)

The table below is a summary of the segment profit or loss, including significant segment expenses (in thousands):

	December 31, 2024	December 31, 2023
Operating expenses:
NeoCart direct expenses	$135	$1,052
Unallocated costs:
Research and development personnel costs	260	276
Facilities and other support costs	59	75
Other(a)	57	38
Total research and development costs	$511	$1,441
General and administrative	515	640
Total operating expenses	$1,026	$2,081
Segment and net loss	$(1,026)	$(2,081)
(a)	— Other expenses includes travel for research and development and a clinical and regulatory data repository system.

7.Related Party Transactions

Historically, the NeoCart business has been managed and operated in the normal course with other businesses of Parent. Accordingly, certain shared costs have been allocated to the NeoCart business and reflected as expenses in the stand-alone Combined Financial Statements. Management of Parent and the NeoCart business considers the allocation methodologies used to be reasonable and appropriate reflections of the historical expenses attributable to the NeoCart business for purposes of the stand-alone financial statements. The expenses reflected in the Combined Financial Statements may not be indicative of expenses that would be incurred by the NeoCart business in the future. All related party transactions approximate prices at cost.

8.Subsequent Events

These Combined Financial Statements are derived from the Consolidated Financial Statements of Parent, which issued its annual financial statements for the fiscal year ended December 31, 2024 on March 5, 2025. Accordingly, the Company has evaluated recognizable subsequent events through the date of March 5, 2025 and non-recognizable subsequent events through July 21, 2025, the date these financial statements were available for issuance.

financial statements of ORTHOCELLIX, Inc.

Balance Sheets

(in thousands, except share and per share amounts)

(Unaudited)

	June 30, 2025	December 31, 2024
Assets
Long-term prepaid expenses	439	—
Total assets	$439	$—
Liabilities and Equity
Related party liability to Ocugen	439
Total liabilities	$439	$—
Commitments and Contingencies (Note 5)
Equity
Common stock; $0.00001 par value; 1,000 shares issued and outstanding at June 30, 2025 and no shares issued and outstanding at December 31, 2024.	—	—
Parent Company Net Investment	—	—
Additional Paid-In Capital	28	—
Accumulated Deficit	(28)	—
Total Equity	$—	$—
Total liabilities and Equity	$439	$—

The accompanying notes are an integral part of these financial statements financial statements of ORTHOCELLIX, inc.

Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Operating expenses:
Research and development	$102	$110	$241	$292
General and administrative	134	154	265	282
Total operating expenses	$236	$264	$506	$574
Net loss	$(236)	$(264)	$(506)	$(574)
Total comprehensive income/(loss)	$—	$—	$—	$—
Total comprehensive loss	$(236)	$(264)	$(506)	$(574)

Net loss attributable to common shareholders - basic and diluted	(236)	(264)	(506)	(574)
Weighted shares used in calculating net loss per common share – basic and diluted	1,000	1,000	1,000	$1,000
Net loss per share attributable to common shareholders – basic and diluted	$(236)	$(264)	$(506)	$(574)

The accompanying notes are an integral part of these financial statements financial staTements of ORTHOCELLIX, inc.

Statements of Changes in Equity

(in thousands, except share amounts)

(Unaudited)

	Common Stock		Additional
			Paid-In	Parent Company	Accumulated
	Shares	Amount	Capital	Net Investment	Deficit	Total
Balance at December 31, 2024	—	$—	$—	$—	$—	$—
Net Loss	—	—	—	(270)	—	(270)
Net Transfers from Parent	—	—	—	270	—	270
Balance at March 31, 2025	—	$—	$—	$—	$—	$—
Net Loss	—	—	—	(208)	(28)	(236)
Net Transfers from Parent	—	—	—	208	—	208
Issuance of Common Stock to Ocugen	1,000	—	—	—	—	—
Contribution from Parent	—	—	28	—	—	28
Balance at June 30, 2025	1,000	$—	$28	$—	$(28)	$—

	Parent Company
	Net Investment	Total
Balance at December 31, 2023	$(24)	$(24)
Net Loss	(310)	(310)
Net Transfers from Parent	230	230
Balance at March 31, 2024	$(104)	$(104)
Net Loss	(264)	(264)
Net Transfers from Parent	365	365
Balance at June 30, 2024	$(3)	$(3)

The accompanying notes are an integral part of these financial statements financial statements of ORTHOCELLIX, inc.

Statements of Cash Flows

(in thousands)

(Unaudited)

	Six months ended June 30,
	2025	2024
Cash flows from operating activities
Net loss	$(506)	$(574)
Changes in assets and liabilities:
Long-term prepaid expenses	$439	$—
Accounts payable	—	(21)
Related party liability to Ocugen	(439)	—
Net cash used on operating activities	$(506)	$(595)
Cash flows from investing activities
Net cash (used in) provded by investing activities	$—	$—
Cash flows from financing activities
Net transfers from Parent	478	595
Contribution from Parent	28	—
Net cash provided by financing activities	$506	$595
Cash at beginning of period	—	—
Cash at end of period	$—	$—

The accompanying notes are an integral part of these financial statements

FINANCIAL STATEMENTS OF ORTHOCELLIX, INC.

NOTES TO THE FINANCIAL STATEMENTS

(in thousands)

1.Nature of the Business

OrthoCellix, Inc., a Delaware corporation, (the “Company” or “OrthoCellix”) was incorporated as a legal entity on February 28, 2025. On June 19, 2025, Ocugen, Inc., a Delaware corporation (“Ocugen” or the “Parent”) contributed certain assets (“the NeoCart Assets”) to the Company pursuant to an Asset Contribution Agreement, by and between the Parent and the Company (the “Contribution Agreement”) in exchange for shares of Common Stock in the Company (such transactions, the “Contribution”). As a result, effective June 19, 2025, the Company’s financial statements are no longer considered to be “combined” financial statements.

Per the Contribution Agreement, the Parent contributed the NeoCart Assets in exchange for 1,000 Shares of Common stock in contemplation of the Agreement and Plan of Merger (“Merger Agreement”) with Carisma Therapeutics, Inc. The NeoCart Assets comprise Ocugen’s rights, title and interest in and to NeoCart, an internally developed, in-process product candidate, as well as associated contracts and licensing agreements.

Pursuant to the Merger Agreement, OrthoCellix will become a wholly owned subsidiary of Carisma and stockholders of the Company will receive shares of common stock of Carisma, which is contingent on Carisma concurrently receiving gross proceeds of $25.0 million from investors, including Ocugen, among other things. The Company’s commercial purpose is to seek to continue development and commercialization of NeoCart, an investigational, regenerative cell therapy technology that combines breakthroughs in bioengineering and cell processing to enhance the autologous cartilage repair process.

The financial statements represent the historical financial position, statement of operations, and cash flows of the NeoCart business of Ocugen, which have been carved out from the Parent’s operations and established as a separate legal entity under the name OrthoCellix, Inc. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of OrthoCellix. Transactions between OrthoCellix and the Parent prior to the Contribution are reflected in equity in the balance sheet as “Parent Company Net Investment” and in the statement of cash flows as a financing activity in “Net transfers from the Parent.” See Note 7,—Related Party Transactions for additional information regarding related party transactions.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts may require additional capital, additional personnel and infrastructure, and further regulatory and other capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Going Concern

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred recurring net losses since inception. The Company incurred net losses of approximately $236 and $264 for the three months ended June 30, 2025 and 2024, respectively, and $506 and $574 for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, the Company had no cash. The Company’s operations will not be sufficient to fund the Company over the next 12 months after the date that the financial statements are issued.

As the Company is subject to risks and uncertainties frequently encountered by companies in its industry, the Company will require significant additional funding. If the Company is unable to obtain additional funding in the future, there may be a negative impact on the financial viability of the Company. The Company will continue to explore options to fund its operations through the contemplation of a merger agreement and concurrent financing, public and private placements of equity and/or debt, payments from potential strategic research and development arrangements, sales of assets, licensing and/or collaboration arrangements with pharmaceutical companies or other institutions, funding from the government, or funding from other third parties. Such financing and

FINANCIAL STATEMENTS OF ORTHOCELLIX, INC.

NOTES TO THE FINANCIAL STATEMENTS

(in thousands)

funding may not be available at all, or on terms that are favorable to the Company. While the Company believes that it has a plan to fund operations, its plan may not be successfully implemented. If the Company cannot obtain the necessary funding, they will need to delay, scale back, or eliminate some or all of the Company’s research and development programs and commercialization efforts; consider other various strategic alternatives, including a merger or sale; or cease operations. If the Company cannot expand their operations or otherwise capitalize on business opportunities because they lack sufficient capital, business, financial condition, and results of operations could be materially adversely affected.

As a result of these factors, together with the anticipated continued spending that will be necessary to continue to research, develop, and commercialize the Company’s product candidate, there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. The financial statements do not contain any adjustments that might result from the resolution of any of the above uncertainties.

Planned Merger of OrthoCellix with Carisma Therapeutics Inc.

On June 22, 2025, the Company and Ocugen entered into a Merger Agreement, by and among Ocugen, OrthoCellix, Carisma, and Azalea Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Carisma (“Merger Sub”).

Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into OrthoCellix (the “Merger”). OrthoCellix will continue as a wholly owned subsidiary of Carisma and become the surviving company of the Merger. The Merger is expected to be accounted for as a reverse recapitalization, whereby OrthoCellix will be considered the accounting acquirer for financial reporting purposes. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.00001 per share, of OrthoCellix (“OrthoCellix Common Stock”), issued and outstanding (other than shares of OrthoCellix Common Stock (a) held as treasury stock, (b) owned, directly or indirectly, by Carisma or Merger Sub immediately prior to the Effective Time or (c) as to which appraisal rights have been properly exercised in accordance with Delaware law) shall be converted into and become exchangeable for the right to receive a number of shares of Carisma Common Stock, based on a ratio calculated in accordance with the Merger Agreement (the “Exchange Ratio”).

It is estimated that Ocugen will own more than 50% of the company, on a fully diluted basis, and will continue to consolidate OrthoCellix. The percentage of the company that each company’s former stockholders will own after completion of the merger is subject to adjustment based on Carisma’s net cash at the closing and the proceeds from the Concurrent Financing, among other adjustments, in each case as described in the Merger Agreement.

As part of the Merger, OrthoCellix is expected to enter into a transition services agreement with Ocugen pursuant to which Ocugen will provide, or cause its affiliates to provide, the Company with certain services to help facilitate an orderly transition of the NeoCart program. The Company is also expected to enter a Manufacturing and Supply Agreement with Ocugen for the manufacturing of NeoCart.

To complete the Merger, Carisma’s stockholders must approve the transactions contemplated under the Merger Agreement and Ocugen, as the sole stockholder of OrthoCellix, must adopt the Merger Agreement and approve the Merger and the related transactions contemplated by the Merger Agreement. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. The Merger will become effective upon the filing of the Certificate of Merger (as defined in the Merger Agreement) or at such later date as is agreed by Carisma and OrthoCellix and specified in the Certificate of Merger. Neither Carisma nor OrthoCellix can predict the exact timing of the consummation of the Merger. After the Merger is complete, Carisma will change its name to OrthoCellix and will operate as a public company. As noted above, it is expected that Ocugen will control OrthoCellix and will consolidate OrthoCellix into its financial statements. Subject to the conditions above, the Merger is expected to close early in the fourth quarter of 2025.

FINANCIAL STATEMENTS OF ORTHOCELLIX, INC.

NOTES TO THE FINANCIAL STATEMENTS

(in thousands)

2.Summary of Significant Accounting Policies

Basis of Presentation and Combination

The accompanying financial statements included herein have been prepared in conformity with GAAP. The financial statements have been derived from the financial statements and accounting records of the Parent using the historical results of operations and historical basis of assets and liabilities to reflect the Parent’s net investment in the Company prior to the Contribution. Historically, stand-alone financial statements have not been prepared for OrthoCellix. The Company believes the assumptions underlying the allocations included in the financial statements are reasonable. However, the financial statements may not necessarily reflect OrthoCellix’s results of operations, financial position and cash flows in the future, or what OrthoCellix’s results of operations, financial position and cash flows would have been had OrthoCellix been a stand-alone company during the periods presented herein.

The financial statements include allocations of costs from the Parent that were incurred by OrthoCellix for functions such as research & development, human resources, information technology, facilities, accounting, finance and legal, including the costs of salaries, benefits and other related costs. No Ocugen employees will be employed by OrthoCellix and Ocugen will have certain transition agreements with OrthoCellix. The total costs allocated to the financial statements for these functions totaled approximately $236 and $264 for the three months ended June 30, 2025 and 2024, respectively, and $506 and $574 for the six months ended June 30, 2025 and 2024, respectively, and are included in research and development and general and administrative expenses within the statement of operations and comprehensive loss. These expenses have been allocated to NeoCart based on direct usage or benefit where identifiable, with the remainder allocated on the basis of the costs associated with research and development expenses, or proportional cost allocation based on the relative size of the Company. As a stand-alone public company, OrthoCellix’s total costs related to such support functions may differ materially from the costs that historically remained after allocation to the Parent.

For purposes of these financial statements, prior to the Contribution, all intercompany transactions between OrthoCellix and the Parent has been included within Parent Company Net Investment on the balance sheet. Intercompany transactions presumed to be subject to cash settlement at a future date are recorded as accounts receivables and payables on the balance sheets. See Note 7—Related Party Transactions for additional information regarding related party transactions.

Use of Estimates

In preparing the financial statements in conformity with GAAP, the Company is required to make estimates and assumptions that affect the reported amounts and disclosures at the date of the financial statements, as well as the reported amounts of expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in these estimates. On an ongoing basis, the Company evaluates its estimates and assumptions. These estimates and assumptions include those used in the accounting for allocation of research and development costs and general and administrative expenses.

Research and Development Expenses

Research and development costs are expensed as incurred. These costs consist of internal and external expenses, as well as depreciation expense on assets owned by the Parent used within the Company’s research and development activities. Internal expenses include the cost of salaries, benefits, and other related costs, including allocated stock-based compensation, for personnel serving in Parent’s research and development functions, as well as allocated rent and utilities expenses. External expenses include development, clinical trials, and regulatory compliance costs incurred with research organizations, contract manufacturers, and other third-party vendors. License fees paid to acquire access to proprietary technology are expensed to research and development, unless it is determined that the technology is expected to have an alternative future use. The Company recorded costs for certain development activities, such as preclinical studies and clinical trials, based on the Company’s evaluation of the progress to completion of specific tasks. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued research and development expense, as applicable. The recording of costs for certain development activities requires the Company to use estimates. The Company believes the estimates and assumptions are reasonable under the current conditions; however, actual results may differ from these estimates.

FINANCIAL STATEMENTS OF ORTHOCELLIX, INC.

NOTES TO THE FINANCIAL STATEMENTS

(in thousands)

General and Administrative Expenses

General and administrative expense consists primarily of personnel expenses, including salaries, benefits, insurance, and stock-based compensation expense, for employees in executive, accounting, commercialization, human resources, and other administrative functions. General and administrative expense also includes expenses related to pre-commercial activities, corporate facility costs, such as allocated rent and utilities, insurance premiums, legal fees related to corporate matters, and fees for auditing, accounting, and other consulting services.

Parent Company Net Investment

Parent Company Net Investment on the balance sheets represents the Parent’s net investment in the Company and is presented as “Parent Company Net Investment” prior to the Contribution. Parent Company Net Investment includes assets and liabilities that have historically been held by the Parent but specifically identifiable or otherwise attributable to the Company, and other assets and liabilities recorded by the Parent, whose related income and expenses have been pushed down to the Company. Subsequent to the Contribution, the Company has its own equity and accounts for it in accumulated deficit, common stock, and APIC.

Contractual Agreements

The Company evaluates contractual agreements to determine the appropriate accounting treatment in accordance with GAAP. Depending on the specific terms and nature of each arrangement, such agreements may be accounted for under ASC 606 – Revenue from Contracts with Customers, ASC 808 – Collaborative Arrangements, or ASC 730 – Research and Development. The assessment includes identifying performance obligations, determining whether the contractual obligation is distinct, and evaluating the timing and pattern of revenue recognition or expense treatment.

Income Taxes

The Company has not historically filed separate income tax returns since the Company was not a separate entity. As such, the provision was calculated on a separate return basis for the purpose of these financial statements. The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations and comprehensive loss in the period that includes the enactment date. Accordingly, the reported provision for income taxes and the related balance sheet account balances may not equal the amounts that would have been allocable to the Company under applicable consolidated US federal and state tax laws.

The Company evaluates its deferred tax assets each period to ensure that the estimated future taxable income will be sufficient in character, amount, and timing, to result in its realizability. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that those assets will be realized. Management utilizes considerable judgment when establishing deferred tax valuation allowances. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and carryforward deferred tax assets become deductible or utilized. The Company considers the scheduled reversal of taxable temporary differences, projected future taxable income, and tax planning strategies in making this assessment. As events and circumstances change, valuation allowances are adjusted within the statement of operations and comprehensive loss when applicable.

The Company recognizes net tax benefits under the recognition and measurement criteria of FASB ASC Topic 740, Income Taxes, which prescribes requirements and other guidance for financial statement recognition and measurement of positions taken or expected to be taken on tax returns. The Company recognizes a tax benefit for positions taken for tax return purposes when it will be more likely than not that the positions will be sustained upon tax examination, based solely on the technical merits of the tax positions. Otherwise, no tax benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the statement of operations and comprehensive loss. Tax examinations are often complex, as tax authorities may disagree with the treatment of items reported by the Company and may require

FINANCIAL STATEMENTS OF ORTHOCELLIX, INC.

NOTES TO THE FINANCIAL STATEMENTS

(in thousands)

several years to resolve. As a result, the Company’s provision for income taxes is recorded on the basis of available information, but amounts recorded may be impacted as a result of future examinations.

On July 4, 2025, the One Big Beautiful Bill Act was enacted, introducing amendments to U.S. tax laws with various effective dates from 2025 to 2027. The Company is currently assessing the implications of these tax law changes and does not expect that they will have a material impact on its Financial Statements in the current year.

Deferred Deal Costs

Prepaid deal-related fees represent costs incurred in connection with the pending merger expected to close in the fourth quarter of 2025. These costs primarily consist of legal and financial advisory services paid in advance and will be offset against the proceeds of the issuance of stock upon the completion of the transaction or as the related services are rendered, in accordance with ASC 340-10 - Other Assets and Deferred Costs.

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company adopted the guidance in the fiscal year beginning January 1, 2024. There was no impact on the Company’s reportable segments identified and required disclosures have been included in Note 5.

ASU 2025-03, “Business Combination and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity” (“ASU 2025-03”) provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting, especially when companies merge with a special-purpose acquisition company (“SPAC”). ASU 2025-03 requires entities to apply the same factors used for determining the accounting acquirer in other acquisition transactions. Essentially, it aims to make financial reporting more comparable and decision-useful for investors by ensuring that the accounting acquirer is appropriately identified in acquisitions of VIEs, particularly in SPAC transactions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 including interim periods within those annual periods, with early adoption permitted. The Company intends to adopt ASU 2025-03 for transactions occurring after its issuance, including the transaction with Carisma contemplated in the Merger Agreement.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the United States and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company has not yet adopted this new ASU however the Company expects it to only impact its income tax disclosures upon adoption with no impact to its operations, cash flows, and financial condition.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03). The new guidance requires disaggregated information about certain income statement expense line items on an annual and interim basis. This guidance will be effective for annual periods beginning the year ended December 31, 2027 and for interim periods thereafter. The new standard permits early adoption and can be applied prospectively or retrospectively. The Company is evaluating the effect that this guidance will have on their financial statements and related disclosures.

FINANCIAL STATEMENTS OF ORTHOCELLIX, INC.

NOTES TO THE FINANCIAL STATEMENTS

(in thousands)

3.Net Loss Per Share of Common Stock

The shares issued concurrent with the Contribution on June 19, 2025 are being treated akin to shares attributable to a stock split and, as a result, are being retrospectively presented for all of the periods. The following table sets forth the computation of basic and diluted net loss per share for the three and six months ended June 30, 2025 and 2024 (in thousands, except share and per share amounts).

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net loss attributable to common shareholders – basic and diluted	(236)	(264)	(506)	(574)
Weighted shares used in calculating net loss per common share – basic and diluted	1,000	1,000	1,000	1,000
Net loss per share attributable to common shareholders – basic and diluted	$(236)	$(264)	$(506)	$(574)

4.Contractual Agreements

The below contractual agreements were contributed to the Company from the Parent as a part of the Contribution Agreement:

MEDINET License and Commercialization Agreement

In December 2017, Histogenics Corporation (“Histogenics”) entered into a License and Commercialization Agreement (the “MEDINET Agreement”) with MEDINET Co., Ltd. (“MEDINET”) with regards to the commercialization of NeoCart in Japan, which Ocugen assumed as a result of a reverse merger with Histogenics subsequently, that took place in 2019.

Pursuant to the terms of the MEDINET Agreement, Histogenics was eligible to receive up to an aggregate of approximately $86.9 million in milestone payments plus royalties, consisting of (i) a non-refundable upfront payment of $10.0 million which Histogenics received in January 2018, (ii) potential regulatory and development milestone payments of up to an aggregate of $10.5 million, (iii) overall sales-dependent milestones of up to an aggregate of $66.4 million and (iv) tiered royalties at percentages ranging from 5% to 10% on net sales of NeoCart in Japan. In return for such consideration, Histogenics granted to MEDINET exclusive commercialization rights to NeoCart in Japan for the replacement or repair of damaged, worn or defective cartilage in humans and non-human animals.

The MEDINET Agreement will remain in effect until the later of (i) expiration of the last-to-expire valid and enforceable patent covering NeoCart in Japan and (ii) ten years from the first commercial sale of NeoCart in Japan. MEDINET has an option to extend the term for five years upon written notice to us prior to the end of the initial term. MEDINET has the right to terminate the MEDINET Agreement for any or no reason at any time, and the Company may terminate the MEDINET Agreement in the event MEDINET or one of its affiliates or sublicensees challenges a patent covering NeoCart in Japan. Additionally, either party may terminate the MEDINET Agreement for an uncured material breach by the other party or upon certain insolvency or bankruptcy proceedings involving the other party. Histogenics and MEDINET agreed to indemnify each other for third-party claims arising out of either the Company or the Company affiliates’ willful misconduct or negligence, breaches of representations, warranties, covenants, obligations or agreements contained in the MEDINET Agreement, or MEDINET’s exploitation of NeoCart in its respective territory, subject to specified exclusions.

Histogenics and MEDINET agreed to enter into supply, quality and pharmacovigilance agreements (the “MEDINET Supply Agreements”), pursuant to which MEDINET will purchase its requirements of NeoCart and the related biopsy kit from the Company. Pursuant to the terms of the MEDINET Agreement, the MEDINET Supply Agreements will contain terms and conditions customary for agreements of its type within the biotechnology industry, including those set forth in the MEDINET Agreement. No amounts have been received or recorded pursuant to the MEDINET Agreement.

License Agreement with Purpose

In December 2005, Histogenics entered into an exclusive agreement (the “Purpose Agreement”) to sublicense certain technology from Purpose Co., Ltd. (“Purpose”), which Ocugen assumed as a result of the reverse merger with Histogenics, that took place in

FINANCIAL STATEMENTS OF ORTHOCELLIX, INC.

NOTES TO THE FINANCIAL STATEMENTS

(in thousands)

2019. The Purpose Agreement granted Purpose an exclusive, royalty-bearing, worldwide, sublicensable license, under its rights in licensed patents and patent applications co-owned by Brigham and Women’s Hospital, Inc. and Purpose to make, use, and sell (1) an apparatus for cultivating a cell or tissue, (2) cell or tissue products made using such apparatus, (3) cell or tissue products made using processes for cultivating a cell or tissue as disclosed in the licensed patents and patent applications, and (4) any apparatus that cultivates cells or tissues using such processes, in each case, whose manufacture, use, or sale is covered by a valid claim of the licensed patents and patent applications, only for therapeutic use.

The Purpose Agreement was amended and restated in June 2012, pursuant to which Purpose granted to Histogenics outside of Japan: (a) exclusive rights to all of Purpose’s technology (owned or licensed) related to the exogenous tissue processors, which is used in the development of NeoCart, (b) continued supply of exogenous tissue processors, and (c) rights to manufacture the exogenous tissue processors at any location Histogenics chooses. In exchange for such consideration, Purpose was granted an exclusive license in Japan for the use of all of NeoCart technology and was reimbursed for development costs on a multi-unit exogenous tissue processor. In May 2016, the Purpose Agreement was amended, whereby Histogenics reacquired the development and commercialization rights to NeoCart in Japan.

The Purpose Agreement, as amended, provides the Company with the ability, worldwide, to (i) use, make, have made, sell, offer for sale, import or otherwise exploit products or services covered by claims of Purpose’s patents and (ii) use, reproduce, modify, create derivative works of and otherwise exploit Purpose’s technology for the design, development, manufacture, testing, support, and commercialization of any product or service that incorporates or builds upon Purpose’s technology, in each case, only in connection with articular cartilage, ligaments, tendons, and meniscus. Purpose retains the right to sell its single unit exogenous tissue processer machines to research institutes for general but noncommercial use anywhere in the world. The Purpose Agreement remains in effect for the life of the patents unless earlier terminated by providing written notice.

Pursuant to the Purpose Agreement (as amended), OrthoCellix is obligated to pay Purpose payments of up to $10.0 million in the event certain milestones are satisfied as well as a royalty payments in the low single digits on the net sales in Japan for NeoCart products that rely on a Purpose patent or incorporate or necessarily rely upon any Purpose technology. Such royalty payment shall be reduced if the applicable NeoCart products do not rely on an outstanding Purpose patent.

Under the Purpose Agreement the license issued to OrthoCellix is for the full term of each of the patents licensed under the agreement.

License Agreement with Angiotech

In May 2005, Histogenics Corporation (“Histogenics”) entered into a license agreement with Angiotech Pharmaceuticals (US), Inc. and Angiodevice International GmbH (together, “Angiotech”), which was subsequently assumed by Ocugen following its merger with Histogenics in 2019.

Under the agreement, Histogenics received exclusive worldwide rights to develop and commercialize products incorporating CT3 and the Company’s proprietary technology for the treatment of articular cartilage, ligament, meniscus, and tendon damage, subject to certain field limitations. The exclusivity of the license was formalized through a fifth amendment in August 2010.

As consideration for the license, Histogenics paid a $1.0 million exclusivity fee and four annual patent maintenance payments of $50,000 each as of December 31, 2018. The Company may be obligated to make an additional $3.0 million milestone payment upon regulatory approval of a licensed product by the U.S. Food and Drug Administration. Histogenics also agreed to pay Angiotech single-digit percentage royalties on net sales of NeoCart and other licensed products. This rate reflects a reduction from prior double-digit royalty obligations, achieved via $2.0 million in revenue share reduction payments.

The agreement includes customary supply and data-sharing provisions with respect to CT3 and clinical study results, and remains in effect until the earlier of May 12, 2035 or expiration of all royalty payment obligations. Either party may terminate the agreement for uncured material breach, and Angiotech may also terminate under certain conditions, including competitive activity or patent challenges by the Company or its affiliates.

No amounts were paid or accrued under the Angiotech agreement during the three and six months ended June 30, 2024 and 2025.

FINANCIAL STATEMENTS OF ORTHOCELLIX, INC.

NOTES TO THE FINANCIAL STATEMENTS

(in thousands)

The patents licensed under the agreement expired in January 9, 2016. OrthoCellix believes that its obligations under the agreement, including any obligations to pay any milestone or royalty payments as described in the preceding paragraph, have been terminated and are no longer enforceable against OrthoCellix, and has provided notice to Angiotech to that effect.

Intrexon Collaboration

In September 2014, Histogenics entered into an Exclusive Channel Collaboration (“ECC”) with Intrexon Corporation (“Intrexon”) governing a “channel collaboration” arrangement in which Histogenics intended to use Intrexon’s proprietary technology towards the design, identification, culturing and/or production of genetically modified cells (“Technology”). The ECC granted Histogenics an exclusive worldwide license to utilize Intrexon’s Technology to develop and commercialize allogeneic genetically modified chondrocyte cell therapeutics for the treatment or repair of damaged articular hyaline cartilage in humans.

In December 2018, Histogenics and Intrexon entered into a mutual termination and release agreement (the “Mutual Termination Agreement”) pursuant to which Histogenics and Intrexon mutually agreed to terminate ECC. In connection with the Mutual Termination Agreement, Histogenics agreed to pay Intrexon an aggregate of up to $1.5 million, with $0.375 million paid at the time of entering into the Mutual Termination Agreement and $1.125 million payable within one year following any submission of a Biologics License Application (“BLA”) to the Food and Drug Administration for NeoCart. Ocugen assumed the ECC and Mutual Termination Agreement as a result of the Histogenics merger. OrthoCellix has not recorded the $1.125 million payable as the filing of the BLA does not meet the definition of probable.

Sponsored Collaborative Research Agreement with a Hospital

In June 2022, Ocugen entered into a sponsored collaborative research agreement (the “Research Agreement”) with a hospital to support NeoCart development. The research to be performed under the Research Agreement by the hospital is related to technology development and other regenerative therapy aims. The Research Agreement was amended and restated in June 2024, to extend the agreement through December 30, 2024, at which time it expired. There were no incremental costs or payments during this period.

5.Commitments and Contingencies

Contractual Agreements

Ocugen entered into, or has assumed in connection with its merger with Histogenics in 2019, contractual agreements with various parties that are wholly attributed to Ocugen. These agreements entered into by Ocugen and related to OrthoCellix noted above have been transferred subject to the Contribution Agreement.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. To date, the Company has not incurred any costs as a result of such indemnification provisions.

Legal Proceedings

From time to time, in the ordinary course of business, the Company is subject to litigation and regulatory examinations as well as information gathering requests, inquiries and investigations. As of June 30, 2025, there were no matters.

6.Segment Reporting

The Company has one operating and reportable segment related to the development of NeoCart. The Company has not generated any product revenue. The Company’s Chief Operating Decision Maker (the “CODM”) is Ocugen’s Chief Executive Officer. The CODM assesses the performance for the Company and its reportable segment based on net loss, which is reported on the statement of

FINANCIAL STATEMENTS OF ORTHOCELLIX, INC.

NOTES TO THE FINANCIAL STATEMENTS

(in thousands)

operations and comprehensive loss. The CODM uses net loss to evaluate performance, forecast future period financial results, allocate resources, and budget to actual results. The measure of segment assets is reported on the balance sheet as total assets.

The table below is a summary of the segment profit or loss, including significant segment expenses (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Operating expenses:
NeoCart direct expenses	$—	$13	$16	$119
Unallocated costs:
Research and development personnel costs	81	63	162	117
Facilities and other support costs	18	19	38	28
Other (a)	3	15	25	28
Total research and development costs	$102	$110	$241	$292
General and administrative	134	154	265	282
Total operating expenses	$236	$264	$506	$574
Segment and net loss	$(236)	$(264)	$(506)	$(574)
(a)	- Other expenses includes travel for research and development and a clinical and regulatory data repository system.

7.Related Party Transactions

Historically, OrthoCellix has been managed and operated in the normal course with other businesses of Parent. Accordingly, certain shared costs have been allocated to OrthoCellix and reflected as expenses in the stand-alone Financial Statements. Management of Parent and OrthoCellix considers the allocation methodologies used to be reasonable and appropriate reflections of the historical expenses attributable to OrthoCellix for purposes of the stand-alone interim financial statements. The expenses reflected in the interim Financial Statements may not be indicative of expenses that would be incurred by OrthoCellix in the future. All related party transactions approximate prices at cost. As of June 30, 2025, the related party liability is $439.

8.Subsequent Events

These interim Financial Statements are derived from the interim Consolidated Financial Statements of Parent, which issued its interim financial statements as of and for the three and six months ended June 30, 2025 on August 4, 2025. Accordingly, the Company has evaluated recognizable subsequent events through the date August 4, 2025 and non-recognizable subsequent events through August 29, 2025, the date these financial statements were available for issuance.

Annex A

Execution

AGREEMENT AND PLAN OF MERGER

by and among

CARISMA THERAPEUTICS INC.,

AZALEA MERGER SUB, INC.,

ORTHOCELLIX, INC.

and

OCUGEN, INC.

Dated as of June 22, 2025

A-ii

A-iii

A-iv

INDEX OF DEFINED TERMS

Definition	Location

2014 Stock Incentive Plan	Section 1.1
2017 Stock Incentive Plan	Section 1.1
2025 Equity Incentive Plan	Section 1.1
2025 ESPP	Section 1.1
2025 Plans	Section 1.1
AAA	Section 3.6(e)
Acceptable Confidentiality Agreement	Section 1.1
Accounting Firm	Section 3.6(e)
Acquisition Inquiry	Section 1.1
Acquisition Proposal	Section 1.1
Acquisition Transaction	Section 1.1
Action	Section 4.9
Affiliate	Section 1.1
Aggregate Valuation	Section 3.1(i)(A)
Agreement	Preamble
Allocation Certificate	Section 7.13
Anticipated Meeting Date	Section 3.6(a)
Book-Entry Shares	Section 3.3(b)
Business Day	Section 1.1
Cash Determination Time	Section 3.6(a)
Certificate of Merger	Section 2.4
Certificates	Section 3.3(b)
Closing	Section 2.3
Code	Recitals
Company	Preamble, Preamble
Company Allocation Percentage	Section 3.1(i)(B)
Company Audited Financial Statements	Section 7.1(g)
Company Board	Recitals
Company Board Adverse Recommendation Change	Section 7.2(b)
Company Board Recommendation	Section 7.2(b)
Company Bylaws	Section 4.1(b)
Company Charter	Section 4.1(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Employee	Section 4.13
Company Fundamental Representations	Section 1.1
Company Interim Financial Statements	Section 7.1(g)
Company Merger Shares	Section 3.1(i)(C)
Company Notice Period	Section 7.2(c)
Company Outstanding Shares	Section 3.1(i)(D)
Company Owned IP	Section 1.1
Company Plan	Section 1.1
Company Products	Section 4.11(c)
Company Registered IP	Section 4.19(a)
Company Service Providers	Section 4.12(b)
Company Stockholder Approval	Recitals
Company Support Agreements	Recitals
Company Termination Fee	9.3(b)
Company Triggering Event	Section 1.1
Company Valuation	Section 3.1(i)(E)
Concurrent Investment	Section 1.1
Concurrent Investment Amount	Section 1.1

A-v

Definition	Location

Concurrent Investment Shares	Section 3.1(i)(F)
Confidentiality Agreement	Section 1.1
Contemplated Transactions	Section 1.1
Contract	Section 4.5(a)
control	Section 1.1
Current Offering Period	Section 6.8
Current Premium	Section 7.5(d)
CVR	Section 3.7(a)
CVR Agreement	Section 3.7(a)
D&O Indemnified Parties	Section 7.5(a)
Data Processors	Section 4.19(h)
Delaware Secretary of State	Section 2.4
Delivery Date	Section 3.6(a)
DGCL	Recitals
Dispute Notice	Section 3.6(b)
Dissenting Shares	Section 3.5
Effective Time	Section 2.4
Employee Plan	Section 1.1
End Date	Section 9.1(b)
Environmental Law	Section 4.14(b)
ERISA	Section 1.1
Exchange Act	Section 4.5(b)
Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(a)
Exchange Ratio	Section 3.1(a)(i)
Excluded Shares	Section 3.1(a)(iii)
FDA	Section 4.11(c)
FDA Ethics Policy	Section 4.11(i)
FDCA	Section 4.11(a)
Final Parent Net Cash	Section 3.6(c)
Form S-4	Section 7.1(a)
GAAP	Section 4.1(a)
Guarantor Investment Amount	Recitals
Guarantor Securities Purchase Agremeent	Recitals
Hazardous Substance	Section 4.14(c)
Health Care Laws	Section 4.11(a)
Intellectual Property	Section 1.1
IT Systems	Section 4.19(g)
knowledge	Section 1.1
Law	Section 4.5(a)
Lock-Up Agreement	Recitals
Material Contracts	Section 4.16(a)
Measurement Date	Section 5.2(a)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Preamble
Multiemployer Plan	Section 1.1
Nasdaq	Section 1.1
Nasdaq Fees	Section 1.1
Nasdaq Issuance Proposal	Recitals
Nasdaq Listing Application	Section 7.8
Nasdaq Reverse Stock Split	Section 1.1
Net Cash	Section 1.1

A-vi

Definition	Location

Ordinary Course	Section 1.1
Ordinary Course Agreement	Section 4.15(g)
Parent	Preamble
Parent 401(k) Plan	Section 6.9
Parent Allocation Percentage	Section 3.1(i)(G)
Parent Board	Recitals
Parent Board Adverse Recommendation Change	Section 7.3(b)
Parent Board Recommendation	Section 7.3(b)
Parent Capital Stock	Section 1.1
Parent Charter Amendment	Section 2.6(a)
Parent Common Stock	Recitals
Parent Common Stock Issuance	Section 5.4(a)
Parent Disclosure Letter	Article V
Parent Equity Plans	Section 1.1
Parent ESPP	Section 1.1
Parent Fundamental Representations	Section 1.1
Parent Intervening Event	Section 7.3(c)
Parent IT Systems	Section 5.19(d)
Parent Legacy Assets	Section 1.1
Parent Legacy Business	Section 1.1 (ii)
Parent Legacy Transaction	Section 6.1(c)
Parent Material Adverse Effect	Section 5.1(a)
Parent Material Contracts	Section 5.16(a)
Parent Net Cash Calculation	Section 3.6(a)
Parent Net Cash Schedule	Section 3.6(a)
Parent Notice Period	Section 7.3(c)
Parent Options	Section 1.1
Parent OTM Options	Section 1.1
Parent Outstanding Shares	Section 3.1(i)(H)
Parent Owned IP	Section 1.1
Parent Plan	Section 1.1
Parent Preferred Stock	Section 1.1
Parent Products	Section 5.11(c)
Parent Registered IP	Section 5.19(a)
Parent Restricted Stock Unit Awards	Section 1.1
Parent SEC Documents	Section 5.6(a)
Parent Stockholder Approval	Section 5.4(a)
Parent Stockholder Meeting	Section 7.3(a)
Parent Stockholder Proposals	Section 7.3(a)
Parent Support Agreements	Recitals
Parent Termination Fee	9.3(d)
Parent Triggering Event	Section 1.1
Parent Valuation	Section 3.1(i)(I)
Parent Value Per Share	Section 3.1(i)(G)
Parent Warrant	Section 1.1
Permits	Section 4.10
Permitted Alternative Agreement	Section 9.1(j)
Permitted Liens	Section 4.18(a)
Person	Section 1.1
Personal Information	Section 4.19(h)
Post-Closing Parent Shares	Section 3.1(i)(J)
Pre-Closing Distribution	Section 3.7(a)
Pre-Closing Period	Section 6.1(a)

A-vii

Definition	Location

Privacy Laws	Section 4.19(h)
Proxy Statement	Section 7.1(a)
Registration Statement	Section 7.1(a)
Representative	Section 1.1
Response Date	Section 3.6(b)
Rights Agent	Section 3.7(a)
Safety Notices	Section 4.11(g)
Sarbanes-Oxley Act	Section 5.6(a)
SEC	Section 1.1
Securities Act	Section 4.5(b)
Securities Purchase Agreement	Section 1.1
Subsequent Transaction	Section 1.1
Subsidiary	Section 1.1
Superior Offer	Section 1.1
Surviving Company	Section 2.2
Takeover laws	Section 4.20
Tax Action	Section 4.15(d)
Tax Opinion	Section 7.9(b)
Tax Return	Section 1.1
Taxes	Section 1.1
Trade Approvals	Section 4.24
Trade Laws	Section 4.24
Transaction Expenses	Section 1.1
Transaction Litigation	Section 7.4(c)
U.S. Tax Treatment	Section 7.9(a)
Withholding Agent	Section 3.4

A-viii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 22, 2025, by and among Carisma Therapeutics Inc., a Delaware corporation (“Parent”), Azalea Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Parent, OrthoCellix, Inc., a Delaware corporation (the “Company”) and Ocugen, Inc., a Delaware corporation (the “Guarantor”).

RECITALS

WHEREAS, Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that the Contemplated Transactions (as defined below) are fair to, advisable and in the best interests of the Company and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions;

WHEREAS, the Company Board has unanimously approved this Agreement and the Merger, with the Company continuing as the Surviving Company (as defined below), after the Effective Time (as defined below), pursuant to which, among other things, each share of common stock, par value $0.00001 per share, of the Company (the “Company Common Stock”) (other than any Excluded Shares or Dissenting Shares) shall be converted into the right to receive a number of shares of common stock, par value $0.001 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to this Agreement and the Parent Support Agreements and the constructive issuance by the Company of the shares of Company Common Stock to stockholders of Parent (as reflected in Rule 145(a) of the Securities Act) (the “Constructive Issuance”), (iii) determined that the Reverse Stock Split Proposal (as defined below), among other things, is advisable and in the best interests of Parent and its stockholders and (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to authorize the issuance of the Parent Common Stock in accordance with Nasdaq Listing Rule 5635 (the “Nasdaq Issuance Proposal”), the Reverse Stock Split Proposal and the other Parent Stockholder Proposals;

WHEREAS, Merger Sub is a newly incorporated Delaware corporation that is wholly owned by Parent, and has been formed for the sole purpose of effecting the Merger;

WHEREAS, on June 19, 2025, the Guarantor contributed the NeoCart Assets to the Company pursuant to an Asset Contribution Agreement, by and between the Guarantor and the Company (the “Contribution Agreement”) in exchange for shares of Common Stock in the Company (such transactions, the “Contribution”);

WHEREAS, the board of directors of Merger Sub has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions;

WHEREAS, Parent, Merger Sub and the Company each desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of Parent listed on Section A of the Parent Disclosure Letter have entered into Parent Support Agreements, dated as of the date of this Agreement, in the form attached hereto as Exhibit A (the “Parent Support Agreements”), pursuant to which such officers, directors and stockholders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Parent Common Stock in favor of the approval of this Agreement and thereby approve the Contemplated Transactions, including, but not limited to the Parent Stockholder Proposals.

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement of Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Letter have entered into Company Support Agreements, dated as of the date of this Agreement, in the form attached hereto as Exhibit B (the “Company Support Agreements”), pursuant to which such officers, directors and stockholders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Common Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain members of the Company Board that are continuing in such role following the Merger, certain members of the Parent Board that are continuing in such role following the Merger and stockholders of the Company listed on Section B of the Company Disclosure Letter are executing lock-up agreements in the form attached hereto as Exhibit C (the “Lock-Up Agreement”);

WHEREAS, for United States federal income Tax purposes, it is intended that (i) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), shall also qualify as a non-taxable exchange of shares of Company Common Stock for shares of Parent Common Stock within the meaning of Section 351(a) of the Code and (ii) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, it is expected that within twenty-four (24) hours after the Registration Statement is declared effective under the Securities Act, the stockholders of the Company will execute an action by written consent by all holders sufficient to authorize the Contemplated Transactions of outstanding shares of Company Common Stock (the “Company Stockholder Approval”);

WHEREAS, as an inducement by Guarantor for Parent to enter into this Agreement, Guarantor will execute a Securities Purchase Agreement (the “Guarantor Securities Purchase Agreement”) committing to purchase not less than $5,000,000 of shares of Parent Common Stock, substantially contemporaneously with the Closing (the “Guarantor Investment Amount”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1Certain Definitions. For purposes of this Agreement:

(a)“2014 Stock Incentive Plan” means Parent’s Amended and Restated 2014 Stock Incentive Plan.

(b)“2017 Stock Incentive Plan” means Parent’s 2017 Stock Incentive Plan.

(c)“2025 Equity Incentive Plan” shall mean an equity incentive plan of Parent in form and substance as designated by the Company and reasonably acceptable to Parent, reserving for issuance a number of shares of Parent Common Stock to designated by the Company and consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed).

(d)“2025 ESPP” shall mean an “employee stock purchase plan” of Parent in form and substance as designated by the Company and reasonably acceptable to Parent, reserving for issuance a number of shares of Parent Common Stock to designated by the Company and consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed).

(e)“2025 Plans” shall mean both the 2025 Equity Incentive Plan and 2025 ESPP.

(f)“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Parent or the Company, as applicable, relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

(g)“Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other party) that would reasonably be expected to lead to an Acquisition Proposal, other than the Concurrent Investment, or (subject to Section 7.13) a Parent Legacy Transaction.

(h)“Acquisition Proposal” means, with respect to either party hereto, any proposal or offer (whether written or oral) from any Person (other than the other party or any of its Representatives) contemplating or otherwise relating to an Acquisition Transaction (other than in connection with the Concurrent Investment, or (subject to Section 7.13) a Parent Legacy Transaction).

(i)“Acquisition Transaction” means any transaction or series of related transactions (other than the Concurrent Investment or any Parent Legacy Transaction) involving:

(i)any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its Subsidiaries or (iii) in which a party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its Subsidiaries; or

(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value of the fair market value of the assets of a party and its Subsidiaries taken as a whole.

(j)“Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(k)“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed.

(l)“Concurrent Investment” means an aggregate commitment of not less than the Concurrent Investment Amount pursuant to which certain investors will agree, subject to the terms and conditions of the applicable Securities Purchase Agreement, to subscribe for and purchase a number of shares of Parent Common Stock substantially contemporaneously with the Closing.

(m)“Concurrent Investment Amount” means $25,000,000. For the avoidance of doubt, the Concurrent Investment Amount shall be inclusive of the Guarantor Investment Amount.

(n)“Company Fundamental Representations” means each of the representations and warranties of the Company set forth in Section 4.1, Section 4.2, Section 4.4 and Section 4.25.

(o)“Company Owned IP” means all Intellectual Property owned by the Company in whole or in part.

(p)“Company Plan” means each Employee Plan that is sponsored, maintained, or contributed (or required to be contributed) to by the Company or Guarantor for the benefit of current or former employees, officers, directors or other service providers of Guarantor or any of its Subsidiaries providing services to the Company or with respect to which the Company has any liability, contingent or otherwise, other than any plan, program, arrangement, agreement or policy mandated by applicable Laws.

(q)“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board shall have publicly approved, endorsed or recommended any Acquisition Proposal, (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) permitted pursuant to Section 6.4 or (c) the Company shall have materially and willfully breached its obligations under Section 6.4(a).

(r)“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated as of April 7, 2025, between the Company and Parent.

(s)“Contemplated Transactions” means the Merger, the Constructive Issuance and the other transactions contemplated by this Agreement (other than the Parent Legacy Transaction and Parent Charter Amendment) including the CVR Agreement, the Concurrent Investment and the Nasdaq Reverse Stock Split (to the extent applicable and deemed necessary by Parent and the Company).

(t)“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(u)“Employee Plan” means each “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), Multiemployer Plans, and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, compensation, supplemental retirement, health, life, or disability insurance, dependent care, vacation and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Contemplated Transactions or otherwise), whether formal or informal, written or oral.

(v)“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

(w)“Intellectual Property” means all intellectual property rights of any kind, including all of the following: (i) trademarks or service marks (whether registered or unregistered), trade names, domain names, social media user names, social media addresses, logos, slogans, and trade dress, including applications to register any of the foregoing, together with the goodwill symbolized by any of the foregoing; (ii) patents, utility models and any similar or equivalent statutory rights with respect to the protection of inventions, and all applications for any of the foregoing, together with all re-issuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof; (iii) copyrights (registered and unregistered) and applications for registration; (iv) trade secrets and customer lists, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, and other confidential information (“Trade Secrets”); and (v) any other proprietary or intellectual property rights of any kind or nature.

(x)“knowledge” of any party means (i) the actual knowledge of any executive officer of such party or other officer having primary responsibility for the relevant matter or any employee consultant or interim officer serving similar roles and (ii) any fact or matter which any such Person would be expected to discover or otherwise become aware of in the course of conducting due inquiry, consistent with such Person’s title and responsibilities, concerning the existence of the relevant matter.

(y)“Manufacturing and Supply Agreement” means a manufacturing and supply agreement to be negotiated (in a form and substance subject to Parent’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed) pursuant to Section 7.18, the material terms of which will be substantially final on or prior to July 11, 2025, and to be entered into between the Guarantor and the Company on or prior to the Closing Date.

(z)“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

(aa)“Nasdaq” means The Nasdaq Stock Market LLC.

(bb)“Nasdaq Fees” means all Nasdaq fees associated with any action contemplated by Section 7.8.

(cc)  “Nasdaq Reverse Stock Split” means a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio as mutually agreed to by Parent and the Company that is effectuated by Parent for the purpose of maintaining or achieving compliance with Nasdaq listing standards.

(dd) “NeoCart Assets” has the meaning set forth in the Contribution Agreement.

(ee) “Net Cash” means, without duplication, (i) the sum of Parent’s unrestricted cash, cash equivalents and short-term marketable securities and the cash consideration attributable to the sale of Legacy Assets, solely to the extent not received by

Parent as of the Effective Time and solely to the extent Parent and the Company mutually agree will be received within ninety (90) days following the Closing, plus (ii), solely to the extent Parent and the Company mutually agree such funds will be available to and usable by Parent within ninety (90) days of the Closing Date, all prepaid expenses and deposits, credits and refunds set forth on Schedule 1.1(a)(ii), minus (iii) the sum of Parent’s short-term and long-term liabilities (including any outstanding liabilities with respect to Parent’s obligations with respect to the items set forth on Schedule 1.1(a)(iii)) (including all accounts payable and indebtedness), including lease termination costs, all actual costs and expenses (and reasonably projected costs and expenses as mutually agreed between Parent and the Company, acting in good faith) relating to the winding down of the Parent Legacy Business and any related prepayment penalties and premiums and any unpaid Transaction Expenses (including any costs, fees or other liabilities, including Taxes, related to the premiums, commissions and other fees payable in connection with obtaining Parent’s D&O tail policy as set forth in Section 7.5(d)), minus (iv) any and all change in control payments and severance payments, in each case, payable to Parent’s employees, and any employer-side payroll or similar Taxes owed in connection with the foregoing or in connection with the exercise of Parent Options and vesting and settlement of Parent Restricted Stock Unit Awards, in each case to the extent payable in connection with the consummation of the Contemplated Transactions, and minus (v) 50% of the mutually agreed estimated settlement amounts for any Transaction Litigation existing as of the Closing. Set forth on Section 1.1(a) of the Parent Disclosure Letter is an illustrative example of the calculation of Net Cash.

(ff) “Ordinary Course” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its business and consistent with its past practice or, with respect to the Company, the customary practices of a recently formed company at a similar stage of development.

(gg) “Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.

(hh) “Parent Equity Plans” means each of Parent’s 2014 Stock Incentive Plan, 2017 Stock Incentive Plan and Parent ESPP in each case, as amended from time to time.

(ii) “Parent ESPP” means Parent’s Amended and Restated 2014 Employee Stock Purchase Plan.

(jj) “Parent Fundamental Representations” means each of the representations and warranties of Parent and Merger Sub set forth in Section 5.1, Section 5.2, Section 5.3, Section 5.4 and Section 5.25.

(kk) “Parent Legacy Assets” means all assets, technology and Intellectual Property of Parent, as they existed at any time prior to the date of this Agreement, relating to the Company’s research and development programs, as conducted and proposed to be conducted, including its CT-0525, CT-0508, CT-1119 and its engineered macrophage, and in vivo mRNA/lipid nanopartical CAR-M programs and its partnership with ModernaTX, Inc., including, for purposes of clarity, the tangible and intangible assets of Parent relating thereto (the “Parent Legacy Business”).

(ll) “Parent Options” means options to purchase shares of Parent Common Stock issued pursuant to a Parent Equity Plan, but excluding, for the avoidance of doubt, the Parent ESPP.

(mm) “Parent OTM Option” means Parent Options with an exercise price greater than $2.00 per share (before giving effect to the Nasdaq Reverse Stock Split).

(nn) “Parent Owned IP” means all Intellectual Property owned by Parent in whole or in part.

(oo) “Parent Plan” means each Employee Plan that is sponsored, maintained, or contributed (or required to be contributed) to by Parent or any of its Subsidiaries for the benefit of current or former employees, officers, directors or other service providers of Parent or any of its Subsidiaries or with respect to which Parent or any of its Subsidiaries has any liability, contingent or otherwise, other than any plan, program, arrangement, agreement or policy mandated by applicable Laws.

(pp) “Parent Preferred Stock” means the shares of Parent’s capital stock designated as preferred stock, par value $0.001 per share of Parent.

(qq) “Parent Restricted Stock Unit Awards” means each award of restricted stock unit awards with respect to shares of Parent Common Stock issued pursuant to a Parent Equity Plan or otherwise.

(rr) “Parent Warrant” means warrants to purchase shares of Parent Capital Stock issued by Parent.

(ss)  “Parent Triggering Event” shall be deemed to have occurred if: (i) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation (as defined below), (ii) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal, (iii) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 6.4), (iv) a tender offer or exchange offer for outstanding shares of Parent Common Stock is commenced, and the Parent Board (or any committee thereof) recommends that the stockholders of Parent tender their shares in such tender or exchange offer or, within ten (10) Business Days after the commencement of such tender offer or exchange offer, the Parent Board fails to recommend against acceptance of such offer, (v) Parent shall have failed to issue a press release confirming the Parent Board Recommendation within ten (10) Business Days following the Company’s written request to Parent to issue such press release in response to any other publicly announced Acquisition Proposal with respect to Parent or (vi) Parent shall have materially and willfully breached its obligations under Section 6.4.

(tt) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(uu) “Representative” means a party’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

(vv) “SEC” means the Securities and Exchange Commission.

(ww) “Securities Purchase Agreement” means each Contract, in form and substance as agreed to in writing between Parent and the Company, entered into on or following the date hereof and prior to the Closing pursuant to which the signatory thereto has agreed to purchase for cash shares of Parent Common Stock immediately following the Closing pursuant to Section 7.14 or as otherwise agreed in writing between Parent and the Company.

(xx) “Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

(yy) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(zz) “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement, and (ii) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to the Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions.

(aaa) “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

(bbb) “Taxes” means all U.S. federal, state and local and non-U.S. net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, imputed underpayment, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, occupation, workers’ compensation, premium, real property, personal property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies in the nature of a tax (whether imposed, assessed, determined, administered, enforced or collected directly or through withholding and including any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, or additions to tax with respect thereto (or attributable to the nonpayment thereof).

(ccc) “Transaction Expenses” means the aggregate amount (without duplication) of all costs, fees, Taxes and expenses incurred by Parent and Merger Sub, or for which Parent or Merger Sub are or may become liable in connection with the Contemplated Transactions and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Contemplated Transactions, including (i) the amount of fees and expenses payable to financial advisors, investment bankers, legal counsel, accountants, brokers, consultants, Tax advisors, transfer agents, proxy solicitor and other advisors of Parent, including the employer portion of any payroll or similar Taxes incurred or to be incurred by Parent or Merger Sub with respect to the payment of any item listed in this definition of Transaction Expenses; (ii) 50% of the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (iii) 50% of the fees and expenses incurred in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto; (iv) 50% of the fees and expenses incurred in connection with the Exchange Agent; (v) 50% of the Nasdaq Fees and (vi) 100% of the fees of the Rights Agent under the CVR Agreement.

(ddd) “Transition Services Agreement” means a transition services agreement to be negotiated in a form and substance subject to Parent’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed) pursuant to Section 7.18, the material terms of which will be substantially final on or prior to July 11, 2025, and to be entered into between the Guarantor and the Company on or prior to the Closing Date.

Section 1.2Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.

Section 1.3Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

ARTICLE II

THE MERGER

Section 2.1Formation of Merger Sub. Parent has caused Merger Sub to be organized under the laws of the State of Delaware.

Section 2.2The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company of the Merger and a wholly owned subsidiary of Parent (the “Surviving Company”).

Section 2.3Closing. Unless this Agreement is earlier terminated pursuant to the provisions of Article IX, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the consummation of the Merger (the “Closing”) shall take place remotely by the electronic exchange of documents, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VIII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), unless another time, date and place is mutually agreed upon by Parent and the Company in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 2.4Effective Time. Upon the terms and subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by executing and filing a certificate of merger in a form to be mutually agreed by the parties hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), in such form as is required by, and executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger (the time as of which the Merger becomes effective being the “Effective Time”).

Section 2.5Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 2.6Parent Governance.

(a)Parent Certificate of Incorporation. At the Effective Time, or at such other time as Parent and the Company shall agree in writing, Parent shall file an amendment to the certificate of incorporation to (i) change the name of Parent to “OrthoCellix, Inc.” or such other name as determined by the Company, (ii) increase the number of shares of Parent Capital Stock that Parent is authorized to issue to a number mutually agreed between Parent and the Company, such amount to be sufficient to allow for consummation of the Contemplated Transactions and (iii) make such other changes as mutually agreeable to Parent and the Company (such amendment, the “Parent Charter Amendment”).

(b)Parent Bylaws. At the Effective Time, the bylaws of Parent shall be identical to the bylaws of Parent immediately prior to the Effective Time, until thereafter amended in accordance with their terms and as provided by applicable Law.

(c)Board of Directors. The parties shall take all action necessary (including, to the extent necessary, procuring the resignation of any directors on the Parent Board immediately prior to the Effective Time) so that, as of the Effective Time, the Board of Directors shall upon the Effective Time initially include the Persons set forth on Schedule 2.6(c).

(d)Parent Officers. The parties shall take all action necessary (including, to the extent necessary, procuring the resignation or removal of any officers of Parent immediately prior to the Effective Time) so that, as of the Effective Time, the Parent officers shall initially consist of the Persons designated by the Company as of the Effective Time.

Section 2.7Surviving Company and Surviving Company Governance.

(a)At the Effective Time:

(i)The Certificate of Incorporation of the Surviving Company shall, by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Exhibit A to the Certificate of Merger, and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Company until thereafter amended in accordance with applicable Law;

(ii)The bylaws of the Surviving Company shall be amended and restated to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that references to the name of Merger Sub shall be replaced with references to the name of the Surviving Company), and, as so amended and restated, shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable Law;

(iii)   The directors of the Surviving Company shall be such persons as are designated by the Company prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified; and

(iv)   The officers of the Surviving Company shall be such persons as are designated by the Company prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT COMPANIES; EXCHANGE OF CERTIFICATES

Section 3.1Conversion of Capital Stock.

(a)At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the Parent, Merger Sub or the Company:

(i)Subject to Section 3.3(f), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares or Dissenting Shares) shall be converted into and become exchangeable for the right to receive, a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration. For purposes of this Agreement, the “Exchange Ratio” shall mean the ratio (rounded to four decimal places) equal to (A) the Company Merger Shares divided by (B) the Company Outstanding Shares, in which:

(A)“Aggregate Valuation” means the sum of (i) the Company Valuation and (ii) the Parent Valuation.

(B)“Company Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation.

(C)“Company Merger Shares” means (i) the product determined by multiplying (x) the Post-Closing Parent Shares by (y) the Company Allocation Percentage minus (ii) the Concurrent Investment Shares.

(D)“Company Outstanding Shares” means the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, expressed on a fully diluted and as-converted-to-Company Common Stock basis assuming, without limitation or duplication the rights or commitments to receive shares of Company Common Stock (or securities convertible or exercisable into shares of Company Common Stock), whether conditional or unconditional, that are outstanding as of immediately prior to the Effective Time.

(E)“Company Valuation” means (i) $135,000,000 minus (ii) the amount, if any, by which the Concurrent Investment Amount is less than $25,000,000.

(F)“Concurrent Investment Shares” means the number of shares of Parent Common Stock issued to investors in respect of the first $25,000,000 of Parent Common Stock purchased pursuant to the Concurrent Investment (or, if the aggregate amount of the Concurrent Investment is less than $25,000,000, such number of shares of Parent Common Stock issued to investors pursuant to the Concurrent Investment).

(G)“Parent Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (i) the Parent Valuation by (ii) the Aggregate Valuation.

(H)“Parent Outstanding Shares” means (i) the total number of shares of Parent Capital Stock outstanding immediately prior to the Effective Time (after giving effect to the Nasdaq Reverse Stock Split), assuming the exercise, conversion or exchange of all options, warrants, conversion rights, exchange rights or any other rights to receive shares of Parent Capital Stock which exist immediately prior to the Effective Time, (ii) without duplication of any amounts set forth in the foregoing clause (i), the exercise of Parent Options outstanding as of immediately prior to the Effective Time and (iii) without duplication of any amounts set forth in the foregoing clauses (i) and (ii), the settlement in shares of Parent Common Stock of Parent Restricted Stock Unit Awards outstanding as of immediately prior to the Effective Time. For the avoidance of doubt, Parent OTM Options and Parent Warrants, shall not be included in the total number of shares of Parent Capital Stock for purposes of determining the Parent Outstanding Shares.

(I)“Parent Valuation” means (i) $15,000,000, minus (ii) the amount by which Net Cash is less than $0 (if any) and plus (iii) the amount by which Net Cash is more than $0 (if any).

(J)“Parent Value Per Share” equals the Parent Valuation divided by the number of Parent Outstanding Shares (rounded to four decimal places).

(K)“Post-Closing Parent Shares” means the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage. For the avoidance of doubt, the Post-Closing Parent Shares shall include the Concurrent Investment Shares but shall exclude any shares issued pursuant to the Concurrent Investment in excess of the Concurrent Investment Shares.

For the avoidance of doubt and for illustrative purposes only, sample “Exchange Ratio”, “Company Valuation” and “Parent Valuation” calculations are set forth on Section 3.1(a)(i)(F) of the Parent Disclosure Letter.

(ii)At the Effective Time, each share of Parent Capital Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding.

(iii)   Each share of Company Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iv)   Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Company.

(b)If, between the date of this Agreement and the Effective Time, the outstanding Company Common Stock or Parent Capital Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization (including the Nasdaq Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), split, combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Common Stock, and Parent Capital Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Common Stock or Parent Capital Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

Section 3.2[RESERVED.]

Section 3.3Exchange and Payment.

(a)Parent shall issue and deposit (or cause to be deposited) with a bank or trust company mutually agreed upon by the Company and Parent (the “Exchange Agent”), in trust for the benefit of holders of shares of Company Common Stock immediately prior to the Effective Time (other than holders to the extent they hold Excluded Shares or Dissenting Shares), book-entry shares (or certificates if requested) representing the shares of Parent Capital Stock issuable pursuant to Section 3.1(a)(i). In addition, Parent shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time any dividends or other distributions payable pursuant to Section 3.3(d). All certificates representing shares of Parent Capital Stock, and any dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”

(b)As soon as reasonably practicable after the Effective Time and in any event not later than the third (3rd) Business Day following the Closing Date, the parties shall cause the Exchange Agent to mail to each holder of record of a certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (collectively, the “Certificates”) and to each holder of record of uncertificated shares of Company Common Stock represented by book entry (“Book-Entry Shares”) that were converted into the right to receive the Merger Consideration (together with any dividends or other distributions payable pursuant to Section 3.3(d)), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to any Certificates held by such Person shall pass, only upon proper delivery of such Certificates, if any, and identification of the Book-Entry Shares, if any, to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Parent or the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of any such Certificates and identifying such Book-Entry Shares in exchange for the Merger Consideration (together with any dividends or other distributions payable pursuant to Section 3.3(d)). Upon surrender of a Certificate and identification of the Book-Entry Shares, as applicable, to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange for the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share (other than Excluded Shares or Dissenting Shares) (A) that number of whole shares of Parent Capital Stock (after taking into account all shares of Company Common Stock then held by such holder under all Certificates so surrendered and Book-Entry Shares so identified) to which such holder of Company Common Stock shall have become entitled pursuant to Section 3.1(a)(i) (which shall be in uncertificated book-entry form unless a physical certificate is requested), and (B) any dividends or other distributions payable pursuant to Section 3.3(d), and any Certificate so surrendered, together with any Book-Entry Shares, shall forthwith be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions, if any, payable to holders of Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 3.3, each Certificate or Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof (together with any dividends or other distributions payable pursuant to Section 3.3(d)).

(c)If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such Tax is not applicable.

(d)(i)No dividends or other distributions with respect to Parent Capital Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Capital Stock that the holder thereof has the right to receive upon the surrender thereof until the holder thereof shall surrender such Certificate in accordance with this Article III. Following the surrender of a Certificate in accordance with this Article III, there shall be paid to the record holder thereof, without interest, (A) promptly after such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Capital Stock, and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Capital Stock.

(ii)Holders of Book-Entry Shares who are entitled to receive shares of Parent Capital Stock under this Article III shall be paid (A) at the time of payment of such Parent Capital Stock by the Exchange Agent under Section 3.3, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Capital Stock, and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 3.3 and a payment date subsequent to the time of such payment by the Exchange Agent under Section 3.3 payable with respect to such whole shares of Parent Capital Stock.

(e)The Merger Consideration (together with any dividends or other distributions payable pursuant to Section 3.3(d)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III.

(f)No fractional shares of Parent Capital Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. For purposes of calculating the Merger Consideration issuable to each holder of Company Common Stock, the number of shares of Company Common Stock to be issued shall be rounded down to the nearest whole number (without any consideration payable for such fractional shares).

(g)Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares six months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Excluded Shares or Dissenting Shares) shall thereafter look only to the Surviving Company, as general creditors thereof, for payment of the Merger Consideration (together with any dividends or other distributions payable pursuant to Section 3.3(d)) (subject to abandoned property, escheat or other similar laws), without interest.

(h)None of Parent, the Surviving Company, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Capital Stock, dividends or other distributions with respect thereto properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to two years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration (and all dividends or other distributions with respect to shares of Parent Capital Stock) would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration (and such dividends, distributions and cash) in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(i)If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, then the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof (together with any dividends or other distributions payable pursuant to Section 3.3(d)).

Section 3.4Withholding Rights. Parent, the Surviving Company and the Exchange Agent (each, a “Withholding Agent”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable pursuant to this Agreement such amounts as any Withholding Agent is required to deduct and withhold under applicable Law. To the extent that amounts are so deducted and withheld by a Withholding Agent and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. The Withholding Agent shall use commercially reasonable efforts to (i) notify each holder of Company Common Stock at least five (5) Business Days prior to deducting or withholding any amounts of its intent to deduct and withhold and (ii) cooperate with such holder to minimize any such deductions and withholding.

Section 3.5Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, each share of the Company Common Stock (other than Excluded Shares) outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such shares of the Company Common Stock in accordance with Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (“Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration but shall be entitled only to such rights as are granted by Section 262 of the DGCL, unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses such holder’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 3.1(a)(i), without interest. The Company shall give Parent (a) prompt notice of any demands received by the Company for appraisal of any shares of the Company Common Stock issued and outstanding immediately prior to the Effective Time, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights to appraisal with respect to the Merger and (b) the opportunity to participate in all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL. The Company shall not, except with the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 3.6Calculation of Net Cash.

(a)Not less than five (5) Business Days prior to the anticipated date for the Parent Stockholder Meeting as mutually agreed in good faith by Parent and the Company (the “Anticipated Meeting Date”), Parent will deliver to the Company a certificate signed by an officer of Parent in the form reasonably acceptable to the Company setting forth a schedule (the “Parent Net Cash Schedule” , and the date of delivery of the Parent Net Cash Schedule, the “Delivery Date”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Net Cash (the “Parent Net Cash Calculation”) as of the close of business on the Closing Date (the “Cash Determination Time”) prepared and certified by Parent’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Parent). Parent shall make available to the Company (electronically to the greatest extent possible), as reasonably requested by the Company, the work papers and back-up materials (including all relevant invoices and similar evidence of outstanding obligations) used or useful in preparing the Parent

Net Cash Schedule and, if reasonably requested by the Company, Parent’s internal finance personnel, accountants and counsel at reasonable times and upon reasonable notice.

(b)Within three (3) Business Days after the Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Parent Net Cash Calculation by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to the Parent Net Cash Calculation.

(c)If, on or prior to the Response Date, the Company notifies Parent in writing that it has no objections to the Parent Net Cash Calculation or, if prior to 11:59 p.m. (Eastern time) on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 3.6(b), then the Parent Net Cash Calculation as set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time (the “Final Parent Net Cash”) for purposes of this Agreement.

(d)If the Company delivers a Dispute Notice on or prior to 11:59 p.m. (Eastern time) on the Response Date, then Representatives of Parent and the Company shall promptly, and in no event later than one calendar day after the Response Date, communicate and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount (if so resolved) shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Parent Net Cash for purposes of this Agreement.

(e)If Representatives of Parent and the Company are unable to resolve the disputed items pursuant to Section 3.6(d) within three calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Parent and the Company (provided that if the parties are unable to select an independent auditor within five (5) days, then either Parent or the Company may thereafter request that the Philadelphia, Pennsylvania Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”)). Parent shall promptly deliver to the Accounting Firm all work papers and back-up materials used in preparing the Parent Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five calendar days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Parent and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Final Parent Net Cash for purposes of this Agreement. The parties shall delay the Closing until the resolution of the matters described in this Section 3.6(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed amount by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount and such portion of the costs and expenses of the Accounting Firm borne by the Company and any other fees, costs or expenses incurred by the Company following the Anticipated Meeting Date in connection with the procedures set forth in this Section 3.6(e) shall be deducted from the final determination of the amount of Net Cash, to the extent of available amounts. If this Section 3.6(e) applies as to the determination of the Final Parent Net Cash described in Section 3.6(a), upon resolution of the matter in accordance with this Section 3.6(e), the parties shall not be required to determine the Net Cash again even though the Closing Date may occur later than the Anticipated Meeting Date. Notwithstanding anything else in this Agreement, Parent shall redetermine the Final Parent Net Cash if the Closing Date is more than ten calendar days after the Anticipated Meeting Date.

Section 3.7Contingent Value Right. Prior to the Effective Time, Parent shall declare a distribution (the “Pre-Closing Distribution”) to holders of Parent Common Stock of record the right to receive one contingent value right (each, a “CVR”) for each outstanding share of Parent Common Stock held by such stockholder as of such date, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit D, to be entered into between Parent and Computershare (or such other nationally recognized rights agent agreed to between Parent and the Company) (the “Rights Agent”), with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, materially detrimental to the holders of

CVRs and reasonably acceptable to Parent and the Company (the “CVR Agreement”). The record date for the Pre-Closing Distribution shall be the close of business on the last Business Day prior to the day on which the Effective Time occurs.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), each of the Company and Guarantor represents and warrants to Parent and Merger Sub as follows:

Section 4.1Organization, Standing and Power.

(a)The Company (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as currently contemplated to be conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of the Company, taken as a whole, or (B) materially impairs the ability of the Company to consummate the Merger or any of the other Contemplated Transactions; provided, however, that in the case of clause (A) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which the Company operates, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (3) changes in Law or generally accepted accounting principles in the United States (“GAAP”), or the interpretation or enforcement thereof or (4) the public announcement or pendency of this Agreement; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to the Company as compared to other participants in the industries in which the Company operates.

(b)The Company has previously made available to Parent true and complete copies of the Company’s Certificate of Incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of its Certificate of Incorporation or bylaws.

Section 4.2Capital Stock.

(a)The authorized capital stock of the Company consists of 1,000 shares of Company Common Stock. (i) 1,000 shares of Company Common Stock (excluding treasury shares) are issued and outstanding, all of which are owned by Guarantor, and (ii) no shares of Company Common Stock are held by the Company in its treasury. All outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. The Company does not have any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above in this Section 4.2(a), the Company does not have any outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company, or obligations of the Company to issue, any shares of capital stock of the Company, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or rights or interests described in the preceding clause (C), or (E) obligations of the Company to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or Guarantor is a party or of which the Company or Guarantor has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company.

(b)As of the date hereof, there are no outstanding options or other similar rights to purchase or receive shares of Company Common Stock or similar rights with respect to any Company Common Stock.

Section 4.3Subsidiaries. The Company has no Subsidiaries and the Company does not own any capital stock or membership interests of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other entity. The Company is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other entity.

Section 4.4Authority.

(a)The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Contemplated Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other Contemplated Transactions, subject, in the case of the consummation of the Merger, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b)The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

(c)The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Common Stock or other securities required in connection with the consummation of the Merger. Other than the Company Stockholder Approval (and except with respect to the Concurrent Investment), no vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the Contemplated Transactions to be consummated by the Company.

Section 4.5No Conflict; Consents and Approvals.

(a)Except as set forth in Section 4.5(a) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other Contemplated Transactions (including the Contribution) and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, option, right of first refusal, encumbrance or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) in or upon any of the properties, assets or rights of the Company under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, (ii) any material bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto, a “Contract”) to which the Company is a party or by which the Company or any of its properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) applicable to the Company or by which the Company or any of its properties or assets may be bound, except as, in the case of clause (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other Contemplated Transactions or compliance with the provisions hereof, except for (i) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the Contemplated Transactions, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.6Financial Statements.

(a)As of the Closing, the Company will have made available to the Parent true and correct copies of the Company Audited Financial Statements and the Company Interim Financial Statements. Each of the Company Audited Financial Statements and the Company Interim Financial Statements (i) will be, as of the Closing, correct and complete in all material respects and have been prepared in accordance with the books and records of the Company; (ii) will have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto); and (iii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Company Interim Financial Statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material.

(b)Except as and to the extent adequately accrued or reserved against in the balance sheet set forth in the Company Audited Financial Statements, the Company does not have any liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reflected in a balance sheet of the Company or disclosed in the notes thereto, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since the date of the Company Audited Financial Statements, that are not, individually or in the aggregate, material to the Company.

Section 4.7No Undisclosed Liabilities. The Company does not have any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice (none of which is a liability for a breach or default under any contract, breach of warranty, tort, infringement, misappropriation or violation of law) that are not individually or in the aggregate material to the Company.

Section 4.8Absence of Certain Changes or Events. Except as set forth in Section 4.8 of the Company Disclosure Letter, since June 19, 2025: (i) except in connection with the execution of this Agreement and the consummation of the Contemplated Transactions, the Company has conducted their business only in the ordinary course consistent with past practice and consistent with the business of the Company as currently contemplated to be conducted; (ii) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; and (iii) the Company has not:

(a)(i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, (ii) purchased, redeemed or otherwise acquired shares of capital stock or other equity interests of the Company or any options, warrants, or rights to acquire any such shares or other equity interests, or

(iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(b)amended or otherwise changed, or authorized or proposed to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents);

(c)issued, granted, promised or otherwise committed to issue, any Company Common Stock or other securities of the Company;

(d)sold, leased, licensed or otherwise disposed of any of its assets or properties, or grant any Lien with respect to such assets or properties, including with respect to any Company Intellectual Property;

(e)adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization; or

(f)changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalued any of its material assets.

Section 4.9Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) (or basis therefor) pending or, to the knowledge of the Company, threatened against or affecting the Company, its properties or assets, or any present or former officer, director or employee of the Company in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $100,000 and (b) does not seek injunctive or other non-monetary relief. The Company’s properties and assets are not subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity. There is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Contemplated Transactions.

Section 4.10   Compliance with Laws. The Company has been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets. Neither Guarantor nor the Company has received, since January 1, 2022 a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties, assets or Company Products (as defined below). The Company has in effect all material permits, licenses, variances, exemptions, applications, approvals, clearances, authorizations, registrations, formulary listings, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary or advisable for them to own, lease or operate its properties and assets and to carry on its businesses and operations as now conducted and as currently contemplated to be conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Contemplated Transactions.

Section 4.11   Health Care Regulatory Matters. Except as set forth in Section 4.11 of the Company Disclosure Letter:

(a)The Company and Guarantor, and to the knowledge of the Company, each of its directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and since January 1, 2022 has been, in material compliance with all health care laws to the extent applicable to the Company or any of its products or activities, including, but not limited to the following: the Federal Food, Drug & Cosmetic Act (“FDCA”); the Public Health Service Act (42 U.S.C. § 201 et seq.), including the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a); the Federal Trade Commission Act (15 U.S.C. § 41 et seq.); the Controlled Substances Act (21 U.S.C. § 801 et seq.); the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the civil monetary penalties law (42 U.S.C. § 1320a-7a); the civil False Claims Act (31 U.S.C. § 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Stark law (42 U.S.C. § 1395nn); the Criminal Health Care Fraud Statute (18 U.S.C. § 1347); the exclusion laws (42 U.S.C. § 1320a-7); Medicare (Title XVIII of the Social Security Act); Medicaid (Title XIX of the Social Security Act); any regulations promulgated pursuant to such laws; and any other state, federal or ex-U.S. laws or regulations governing the manufacturing, development, testing, labeling, advertising, marketing or distribution of drug, biologic and medical device products, kickbacks, patient or program charges, recordkeeping, claims process, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care, clinical laboratory or diagnostic products or services, to the extent applicable to the Company (“Health Care Laws”). To the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b)The Company is not party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(c)All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the U.S. Food and Drug Administration (“FDA”) or other Governmental Entity relating to products that are regulated as drugs, medical devices, or other healthcare products under Health Care Laws, including drugs or medical devices, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed, imported, exported and/or distributed by the Company (“Company Products”), including, without limitation, investigational new drug applications and investigational device exemptions, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. The Company does not have knowledge of any facts or circumstances that would be reasonably likely to lead to the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws or of any application for marketing approval currently pending before the FA or such other Governmental Entity.

(d)All preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company have been, and if still pending are being, conducted in compliance with research protocols and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314, 320 and 812. No clinical trial conducted by or on behalf of the Company has been conducted using any clinical investigators who have been disqualified. No clinical trial conducted by or on behalf of the Company has been terminated or suspended prior to completion, and no clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a Company clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Company Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e)All manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of the Company have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations for drug products at 21 C.F.R. Parts 210 and 211, the Quality System (QS) regulations at 21 C.F.R. Part 820 and all comparable foreign regulatory requirements of any Governmental Entity.

(f)The Company has not received any written communication that relates to an alleged violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any action by a Governmental Entity relating to any Health Care Laws. All Warning Letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 4.11(f) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g)There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, or distribution relating to the Company Products required or requested by a Governmental Entity, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products, or any adverse experiences relating to the Company Products that have been reported to FDA or other Governmental Entity (“Safety Notices”). All Safety Notices listed in Section 4.11(g) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(h)Except as set forth in Section 4.11(h) of the Company Disclosure Letter, there are no unresolved Safety Notices, and to the knowledge the Company, there are no facts or circumstances that would be reasonably likely to result in a Safety Notice with respect to the Company Products or a termination or suspension of developing and testing of any of the Company Products.

(i)Neither the Company, nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto (the “FDA Ethics Policy”). None of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(j)All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by the Company have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(k)Neither the Company nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Company Products are sold or intended to be sold. Neither the Company nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

Section 4.12   Benefit Plans.

(a)As of the date hereof, the Company does not have any Employee Plans or employees, independent contractors, consultants, temporary employees, leased employees or other agents employed or used by the Company.

(b)Section 4.12(a) of the Company Disclosure Letter contains a true, correct, and complete list of each material Company Plan, specifying thereon the Company Plans that cover employees of and individual independent contractors (including those who work through substantially owned entities) that provide services to the Company or that will be or are reasonably likely to be assigned to the Company (together, “Company Service Providers). Neither Guarantor, its Subsidiaries or any member of their Controlled Group has ever sponsored, maintained, contributed to, or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a Multiemployer Plan, (ii) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, (iii) any “multiple employer plan” as defined in Section 413 of the Code or Section 210 of ERISA, (iv) a “funded welfare benefit plan” within the meaning of Section 419 of the Code or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(c)With respect to the Company Plans:

(i)each Company Plan is and has been established, operated and administered in all material respects with its terms and materially complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii)no Company Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program;

(iii)each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of Guarantor or the Company since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred to the knowledge of Guarantor or the Company that would reasonably be expected to result in the loss of the qualified status of such Company Plan;

(iv)there is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Guarantor or the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits);

(v)none of the Company Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA, and neither Company nor any members of its Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of Guarantor or the Company (either individually or to such employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(vi)all payments and/or contributions required to have been timely made with respect to all Company Plans either have been made or have been accrued in accordance with the terms of the applicable Company Plan and applicable law;

(vii)each Company Plan that includes Company Service Providers is subject exclusively to United States Law; and

(viii)  the execution and delivery of this Agreement, the Company Stockholder Approval, and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any Company Service Providers to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such Company Service Providers.

(d)There is no agreement, plan or other arrangement to which Guarantor, the Company, or any of their Subsidiaries is a party or by which Guarantor, the Company, or any of their Subsidiaries is otherwise bound to compensate any Company Service Providers in respect of Taxes or other liabilities incurred with respect to Section 409A of the Code.

(e)Each Company Plan that relates to Company Service Providers is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) complies in both form and operation in all material respects with the requirements of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) and all applicable IRS guidance issued with respect thereto (and has so complied for the entire period during which Section 409A of the Code has applied to such Company Plan) so that no amount paid or payable pursuant to any such Company Plan is subject to any additional Tax or interest under Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law).

(f)No Company Plan provides major medical health or long-term disability benefits that are not fully insured through an insurance contract.

Section 4.13   Labor and Employment Matters.

(a)Solely with respect to Company Service Providers, Guarantor and each of its Subsidiaries are and, since January 1, 2022, have been, in compliance in all material respects with all applicable Laws relating to labor or employment matters, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation, the collection and payment of withholding and/or payroll Taxes and similar Taxes, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, restrictive covenants, pay equity, information privacy and security, and continuation coverage with respect to group health plans, in each case to the extent applicable to Company Service Providers. Since January 1, 2022, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Guarantor or the Company, threatened, any labor dispute, work stoppage, labor strike or lockout with respect to the Company and involving any employee of Guarantor or its Subsidiaries that provides services primarily or exclusively to the Company or who will be or is reasonably likely to be assigned to the Company (a “Company Employee”).

(b)None of Guarantor nor its Subsidiaries is, or since January 1, 2022 has been, party to, or bound by, a collective bargaining agreement or similar labor agreement with respect to the Company Employees, and no such agreement is being negotiated. To the knowledge of Guarantor or the Company, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any Company Employees. Solely with respect to Company Employees, there are no, and since January 1, 2022, there has not been any: (i) unfair labor practice charges or complaints against Guarantor, the Company, or any of their Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority in respect of any Company Employees, and to the knowledge of Guarantor and the Company no such charges or complaints are threatened, or (ii)  grievances or pending arbitration proceedings against Guarantor or any of its Subsidiaries in respect of any Company Employees that arose out of or under any collective bargaining agreement.

(c)Since January 1, 2022, solely with respect to Company Employees, (i) neither Guarantor nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, and, in each case, impacting Company Employees, and (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) with respect to Guarantor or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and, in each case, impacting Company Employees. Except as would not result in liability to the Company, Guarantor and its Subsidiaries properly classify and for the two (2) years immediately preceding the date hereof have properly classified, solely with respect to Company Service Providers, its and their (i) Company Employees as exempt or non-exempt in accordance with applicable overtime laws, and (ii) Company Service Providers employees or non-employees (e.g., consultants, independent contractors), in accordance with applicable law.

(d)Except as set forth on Section 4.13(d) of the Company Disclosure Letter, with respect to any Company Service Provider, there are no Actions against Guarantor or any of its Subsidiaries pending, or to the knowledge of Guarantor or the Company, threatened to be brought or filed, in connection with the employment or engagement of any current or former Company Service Provider, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification, contractor classification, wages, hours, and benefits or any other employment related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in the Company incurring a material liability.

(e)Since January 1, 2022, (i) no allegations of harassment or unlawful discrimination (with respect to any category protected by applicable law, including, without limitation, sexual harassment), retaliation on the basis of protected activity (including as a whistleblower) or protected class status in accordance with applicable law, or other material misconduct relating to the workplace, have been made, initiated, filed or, to the knowledge of Guarantor or the Company, threatened against or involving any current or former directors, officers or senior level Company Employees.

(f)No Company Service Provider is subject to any service relationship with the Guarantor or its applicable Subsidiaries that either (i) with respect to employees, is not “at-will”, or (ii) cannot be terminated on thirty (30) days’ or less notice without penalty.

Section 4.14   Environmental Matters.

(a)Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Company has conducted its businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) the Company has obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by the Company or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of the Company under applicable Environmental Laws; (iv) the Company has not received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by the Company or as a result of any operations or activities of the Company at any location and, to the knowledge of the Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company under any Environmental Law; and (vi) neither the Company nor any of its properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b)As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(c)As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to petroleum.

Section 4.15   Taxes.

(a)The Company has (i) filed all income and other material Tax Returns required to be filed by or on behalf of it (taking into account any applicable extensions) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) timely paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to it, whether or not such Taxes were shown as due on such Tax Returns.

(b)The Company has not incurred, any liability for Taxes outside the ordinary course of business consistent with past practice.

(c)The Company has not executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired (other than in connection with automatic extensions to file Tax Returns obtained in the ordinary course of business).

(d)No material audits or other investigations, proceedings, claims, assessments or examinations by any Governmental Entity (each, a “Tax Action”) with respect to Taxes or any Tax Return of the Company are presently in progress or have been asserted, threatened or proposed in writing and to the knowledge of the Company, no such Tax Action is being contemplated. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against the Company by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e)Subject to exceptions as would not be material, the Company has timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f)The Company has not engaged in a “listed transaction” as set forth in Treasury Regulations § 1.6011-4(b)(2).

(g)The Company (i) is not a party to or bound by, and has no liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation, other than any such agreement or obligation which is a customary commercial agreement obligation entered into in the ordinary course of business with vendors, lessors, lenders or the like the primary purpose of which is unrelated to Taxes (each, an “Ordinary Course Agreement”); (ii) is not and has not been a member of a group (other than a group the common parent of which is Guarantor.) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) does not have any liability for the Taxes of any Person (other than the Guarantor or the Company) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-United States Law), as a transferee or successor, by Contract or otherwise by operation of Law; and (iv) is not and has not been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h)No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any Governmental Entity with respect to the Company which rulings remain in effect.

(i)The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, other than in respect of such amounts received in the ordinary course of business or (v) to the knowledge of the Company, an intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(j)There are no liens for Taxes upon any of the assets of the Company other than Liens described in clause (i) of the definition of Permitted Liens.

(k)The Company has not distributed stock of another Person nor had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l)The Company has not been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)No material claim has been made in writing by any Governmental Entity in a jurisdiction where the Company does not currently file a Tax Return of a certain type or pay Taxes of a certain type that the Company is or may be subject to taxation of such type by such jurisdiction.

(n)There are no outstanding shares of Company stock issued in connection with the performance of services (within the meaning of Section 83 of the Code) that immediately prior to the Effective Time are subject to a substantial risk of forfeiture (as such terms are defined in Section 83 of the Code) for which a valid election under Section 83(b) of the Code has not been made.

(o)To the knowledge of the Company, the Company has not been, is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(p)The Company has not taken any action, has not omitted to take any action, and has no knowledge of any fact or circumstance, the taking, omission, or existence of which, as the case may be, would reasonably be expected to prevent (i) the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code, or (ii) the Merger, from qualifying as a non-taxable exchange of shares of Company Common Stock for shares of Parent Common Stock within the meaning of Section 351(a) of the Code.

Section 4.16Contracts.

(a)Section 4.16(a) of the Company Disclosure Letter sets forth each contract that, as of the date of this Agreement, that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act), with respect to the Company (assuming the Company were subject to the requirements of the Exchange Act) (all such contracts, in addition to those set forth in Section 4.16(b) of the Company Disclosure Letter, “Material Contracts”).

(b)Section 4.16(b) of the Company Disclosure Letter lists the following contracts, in effect as of the date of this Agreement, which for the purposes of this Agreement shall be considered Material Contracts:

(i)each Contract relating to any agreement for indemnification or guaranty not entered into in the ordinary course of business;

(ii)each Contract containing (A) any covenant prohibiting the Company or the Surviving Company from engaging in any line of business or competing with any Person, or limiting the development, manufacture or distribution of the Surviving Company’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision in favor of a third party, or (D) any non-solicitation provision applicable to the Company, in the case of the foregoing clause (D), which are material to the Company, taken as a whole;

(iii)each Contract relating to capital expenditures and requiring payments in excess of $250,000 after the date of this Agreement pursuant to its express terms and not cancelable without penalty;

(iv)each Contract pursuant to which Guarantor has retained any right or interest that is used in or otherwise required for the operation of the Company’s business, as currently contemplated to be conducted by the Company;

(v)each contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of or payment by, or annual payments to, the Company in excess of $100,000;

(vi)each Contract relating to the disposition or acquisition of assets or any ownership interest in any Person;

(vii)each employment or independent contractor Contract or retention, severance, change in control, or deal-based bonus Employee Plan, arrangement, or Contract that covers any Company Service Provider;

(viii)  each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Liens with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(ix)each Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any Contract involving supply or distribution (identifying any that contain exclusivity provisions), (B) any Contract involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any Contract involving a dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other Contract currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any Contract pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Contracts entered into in the ordinary course of business;

(x)each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions; and

(xi)each Contract relating to leases of real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company.

(c)(i) Each Material Contract is valid and binding on the Company, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; and (ii) as of the date of this Agreement, the Company has not receive any written notice of any material default under any Material Contract by the Company or of any event or condition that has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of the Company. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto. Except as set forth in Section 4.16(c) of the Company Disclosure Letter, there are no Material Contracts that are not in written form.

Section 4.17Insurance. The Company is covered by valid and currently effective insurance policies issued in favor of the Company that are customary and adequate for companies of similar size in the industries and locations in which the Company operates. Section 4.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company, or pursuant to which the Company is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) the Company is not in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the Contemplated Transactions.

Section 4.18Properties; Assets.

(a)The Company has, and will have after giving effect to the Contemplated Transactions (including the Contribution), good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible and other assets that are necessary for the Company to conduct the business and operate as operated by Guarantor and as currently contemplated to be conducted by the Company, after taking into account the services to be provided by the Transition Services Agreement and the Manufacturing and Supply Agreement, free and clear of all Liens other than (i) Liens for Taxes and assessments not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company consistent with past practice and (iii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company as currently conducted (“Permitted Liens”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the tangible personal property currently used in the operation of the business of the Company is in good working order (reasonable wear and tear excepted).

(b)The Company has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(c)Section 4.18(c) of the Company Disclosure Letter sets forth a true and complete list of (i) all real property owned by the Company and (ii) all real property leased for the benefit of the Company.

Section 4.19   Intellectual Property.

(a)Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) patents and patent applications; (ii) trademark registrations and applications; and (iii) material copyright registrations and applications, in each case owned or licensed by the Company (collectively, “Company Registered IP”) and a true and complete list of all domain names owned or exclusively licensed by the Company. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect (A) all of the Company Registered IP is subsisting and, solely in the case of any Company Registered IP that is registered or issued, to the knowledge of the Company, valid and enforceable, (B) no Company Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is threatened with respect to any of the Company Registered IP and (C) the Company owns exclusively, free and clear of any and all Liens (other than Permitted Liens), all Company Owned IP, including all Intellectual Property created on behalf of the Company by employees or independent contractors.

(b)Section 4.19(b) of the Company Disclosure Letter accurately identifies (i) all contracts pursuant to which any Intellectual Property is licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the products and services of the Company, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between the Company and its employees in the Company’s standard form thereof), (ii) whether such contract involves the Company Registered IP licensed to the Company and (iii) whether the license or licenses granted to the Company are exclusive or nonexclusive.

(c)Section 4.19(c) of the Company Disclosure Letter accurately identifies each of the Company’s contracts pursuant to which any Person has been granted any license or covenant not sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Registered IP (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company Registered IP nonexclusively licensed to academic collaborators, suppliers, manufacturers or service providers for the sole purpose of enabling such academic collaborator, supplier, manufacturer or service provider to provide services for the Company’s benefit).

(d)The Company Registered IP constitutes all Intellectual Property owned by the Guarantor prior to the Contribution and necessary for the Company to conduct its business as currently proposed to be conducted (after giving effect to the Contribution).

(e)The Company has taken commercially reasonable measures to maintain the confidentiality of all information that constitutes or constituted a material Trade Secret of the Company, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) to the knowledge of the Company, the conduct of the businesses of the Company, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Company or currently contemplated to be sold or developed by the Company, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, (ii) the Company has not received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of the Company, no Person is infringing, misappropriating, or diluting in any material respect any Company Registered IP.

(g)Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Company has taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by the Company (the “IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of the Company, since January 1, 2022, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data and (iii) since January 1, 2022, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the IT Systems.

(h)The Company has at all times complied in all material respects with all: (i) applicable Laws, published privacy policies and contractual obligations relating to privacy, data protection, and the collection, retention, protection, and use of information that alone or in combination with other information can be used to identify an individual, household or device (“Personal Information”) collected, used, or held for use by the Company (collectively, “Privacy Laws”), (ii) since January 1, 2022, no claims have been asserted or, to the knowledge of the Company, threatened in writing against the Company alleging a violation of any Person’s privacy or Personal Information, (iii) neither this Agreement nor the consummation of the Contemplated Transactions will breach or otherwise violate any Privacy Laws and (iv) the Company has taken commercially reasonable steps to protect the Personal Information collected, used or held for use by the Company against loss and unauthorized access, use, modification or disclosure, or other misuse. The Company has contractually obligated all vendors, processors, service providers and other Persons collecting, using or otherwise processing Personal Information by or for the Company (“Data Processors”) to comply with applicable Privacy Laws and to take reasonable measures to protect Personal Information from unauthorized, access, use or disclosure. To the knowledge of the Company, no Data Processors have failed to comply with Privacy Laws with respect to the Personal Information processed on behalf of the Company.

(i)To the knowledge of the Company, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of Company Owned IP or any Intellectual Property exclusively licensed to the Company, and no Governmental Entity, university, college, other educational institution or research center has, to the knowledge of the Company, any claim or right in or to such Intellectual Property.

(j)Except as set forth on Section 4.19(j) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement, and the consummation of the Contemplated Transactions, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of the rights or obligations of the Company under any agreement under which the Company grants to any Person, or any Person grants to the Company, a license or right under or with respect to any Intellectual Property that is material to any of the businesses of the Company.

Section 4.20   State Takeover Statutes. As of the date hereof and at all times on or prior to the Effective Time, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other Contemplated Transactions and will not restrict, impair or delay the ability of Parent or Merger Sub, after the Effective Time, to vote or otherwise exercise all rights as a stockholder of the Company. No other “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Company Charter or Company Bylaws is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other Contemplated Transactions.

Section 4.21   No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 4.22   Related Party Transactions. Except as set forth on Section 4.22 of the Company Disclosure Letter, there have been no transactions, agreements, arrangements or understandings between the Company, on the one hand, and the Affiliates of the Company (including Guarantor), on the other hand that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (assuming the Company was subject to the requirements of the Exchange Act).

Section 4.23   Certain Payments. Since January 1, 2022, the Company has not, nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.24   Trade Control Laws. Since January 1, 2022, the Company has been in material compliance with all applicable import, export control, and economic and trade sanctions laws, regulations, statutes, and orders, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the “Trade Laws”) and have obtained, or are otherwise qualified to rely upon, all material import and export licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any filings with, any governmental authority required for (i) the import, export, and reexport of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals (the “Trade Approvals”). There are no pending or threatened claims against the Company, nor any actions, conditions, facts, or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals.

Section 4.25   Brokers. No broker, investment banker, financial advisor or other Person, other than as set forth on Section 4.25 of the Company Disclosure Letter, the fees and expenses of which will be paid by the Company, or following the Effective Time, Parent is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 4.26   No Other Representations and Warranties. Except for the representations and warranties contained in Article V, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, its Subsidiaries or any other Person on behalf of Parent or Merger Sub makes any representation or warranty with respect to any projections or forecasts delivered or made available to the Company or any of its Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent (including any such projections or forecasts made available to the Company and Representatives in certain “data rooms” or management presentations in expectation of the Contemplated Transactions), and the Company has not relied on any such information or any representation or warranty not set forth in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the Parent SEC Documents at least three (3) Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), each of Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.1Organization, Standing and Power.

(a)Each of Parent and Merger Sub is a corporation duly organized or other entity duly formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each of Parent and Merger Sub (x) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (y) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (y), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of Parent and its Subsidiaries, taken as a whole, or (B) materially impairs the ability of Parent or Merger Sub to consummate the Merger or any of the other Contemplated Transactions; provided, however, that in the case of clause (A) only, Parent Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (3) changes in Law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement or pendency of this Agreement, or (5) any specific action taken (or omitted to be taken) by Parent at or with the express written consent of the Company; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to Parent and its Subsidiaries, as compared to other participants in the industries in which Parent and its Subsidiaries operate.

(b)Parent has previously made available to the Company true and complete copies of the Certificate of Incorporation and bylaws of each of Parent, each of its Subsidiaries, and Merger Sub, in each case, as amended to the date of this Agreement, and each as so delivered is in full force and effect. None of Parent, its Subsidiaries, or Merger Sub is in violation of any provision of their respective Certificate of Incorporation or bylaws or equivalent governing documents.

Section 5.2Capital Stock.

(a)The authorized capital stock of Parent consists of 350,000,000 shares of Parent Common Stock and 5,000,000 shares of Parent Preferred Stock. As of the close of business on June 20, 2025 (the “Measurement Date”), (i) 41,788,096 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, all of which were validly issued, fully paid and nonassessable (which term means that no further sums are required to be paid by the holders thereof in connection with the issue of such shares) and were free of preemptive rights, (ii) zero (0) shares of Parent Common Stock were held in treasury, (iii) an aggregate of 6,424,376 shares of Parent Common Stock were subject to the exercise of outstanding Parent Options, (iv) zero (0) shares of Parent Common Stock were subject to outstanding Parent Restricted Stock Unit Awards in accordance with their respective terms, as in effect as of the date hereof, (v) zero (0) shares of Parent Common Stock were subject to the exercise of outstanding Parent Warrants and (vi) no shares of Parent Preferred Stock were issued and outstanding or held in treasury. Except as set forth above in this Section 5.2(a), Parent does not have any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or any of its Subsidiaries on any matter. Except as set forth above in this Section 5.2(a) and except for changes since the close of business on the Measurement Date resulting from the exercise of any options or vesting and settlement of outstanding Parent Restricted Stock Unit Awards as described above, as of the Measurement Date, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or any of its Subsidiaries or other voting securities or equity interests of Parent or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries or rights or interests described in the preceding clause (C), or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party or of which Parent has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries.

(b)The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding, all of which shares are beneficially owned by Parent.

(c)The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

Section 5.3Subsidiaries. Section 5.3 of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation. Each of Parent’s Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operations of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned directly by Parent, free and clear of all Liens. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. Merger Sub was formed solely for the purpose of engaging in the Merger and the other Contemplated Transactions and has engaged in no business other than in connection with the Contemplated Transactions.

Section 5.4Authority.

(a)Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other Contemplated Transactions, including the issuance of the shares of Parent Common Stock to the holders of Company Common Stock as Merger Consideration (the “Parent Common Stock Issuance”). The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger and the other Contemplated Transactions, subject to (i) assuming the Parent Common Stock is listed on Nasdaq immediately before the amendment to the Parent certificate of incorporation to effect the Reverse Stock Split is effective (the “Reverse Stock Split Proposal”), obtaining the approval of the Nasdaq Issuance Proposal and the Reverse Stock Split Proposal by the holders of a majority of the votes cast for such proposal (the “Parent Stockholder Approval”) and (ii) the approval of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b)The Parent Board, at a meeting duly called and held at which all directors of Parent were present, unanimously adopted resolutions (i) determining that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approving and declaring advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to this Agreement and the Parent Support Agreements and the Constructive Issuance, (iii) determining that the Reverse Stock Split Proposal, among other things, is advisable and in the best interests of Parent and its stockholders, and (iv) determining to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to authorize the Nasdaq Issuance Proposal, the Reverse Stock Split Proposal and the other Parent Stockholder Proposals. The board of directors of Merger Sub (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) approved and deemed advisable this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby the Contemplated Transactions.

(c)The Parent Stockholder Approval is the only vote of the holders of any class or series of the Parent Common Stock or other securities required in connection with the consummation of the Merger and the other Contemplated Transactions, including the Parent Common Stock Issuance. Other than the Parent Stockholder Approval, no vote of the holders of any class or series of the Parent Common Stock or other securities is required in connection with the consummation of any of the Contemplated Transactions to be consummated by Parent.

Section 5.5No Conflict; Consents and Approvals.

(a)Except as set forth in Section 5.5(a) of the Parent Disclosure Letter, the execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other Contemplated Transactions (including the Contribution) and compliance by each of Parent and Merger Sub with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Certificate of Incorporation or bylaws of Parent or Merger Sub, (ii) any Parent Material Contract to which Parent or Merger Sub is a party by which Parent, Merger Sub or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 5.5(b), any material Law or any rule or regulation of Nasdaq applicable to Parent or Merger Sub or by which Parent, Merger Sub or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger and the other Contemplated Transactions or compliance with the provisions hereof, except for (i) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the Contemplated Transactions, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iv) any filings required under the rules and regulations of Nasdaq and (v) such consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6SEC Reports; Financial Statements.

(a)Parent has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2022 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2022, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s principal executive officer and principal financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d)Parent has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to Parent’s auditors and audit committee is set forth as Section 5.6(d) of Parent Disclosure Letter.

(e)Since January 1, 2022, (i) neither Parent nor, to the knowledge of Parent, any of its directors, officers, employees, auditors, accountants or representatives has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or its internal accounting controls, including any material complaint, allegation, assertion or claim that Parent has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent, whether or not employed by Parent, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g)Parent is not a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or other Parent SEC Documents.

(h)Parent is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act.

Section 5.7No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent specifically and adequately accrued or reserved against in the audited balance sheet of Parent as at December 31, 2024 included in the Annual Report on Form 10-K filed by Parent with the SEC on March 31, 2025 (without giving effect to any amendment thereto filed on or after the date hereof) and (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice (none of which is a liability for a breach or default under any contract, breach of warranty, tort, infringement, misappropriation or violation of law) since December 31, 2024 that are not individually or in the aggregate material to Parent.

Section 5.8Absence of Certain Changes or Events. Except as set forth in Section 5.8 of the Parent Disclosure Letter, since December 31, 2024, (i) except in connection with the execution of this Agreement and the consummation of the Contemplated Transactions, Parent and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice; (ii) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; and (iii) neither Parent nor any of its Subsidiaries has:

(a)(i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, (ii) purchased, redeemed or otherwise acquired shares of capital stock or other equity interests of Parent or any of its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, or (iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(b)amended or otherwise changed, or authorized or proposed to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents);

(c)adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization; or

(d)changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalued any of its material assets.

Section 5.9Litigation. There is no Action (or basis therefor) pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any of its properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $100,000 and (b) does not seek injunctive or other non-monetary relief. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity. There is no Action pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Contemplated Transactions.

Section 5.10   Compliance with Law. Parent and each of its Subsidiaries are and have been in compliance in all material respects with all Laws applicable to its businesses, operations, properties or assets. Neither Parent nor any of its Subsidiaries has received, since January 1, 2022, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to its business, operations, properties, assets or Parent Products (as defined below). Parent and each of its Subsidiaries have in effect all material Permits of all Governmental Entities necessary or advisable for it to own, lease or operate its properties and assets and to carry on its business and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Contemplated Transactions.

Section 5.11   Health Care Regulatory Matters. Except as set forth in Section 5.11 of the Parent Disclosure Letter:

(a)Parent, and to the knowledge of Parent, each of its directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and at all times prior hereto were, in material compliance with all health care laws to the extent applicable to Parent or any of its products or activities, including, but not limited to the Health Care Laws, to the extent applicable to Parent. To the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b)Neither Parent nor any of its Subsidiaries is not party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(c)All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the FDA or other Governmental Entity relating to products that are regulated as biologics under Health Care Laws, including biological candidates, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed, imported, exported and/or distributed by Parent or any of its Subsidiaries (“Parent Products”), including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. Parent does not have knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws.

(d)All preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent in respect of a Parent Product for submission to the FDA or other Governmental Entity have been since January 1, 2022, and if still pending are being, conducted in compliance with research protocols and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314 and 812. No clinical trial conducted by or on behalf of Parent has been conducted using any clinical investigators who have been disqualified. Except as set forth on Section 5.11(d) of the Parent Disclosure Letter, no clinical trial conducted by or on behalf of the Company has been terminated or suspended prior to completion, and no clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of Parent has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Parent Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e)All manufacturing operations conducted by or, to the knowledge of Parent, for the benefit of Parent have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations at 21 C.F.R. Parts 210-211 and Parts 600 and 610 and FDA’s Quality System (QS) regulations at 21 C.F.R. Part 820, and all comparable foreign regulatory requirements of any Governmental Entity.

(f) Parent has not received any written communication that relates to an alleged violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any action by a Governmental Entity relating to any Health Care Laws. All Warning Letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 5.11(f) of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g)There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, or distribution relating to the Parent Products required or requested by a Governmental Entity, or other Safety Notices. All Safety Notices listed in Section 5.11(g) of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(h)Except as set forth in Section 5.11(h) of the Parent Disclosure Letter, there are no unresolved Safety Notices, and to the knowledge Parent, there are no facts or circumstances that would be reasonably likely to result in a Safety Notice with respect to the Parent Products or a termination or suspension of developing and testing of any of the Parent Products.

(i)Neither Parent, nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its FDA Ethics Policy. None of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(j) All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by Parent have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(k)Neither Parent nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent has committed any act, made any statement or failed to make any statement that violates the Federal Anti-Kickback Statute, 28 U.S.C. § 1320a-7b, the Federal False Claims Act, 31 U.S.C. § 3729, other Health Care Laws, or any other similar federal, state, or ex-U.S. law applicable in the jurisdictions in which the Parent Products are sold or intended to be sold.

(l) Neither Parent nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Parent Products are sold or intended to be sold. Neither Parent nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.]

Section 5.12   Benefit Plans.

(a)Section 5.12(a) of the Parent Disclosure Letter contains a true, correct, and complete list of each material Parent Plan.

(b)Parent has provided or made available to the Company a current, accurate and complete copy of each material Parent Plan, or if such Parent Plan is not in written form, a written summary of all of the material terms of such Parent Plan. With respect to each Parent Plan, Parent has furnished or made available to the Company a current, accurate and complete copy of, to the extent applicable: (i) all documents embodying or governing such Parent Plan and any related trust agreement or other funding instrument, (ii) the most recent determination letter of the IRS, (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the employees of Parent or any of its Subsidiaries concerning the extent of the benefits provided under a Parent Plan, (iv) all non-routine correspondence to and from any governmental agency, and (v) for the three most recent years and as applicable (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) nondiscrimination testing results and (D) actuarial valuation reports.

(c)Neither Parent, its Subsidiaries or any member of their Controlled Group has ever sponsored, maintained, contributed to, or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a Multiemployer Plan, (ii) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, (iii) any “multiple employer plan” as defined in Section 413 of the Code or Section 210 of ERISA, (iv) a “funded welfare benefit plan” within the meaning of Section 419 of the Code or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(d)With respect to the Parent Plans:

(i)each Parent Plan is and has been established, operated and administered in all material respects with its terms and materially complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii)no Parent Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program;

(iii)each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of Parent since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred to the knowledge of Parent that would reasonably be expected to result in the loss of the qualified status of such Parent Plan;

(iv)there is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Plans, any fiduciaries thereof with respect to their duties to Parent Plans or the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits);

(v)none of the Parent Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA, and neither Parent nor any members of its Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of Parent (either individually or to Parent employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(vi)all payments and/or contributions required to have been timely made with respect to all Parent Plans either have been made or have been accrued in accordance with the terms of the applicable Parent Plan and applicable law;

(vii)  each Parent Plan is subject exclusively to United States Law; and

(viii)  the execution and delivery of this Agreement, the Parent Stockholder Approval, and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(e)Neither Parent nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan (including any Parent Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the Contemplated Transactions (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(f) Each Parent Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) complies in both form and operation in all material respects with the requirements of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) and all applicable IRS guidance issued with respect thereto (and has so complied for the entire period during which Section 409A of the Code has applied to such Parent Plan) so that no amount paid or payable pursuant to any such Parent Plan is subject to any additional Tax or interest under Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law).

(g)No Parent Plan provides major medical health or long-term disability benefits that are not fully insured through an insurance contract.

Section 5.13   Labor and Employment Matters.

(a)Parent and each of its Subsidiaries are and, since January 1, 2022, have been in compliance in all material respects with all applicable Laws relating to labor or employment matters, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation, the collection and payment of withholding and/or payroll Taxes and similar Taxes, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, restrictive covenants, pay equity, information privacy and security, and continuation coverage with respect to group health plans. Since January 1, 2022, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees.

(b)No employee of Parent or any of its Subsidiaries is, or since January 1, 2022 has been, covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of Parent, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of Parent or any of its Subsidiaries. There are no and since January 1, 2022 there has not been any: (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of Parent no such representations, claims or petitions are threatened, (ii) representations, claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c)Since January 1, 2022, (i) neither Parent nor any of its Subsidiaries has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Parent or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither Parent nor any of its Subsidiaries has not engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. Parent and its Subsidiaries properly classify and for the two (2) years immediately preceding the date hereof have properly classified its and their (i) employees as exempt or non-exempt in accordance with applicable overtime laws, (ii) contingent workers in accordance with applicable law and (iii) workers as employees or non-employees (e.g., consultants, independent contractors), in accordance with applicable law.

(d)Except as set forth on Section 5.13(d) of the Parent Disclosure Letter, with respect to any current or former employee, officer, consultant or other service provider of Parent, there are no Actions against Parent or any of its Subsidiaries pending, or to the knowledge of Parent, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of Parent, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification, contractor classification, wages, hours, and benefits or any other employment related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in Parent incurring a material liability.

(e)Except as set forth on Section 5.13(e) of the Parent Disclosure Letter or with respect to any Parent Plan (which subject is addressed in Section 5.12 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which Parent or any of its Subsidiaries is a party.

(f) Since January 1, 2022, no allegations of harassment or unlawful discrimination (with respect to any category protected by applicable law, including, without limitation, sexual harassment), retaliation on the basis of protected activity (including as a whistleblower) or protected class status in accordance with applicable law, or other material misconduct relating to the workplace have been made, initiated, filed or, to the knowledge of Parent, threatened against or involving Parent or any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees.

(g)No employee or other worker of Parent is subject to any service relationship that is not “at-will” or that is terminable on more than 30 days’ notice.

Section 5.14   Environmental Matters.

(a)Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have conducted its businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) Parent and its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of Parent or any of its Subsidiaries under applicable Environmental Laws; (iv) Parent and its Subsidiaries have not received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that Parent or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries at any location and, to the knowledge of Parent, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Parent or any of its Subsidiaries under any Environmental Law; and (vi) neither Parent or any of its Subsidiaries nor any of their properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

Section 5.15   Taxes.

(a)Parent and its Subsidiaries have (i) filed all income and other material Tax Returns required to be filed by or on behalf of them (taking into account any applicable extensions) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) timely paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to them, whether or not such Taxes were shown as due on such Tax Returns.

(b)All material Taxes not yet due and payable by Parent as of the date of the balance sheet included in the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents have been, in all respects, properly accrued in accordance with GAAP on the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, and such financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by Parent through the date of such financial statements. Since the date of financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, neither Parent nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the ordinary course of business consistent with past practice.

(c)Neither Parent nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired (other than in connection with automatic extensions to file Tax Returns obtained in the ordinary course of business).

(d)No material Tax Action with respect to Taxes or any Tax Return of Parent or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing and to the knowledge of Parent, no such Tax Action is being contemplated. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against Parent or any of its Subsidiaries by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e)Subject to exceptions as would not be material, Parent and its Subsidiaries have timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f)Neither Parent nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulations § 1.6011-4(b)(2).

(g)Neither Parent nor any of its Subsidiaries (i) is a party to or bound by, or has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation other than any Ordinary Course Agreement; (ii) is or has been a member of a group (other than a group the common parent of which is Parent) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has liability for the Taxes of any Person (other than Parent or its Subsidiaries) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, by Contract, or otherwise by operation of Law; or (iv) is or has been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h)No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any Governmental Entity with respect to Parent or any of its Subsidiaries which rulings remain in effect.

(i)Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, other than in respect of such amounts received in the ordinary course of business, or (v) to the knowledge of Parent, an intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(j)There are no liens for Taxes upon any of the assets of Parent or any of its Subsidiaries other than Liens described in clause (i) of the definition of Permitted Liens.

(k)Neither Parent nor any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l) Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)No material claim has been made in writing by any Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return of a certain type or pay Taxes of a certain type that Parent is or may be subject to taxation of such type by such jurisdiction.

(n)There are no outstanding shares of Parent stock issued in connection with the performance of services (within the meaning of Section 83 of the Code) that immediately prior to the Effective Time are subject to a substantial risk of forfeiture (as such terms are defined in Section 83 of the Code) for which a valid election under Section 83(b) of the Code has not been made.

(o)To the knowledge of Parent, neither Parent nor any of its Subsidiaries has been, is, or immediately prior to the Effective Time will be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(p)Neither Parent nor any of its Subsidiaries has taken any action, has omitted to take any action, or has knowledge of any fact or circumstance, the taking, omission, or existence of which, as the case may be, would reasonably be expected to prevent (i) the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code, or (ii) the Merger, from qualifying as a non-taxable exchange of shares of Company Common Stock for shares of Parent Common Stock within the meaning of Section 351(a) of the Code.

Section 5.16   Contracts.

(a)Except for any Parent Plans (which are the subject of Section 5.12), except as set forth in the Parent SEC Documents publicly available prior to the date of this Agreement, and except for any agreement or contract, the expenses and obligations under which are included in the calculation of Net Cash, Parent is not a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) (all such contracts including those set forth in Section 5.16(b) of the Parent Disclosure Letter, “Parent Material Contracts”).

(b)Section 5.16(b) of the Parent Disclosure Letter lists the following contracts, which for the purposes of this Agreement shall be considered Parent Material Contracts:

(i)each Contract relating to any agreement of indemnification or guaranty not entered into in the ordinary course of business;

(ii)each Contract containing any covenant prohibiting Parent, its Subsidiaries or the Surviving Company from engaging in any line of business or competing with any Person;

(iii)each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(iv)each Contract relating to the disposition or acquisition of material assets or any ownership interest in any Person;

(v)each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Liens with respect to any assets of the Parent or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Parent;

(vi)each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Parent in connection with the Contemplated Transactions;

(vii)  each Contract to which the Parent is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Parent in excess of $250,000 or pursuant to which the Company has outstanding unpaid obligations in excess of $250,000; and

(viii)  each Contract relating to leases of real properties with respect to which the Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries.

(c) Each Parent Material Contract is valid and binding on Parent, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) Parent, and, to the knowledge of Parent, each other party thereto, has performed all material obligations required to be performed by it under each Parent Material Contract; and (iii) there is no material default under any Parent Material Contract by Parent or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of Parent or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent received any notice of any such material default, event or condition. Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments thereto. Except as set forth in Section 5.16(c) of the Parent Disclosure Letter, there are no Parent Material Contracts that are not in written form. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to the Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

Section 5.17   Insurance. Each of Parent and its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of Parent or its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which Parent and its Subsidiaries operate. Section 5.17 of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of Parent or any of its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the Contemplated Transactions.

Section 5.18   Properties.

(a)Parent and its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for Parent and its Subsidiaries to conduct its businesses as currently conducted, free and clear of all Liens other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the tangible personal property currently used in the operation of the business of Parent and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b)Each of Parent and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c)Section 5.18(c) of the Parent Disclosure Letter sets forth a true and complete list of (i) all real property owned by Parent or any of its Subsidiaries and (ii) all real property leased for the benefit of Parent or any of its Subsidiaries.

Section 5.19   Intellectual Property.

(a)Section 5.19(a) of the Parent Disclosure Letter sets forth a true and complete list of all (i) patents and patent applications; (ii) trademark registrations and applications; and (iii) material copyright registrations and applications, in each case owned or licensed by Parent and its Subsidiaries (collectively, “Parent Registered IP”) and a true and complete list of all domain names owned or exclusively licensed by Parent and its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (i) all of the Parent Registered IP is subsisting and, solely in the case of any Parent Registered IP that is registered or issued and to the knowledge of Parent, valid and enforceable, (ii) no Parent Registered IP, is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Parent, no such action is threatened with respect to any of the Parent Registered IP and (iii) Parent and its Subsidiaries own exclusively, free and clear of any and all Liens (other than Permitted Liens), all Parent Owned IP, including all Intellectual Property created on behalf of Parent or its Subsidiaries by employees or independent contractors.

(b)Parent and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes or constituted a material Trade Secret of Parent and its Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information.

(c)Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, the conduct of the businesses of Parent and its Subsidiaries, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Parent or any of its Subsidiaries, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, (ii) neither Parent nor any of its Subsidiaries have received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of Parent, no Person is infringing, misappropriating, or diluting in any material respect any Parent Registered IP.

(d)Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by Parent or any of its Subsidiaries (the “Parent IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of Parent, during the past two (2) years, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data, and (iii) during the past two (2) years, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the Parent IT Systems.

(e)Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, Parent and its Subsidiaries have at all times complied in all material respects with all applicable Privacy Laws, (ii) during the past two (2) years since the Effective Time, no claims have been asserted or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries alleging a violation of any Person’s privacy or Personal Information, (iii) neither this Agreement nor the consummation of the Contemplated Transactions will breach or otherwise violate any Privacy Laws and (iv) Parent and its Subsidiaries have taken commercially reasonable steps to protect the Personal Information collected, used or held for use by Parent or any of its Subsidiaries against loss and unauthorized access, use, modification or disclosure, or other misuse.

(f)To the knowledge of Parent, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Parent Owned IP or any Intellectual Property exclusively licensed to Parent or any of its Subsidiaries, and no Governmental Entity, university, college, other educational institution or research center has, to the knowledge of Parent, any claim or right in or to such Intellectual Property. Except as set forth on Section 5.19(f) of the Parent Disclosure Letter, the execution, delivery and performance by Parent of this Agreement, and the consummation of the Contemplated Transactions, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of the rights or obligations of Parent or any of its Subsidiaries under any agreement under which Parent or any of its Subsidiaries grants to any Person, or any Person grants to Parent or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property that is material to any of the businesses of Parent or any of its Subsidiaries.

Section 5.20   Related Party Transactions. Since January 1, 2022 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and the Affiliates of Parent or any of its Subsidiaries, on the other hand that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Parent SEC Documents.

Section 5.21   Certain Payments. For the five (5) years immediately preceding the date hereof, neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any of their directors, executives, representatives, agents or employees (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 5.22   Trade Control Laws. Since January 1, 2022, Parent and its Subsidiaries have been in material compliance with all applicable Trade Laws and have obtained, or are otherwise qualified to rely upon, all material Trade Approvals. There are no pending or threatened claims against the Parent or its Subsidiaries, nor any actions, conditions, facts or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals.

Section 5.23   Brokers. No broker, investment banker, financial advisor or other Person, other than Lucid Capital Markets, LLC, the fees and expenses of which will be paid by Parent or any of its Subsidiaries, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent, any of its Subsidiaries or any of its Affiliates. Parent has furnished to Company a true and complete copy of any Contract between Parent and Lucid Capital Markets, LLC pursuant to which Lucid Capital Markets, LLC, could be entitled to any payment from Parent relating to the Contemplated Transactions.

Section 5.24   Opinion of Financial Advisor. Parent Board has received the opinion of Lucid Capital Markets, LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Parent, a signed true and complete copy of which opinion has been or will promptly be provided on a non-reliance basis to the Company.

Section 5.25   State Takeover Statutes. No Takeover Laws or any similar anti-takeover provision in the Certificate of Incorporation or bylaws of Parent applicable to Parent is, or at the Effective Time will be, applicable to this Agreement, the Merger, the Parent Common Stock Issuance, or any of the other Contemplated Transactions. The Parent Board and the Merger Sub board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, and to the consummation of the Contemplated Transactions.

Section 5.26   No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, each of Parent and Merger Sub acknowledges and agrees that none of the Company or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company, or any other Person on behalf of the Company makes any representation or warranty with respect to any projections or forecasts delivered or made available to Parent, Merger Sub or any of their respective Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company (including any such projections or forecasts made available to Parent, Merger Sub or any of their respective Representatives in certain “data rooms” or management presentations in expectation of the Contemplated Transactions), and none of Parent or Merger Sub has relied on any such information or any representation or warranty not set forth in Article IV.

ARTICLE VI

COVENANTS

Section 6.1Operation of Parent’s Business.

(a)Except (i) as expressly contemplated or permitted by this Agreement, (ii) as expressly required by applicable Law, (iii) in connection with the winding down of Parent’s prior research and development activities (including the termination of employees, independent contractors, service providers, and ongoing contractual obligations related to Parent’s current products or product candidates, as well as any Parent Legacy Transaction) (but in all cases of this clause (iii), in consultation with the Company and subject to the Company’s prior written consent, not to be unreasonably withheld, conditioned or delayed) or (iv) unless the Company shall otherwise consent in writing (email being sufficient), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time (the “Pre-Closing Period”), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in material compliance with the applicable Law and the requirements of all Contracts that constitute Parent Material Contracts and (y) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) when due and payable.

(b)Except (i) as expressly contemplated or permitted by this Agreement or the Securities Purchase Agreement, a Permitted Stock Purchase Agreement or any Parent Legacy Transaction, (ii) as set forth in Section 6.1(b) of the Parent Disclosure Letter, (iii) as required by applicable Law, (iv) in connection the winding down of Parent’s prior research and development activities (including the termination of employees, independent contractors, service providers, and ongoing contractual obligations related to Parent’s current products or product candidates) (but in all cases of this clause (iv), in consultation with the Company and subject to the Company’s prior written consent, not to be unreasonably withheld, conditioned or delayed) or (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for any CVR, or shares of Parent Common Stock from terminated employees, directors or consultants of Parent in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Parent or any of its Subsidiaries);

(ii)sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Parent Common Stock issued upon the valid exercise or settlement of outstanding Parent Options, Parent Warrants or Parent Restricted Stock Unit Awards, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii)except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv)form any Subsidiary (other than Merger Sub) or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

(v)(A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities or others or (D) other than the incurrence or payment of Transaction Expenses, make any capital expenditure or commitment;

(vi)other than as expressly required by applicable Law or the terms of any Parent Plan in effect as of the date of this Agreement: (A) adopt, establish or enter into any Parent Plan, including, for the avoidance of doubt, any equity award plans, (B) cause or permit any Parent Plan to be amended other than as required by Law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Parent Plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire or terminate (other than for cause, or absent such a definition of cause, for conduct that the Parent or such Subsidiary determines in good faith constitutes material misconduct) any officer, employee or consultant;

(vii)  enter into any transaction outside the Ordinary Course;

(viii)  acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its material assets or properties, or grant any Lien with respect to such assets or properties (other than the disposition of Parent Legacy Assets, subject to and in accordance with Section 7.17);

(ix)   make, change or revoke any material Tax election; file any amended income or other material Tax Return; settle or compromise any material Tax claim; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Governmental Entity; surrender any material claim for refund; or adopt or change any material accounting method in respect of Taxes;

(x)waive, settle or compromise any pending or threatened Action against Parent or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Parent or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Parent or any of its Subsidiaries;

(xi)    delay or fail to repay when due, any obligation, including accounts payable and accrued expenses;

(xii)   forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiii)  sell, assign, transfer, license, sublicense or otherwise dispose of any Intellectual Property of the Parent;

(xiv)  terminate or modify in any respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xv)   enter into, amend, terminate, or waive any option or right under, any Parent Material Contract or Contract that would be deemed to be a Parent Material Contract if entered into on or prior to the date hereof;

(xvi)   other than the incurrence or payment of any Transaction Expenses, make any expenditures, incur any liabilities or discharge or satisfy any obligations;

(xvii) enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, exercise any extension or expansion right under or violate or terminate any of the terms of any real property leases of Parent;

(xviii) other than as expressly required by Law or GAAP, take any action to change accounting policies or procedures;

(xix)   (A) change pricing or royalties or other payments set or charged by Parent or any of Subsidiaries to its customers or licensees or (B) agree to change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent or any of its Subsidiaries; or

(xx)   agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c)Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 6.1), Parent may engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) and/or winding down of, and/or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Parent Legacy Assets (each, an “Parent Legacy Transaction”); provided, however, that to the extent any Parent Legacy Transaction results in any monetary or other material obligations of Parent or otherwise or which could cause Parent to incur any material liability that could extend beyond Closing or contemplates that any consideration paid in respect thereof is in anything other than immediately available cash, or otherwise interferes with or delays in any manner the ability of Parent to perform its obligations under this Agreement or timely consummate the transactions contemplated hereby, Parent shall procure prior written consent of the Company prior to entering into any Parent Legacy Transaction. Notwithstanding anything to the contrary herein, Parent (i) shall permit the Company and its counsel to review and comment on the transaction documents related to the Parent Legacy Transaction; (ii) shall consider any such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith; and (iii) shall not sign any agreements, contracts or other definitive documents (not including term sheets or letters of intent) related to Parent Legacy Transaction without first providing the Company and its counsel the opportunity to exercise their rights under clauses (i) and (ii) above.

Section 6.2Operation of Company’s Business.

(a)Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.2(a) of the Company Disclosure Letter, (iii) as expressly required by applicable Law or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course and in material compliance with the applicable Law and the requirements of all Contracts that constitute Material Contracts.

(b)Except (i) as set forth in Section 6.2(b) of the Company Disclosure Letter, (ii) as expressly required by applicable Law or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii)sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any of the foregoing actions: (A) any capital stock or other security, (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii)amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv)form any Subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

(v)(A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities;

(vi)sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Lien with respect to such assets or properties;

(vii)   waive, settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by the Company or any of its Subsidiaries;

(viii)  delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the Ordinary Course;

(ix)   make, change or revoke any material Tax election; file any amended income or other material Tax Return; settle or compromise any material Tax claim; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Governmental Entity; surrender any material claim for refund; or adopt or change any material accounting method in respect of Taxes;

(x)sell, assign, transfer, license, sublicense or otherwise dispose of any Intellectual Property of the Company; or

(xi)agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 6.3Access and Investigation.

(a)Subject to the terms of the Confidentiality Agreement, which the parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable advance written notice and during normal business hours, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such party’s Representatives to: (a) provide the other party and such other party’s Representatives with reasonable access during normal business hours to such party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such party and its Subsidiaries, (b) provide the other party and such other party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data and other documents and information relating to such party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such party and its Subsidiaries as the other party may reasonably request, (c) permit the other party’s officers and other employees to meet with the chief financial officer and other officers and managers of such party responsible for such party’s financial statements and the internal controls of such party to discuss such matters as the other party may deem necessary and (d) make available to the other party copies of any material notice, report or other document filed with or sent to or received from any Governmental Entity in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 6.3(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party.

(b)Notwithstanding anything herein to the contrary in this Section 6.3(b), no access or examination contemplated by this Section 6.3(b) shall be permitted to the extent that it would require any party or its Subsidiaries (i) to waive the attorney-client privilege or attorney work product privilege, (ii) violate any applicable Law or (iii) breach such party’s confidentiality obligations to a third party; provided, that such party or its Subsidiary (A) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (B) shall provide to the other party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information), (C) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other party in order that all such information may be provide to the other party without causing such violation or waiver, and (D) in the case of subsection (iii) above, upon the other party’s reasonable request, such party shall use its reasonable efforts to obtain such third party’s consent to permit such other party access to such information, subject to appropriate confidentiality protections. In addition, no access or examination contemplated by this Section 6.3 shall be permitted to the extent that it would require any party or its Subsidiaries, except as otherwise expressly required by this Agreement, to provide (A) information to the other party that relates to the negotiation of this Agreement, (B) information to the other party that relates to any process a party has conducted with any financial advisor or other communications with any Persons in connection therewith, or (C) minutes of the meetings of the board of directors of a party or any committee thereof discussing the transactions contemplated hereby.

Section 6.4No Solicitation.

(a)Each of Parent (except as it relates to the Concurrent Investment and any Parent Legacy Transaction) and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any nonpublic information regarding such party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 7.2 and Section 7.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the following; provided, however, that, notwithstanding anything contained in this Section 6.4 and subject to compliance with this Section 6.4, prior to obtaining the Parent Stockholder Approval, Parent may furnish nonpublic information regarding Parent and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Parent Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal was not obtained or made as a direct or indirect result of any breach of this Agreement, (B) the Parent Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, Parent provides the Company written notice of the identity of such Person and of Parent’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) Parent receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 6.4 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6.4 by such party for purposes of this Agreement.

(b)If any party or any Representative of such party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such party shall promptly (and in no event later than one (1) Business Day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such party shall keep the other party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c)Each party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person as soon as reasonably practicable after the date of this Agreement.

Section 6.5Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Action against or involving or otherwise affecting such party or its Subsidiaries is commenced, or, to the knowledge of such party, threatened against such party or, to the knowledge of such party, any director, officer or employee of such party, (c) such party becomes aware of any inaccuracy in any representation or warranty made by such party in this Agreement or (d) the failure of such party to comply with any covenant or obligation of such party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VII or Article VIII, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company or Parent in this Agreement or (y) determining whether any condition set forth in Article VII or Article VIII has been satisfied. Any failure by either party to provide notice pursuant to this Section 6.5 shall not be deemed to be a breach for purposes of Section 8.2(b) and Section 8.3(b), as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6.6[RESERVED].

Section 6.7[RESERVED].

Section 6.8Parent ESPP. As soon as reasonably practicable following the date of this Agreement, the Parent Board shall adopt appropriate resolutions to provide that (a) no offering periods or purchase periods shall be commenced following or in addition to the offering period underway as of the date hereof under the Parent ESPP (the “Current Offering Period”), (b) no payroll deductions or other contributions shall be made or effected after the Current Offering Period with respect to the Parent ESPP after the date of such resolutions, and (c) the Current Offering Period shall be terminated and each Parent ESPP participant’s accumulated contributions under the Parent ESPP shall be returned to the participant in accordance with the terms of the Parent ESPP.

Section 6.9Parent 401(K) Plan. If requested by the Company in writing at least ten (10) Business Days prior to the Closing Date, the Parent Board or an authorized committee thereof shall take (or cause to be taken) all actions to adopt such resolutions as may be necessary or appropriate to terminate, effective no later than the day prior to the Closing Date but subject to the Closing, any Parent Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Parent 401(k) Plan”). If Parent is required to terminate any Parent 401(k) Plan, then Parent shall provide to the Company prior to the Closing Date written evidence of the adoption by the Parent Board or an authorized committee thereof of resolutions authorizing the termination of such Parent 401(k) Plan (the form and substance of which shall be subject to the reasonable prior review and approval of the Company, not to be unreasonably withheld, conditioned or delayed).

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1Registration Statement; Proxy Statement.

(a)As promptly as practicable (but in any event, no later than July 18, 2025), (i) Parent shall prepare, and file with the SEC a proxy statement relating to the Parent Stockholders Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued by virtue of the Contemplated Transactions, other than any shares of Parent Capital Stock which are not permitted to be registered on Form S-4 pursuant to applicable Law. Parent shall use its reasonable best efforts to (i) cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, and (iii) respond promptly to any comments or requests (written or oral) of the SEC or its staff relating to the Registration Statement. Parent shall promptly notify the Company upon the receipt of any comments or requests (written or oral) from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Registration Statement. Parent shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Capital Stock pursuant to the Contemplated Transactions. Each of the parties shall reasonably cooperate with the other party and furnish all information concerning itself and their Affiliates, as applicable, to the other parties that is required by law to be included in the Registration Statement as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement.

(b)Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the DGCL, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company, concerning itself, to Parent for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other party or any of their Representatives regarding such other party or its Affiliates for inclusion therein.

(c)Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable (but in any event no later than two (2) Business Days) after the Registration Statement is declared effective under the Securities Act.

(d)If at any time before the Effective Time (i) any party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement; then, in each case such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other parties in filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments and each party shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Parent shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Capital Stock issuance in connection with the Contemplated Transactions for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(e)The Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Without limiting the Company’s obligations in Section 7.1(a), the Company will use commercially reasonable efforts to cause to be delivered to Parent a letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(f) The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Registration Statement will be made by Parent, in each case, without the prior consent of the Company, which shall not be unreasonably withheld, conditioned or delayed.

(g)As promptly as reasonably practicable (and in no event by July 9, 2025), the Company shall furnish to Parent (i) audited financial statements for each of its fiscal years required to be included in the Registration Statement (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto and except, in the case of any unaudited financial statements, to normal year-end audit adjustments) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

Section 7.2Company Stockholder Approval.

(a)Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than one (1) Business Day thereafter, the Company shall solicit for approval the Company Stockholder Approval. Under no circumstances shall the Company assert that any other approval or consent (including with respect to any approval by Guarantor) is necessary to approve this Agreement and the Contemplated Transactions.

(b)The Company agrees that subject to Section 7.2(c): (i) the Company Board shall recommend that the Company’s sole stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 7.2(a) (the recommendation of the Company Board that the Company’s sole stockholder vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).

(c)Notwithstanding anything to the contrary contained in Section 7.2(b), and subject to compliance with Section 6.4 and Section 7.2, if at any time prior to approval and adoption of this Agreement by the Company Stockholder Approval, the Company receives a bona fide written Superior Offer, the Company Board may make a Company Board Adverse Recommendation Change if, but only if, in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Parent desires to negotiate) and (3) if after Parent shall have delivered to the Company an irrevocable written offer to alter the terms or conditions of this Agreement during the Company

Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Company Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Company Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Company Notice Period following such notification during which the parties shall comply again with the requirements of this Section 7.2(c) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended (it being understood that there may be multiple extensions).

Section 7.3Parent Stockholders’ Meeting.

(a)Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock (the “Parent Stockholder Meeting”) to consider and obtain the Parent Stockholder Approval and thereby approve the Contemplated Transactions and the Parent Charter Amendment and, if deemed necessary by Parent, any Parent Legacy Transaction (the “Parent Stockholder Proposals”). The Parent Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably determines in good faith that (i) it will not receive proxies sufficient to obtain the Parent Stockholder Approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned by more than an aggregate of thirty (30) days in connection with any postponements or adjournments. Except as required by applicable Law, in no event shall the record date of the Parent Stockholders’ Meeting be changed without Company’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

(b)Parent agrees that, subject to Section 7.3(c), (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Proposals and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 7.3(a) above and (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Proposal (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”) and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company, and no resolution by the Parent Board or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

(c)Notwithstanding anything to the contrary contained in Section 7.3(b), and subject to compliance with Section 6.4 and Section 7.3, at any time prior to the approval of the Parent Stockholder Proposal by the Parent Stockholder Approval, (i) if Parent receives a bona fide written Superior Offer or (ii) as a result of a material development or change in circumstances that was not known to, or reasonably foreseeable by, the Parent Board prior to the date hereof (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement (a “Parent Intervening Event”), the Parent Board may make a Parent Board Adverse Recommendation Change if, but only if in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Parent Board determines in good faith, after consulting with outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent the Company desires to negotiate) and (3) if after the Company shall have delivered to Parent an irrevocable written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four (4) Business Days in advance of the Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 7.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of a Parent Intervening Event, Parent promptly notifies the Company, in writing, within the Parent Notice Period before making a Parent Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Parent Intervening Event and that the Parent Board intends to make a Parent Board Adverse Recommendation Change.

(d)Unless this Agreement is validly terminated pursuant to Section 9.1(j), Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 7.3(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Parent Board Recommendation or any Parent Board Adverse Recommendation Change.

(e)Nothing contained in this Agreement shall prohibit Parent or the Parent Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

Section 7.4Efforts; Transaction Litigation.

(a)The parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or Contract, or otherwise) by such party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummations of this Agreement.

(b)Notwithstanding the generality of the foregoing, each party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any Governmental Entity with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Entity.

(c)Without limiting the generality of the foregoing, Parent shall give the Company prompt (but not later than within two (2) Business Days) written notice of any “demand letter” or any litigation initiated, or threatened or in writing against Parent and/or its directors relating to this Agreement or the Contemplated Transactions (the “Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep the Company reasonably informed with respect to the status thereof. Subject to the penultimate sentence of this Section 7.4(c), Parent shall, on behalf of the parties hereto, control and lead all communications and strategy relating to any Transaction Litigation, subject to this Section 7.4(c). Parent will (i) give the Company the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation, (ii) consult with the Company with respect to the defense, settlement and prosecution of any Transaction Litigation, (iii) consider in good faith the Company’s advice with respect to such Transaction Litigation and (iv) will not settle or consent or agree to settle or compromise any Transaction Litigation without the Company’s prior written consent (which such consent shall not be unreasonably withheld or delayed). Without otherwise limiting the rights of current or former directors and officers of Parent with regard to the right to counsel, following the Effective Time, current or former directors and officers of Parent with rights to indemnification as described in Section 7.5 shall be entitled to retain any counsel selected by such indemnified parties to defend any Transaction Litigation as it relates to such indemnified parties in accordance with Section 7.5.

Section 7.5Indemnification, Exculpation and Insurance.

(a)From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Company shall indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all demands, claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, Action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of fees, costs and expenses incurred in the defense of any such demand, claim, Action, suit, proceeding or investigation from each of Parent and the Surviving Company, jointly and severally, upon receipt by Parent or the Surviving Company from the D&O Indemnified Party of a request therefor; provided, that any such D&O Indemnified Party to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such D&O Indemnified Party is not entitled to indemnification. Such undertaking, if required, shall be unsecured and made without reference to the D&O Indemnified Party’s ability to repay such advances or, except as may be limited by applicable Law, ultimate entitlement to indemnification. No other form of undertaking shall be required. All rights to indemnification, exculpation and advancement of expenses or other protection in respect of any claim asserted or made, and for which a D&O Indemnified Party delivers a written notice to Parent or the Surviving Company prior to the sixth (6th) anniversary of the Effective Time asserting a claim for such protections pursuant to this Section 7.5, shall continue until the final disposition of such claim.

(b)The provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Company shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c)From and after the Effective Time, (i) the Surviving Company shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s organizational documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to demands, claims, Actions, suits, proceedings or investigations whether asserted or claimed prior to, at or after the Effective Time, arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s organizational documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to demands, claims, Actions, suits, proceedings or investigations whether asserted or claimed prior to, at or after the Effective Time, arising out of matters occurring at or prior to the Effective Time.

(d)From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, exclusions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Parent by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Parent’s initial public offering of shares of Parent Common Stock); provided, that, in satisfying its obligation under this Section 7.5(d), neither Parent nor the Surviving Company shall be obligated to pay annual premiums in excess of 300% of the annual premium most recently paid by Parent prior to the date of this Agreement for such insurance (the “Current Premium”) and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then Parent shall, and shall cause the Surviving Company to, maintain policies of insurance that, in Parent’s and the Surviving Company’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium.

(e)The provisions of this Section 7.5 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(f) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.5. Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 7.5.

Section 7.6Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be necessary or appropriate to cause the acquisitions of Parent Capital Stock (including derivative securities with respect to such Parent Common Stock) resulting from the Contemplated Transactions by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b promulgated under the Exchange Act.

Section 7.7Disclosure. The parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Parent’s Form 8-K announcing the execution and delivery of this Agreement. Without limiting any party’s obligations under the Confidentiality Agreement, no party shall, and no party shall permit any of its Subsidiaries or any of its Representatives to, issue any press release or make any disclosure (to any customers or employees of such party, to the public or otherwise) regarding the Contemplated Transactions unless (a) the other party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is requited by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such party advises the other party of, and consults with the other party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements made by the Company or Parent in compliance with this Section 7.7. Notwithstanding the foregoing, a party need not consult with any other parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 7.3(d) or with respect to any Acquisition Proposal, Company Board Adverse Recommendation Change, Parent Board Adverse Recommendation Change, or pursuant to Section 7.3(e).

Section 7.8Listing. From the date hereof until the Effective Time, Parent shall use commercially reasonable efforts to maintain its existing listing on Nasdaq until the Effective Time. At or prior to the Effective Time, (a) Parent and the Company shall reasonably cooperate to seek approval of the listing of the combined corporation on Nasdaq, (b) in accordance with the rules and regulations of Nasdaq, prepare and submit (with the prior approval of the Company) to Nasdaq a notification form for the listing of shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Stock Split (if required) and submit a copy of the amendment to Parent’s certificate of incorporation effecting the Nasdaq Reverse Stock Split, certified by the Secretary of State of the State of Delaware to Nasdaq on the Closing Date. In accordance with Nasdaq Marketplace Rule 5110, the Company shall prepare and file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”), and from the date hereof until the Effective Time, Parent shall assist the Company in preparing and filing such Nasdaq Listing Application and to seek to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each party will reasonably promptly inform the other party of all verbal or written communications between Nasdaq and such party or its Representatives. Parent will cooperate with the Company as reasonably requested by the Company with respect to the Nasdaq Listing Application and use commercially reasonable efforts to reasonably promptly furnish to the Company all information concerning Parent that may be required or reasonably requested in connection with any action contemplated by this Section 7.8.

Section 7.9Tax Matters.

(a)The parties intend that (i) the Merger shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the Merger shall qualify as a non-taxable exchange of shares of Company Common Stock for shares of Parent Common Stock within the meaning of Section 351(a) of the Code. Each of Parent, Merger Sub and the Company shall use reasonable best efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any of their Affiliates to, take any action or cause any action to be taken which to its knowledge would reasonably be expected to (A) prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code or (B) prevent or impede the Merger from qualifying as a non-taxable exchange of shares of Company Common Stock for shares of Parent Common Stock within the meaning of Section 351(a) of the Code (the “U.S. Tax Treatment”). This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of Parent, Merger Sub and the Company shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger.

(b)If, in connection with the preparation and filing of the Registration Statement or any other filing required by applicable Law or the SEC’s review thereof, the SEC requests or requires that a tax opinion with respect to the U.S. federal income tax consequences of the Merger and the intended U.S. Tax Treatment be prepared and submitted (a “Tax Opinion””), (i) Parent and the Company shall each use their respective reasonable best efforts to deliver to Wilmer Cutler Pickering Hale and Dorr LLP, counsel to Parent, and to Goodwin Procter LLP, counsel to the Company, customary Tax representation letters satisfactory to each such counsel, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by each such counsel in connection with the preparation and filing of such Registration Statement or any other filing required by applicable Law, (ii) Parent shall use its reasonable best efforts to cause Wilmer Cutler Pickering Hale and Dorr LLP to furnish a Tax Opinion addressed to Parent, subject to customary assumptions and limitations, satisfactory to the SEC, and (iii) the Company shall use its reasonable best efforts to cause Goodwin Procter LLP to furnish a Tax Opinion addressed to the Company, subject to customary assumptions and limitations, satisfactory to the SEC.

Section 7.10   Directors and Officers. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the parties shall use commercially reasonable efforts to take all necessary actions so that the Persons listed on Sections 2.6(c) and 2.6(d) of the Company Disclosure Letter are elected or appointed, as applicable, to the positions of officers and directors of Parent and the Surviving Company, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed on Section 2.6(c) and 2.6(d) of the Company Disclosure Letter is unable or unwilling to serve as officer or director of Parent or the Surviving Company, as set forth therein, the party appointing such Person (as set forth on Sections 2.6(c) and 2.6(d) of the Company Disclosure Letter) shall designate a successor. The parties shall use reasonable best efforts to have each of the Persons that will serve as directors and officers of the Parent following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.

Section 7.11   Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.12   Allocation Certificate. The Company will prepare and deliver to Parent at least five (5) Business Days prior to the Closing Date a spreadsheet setting forth (as of immediately prior to the Effective Time) (a) each holder of the Company Common Stock, (b) such holder’s name and physical address, (c) the number or percentage of the Company Common Stock held as of the Closing Date for each such holder and (d) the number of shares of Parent Capital Stock to be issued to such holder pursuant to this Agreement in respect of the Company Common Stock held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

Section 7.13   [RESERVED].

Section 7.14   Concurrent Investment.

(a)Subject to the terms and conditions of this Agreement, the parties shall use commercially reasonable efforts to enter into Securities Purchase Agreements with one or more investors designated by the Company to subscribe for and purchase a number of shares of Parent Common Stock representing an aggregate commitment (inclusive of the Guarantor Investment Amount) at least equal to the Concurrent Investment Amount and to satisfy the conditions to the Concurrent Investment as set forth in the applicable Securities Purchase Agreement; provided, that the form, terms and conditions of each Securities Purchase Agreement shall be in a form reasonably acceptable to each of the Company and Parent. The Company shall provide Parent at least five (5) Business Days’ written notice prior to the execution of each Securities Purchase Agreement, which such execution shall be subject to the prior consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

(b)On or before August 1, 2025, Guarantor shall enter into a Securities Purchase Agreement committing to purchase not less than the Guarantor Investment Amount, with terms (other than the Guarantor Investment Amount) and conditions of such Securities Purchase Agreement to be substantially similar to the terms of the Securities Purchase Agreement entered into by other investors of the Concurrent Investment.

(c)Prior to the earlier of (i) the Closing and (ii) the termination of this Agreement pursuant to Section 9.1, Parent agrees, and shall cause its officers and employees, to use commercially reasonable efforts to cooperate in connection with the Concurrent Investment as may be reasonably requested by the Company.

(d)At or immediately following the Closing, in accordance with the terms and conditions of the Securities Purchase Agreement(s), Parent shall consummate the Concurrent Investment, and issue the equity contemplated thereunder.

Section 7.15   Parent Equity Plans.

(a)Prior to the Effective Time, the Parent Board will adopt the 2025 Equity Incentive Plan, subject to the Closing and effective as of the Effective Time, and will include provisions in the Proxy Statement for the stockholders of Parent to approve the 2025 Equity Incentive Plan. Subject to the approval of the 2025 Equity Incentive Plan by the stockholders of Parent prior to the Effective Time, Parent shall file with the SEC, promptly after the Effective Time and at the Company’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2025 Equity Incentive Plan.

(b)Prior to the Effective Time, the Parent Board will adopt the 2025 ESPP, subject to the Closing and effective as of the Effective Time, and will include provisions in the Proxy Statement for the stockholders of Parent to approve the 2025 ESPP. Subject to the approval of the 2025 ESPP by the stockholders of Parent prior to the Effective Time, Parent shall file with the SEC, promptly after the Effective Time and the Company’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2025 ESPP.

(c)For the avoidance of doubt, approval of the 2025 Plans by the stockholders of Parent shall not be a condition to Closing.

Section 7.16   Parent SEC Documents. From the date of this Agreement to the Effective Time, Parent shall timely file with the SEC all Parent SEC Documents. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed by Parent with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 7.17   Parent Legacy Assets. Prior to the Closing Date, but subject to this Section 7.17, Parent shall be entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest the Parent Legacy Assets to one or more third parties in one or a series of transactions prior to or substantially, concurrently with the Closing (each an “Asset Disposition” and collectively, the “Asset Dispositions”). Notwithstanding the foregoing, Parent may not enter into any agreement with respect to any Asset Disposition that would result in a continuing obligation or liability without the prior written consent of the Company (such consent shall not be unreasonably withheld, conditioned or delayed); provided, that Parent shall provide the Company with a copy of any agreement with respect to an Asset Disposition that would be reasonably likely to result in such continuing obligation or liability of either Parent or the Company on or after the Effective Time at least five (5) Business Days prior to entry into such agreement. Parent shall (i) permit the Company and its counsel to review and comment on the transaction documents related to any Asset Dispositions (ii) consider any such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith; and (iii) not sign any agreements, contracts or other definitive documents (not including term sheets or letters of intent) related to without first providing the Company and its counsel the opportunity to exercise their rights under clauses (i) and (ii) above. For the avoidance of doubt, any sale, transfer, license, assignment or other divestiture of Parent Legacy Assets on or after the Closing Date shall be governed by the terms and conditions of the CVR Agreement. Parent shall deliver an executed copy of the CVR Agreement to the Company prior to the Closing.

Section 7.18   Arrangements Between Company and Company Guarantor. Prior to the Closing, the Company and the Company Guarantor shall enter into the Transition Services Agreement and the Manufacturing and Supply Agreement, the material terms of which will be substantially final on or prior to July 11, 2025, in each case, by and between the Guarantor and the Company, each in form and substance reasonably satisfactory to the Company and the Guarantor (subject to Parent’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed. At least five (5) Business Days prior to July 11, 2025, the Company shall provide Parent with a reasonable opportunity to review and comment on draft versions of the Transition Services Agreement and the Manufacturing and Supply Agreement and the Company will consider in good faith any reasonable comments provided by Parent thereto.

ARTICLE VIII

CLOSING CONDITIONS

Section 8.1Conditions Precedent of each Party. The obligations of each party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the parties, at or prior to the Closing, of each of the following conditions:

(a)The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to the Registration Statement and has not been withdrawn.

(b)No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

(c)(i) Parent shall have obtained the Parent Stockholder Approval and (ii) the Company shall have obtained the Company Stockholder Approval.

(d)The Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

(e)The Parent Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware, containing such amendments as are necessary to consummate the transactions contemplated by this Agreement.

(f)Parent shall have obtained approval of the listing of the combined corporation on Nasdaq.

Section 8.2Conditions Precedent to Obligation of the Company. The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

(a)Accuracy of Representations. The representations and warranties of Parent and Merger Sub made in this Agreement (other than the Parent Fundamental Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). The Parent Fundamental Representations shall have been true and correct except in de minimis respects as of the date of this Agreement and shall be true and correct except in de minimis respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) in respect of Section 5.2 for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date).

(b)Performance of Covenants. Parent shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

(d)Net Cash. The Company shall have Net Cash of at least (-$1,000,000) (negative one million dollars).

(e)Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(i)a certificate executed by an officer of Parent certifying that the conditions set forth in Section 8.2(a), (b), (c) and (d) have been duly satisfied; and

(ii)written resignations in forms reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 7.10.

Section 8.3Conditions Precedent of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

(a)Accuracy of Representations. The representations and warranties of the Company made in this Agreement (other than the Company Fundamental Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect (without giving effect to any references therein to any Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). The Company Fundamental Representations shall have been true and correct except in de minimis respects as of the date of this Agreement and shall be true and correct except in de minimis respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) in respect of Section 4.2 for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date), or (z) variances arising solely due to the transactions contemplated under the Securities Purchase Agreement.

(b)Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d)Closing Certificate. Parent shall have received a certificate executed by an officer of the Company certifying (i) that the conditions set forth in Section 8.3(a), (b), and (c) have been duly satisfied, (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 7.12 is true and accurate in all respects as of the Closing Date, and (iii) the Contribution has been completed.

ARTICLE IX

TERMINATION

Section 9.1Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Proposal by Parent’s stockholders, unless otherwise specified below):

(a)by mutual consent of Parent and the Company;

(b)by either Parent or the Company if the Merger shall not have been consummated by December 23, 2025 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company or Parent if such party’s (or in the case of Parent, Merger Sub’s) breach of this Agreement has been a principal cause of the failure of the Merger to occur on or before the End Date;;

(c)by either Parent or the Company if a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions, provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a party if such party’s (or in the case of Parent, Merger Sub’s) breach of this Agreement is a principal cause of any such Governmental Entity issuing any such order or taking any such other action;

(d)by either Parent or the Company if the Company Stockholder Approval shall not have been obtained by written consent of the Company’s sole stockholder in lieu of a meeting within two (2) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act]; provided, however, that once the Company Stockholder Approval has been obtained, neither party may terminate this Agreement pursuant to this Section 9.1(d) and (ii) the right to terminate this Agreement under this Section 9.1(d) shall not be available to a party if such party’s (or in the case of Parent or Merger Sub’s) breach of this Agreement is a principal cause of the failure of the Company Stockholder Approval to have been obtained on or before such second (2nd) Business Day;

(e)by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Proposal and (ii) the Parent Stockholder Approval shall not have been obtained at the Parent Stockholder Meeting (or any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to a party if such party’s (or in the case of Parent, Merger Sub’s) breach of this Agreement is a principal cause of the failure of the Parent Stockholder Approval to have been obtained at the Parent Stockholder Meeting;

(f) by the Company (at any time prior to obtaining the Parent Stockholder Approval) if any Parent Triggering Event shall have occurred;

(g)by Parent (at any time prior to obtaining the Company Stockholder Approval) if any Company Triggering Event shall have occurred;

(h)by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) and (ii) Parent or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

(i)by the Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

(j)by Parent (at any time prior to obtaining the Parent Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 9.1(j), concurrently with Parent’s entering into a definitive agreement for a Superior Offer (a “Permitted Alternative Agreement”) and after having paid to the Company the Company Termination Fee pursuant to Section 9.3(c); provided, however, that Parent shall not enter into any Permitted Alternative Agreement unless: (i) the Company shall have received written notice from Parent of Parent’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Parent shall have complied in all material respects with its obligations under Section 6.4 and Section 7.3, and (iii) the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law.

(k)By Parent, if the Company otherwise fails to secure the Concurrent Investment Amount such that as of September 15, 2025, Parent has not received, or at any time ceases to have, aggregate commitments equal to or in excess of the Concurrent Investment Amount.

The party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

Section 9.2Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3 and Article X (and the related definitions of the defined terms in such section) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

Section 9.3Expenses; Termination Fees.

(a)Except as set forth in this Section 9.3 and Section 7.9 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b)If (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(e) (Termination for Failure to Obtain Parent Stockholder Approval) or by the Company pursuant to Section 9.1(h) (Termination for Parent Breach), (ii) at any time after the date of this Agreement and prior to the Parent Stockholder Meeting an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been withdrawn) and (iii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Parent shall pay the Company, within two (2) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $500,000 (the “Company Termination Fee”).

(c)If this Agreement is terminated (i) by the Company or by Parent pursuant to Section 9.1(b) (Termination at End Date) (at a time when the Company has the right to terminate this Agreement pursuant to Section 9.1(f) (Termination for Parent Triggering Event)) or pursuant to Section 9.1(f) (Termination for Parent Triggering Event) or (ii) by Parent pursuant to Section 9.1(j) (Termination for Parent Superior Offer), then Parent shall pay to the Company the Company Termination Fee, by wire transfer of same day funds to an account designated by the Company, (x) in the case of a termination by Parent referred to in the foregoing clause (i) or (ii), prior (and as a condition) to such termination or (y) in the case of a termination by the Company described in the foregoing clause (i), within two (2) Business Days after such termination.

(d)If (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) (Termination for Failure to Obtain Company Stockholder Approval) or by Parent pursuant to Section 9.1(i) (Termination for Company Breach), (ii) at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn) and (iii) within six (6) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Parent, within two (2) Business Days after termination (or, if applicable, upon the earlier of such entry into a definitive agreement and/or the consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $750,000 (the “Parent Termination Fee”), by wire transfer of same-day funds to an account designated by Parent.

(e)If this Agreement is terminated by Parent or by the Company pursuant to Section 9.1(b) (Termination at End Date) (at a time when Parent has the right to terminate this Agreement pursuant to Section 9.1(g) (Termination for Company Triggering Event) or by Parent pursuant to Section 9.1(g) (Termination for Company Triggering Event)) or by Parent pursuant to Section 9.1(k) (Termination for Failure to Obtain Financing), then the Company shall pay to Parent the Parent Termination Fee, by wire transfer of same day funds to an account designated by Parent, (x) in the case of a termination by the Company referred to in the foregoing clause, prior (and as a condition) to such termination or (y) in the case of a termination by Parent described in the foregoing clause, within two (2) Business Days after such termination.

(f) If this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) (Termination for Failure to Obtain Company Stockholder Approval) or by Parent pursuant to Section 9.1(g) (Termination for Company Triggering Event) or Section 9.1(k) (Termination for Failure to Obtain Financing), the Company shall reimburse Parent for all reasonable out-of-pocket expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $500,000, by wire transfer of same-day funds to an account designated by Parent, within two (2) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such expenses.

(g)If either party fails to pay when due any amount payable by it under this Section 9.3, then (i) such party shall reimburse the other party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 9.3 and (ii) such party shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(h)The parties agree that, subject to Section 9.2, the payment of fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of each party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees, damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3 by a party, (i) such party shall have no further liability to the other party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such party or seek to obtain any recovery, judgment or damages of any kind against such party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such party) in connection with or arising out of this Agreement or the termination thereof, any breach by such party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other parties and their respective Affiliates shall be precluded from any other remedy against such party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the parties acknowledges that (x) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 9.3(g) shall limit the rights of the parties under Section 10.3.

ARTICLE X

GENERAL PROVISIONS

Section 10.1Non-survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than this Article X and those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 10.2Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time, whether before or after Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 10.3Waiver. The parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 10.4Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses.

Section 10.5Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)if to Parent, Merger Sub, to:

Carisma Therapeutics Inc.

3675 Market Street, Suite 401

Philadelphia, PA 19104

Attention:Steven Kelly, President and Chief Executive Officer

Email: [**]

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

Attention:Christopher D. Barnstable-Brown, Esq.

Mark Nylen, Esq.

Brian A. Johnson, Esq.

E-mail:cbb@wilmerhale.com

mark.nylen@wilmerhale.com

brian.johnson@wilmerhale.com

(ii)if to Company, to:

OrthoCellix, Inc.

11 Great Valley Parkway

Malvern, Pennsylvania 19355

Attention:Shankar Musunuri

E-mail:[**]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

3025 John F Kennedy Blvd

Philadelphia, Pennsylvania 19104

Attention:Rachael M. Bushey

Jennifer L. Porter

Laura U. Gulick

Email:RBushey@goodwinlaw.com

JPorter@goodwinlaw.com

LGulick@goodwinlaw.com

Section 10.6Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Securities Purchase Agreements, the CVR Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms; provided, further, that only the Certificate of Merger is incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL.

Section 10.7No Third Party Beneficiaries.

(a)Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 7.5.

(b)Except as set forth in the Securities Purchase Agreement, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.

Consequently, except as set forth in the Securities Purchase Agreement, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.8Guaranty. Guarantor hereby unconditionally guarantees the complete, due and punctual performance of the Company’s obligations set forth in this Agreement, including all representations, warranties, covenants and other obligations. This guaranty is an irrevocable guaranty of performance and shall continue in effect notwithstanding any extension or modification of the terms of this Agreement or any other act or event which might otherwise operate as a legal or equitable discharge of such guarantor.

Section 10.9Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Contemplated Transactions shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 10.10   Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Contemplated Transactions. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Contemplated Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.11   Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.12   Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that each party shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives and will not oppose the granting of an injunction, specific performance or other equitable relief on the basis of (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post any bond, surety or other security as a prerequisite to obtaining equitable relief.

Section 10.13   Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 10.14   Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

Section 10.15   Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 10.16   Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 10.17   No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the Contemplated Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CARISMA THERAPEUTICS INC.

By:	/s/ Steven Kelly
	Name:	Steven Kelly
	Title:	President and Chief Executive Officer

AZALEA MERGER SUB, INC.

By:	/s/ Steven Kelly
	Name:	Steven Kelly
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OCUGEN, INC.

By:	/s/ Shankar Musunuri
	Name:	Shankar Musunuri
	Title:	Chairman, Chief Executive Officer & Co-Founder

ORTHOCELLIX, INC.

By:	/s/ Shankar Musunuri
	Name:	Shankar Musunuri
	Title:	President and Secretary

[Signature Page to Agreement and Plan of Merger]

Annex B

Strictly Confidential

June 22, 2025

Carisma Therapeutics Inc.

3675 Market Street, Suite 401

Philadelphia, PA 19104

Attention: Sanford Zweifach

Chairman of the Board of Directors

Members of the Board of Directors:

We have been advised that Carisma Therapeutics Inc., a Delaware corporation (“Carisma” or “Parent”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”), by and among Parent, Azalea Merge Sub, a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Parent, OrthoCellix, Inc., a Delaware corporation (“OrthoCellix” or the “Company”) and Ocugen, Inc., a Delaware corporation and the sole stockholder of the Company (“Ocugen” or the “Guarantor”). Upon the terms and subject to the conditions set forth in the Agreement, at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving company of the Merger and a wholly owned subsidiary of Parent.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of any of them, each share of Company Common Stock (other than any Excluded Shares or Dissenting Shares) will be converted into and become exchangeable for the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio.

The Exchange Ratio is determined pursuant to the Agreement with reference to the respective assumed valuations of $135 million for the Company (including the Concurrent Investment Amount) and $15 million for Parent. The assumed valuation of the Company is subject to reduction by the amount, if any, by which the Concurrent Investment Amount is less than $25 million. The assumed value of Parent is subject to adjustment by the amount by which Net Cash is above or below $0. The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

The Agreement provides that the parties will use commercially reasonable efforts to enter into Securities Purchase Agreements with one or more investors designated by the Company to subscribe for and purchase a number of shares of Parent Common Stock representing an aggregate commitment (inclusive of the Guarantor Amount) at least equal to $25 million (the “Concurrent Investment Amount”). Prior to the Closing, the Guarantor will enter into a Securities Purchase Agreement committing to purchase a number of shares of Parent Common Stock equal to not less than $5 million (the “Guarantor Investment Amount”).

Although consummation of the Concurrent Investment is not a condition to the closing of the Merger, for purposes of rendering our Opinion we have, with your consent, assumed that (i) the Concurrent Investment Amount will be $25 million and will occur simultaneously with the closing of the Merger, (ii) Net Cash will be $0, (iii) the Exchange Ratio will be 327,677.6433, and (iv) immediately upon closing of the Merger and including the shares of Parent Common Stock issuable in the Concurrent Investment, the holders of Company Common Stock will in the aggregate hold approximately 73.3% of the fully-diluted shares of Parent Common Stock (excluding certain Parent Options) and the holders of Parent Common Stock will in the aggregate hold approximately 10.0% of the fully-diluted shares of Parent Common Stock (excluding certain Parent Options).

In your capacity as members of the Board of Directors of Carisma (the “Board of Directors”), you have requested our opinion (our “Opinion”) as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio as set forth in the Agreement to the existing holders of Parent Common Stock.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft of the Merger Agreement;
•	Reviewed and analyzed certain publicly available financial and other information for each of Carisma and OrthoCellix;
•	Discussed with certain members of the management of Carisma the historical and current business operations, financial condition and prospects of Carisma and OrthoCellix;
•

Reviewed and analyzed certain operating results of OrthoCellix as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;

•	Reviewed and analyzed financial projection relating to the Company initially prepared by management of the Company and adjusted by Parent management;
•	Reviewed and analyzed certain financial terms of the Agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;
•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant;
•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for purposes of this Opinion.

The Agreement provides that Parent may engage in a Parent Legacy Transaction or Asset Dispositions with respect to the Parent Legacy Assets. Any net proceeds from such transactions would increase Net Cash. We have, with your consent, assumed that no Asset Dispositions or Parent Legacy Transaction will occur prior to the Effective Time.

The Agreement also provides that prior to the Effective Time, Parent will distribute to holders of Parent Common Stock the right to receive a contingent value right (“CVR”) representing the right to receive contingent payments upon the occurrence of certain events set forth in and subject to and in accordance with the terms and conditions of, a Contingent Value Rights Agreement. With your consent, we have not assigned any value to the CVRs due to the speculative nature of any assumptions that would be necessary for us to do so.

We have, with your consent, relied upon the assumption that all information provided to us by Carisma and OrthoCellix is accurate and complete in all material respects. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. To the extent that the information reviewed by us includes estimates and forecasts of future performance prepared by or reviewed with management of the Company and Parent, we have assumed, with your consent, that such estimates and forecasts have been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company and Parent. We express no opinion with respect to such estimates and forecasts. We have assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Carisma or OrthoCellix since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Carisma or OrthoCellix, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of Carisma or OrthoCellix under any state or federal laws relating to bankruptcy, insolvency or similar matters.

Our Opinion does not address any legal, regulatory, tax or accounting matters related to the Merger, as to which we have assumed that Carisma and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness from a financial point of view of the Exchange Ratio as set forth in the Agreement to the existing holders of Parent Common Stock.

We express no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission (the “SEC”), the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final form of the Agreement will not differ from the draft Agreement that we have reviewed; (ii) the representations and warranties of each party contained in the Agreement are true and correct in all respects; (iii) each party will perform all of the covenants and agreements required to be performed by such party under the Agreement; and (iv) the transactions contemplated by the Agreement will be consummated in accordance with the terms of the Agreement, without any waiver or amendment of any term or condition thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement or otherwise required for the transactions contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed, or waivers made that would have an adverse effect on Carisma, OrthoCellix, or the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder.

It is understood that this letter is intended for the benefit and use of the Board of Directors (in its capacity as such) in its consideration of the financial terms of the Merger and, except as set forth in our engagement letter with Carisma, dated as of June 13, 2025 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing related to the Merger required to be filed with the SEC and any proxy statement to be mailed to holders of Parent Common Stock. This letter does not constitute a recommendation to the Board of Directors of whether to approve the Merger or to any stockholder of Carisma or any other person as to how to vote or act with respect to the transactions contemplated by the Agreement (including the Merger) or any other matter. Our Opinion does not address Carisma’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Carisma. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Carisma, will trade at any time, including following the announcement or consummation of the Merger, or as to the potential effects of volatility in the credit, financial, and stock markets on Carisma, OrthoCellix or the transactions contemplated by the Agreement. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the existing holders of Parent Common Stock in connection with the Merger or with respect to the fairness of any such compensation.

Lucid is an investment bank providing investment banking, brokerage, equity research, institutional sales and trading services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Lucid will receive a fee for rendering our Opinion set forth below pursuant to the Engagement Letter, which is not contingent upon consummation of the Merger. In addition, Carisma has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date hereof, Lucid has not had a relationship with Carisma or its affiliates and has not received any fees from Carisma or any of its affiliates. In the two years preceding the date hereof, Lucid has not had a relationship with OrthoCellix or any of its affiliates, including Ocugen, and has not received any fees from OrthoCellix or any of its affiliates, including Ocugen. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to Carisma, OrthoCellix, Ocugen and/or their respective affiliates and expect to receive fees for the rendering of these services.

In the ordinary course of business, Lucid or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Carisma, OrthoCellix, Ocugen or any other party that may be involved in the Merger and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Lucid has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Carisma and the proposed Merger that may differ from the views of Lucid’s investment banking personnel.

The Opinion set forth below was reviewed and approved by a fairness opinion committee of Lucid.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the existing holders of Parent Common Stock.

Very truly yours,

Lucid Capital Markets, LLC

Annex C

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), is made as of [•], 2025, by and among ORTHOCELLIX, INC., a Delaware corporation (the “Company”), OCUGEN INC., a Delaware corporation (the “Guarantor”), CARISMA THERAPEUTICS, INC., a Delaware corporation (“Parent”), and the Person set forth on Schedule A hereto (the “Stockholder”).

WHEREAS, as of the date hereof, the Stockholder is the holder of the number of shares of common stock, par value $0.001 per share (“Common Stock”), of Parent set forth opposite the Stockholder’s name on Schedule A (all Common Stock owned by the Stockholder, or hereafter issued to or otherwise acquired, whether beneficially or of record, or owned by the Stockholder prior to the termination of this Agreement, as well as shares set forth on Schedule A, being referred to herein as the “Subject Shares”);

WHEREAS, concurrently herewith, the Company, the Guarantor, Parent and Azalea Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (as such agreement may be amended, restated, amended and restated or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1.   Voting of Subject Shares.

  (a)   From and after the date hereof and prior to the Expiration Time (as defined below), at every meeting of the holders of Common Stock (the “Parent Stockholders”), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if the Parent Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote or cause to be voted the Subject Shares: (i) in favor of adopting the Merger Agreement and approving the Merger and the other Contemplated Transactions, (ii) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger, and (iii) against any Acquisition Proposal or any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the consummation of the Merger and the transactions contemplated in the Merger Agreement.

  (b)   Except as permitted under clauses (A) through (J) of Section 1.2 below, the Stockholder shall retain at all times the right to vote the Subject Shares in the Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the Parent Stockholders. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

1.2.   No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, prior to the Expiration Time, the Stockholder shall not, directly or indirectly, (a) create any Lien other than restrictions imposed by Law or pursuant to this

Agreement on any Subject Shares; (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of, the Subject Shares or any interest therein; (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares; (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares; or (e) take any action that, to the knowledge of the Stockholder, would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect or have the effect of preventing the Stockholder from performing the Stockholder’s obligations hereunder. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, the Stockholder may (A) Transfer Subject Shares as a bona fide charitable contribution, gift or donation; (B) Transfer the Subject Shares to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder; (C) Transfer the Subject Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder; (D) Transfer the Subject Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Stockholder; (E) make Transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement; (F) make Transfers not involving a change in beneficial ownership; (G) if the Stockholder is a trust, Transfer the Subject Shares to any beneficiary of the Stockholder or the estate of any such beneficiary; (H) exercise an option or warrant to purchase Common Stock or settle a restricted stock unit or other equity award (including a net or cashless exercise of such option or warrant); (I) Transfer Common Stock to Parent to cover tax withholding obligations of the Stockholder in connection with the vesting, settlement or exercise of any options, warrants, restricted stock units or other equity awards, as applicable; (J) Transfer Common Stock with the prior written consent of Parent; provided that, with respect to clauses (A) through (J) above, the transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Parent with a copy of such agreement promptly upon consummation of any such Transfer; provided further, that in each case, the underlying shares of Common Stock shall continue to be subject to the restrictions on Transfer set forth in this Agreement notwithstanding that such transferee has not executed a counterpart hereof or joinder hereto; or (K) Transfer Common Stock to another holder of capital stock of Parent that has signed a support agreement in the same form as this Agreement. The Stockholder agrees that any shares of capital stock or other equity voting securities of Parent that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Time (as defined below), including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Subject Shares. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

1.3.   Documentation and Information. The Stockholder shall permit and hereby authorizes the Company and Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that the Company or Parent reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, the Stockholder’s identity and ownership of the Subject Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. The Company is an intended third-party beneficiary of this Section 1.3.

1.4.   Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. In the event and to the extent that the Stockholder fails to vote the Subject Shares in accordance with Section 1.1 at any applicable meeting of the Parent Stockholders or pursuant to any applicable written consent of the stockholders of Parent, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Parent and any of its designees with full power of substitution and resubstitution, as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of the Parent Stockholders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Parent Stockholders or in connection with any action sought to be taken by written consent of the Parent Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Parent Stockholders or in connection with any action sought to be taken by written consent of the Parent Stockholders without a meeting. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of this Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 3.2. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Parent. The Stockholder hereby affirms that the proxy set forth in this Section 1.4 is given in connection with and granted in consideration of and as an inducement to Parent, Merger Sub and the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the

Stockholder under Section 1.1. The proxy set forth in this Section 1.4 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 3.2. With respect to any Subject Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Subject Shares to grant the irrevocable proxy and take all other actions provided for in this Section 1.4 with respect to such Subject Shares. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement in accordance with the terms set forth in Section 3.2 hereof.

1.5.   No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Parent any direct or indirect ownership or incidents of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares will remain and belong to the Stockholder, and Parent will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Stockholder in the voting of any of the Subject Shares, except as otherwise expressly provided herein with respect to the Subject Shares and except as otherwise expressly provided in the Merger Agreement.

1.6.   No Exercise of Appraisal Rights; Waivers. In connection with the Contemplated Transactions, the Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) to the extent permitted under applicable Law, relating to the Merger that Stockholder may have by virtue of, or with respect to any Subject Shares (including all rights under Section 262 of the Delaware General Corporation Law, a copy of which is attached hereto as Appendix I) and (b) agrees that the Stockholder will not, under any circumstances in connection with the Contemplated Transactions, exercise any dissenters’ or appraisal rights in respect of any Subject Shares, and (c) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the board of directors of Parent (the “Parent Board”), breaches any fiduciary duty of the Parent Board or any member thereof; provided that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of Parent.

1.7.   No Solicitation of Transactions. The Stockholder hereby agrees that, prior to the Expiration Time (as defined below), the Stockholder shall not, directly or indirectly, including through any of its officers, directors or agents: (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (b) furnish any non-public information regarding Parent to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (c) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 1.7) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (d) approve, endorse or recommend any Acquisition Proposal; (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than an Acceptable Confidentiality Agreement (as defined in the Merger Agreement) permitted under the Merger Agreement); or (f) publicly propose to do any of the foregoing. The Stockholder hereby represents and warrants that the Stockholder has read Section 6.4 (No Solicitation) of the Merger Agreement and agrees not to engage in any actions prohibited thereby. Notwithstanding the foregoing, the Stockholder will not be responsible for the breaches by its officers, directors or agents that have otherwise entered into a separate support agreement with Parent (in a form reasonably acceptable to the Company), unless the Stockholder knowingly and intentionally caused such breach.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Parent that:

2.1.   Organization; Authorization; Binding Agreement. The Stockholder, if not a natural person, is duly incorporated or organized, as applicable, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. The Stockholder has full legal capacity and power, right and authority to (a) execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby and (b) vote all of the Subject Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms

(except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

2.2.   Ownership of Subject Shares; Total Shares. The Stockholder is the record or beneficial owner of the Subject Shares and has good and marketable title to the Subject Shares free and clear of any Liens (including any restriction on the right to vote or otherwise transfer the Subject Shares), except (a) as provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act and (c) as provided in the certificate of incorporation or bylaws of Parent. The Subject Shares listed on Schedule A opposite the Stockholder’s name constitute all of the Common Stock owned by the Stockholder as of the date hereof. Except pursuant to Parent’s certificate of incorporation and bylaws, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. For purposes of this Agreement “Beneficial Ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

2.3.   Voting Power. The Stockholder has full voting power, with respect to the Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Subject Shares. None of the Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided hereunder.

2.4.Reliance. The Stockholder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the Parent Stockholders, and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the transactions contemplated by the Merger Agreement. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company, Guarantor or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Parent, the Company, Guarantor or the Surviving Company) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. The Stockholder understands and acknowledges that the Company, Guarantor, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.5.   Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

2.6.   Non-Contravention. The execution and delivery of this Agreement by the Stockholder and the performance of the transactions contemplated by this Agreement by the Stockholder does not and will not violate, conflict with, or result in a breach of: (a) the organizational documents of such Stockholder, (b) any applicable Law or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Entity to which the Stockholder is subject, or (c) any Contract to which the Stockholder is a party or is bound or to which the Subject Shares are subject, such that it could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE III

MISCELLANEOUS

3.1.   Notices. All notices, requests and other communications to either party hereunder shall be in writing (including electronic mail) and shall be given, (a) if to Parent, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s address or electronic mail address set forth on a signature page hereto, or to such other address or electronic mail address as the Stockholder may hereafter specify in writing to Parent.

3.2.   Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time (the “Expiration Time”). Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement;

provided, however, that (i) nothing set forth in this Section 3.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof, and (ii) the provisions of this Article III shall survive any termination of this Agreement.

3.3.   Confidentiality. Except to the extent required by applicable Law, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Parent has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information (a) to its attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided such representatives are subject to confidentiality obligations at least as restrictive as those contained herein), and (b) to any Affiliate, partner, member, stockholder, parent or subsidiary of the Stockholder, provided in each case that the Stockholder informs the Person receiving the information that such information is confidential and such Person agrees in writing to abide by the terms of this Section 3.3. Neither the Stockholder nor any of its Affiliates (other than Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable.

3.4.   Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

3.5.Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as set forth in Section 1.3 and Section 3.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Parent of any of its obligations hereunder.

3.6.   Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement, each party hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware (the “Delaware Courts”); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 3.6; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party hereto; (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 3.1 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

3.7.   Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

3.8.   Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

3.9.   Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

3.10.  Specific Performance. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties hereto waives any bond, surety or other security that might be required of any other party with respect thereto.

3.11.  Construction.

(a)For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles,” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Schedules to this Agreement, respectively.

(e)The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

3.12.  Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Agreement.

3.13.  Capacity as Stockholder. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a holder of Common Stock, and not in the Stockholder’s capacity as a director, officer or employee of Parent or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of Parent in the exercise of his or her fiduciary duties as a director or officer of Parent or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of Parent or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

3.14.  No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Parent Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of Parent’s organizational documents, the Merger, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

CARISMA THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ORTHOCELLIX, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

OCUGEN INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER

(Print Name of Stockholder)

(Signature)

(Name and Title of Signatory, if Signing on Behalf of an Entity)

Address for Notices:

Email:

[Signature Page to Support Agreement]

Schedule A

Name of Stockholder	No. Shares
[•]	[•]

Appendix I

§ 262. Appraisal rights

(a)Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)[Repealed.]

(c)Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)Appraisal rights shall be perfected as follows:

(1)If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex D

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), is made as of [•], 2025, by and among ORTHOCELLIX, INC., a Delaware corporation (the “Company”), Ocugen, inc., a Delaware corporation (the “Guarantor”), CARISMA THERAPEUTICS INC., a Delaware corporation (“Parent”), and the Person set forth on Schedule A hereto (the “Stockholder”).

WHEREAS, as of the date hereof, the Stockholder is the holder of the number of shares of common stock, par value $0.00001 per share (“Common Stock”), of the Company set forth opposite the Stockholder’s name on Schedule A (all Company Common Stock owned by the Stockholder, or hereafter issued to or otherwise acquired, whether beneficially or of record, or owned by the Stockholder prior to the termination of this Agreement, as well as shares set forth on Schedule A, being referred to herein as the “Subject Shares”);

WHEREAS, concurrently herewith, the Company, the Guarantor, Parent and AZALEA MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (as such agreement may be amended, restated, amended and restated or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1.   Voting of Subject Shares.

(a)   From and after the date hereof and prior to the Expiration Time (as defined below), at every meeting of the holders of Company Common Stock (the “Company Stockholders”), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if the Company Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote or cause to be voted the Subject Shares: (i) in favor of adopting the Merger Agreement and approving the Merger and the other Contemplated Transactions, (ii) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger, and (iii) against any Acquisition Proposal or any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the consummation of the Merger and the transactions contemplated in the Merger Agreement.

 (b)   In furtherance of subsection (a), promptly following the declaration of effectiveness of the Registration Statement, but in any case within twenty-four (24) hours thereafter, take any action reasonably necessary to cause the Subject Shares held by such Stockholder to be voted in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby.

 (c)   Except as permitted under clauses (A) through (J) of Section 1.2 below, the Stockholder shall retain at all times the right to vote the Subject Shares in the Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the Company Stockholders. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

1.2.    No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, prior to the Expiration Time, the Stockholder shall not, directly or indirectly, (a) create any Lien other than restrictions imposed by Law or pursuant to this Agreement on any Subject Shares; (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of, the Subject Shares or any interest therein; (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares; (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares; or (e) take any action that, to the knowledge of the Stockholder, would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect or have the effect of preventing the Stockholder from performing the Stockholder’s obligations hereunder. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, the Stockholder may (A) Transfer Subject Shares as a bona fide charitable contribution, gift or donation; (B) Transfer the Subject Shares to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder; (C) Transfer the Subject Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder; (D) Transfer the Subject Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Stockholder; (E) make Transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement; (F) make Transfers not involving a change in beneficial ownership; (G) if the Stockholder is a trust, Transfer the Subject Shares to any beneficiary of the Stockholder or the estate of any such beneficiary; (H) exercise an option or warrant to purchase Company Common Stock or settle a restricted stock unit or other equity award (including a net or cashless exercise of such option or warrant); (I) Transfer Company Common Stock to the Company to cover tax withholding obligations of the Stockholder in connection with the vesting, settlement or exercise of any options, warrants, restricted stock units or other equity awards, as applicable; (J) Transfer Company Common Stock with the prior written consent of Parent; provided that, with respect to clauses (A) through (J) above, the transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Parent with a copy of such agreement promptly upon consummation of any such Transfer; provided further, that in each case, the underlying shares of Company Common Stock shall continue to be subject to the restrictions on Transfer set forth in this Agreement notwithstanding that such transferee has not executed a counterpart hereof or joinder hereto; or (K) Transfer Company Common Stock to another holder of capital stock of the Company that has signed a support agreement in the same form as this Agreement. The Stockholder agrees that any shares of capital stock or other equity voting securities of the Company that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Time (as defined below), including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Subject Shares. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

1.3.    Documentation and Information. The Stockholder shall permit and hereby authorizes the Company and Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that the Company or Parent reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, the Stockholder’s identity and ownership of the Subject Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. The Company is an intended third-party beneficiary of this Section 1.3.

1.4.    Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. In the event and to the extent that the Stockholder fails to vote the Subject Shares in accordance with Section 1.1 at any applicable meeting of the Company Stockholders or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Parent and any of its designees with full power of substitution and resubstitution, as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of the Company Stockholders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent of the Company Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent of the Company Stockholders without a meeting. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of this Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 3.2. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. The Stockholder hereby affirms that the proxy set forth in this Section 1.4 is given in connection with and granted in consideration of and as an inducement to Parent, Merger Sub and the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.4 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 3.2. With respect to any Subject Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Subject Shares to grant the irrevocable proxy and take all other actions provided for in this Section 1.4 with respect to such Subject Shares. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement in accordance with the terms set forth in Section 3.2 hereof.

1.5.   No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Parent any direct or indirect ownership or incidents of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares will remain and belong to the Stockholder, and Parent will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Subject Shares, except as otherwise expressly provided herein with respect to the Subject Shares and except as otherwise expressly provided in the Merger Agreement.

1.6.   No Exercise of Appraisal Rights; Waivers. In connection with the Contemplated Transactions, the Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) to the extent permitted under applicable Law, relating to the Merger that Stockholder may have by virtue of, or with respect to any Subject Shares (including all rights under Section 262 of the Delaware General Corporation Law, a copy of which is attached hereto as Appendix I) and (b) agrees that the Stockholder will not, under any circumstances in connection with the Contemplated Transactions, exercise any dissenters’ or appraisal rights in respect of any Subject Shares, and (c) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the board of directors of the Company (the “Company Board”), breaches any fiduciary duty of the Company Board or any member thereof; provided that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company.

1.7.   No Solicitation of Transactions. The Stockholder hereby agrees that, prior to the Expiration Time (as defined below), the Stockholder shall not, directly or indirectly, including through any of its officers, directors or agents: (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (b) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (c) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 1.7) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (d) approve, endorse or recommend any Acquisition Proposal; (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than an Acceptable Confidentiality Agreement (as defined in the Merger Agreement) permitted under the Merger Agreement); or (f) publicly propose to do any of the foregoing. The Stockholder hereby represents and warrants that the Stockholder has read Section 6.4 (No Solicitation) of the Merger Agreement and agrees not to engage in any actions prohibited thereby. Notwithstanding the foregoing, the Stockholder will not be responsible for the breaches by its officers, directors or agents that have otherwise entered into a separate support agreement with the Company (in a form reasonably acceptable to Parent), unless the Stockholder knowingly and intentionally caused such breach.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Parent that:

2.1.   Organization; Authorization; Binding Agreement. The Stockholder, if not a natural person, is duly incorporated or organized, as applicable, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. The Stockholder has full legal capacity and power, right and authority to (a) execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby and (b) vote all of the Subject Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

2.2.   Ownership of Subject Shares; Total Shares. The Stockholder is the record or beneficial owner of the Subject Shares and has good and marketable title to the Subject Shares free and clear of any Liens (including any restriction on the right to vote or otherwise transfer the Subject Shares), except (a) as provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act and (c) as provided in the certificate of incorporation or bylaws of the Company. The Subject Shares listed on Schedule A opposite the Stockholder’s name constitute all of the Company Common Stock owned by the Stockholder as of the date hereof. Except pursuant to the Company’s certificate of incorporation and bylaws, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. For purposes of this Agreement “Beneficial Ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

2.3.   Voting Power. The Stockholder has full voting power, with respect to the Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Subject Shares. None of the Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided hereunder.

2.4.   Reliance. The Stockholder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the Company Stockholders, and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the transactions contemplated by the Merger Agreement. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company, Guarantor or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Parent, the Company, Guarantor or the Surviving Company) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. The Stockholder understands and acknowledges that the Company, Guarantor, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.5.   Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

2.6.   Non-Contravention. The execution and delivery of this Agreement by the Stockholder and the performance of the transactions contemplated by this Agreement by the Stockholder does not and will not violate, conflict with, or result in a breach of: (a) the organizational documents of such Stockholder, (b) any applicable Law or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Entity to which the Stockholder is subject, or (c) any Contract to which the Stockholder is a party or is bound or to which the Subject Shares are subject, such that it could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE III

MISCELLANEOUS

3.1.   Notices. All notices, requests and other communications to either party hereunder shall be in writing (including electronic mail) and shall be given, (a) if to Parent, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s address or electronic mail address set forth on a signature page hereto, or to such other address or electronic mail address as the Stockholder may hereafter specify in writing to Parent.

3.2.   Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time (the “Expiration Time”). Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 3.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof, and (ii) the provisions of this Article III shall survive any termination of this Agreement.

3.3.   Confidentiality. Except to the extent required by applicable Law, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Parent has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information (a) to its attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided such representatives are subject to confidentiality obligations at least as restrictive as those contained herein), and (b) to any Affiliate, partner, member, stockholder, parent or subsidiary of the Stockholder, provided in each case that the Stockholder informs the Person receiving the information that such information is confidential and such Person agrees in writing to abide by the terms of this Section 3.3. Neither the Stockholder nor any of its Affiliates (other than the Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable.

3.4.   Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

3.5.   Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as set forth in Section 1.3 and Section 3.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Parent of any of its obligations hereunder.

3.6.   Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement, each party hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware (the “Delaware Courts”); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 3.6; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party hereto; (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 3.1 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

3.7.   Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

3.8.   Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

3.9.   Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

3.10.  Specific Performance. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties hereto waives any bond, surety or other security that might be required of any other party with respect thereto.

3.11.  Construction.

(a)For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles,” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Schedules to this Agreement, respectively.

(e)The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

3.12.  Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Agreement.

3.13.  Capacity as Stockholder. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a holder of Company Common Stock, and not in the Stockholder’s capacity as a director, officer or employee of the Company or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

3.14.  No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company’s organizational documents, the Merger, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

CARISMA THERAPEUTICS INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ORTHOCELLIX, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

OCUGEN, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER

(Print Name of Stockholder)

(Signature)

(Name and Title of Signatory, if Signing on Behalf of an Entity)

Address for Notices:

Email:

[Signature Page to Support Agreement]

Schedule A

Name of Stockholder	No. Shares
[•]	[•]

Appendix I

§ 262. Appraisal rights

(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)   [Repealed.]

(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)   Appraisal rights shall be perfected as follows:

(1)   If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)   If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)   Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)   Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)   Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)   At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)   After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)   Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)   The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex E

Lock-Up Agreement

[●], 2025

Ladies and Gentlemen:

The undersigned (the “Stockholder”) understands that: (i) CARISMA THERAPEUTICS INC., a Delaware corporation (“Parent”), has entered into an Agreement and Plan of Merger, dated as of [•], 2025 (as such agreement may be amended, restated, amended and restated or otherwise modified from time to time, the “Merger Agreement”), with ORTHOCELLIX, INC., a Delaware corporation (the “Company”), OCUGEN, INC., a Delaware corporation (the “Guarantor”), and AZALEA MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, at the effective time (the “Effective Time”), Merger Sub will be merged with and into the Company (the “Merger”) and the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation; and (ii) in connection with the Merger, the stockholders of the Company will receive shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to the willingness of each of the parties to enter into the Merger Agreement and to consummate the Contemplated Transactions, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholder hereby agrees that the Stockholder will not, subject to the exceptions set forth in this letter agreement, during the period commencing upon the date hereof and ending on the date that is 180 days after the Effective Time (the “Restricted Period”), (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock received by the Stockholder in connection with the Contemplated Transactions or any securities of Parent received by the Stockholder in connection with the Contemplated Transactions that are convertible into or exercisable or exchangeable for Parent Common Stock, including without limitation, Parent Common Stock or such other securities which may be deemed to be beneficially owned by the Stockholder in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and securities of Parent which may be issued upon exercise of a stock option or warrant or settlement of a restricted stock unit or other equity award (collectively, “Shares”), (b) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, regardless of whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Parent Common Stock or such other securities, in cash or otherwise, or (c) make any demand for or exercise any right with respect to the registration of any Shares, in each case other than:

(i)   transfers of Shares as bona fide charitable contributions, gifts or donations as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

(ii)   if the Stockholder is a natural person, transfers or dispositions of Shares to (A) any person related to the Stockholder by blood or adoption who is an immediate family member of the Stockholder, or by marriage or domestic partnership, or to a trust formed for the benefit of the Stockholder or any of the Stockholder’s immediate family, (B) to the Stockholder’s estate, following the death of the Stockholder, by will, intestacy or other operation of Law, (C) by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, or (D) to any corporation, partnership or other entity, in each case, all of the beneficial ownership interests of which are held by the Stockholder or an immediate family member of the Stockholder;

(iii)   if the Stockholder is a corporation, partnership or other entity, (A) to another corporation, partnership, or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the Stockholder, including investment funds or other entities under common control or management with the Stockholder (including, for the avoidance of doubt, where the Stockholder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, current or former partners, members, stockholders or managers (or to the estates of any of the foregoing), as applicable, of the Stockholder (including upon the liquidation and dissolution of the Stockholder pursuant to a plan of liquidation approved by the Stockholder’s equity holders), (C) transfers or dispositions not involving a change in beneficial ownership or (D) with prior written consent of Parent (as constituted following the Closing);

(iv)   transfers or dispositions of Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder;

(v)   transfers of Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Stockholder;

(vi)   transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement;

(vii)   transfers or dispositions not involving a change in beneficial ownership;

(viii)  if the Stockholder is a trust, transfers or dispositions to any beneficiary of the Stockholder or the estate of any such beneficiary; provided that, in the case of any transfer or distribution of this clause (viii) such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock up agreement in the form of this letter agreement with respect to the shares of Parent Common Stock or such other securities that have been transferred or distributed;

(ix)    transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Parent’s capital stock involving a change of control of the Parent, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Shares shall remain subject to the restrictions contained in this letter agreement;

(x)    any sales in open market transactions (including, without limitation, the establishment of a 10b5-1 Plan (as defined below) and any sales pursuant to such 10b5-1 Plan) during the Restricted Period to generate such amount of net proceeds to the Stockholder from such sales (after deducting commissions) in an aggregate amount up to the total amount of taxes or estimated taxes (as applicable) that become due as a result of the vesting and/or settlement of restricted stock units held by the Stockholder that are scheduled to vest and/or settle immediately prior to or during the Restricted Period;

(xi)   transfers pursuant to an order of a court or regulatory agency;

(xii)  transfers, distributions, sales or other transactions with the prior written consent of Parent (as constituted following the Closing); or

(xiii)  transfers, distributions, sales or other transactions of Parent Common Stock, if any, issued in connection with the Concurrent Investment;

or (d) publicly disclose the intention to do any of the foregoing described in clauses (a), (b) and (c) above; provided, that in each case of clauses (i)-(viii), (1) other than with respect to clause (v), no filing by any party (including any donor, donee, transferor or transferee, distributor or distributee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than filings made in respect of involuntary transfers or dispositions or a filing on a Form 5 made after the expiration of the Restricted Period), (2) other than with respect to clause (v), any such transfer or distribution shall not involve a disposition for value, and (3) the transferee or donee agrees in writing to be bound by the terms and conditions of this letter agreement and either the Stockholder or the transferee or donee provides Parent with a copy of such agreement promptly upon consummation of any such transfer; provided further, that in the case of clause (x), filings under Section 16(a) of the Exchange Act shall only be permissible if such filing clearly indicates in the footnotes thereto that the filing relates to securities being sold to generate net proceeds up to the total amount of taxes or estimated taxes (as applicable) that become due as a result of the vesting and/or settlement of Parent equity awards. For purposes of this letter agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

Notwithstanding the restrictions imposed by this letter agreement, the Stockholder may (a) exercise an option or warrant to purchase Shares or settle a restricted stock unit or other equity award (including a net or cashless exercise of such option or warrant provided the Shares are transferred to Parent and not sold on the open market) and provided further, that the underlying Shares shall continue to be subject to the restrictions on transfer set forth in this letter agreement, (b) transfer Shares to Parent to cover tax withholding obligations of the Stockholder in connection with the vesting, settlement or exercise of such options, warrants, restricted stock units or other equity awards, as applicable, (c) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act (“10b5-1 Plan”) for the transfer of Shares, provided that such plan does not provide for any transfers of Shares during the Restricted Period (except as provided in clause (ix) above) and, provided further, that, no filing under the Exchange Act or other public announcement shall be made voluntarily in connection with the establishment of such a plan (except if the Stockholder is a director or officer of Parent, for disclosure required under Item 408 to Regulation S-K), (d) transfer Shares to Parent pursuant to arrangements under which Parent has the option to repurchase such Shares, or (e) transfer or dispose of Shares acquired on the open market following the Effective Time.

Any attempted transfer in violation of this letter agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this letter agreement, and will not be recorded on the stock transfer books of Parent. In order to ensure compliance with the restrictions referred to herein, the Stockholder agrees that Parent may issue appropriate “stop transfer” certificates or instructions. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of the Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Stockholder hereby represents and warrants that the Stockholder has full power and authority to enter into this letter agreement. All authority conferred or agreed to be conferred and any obligations of the Stockholder under this letter agreement will be binding upon the successors, assigns, heirs or personal representatives of the Stockholder.

In the event that during the Restricted Period any holder of Parent’s securities that is subject to a substantially similar agreement entered into by such holder, other than the Stockholder, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Parent Common Stock held by the Stockholder shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders’ shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock originally subject to a substantially similar agreement.

Upon the release of any Shares from this letter agreement, Parent will cooperate with the Stockholder to facilitate the timely preparation and delivery of certificates or the establishment of book entry positions at the Parent’s transfer agent representing the Shares without the restrictive legend above and the withdrawal of any stop transfer instructions at the Parent’s transfer agent.

The Stockholder understands that each of Parent and the Company is relying upon this letter agreement in proceeding toward consummation of the Merger. The Stockholder further understands that this letter agreement is irrevocable and is binding upon the Stockholder’s heirs, legal representatives, successors and assigns.

This letter agreement and any claim, controversy or dispute arising under or related to this letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

The Stockholder understands that if the Merger Agreement is terminated in accordance with its terms, or the board of directors of Parent makes a Parent Board Adverse Recommendation Change, the Stockholder will be released from all obligations under this letter agreement.

This letter agreement may be executed by electronic (i.e., PDF) transmission, which is deemed an original.

[Signature Page Follows]

Very truly yours,

Print Name of Stockholder:
Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[SIGNATURE PAGE TO LOCK-UP AGREEMENT]

Annex F

 CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2025, is entered into by and between Carisma Therapeutics Inc., a Delaware corporation (“Parent”), and Computershare Inc. a Delaware corporation (“Computershare”), and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (collectively, as “Rights Agent”).

RECITALS

A.Parent, Azalea Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and OrthoCellix, Inc., a Delaware corporation (the “Company”) have entered into an Agreement and Plan of Merger, dated as of [•], 2025 (the “Merger Agreement”).

B.Pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, Parent has agreed to provide to the Holders (as defined herein) contingent value rights as hereinafter described.

C.The parties have done all things reasonably necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of Parent and to make this Agreement a valid and binding agreement of Parent, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, the Holders of at least 40% of the outstanding CVRs, as reflected on the CVR Register.

 “Assignee” has the meaning set forth in Section 7.5.

 “Change of Control” means (a) the acquisition in one transaction or a series of related transactions, by any Person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) of the securities of Parent possessing more than 50% of the total combined voting power of all outstanding securities of Parent (provided, however, that a Change of Control will not result upon such acquisition of ownership if such acquisition occurs as a result of: (i) a public offering of Parent’s securities or any financing transaction or series of financing transactions, in each case for bona fide financing purposes or (ii) a merger or consolidation involving Parent where the holders of the outstanding voting securities of Parent immediately prior to such merger or consolidation (taken in the aggregate) possess beneficial ownership of 50% or more of the total combined voting power of all outstanding voting securities of Parent, the surviving entity, the acquiring entity or a parent or holding company of the acquiring entity, immediately after such merger or consolidation); or (b) the sale, transfer, exclusive license or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of Parent (on a consolidated basis).

 “Closing Date” has the meaning set forth in the Merger Agreement.

 “Common Stock” means the common stock, $0.001 par value, of Parent.

 “CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to the Merger Agreement and this Agreement.

F-1

“CVR Payment” means a cash payment equal to (i) the Net Proceeds received by Parent to the extent such payment relates to a Parent Legacy Transaction entered into during the Disposition Period, if any plus (ii) the Net Proceeds received by Parent to the extent such payment relates to any royalties, milestones or other payments received by Parent following the Closing Date under Parent’s existing agreements as set forth on Schedule 1.11; provided, that Parent, in its reasonable discretion as determined by the Board of Directors, may withhold up to 10% of any CVR Payment solely to the extent (a) that express contractual indemnity obligations under any Disposition Agreement are in excess of any escrow fund established therein, in each case to the extent not already deducted as Permitted Deductions and (b) of any Loss arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Parent Legacy Assets during the CVR Period that have been finally determined; provided, further, that any such withheld Gross Proceeds shall be distributed (net of any Permitted Deductions actually applied against such Gross Proceeds within the (1) year period following such withholding) to the Holders no later than the date that is sixty (60) days following the first (1st) anniversary of the date such Gross Proceeds would have otherwise been distributed to the Holders in the CVR Payment from which such Gross Proceeds were otherwise deducted; provided, further, that such withholding shall not be permitted if (x) the applicable indemnification period under the applicable Disposition Agreement related to such CVR Payment has expired by its terms when the CVR Payment is received or (y) the maximum aggregate liability in respect of the applicable indemnification obligations has been held back or setoff (including any amounts deposited in escrow) by the purchaser or acquiror under the applicable Disposition Agreement.

 “CVR Payment Amount” means with respect to each CVR Payment and each Holder, an amount equal to such CVR Payment divided by the total number of CVRs and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register.

 “CVR Payment Statement” means, for a given CVR Payment, a written statement of Parent, signed on behalf of Parent, setting forth in reasonable detail and certifying the calculation of the applicable CVR Payment.

 “CVR Register” has the meaning set forth in Section 2.3(b).

 “CVR Term” means the period beginning on the Closing and ending upon the [fifth (5th) anniversary of this Agreement]2.

 “Disposition Agreement” means a definitive written agreement providing for a Parent Legacy Transaction that is entered into during the Disposition Period.

 “Disposition Period” means the period beginning on the execution date of the Merger Agreement and ending on the second (2nd) anniversary of the Closing Date.

 “Gross Proceeds” means, without duplication, the sum of all cash consideration and all cash proceeds from the sale of non-cash consideration of any kind that is actually paid to Parent or any of its Affiliates, or is actually received by Parent or any of its Affiliates, solely as such consideration relates to a Parent Legacy Asset.

 “Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

 “Liability” means any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise.

 “Loss” has the meaning set forth in Section 3.2(g).

 “Net Proceeds” means, for any CVR Payment, Gross Proceeds minus Permitted Deductions, all as calculated, to the extent in accordance with GAAP, in a manner consistent with Parent’s accounting practices and the most recently filed annual audited financial statements with the SEC, except as otherwise set forth herein.

 “Notice” has the meaning set forth in Section 7.1.

1  Schedule 1.1 to be updated as of the closing date, as applicable.

2  Date to be agreed pending asset sale status prior to the Closing.

F-2

“Officer’s Certificate” means a certificate signed by the chief executive officer or the chief financial officer of Parent, in their respective official capacities.

“Parent Legacy Assets” means all assets, technology and Intellectual Property of Parent, as they existed at any time prior to the date of this Agreement, relating to the Company’s research and development programs, as conducted and proposed to be conducted, including its CT-0525, CT-0508, CT-1119 and its engineered macrophage, and in vivo mRNA/lipid nanopartical CAR-M programs and its partnership with ModernaTX, Inc., including, for purposes of clarity, the tangible and intangible assets of Parent relating thereto.

“Parent Legacy Transaction” means the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) and/or winding down of, and/or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Parent Legacy Assets, in each cased entered into during the Disposition Period.

“Party” means Parent or the Rights Agent.

“Permitted Deductions” means the sum of:

(a)any applicable Tax (including any applicable value added or sales taxes) imposed on Gross Proceeds and payable by Parent (regardless of whether the due date for such Taxes arises during or after the Disposition Period) and, without duplication, any income or other similar Taxes payable by Parent or any of its Affiliates that would not have been incurred by Parent or any of its Affiliates but for the Gross Proceeds; provided that, for purposes of calculating income Taxes incurred by Parent in respect of the Gross Proceeds, any such income Taxes shall be computed assuming the only items of income are the Gross Proceeds attributable to the gain recognized by Parent from the Parent Legacy Transaction and after reduction for any net operating loss carryforwards or other Tax attributes of Parent as of the Closing Date that are available to offset such gain after taking into account any limits of the usability of such attributes, including under Section 382 of the Code, as reasonably determined by Parent’s tax advisers (and for the sake of clarity such income taxes shall be calculated without taking into account any net operating losses or other tax attributes generated by Parent or its Affiliates after the Closing Date);

 (b)any reasonable and documented out-of-pocket costs and expenses incurred by Parent to preserve the Parent Legacy Assets for sale or in respect of its performance of this Agreement following the Closing Date, including any damages, liabilities arising under any Disposition Agreement, including any incurred in litigation or other dispute resolution therefor, and including (i) any costs related to the prosecution, maintenance or enforcement by Parent or any of its Subsidiaries of intellectual property rights (but excluding any costs related to a breach of this Agreement, including costs incurred in litigation or dispute resolution in respect of the same), or (ii) any costs related to monetary liabilities of or relating to the Parent Legacy Assets that remain with the Parent following the consummation of any Parent Legacy Transaction;

 (c)any reasonable and documented out-of-pocket costs or expenses incurred by Parent in connection with the negotiation, entry into and closing of any Parent Legacy Transaction, including any brokerage fee, finder’s fee, or other transaction fee, or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto;

 (d)any losses incurred by Parent arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Parent Legacy Transaction, including indemnification obligations of Parent set forth in any Disposition Agreement; and

 (e)any liabilities incurred during the CVR Term that would have been required to be included in the calculation of Net Cash (as defined in the Merger Agreement) arising solely out of a Disposition Agreement to the extent not taken into account in the calculation of Net Cash.

 “Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy or by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; (e) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable or (f) as provided in Section 2.6.

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 “Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become the Rights Agent pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

 (a)   The CVRs represent the rights of Holders to receive contingent CVR Payments pursuant to this Agreement. The CVRs shall be issued and distributed by Parent in the form a dividend in connection with the Merger, and the initial Holders will be the holders of Common Stock as of immediately prior to the Effective Time. One CVR will be issued with respect to each share of Common Stock that is outstanding as of immediately prior to the Effective Time.

 (b)   Parent hereby appoints the Rights Agent to act as Rights Agent for Parent in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

 Section 2.2 Non-transferable.

 The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposal that is not a Permitted Transfer shall be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

 Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

  (a)  The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument. Holders’ rights and obligations in respect of CVRs derive solely from this Agreement.

 (b)   Subject to the receipt by the Rights Agent of the information and instructions described in Section 4.1, the Rights Agent shall create and maintain a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from Parent. The CVR Register will initially show one position for Cede & Co. representing shares of Common Stock held by DTC on behalf of the street holders of the shares of Common Stock held by such Holders as of immediately prior to the Effective Time. With respect to any payments or issuances to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of shares Common Stock by sending one lump-sum payment or issuance to DTC.

 (c)  Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines or procedures, including a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed and properly completed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Parent and the Rights Agent shall not be responsible for, and may require evidence of payment of a sum sufficient to cover (or evidence that such Taxes and charges are not applicable), any stamp, documentary, registration, or other Tax or governmental charge that is imposed in connection with any such registration of transfer. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void.

 (d)  A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register. The Acting Holders may, without duplication, make a written request to the Rights Agent for a list containing the names, addresses

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and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders.

 (e)  Parent will provide written instructions to the Rights Agent for the distribution of CVRs to holders of Common Stock as of immediately prior to the Effective Time (the “Record Time”). Subject to the terms and conditions of this Agreement and Parent’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each holder of Common Stock as of the Record Time by the mailing of a statement of holding reflecting such CVRs.

 Section 2.4 Payment Procedures.

 (a)   No later than forty-five (45) days following the end of each calendar quarter during which Parent receives a CVR Payment during the CVR Term, Parent shall deliver to the Rights Agent a CVR Payment Statement. Concurrent with the delivery of each CVR Payment Statement, on the terms and conditions of this Agreement, Parent shall pay the Rights Agent in U.S. dollars an amount equal to one-hundred percent (100%) of the applicable Net Proceeds (if any) for the applicable CVR Payment. Such amount of Net Proceeds will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent not less than ten (10) Business Days prior to the date of the applicable payment. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Rights Agent, an amount equal to such Holder’s CVR Payment Amount. The Rights Agent shall, upon any Holder’s request in writing and as soon as practicable after receipt of a CVR Payment Statement under this Section 2.4(a), send such Holder at its registered address a copy of such statement. For the avoidance of doubt Parent shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Parent’s obligations set forth in this Section 2.4(a).

 (b)   The Rights Agent shall solicit from each Holder an IRS Form W-9 or applicable IRS Form W-8 at such time or times as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding. That notwithstanding, Parent shall be entitled to deduct and withhold and hereby authorizes the Rights Agent to deduct and withhold, any tax or similar governmental charge or levy, that is required to be deducted or withheld under applicable law from any amounts payable pursuant to this Agreement (“Withholding Taxes”). To the extent the amounts are so withheld by Parent or the Rights Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. In the event Parent becomes aware that a payment under this Agreement is subject to Withholding Taxes (other than U.S. federal backup withholding), Parent shall use commercially reasonable efforts to provide written notice to the Rights Agent and the Rights Agent shall use commercially reasonable efforts to provide written notice of such Withholding Taxes to the applicable Holders and a reasonable opportunity for the Holder to provide any necessary Tax forms, including an IRS Form W-9 or appropriate IRS Form W-8, as applicable, in order to reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms. For the avoidance of doubt, in the event that notice has been provided to an applicable Holder pursuant to this Section 2.4(b), no further notice shall be required to be given for any future payments of such Withholding Tax. Parent will use commercially reasonable efforts to provide withholding and reporting instructions in writing (email being sufficient) to the Rights Agent from time to time as relevant, and upon reasonable request of the Rights Agent. The Rights Agent shall have no responsibilities with respect to tax withholding, reporting or payment except specifically instructed by Parent.

 (c)   Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the delivery of a CVR Payment Statement (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to Parent or a person nominated in writing by Parent (with written notice thereof from Parent to the Rights Agent), and any Holder will thereafter look only to Parent for payment of such CVR Payment (which shall be without interest).

 (d)   If any CVR Payment (or portion thereof) remains unclaimed by a Holder two (2) years after the delivery of a CVR Payment Statement (or immediately prior to such earlier date on which such CVR Payment would otherwise escheat to or become the property of any Governmental Entity), such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of Parent and will be transferred to Parent or a person nominated in writing by Parent (with written notice thereof from Parent to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor. Neither Parent nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent, a public office or a person nominated in writing by Parent.

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 (e)   For U.S. federal income and other applicable Tax purposes, the parties hereto agree to treat (i) the issuance of the CVRs as a distribution of property (and not debt or equity of Parent) by Parent to the stockholders of Parent governed by Section 301 of the Code, and (ii) the amount of any CVR Payment as a contractual payment pursuant to the rights afforded by this Agreement to the Holder and not as a distribution by Parent in respect of Parent stock (collectively, the “Intended Tax Treatment”). Consistent with the Intended Tax Treatment, Parent will send, or cause to be sent, IRS Forms 1099-DIV to all Holders notifying them of the portion of the CVR value that is a non-dividend distribution (or a dividend to the extent of Parent’s current or accumulated earnings and profits) for U.S. federal income Tax purposes. The parties hereto will not take any position contrary to the Intended Tax Treatment on any Tax Return or for other Tax purposes, except as may be required by a change in applicable Law or pursuant to a final “determination” within the meaning of Section 1313(a) of the Code, in each case, after the date hereof. Parent will independently retain and pay for the services of a third-party valuation firm to determine the fair market value of the CVRs and Parent will utilize such fair market value for purposes of all Tax reporting (including on IRS Forms 1099-DIV) with respect to the CVRs.

 Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

 (a)   The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs to any Holder.

 (b)   The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Parent.

 (c)   Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a stockholder or member of Parent or any of its subsidiaries either at law or in equity. The rights of any Holder and the obligations of Parent and its Affiliates and their respective officers, directors and controlling Persons are contract rights limited to those expressly set forth in this Agreement.

 (d)   By voting in favor of the adoption of the Merger Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger and receiving the benefits thereof, including the receipt of CVRs in connection therewith and any consideration payable in connection with the CVRs, each Holder hereby acknowledges and agrees that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Parent’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Parent Legacy Transaction will occur prior to the expiration of the Disposition Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount. It is further acknowledged and agreed that neither Parent nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(d) is an essential and material term of this Agreement.

 Section 2.6 Ability to Abandon CVR.

 A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Parent or a Person nominated in writing by Parent (with written notice thereof from Parent to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Parent of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Parent or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

 (a)   The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, intentional breach, bad faith, fraud or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction).

 (b)   The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Parent. The Rights

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Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

 Section 3.2 Certain Rights of Rights Agent.

 (a)   The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

 (b)   The Rights Agent may rely and will be protected by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by or on behalf of Parent or, with respect to Section 2.3(d), the Acting Holders.

 (c)   Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, fraud, gross negligence or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, not incur any liability and shall be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate; provided, that, Parent shall not be authorized to deliver an Officer’s Certificate inconsistent with the provisions set forth in this Agreement without the prior written consent of the Acting Holders.

 (d)   The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, fraud, gross negligence or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken, suffered or not taken by the Rights Agent in reliance thereon.

 (e)   Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

 (f)   The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

 (g)   Parent agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (including the reasonable and documented fees and expenses of legal counsel) (each, a “Loss”) which may be paid, incurred or suffered by or to which it may become subject, arising from or out of, directly or indirectly, any claims or liability resulting from any action taken, suffered or omitted by the Rights Agent in connection the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s willful misconduct, bad faith, fraud or gross negligence; provided that this Section 3.2(g) shall not apply with respect to income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Entity.

 (h)   Parent agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder as set forth in a fee schedule agreed upon in writing by the Rights Agent and Parent on or prior to the date of this Agreement (the “Fee Schedule”), and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all stamp and transfer Taxes (and excluding for the avoidance of doubt, any income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Entity) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement.

 (i)   No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

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 (j)   The Rights Agent shall have no responsibility to Parent, any holders of CVRs, any holders of shares of Common Stock or any other Person for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

 (k)   The Rights Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Merger Agreement or any other agreement between or among any of Parent, the Company or Holders, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement.

 (l)   The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Parent or the Company resulting from any such act, default, neglect or misconduct, absent willful misconduct, bad faith, fraud or gross negligence (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

 (m) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Parent only.

 (n)  The Rights Agent shall act hereunder solely as agent for Parent and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Parent, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Parent.

 (o)  The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

 (p)  The Rights Agent shall not be liable or responsible for any failure of Parent to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

 (q)The obligations of Parent and the rights of the Rights Agent under this Section 3.2, Section 3.1. and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

 (r)  The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

 Section 3.3 Resignation and Removal; Appointment of Successor.

 (a)  The Rights Agent may resign at any time by written notice to Parent. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

 (b)  Parent will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

 (c)  If the Rights Agent resigns, is removed or becomes incapable of acting, Parent will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Parent fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the any Holder may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The

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successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

 (d)  Parent will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Parent.

 (e)  Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Parent will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

 (f)  The Rights Agent will reasonably cooperate with Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

 Section 3.4 Acceptance of Appointment by Successor.

 Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Parent and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Parent or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent, except such rights which survive its resignation or removal under the terms hereunder.

ARTICLE 4

COVENANTS

Section 4.1 List of Holders.

Parent will furnish or cause to be furnished to the Rights Agent, in such form as Parent receives from Parent’s transfer agent (or other agent performing similar services for Parent), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.

 Section 4.2 No Obligations of Public Company.

 (a)  [Notwithstanding anything herein to the contrary, (a) Parent and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products) with respect to any Parent Legacy Assets), and subject to Parent’s compliance with the terms of this Agreement, Parent and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Parent and its Affiliates and its and their stockholders, rather than the interest of the Holders, (b) none of Parent or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty or any other implied duties (including the implied covenant of good faith and fair dealing) to any Holder in respect of the CVRs or the Parent Legacy Assets and (c) following the Disposition Period, Parent shall be permitted to take any action in respect of the Parent Legacy Assets in order to satisfy any wind-down and termination Liabilities of the Parent Legacy Assets. For clarity and without limitation of the foregoing, following the Disposition Period without a Parent Legacy Transaction, Parent may take any action in respect of the Parent Legacy Assets in its sole and absolute discretion. Notwithstanding anything else herein, none of Parent or any of its Affiliates may amend, modify, restate, amend and restate, terminate, rescind, sell, dispose of, waive any third-party’s obligations under or otherwise modify or transfer any of the agreements listed on Schedule 1.1.]3

3  Discussion of duties/obligations of Parent to be discussed pending outcome of legacy asset transaction structures and timing.

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 Section 4.3 Books and Records.

 Until the end of the CVR Term, Parent shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to support the applicable CVR Payments, if any, payable hereunder in accordance with the terms specified in this Agreement.

Section 4.4 Audits.

Until the Termination Date and for a period of one (1) year thereafter, Parent shall keep complete and accurate records in sufficient detail to support the accuracy of the payments due hereunder. The Acting Holders shall have the right to cause an independent accounting firm reasonably acceptable to Parent to audit such records for the sole purpose of confirming CVR Payments received by Parent or its Affiliates. Parent may require such accounting firm to execute a reasonable confidentiality agreement with Parent prior to commencing the audit. The accounting firm shall disclose to Rights Agent or the Acting Holders, as applicable, only whether the reports are correct or not and the specific details concerning any discrepancies. No other information shall be shared, and in no event shall Parent be required to provide any Tax returns or any other Tax information it deems confidential to the Acting Holders or any other party. Such audits may be conducted during normal business hours upon reasonable prior written notice to Parent, but no more than frequently than once per year. No accounting period of Parent shall be subject to audit more than one time by the Acting Holders, as applicable. Adjustments (including remittances of underpayments or overpayments disclosed by such audit) shall be made by Parent to reflect the results of such audit, which adjustments shall be paid promptly following receipt of an invoice therefor. Whenever such an adjustment is made, Parent shall promptly prepare a certificate setting forth such adjustment, and a brief, reasonably detailed statement of the facts, computation and methodology accounting for such adjustment to the extent not already reflected in the audit report and promptly file with the Rights Agent a copy of such report and promptly deliver to the Rights Agent a revised CVR Payment Statement for the relevant CVR Payment. The Rights Agent shall be fully protected in relying on any such report and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of any such adjustment or any such event unless and until it shall have received such report. The Acting Holders, as applicable, shall bear the full cost and expense of such audit unless such audit discloses an underpayment by Parent of the CVR Payment due under this Agreement, in which case Parent shall bear the full cost and expense of such audit. The Rights Agent shall be entitled to rely on any audit report delivered by the independent accounting firm pursuant to this Section 4.4.

 ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a)Parent, at any time and from time to time, may (without the consent of any Person, including the Holders, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes:

(i)    to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii)    subject to Section 6.1, to evidence the succession of another person to Parent and the assumption of any such successor of the covenants of Parent outlined herein in a transaction contemplated by Section 6.1;

(iii)   to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv)   as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws;

(v)   as may be necessary or appropriate to ensure that Parent is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(vi)  as Parent may reasonably determine to facilitate the administration or performance of obligations under this Agreement and does not adversely affect the Holders;

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(vii)  to cancel the CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, or (ii) following a transfer of such CVRs to Parent or its Affiliates in accordance with Section 2.2 or Section 2.3;

(viii) as may be necessary or appropriate to ensure that Parent complies with applicable Law; or

(b)Promptly after the execution by Parent of any amendment pursuant to this Section 5.1, Parent will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Parent without the consent of any Holder pursuant to Section 5.1, with the consent of the Acting Holders (whether evidenced in a writing or taken at a meeting of the Holders), Parent and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b)Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

 Section 5.3 Effect of Amendments.

 Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Parent which states that the proposed supplement or amendment is in compliance with the terms of this Article 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 Change of Control.

Prior to the Termination Date, Parent shall not consummate a Change of Control without the consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed), unless:

 (a) the Person that is the relevant transferee, assignee, acquiror, delegate or other successor (including by operation of law) in such Change of Control (the “Surviving Person”) shall assume or succeed to the obligations on all CVRs (when and as due hereunder); and

 (b)Parent has delivered to the Rights Agent an Officer’s Certificate stating that such Change of Control complies with this Article 6 and that all conditions precedent herein provided for relating to such Change of Control have been complied with.

 Section 6.2 Successor Substituted.

 Upon the consummation of any Change of Control in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Parent under this Agreement with the same effect as if the Surviving Person had been named as Parent herein.

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ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to Parent.

All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder when sent (a) fees prepaid, via a reputable international overnight courier service in the case of delivery in person, by FedEx or other internationally recognized overnight courier service or (b) on the date sent in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to the Rights Agent, to:

[•]

Attention: [•]

Email: [•]

if to Parent, to:

Carisma Therapeutics Inc.

3675 Market Street, Suite 401

Philadelphia, PA 19104

Attention: Steven Kelly, President and Chief Executive Officer

Email: [•]

with a copy, which shall not constitute notice, to:

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

Attention:	Christopher D. Barnstable-Brown, Esq. Mark Nylen, Esq. Brian A. Johnson, Esq.

E-mail:	cbb@wilmerhale.com mark.nylen@wilmerhale.com brian.johnson@wilmerhale.com or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.2 Notice to Holders.

All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

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Section 7.3 Entire Agreement.

As between Parent and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns.

This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Parent and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Parent’s prior written consent. Subject to Section 5.1(a)(ii) and Article 6 hereof, Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom Parent is merged or consolidated, or any entity resulting from any merger or consolidation to which Parent shall be a party (each, an “Assignee”); provided, that in connection with any assignment to an Assignee, Parent shall agree to remain liable for the performance by Parent of its obligations hereunder (to the extent Parent exists following such assignment). Parent or an Assignee may not otherwise assign this Agreement without the prior consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders.

Nothing in this Agreement, express or implied, will give to any Person (other than Parent, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Parent, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law.

This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any provision of law or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware.

Section 7.8 Jurisdiction.

In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, and appellate courts thereof; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement; provided that nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by Law.

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Section 7.9 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written Notice to Parent.

Section 7.11 Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination.

This Agreement will automatically terminate and be of no further force or effect and, except the rights, protections and immunities of the Rights Agent under Article 3, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the earliest to occur of (a) the expiration of the CVR Term, (b) the expiration of all payment obligations under the Disposition Agreements or any of the agreements listed on Schedule 1.1 or (c) the delivery of a written notice of termination duly executed by Parent and the Acting Holders (such date, the “Termination Date”). The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement until such CVR Payments, if any, have been made, if applicable.

Section 7.13 Funds.

All funds received by Computershare under this Agreement that are to be distributed or applied by Computershare in the performance of services hereunder (the “Funds”) shall be held by Computershare, as agent for Parent, and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for Parent. Until paid pursuant to the terms of this Agreement, Computershare may hold or invest the Funds through such accounts in: (a) funds backed by obligations of, or guaranteed by, the United States of America; (b) debt or commercial paper obligations rated A-1 or P-1 or better by S&P Global Inc. (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”), respectively; (c) Government and Treasury backed AAA-rated Fixed NAV money market funds that comply with Rule 2a-7 of the Investment Company Act of 1940, as amended; or (d) short term certificates of deposit, bank repurchase agreements, and bank accounts with commercial banks with Tier 1 capital exceeding $1 billion, or with an investment grade rating by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). Computershare shall have no responsibility or liability for any

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diminution of the Funds that may result from any deposit or investment made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits or investments. Computershare shall not be obligated to pay such interest, dividends or earnings to Parent, any holder or any other party.

Section 7.14 Further Assurance by Parent. Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Section 7.15 Confidentiality.

The Rights Agent and Parent agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public CVR holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the Fee Schedule shall remain confidential, and shall not be voluntarily disclosed to any other person other than representatives of the Rights Agent or Parent, except as may be required by Law, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

Section 7.16 Force Majeure.

Notwithstanding anything to the contrary contained herein, the Rights Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, epidemic, pandemic, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

Section 7.17 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b)As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d)Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(f) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Parent have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Parent and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(g)All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

CARISMA THERAPEUTICS INC.

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

COMPUTERSHARE TRUST COMPANY, N.A. and COMPUTERSHARE INC.,

On behalf of both entities

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Schedule 1.1

1.Collaboration and License Agreement, dated as of January 7, 2022, by and between Carisma Therapeutics Inc. and ModernaTX, Inc.

ANNEX G

DELAWARE APPRAISAL RIGHTS FOR ORTHOCELLIX COMMON STOCKHOLDERS

§ 262. Appraisal rights

(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)   [Repealed.]

(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)   Appraisal rights shall be perfected as follows:

(1)   If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)   If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)   Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)   Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)   Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)   At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)   After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)   Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)   The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

ANNEX H

ORTHOCELLIX, INC.

2025 STOCK OPTION AND INCENTIVE PLAN

SECTION 1. GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the OrthoCellix, Inc. 2025 Stock Option and Incentive Plan (as amended from time to time, the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of OrthoCellix, Inc. (the “Company”) and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company or one of its Affiliates.

The following terms shall be defined as set forth below:

“Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.

“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights.

“Award Agreement” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Agreement is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment.

“Closing Date” means the date of the closing of the transactions contemplated by that certain Agreement and Plan of Merger by and among Carisma Therapeutics Inc., Azalea Merger Sub, Inc., pre-closing OrthoCellix, Inc., and certain other parties, dated as of June 22, 2025.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Consultant” means a consultant or adviser who provides bona fide services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Act.

“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

“Effective Date” means the date on which the Plan becomes effective as set forth in Section 19.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to the closing price. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Prior Plans” means each of the Company’s Amended and Restated 2014 Stock Incentive Plan and the Company’s 2017 Stock Incentive Plan.

“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.

“Restricted Stock Award” means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Restricted Stock Units” means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Returning Shares” means the number of shares of Stock subject to awards granted under any Prior Plan that are outstanding as of the Effective Date and that following the Effective Date: (A) are not issued because such award or any portion thereof expires or otherwise terminates without all of the shares of Stock covered by such award having been issued; (B) are not issued because such award or any portion thereof is settled in cash; (C) are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares; (D) are withheld or reacquired to satisfy the exercise, strike or purchase price; or (E) are withheld or reacquired to satisfy a tax withholding obligation.

“Sale Event” shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Service Relationship” means any relationship as an employee, Non-Employee Director or Consultant of the Company or any Affiliate. Unless as otherwise set forth in the Award Agreement, a Service Relationship shall be deemed to continue without interruption in the event a grantee’s status changes from full-time employee to part-time employee or a grantee’s status changes from employee to Consultant or Non-Employee Director or vice versa, provided that there is no interruption or other termination of Service Relationship in connection with the grantee’s change in capacity.

“Stock” means the Common Stock, par value $0.001 per share, of the Company, subject to adjustments pursuant to Section 3.

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

“Substitute Awards” means Awards issued under the Plan in substitution for one or more equity awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

SECTION 2. ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a)Administration of Plan. The Plan shall be administered by the Administrator.

(b)Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i)to select the individuals to whom Awards may from time to time be granted;

(ii)to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii)to determine the number of shares of Stock to be covered by any Award;

(iv)to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Agreements;

(v)to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi)subject to the provisions of Section 5(c) or 6(d), to extend at any time the period in which Stock Options or Stock Appreciation Rights, respectively, may be exercised; and

(vii)at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c)Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to a committee consisting of one or more officers of the Company, including the Chief Executive Officer of the Company, all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not members of the delegated committee. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d)Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event the Service Relationship terminates.

(e)Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f)Non-U.S. Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Affiliates operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Affiliates shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be incorporated into and made part of this Plan); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION 3. STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION1

(a)Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be (i) [          ] shares1 (the “Initial Limit”), plus (ii) the Returning Shares, plus (iii) on January 1, 2026 and on each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively increased by five percent of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the Administrator, in all cases subject to adjustment as provided in this Section 3(c) (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit cumulatively increased on January 1, 2026 and on each January 1 thereafter by the lesser of the Annual Increase for such year or a number of shares of Stock equal to the Initial Limit, subject in all cases to adjustment as provided in Section 3(c). For purposes of this limitation, the shares of Stock underlying any awards under the Plan that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares of Stock that may be issued as Incentive Stock Options. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company. Awards that may be settled solely in cash shall not be counted against the share reserve, nor shall they reduce the shares of Stock authorized for grant to a grantee in any calendar year.

(b)Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 3(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is [               ] shares of Common Stock.

1 Initial share reserve to be equal to 10% of the total number of shares of Capital Stock outstanding on the Effective Date.

(c)Maximum Awards to Non-Employee Directors. Notwithstanding anything to the contrary in this Plan, the aggregate value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director for services as a Non-Employee Director in any calendar year shall not exceed $750,000; provided, however, that in the first calendar year in which an individual becomes a Non-Employee Director, the aggregate value of all Awards awarded under this Plan and all other cash compensation paid by the Company to such Non-Employee Director for services as a Non-Employee Director shall not exceed $1,000,000. For the purpose of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with ASC Topic 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

(d)Changes in Stock. Subject to Section 3(d) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(e)Mergers and Other Transactions. In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent that the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Agreement, all Options and Stock Appreciation Rights with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the Sale Event shall become fully vested and exercisable as of the effective time of the Sale Event, all other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a Sale Event in the Administrator’s discretion or to the extent specified in the relevant Award Agreement. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

(f)Substitute Awards. The Administrator may grant Substitute Awards under the Plan. To the extent consistent with the requirements of Section 422 and the regulations thereunder and other applicable legal requirements (including applicable stock exchange requirements), Stock issued under Substitute Awards will be in addition to and will not reduce the Stock reserved under the Plan, but, notwithstanding anything in Section 3(a) to the contrary, if any Substitute Award is settled in cash or expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company without the issuance of Stock, the shares of Stock previously subject to such Award will not increase the Stock reserved or be available for future issuance under the Plan. The Administrator will determine the extent to which the terms and conditions of the Plan apply to Substitute Awards, if at all.

SECTION 4. ELIGIBILITY

Grantees under the Plan will be such employees, Non-Employee Directors or Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Awards may not be granted to employees, Non-Employee Directors or Consultants who are providing services only to any “parent” of the Company, as such term is defined in Rule 405 of the Act, unless (i) the stock underlying the Awards is treated as “service recipient stock” under Section 409A or (ii) the Company has determined that such Awards are exempt from or otherwise comply with Section 409A.

SECTION 5. STOCK OPTIONS

(a)Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

(b)Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the date of grant. Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Option is otherwise exempt from or compliant with Section 409A.

(c)Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d)Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the date of grant. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e)Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Award Agreement:

(i)In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii)Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii)By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv)With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Award Agreement or applicable provisions of laws (including the satisfaction of any taxes that the Company or an Affiliate is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f)Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option. For purposes of this Section 5(f), Incentive Stock Options will be taken into account in the order in which they were granted, the Fair Market Value of the shares of Stock will be determined as of the time the Stock Option with respect to such shares of Stock is granted, and calculation will be performed in accordance with Section 422 of the Code and Treasury Regulations promulgated thereunder.

SECTION 6. STOCK APPRECIATION RIGHTS

(a)Award of Stock Appreciation Rights. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b)Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant. Notwithstanding the foregoing, Stock Appreciation Rights may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Appreciation Right is otherwise exempt from or compliant with Section 409A.

(c)Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d)Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined on the date of grant by the Administrator. The term of a Stock Appreciation Right may not exceed ten years. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

SECTION 7. RESTRICTED STOCK AWARDS

(a)Nature of Restricted Stock Awards. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives.

(b)Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that if the lapse of restrictions with respect to the Restricted Stock Award is tied to the attainment of vesting conditions, any dividends paid by the Company shall accrue and shall not be paid to the grantee until and to the extent the vesting conditions are met with respect to the Restricted Stock Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c)Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Agreement. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, if a grantee’s employment (or other Service Relationship) with the Company and its Affiliates terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at its original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of employment (or other Service Relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d)Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”

SECTION 8. RESTRICTED STOCK UNITS

(a)Nature of Restricted Stock Units. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Agreement) upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b)Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Agreement.

(c)Rights as a Stockholder. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his or her Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(d)Termination. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Affiliates for any reason.

SECTION 9. UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock. The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee may receive shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10. CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals, including continued employment (or other Service Relationship). The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION 11. DIVIDEND EQUIVALENT RIGHTS

(a)Dividend Equivalent Rights. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Agreement. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

(b)Termination. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Affiliates for any reason.

SECTION 12. Transferability of Awards

(a)Transferability. Except as provided in Section 12(b) below or otherwise determined by the Administrator, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b)Administrator Action. Notwithstanding Section 12(a), the Administrator, in its discretion, may provide either in the Award Agreement regarding a given Award or by subsequent written approval that the grantee (who is an employee or Non-Employee Director) may transfer his or her Non-Qualified Stock Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award Agreement. In no event may an Award be transferred by a grantee for value.

(c)Family Member. For purposes of Section 12(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d)Designation of Beneficiary. To the extent permitted by the Company and valid under applicable law, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate or legal heirs.

SECTION 13. TAX WITHHOLDING

(a)Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for tax purposes, pay to the Company or any applicable Affiliate, or make arrangements satisfactory to the Administrator regarding payment of, any U.S. and non-U.S. federal, state, or local taxes of any kind required by law to be withheld by the Company or any applicable Affiliate with respect to such income. The Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee or to satisfy any applicable withholding obligations by any other method of withholding that the Company and its Affiliates deem appropriate. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b)Payment in Stock. The Administrator may cause any tax withholding obligation of the Company or any applicable Affiliate to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the grantees. The Administrator may also require any tax withholding obligation of the Company or any applicable Affiliate to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company or any applicable Affiliate in an amount that would satisfy the withholding amount due.

SECTION 14. Section 409A awards

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

SECTION 15. TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.

(a)Termination of Service Relationship. If the grantee’s Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated his or her Service Relationship for purposes of the Plan.

(b)For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:

(i)a transfer to the Service Relationship of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or

(ii)an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 16. AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder’s consent. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, or to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 16 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(c) or 3(d).

SECTION 17. STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 18. GENERAL PROVISIONS

(a)No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b)Issuance of Stock. To the extent certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c)Stockholder Rights. Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(d)Other Incentive Arrangements; No Rights to Continued Service Relationship. Nothing contained in this Plan shall prevent the Board from adopting other or additional incentive arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any grantee any right to continued employment or other Service Relationship with the Company or any Affiliate.

(e)Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(f)Clawback Policy. Awards under the Plan shall be subject to the Company’s clawback policy, as in effect from time to time. In addition, the Administrator may impose such other clawback, recovery, or recoupment provisions in an Award Agreement as the Administrator determines necessary or appropriate, including, but not limited to, a reacquisition right in respect of previously acquired shares of Stock or other cash or property upon the occurrence of a termination for “cause” under any agreement with the Company or an Affiliate thereof. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or an Affiliate thereof.

(g)Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be cancelled, terminated or otherwise eliminated.

SECTION 19. EFFECTIVE DATE OF PLAN

This Plan shall become effective upon the Closing Date subject to stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, and applicable stock exchange rules. No grants of Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION 20. GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware, applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS:

DATE APPROVED BY STOCKHOLDERS:

ANNEX I

FORM OF SUBSCRIPTION AGREEMENT

I-1

ANNEX J

FORM OF REGISTRATION RIGHTS AGREEMENT

J-1

ANNEX K

FORM OF PROXY CARD

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.Special Meeting Proxy CardYour vote matters – here’s how to vote!Votes submitted electronically must be received by [TBD], Eastern Time, on [TBD], 2025.OnlineGo to www.investorvote.com/CARM or scan the QR code — login details are located in the shaded bar below.PhoneCall toll free 1-800-652-VOTE (8683) within the USA, US territories and CanadaMailMark, sign and date this card and return in the postagepaid envelope provided. Must be received no later than [TBD], 2025.T IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.TA Proposals — The Board of Directors recommend a vote FOR Proposals 1, 2, 4, 5, 6 and 7 and FOR each nominee listed in Proposal 3.1. To approve, pursuant to Nasdaq Listing Rules 5635(a), 5635(b), and 5635(d), the issuance of shares of common stock of Carisma Therapeutics Inc. (“Carisma”) to (i) stockholders of OrthoCellix, Inc. (“OrthoCellix”) pursuant to the terms of the Agreement and Plan of Merger among Ocugen, Inc. (“Ocugen”), Carisma, OrthoCellix and Azalea Merger Sub, Inc. (“Merger Sub”), dated as of June 22, 2025, a copy of which is attached as Annex A to the proxy statement/prospectus, pursuant to which Merger Sub will merge with and into OrthoCellix, with OrthoCellix continuing as a wholly owned subsidiary of Carisma and the surviving corporation of the merger (such transaction,the “Merger”) and (ii) investors in a concurrent financing, pursuant to the terms of the subscription agreements, the form of which is filed as Annex I to the registration statement, which will (a) represent more than 20.0% of the shares of Carisma common stock outstanding immediately prior to the Merger and (b) result in a change of control in Carisma (“Proposal No. 1”).For Against Abstain2. To approve the OrthoCellix, Inc. 2025 Stock Option and Incentive Plan, which will become effective as of and contingent on the completion of the Merger.For Against Abstain3. To elect three Class II directors, Steven Kelly, Briggs Morrison, M.D. and Sanford Zweifach, to Carisma’s board of directors and to hold office until Carisma’s 2028 annual meeting of stockholders and until their respective successor has been duly elected and qualified, or until their earlier death, resignation or removal provided that if the Merger is consummated, the election of these directors will only have an effect until the completion of the Merger because the composition of Carisma’s board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement:For Withhold For Withhold For Withhold01 - Steven Kelly 02 - Briggs Morrison, M.D. 03 - Sanford ZweifachFor Against Abstain For Against Abstain4. To ratify the appointment of KPMG LLP as Carisma’s independent registered public accounting firm for the fiscal year ending December 31, 2025.6. To approve, on an advisory basis, certain compensation arrangements for Carisma’s named executive officers that are based on or otherwise relate to the Merger.5. To approve, on an advisory basis, named executive officer compensation.7. To approve an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.NOTE: The proxies are authorized to vote, in their discretion, upon such other business as may properly come before the stockholders at the Special Meeting or any adjournment or postponement thereof.1 U P X 046C9D

K-1

The Special Meeting of Stockholders of Carisma Therapeutics Inc. will be held on[TBD], 2025 at [TBD] Eastern Time, virtually via the internet at https://meetnow.global/MMLQXXY.To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders to be Held on [TBD], 2025: Our proxy materials are available at: www.investorvote.com/CARM.Small steps make an impact.Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/CARMT IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.TProxy - Carisma Therapeutics Inc.Carisma Therapeutics Inc. Special Meeting of Stockholders [TBD], 2025 at [TBD] Eastern TimeThis proxy is being solicited on behalf of the Board of DirectorsThe stockholder(s) hereby appoint(s) Steven Kelly and Natalie McAndrew, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) each of them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of CARISMA THERAPEUTICS INC. that the stockholder(s) is/are entitled to vote at the Special Meeting of Stockholders to be held at [TBD] Eastern Time on [TBD], 2025, virtually at https://meetnow.global/MMLQXXY, and any adjournment or postponement thereof.This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.(Items to be voted appear on reverse side)B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.C Non-Voting ItemsChange of Address — Please print new address below. Comments — Please print your comments below.

K-2

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

Carisma’s certificate of incorporation provides that Carisma will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Carisma), by reason of the fact that he or she is or was, or has agreed to become, Carisma’s director or officer, or is or was serving, or has agreed to serve, at Carisma’s request, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Carisma’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Carisma’s certificate of incorporation also provides that Carisma will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of Carisma to procure a judgment in Carisma’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, Carisma’s director or officer, or is or was serving, or has agreed to serve, at Carisma’s request, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Carisma’s best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to Carisma, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by Carisma against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If Carisma does not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

In addition, Carisma has entered into indemnification agreements with all of Carisma’s executive officers and directors. In general, these agreements provide that Carisma will indemnify the executive officer or director to the fullest extent permitted by law for claims arising in his or her capacity as an executive officer or director of Carisma or in connection with his or her service at Carisma’s request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that an executive officer or director makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director.

Section 102 of the DGCL permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached such director’s duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Carisma’s certificate of incorporation provides that no director shall be personally liable to Carisma or Carisma’s stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

Carisma also maintains general liability insurance which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Under the Merger Agreement, from the Effective Time of the Merger through the sixth (6th) anniversary of the date of the Effective Time, Carisma and the surviving corporation agree to indemnify and hold harmless each person who was, as of June 22, 2025, the signing date of the merger agreement, or had been at any time prior, or who becomes prior to the Effective Time of the Merger, a director or officer of Carisma or OrthoCellix, against all demands, claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with claims, actions, suits, proceedings or investigations arising out of or pertaining to the fact that such person is or was a director or officer of Carisma or OrthoCellix, whether asserted or claimed prior to, at or after the Effective Time of the Merger, in each case, to the fullest extent permitted under the DGCL. In addition, each such director and officer, or former director and officer, is entitled to advancement of fees, costs and expenses incurred in the defense of any such demand, claim, action, suit, proceeding or investigation.

Under the Merger Agreement, the certificate of incorporation and by-laws of the surviving corporation in the Merger shall contain provisions with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers that are no less favorable than those set forth in the certificate of incorporation and by-laws of Carisma in effect as of June 22, 2025, the date of the Merger Agreement. The provisions of the certificate of incorporation and by-laws of Carisma with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Carisma that were set forth in the certificate of incorporation and by-laws of Carisma in effect as of June 22, 2025, the date of the Merger Agreement, shall not be amended, modified or repealed for a period of six years from the Effective time of the Merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, of the Merger were officers or directors of Carisma, unless such modification is required by applicable law.

The Merger Agreement also provides that Carisma shall maintain directors’ and officers’ liability insurance policies commencing at the closing of the Merger, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Carisma. The Merger Agreement also provides that Carisma shall purchase, prior to the Effective Time of the Merger, an insurance policy in effect for six years from the Effective Time of the Merger, providing no less favorable coverage as the directors’ and officers’ liability insurance policies maintained by Carisma in effect as of June 22, 2025, the date of the Merger Agreement, with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Carisma by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time of the Merger.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)	Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22. Undertakings

(a)	The registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20.0% change in the maximum aggregate offering price set forth in the “Filing Fee Table” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Exhibit Number	Description
2.1+

Agreement and Plan of Merger, dated as of June 22, 2025, by and among Carisma Therapeutics Inc., OrthoCellix, Inc., Azalea Merger Sub, Inc. and Ocugen, Inc. (incorporated by reference as Annex A to the proxy statement/prospectus).

3.1

Restated Certificate of Incorporation of Carisma Therapeutics Inc., dated March 7, 2023, as amended (incorporated by reference to Exhibit 3.1 to Carisma Therapeutics Inc.’s Annual Report on Form 10-K/A (File No. 001-36296) filed on April 29, 2025).

3.2

Amended and Restated By-Laws of Carisma Therapeutics Inc., dated March 7, 2023 (incorporated by reference to Exhibit 3.2 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).

3.3*	Certificate of Incorporation of OrthoCellix, Inc., as currently in effect.

3.4*	By-Laws of OrthoCellix, Inc., as currently in effect.

4.1

Description of the Carisma Therapeutics Inc.’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to Carisma Therapeutics Inc.’s Annual Report on Form 10-K (File No. 001-36296) filed on March 31, 2025).

5.1**	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to Carisma Therapeutics Inc.

10.1#

Amendment and Restatement of Carisma Therapeutics Inc. Amended and Restated 2014 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on June 9, 2023).

10.2

Amended and Restated Open Market Sale AgreementSM, dated May 12, 2023 (incorporated by reference to Exhibit 1.1 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on May 12, 2023).

10.3†***	Collaboration and License Agreement, dated January 7, 2022, by and between Carisma Therapeutics Inc. and ModernaTX, Inc.

10.4†

License Agreement, dated as of November 10, 2017, by and between Carisma Therapeutics Inc. and the Trustees of the University of Pennsylvania, as amended (incorporated by reference to Exhibit 10.33 to Carisma Therapeutics Inc.’s Registration Statement on Form S-4 (File No. 333-267891), filed on October 14, 2022).

10.5†

License Agreement, dated as of July 24, 2020, by and between Carisma Therapeutics Inc. and New York University (incorporated by reference to Exhibit 10.34 to Carisma Therapeutics Inc.’s Registration Statement on Form S-4 (File No. 333-267891), filed on October 14, 2022).

10.6	Registration Rights Agreement, dated March 7, 2023 (incorporated by reference to Exhibit 10.4 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).
10.7

Contingent Value Rights Agreement, dated March 7, 2023 (incorporated by reference to Exhibit 10.5 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).

10.8#

Form of Indemnification Agreement for Directors and Officers of Carisma Therapeutics Inc. (incorporated by reference to Exhibit 10.6 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).

10.9#

Employment Agreement, dated March 7, 2023, by and between Carisma Therapeutics Inc. and Steven Kelly (incorporated by reference to Exhibit 10.7 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).

10.10#

Employment Agreement, dated March 7, 2023, by and between Carisma Therapeutics Inc. and Richard Morris (incorporated by reference to Exhibit 10.8 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).

10.11#

Employment Agreement, dated March 7, 2023, by and between Carisma Therapeutics Inc. and Michael Klichinsky (incorporated by reference to Exhibit 10.9 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).

10.12#	CARISMA Therapeutics Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).
10.13#

Form of Nonstatutory Stock Option Agreement under the CARISMA Therapeutics Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).

10.14#

Form of Incentive Stock Option Agreement under the CARISMA Therapeutics Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.12 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).

Exhibit Number	Description
10.15#

Carisma Therapeutics Inc. Amended and Restated 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).

10.16#

2023 Form of Stock Option Agreement under the Carisma Therapeutics Inc. 2014 Amended and Restated Stock Incentive Plan (incorporated by reference to Exhibit 10.14 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).

10.17#

2024 Form of Stock Option Agreement under Carisma Therapeutics Inc. 2014 Amended and Restated Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Carisma Therapeutics Inc.’s Annual Report on Form 10-K (File No. 001-36296) filed on April 1, 2024).

10.18#

Form of Restricted Stock Unit Agreement under Carisma Therapeutics Inc. 2014 Amended and Restated Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to the Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).

10.19#

Carisma Therapeutics Inc. 2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.16 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on March 8, 2023).

10.20

Lease, dated April 22, 2019, by and between Wexford-SCEC 3675 Market Street, LLC and CARISMA Therapeutics Inc. (incorporated by reference to Exhibit 10.18 to Carisma Therapeutics Inc.’s Quarterly Report on Form 10-Q (File No. 001-36296) filed on May 11, 2023).

10.21#

Master Services Agreement, dated December 24, 2024, by and between Carisma Therapeutics Inc. and Danforth Global, Inc. and Danforth Advisors, LLC (incorporated by reference to Exhibit 10.1 to Carisma Therapeutics Inc.’s Current Report on Form 8-K (File No. 001-36296) filed on December 26, 2024).

10.22

Form of Support Agreement, by and among Carisma Therapeutics Inc., OrthoCellix, Inc. and certain stockholders of Carisma Therapeutics Inc. (incorporated by reference to Annex C to this proxy statement/prospectus).

10.23

Form of Support Agreement, by and among Carisma Therapeutics Inc., OrthoCellix, Inc. and certain stockholders of OrthoCellix, Inc. (incorporated by reference to Annex D to this proxy statement/prospectus).

10.24

Form of Lock-Up Agreement, by and among Carisma Therapeutics Inc., OrthoCellix, Inc. and certain stockholders of Carisma Therapeutics Inc. (incorporated by reference to Annex E to this proxy statement/prospectus).

10.25	Form of Contingent Value Rights Agreement (incorporated by reference to Annex F to this proxy statement/prospectus).

10.26#***	Proposed OrthoCellix, Inc. 2025 Stock Incentive Plan (incorporated by reference to Annex H to this proxy statement/prospectus).
10.27**	Form of Subscription Agreement (incorporated by reference to Annex I to this proxy statement/prospectus).
10.28**	Form of Registration Rights Agreement (incorporated by reference to Annex J to this proxy statement/prospectus).

10.29*†	License Agreement, dated May 12, 2005, among Ocugen, Inc. and Angiotech Pharmaceuticals (US), Inc. and Angiodevice International GmbH.
10.30*†	Amendment to License Agreement, dated August 31, 2007 among Ocugen, Inc. and Angiotech Pharmaceuticals (US), Inc. and Angiodevice International GmbH.
10.31*†	Second Amendment to License Agreement, dated January 1, 2008 among Ocugen, Inc. and Angiotech Pharmaceuticals (US), Inc. and Angiodevice International GmbH.
10.32*†	Third Amendment to License Agreement, dated April 15, 2008 among Ocugen and Angiotech Pharmaceuticals (US), Inc. and Angiodevice International GmbH.
10.33*†	Fourth Amendment to License Agreement, dated November 1, 2008 among Ocugen, Inc. and Angiotech Pharmaceuticals (US), Inc. and Angiodevice International GmbH.
10.34*†	Fifth Amendment to License Agreement, dated August 6, 2010 among Ocugen, Inc. and Angiotech Pharmaceuticals (US), Inc. and Angiodevice International GmbH.
10.35*†	Reinstatement Agreement and Sixth Amendment to License Agreement, dated February 8, 2011 among Ocugen, Inc. and Angiotech Pharmaceuticals (US), Inc. and Angiodevice International GmbH.
10.36*†	Seventh Amendment to License Agreement, dated March 31, 2011 among Ocugen, Inc. and Angiotech Pharmaceuticals (US), Inc. and Angiodevice International GmbH.
10.37*†	Eighth Amendment to License Agreement, dated June 29, 2012 among Ocugen, Inc. and Angiotech Pharmaceuticals (US), Inc. and Angiodevice International GmbH.
10.38*†	Agreement, dated June 22, 2012 between Ocugen, Inc. and Purpose Co., Ltd. f/k/a Takagi Sangyo Co. Ltd. and f/k/a Takagi Industrial Co., Ltd.
10.39*†	First Amendment to License Agreement, dated May 9, 2016, between Ocugen, Inc. and Purpose Co., Ltd., f/k/a Takagi Sangyo Co. Ltd.

Exhibit Number	Description
10.40*†	License and Commercialization Agreement, dated December 21, 2017 between Ocugen, Inc. and MEDINET Co., Ltd.

10.41***	Form of Transition Services Agreement by and between Ocugen, Inc. and OrthoCellix, Inc.
10.42***	Form of Manufacturing and Supply Agreement by and between Ocugen, Inc. and OrthoCellix, Inc.

10.43*	Asset Contribution Agreement, dated June 19, 2025, by and between Ocugen, Inc. and OrthoCellix, Inc.

10.44*†	Exclusive Channel Collaboration Agreement dated as of September 30, 2014 between Ocugen, Inc. and Intrexon Corporation.

10.45*	Mutual Termination and Release Agreement dated December 21, 2018, between Histogenics Corporation and Intrexon Corporation.

10.46***	Retention and Transaction Bonus Agreement, dated August 29, 2025, by and between Carisma Therapeutics Inc. and Steven Kelly.
10.47***	Amended and Restated Employment Agreement, dated August 29, 2025, by and between Carisma Therapeutics Inc. and Steven Kelly.
21.1*	Subsidiaries of Carisma Therapeutics Inc.
23.1***	Consent of KPMG LLP, independent registered public accounting firm of Carisma Therapeutics Inc.
23.2***	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of OrthoCellix, Inc.
23.3**	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1).

23.4*	Consent of Lucid Capital Markets, LLC

24.1*	Power of Attorney (included on signature page of Carisma Therapeutics Inc.’s Registration Statement on Form S-4 (File No. 333-288792) filed on July 21, 2025).

99.1*	Consent of Karthik Musunuri to serve as a director of Carisma Therapeutics Inc., to be renamed OrthoCellix, Inc.
99.2*	Consent of Michael Shine to serve as a director of Carisma Therapeutics Inc., to be renamed OrthoCellix, Inc.
99.3*	Consent of David Anderson to serve as a director of Carisma Therapeutics Inc., to be renamed OrthoCellix, Inc.

99.4***	Consent of Dennis Carey to serve as a director of Carisma Therapeutics Inc., to be renamed OrthoCellix, Inc.
99.5***	Consent of Sanjay Subramanian to serve as a director of Carisma Therapeutics Inc., to be renamed OrthoCellix, Inc.

101.INS*	XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

107***	Filing Fee Table
*	Previously filed.
**	To be filed by amendment.
***	Filed herewith.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.
+

Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on this 29th day of August, 2025.

CARISMA THERAPEUTICS INC.

By:	/s/ Steven Kelly
Name: Steven Kelly
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven Kelly	President, Chief Executive Officer and Director	August 29, 2025
Steven Kelly	(Principal Executive Officer)

/s/ Natalie McAndrew	Vice President of Finance
Natalie McAndrew	(Principal Financial Officer and	August 29, 2025
Principal Accounting Officer)

*	Director	August 29, 2025
Sanford Zweifach

*	Director	August 29, 2025
Sohanya Cheng

*	Director	August 29, 2025
John Hohneker, M.D.

*	Director	August 29, 2025
Briggs Morrison, M.D.

*	Director	August 29, 2025
David Scadden, M.D.

*	Director	August 29, 2025
Marella Thorell

*By:	/s/ Steven Kelly
	Name:	Steven Kelly
	Title:	Attorney-in-Fact